Form 20-F
period 2021-03-31
UTime Ltd
filed 2021-07-22
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________.

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-40306

UTime Limited

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Address of Principal Executive Offices)

Minfei Bao

Tel: (86) 755 86512266

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$ $0.0001 per share	UTME	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of July 21, 2021 was: 8,267,793 ordinary shares, par value $0.0001 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐   No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐   Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐   No ☒

UTIME LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” or similar terms refer to UTime Limited, a Cayman Islands exempted company, including its wholly-owned subsidiaries and variable interest entity (“VIE”), unless the context otherwise indicates.

GLOSSARY OF TERMS

The following is a glossary of the electronics industry and the PRC and Indian legal systems used in this annual report on Form 20-F. Other defined terms may be found in the body of this annual report.

AQSIQ	Administration of Quality Supervision, Inspection and Quarantine
BIS	Bureau of Indian Standards
BOM	bill of materials
CAB	Conformance Assessment Body
CCB	China Construction Bank
CCI	Competition Commission of India
CNCA	Certification and Accreditation Administration of China
CPA	Consumer Protection Act, 1986
CRBZ	China Resources Bank of Zhuhai Co., Ltd.
CSRC	China Securities Regulatory Commission
DGFT	Directorate General of Foreign Trade
DOT	The Department of Telecommunication, Government of India
EMS	Electronics Manufacturing Services
EPF Act	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952
ESI Act	Employees’ State Insurance Act, 1948
FDI	Foreign Direct Investment
FEMA	Foreign Exchange and Management Act, 1999
FEMA Rules, 2019	Foreign Exchange Management (Non-debt Instruments) Rules, 2019
FLA	Foreign Liabilities and Assets
Gratuity Act	Payment of Gratuity Act, 1972
ID	Industrial Design
IE Code	Importer Exporter Code Number
IMF	International Monetary Fund
IoT	Internet of Things
IPR	Intellectual Property Right
JV	joint venture
mAh	Milliamp hour
MD	Mechanic Design
MIIT	Ministry of Industry and Information Technology
MOFCOM	Ministry of Commerce of the PRC
MRP	Material Requirements Planning
NCLT	National Company Law Tribunal
NDRC	National Development and Reform Commission
ODM	Original Design Manufacturer
OEM	Original Equipment Manufacturer
OGL	Open General License
PCAOB	Public Company Accounting Oversight Board (United States)
PCBA	Printed circuit board and assembly
PFIC	passive foreign investment company
POSH Act	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013
PRC	People’s Republic of China
RBI	Reserve Bank of India
Rs.	Indian Rupee

SAFE	State Administration of Foreign Exchange
SCNPC	Standing Committee of the National People’s Congress
SEBI	Securities and Exchange Board of India
Shops Act	Shops and Commercial Establishments Act
SMF	Single Master Form
SMT	Surface Mounting Technology
TM Act	Trade Marks Act, 1999
TQM	Total Quality Management
VIE	Variable Interest Entity, which refers to United Time Technology Co., Ltd.
WOS	wholly owned subsidiary

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2021, the cash buying rate announced by the People’s Bank of China was RMB6.5713 to $1.00.

FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may”, “will”, “should”, “could”, “would”, “predicts”, “potential”, “continue”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

These statements are necessarily subjective and involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any future results, performance or achievements described in or implied by such statements. Actual results may differ materially from expected results described in our forward-looking statements, including with respect to correct measurement and identification of factors affecting our business or the extent of their likely impact, and the accuracy and completeness of the publicly available information with respect to the factors upon which our business strategy is based or the success of our business.

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors”, “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

3.A. Selected Financial Data

	For the years ended March 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	USD
Statements of Comprehensive Income (Loss) Data
Net Sales	737,858	376,902	238,096	193,088	246,899	37,572
Cost of Sales	682,958	347,864	213,098	173,735	228,732	34,808
Gross profit	54,900	29,038	24,998	19,353	18,167	2,764
Total operating expenses	45,386	59,541	34,970	39,062	32,697	4,976
Income (loss) from operations	9,514	(30,503)	(9,972)	(19,709)	(14,530)	(2,212)
Interest expenses	1,039	779	1,479	1,745	2,461	375
Income (loss) before income taxes	8,475	(31,282)	(11,451)	(21,454)	(16,991)	(2,587)
Income tax expenses (benefits)	1,946	106	498	247	(364)	(55)
Net income (loss)	6,529	(31,388)	(11,949)	(21,701)	(16,627)	(2,532)
Net income (loss) attributable to UTime Limited	3,344	(18,138)	(10,895)	(21,701)	(16,627)	(2,532)
Income (losses) per share attributable to UTime Limited (1)	0.76	(4.14)	(2.49)	(4.81)	(3.68)	(0.56)
Weighted average common stock outstanding (1)	4,380,000	4,380,000	4,380,000	4,507,223	4,517,793	4,517,793

(1)	Income (losses) per share is calculated by dividing net income attributable to the equity holders of our company by the weighted average number of ordinary shares outstanding during each of the periods reported. The weighted average ordinary shares outstanding for the fiscal years ended March 31, 2017, 2018, 2019, 2020 and 2021 have been retrospectively adjusted to reflect the repurchase of 7,859,721 ordinary shares on April 29, 2020 as part of the reorganization of the Company.

	As of March 31,
	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	USD
Balance Sheet Data
Cash and cash equivalents	7,155	7,408	554	8,977	1,366
Working deficit	(21,990)	(26,025)	(4,030)	(17,289)	(2,631)
Total assets	230,594	188,160	168,118	173,581	26,414
Total liabilities	199,887	170,882	128,181	148,403	22,583
Total shareholders’ equity	30,707	17,278	39,937	25,178	3,831

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2020 and 2021, respectively, we had losses from operations of RMB19.7 million and RMB14.5 million (US$2.2 million), and net losses of RMB21.7 million and RMB16.6 million (US$2.5 million). We also had net cash used by operating activities of RMB17.1 million in fiscal year 2020, and cash used in operations of RMB2.5 million (US$0.4 million) in fiscal year 2021. We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

We cannot assure you that we will be able to generate profits or positive cash flow from operating activities in the future. Our ability to achieve profitability depends in large part on our ability to manage our costs and expenses. We intend to manage and control our costs and expenses as a proportion of our total revenues, but there can be no assurance that we will achieve this goal. We may experience losses in the future due to our continued investments in technology, talent, content and other initiatives. In addition, our ability to achieve and sustain profitability is affected by various factors, some of which are beyond our control, such as changes in macroeconomic and regulatory environment or competitive dynamics in the industry. Accordingly, you should not rely on our financial results of any prior period as an indication of our future performance.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2020 and 2021, respectively, we had accumulated deficit of RMB32.8 million and RMB49.4 million (US$7.5 million). Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top three customers in fiscal year 2020 accounted for approximately 57.3%, 9.6% and 6.0% of our net revenues in fiscal year 2020. For the year ended March 31, 2021, our top three customers accounted for approximately 41.3%, 6.8% and 6.3% of our net revenues.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive service solutions provider for our customers, some of our customers have in-house research and development capabilities, and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products, may decline or vary as the type and quantity of products changes over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us.

In addition, a number of factors not within our control could cause the loss of, or reduction in, business or revenues from any customer, and these factors are not predictable. These factors include, among others, a customer’s decision to re-negotiate the royalty payment of a contract if the volume of unit sales exceeds original expectations, pricing pressure from competitors, a change in a customer’s business strategy, or failure of a mobile chipset manufacturer or mobile device OEM to develop competitive products. Our customers may also choose to pursue alternative technologies and develop alternative products in addition to, or in lieu of, our products, either on their own or in collaboration with others, including our competitors. The loss of any major customer or key project, or a significant decrease in the volume of customer demand or the price at which we sell our products to customers, could materially adversely affect our financial condition and results of operations.

The outbreak of the coronavirus in China, India and across the world may have a material adverse effect on our business.

Our business could be materially and adversely affected by the outbreak of the Coronavirus Disease 2019 (“COVID-19” or the “coronavirus”), or the coronavirus, in China. On January 30, 2020, the World Health Organization declared the coronavirus outbreak a “Public Health Emergency of International Concern” and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economies and financial markets of many countries, including the geographical area in which the Company operates.

Our headquarters (Shenzhen) and our factory (Guizhou) are located in China where the coronavirus originated. The World Health Organization has declared the coronavirus outbreak in China a public health emergency of international concern. As this virus is transmitted between humans, the Chinese government has imposed travel restrictions in certain parts of the country and several businesses operating in China have scaled back operations. The development of the coronavirus outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it difficult to adequately staff our operations. As a result, our operating results, financial condition and cash flows could be materially adversely impacted.

The coronavirus is impacting several areas of the world, including Asia and the United States. Many factories in China closed during February 2020 at the mandate of the Chinese government and did not reopen until March 2020. This has impacted the manufacturing productivity of our factories as well as those of our suppliers, and therefore the amount of inventory we receive and can ship to customers. We are hopeful that all operations will return to normal as soon as possible. We are doing everything we can to keep customer production running and to keep things as smooth and stable as possible. However, the coronavirus could negatively impact our sales performance, depending on the duration and severity of the coronavirus’ impact on the operations of our vendors and suppliers, as well as our ability to restore production to normal levels.

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	We temporarily closed our offices and manufacturing facility and implemented a work from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our manufacturing facility in Guizhou was allowed to reopen on February 14, 2020 by the local government. From mid-February until mid-April, our PRC office and factory have reopened on a limited, transitional basis. Although our PRC office and factory have since become fully operational, in connection with the temporary PRC closures and lingering effects of the pandemic since the country has reopened, we implemented a series of cost control procedures, including cutting approximately 45 redundant workers, rescheduling office hours and increasing employees’ unpaid leave to maintain our cash position and cash flow.

●	On March 24, 2020, the Indian government ordered a 21-day nationwide lockdown, followed by another order on April 14, 2020 and which was extended until May 31, 2020 with numerous relaxations which inter alia permitted opening of businesses and offices with certain restrictions. On May 30, 2020, the Indian government further extended the lockdown in specific areas identified as “containment zones” until June 30, 2020 and permitted the re-opening of the economy in a phased manner in areas outside the containment zones. The Indian Ministry of Home Affairs announced that from July 1, 2020 to July 30, 2020, lockdown measures were only imposed in containment zones. In all other areas, most activities were permitted. From August 1, 2020, night curfews were removed and all inter-and intra-state travel and transportation was permitted. However, the respective state/union territory governments have been empowered to prohibit activities in areas outside containment zones or impose such restrictions as deemed necessary to contain the spread of COVID-19, which has slowed down the rate of resumption of business activities. Due to the lockdown, our operations in India were halted for several weeks. Since May 11, 2020, we resumed our sales operations in various parts of India (except those falling under containment zones). While the Indian government lifted the lockdown throughout India and took requisite steps to bring back the Indian economy on track in early 2021, a second larger outbreak of COVID-19 occurred in India in March 2021. To curb the spread of the virus, various state governments have announced lockdowns and imposed curbs on movement and economic activities of different time periods. The lockdown in the capital of India, Delhi has been lifted to a large extent. While the governments of each affected state have commenced easing the lockdown restrictions, the same may be extended or made stringent to control the spread of COVID-19. Such restrictions on continued business activities will have a detrimental impact on our business in India.

●	During March 2020 through June 2020, due to the pandemic outbreak in China and subsequently the national lockdown in India, our business operations, especially sales and marketing in India, were reduced significantly. During the fiscal year 2021, revenue generated from Do Mobile decreased approximately RMB11.7 million or 66% compared to the fiscal year 2020. Total Do Mobile shipments were only 107,848 units during the period, representing a decrease of approximately 62.5% from the fiscal year 2020, and we realized only about 38% of our forecasted sales plan. We estimate that total revenue loss from Do Mobile was between RMB5 million (US$0.8 million) to RMB7 million (US$1.1 million) in the 2021 calendar year.

●	Our logistics channels have been negatively impacted by the outbreak, which may delay our products delivery. As a result, our revenue and account receivables outside of India has been negatively impacted in fiscal year 2021. Some of our orders have been delayed due to nationwide lockdowns in Mainland China, Europe, the United States, South America and Africa. However, to date, none of these orders have been returned or cancelled. We had no delayed orders excluding India before October 2020. However, from October 2020 to April 2021, delayed orders started to increase again due to the worsened situation relating to COVID-19 outside China. Although we had approximately US$1.2 million orders delayed by COVID-19 as of early April 2021, we have managed to complete all of them and we have no additional orders delayed by COVID-19 as of the date of this report.

●	Some of our customers have been and could continue to be negatively impacted by the outbreak, which may reduce their orders. Our customers may reduce their future purchases from us if they are not able to complete the manufacture of their products due to the shortage of components from other suppliers. Although to date, none of our customers have terminated contracts with us, our revenue and income has been and may continue to be negatively impacted.

●	The situation may worsen if the COVID-19 outbreak continues. Certain of our customers have requested, and additional customers may request, additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We are currently working with customers on finalizing payment schedules and have not experienced significant collection issues so far. We will continue to closely monitor our collections throughout 2021.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the date of this report, in which case you may lose your investment.

We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

We outsource all of our transportation and logistics services, as well as after-sale services, for our products to third-party service providers. We rely on these outsourcing partners to bring our products to our customers and provide after sale services. While these arrangements allow us to focus on our main business, they also reduce our direct control over the logistics and aftersales services provided to our customers. Any failure of our logistics partners to perform may have a material negative impact on the timely delivery of our products and customer satisfaction. In addition, logistics in our primary locations or transit to final destinations may be disrupted for a variety of reasons including, natural and man-made disasters, information technology system failures, commercial disputes, military actions or economic, business, labor, environmental, public health, or political issues. We may also be unable to pass any increase in logistics costs to our customers. Errors that occur in product maintenance processes can compromise our products and services, adversely affect customer experience, and harm our business.

We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

We rely on outsourcing manufacturers to produce a majority of our products. However, the volume of orders designated to a specific manufacturer is likely to vary from year-to-year and project-to-project, especially since we generally do not enter into exclusive relationship with the manufacturers and we do not have long-term or fixed-term purchase commitments with any of our outsourcing manufacturers. A major manufacturer in one year may not provide the same amount of products to us in any subsequent year. The products each manufacturer supplies us may decline or vary our customer orders change over time. Additionally, our contracts with these manufacturers can be terminated at any time. Therefore, we may not be able to maintain a long-term cooperative relationship with our outsourcing manufacturers for our existing products. We may also experience operational difficulties with our outsourcing manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our outsourcing manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, or other problems. We may be unable to pass the cost increases to our customers. We may have disputes with our outsourcing manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to identify outsourcing manufacturers who are capable of producing new products we target to launch in the future.

Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

We strive to continue to expand and diversify our product offerings to cover additional scenarios in the mobile or IoT era. Expanding into new product categories and scenarios outside of the mobile phone and accessories category, such as to wearable devices, speakers and related consumer electronics and substantially increasing our product lines involve new risks and challenges. Our potential lack of familiarity with new products and scenarios and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

Furthermore, we may need to price our new products more aggressively to penetrate new markets, and gain market share or remain competitive. It may be difficult for us to achieve profitability in the new product categories and our profit margin, if any, may be lower than we anticipate, which would adversely affect our overall profitability and results of operations.

Our international expansion is subject to a variety of costs and risks and we may not be successful, which could adversely affect our profitability and operating results.

We intend to expand or enter into new geographic markets, such as the United States and Canada, where we have limited or no experience in marketing, selling our products and deploying our services. International expansion has required and will continue to require us to invest significant capital and other resources and our efforts may not be successful. Our expansion may be subject to risks such as: brand awareness, sales and distribution network, differences in customer preference, political and economic instability, trade restrictions, difficulties in forming and managing local staff and teams, lesser degrees of intellectual property protection.

The occurrence of any of these risks could negatively affect our international business and consequently our business and operating results. In addition, the concern over these risks may also prevent us from entering into or releasing certain of our products in certain markets.

Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

Certain of our technology and our suppliers’ technology may contain or may be derived from “open source” software, which, under certain open source licenses, may offer accessibility to a portion of a product’s source code and may expose related intellectual property to adverse licensing conditions. Licensing of such technology may impose certain obligations on us if we were to distribute derivative works of the open source software. For example, these obligations may require us to make source code for derivative works available or license such derivative works under a particular type of license that is different from what we customarily use to license our technology. While we believe we have taken appropriate steps and employ adequate controls to protect our intellectual property rights, our use of open source software presents risks that, if we inappropriately use open source software, we may be required to reengineer our technology, discontinue the sale of our technology, release the source code of our proprietary technology to the public at no cost or take other remedial actions, which could adversely affect our business, operating results and financial condition. There is a risk that open source licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products or solutions, which could adversely affect our business, operating results and financial condition.

We operate in a rapidly evolving industry. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

The mobile industry is rapidly evolving and subject to continuous technological developments. Our success depends on our ability to keep up with these technological developments and the resulting changes in customers’ demands. There may also be changes in the industry landscape as different types of platforms compete with one another for market share. If we do not adapt our software and service platform solutions to such changes in an effective and timely manner as more mobile operating system platforms become available in the future, we may suffer a loss in market share. Given that we operate in a rapidly evolving industry, we also need to continuously invest significant resources in research and development in order to enhance our existing products and to respond to changes in customer preference, new challenges and industry changes in a timely and effective manner. If we fail to keep up with technological developments and continue to innovate to meet the needs of our customers, our software and service platform solutions may become less attractive to customers, which in turn may adversely affect our reputation, competitiveness, results of operations and prospects.

We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to a decline in our sustainable growth.

The mobile phone market is highly fragmented and competitive, and we expect competition to persist and intensify from both existing competitors and new market entrants. We believe that the principal competitive factors in our industry are reliability and efficiency, performance, product features and functionality, development complexity and time-to-market, price, support for multiple architectures and processors, interoperability with other systems, support for emerging industry and customer standards and protocols and levels of training, technical services and customer support.

The market in which we operate is highly competitive and is subject to frequent changes due to technological improvements and advancements, availability of new and alternative services and frequently changing client preferences and demands. Our ability to anticipate changes in technology and regulatory standards and to develop and introduce new and enhanced products successfully on a timely basis will be a significant factor in our ability to grow and to remain competitive. The development and acquisition of technology requires substantial investments, and we cannot guarantee that we will be able to achieve the technological advances that may be necessary for us to remain competitive. If we fail to update the technology used in their handsets, it will be challenging for us to experience sustained growth in both existing and new markets and consequently, we may lose our market share and revenue.

We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors, including, among others, the ability to capitalize on anticipated synergies, diversion of resources and management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities and tax and accounting issues. If we fail to integrate any acquired company efficiently, our earnings, revenues, gross margins, operating margins and business operations could be adversely affected. The integration of acquired companies is a complex, time-consuming and expensive process.

Security and privacy breaches may expose us to liability and harm our reputation and business.

As part of our business we may receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide, including India and the United States, is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations. For example, in November 2016, China released the Cybersecurity Law, which took effect in June 2017. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. While we take security measures relating to service platform solutions, specifically, and our operations (including MVNO business operation), generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data it stores or processes could result in a loss of confidence in the security of our service platform solutions, damage our reputation, disrupt our business, lead to legal liability and adversely affect our financial condition and results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, partners or other third parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

We are vulnerable to technology infrastructure failures, which could harm our reputation and business.

We rely on our technology infrastructure for many functions, including selling our service platform solutions, supporting our customers and billing, collecting and making payments. We also rely on our own technology infrastructure, which is located on a third-party site, as well as the technology infrastructure of third parties, to provide some of our back-end services. This technology infrastructure may be vulnerable to damage or interruption from natural disasters, power loss, telecommunication failures, terrorist attacks, computer intrusions and viruses, software errors, computer denial-of-service attacks and other events. A significant number of the systems making up this infrastructure are not redundant, and our disaster recovery planning is not sufficient for every eventuality. This technology infrastructure is also subject to break-ins, sabotage and intentional acts of vandalism by internal employees, contractors and third parties. Despite any precautions we or our third-party partners may take, such problems could result in, among other consequences, interruptions in our services and loss of data, which could harm our reputation, business and financial condition. We do not carry business interruption insurance sufficient to protect us from all losses that may result from interruptions in our services as a result of technology infrastructure failures or to cover all contingencies. Any interruption in the availability of our websites and on-line interactions with customers and partners would create a large volume of questions and complaints that would need to be addressed by our support personnel. If our support personnel cannot meet this demand, customer and partner satisfaction levels may fall, which in turn could cause additional claims, reduced revenue, reputation damage or loss of customers.

We may not be able to continue to use or adequately protect our intellectual property rights, which could harm our business reputation and competitive position.

We believe that patents, trademarks, trade secrets, copyright, software registration and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China, the United States, the Philippines, Kenya and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Risks related to mis-branded counterfeit, unlawful copying can lead to security problems, loss of consumer confidence, losing out on the brand image, reputation and goodwill. Presently, “Do Mobile” is not a registered trademark in India. Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “UTime” or “Do Mobile” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

In addition, the validity, enforceability and scope of protection available under intellectual property laws with respect to the mobile and Internet industries in China, where a significant part of our business and operations are located, are uncertain and still evolving. Implementation and enforcement of PRC intellectual property-related laws have historically been deficient, ineffective and hampered by corruption and local protectionism. Accordingly, protection of intellectual property rights in China may not be as effective as in the United States or other countries. Furthermore, policing unauthorized use of proprietary technology is difficult and expensive, and we may need to resort to litigation to enforce or defend patents issued to us or to determine the enforceability, scope and validity of our proprietary rights or those of others. Such litigation and an adverse determination in any such litigation, if any, could result in substantial costs and diversion of resources and management attention, which could harm our business and competitive position.

We also may be required to enter into license agreements with certain third parties to use their intellectual property for our business operations. If such third parties fail to perform under these license agreements or if the agreements are terminated for any reason, our business and results of operations may be negatively impacted. Furthermore, if we are deemed to be using third parties’ intellectual property without due authorization, we may become subject to legal proceedings or sanctions, which may be time-consuming and costly to defend, divert management attention and resources or require us to enter into licensing agreements, which may not be available on commercial terms, or at all.

The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in the Cayman Islands and structured as a holding company and intermediate and operating subsidiaries incorporated in China, Hong Kong and India. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

●	significant currency fluctuations between the U.S. dollar and other currencies in which we transact business;

●	difficulty in identifying appropriate mobile chipset manufacturers, mobile device OEMs, mobile operators and/or joint venture partners, and establishing and maintaining good relationships with them;

●	legal uncertainty owing to the overlap and inconsistencies of different legal regimes, problems in asserting contractual or other rights across international borders and the burden and expense of complying with the laws and regulations of various jurisdictions;

●	potentially adverse tax consequences, such as scrutiny of transfer pricing arrangements by authorities in the countries in which we operate;

●	adverse effect of inflation and increase in labor costs;

●	current and future tariffs and other trade barriers, including restrictions on technology and data transfers;

●	general global economic downturn;

●	unexpected changes in political environment and regulatory requirements; and

●	terrorist attacks and other acts of violence or war.

The potential for war or terrorist attacks may also cause uncertainty and cause our business to suffer in ways that we cannot predict. Our business could also be adversely affected by the outbreaks of epidemics in China and globally, such as the coronavirus which originated in Wuhan, China at the end of 2019, Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, or other epidemics. Past occurrences of epidemics have caused different degrees of damage to the national and local economies in India. A recurrence of an outbreak of any kind of epidemic could cause a slowdown in the levels of economic activity generally, which may adversely affect our business, financial condition and results of operations. Should major public health issues, including pandemics, arise, we could be adversely affected by more stringent employee travel restrictions, additional limitations in freight services, governmental actions limiting the movement of products between regions, delays in production ramps of new products and disruptions in the operations of our component suppliers.

The occurrence of any of these events could have a material adverse effect on our results of operations and financial condition.

Furthermore, we are in the process of implementing policies and procedures designed to facilitate compliance with laws and regulations in various jurisdictions applicable to us, but there can be no assurance that our employees, contractors or agents will not violate such laws and regulations or our policies. Any such violations could, individually or in the aggregate, materially and adversely affect our financial condition and operating results.

Inadequacy of skilled personnel may lead to decline in sales of mobile phones by us.

Competition in our industry for qualified employees, especially technical employees, is intense, and our competitors directly target our employees from time to time. We have also experienced employees leaving us to start competing businesses or to join the in-house research and development teams of our customers. The loss of the technical knowledge and industry expertise of any of these individuals could seriously impede our success. Moreover, the loss of these individuals, particularly to a competitor, some of which are in a position to offer greater compensation, and any resulting loss of customers or trade secrets and technological expertise could further lead to a reduction in our market share and adversely affect our business. If we are required to increase the compensation payable to our qualified employees to compete with certain competitors with greater resources than we have or to discourage employees from leaving us to start competing businesses, our operating expenses will increase which, in turn, will adversely affect our results or operations.

Moreover, our sales team plays a pivotal role in the success of the business of every organization. The unique and important role of sales is to bridge the gap between the potential customer’s needs and the products/services that the organization offers that can fulfil their needs. Every organization strives to have best sales team who possess skill set for understanding consumer behavior and consumer needs and excellent communication skill. Our growth strategy places significant dependence on the experience and the continued efforts of our sales executives. There has always been dearth of such skilled sales personnel, and we may need to incur significant expenditure for attracting skilled sales personnel and for retaining its existing sales team. We may not be able to retain our existing sales team or attract and recruit new sales executives in the future. This may result in drop in sale of mobile handsets and will consequently have an adverse effect on our revenue and sustained growth.

Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships and reputation of Minfei Bao, our founder, chairman and chief executive officer. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

If any of our senior executives or key employees joins a competitor or forms a competing company, it may lose customers, know-how and other key employees and staff members to them. Also, if any of our business development managers, who generally keep a close relationship with our customers, joins a competitor or forms a competing company, we may lose customers, and our net revenues may be materially and adversely affected. Additionally, there could be unauthorized disclosure or use of our technical knowledge, practices or procedures by such employees. All of our executives and key employees have entered into employment agreements with us that contain non-competition provisions, non-solicitation and nondisclosure covenants. However, if any dispute arises between our executive officers or key employees and us, such non-competition, non-solicitation and nondisclosure provisions might not provide effective protection to us, especially in China, where most of these executive officers and key employees reside, in light of the uncertainties with China’s legal system.

We could be impacted by unfavorable results of legal proceedings, including the pending proceeding against Do Mobile, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

The Company is subject to various legal proceedings and claims that have arisen in the ordinary course of business, from time to time, and new claims may arise in the future.

On September 17, 2018, Wukai Song, the majority shareholder in Bridgetime, filed a complaint with the NCLT against Ekta Grover and Yunchuan Li, the directors of Do Mobile at the time, alleging mismanagement of corporate affairs, embezzlement of funds and absenting themselves from the management of Do Mobile. Further, Mr. Song sought the following relief from the NCLT:

●	prevent Ms. Grover and Mr. Li from exercising any of their powers as directors of Do Mobile;

●	restrain Ms. Grover and Mr. Li from operating the bank account of Do Mobile and restraining DBS Bank from acting on the instructions of Ms. Grover and Mr. Li;

●	permit the company secretary of Do Mobile to carry out the daily affairs of Do Mobile, which are ordinarily carried out by the directors of a company, until a new board of directors of Do Mobile is constituted and to file an application seeking extension of the date for holding an annual general meeting beyond September 30, 2018;

●	appoint Mr. Amit Kumar and Mr. Huiyun Chen as interim directors of Do Mobile; and

●	direct Ms. Grover and Mr. Li, directors of Do Mobile, to hand over all documents and material related to Do Mobile in their possession, back to Do Mobile and sign all statutory documents and filings to be made for the time period when they were acting as directors of Do Mobile.

On November 16, 2018 and November 15, 2018, Ms. Grover and Mr. Li, respectively, filed an answer with the NCLT. Further, on November 17, 2018, Mr. Wukai Song filed an application for interim relief seeking removal of Ms. Grover and Mr. Li from the board of directors of Do Mobile.

On September 30, 2019, the NCLT issued its interim order, which allowed Mr. Wukai Song to carry out certain statutory compliances of Do Mobile, and the NCLT has also directed Ms. Grover, director of Do Mobile, to handover the digital signature of directors to Mr. Wukai Song for carrying out said statutory compliances and undertaking its business pending resolution of the litigation.

Since the litigation involves Ms. Ekta Grover and Mr. Li Yunchuan, who were the directors of Do Mobile, and who resigned on December 24, 2020 and March 3, 2021 respectively, such directors could no longer attend to the affairs of Do Mobile. As a result, Do Mobile did not have an effective board and was facing significant challenges in its daily operation. For instance, Do Mobile was unable to undertake certain corporate actions, such as: (a) convening and holding board meetings of Do Mobile as mandatorily required under the provisions of the Companies Act, 2013 every year; (b) convening an annual general meeting where among other things, the Do Mobile shareholders approve and adopt the financial statements of Do Mobile as required under the Companies Act, 2013; (c) reporting annual compliances with the provisions of the Companies Act, 2013 through various e-forms with the office of the Registrar of Companies, Ministry of Corporate Affairs; (d) submitting an annual report titled ‘Foreign Liabilities and Assets’ each year as required by companies receiving foreign direct investment and other related compliances under Foreign Exchange Management Act, 1999; and (e) maintenance of statutory registers as required under various applicable laws.

Do Mobile is also a party to two other matters initiated in connection with the aforesaid matter before the NCLT. These matters, which were filed at Tis Hazari court (district court) in Delhi, India were (i) Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019); and (ii) Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019).

The above-mentioned instances of non-compliance expose Do Mobile to potential fines and penalties. Do Mobile directors and officers may also be prosecuted for such non-compliance under the official-in-default doctrine in the Companies Act, 2013, should they fail to undertake their statutory duties to act in the best interest of Do Mobile.

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the matter was scheduled to be heard again on June 3, 2021. However due to the lockdown, the courts were functioning at a limited capacity and the matter could not be taken up on the designated date. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigation between Do Mobile and its directors, Do Mobile and director Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the ongoing litigation before the NCLT by filing a withdrawal application before the NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) filed a withdrawal application before the NCLT on January 21, 2021 requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT has yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated check dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this check could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 21, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in the appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi – 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

The matter of Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019) was initiated by Mr. Li in the Tis Hazari district court to seek revival of the authority granted to him and Ms. Grover to operate the bank account of Do Mobile. Since the dispute regarding the powers of Mr. Li and Ms. Grover in their capacity as directors of Do Mobile was pending before the NCLT, the district court refused to grant any interim relief to the then directors of Do Mobile. An application seeking withdrawal of the matter was filed by Do Mobile on April 1, 2021. At present, the matter is pending before the Tis Hazari district court and will be heard next on September 22, 2021. The court is yet to pass an order allowing the application requesting withdrawal of the suit.

Since the litigation commenced, all major decisions for Do Mobile have been made by the Company’s group headquarters in Shenzhen, China. Such decisions include those relating to the type and quantum of products to be released in the market. Furthermore, all sales are being made and the marketing strategy for Do Mobile is being formulated from the corporate headquarter in Shenzhen, China. However, Do Mobile is making its own decisions relating to customer acquisition, recruitment of sales forces and office administration.

In order to avoid operational challenges in Do Mobile on account of ongoing litigation at the NCLT, the Company nominated the following persons to manage the daily operations of Do Mobile:

●	Andy Liu, Vice President of Overseas Department at UTime SZ, managed daily external affairs related to clients, vendors, products, sales & purchase, marketing, business development, etc. from October 2019 until his resignation in August 2020. Since Mr. Liu’s resignation, Mr. Wukai Song has been managing these affairs at Do Mobile.

●	Wukai Song manages daily internal affairs related to finance, human resource, office administration, etc.

●	Do Mobile has also appointed another officer in India, Tarun Garg, to manage the banking and accounting operations of Do Mobile, as its Finance Head with effect from July 2020. He is working in close coordination with Shibin Yu, Chief Financial Officer of the Company, and Wendy Long, an accountant from corporate headquarters in Shenzhen, China. In addition to this, Tarun Garg is also assisting Wukai Song in relation to day-to-day operations of the Do Mobile in India.

In order to avoid operational challenges due to the on-going litigation in the NCLT, effective December 12, 2020, Do Mobile appointed two new directors on its board, Mr. Song and Aayushi Gautam. At present, the board of Do Mobile consists of two directors, Mr. Song and Ms. Gautam. Ms. Grover and Mr. Li both have resigned from their directorship in Do Mobile with effect from December 24, 2020 and March 3, 2021 respectively. Further, one share of Do Mobile which was held by Ms. Grover has been transferred by her to Ms. Aayushi Gautam. Do Mobile has also appointed Mr. Tarun Garg as its Finance Head, effective in July 2020. As a result of the constitution of a new board of directors, Do Mobile has been able to overcome its operational challenges.

On August 24, 2018, UTime GZ submitted an arbitration against Guizhou Nianfu Supply Chain Management Co., Ltd. (“Nianfu GZ”), alleging Nianfu GZ defaulted payment of RMB7,428,592.35 (US$1.1 million) under certain supply chain service agreement between UTime GZ and Nianfu GZ (No. GZNF-GZLD2017-386, the “Service Agreement”), and seeking compensation losses. On July 24, 2019, a judgment was rendered awarding that (i) Nianfu GZ shall pay RMB1,748,689.70 (US$0.3 million) for the balance for goods to UTime GZ; and (ii) Nianfu GZ shall pay UTime GZ the property preservation fees and legal fees of RMB18,728.70 (US$2,850.1) in total. This judgment has taken effect and UTime GZ has received the amount of RMB1,816,621.90 (US$0.3 million) on September 23, 2019. On August 14, 2019, UTime GZ has submitted a new arbitration against Nianfu GZ at Shenzhen Court of International Arbitration (“SCIA”), mainly because our management was not satisfied with the amount of the compensation awarded by the SCIA, seeking termination of the Service Agreement and the payment of RMB5,932,637.83 (US$0.9 million) by Nianfu GZ under the Service Agreement. The new arbitration application was accepted by SCIA on September 3, 2019 and the tribunal heard the case on November 14, 2019. On March 16, 2020, a new judgment was rendered by the arbitration tribunal awarding that the Service Agreement shall be terminated and Nianfu GZ shall pay RMB5,679,902.65 (US$0.9 million) to UTime GZ. The new judgment has taken effect and on June 19, 2020, UTime GZ has received the amount of RMB5,820,000.00 (US$0.9 million) including the arbitration fee and attorney’s fee.

On August 23, 2018, UTime SZ submitted an arbitration against Shenzhen Nianfu Supply Chain Management Co., Ltd. (“Nianfu SZ”), alleging Nianfu SZ defaulted on payment of RMB1,913,616.60 (US$0.3 million) under certain supply chain service agreement between UTime SZ and Nianfu SZ, seeking compensation losses. On March 29, 2019, SCIA issued the Correspondence No. Hua Nan Guo Zhong Shen Fa [2019] D3704 stating that the arbitration tribunal decided to suspend the case (No. SHEN DX20180565) from March 29, 2019, due to the fact that Nianfu SZ was going through the bankruptcy proceedings and the time for resuming the arbitration procedure shall be notified by the arbitration tribunal separately. On June 24, 2020, UTime SZ has withdrawn the case (No. SHEN DX20180565) from the SCIA.

Regardless of the merit of particular claims, litigation may be expensive, time consuming, disruptive to our operations and distracting to management. For instance, if such litigation against Do Mobile stays pending, there will be no effective board of Do Mobile, which may lead to serious complications for Do Mobile. Continued non-compliance may impact Do Mobile’s operations negatively, which could result in the imposition of substantial penalties by the government and lead to prosecution of our management. Therefore, our business operations could be negatively impacted by unfavorable results of legal proceedings.

In addition, we may from time to time be involved in future litigation in which substantial monetary damages are sought. Litigation claims may relate to intellectual property, contracts, employment, securities and other matters arising out of the conduct of our current and past business activities. Any claims, whether with or without merit, could be time consuming, expensive to defend and could divert management’s attention and resources. We may maintain insurance against some, but not all, of these potential claims, and the levels of insurance we do maintain may not be adequate to fully cover any and all losses. Nonetheless, the results of any future litigation or claims are inherently unpredictable, and such outcomes could have a material adverse effect on our results of operations, cash from operating activities or financial condition.

Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets.

Quality of any product plays a vital role towards its demand and any failure to maintain quality standards may impact sales and revenues. Much of the mobile products we sell, for instance, the mobile handsets sold by Do Mobile, are being manufactured by third party vendors. Though we conduct frequent vendor inspections in an effort to ensure that these vendors adhere to our prescribed quality standards; however, there remains an element of risk about the quality of mobile handsets as we cannot guarantee that our inspections will capture all existing or latent defects. Our inability to maintain the quality of our products, may materially impact our reputation and business.

We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

We have experienced rapid growth since we commenced operations. Our rapid expansion may expose us to new challenges and risks. Currently we are not involved in any other business vertical and are solely dependent upon revenue from its mobile handset business. In the event, our mobile handset vertical becomes vulnerable due to any unforeseen circumstance or we become unable to successfully augment our existing business of sale of mobile handsets, then our business and financial condition could material adverse effect. Even if we introduce any new service or product as a part of its business operations, it may take time to establish in a highly competitive Asian market, hence, there can be no assurance that we will be able to achieve its intended return on investments.

A further principal component of our growth strategy is to expand the geographical scope of our business. This growth strategy will require deployment of additional funds and resources, continued expansion and enhancement of our infrastructure and technology, improvement of our operational and financial systems and controls, and will also entail procuring additional approvals, permissions and licenses from regulatory authorities. This will put strain on our funds position and there will always be a requirement of infusion of additional capital. For example, we currently manage all of our human resources functions with a traditional and basic system and expect that we will need to upgrade our current system as we continue to increase our headcount. We also need to expand, train and manage our growing employee base. In addition, our management will be required to obtain, maintain or expand relationships with mobile chipset manufacturers, mobile device OEMs and mobile operators, as well as other third-party business partners. We cannot assure you that our current and planned personnel, infrastructure, systems, procedures and controls will be adequate to support our expanding operations. As we enter new markets, such expansion may subject us to various challenges, including those relating to our lack of familiarity with the culture, legal regulations and economic conditions of the new regions, difficulties in selection and appointment of distributors, display centers, staffing and managing such operations. The risks involved in entering new geographical markets may be higher than expected, and we may face significant competition in such markets. By expanding into new markets, we may be exposed to significant liabilities and could lose some or all of our investment in such regions. If we fail to manage our expansion effectively, our business, results of operations and prospects may be materially and adversely affected. Any delay or non-availability of additional capital will also impact our growth curve and may lead to stagnation and loss of business.

Continuous expansion also involves challenges relating to recruitment, training and retention of human resources of caliber. Failure to train and retain employees may result in attrition, which will put pressure on us for recruitment, which may also lead to increased human resource costs, which may also impact our financial position.

We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

The stability or variability in the prices of materials or components depends on various factors which could have an adverse effect on our business and accordingly, a major fluctuation should not be ruled out in the future. Several components used in handsets sold by us are sourced from offshore companies, primarily from China. The price and availability of the materials or components depends on several factors beyond our control, including supplier’s preferability, overall economic conditions, production levels, market demand for such material, production and transportation cost, duties, taxes and trade restrictions. Any impact on supply of components for any reason whatsoever will have direct impact on our business.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with related parties, including our significant shareholders and directors. For example, we have entered into several transactions with persons or our Chief Executive Officer, Minfei Bao, where we borrowed funds from him for additional working capital demand. See “Item 7. Major Shareholders And Related Party Transactions — B. Related Party Transactions — Loans from Mr. Bao”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

Transactions with related parties present potential for conflicts of interest, as the interests of related party may not align with the interests of our shareholders. Although we believe that these transactions were in our best interests, we cannot assure you that these transactions were entered into on terms as favorable to us as those that could have been obtained in an arms-length transaction. We may also engage in transactions with related parties in the future. These transactions, individually or in the aggregate, may have an adverse effect on our business and results of operations or may result in government enforcement actions or other litigation.

We may be adversely affected by product liability exposure claims.

We face an inherent business risk of exposure to product liability claims in the event that our products fail to perform to their specifications. In case of any product liability claim, we may need to incur significant expenditure in defending any such claims. We may incur losses relating to these claims or the defense of these claims.

We may also be required to participate in recalls involving our mobile products, if any prove to be defective, or we may voluntarily initiate a recall or make payments related to such claims as a result of various industry or business practices or the need to maintain good customer relationships. Such a recall would result in a diversion of resources. Where defective designs or defective components parts cause significant bodily damage or injury, our liability risks will increase.

We do not maintain product liability insurance, and to the extent we do obtain such insurance in the future, we cannot assure investors that it will be sufficient to cover all product liability claims, that such claims will not exceed our insurance coverage limits or that such insurance will continue to be available on commercially reasonable terms, if at all. Any product liability claim brought against us could have a material adverse effect on the results of our operations.

Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares.

Neither we nor BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO China”), our independent registered public accounting firm, has performed a comprehensive assessment of our internal control over financial reporting, as defined by the standards of the PCAOB, for purposes of identifying and reporting material weaknesses and other control deficiencies. We are not currently required to comply with Section 404 of the Sarbanes-Oxley Act and therefore are not required to assess the effectiveness of our internal control over financial reporting. Further, BDO China has not been engaged to express, nor has it expressed, an opinion on the effectiveness of our internal control over financial reporting. In connection with its audits of our consolidated financial statements as of, and for the year ended, March 31, 2021, BDO China identified certain errors relating to accounts and disclosures, in the aggregate, material to the consolidated financial statements. The Company has reflected all material proposed adjustments and disclosures in its financial statements.

The material weaknesses identified related to (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”), and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We are taking remedial measures to improve the effectiveness of our controls, including by hiring additional accounting and finance personnel and by seeking to engage an outside consultant. The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses identified by our management and BDO China or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses or controlled deficiencies in our internal control over financing reporting. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the trading price of our ordinary shares to decline. Moreover, ineffective controls could significantly hinder our ability to prevent fraud.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

Prior to our initial public offering in April 2021, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our management to report on, and our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company and neither a large accelerated filer nor an accelerated filer, our management will be required to report on our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain the adequacy of our internal controls, we would not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, or if other material weaknesses are identified or we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, our reported financial results could be materially misstated or could subsequently require restatement, we could receive an adverse opinion regarding our internal controls over financial reporting from our independent registered public accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our ordinary shares could decline.

We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K., PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, China, and India that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the PRC Criminal Law, the PRC Anti-Unfair Competition Law, the Prevention of Corruption Act 1988 of India, the Indian Penal Code, 1860, the Prevention of Money Laundering Act, 2002 and anti-corruption laws in various Indian states.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties and make sales in the PRC, and we have research and development activities in India, each of which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

Allegations of violations of these anti-corruption and anti-bribery laws, and investigation into such allegations, could negatively affect our reputation, business, operating results, and financial condition. The violation of these laws may result in substantial monetary and even criminal sanctions, follow-on civil litigation (such as shareholder derivative suits), and monitoring of our compliance program by the United States or other governments, each of which could negatively affect our reputation, business, operating results, and financial condition. In addition, the United States or other governments may seek to hold us liable for violations of these laws committed by companies in which we invest or acquire.

The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

We have incurred certain indebtedness under loan facilities with various lenders including Shenzhen Rural Commercial Bank (“SRCB”) and CRBZ.

Covenants governing our loan facilities with SRCB and CRBZ restrict, among other things, our ability to:

●	incur or permit to exist any additional indebtedness;

●	guarantee or otherwise become liable with respect to the obligations of another party or entity;

●	acquire any assets, except in the ordinary course of business, or make any investments;

●	use the loan hereunder for investment in fixed assets or equity, or for investment in securities or futures market; and

●	complete a merger, division, transfer of equity and creditor’s rights, external investment, material increase of debt financing, or a sale of all or substantially all of our assets.

Historically, we have been subject to certain financial covenants from our lenders. Before we paid off our loan from CCB, our credit agreement with CCB required us to satisfy certain financial covenants, including periodic status reports and a debt to asset ratio of no more than seventy-five percent (75%). Our credit agreements with SRCB also require us to meet certain monthly revenue targets, each for a term of three years. These credit agreements require us to maintain monthly revenue at least RMB3.0 million (US$0.5 million). Such monthly revenue amounts shall be deposited into an account established by UTime SZ and under the supervision of SRCB. UTime SZ may withdraw funds from such account only after ensuring that the applicable principal and interest of the SRCB loans are paid off as they become due on a monthly basis. Apart from the aforementioned restriction, UTime SZ is able to fully control the funds in the supervision account. However, if UTime SZ fails to meet the minimum monthly revenue covenant in the credit agreement, SRCB shall have the right to raise the interest rate by 50% from the date of funding (i.e. July 16, 2021) or to accelerate the loan.

In addition to the above-mentioned financial covenants, the SRCB and CRBZ loan documents contain customary events of default, including but not limited to: non-payment of principal, interest and fees or other amounts; violation of covenants; inaccuracy of representations and warranties; and certain bankruptcy and other insolvency events. If UTime SZ is in breach of any of these credit agreements, the applicable lender shall have the right to dispose of the collateral in accordance with the law.

Our ability to comply with these and other provisions under our outstanding loans may be affected by events beyond our control. Although as of July 21, 2021, we believe we are in compliance with all of our loan covenants, such covenants and obligations are ongoing, and the breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations.

Any defaults under our loan arrangements could adversely affect our growth, our financial condition, our results of operations and our ability to make payments on our debt. The ability to make payments of principal and interest on indebtedness will depend on our financial condition, which is subject to general economic conditions, industry cycles and financial, business and other factors affecting our operations, many of which are beyond our control. If sufficient cash flow is not generated from operations to service such debt, we may be required, among other things, to:

●	seek additional financing in the debt or equity markets;

●	delay, curtail or abandon altogether our research & development or investment plans;

●	refinance or restructure all or a portion of our indebtedness; or

●	sell selected assets.

Such measures might be insufficient to service the indebtedness. In addition, any such financing, refinancing or sale of assets may not be available on commercially reasonable terms, or at all. In addition, we may not be able to grow market share, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements, which could negatively impact our business, operating results and financial condition.

Defaults under either of our loan agreements with each of SRCB and CRBZ could result in a substantial loss of our assets.

Historically, we have mortgaged our assets to obtain loans with various banking institutions. We have mortgaged our office owned by UTime SZ and pledged accounts receivables equal to RMB22,500,000 (US$3.4 million) owned by UTime SZ under our credit agreement with CCB, which was terminated in November 2020. Additionally, we have pledged accounts receivables due to UTime GZ between January 1, 2020 and July 1, 2021 from one of our customers, TCL Huizhou, pursuant to a factoring agreement with an affiliate of TCL Huizhou. We have mortgaged our office owned by UTime SZ under our credit agreement with CRBZ. See “Item 5. Operating And Financial Review And Prospects— Liquidity and Capital Resources — Financing Activities.”

A failure to repay any of the indebtedness under either of our loan agreements with SRCB or CRBZ as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. Such lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

Controversies affecting China’s trade with the United States could harm our operations.

In July 2018 and again in September 2018, the United States imposed tariffs on a wide range of products and other goods from China. In May 2019, negotiations on tariffs and other trade matters between the United States and China came to a halt, and both sides escalated the trade dispute. In June 2019, trade talks resumed between the United States and China, and the United States indicated it would not impose additional tariffs at this time. Although negotiation resumed in the second half of 2019 between the United States and China and the two countries reached a trade deal in January 2020, it is possible the United States will impose additional tariffs. Given our major manufacturing in China, the imposition of tariffs by the United States presents negative effect for us. Tariffs that have already been announced and implemented have covered certain of our products. The trade controversy between the United States and China is still evolving, and we cannot predict future trade policy. However, future tariffs could cover more or all of our products, resulting in an adverse effect on our operations, including customer demand from the United States.

Risks Related to Our Corporate Structure

We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

We are a holding company and conduct substantially all of our business through our operating subsidiaries, including limited liability companies established in China and in India. We will rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

We rely on dividends and other distributions on equity paid by our PRC Subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC Subsidiary to make payments to us could have a material adverse effect on our ability to conduct our business. If our PRC Subsidiary incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Under PRC laws and regulations, our PRC Subsidiary, which is a wholly foreign-owned enterprise, may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund a certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. Such reserve funds cannot be distributed to us as dividends. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to an enterprise expansion fund, or a staff welfare and bonus fund.

Our PRC Subsidiary generates primarily all of its revenue in Renminbi, which is not freely convertible into other currencies. As result, any restriction on currency exchange may limit the ability of our PRC Subsidiary to use its Renminbi revenues to pay dividends to us. The PRC government may continue to strengthen its capital controls, and more restrictions and substantial vetting process may be put forward by State Administration of Foreign Exchange (the “SAFE”) for cross-border transactions falling under both the current account and the capital account. Any limitation on the ability of our PRC Subsidiary to pay dividends or make other kinds of payments to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated. Any limitation on the ability of our PRC subsidiary to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

With respect to Do Mobile, our Indian subsidiary, any limitation on declaration and payment of dividend may create a barrier for us to meet our cash and financing requirements and this could have a material adverse effect on our ability to conduct our business. As per the extant provisions of Indian laws and regulations, our Indian subsidiary (being a wholly foreign owned company), may pay dividends only out of its profits from the current year or previous years or its free reserves subject to the treatment and adjustment prescribed in applicable Indian law, i.e., the Companies Act, 2013. Pursuant to applicable Indian taxation law until March 31, 2020, it was necessary for our Indian subsidiary to pay tax on the dividend declared and distributed to the shareholders and, a non-resident shareholder of an Indian company was not liable to pay any tax in India on the dividends received by it. However, Finance Act, 2020 (which became effective on April 1, 2020) amends certain provisions relating to taxation of dividends declared by Indian companies, and provides that any distribution of dividend from April 1, 2020 onwards will only be subject to tax in the hands of the recipient shareholder and the Indian companies are not required to pay any tax on the dividend declared and distributed to the shareholders. Furthermore, non-resident shareholders would now be paying tax on the dividend income as per the rate prescribed under the relevant double taxation avoidance agreements or Indian law, whichever is more beneficial. The said amendments shall entitle foreign investors to claim credit in their country of residence of tax paid in India in respect of dividend distributed by domestic companies. The change in the tax regime by Indian Government regarding payment of taxes may increase tax burden in the hands of the parent company of our Indian Subsidiary.

Minfei Bao, our founder, chairman and chief executive officer, as well as Min He, one of our directors, will continue to have significant influence over us after our initial public offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

As of the date of this report, Minfei Bao beneficially owns 4,380,000 of our ordinary shares, or 52.98% of our issued and outstanding ordinary shares, through Grandsky Phoenix Limited, a British Virgin Islands company, of which Mr. Bao controls 100% of the equity interest. As of the date of this report, Min He, one of our directors, beneficially owns 137,793 of our ordinary shares, or 1.66% of our issued and outstanding ordinary shares through HMercury Capital Limited, a British Virgin Islands company, of which Mr. He is the controlling shareholder. Prior to our initial public offering, Mr. Bao and Mr. He, collectively controlled 100% of our outstanding ordinary shares. Immediately after our initial public offering, they collectively control approximately 54.64% of our outstanding ordinary shares. As long as Mr. Bao owns or controls a significant amount of our outstanding voting power of our ordinary shares, Mr. Bao, or Mr. Bao and Mr. He, if they act together, has or have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

●	the election and removal of directors and the size of our board of directors;

●	any amendment of our memorandum or articles of association; or

●	the approval of mergers, consolidations and other significant corporate transactions, including a sale of substantially all of our assets.

Moreover, beneficial ownership of our ordinary shares by Mr. Bao may also adversely affect the trading price of our ordinary shares on Nasdaq to the extent investors perceive disadvantages in owning shares of a company with a controlling shareholder. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

We are a “controlled company” within the meaning of Nasdaq’s Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under Nasdaq’s Rules because Mr. Bao holds more than 50% of our voting power, and we continue to be a controlled company upon completion of our initial public offering. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from the obligation to comply with certain corporate governance requirements, including:

●	the requirement that our directors must be selected or recommended solely by independent directors; and

●	the requirement that we have a corporate governance and nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities.

As a result, you will not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of the NASDAQ Stock Market Rules, if we utilize such exemptions. We currently do not intend to utilize the controlled company exemptions. To the extent we cease to qualify as a controlled company, we will no longer be able to rely on any of these exemptions.

Change in the tax regime in India will increase tax burden on us.

Bridgetime Limited holds 99.99% shareholding in Do Mobile in India. Until March 31, 2020, a non-resident shareholder of an Indian company was not liable to pay any tax in India on the dividends received by it. However, with the introduction of the Finance Act, 2020 (which became effective from April 1, 2020), non-resident shareholders will now be paying tax on the dividend income distributed by an Indian company from April 1, 2020 onwards as per the rate prescribed under the relevant double taxation avoidance agreements or Indian law, whichever is more beneficial. Accordingly, this will increase tax burden on Bridgetime Limited. Further, there are number of taxes and other levies imposed at the level of the Central Government and State Government in India. In addition to income tax, it includes: (i) goods and service tax; (ii) stamp duty charges; and (iii) surcharges and cess. These tax rates may increase in future creating more financial burden on Do Mobile and may affect the overall tax efficiency of Do Mobile. Additional tax exposure could adversely affect its business and results of operations.

We may become subject to taxation in the Cayman Islands, which would negatively affect our results.

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, until the date falling 20 years after October 15, 2018, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Item 10.E. Taxation — Cayman Islands Taxation”.

We are subject to various changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the SEC, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

We are a Cayman Islands exempted company with limited liability and substantially all of our assets will be located outside the United States. In addition, most of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or our directors or executive officers, or enforce judgments obtained in the United States courts against us or our directors or officers.

Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less exhaustive body of securities laws as compared to the United States, and certain states, such as Delaware, have more fulsome and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a Federal court of the United States.

The Cayman Islands courts are also unlikely:

●	to recognize or enforce against us judgments of courts of the United States based on the civil liability provisions of United States securities laws; and

●	to impose liabilities against us, in original actions brought in the Cayman Islands, based on the civil liability provisions of United States securities laws that impose liabilities that are penal in nature.

In those circumstances, although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive and for a liquidated sum, and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands (awards of punitive or multiple damages may well be held to be contrary to public policy). A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Like many jurisdictions in the United States, in certain circumstances Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of that other jurisdiction) and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders provided a copy of the plan of merger is given to every member of each subsidiary company to be merged (unless waived by such member). For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies who, if satisfied that the requirements of the Companies Act (As Revised) which includes certain other formalities, have been complied with, will register it. The filing must include a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent two-thirds in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

●	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

●	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Act, or that would amount to “fraud on the minority.”

If the arrangement and reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a U.S. company.

Provisions of our amended and restated memorandum and articles of association or Cayman Islands law could delay or prevent an acquisition of our company, even if the acquisition may be beneficial to our shareholders, could make it more difficult for you to change management, and could have an adverse effect on the market price of our ordinary shares.

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

●	a prohibition on shareholder action through written consent;

●	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

●	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

●	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine; and

●	a requirement of approval of not less than two-thirds of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our amended and restated memorandum and articles of association.

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a Cayman Islands exempted company and our PRC Subsidiary is considered foreign-invested enterprise. In December 2018, UTime HK established a wholly owned subsidiary in China, UTime WFOE, our wholly-owned foreign enterprise (“WFOE”). In March 2019, we obtained control over UTime SZ via our WFOE by entering into a series of contractual arrangements with UTime SZ, our VIE, and its shareholder. In August 2019, the amended and restated contractual agreements were entered into among UTime SZ, our VIE, and its shareholders, which were further amended and restated in September 2019.

Our WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) exercise effective control over our VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIE and hence consolidate their financial results into our consolidated financial statements under U.S. GAAP. See “Item 4A. — History and Corporate Structure — Contractual Arrangements with the VIE and its Respective Shareholders” for further details.

In the opinion of B&D Law Firm, our PRC legal counsel, (i) the ownership structures of our VIE in China and our WFOE, both currently and immediately after giving effect to our initial public offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between our WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating licenses of our WFOE or our VIE;

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIE;

●	imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as direct ownership in providing us with control over our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. However, the shareholders of our consolidated VIE may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our VIE or its shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on our business.

We refer to the shareholders of our VIE as its nominee shareholders because although they remain the holders of equity interests on record in our VIE, pursuant to the terms of the relevant power of attorney, such shareholders have irrevocably authorized our WFOE or any individual duly appointed by WFOE to exercise their rights as a shareholder of the relevant VIE. However, if our VIE or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure, will be effective under PRC law. For example, if the shareholders of our VIE refuse to transfer their equity interest in our VIE to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they otherwise act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

Our contractual arrangements are governed by PRC laws. Accordingly, these contracts would be interpreted in accordance with PRC laws, and any disputes would be resolved in accordance with PRC legal procedures, which may not protect you as much as those of other jurisdictions, such as the United States.

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China — Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.” Meanwhile, there is very little precedent and formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIE, and our ability to conduct our business may be negatively affected.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies to PRC entities may delay or prevent us from making loans or additional capital contributions to our PRC operating subsidiaries.

As an offshore holding company of our PRC Subsidiary, we may make loans to our PRC Subsidiary, our VIE and the VIE’s subsidiaries, or may make additional capital contributions to our PRC Subsidiary, subject to satisfaction of applicable governmental registration and approval requirements.

Any loans we extend to our PRC Subsidiary, which are treated as foreign-invested enterprises under PRC law, cannot exceed the statutory limit and must be registered with the local counterpart of the SAFE.

We may also decide to finance our PRC Subsidiary by means of capital contributions. According to the relevant PRC regulations on foreign-invested enterprises in China, these capital contributions are subject to registration with or approval by local Administration for Market Regulation (“AMR”). In addition, the PRC government also restricts the convertibility of foreign currencies into Renminbi and use of the proceeds. On March 30, 2015, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises, or SAFE Circular 19, which took effect and replaced certain previous SAFE regulations from June 1, 2015. SAFE further promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which, among other things, amend certain provisions of SAFE Circular 19. According to SAFE Circular 19 and SAFE Circular 16, the flow and use of the Renminbi capital converted from foreign currency denominated registered capital of a foreign-invested company is regulated such that Renminbi capital may not be used for business beyond its business scope or to provide loans to persons other than affiliates unless otherwise permitted under its business scope. Violations of the applicable circulars and rules may result in severe penalties, including substantial fines as set forth in the Foreign Exchange Administration Regulations. If our VIE requires financial support from us or our WOS in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our VIE’s operations will be subject to statutory limits and restrictions, including those described above. These circulars may limit our ability to transfer any foreign currency we hold, including the net proceeds from our initial public offering, to our VIE and our PRC subsidiary, which may adversely affect our liquidity and our ability to fund and expand our business in China. Despite the restrictions under these SAFE circulars, our PRC Subsidiary may use its income in Renminbi generated from their operations to finance the VIE through entrustment loans to the VIE or loans to the VIE’s shareholders for the purpose of making capital contributions to the VIE. In addition, our PRC Subsidiary can use Renminbi funds converted from foreign currency registered capital to carry out any activities within their normal course of business and business scope. On October 23, 2019, the SAFE promulgated the Notice of the State Administration of Foreign Exchange on Further Promoting the Convenience of Cross-border Trade and Investment, or the SAFE Circular 28, which, among other things, allows all foreign-invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments in China, as long as the equity investment is genuine, does not violate applicable laws, and complies with the negative list on foreign investment.

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiary or our VIE or future capital contributions by us to our PRC Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our initial public offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

As of the date of this report, Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in UTime SZ, respectively. The shareholders of our VIE may have potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholder. For example, in the event that one of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or any third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our effective control over the VIE. Similarly, if any of the equity interests of our VIE is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our control over the VIE or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

Although under our current contractual arrangements, each of the spouses of Mr. Bao and Mr. He have executed spousal consent letters, under which each of them agreed that she will not take any actions or raise any claims to interfere with the performance by her spouse of the obligations under these contractual arrangements, including claiming community property ownership on the equity interest, and renounce any and all right and interest related to the equity interest that she may be entitled to under applicable laws. We cannot assure you that these undertakings and arrangements will be complied with or effectively enforced. In the event that any of them is breached or becomes unenforceable and leads to legal proceedings, it could disrupt our business, distract our management’s attention and subject us to substantial uncertainties as to the outcome of any such legal proceedings.

Contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our VIE owes additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the VIE contractual arrangements were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust the income of our VIE in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIE for PRC tax purposes, which could in turn increase its tax liabilities without reducing our WFOE’s tax expenses. In addition, the PRC tax authorities may impose late payment fees and other penalties on our VIE for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIE’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our VIE that are material to the operation of certain portion of our business if our VIE goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIE, our VIE and its subsidiaries hold certain assets that are material to the operation of certain portion of our business, including intellectual property and premise. If our VIE goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIE may not, in any manner, sell, transfer, mortgage or dispose of its assets or legal or beneficial interests in the business without our prior consent. However, in the event that the shareholders breach this obligation and voluntarily liquidate our VIE, or our VIE declares bankruptcy, or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our operations, which could materially and adversely affect our business, financial condition and results of operations. Furthermore, if our VIE or its subsidiaries undergo a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of its assets, hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our current corporate structure and business operations may be affected by the newly enacted Foreign Investment Law.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) a foreign investor, individually or collectively with other investors establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests and establishes new projects within China; and (iv) a foreign investor invests through other approaches as stipulated by laws, administrative regulations, or otherwise regulated by the State Council. Since the Foreign Investment Law is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. However, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. The Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On June 23, 2020, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of Negative List (Edition 2020), which became effective on July 23, 2020. See “Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” promulgated or amended in the future, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

Furthermore, if future laws, administrative regulations or provisions mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure and business operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially most of our assets and operations are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and the rate of growth has been slowing since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, lead to reduction in demand for our services and adversely affect our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and operating results.

Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

We conduct our business primarily through our PRC Subsidiary, VIE and UTime GZ in China. Our operations in China are governed by PRC laws and regulations. Our PRC Subsidiary, VIE and UTime GZ are subject to laws and regulations applicable to foreign investment in China. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory provisions and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts into which we have entered and could materially and adversely affect our business and results of operations.

Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have retroactive effect. As a result, we may not be aware of our violation of any of these policies and rules until sometime after the violation. Such unpredictability towards our contractual, property and procedural rights could adversely affect our business and impede our ability to continue our operations.

Changes in international trade policies, trade dispute or the emergence of a trade war, may have a material adverse effect on our business.

Political events, international trade disputes, and other business interruptions could harm or disrupt international commerce and the global economy, and could have a material adverse effect on us and our customers, service providers, network carriers and other partners.

International trade disputes could result in tariffs and other protectionist measures that could adversely affect our business. Tariffs could increase the cost of the goods and products which could affect consumers’ discretionary spending levels and therefore adversely impact our business. In addition, political uncertainty surrounding international trade disputes and the potential of the escalation to trade war and global recession could have a negative effect on consumer confidence, which could adversely affect our business.

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

We are an exempted company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC Subsidiary to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment.

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and four conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Under the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the SAT, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC Subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. However, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Further, the SAT promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, that the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”.

In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or SAT Public Notice No.60, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In October 2019, the State Administration of Taxation (SAT) issued the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits (SAT Public Notice No.35), which took effect on January 1, 2020, while SAT Public Notice No.60 will be abolished at the same time. SAT Public Notice No.35 stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2021 and 2020, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC Subsidiary for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Subsidiary to UTime HK, our Hong Kong subsidiary.

We, or entities who provide services to us or with whom we associate, are not permitted to be subject to inspection by the U.S. federal or state regulators such as PCAOB, and therefore, our investors may be deprived of the benefits of such inspection. Additionally, we could be delisted if we are unable to meet the PCAOB inspection requirements in time.

Any disclosure of documents or information located in China by foreign agencies may be subject to jurisdiction constraints and must comply with China’s state secrecy laws, which broadly define the scope of “state secrets” to include matters involving economic interests and technologies. There is no guarantee that requests from U.S. federal or state regulators or agencies to investigate or inspect our operations will be honored by us, by entities, who provide services to us or with whom we associate, without violating PRC legal requirements, especially as those entities are located in China. Furthermore, under the current PRC laws, an on-site inspection of our facilities by any of the U.S. regulators may be limited or prohibited.

Our independent registered public accounting firm that issues the audit report included in this annual report filed with the SEC, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by PCAOB to assess its compliance with the laws of the United States and professional standards. Because our auditor is located in China, a jurisdiction where PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor, like other independent registered public accounting firms operating in China, is currently not inspected by PCAOB.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or CSRC, and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC, and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address the problem.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China, reiterating past SEC and PCAOB statements on matters including the difficulty associated with inspecting accounting firms and audit work papers in China and higher risks of fraud in emerging markets and the difficulty of bringing and enforcing SEC, Department of Justice and other U.S. regulatory actions, including in instances of fraud, in emerging markets generally. However, it remains unclear what further actions, if any, the SEC and the PCAOB will take to address these problems. Inspections of other firms that PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality.

On August 6, 2020, the President’s Working Group on Financial Markets (“PWG”) released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or Non-Cooperating Jurisdictions (“NCJs”), the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective. The measures in the PWG Report are presumably subject to the standard SEC rulemaking process before becoming effective. On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. After we are listed on the Nasdaq Capital Market, if we fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC and/or other risks, which may materially and adversely affect, or effectively terminate, our ordinary shares trading in the United States.

The inability of PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. On May 20, 2020 and December 2, 2020, the U.S. Senate and the U.S. House of Representatives, respectively, passed S. 945, the Holding Foreign Companies Accountable Act, or the “Kennedy Bill.” U.S. President Donald J. Trump signed into law on December 18, 2020 the Holding Foreign Companies Accountable Act, which will require the SEC to propose rules within 90 days after its enactment to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over the counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. We could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. On July 21, 2020, the U.S. House of Representatives approved its version of the National Defense Authorization Act for Fiscal Year 2021, which contains provisions comparable to the Kennedy Bill. These bills amend the Sarbanes-Oxley Act of 2002 to direct the SEC to prohibit securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years after the law becomes effective. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ordinary shares could be adversely affected, and we could be delisted if we are unable to cure the situation to meet the PCAOB inspection requirement in time. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the resulting legislation may have a material and adverse impact on the stock performance of China-based issuers listed in the United States, including ours.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

See also “Risks Related to our Corporate Structure — Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited” for risks associated with investing in us as a Cayman Islands company.

There are uncertainties under the PRC laws relating to the procedures for U.S. regulators to investigate and collect evidence from companies located in the PRC.

According to Article 177 of the newly amended PRC Securities Law which became effective in March 2020 (the “Article 177”), the securities regulatory authority of the PRC State Council may collaborate with securities regulatory authorities of other countries or regions in order to monitor and oversee cross border securities activities. Article 177 further provides that overseas securities regulatory authorities are not allowed to carry out investigation and evidence collection directly within the territory of the PRC, and that any Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to overseas agencies without prior consent of the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council.

Our PRC counsel has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) from the view of the internal logical relations of the Article 177, it seems that the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between Renminbi and the U.S. dollar in the future.

Significant revaluation of the Renminbi may have a material and adverse effect on your investment. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our Cayman Islands exempted company primarily relies on dividend payments from our PRC Subsidiary to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC Subsidiary in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC Subsidiary, VIE and UTime GZ to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi.

In light of the flood of capital outflows of China in 2016 due to the weakening RMB, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny of major outbound capital movement including overseas direct investment. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. If any of our shareholders regulated by such policies fails to satisfy the applicable overseas direct investment filing or approval requirement timely or at all, it may be subject to penalties from the relevant PRC authorities. The PRC government may at its discretion further restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

China’s M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, and other recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that MOFCOM be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that impact or may impact national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Moreover, the Anti-Monopoly Law promulgated by the SCNPC effective in 2008 requires that transactions which are deemed concentrations and involve parties with specified turnover thresholds (i.e., during the previous fiscal year, (i) the total global turnover of all operators participating in the transaction exceeds RMB10 billion (US$1.5 billion) and at least two of these operators each had a turnover of more than RMB400 million (US$60.9 million) within China, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion, and at least two of these operators each had a turnover of more than RMB400 million (US$60.9 million) within China) must be cleared by MOFCOM before they can be completed. In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Subsidiary, limit our PRC Subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, to replace the Circular on Several Issues Concerning Foreign Exchange Administration for Domestic Residents to Engage in Return Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75, which ceased to be effective upon the promulgation of SAFE Circular 37. SAFE Circular 37 requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their direct or indirect offshore investment activities. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future.

Under SAFE Circular 37, PRC residents who make, or have prior to the implementation of SAFE Circular 37 made, direct or indirect investments in offshore special purpose vehicles, or SPVs, will be required to register such investments with SAFE or its local branches. In addition, any PRC resident who is a direct or indirect shareholder of a SPV, is required to update its filed registration with the local branch of SAFE with respect to that SPV, to reflect any material change. Moreover, any subsidiary of such SPV in China is required to urge the PRC resident shareholders to update their registration with the local branch of SAFE. If any PRC shareholder of such SPV fails to make the required registration or to update the previously filed registration, the subsidiary of such SPV in China may be prohibited from distributing its profits or the proceeds from any capital reduction, share transfer or liquidation to the SPV, and the SPV may also be prohibited from making additional capital contributions into its subsidiary in China. On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which became effective on June 1, 2015. Under SAFE Circular 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

If our shareholders who are PRC residents or entities do not complete their registration with the local SAFE branches, our PRC Subsidiary may be prohibited from distributing their profits and any proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC Subsidiary. Moreover, failure to comply with SAFE registration requirements could result in liability under PRC laws for evasion of applicable foreign exchange restrictions.

Mr. Bao and Mr. He, who indirectly hold a majority of our shares, and who are known to us as being PRC residents have completed the initial SAFE registration in connection with our financings and will update their registration filings with SAFE under SAFE Circular 37 when any changes should be registered under SAFE Circular 37.

However, we may not at all times be fully aware or informed of the identities of all our shareholders or beneficial owners that are required to make or update such registrations, and we cannot compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents or entities have complied with, and will in the future make or obtain any applicable registrations or approvals required by, SAFE regulations. Failure by such shareholders or beneficial owners to comply with SAFE regulations or failure by us to amend the foreign exchange registrations of our PRC Subsidiary, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our subsidiary’s ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or SAT, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as SAT Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Regulation — Regulations on Tax — PRC Enterprise Income Tax”. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, and non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

On December 10, 2009, SAT issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, with retroactive effect from January 1, 2008. Pursuant to the SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under former SAT Circular 698 (which was repealed by the Announcement of the State Administration of Taxation on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source by SAT). SAT Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under former SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than former SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity of a same listed foreign enterprise by a non-resident enterprise through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of our ordinary shares acquired and sold on public securities markets.

On October 17, 2017, SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which, among others, repealed the Circular 698 on December 1, 2017. SAT Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in SAT Bulletin 7 are replaced by SAT Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under SAT Bulletin 37 and SAT Bulletin 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiary may be required to expend valuable resources to comply with SAT Bulletin 37 and SAT Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

The approval of the China Securities Regulatory Commission may be required in connection with our initial public offering, and, if required, we cannot predict whether we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. However, the application of the M&A Rules remains unclear.

Our PRC counsel, B&D Law Firm, has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ in the context of our initial public offering, given that: (i) our PRC Subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC government agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that CSRC approval is required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek CSRC approval for our initial public offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from our initial public offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC Subsidiary, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares.

Failure to make adequate contributions to various government-sponsored employee benefits plans as required by PRC laws and regulations may subject us to penalties.

Companies operating in China are required to participate in various government-sponsored employee benefit plans, including certain social insurance, housing provident funds and other welfare-oriented payment obligations, and contribute to the plans in amounts equal to certain percentages of salaries, including bonuses and allowances, of employees up to a maximum amount specified by the local government from time to time at locations where the labor relations between us and our employees are based. The laws and regulations on employee benefit plans have not been enforced consistently by the local governments in China given the different levels of economic development in different locations. Following local common practice, we do not pay certain social insurance or housing fund contributions for each of our employees and the amount we paid was lower than the requirements of relevant PRC regulations. Therefore, in our consolidated financial statements, we have made an estimate and accrued a provision in relation to the potential make-up of our contributions for these plans. If we are determined by local authorities to have failed to make adequate contributions to any employee benefits as required by relevant PRC laws and regulations, we may face late fees or fines in relation to the underpaid employee benefits. As a result, our financial condition and results of operations may be materially and adversely affected.

Increases in labor costs and enforcement of stricter labor laws and regulations in the PRC may adversely affect our business and our profitability.

China’s overall economy and the average wage in China have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to those who pay for our services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law and its implementation rules, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employee’s probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In October 2010, the SCNPC promulgated the Law on Social Insurance of the PRC, effective on July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002. Companies registered and operating in China are required under the Law on Social Insurance of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines. See “Regulations — Regulations on Labor Protection”.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practices do not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. We cannot assure you that we have complied or will be able to comply with all labor-related law and regulations including those relating to obligations to make social insurance payments and contribute to the housing provident funds. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations will be adversely affected.

If our preferential tax treatments are revoked, become unavailable or if the calculation of our tax liability is successfully challenged by the PRC tax authorities, we may be required to pay tax, interest and penalties in excess of our tax provisions, and our results of operations could be materially and adversely affected.

The PRC government has provided tax incentives to our VIE entity — United Time Technology Co., Ltd. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%, and the certificate of a high and new technology enterprise is valid for three years.

Our VIE entity has obtained the Certificate of High and New Technology Enterprise since November 2, 2015, which is renewed on October 16, 2018 and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our VIE entity in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our VIE entity, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our VIE and UTime GZ have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Meanwhile, to promote our productions and operations, our VIE and UTime GZ built cooperative relations with government authorities, based on which financial subsidies and a series of other governmental supports are provided for the purpose of facilitation of more tax payment to the local tax authorities. In order to attract investment, the Management Committee of Guizhou Xinpu Economic Development Zone offers preferential policies to UTime GZ, the PRC Subsidiary of our VIE, to establish its operations in Xinpu Economic Development Zone. As of the date of this report, UTime GZ has received subsidies of approximately RMB1.2 million (US$0.2 million) in the form of logistics and employees’ rent subsidies for public rental housing from the Management Committee of Guizhou Xinpu Economic Development Zone. However, local governments may decide to change, withdraw or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

If the custodians or authorized users of controlling non-tangible assets of our company, including our corporate chops and seals, fail to fulfill their responsibilities, or misappropriate or misuse these assets, our business and operations could be materially and adversely affected.

Under PRC laws, legal documents for corporate transactions are executed using the chops or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the Administration for Market Regulation.

Although we usually utilize company seals to enter into contracts, the designated legal representatives of our PRC Subsidiary, VIE and UTime GZ have the apparent authority to enter into contracts on behalf of such entities without chops and bind such entities. All designated legal representatives of our PRC Subsidiary, VIE and UTime GZ are members of our senior management team who have signed employment agreements with us or our PRC Subsidiary, VIE and UTime GZ under which they agree to abide by various duties they owe to us. In order to maintain the physical security of our chops and chops of our PRC entities, we generally store these items in secured locations accessible only by the authorized personnel in the legal or finance department of PRC Subsidiary, VIE and UTime GZ. Although we monitor such authorized personnel, there is no assurance such procedures will prevent all instances of abuse or negligence. Accordingly, if any of our authorized personnel misuse or misappropriate our corporate chops or seals, we could encounter difficulties in maintaining control over the relevant entities and experience significant disruption to our operations. If a designated legal representative obtains control of the chops in an effort to obtain control over PRC Subsidiary, VIE and UTime GZ, we or our PRC Subsidiary, VIE and UTime GZ would need to pass a new shareholder or board resolution to designate a new legal representative and we would need to take legal action to seek the return of the chops with the relevant authorities, or otherwise seek legal redress for the violation of the representative’s fiduciary duties to us, which could involve significant time and resources and divert management attention away from our regular business. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

We face certain risks relating to the real properties that we lease.

We lease real properties from third parties primarily for our office and processing workshops being used in China, and most of our lease agreements for these properties have not been registered with the PRC governmental authorities as required by PRC laws. Although the failure to do so does not in itself invalidate the leases, we may be ordered by the PRC government authorities to rectify such noncompliance and, if such noncompliance were not rectified within a given period of time, we may be subject to fines imposed by PRC government authorities ranging from RMB1,000 and RMB10,000 for each lease agreement that has not been registered with the relevant PRC governmental authorities.

Most of the proof of ownership or proof of right to lease in relation to our leased real properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to keep leasing such properties under the respective lease agreements against the owners. As of the date of this report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements.

Furthermore, the registered office of UTime SZ is 64D-403, Tian Zhan Building F2, Tian’an Che Kung Temple Industrial Zone, Xiangmi Lake, Futian District, Shenzhen, while the principal executive office is located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen. According to PRC laws, rules and regulations, a company shall register its main office as registered office. Where a company fails to undergo the relevant modification registration in accordance with relevant regulations for any modification of the contents of company registration, the company registration authority shall order the company to register within a prescribed time limit, and, if the company fails to do so, impose a fine of not less than RMB10,000 but not more than RMB100,000 on the company.

We cannot assure you that suitable alternative locations are readily available on commercially reasonable terms, or at all, and if we are unable to relocate our offices or processing workshops in a timely manner, our operations may be interrupted.

Risks Related to Doing Business in India

Our business activities in India could be subject to Indian competition laws, and any violation or alleged violation thereof may negatively impact our operations.

The Competition Commission of India (“CCI”) is the market regulator in India and the Competition Act, 2002 specifically provides that any agreement which restricts the production, supply, distribution, acquisition or control of goods or provision of services, which causes or is likely to cause an appreciable adverse effect on competition (AAEC) within India, is prohibited and void. Anti-competitive agreements may include horizontal and vertical agreements. The definition of the term ‘agreement’ envisaged under the Competition Act, 2002 is wide enough to include any tacit or explicit practice, any arrangement, understanding or action in concert. Any company entering into such kind of agreements may come under the investigation by CCI, and if found violating provisions of the Competition Act, 2002, may be subjected to prosecution and penalty which may extend to 10% of the turnover of preceding 3 financial years. Therefore, any exclusive supply or exclusive distribution agreement(s) may lead to competition law concerns.

Further, any combinations, such as merger, amalgamation, acquisition or similar arrangement, which meet a certain asset/turnover threshold as prescribed in the Competition Act, 2002 mandates CCI approval which involves complex filing requirements. CCI has extra territorial jurisdiction, to investigate, order inquiry and pass order, in respect of the acts taken place outside India which has or may have appreciable adverse effect in India.

Therefore, our business activities of are also subject to the provisions of the Competition Act, 2002 and any violation or alleged violation thereof may seriously impact our operations and business and our parent companies.

Our business is substantially affected by prevailing economic, political and other prevailing conditions in India, and any downshift or perceived downshift in the Indian economy could negatively impact our business.

Do Mobile is a company incorporated in India, and the substantial portion of our assets and employees are located in India. Therefore, we are highly dependent on prevailing economic conditions in India and its operational results are significantly affected by factors influencing the Indian economy. Factors that may adversely affect the Indian economy, and hence results of our operations, may include:

a)	any increase in foreign exchange rates;

b)	any increase in interest rates or the inflation;

c)	any scarcity of credit or other financing in India, resulting in an adverse impact on economic conditions in India and scarcity of financing of our business developments and expansions;

d)	per capita income;

e)	changes in Indian tax rates and other monetary policies;

f)	political instability, terrorism or military conflict in India or in countries in the region or globally including India’s neighboring countries;

g)	occurrence of natural or man-made disasters;

h)	prevailing regional or global economic conditions, including in India’s principal export markets; and

i)	other significant regulatory or economic developments in or affecting India or its telecom sector.

Any downshift or perceived downshift in the Indian economy could negatively impact our business, results of operations and financial condition.

Introduction of 5G compatible mobile handsets and other new technologies may be expensive, and if we are unable to provide 5G compatible mobile handsets, our business will suffer.

In the Indian market, 5th Generation (5G) cellular network technology is being unveiled and once 5G tenders are issued, mobile manufacturing companies are required to update the technology to make 5G compatible mobile handsets. Updating to 5G technology will be a costly affair for us. In order to remain in business and ahead of competition, we will need to upgrade their handsets or otherwise integrate 5G capabilities into its products and services so as to provide 5G services. If we are not able to provide 5G compatible mobile handsets, then its market share will get significantly eroded, thus having material adverse effect on its operations and revenues.

We are subject to supervision and regulation by the Reserve Bank of India (or “RBI”) and the Department of Telecommunication, and any non-compliance may adversely impact our business.

Do Mobile is a wholly owned subsidiary of a foreign company. The foreign investment in India is regulated by the Reserve Bank of India and business of telecommunication is regulated by the Department of Telecommunication. Currently, the business of Do Mobile falls within the meaning of “manufacturing sector.” Foreign investment in manufacturing sector is automatically permitted and an Indian company can sell its products, without obtaining any government permission. Any change in legislative and regulatory requirements may impact the business activity of Do Mobile and may also lead to higher cost of compliance. This may adversely impact our business.

Our operating results may be adversely affected by law and regulations to which we are subject.

We are required to comply with central, state, local and foreign laws and regulations governing the protection of the environment and occupational health and safety, including laws stringent norms prescribed by Bureau of Indian Standards and Department of Telecommunication. We cannot assure you that we will at all times be in complete compliance with such laws, regulations and norms. If we violate or fail to comply with the requirements, we could be fined or otherwise sanctioned by regulators. In some instances, such a fine or sanction could be material. In addition, these requirements may become more stringent over time and we cannot assure you that we will not incur material costs or liabilities in the future. These could include new regulations that we may be unable to comply with and this will impact our business.

Moreover, there are number of taxes and other levies imposed at the level of the Central Government and State Government in India. These include: (i) income tax; (ii) goods and service tax; (iii) state duty; (iv) stamp duty charges; and (v) other taxes and surcharges. These tax rates may increase in future creating more financial burden on us and may affect our overall tax efficiency. Additional tax exposure could adversely affect its business and results of operations.

Non-compliance with the Indian labor law requirements may invite criminal and civil actions against us in India.

India has stringent labor legislation that protects the interests of workers, including legislation that govern relationships with employees, in such areas as minimum wage and maximum working hours, overtime, working conditions, and hiring and terminating of employees. Do Mobile is irregular in labor law compliances, primarily relating to maintenance of statutory records and registers. Do Mobile has not obtained any registration under applicable Shops and Establishment Act, wherever applicable. Furthermore, Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013, mandatorily requires companies to have a defined policy on Prevention of Sexual Harassment at Workplace and must set up an Internal Complaints Committee to redress grievances related to sexual harassment. Do Mobile neither has any defined written policy on Prevention of Sexual Harassment nor have constituted any Internal Complaints Committee to redress the issues relating to sexual harassment at workplace. Any non-compliance of applicable labor laws, will expose Do Mobile and its key managerial personnel to penalties and fines which may impact our operations and growth.

Do Mobile is subject to new certification regulations for mobile handsets introduced by the Department of Telecommunications, Government of India, which could delay the launch of our new products and negatively impact our operations.

The Department of Telecommunication, Government of India (“DOT”) is a nodal regulator to regulate the telecommunication industry in India. DOT issues several regulations and guidelines to govern the telecommunication market. Since Do Mobile is involved in marketing and selling of mobile handset, the business activity of Do Mobile falls within the ambit of telecommunication.

Recently, the Telecommunication Engineering Centre of DOT has notified the Procedure for Mandatory Testing and Certification of Telecommunication (“Certification Procedures”) vide its notification dated October 2, 2018 as per the Indian Telegraph Act, 1885 and the Indian Telegraph Rules, 1951. The Certification Procedure has been enforced in phases. Phase-I came into effect from October 1, 2019 for the telecom equipment covered under Simplified Certification Scheme prescribed by the Government of India (i.e. SCS) which inter alia included two wire telecom equipment, modem, G3 fax machine, ISDN CPE and in respect of certain telecom equipment under General Certification Scheme prescribed by the Government of India (i.e. GCS) which inter alia included cord-less phones and PABX. Thereafter, Phase II was enforced from October 1, 2020 and covered equipment which inter alia covered transmission terminal equipment, PON (passive optical network) family of broadband equipment and feedback devises.

In accordance with the Certification Procedures, every original equipment manufacturer, importer and dealer of the telecom equipment (i.e., mobile phones) engaged in sale or import of any telecom equipment in India is required to mandatorily obtain a certificate from Telecommunication Engineering Centre and mark or affix the equipment with the appropriate certification label. Additionally, in order to obtain the Certification, it is mandatory that the equipment needs to be tested only from a designated Conformance Assessment Body (“CAB”) or recognized CAB of Mutual Recognition Agreement partner country. The Certification Procedure mandates the certification of mobile handsets manufactured by mobile manufacturers and mobile manufacturer cannot sell the mobile handsets without such certification.

Do Mobile is not engaged in manufacturing mobile handsets and outsources such manufacture to third-party manufacturers. We believe the Certification Procedure will be applicable to such third-party manufacturers. The cost of obtaining the certification will result in an increase of the cost of mobile handsets and thus, may impact sales of mobile handsets of Do Mobile. Therefore, we will be required to more carefully assess the market when launching new models of our products and the new certification regulations could delay the launch of new products, which impacts our operations and revenue negatively.

Do Mobile is non-compliant with respect to certain issuances of its share capital and may be subject to regulatory action by the Registrar of Companies and Ministry of Corporate Affairs, which could adversely affect our business operations and profitability.

Do Mobile, being an Indian company, is required to comply with certain procedures with respect to its share capital. However, there have been some lapses on the part of Do Mobile with respect to its share capital. Procedural lapses include but are not limited to:

a)	Under the extant provisions of Companies Act, 2013, an Indian company cannot issue and allot shares in excess of its authorized share capital. The board of directors of Do Mobile at their meeting dated December 15, 2017 had approved and allotted 483,940 shares of Rs. 10 to Bridgetime. The authorized share capital of Do Mobile as on December 15, 2017 was Rs. 35,000,000. Whereas, on account of the aforesaid allotment the paid-up share capital of Do Mobile increased to Rs. 35,509,150, which was in excess of its then authorized share capital of Rs. 35,000,000.

b)	There have been certain inconsistencies regarding historical increases in authorized share capital of Do Mobile from Rs. 35,000,000 to Rs. 50,000,000.

c)	In terms of Section 89 of the Companies Act, 2013 read with the Companies (Management and Administration) Rules, 2014, a person whose name is entered in the register of members of a company but who does not hold the beneficial interest in such shares must file a declaration to such effect with the company in the prescribed form. Further, every person holding beneficial interest in shares of a company must file with the company, a declaration disclosing such interest in the prescribed form. Such declarations are to be noted by the company in its register of members and make filings with the Registrar of Companies evidencing the same. Ms. Grover held 1 share of Do Mobile as a nominee of Bridgetime, parent company of Do Mobile, and her name was entered in the register of members. Thus, Ms. Grover had the registered ownership and Bridgetime Limited has beneficial ownership of said 1 share. No declaration with respect to registered and beneficial ownership of 1 share has been made by Ms. Grover and Bridgetime Limited respectively, nor has Do Mobile made any filing in this regard with the Registrar of Companies. Pursuant to Ms. Grover’s resignation, the said share was transfer to Ms. Aayushi Gautam who is now its registered owner while Bridgetime Limited continues to the beneficial owner of the said share. A declaration with respect to the registered and beneficial ownership of this one share is yet to be made by Do Mobile with the Registrar of Companies.

Do Mobile may be subject to regulatory action by the Registrar of Companies and Ministry of Corporate Affairs on account of the aforesaid non-compliances in relation to issuance of its share capital, thus exposing it to certain fines and penalties. Directors and key management of Do Mobile are also liable for such non-compliance and may be subjected to fines and penalties.

While no penalties have been imposed on Do Mobile for the aforesaid non-compliance thus far, Do Mobile cannot assure that any regulatory authorities will not impose any penalty on Do Mobile or will not take any penal action with respect to the aforesaid non-compliance. If any adverse actions are taken against Do Mobile, results of operations and profitability of Do Mobile could be adversely affected.

Do Mobile is delayed in complying with reporting guidelines under the provisions of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017) and may be subject to regulatory action by the Reserve Bank of India, which could adversely affect our business and operations.

Under the extant provisions of Foreign Exchange Management Act, 1999 read with Foreign Exchange Management (Non-debt Instruments) Rules, 2019, every Indian company receiving foreign direct investment for issuance of shares shall within a period of 30 days from the date of issue of shares to the foreign entity file a form FC-GPR (now part of Single Entity Master Form) with the Reserve Bank of India. There has been some delay on the part of Do Mobile in complying with aforesaid filing of form FC-GPR within the stipulated timelines. Also, in terms of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, an Indian company receiving foreign direct investment must file an annual report titled ‘Foreign Liabilities and Assets’ (“FLA”) on or before July 15 of each year. Do Mobile has not filed its FLA for the financial year 2017-18, 2018-19 and 2019-20 with the Reserve Bank of India. While no penalties have been imposed on Do Mobile for the aforesaid non-compliances thus far; there cannot be any assurance that Reserve Bank of India will not impose any penalty on Do Mobile or will not take any penal action in relation aforesaid non-compliances. If any penalties or other penal measures are enforced, this could adversely affect our business and operations.

Any foreign direct investment in Do Mobile from an entity of a country, which shares a land border with India or the beneficial owner of an investment into India who is situated in or is a citizen of any such country, shall invest only with governmental approval. Any delay in obtaining such governmental approval could adversely affect business operations and cash flow position of Do Mobile.

Do Mobile liquidity and its working capital requirements are mainly met through foreign direct investment. Do Mobile’s potential investors are either based out of China, or such investments are from persons or entities whose ultimate beneficial ownership is situated in or is from a citizen of such countries which share land borders with India including China. Additionally, as per current corporate structure, Mr. Bao Minfei, who is a citizen of China, holds ultimate beneficial ownership in Do Mobile indirectly through various subsidiaries. The Government of India vide Notification S.O. 1278 (E) dated April 22, 2020 (i.e., Foreign Exchange Management (Non-debt Instruments) Amendment Rules, 2020) introduced a crucial amendment in the provisions of the FEMA Rules and has now stipulated that any investment by an entity of a country, which shares land border with India, or where the beneficial owner of an investment into India is situated in or is a citizen of any such country, can be made only upon seeking prior approval of the Government of India. These restrictions will also apply in the case of transfer of ownership. Although Mr. Bao’s existing beneficial ownership in Do Mobile is not subject to approval, any new investment in Do Mobile by a Chinese entity or Chinese citizen or entities that are beneficially owned by Chinese entities or citizens, will be subject to prior approval of the Government of India. The Government of India will grant approval depending upon the facts and circumstances of each case. Any delay in receipt of such approvals, will adversely impact operations and cash flow position of Do Mobile and will put Do Mobile in a challenging position.

Risks Related to Our Ordinary Shares and Our Initial Public Offering

Prior to our April 2021 initial public offering, there had been no prior public market for our ordinary shares, and an active, liquid and orderly trading market for our ordinary shares may not develop or be maintained in the United States, which could limit your ability to sell our ordinary shares.

We cannot assure you that an active U.S. public market for our ordinary shares will be sustained after our initial public offering. If an active market does not continue, the value of our ordinary shares may be impaired and you may experience difficulty selling the ordinary shares that you purchase in our initial public offering.

Our ordinary share price may be volatile after the offering and, as a result, you could lose a significant portion or all of your investment.

The market price of the ordinary shares on Nasdaq may fluctuate after listing as a result of several factors, including the following:

●	volatility in the mobile telecommunications and IoT industry, both in China and internationally;

●	variations in our operating results;

●	risks relating to our business and industry, including those discussed above;

●	strategic actions by us or our competitors;

●	reputational damage from accidents or other adverse events related to our company or its operations;

●	investor perception of us, the technology sector in which we operate, the investment opportunity associated with the ordinary shares and our future performance;

●	addition or departure of our executive officers or directors;

●	changes in financial estimates or publication of research reports by analysts regarding our ordinary shares, other comparable companies or our industry generally;

●	trading volume of our ordinary shares;

●	future sales of our ordinary shares by us or our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; or

●	the release or expiration of lock-up or other transfer restrictions on our outstanding ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of ordinary shares to decline.

Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our ordinary shares. All of the ordinary shares owned by our directors, officers and existing shareholders are subject to lock-up agreements with the underwriters in our initial public offering that restrict the shareholders’ ability to transfer our ordinary shares until after October 3, 2021. Substantially all of our outstanding ordinary shares will become eligible for unrestricted sale upon expiration of the lock-up period. In addition, ordinary shares issued or issuable upon exercise of options and warrants vested as of the expiration of the lock-up period will be eligible for sale at that time. Sales of ordinary shares by these shareholders could have a material adverse effect on the trading price of our ordinary shares.

There are no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Even though our ordinary shares are currently listed on the NASDAQ, we cannot assure you that we will be able to meet NASDAQ’s continued listing requirement or maintain other listing standards. If our ordinary shares are delisted by NASDAQ, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our ordinary shares are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our ordinary shares remain listed on NASDAQ, our ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on NASDAQ and therefore not “covered securities”, we would be subject to regulation in each state in which we offer our securities.

Future issuance of our ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders or result in downward pressure on the price of our ordinary shares

Shares eligible for future sale may depress our stock price.

As of the date of this report, we had 8,267,793 ordinary shares outstanding. All of the ordinary shares of held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue preferred shares to investor that grant them superior rights than holders of our ordinary shares without obtaining shareholder approval.

Our amended and restated memorandum and articles of association authorize our board of directors to issue one or more series of preferred shares and set the terms of the preferred shares without seeking any further approval from our shareholders. Any preferred shares that are issued may rank ahead of our ordinary shares, in terms of dividends, liquidation rights and voting rights.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we intend to report quarterly financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our quarterly or current reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from Section 16 rules regarding sales of ordinary shares by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

As a foreign private issuer, we are exempt from complying with certain corporate governance requirements of the NASDAQ applicable to a U.S. issuer. As the corporate governance standards applicable to us are different than those applicable to domestic U.S. issuers, you may not have the same protections afforded under U.S. law and the Nasdaq Stock Market rules as shareholders of companies that do not have such exemptions.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We could cease to be a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and we fail to meet additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer, which could have a material adverse effect on our business and financial results.

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we have taken and intend to continue to take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies” including:

●	being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Item 5. Operating And Financial Review And Prospects” disclosure;

●	not being required to comply with the auditor attestation requirements for the assessment of our internal control over financial reporting provided by Section 404 of the Sarbanes-Oxley Act of 2002;

●	not being required to comply with any requirements adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and our financial statements;

●	reduced disclosure obligations regarding executive compensation; and

●	not being required to hold a nonbinding advisory vote on executive compensation or seek shareholder approval of any golden parachute payments not previously approved.

We have taken and intend to continue to take advantage of certain of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

We have incurred and will continue to incur increased costs as a result of becoming a public company in the United States.

As a newly public company in the United States upon the completion of our IPO on April 8, 2021, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses that we have not incurred when we were a private company, including costs associated with U.S. public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act of 2002 and the Dodd Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC and the NASDAQ.

If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company (“PFIC”) for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Taking the amount of cash we raised in our initial public offering into account, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation — Material U.S. Federal Income Tax Considerations — Passive Foreign Investment Company”.

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We commenced our operations in June 2008 through UTime SZ, a PRC company established by Mr. Bao, Mr. Junlin Zhou and Mr. Bo Tang. As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% of the equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired the equity interests of UTime SZ held by Mr. Zhou and Mr. Tang and became UTime SZ’s sole shareholder. In April 2019, UTime SZ approved a board resolution and in August 2019 approved a shareholder resolution, both of which approved Mr. He, the controlling shareholder of HMercury Capital Limited, to purchase a RMB21.4 million equity interest in UTime SZ which has been received as of the date of this report. On September 3, 2019, UTime SZ approved a shareholder resolution to allow Mr. Bao to invest an additional RMB23.9 million equity interest in UTime SZ, for which the consideration primarily consisted of the amount due to Shenzhen Kaiweixin Technology Co., Ltd. (“Kaiweixin”) of RMB23.0 million as of March 31, 2019. Kaiweixin was controlled by Mr. Bao through an entrust agreement with Mr. Wukai Song, who owned 100% of equity interest of Kaiweixin and Mr. Bao assumed all creditor rights after Kaiweixin was deregistered on June 21, 2019. As of the date of this report, Mr. Bao and Mr. He held 96.95% and 3.05% equity interests of UTime SZ, respectively.

Beginning in late 2018, the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November 2018, UTime HK, a WOS of the Company, was incorporated in Hong Kong and in December 2018, UTime WFOE, a WOS of the Company, was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with our VIE, UTime SZ and its principal shareholder, Mr. Bao, which were further amended and restated in August and September of 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. He. Pursuant to these agreements, we believe that these contractual arrangements enable us to (1) have power to direct the activities that most significantly affects the economic performance of UTime SZ and its subsidiaries, and (2) receive the economic benefits of UTime SZ and its subsidiaries that could be significant to UTime SZ and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of UTime SZ and is able to consolidate UTime SZ and its subsidiaries.

Do Mobile is a Company subsidiary that was incorporated by the Company on October 24, 2016 in New Delhi, India. Do Mobile is an operating entity that sells cell phone products and provides after-sale services of our own in-house brand in India. Prior to the Reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime. Bridgetime was incorporated on September 5, 2016 in the British Virgin Islands (“BVI”) under the laws of the BVI, with Mr. Wukai Song owning 70% of the equity interest of Bridgetime through an entrust agreement between him and Mr. Bao, and Mr. Li owning 30% of the equity interest of Bridgetime.

On March 5, 2018, Bridgetime issued 100,000 ordinary shares to Mr. Wukai Song, changing the shareholders’ structure of Bridgetime so that Mr. Wukai Song owned a 90% equity interest in Bridgetime, which were controlled by Mr. Bao through an entrust agreement between him and Mr. Wukai Song, and Mr. Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 ordinary shares of Bridgetime held by Mr. Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed the number of its authorized shares from 150,000 to 135,000 at a par value of US$1.00. After this, Mr. WuKai Song owned 100% of the equity interest of Bridgetime, which was controlled by Mr. Bao through an entrust agreement between him and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred the 135,000 ordinary shares owned by Mr. Wukai Song to UTime Limited. As a result, Bridgetime is currently a WOS of the Company. Since inception, Bridgetime has only made nominal investments in Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 of its ordinary shares then owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of the British Virgin Islands and 100% owned by Mr. Bao.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of the British Virgin Islands and controlled by Mr. He, one of our directors, pursuant to which HMercury Capital Limited purchased an aggregate of 377,514 of the Company’s ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 of the Company’s ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, owned 96.95% and 3.05% of the equity interest of the Company, respectively.

On April 29, 2020, the Company approved a board resolution that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 52.98% of equity interest and 137,793 ordinary shares, representing 1.66% of equity interest of the Company, respectively, as of the date of this report.

The following diagram illustrates our corporate structure as of the date of this report.

Ownership and Organization Chart

Bao Minfei
100%
HMercury Capital Limited (BVI)
Grandsky Phoenix Limited (BVI)
1.66%
52.98%
Listing Entities
Operating Entities
Contractual Agreements
UTime Limited (Cayman Island)
100%
Bridgetime Limited (BVI)
99.99%
Do Mobile India Private Ltd. (India)
100%
UTime International Limited (Hong Kong)
100%
Shenzhen UTime Technology Consulting Co., Ltd. (China)
Contractual Agreements
United Time Technology Co., Ltd (China)
100%
100%
Guizhou United Time Technology Co., Ltd (China)
UTime Technology (HK) Co., Ltd (Hong Kong)
100%
UTime India Private Limited (India)

As of the date of this report, details of the material subsidiaries of the Company and UTime SZ are set forth below:

Name	Date of Incorporation	Jurisdiction of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries of the Company
UTime International Limited	November 1, 2018	Hong Kong	100%	Investment holding company
Shenzhen UTime Technology Consulting Co., Ltd.	December 18, 2018	China	100%	Investment holding company
Bridgetime Limited	September 5, 2016	British Virgin Island	100%	Investment holding company
Do Mobile India Private Ltd.	October 24, 2016	India	99.99%	Sales of in-house brand products in India

VIE
United Time Technology Co., Ltd.	June 12, 2008	China	100%	Research and development of products, and sales

Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	UTime SZ’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	UTime SZ’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s Subsidiary	Trading

Contractual Arrangements with the VIE and its Respective Shareholders

We conduct substantially all of our business in the PRC through a series of contractual arrangements with our VIE, UTime SZ, and UTime GZ. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and its subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues. We exercise effective control over our VIE through a series of contractual arrangements among UTime WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its respective shareholders allow us to: (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in UTime WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Agreements that provide us with effective control over the VIE

Power of Attorney. Pursuant to a series of powers of attorney issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholder with respect to all matters concerning the shareholding of such shareholder in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

On September 4, 2019, UTime WFOE, the VIE and Mr. Bao, a shareholder of the VIE, entered into the second amended and restated power of attorney, while UTime WFOE, the VIE and Mr. He, a shareholder of the VIE, entered into an amended and restated power of attorney, which contain terms substantially similar to the power of attorney executed by the shareholders of the VIE described above.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agreed to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the applicable existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the VIE shareholders, UTime WFOE may exercise its rights to enforce the pledged equity interest to the extent permitted by PRC laws.

On September 4, 2019, UTime WFOE, the VIE and the shareholders of the VIE entered into the second amended and restated equity pledge agreement, which contains terms substantially similar to the equity pledge agreement described above.

As of the date of this report, we have completed the equity pledge registration with the competent Administration for Market Regulation in accordance with the PRC Property Rights Law and the Civil Code of the PRC.

Spouse Consent Letter. Pursuant to a series of spousal consent letters, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, such signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their applicable spouses and shall not constitute the community property of the couples. Such spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their applicable spouses.

On September 4, 2019, Mr. Bao’s spouse executed the second amended and restated spousal consent letter while Mr. He’s spouse executed an amended and restated spousal consent letter, which contains terms substantially similar to the spousal consent letter described above.

Business Operation Agreement. Pursuant to the business operation agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agreed that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders jointly agreed to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

On September 4, 2019, UTime WFOE, the VIE and the shareholders of the VIE entered into the second amended and restated business operation agreement, which contains terms substantially similar to the business operation agreement described above.

Agreements that allow us to receive economic benefits from our VIE

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. Pursuant to such agreement, the VIE agreed to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) a service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s needs from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties thereto to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Agreements that provide us with the option to purchase the equity interests in and assets of our VIE

Exclusive call option agreement. Pursuant to the exclusive call option agreement entered into among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets.

With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE, provided that if the lowest price permitted by the then-effective PRC laws is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC laws. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC laws.

On September 4, 2019, UTime WFOE, VIE and the shareholders of VIE entered into the second amended and restated exclusive call option agreement, which contains terms substantially similar to the exclusive call option agreement described above.

4B. Business Overview

We are committed to providing cost-effective mobile devices to consumers globally and to helping low-income individuals from established markets, including the United States, and emerging markets, including India and countries in South Asia and Africa, have better access to updated mobile technology.

We are mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. We also provide Electronics Manufacturing Services (“EMS”), including Original Equipment Manufacturer (“OEM”), which we manufacture products solely pursuant to customers’ orders, and Original Design Manufacturer (“ODM”) services, which we not only manufacture but also design products based on clients’ demand, for well-known brands, such as TCL Communication Technology Holdings, Ltd., a subsidiary of TCL Corporation, Swagtek Inc., Shanghai Sunvov Communications Technology Co., Ltd. and T2Mobile International Limited. Our operations are based in China but most of our products are sold overseas, including India, Brazil, the United States, and other emerging markets countries in South Asia, Africa and Europe. We have two in-house brands, “UTime,” which is our middle-to-high end label and targets middle class consumers from emerging markets; and “Do”, our low- to mid-end brand, which is positioned to target grassroots consumers and price-sensitive consumers in emerging markets. Our prime end user groups are segmented into regions like South America, South Asia, Southeast Asia and Africa.

We value systematic management and organize production with strictly high-quality standards and production technology. We continuously endeavor to improve our overall manufacturing service level, to strengthen our cost control processes, and to enhance our ability to respond rapidly to market dynamics in order to ensure a sustainable development in our EMS segment, especially in Printed Circuit Board and Assembly (“PCBA”) for consumer electronic products.

Market Opportunities

Global Mobile Phone Market Overview

We believe that the global mobile phone market has huge potential and broad development prospects

Benefiting from the continuous upgrading of communication technologies and mobile phone parts, we believe that the global mobile phone market is currently maintaining a steady growth trend. With the advent of the Fifth-Generation (“5G”) era, we estimate that the average annual shipments value of mobile phones worldwide are expected to increase steadily from 2019 to 2022.

Due to a fast increase in the population of Fourth-Generation (“4G”) mobile phones from 2013 to 2015, we believe that the global mobile phone shipments volume reached its peak and the speed has tended to slow down because of the saturated market of 4G mobile phones. However, we estimate that the mobile phone manufacturing industry, especially in China, will continue to grow and we expect the mobile phone shipments value will increase mainly driven by the growing demand for 5G mobile phones.

We believe that the industry is in a transitional period and product performance continues to evolve.

The strong demand for new products triggered by technology upgrades and functional innovations has driven the mobile phone industry to achieve rapid penetration rate. However, as the industry matures and enters the transition period from 4G to 5G, we believe that the industry growth rate will slow down along with product homogenization. At the same time, we believe that the gradual increase driven by the demand of 5G will make the relevant manufacturers in the mobile phone industry pay more attention to the sales growth brought by higher quality products, which may also encourage the users to increase their frequency in changing models.

Emerging Markets Mobile Phone Markets Overview

The market starts late and has great potential to grow.

Consumer electronics, for instance, mobile phones, focus more on emerging markets, where disposable income is growing fast and the market is far less penetrated. Emerging markets are typically referred to as areas in Asia, South America, Eastern Europe and Africa. The populations in those areas are large and the increasing household income makes consumer electronics, like mobile phones, more affordable. We believe that predicted rapid economic development, the release of demographic dividends (in the form of an accelerated economic growth and improved productivity from youth) and the construction of communication technology facilities will drive rapid growth in sales in emerging markets.

The proportion of smartphones has increased with a stronger demand.

Currently, we believe the proportion of feature phones is still higher than that of smartphones. However, with the gradual maturity of emerging markets, the smartphones market continues to expand. The market share of smartphones in this market has increased, and we anticipate there will be a large structural improvement. Combining the factors of great growth potential in emerging markets and the demand for smartphones due to the development of 5G infrastructure, we believe that the smartphone shipment volume is expected to increase over from 2019 to 2022.

Why We are Focusing on Emerging Markets

We estimate that from 2019 to 2022, the average annual growth rate of smartphone shipments in the world’s major emerging markets, represented by Africa, India, and other South Asia countries, among others, will be significantly higher than the annual growth of smartphone shipments in global established markets. Therefore, we believe that emerging markets will be the main sources of growth in global mobile phone sales for many years to come.

As far as emerging markets are concerned, feature phones still retain a large market share. On one hand, due to the differences in the level of economic development in various countries, a certain proportion of the population in emerging markets has not obtained got access to mobile phones, and the upgrade of telecommunication infrastructures from Second-Generation (“2G”) to Third-Generation (“3G”) and 4G is constrained due to a shortage of foundational funding in emerging markets. Meanwhile, emerging markets can be affected by factors like shortage of power supply and lagging telecommunication infrastructure, extending the life cycle of feature phones in the market to a certain extent. In summary, feature phones still have a large market and structural demand in major emerging markets around the world.

On the other hand, emerging markets generally have a relatively younger population structure in terms of age. Millions of young people rush into labor market every year, forming a rigid demand for mobile phone consumption.

Reinforce our Focus in Established Markets

We have developed a partnership with Quality One Wireless LLC, our client in the United States, through ODM orders since 2015, and those orders contributed a significant portion, over 10%, of our entire revenue stream from 2017 to 2019. To align our corporate strategy with the global trend of consumer electronics, especially mobile phones, we believe that expanding our business in established markets, like the United States and European countries, is vital to our future. Compared to emerging markets, established markets are well developed in terms of telecommunication infrastructure and more saturated.

We are transforming from an EMS provider to a comprehensive technology company engaging in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. We intend to bring our own products to established markets, including the United States, Canada and European countries. Our Amazon stores have been established in Europe, and we believe that our recently launched products like triple-proof mobile phones and sunglasses with built-in speakers will be competitive in those markets. We are actively evaluating the feasibility of business opportunities with wireless carriers, such as Verizon, AT&T, Sprint and T-Mobile, in the United States.

Our Strategies

We intend to achieve our mission through successful execution of the key elements of our growth strategy, which include:

Optimize the structure of OEM/ODM customers and orders.

We have accumulated business resources and experience in both domestic and overseas OEM/ODM markets for the last decade. We are seeking to leverage our first mover advantage in changing markets to become an international enterprise through continuous innovation. In addition, we will seek to optimize current customer and order structure by deprioritizing small and unstable customers and eliminating low margin orders to increase our gross profit margin. Small customers typically cannot provide sustainable OEM/ODM orders when comparing to large customers, like TCL, and those small customers tend to negotiate a lower price per order that can decrease gross margin. Therefore, keeping relatively large clients will help us maintain sustainable OEM/ODM orders and a higher margin.

Develop our own brand and enhance brand recognition.

We have sought, and will continue to develop, our brands by delivering a superior user experience to our customers in emerging markets, such as India, Southeast Asia and Africa. We are seeking to offer an enhanced shopping experience by effectively managing our existing distribution network and upgrading our franchised stores. Our first step will be to open (direct-sell) retail stores in key and high-traffic locations in India and to establish a comprehensive sales network with our distributors. Then, we intend to replicate this pattern in other emerging markets and adjust it accordingly. As a result, we intend to increase our market share and expand our brand recognition for both “UTime” and “Do”.

Expand our (local) sales network overseas.

We are seeking to develop and expand our sales network in India and to establish a representative office in the United States. In addition, we plan to further explore the African and South American markets. We believe that the representative office will help us strengthen our business network and marketing channels in the United States and other North American regions, for instance, through participating in telecom and technology exhibitions. We will seek to strengthen our efficient sales network and streamline our supply chain process to keep our products and services at a reasonable price level in order to increase our user base. We will seek to continue to provide training and support to our sales managers across the major provinces of India to expand our service portfolio and establish up to 400 after-sales outlets to improve the user experience. In addition, we will seek to provide other electronic products and accessories to OEM/ODM overseas clients through strong production capacities to strengthen cooperation.

As part of our expansion strategy, we are actively evaluating the strategies of cooperation with the telecommunication carriers through our existing clients in Southern Asia, Africa, the United States and South America. We intend to expand into more markets including emerging and established markets through business with carriers.

Dual-brand pricing strategy.

We plan to restructure our existing product pipeline by developing the “Do” and “UTime” brands at the same time, but targeted to different segments. Through the “Do” brand, we target customers who are price-sensitive and cost-effective, and let them enjoy the latest communication technology products with an affordable price. At the same time, through the “UTime” brand, we target the newly emerging quasi-middle-class customer base in both established and emerging market countries.

Expand and diversify our product portfolio.

We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We plan to develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, and sunglasses with built-in speakers, among others.

Our Products and Services

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in and outside China. Our products are categorized into three major categories:

Feature phones

Feature phones do not have an independent operating system nor adapted third party software applications. Feature phones have tangible keyboards, smaller screen size that is usually below 3 inches, and integrate basic functions, such as cellular call and cellular message. Camera, FM radio and Bluetooth are typically optional functions.

Smartphones

Smartphones have an independent operating system and allow for installation of software applications developed by third parties. Compared with feature phones, smartphones tend to have a full view display without tangible keyboards. Screen size is usually over 5 inches. Our smartphone products are Android-based and certified as Android Enterprise Recommended by Google.

Face masks

Since March 2020 the Company has participated in efforts to stem the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. The Company does not intend for this revenue stream to become part of its long-term business strategy.

Others

Our others mainly consists of cell phone accessories, parts of mobile phone and molds for mobile phones, as well as other consumer electronic accessories. Our mobile phone accessories contain two categories. One is for our OEM/ODM clients, mainly including spare parts and supplemental components that we sell to our clients. The other is for our in-house brand including consumer electronics, such as, power bank, Bluetooth speaker, and spare parts like batteries, chargers, and cell phone shells.

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019		2020		2021
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)				(in thousands, except for percentages)
Feature phone	175,432	73.7	173,190	89.7	144,032	21,918	58.4
Smart phone	57,056	24.0	19,228	10.0	56,885	8,657	23.0
Face mask	-	-	-	-	44,747	6,809	18.1
Others	5,608	2.3	670	0.3	1,235	188	0.5
Total	238,096	100	193,088	100	246,899	37,572	100

Do Feature Phones

Do Feature Phones are a feature phones with dual-SIM function that offer our customers a cost-effective product by implementing call features like Speed Dial, Auto-Call Recording with folder and Blacklist. Built with 1.77 to 2.4 inches bright display, batteries sized from 800 to 1450 mAh, a physical numeric keyboard and a loud front-facing speaker, Do Feature Phones offer reliable voice experience to customers and enrich leisure experience by attaching Bluetooth and FM radio function inside. Do Feature Phones also enable end users an expandable memory card slot up to 32 GB.

Do Smartphones

The Smartphones are Android-based 4G VoLTE smartphone that is certified as Android Enterprise Recommended by Google. The Do Mate 1 equips with a 5.7-inch durable full display, 2000 to 3000 mAh batteries, a set of 5 to 13 plus 0.3 MP dual rear camera and 8 MP front camera with flash. Do Smartphones have Mode SC 9832E, a product of Spreadtrum Communications, Inc. or MT 6580, a product of MediaTek Inc., processor, 1 to 2GB RAM and 8 to 16GM ROM and light, proximity and gravity sensors inside. Do Smartphones also enable end users to experience Dual-SIM with Micro and Nano SIM card.

Others

The Bluetooth speaker has a 400 mAh capacity battery and 4 Omega/3W speaker power. Play mode contains: Micro card, Line-in and Bluetooth connection. The Bluetooth Box uses Bluetooth 5.0 profiles and has 12-meter connection distance. Output power is 15W with two batteries of 2500 mAh. Its frequency range is from 2.4 to 2.480 GHz. The Bluetooth glasses apply Bluetooth 5.0 profile and True Wireless Stereo, the battery size is 70 mAh.

Our Operations

Order Placement and Fulfillment Process

Procurement

We adopt an order-oriented procurement model. Specifically, according to our forecasts towards the market and customer orders, we estimate the total demand and actual demand of materials through Material Requirements Planning (“MRP”), plus a certain level of inventory, and finally place the procurement order to our suppliers. MRP is a production planning, scheduling, and inventory control system used to manage manufacturing processes. Most MRP systems are software-based, but it is possible to conduct MRP by hand as well.

The main raw materials purchased by us can be classified into electronic components, optical components, electronic components and packaging materials, and structural devices. According to the different procurement areas, the Company’s procurement activities can be divided into domestic procurement and overseas procurement. The raw materials from overseas mainly include baseband chips and memory which originally produced outside of China, and we purchase other raw materials primarily in mainland China.

Production

Our production schedule department is responsible for coordinating all the materials planning, production planning and shipping planning, arranging the production of our own factories, outsourcing factories and other ODMs. We also focus on improving production efficiency and cost control while meeting customer needs. We determine the applicable production method based on our sales prospects, capacity utilization, cost control requirements and other factors. Our production cycle takes on average 75 days, which was calculated from receiving orders to completing production, for each new launched OEM/ODM order or own brand product. Usually, we will spend about 40 days in preparation including material procurement, prototyping, testing and obtaining certifications. Then, it takes approximately 30 days for mass production and fulfill the OEM/ODM order.

Our Factory

We established our own factory in Guizhou, China through UTime GZ. We have built a diversified flexible manufacturing system that adopts multi-order, small-batch production methods to meet market differentiation needs under a global strategy. With the continuous growth of business and the entry into the emerging markets, we are always striving to meet the needs of customers, taking into account the factors such as sales forecast and orders, capacity utilization, cost control requirements and product positioning. Our factory takes almost all the production assignments including our orders from OEM/ODM clients and our own brand products. However, before assigning the order to our factory, the production management department will evaluate the overall cost and production schedule, if the order failed to meet our cost budget, we will outsource the order to our collaborating factories.

Outsourcing Factories

Our production management department is responsible for the resource development and management of factories on which we rely to outsource our manufacturing needs. We manage the outsourced manufacturers by imposing certain requirements such as processing requirements, limiting labor costs, and imposing quality control and other special requirements. We signed an entrusted production agreement with the outsourcing manufacturers. We are responsible for the product design and development as well as the raw materials procurement. The outsourcing manufacturer is responsible for processing and assembling products according to our requirements. We provide design and production plans to the outsourcing manufacturers and guide them to finish qualified products.

For the feature phones offering to our American clients, we cooperate with other ODMs. We provide bill of materials (“BOM”) requirements to other ODMs, and they participate in design, raw materials procurement, manufacturing and sell finished products to us. We often assist other ODMs in managing the production process and offer critical structural components referring to PCBA, mobile screen and batteries, to ensure production yield and product quality, as well as “Just-in-time” delivery rates.

For our “Do” brand, we cooperate with an outsourced factory in India due to cost consideration. The Indian government will impose a higher import tax on finished goods than the partially assembled one, such as a Semi-Knocked Down (“SKD”) for consumer electronics. Therefore, we ship SKD from our factory operated by UTime GZ to Do Mobile and finish final assembling process in our outsourced factory in India.

Quality Control Management

We believe that the quality of our products is crucial to our continued growth. We place great emphasis on quality control and have implemented Total Quality Management (“TQM”) to manage our operations. Before entering our production flow, the raw materials must be certified for quality. We also perform inspections on raw materials in the mass production flow.

Our quality control system covers each stage of our production process. When we establish or adapt an assembly line for a new product or model, we trial-run the assembly line to produce a sample for quality examination. The assembly line can start mass production only if the produced sample is of adequate quality. When the in-progress product moves from one work station to another one along the assembly line, it must be checked for quality by the responsible assembly specialists in both work stations. A product may be shipped out of manufacturing facility only after it passes all quality control examinations and is properly documented as such. By logging and breaking down the pass rates along our products in the production process, we are able to identify our quality control weak spots, and improve our operation accordingly.

Supply Chain Management

Supply Chain Management Process

Materials, Products and Other Suppliers

We purchase key components from our suppliers, such as chips, batteries, mainboard, screens, battery chargers and controllers. We strategically select our suppliers to minimize over-concentration, control our cost and maintain a good relationship with our suppliers.

To reduce over-concentration of supply, to manage costs and to control product quality, we generally engage at least two (2) suppliers for each of our key components. We select our suppliers based on a variety of criteria, including, among others, production capacity, technological sophistication, quality assurance, professional certification, manpower adequacy, financial position and environmental compliance. In addition, we review the performance of our suppliers quarterly, and make necessary adjustments to our supply chain, including termination of under-performing suppliers. Although we have been able to maintain good and long-lasting relationships with our suppliers, we do not formally engage them under long-term contracts or on an exclusive basis, so we retain considerable pricing power in the meantime.

Distribution and Logistics

We deliver our products to overseas end customers through the services provided by the third-party supply chain companies. The third-party supply chain companies provide import and export customs declaration, customs clearance, logistics and other services, so that we can operate more efficiently. In order to reduce the concentration of third-party delivery supply chain companies, we usually have more than three delivery supply chain companies to provide services at the same time.

Our Technology

We are an EMS service provider, mainly offering OEM/ODM services to our engaged clients. We continue investing in technology to improve our ability in design, production, testing and software application. Our subsidiary, UTime SZ, is a national certified high technology enterprise that has certain benefits in tax deduction and government grants.

Our technology focuses on process optimization, which can contribute to improved accuracy or efficiency during production, and industrial design as well as mechanical design, which enables us to meet requirements from our OEM/ODM clients and fulfill the orders.

Major technologies applied in our operations are listed below:

Number	Category	Name	Description	Source
1	Production	SMT Production line	The length of each SMT production line is 28 meters with antistatic function attached.	Purchased
2	Production	Assembly line	The assembly line has a capacity of 45 operators worker together	Purchased
3	Testing	Testing line		Purchased
4	Design	Mobile phone Industrial Design Patent	An exterior used for smartphones	Self-developed
5	Production	PCBA Calibration Fixture Tools	A clip that improves the accuracy for assembly activities	Self-developed
6	Design	Flex Print Circuit Board (FPCB) for Smartphone	Circuit board used in smartphones with enhanced function	Self-developed
7	Testing	Application for Water proof Test	Application used to test water damage of electronic components	Self-developed
8	Design	Application for Access to Public Warning System	Application installed in mobile phones to enhance signal	Self-developed
9	Design	Call Filter	Application installed in mobile phones to filter harmful incoming messages	Self-developed

Research and Development

Our research and development activities include two major sections, which are our EMS section and our own brand section. EMS section’s purpose is to allocate a significant amount of resources and funds to developing cost-effective and reliable products for the OEM/ODM clients and ensuring that these products meet their exacting requirements for functionality and reliability. Own brand section’s purpose is to launch new products to obtain more market shares. Our research and development initiatives are led by our internal teams and are supported by third parties as needed. Our product management team and our sales and marketing team spend their time interacting with a combination of end users, distributors in our target markets, and wireless carriers to better understand the market requirements for our products. Once defined, our design and manufacturing team develops and tests the products against these requirements to be delivered to our clients and to be sold to the end users.

Customers

The majority of our selling items are the feature phones and the smartphones as mentioned above. Our sales depend heavily on our major clients, TCL Communication Limited, Swagtek Inc. and Shanghai Sunvov Communications Technology Co., Ltd., representing 41.3%, 6.8% and 6.3% of the total revenue for fiscal year 2021, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our top three customers for the fiscal year 2021:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	41.3%
United States	Swagtek Inc.	ODM	6.8%
Asia	Shanghai Sunvov Communications Technology Co., Ltd.	ODM	6.3%

The following is a list of our top three customers for the fiscal year 2020:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	57.3%
Asia	T2 Mobile International Limited	ODM	9.6%
United States	Quality One Wireless LLC	ODM	6.0%

The following is a list of our top three customers for the fiscal year 2019:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	50.5%
United States	Quality One Wireless LLC	ODM	12.5%
Asia	T2 Mobile International Limited	ODM	10.4%

Customer Services

To meet the requirements of our OEM and ODM customers, we support customized services for them. We assist our customers in research and development while launching new mobile products based on our industry experience. To date, we have maintained long-term cooperation with our main customers listed above. We have also built nearly 800 service centers for our in-house brand customer in India. During the one-year warranty period that we provide on our phone products, customers can phone returned or repaired according to the actual situation.

Global Operations

Most of our OEM and ODM customers come from established markets, including the United States, and emerging economies, including India and countries in South Asia and Africa, which contribute considerably to our revenue. In line with our vision to expand globally, we started to use our new brand name “Do” in India in 2017 to develop in-house brand business. Emerging markets are the main consideration for our in-house brand sales and marketing, and India is the primary focus of Do Mobile because of its large population. We also plan to establish a representative office in the United States to further strengthen our business network in established markets.

Sales and Marketing

China and other markets

We directly provide OEM and ODM business for our customers in China and overseas. In order to maintain close relationships with these customers, we have built a strong marketing team consisting of 16 sales force members, including a domestic client division, overseas client division and key accounts division. Our marketing efforts consist of product marketing and orders partner marketing. Product marketing focuses on ensuring OEM/ODM requirements related to products. Order partner marketing focuses on engaging sustainable clients, participating in telecom and technology exhibitions, as well as developing supplemental sales tools, industry trade show materials and brand awareness.

India

We have launched 7 mobile phone models in the Indian market, including 5 smartphones and 2 feature phones. We strive to launch products that serve users of different demographics, and 3 to 4 additional mobile phones are currently being designed and are in development. Additionally, we plan to offer wireless speakers, power banks, car chargers and fit bands in the future. However, due the outbreak of the COVID-19 pandemic, our operations in India were significantly affected and our original marketing plan was delayed. We restarted our operations in India after the Indian government began to lift lockdown measures in July 2020. However, in March 2021, the second wave of COVID-19 spread in India resulting in lockdowns being imposed in various states of India. While we have been able to continue our operations during the second wave of COVID-19 and have taken several steps to minimize our costs, our supply of inventory has been affected due to the lockdown which has resulted in a significant impact on our revenue.

Warehousing and Distributor

We have 11 warehouses in India. Logistic transportation costs average between approximately US$2,400 to US$6,200 per month. Our self-branded products are sold only through offline retail distributors. For our offline network, we work with local distributors. There are no instalment or other credit strategies between our distributors and us. Our Indian sales team is comprised of approximately 30 experienced sale force members managing over 300 active distributors.

After-sales service

An excellent user experience is one of our major goals. We provide customers with a one-year warranty on our phone products. Customers can get their phones repaired during the maintenance period, usually within one year, by taking their receipts and goods to any one of the nearly 800 service centers that has cooperated with us. Based on historical collection records, product return rate is about 1.1%. We believe our after-sales service creates a satisfying user experience. Our after-sales team consists of 12 professionals that perform active after-sale services to our end users throughout India.

United States and Europe

We cooperate with our clients in the United States through ODM orders. We intend to strengthen our business connections by establishing a representative office in the United States. This office will help us increase our marketing efforts, such as by participating in conferences and events that focus on the United States and other regions in North America. We are also preparing our online store on Amazon in Europe to launch our newly developed products.

Africa

We entered the African market through ODM orders, including smartphones and feature phones, in 2018. To expand our business in Africa, we formed an independence team, including three account managers, a product manager and two marketing specialists, as having a local distribution network is our main focus in the African market. Meanwhile, we also put our efforts into marketing on online channels, such as Jumia, an online marketplace in Africa. Our cooperation with local wireless carriers is also considered part of our marketing strategy in Africa.

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by us and our distributors. Although we have generally experienced higher sales during the fourth quarter since our customers usually launch new products during the fourth quarter of the calendar years, this pattern does not repeat itself every year. We typically experience our lowest sales volume in the first quarter of each year.

Competition

Overall Competition Landscape

We operate in a highly competitive environment serving industrial enterprises and end customers. Competition in our market is high and tends to increase. Price is a major source of competition, while product quality, differentiation, service, research, development and commercialization capacity, and distribution channels are also critical factors. Competition in our industry is intense and has been characterized by technology levels, production scale and economies of scale, evolving industry standards, frequent new product introductions and rapid changes in end user requirements.

We face competition from manufacturers that also provide EMS, such as Wentai and XiaoMi, to the extent industrial enterprises decide to engage and outsource production. We also face competition from mobile phone manufacturers that have a portfolio of products covering low-end feature phones and high-end smartphones, such as Samsung Electronics Co. Ltd. We also face competition from mobile phone companies who also target emerging markets, such as, Shenzhen Transsion Holding Limited. We believe that we compete favorably with respect to the factors described above.

Our Competitive Strengths

We believe that the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

●	Experienced management. Our core management team members (Chief Executive Officer, Chief Operating Officer and Chief Manufacturing Officer) have at least 10 years of experience in the mobile phone industry, and most of them formerly worked at well-known publicly traded companies.

●	Comprehensive global industry ecosystem. Our integration of development, manufacturing, PCBA, Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services in China, India, Africa, the United States and South America, combined with our extensive industry experience, provides us a comprehensive global ecosystem for our products. In the Indian market, we have engaged over 300 active distributors and implemented over 800 after-sales outlets across the major states.

●	Strong production capacity. Currently, we have three high-end Surface Mounting Technology (“SMT”) production lines and test lines, eleven assembly lines of which six lines are leased, and four leased packaging lines. Each SMT has a production capacity of 600,000 units per month, and our monthly assembling capacity has reached over one million units. Due to the seasonality of the mobile phone industry, we also cooperate with six manufacturers to fulfill our peak season orders, and we believe this strategy is cost-effective.

●	Niche market positioning. We have accumulated extensive business resources and partners both domestic and abroad over the past 10 years, and we have laid our focus in the middle and low-end markets of developing countries, where the markets are fairly new and generally devoid of intense competition that could create new demands, ahead of our competitors in the same industry segment, such as the markets in India.

●	Cost-effective products. We primarily cover two product categories: 13 types of smartphones and 11 types of feature phones. We believe our products are comparable in quality to the large brands and are price competitive. We believe we fit the needs of low-to-mid income groups of many developing countries and we believe we avoid the vicious competition from large international brands.

Intellectual Property

Protection of our intellectual property is a strategic priority for our business. We rely on a combination of patent, copyright, trademark and trade secret laws, as well as confidentiality agreements, to establish and protect our proprietary rights. Except for certain licenses for the off-the-shelf software used in connection with our day-to-day operations, we generally do not rely on third-party licenses of intellectual property for use in our business.

As of the date of this report, we had obtained 34 patents and 43 registered software copyrights, registered 46 trademarks inside and outside of China, and submitted 6 additional trademark applications.

Patents. We had 34 registered patents in China, which cover technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ and UTime GZ. 20 registered patents were granted as utility model patents, 12 registered patents were granted as design patents and 2 registered patents were granted as invention patents.

Software copyrights. We maintain a portfolio of copyright-protected software. We had 43 registered software copyrights in China.

Trademarks. We had 23 registered trademarks in China and 23 registered trademarks outside of China in Africa, Asia, America and Europe. We also have 6 pending trademark applications outside of China in the Philippines, Kenya and other jurisdictions.

Domain names. We had 7 registered domain names in China and 7 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this report, we had 221 full-time employees and no part-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this report:

Function	Number of Employees	% of Total
Administration and Human Resources	18	8%
Finance and Accounting	11	5%
Production	90	40%
Procurement	8	4%
Sales and Marketing	17	8%
Customer Services	1	0%
Research and Development	29	13%
Quality Control	37	17%
Project and Scheduling	10	5%
Total	221	100%

Properties

Our headquarters are located in Shenzhen, China, where we own the office building with an aggregate floor area of approximately 640 square meters. Our operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have supply chain management, sales and marketing, communication and business development personnel at our office in Shenzhen. Our manufacturing facilities, including those for engineering and assembling, are located at our leased factory in Guizhou.

We currently lease and occupy approximately 17,478 square meters of office and factory space in Guizhou, China. and approximately 279 square meters of office space in New Delhi, India. These leases vary in duration from 1 year to 5 years. We believe that our facilities are adequate to meet our needs for the immediate future.

Insurance

We do not maintain property insurance policies covering potential damage to our property. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance.

Regulations

China

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China.

Regulations relating to Foreign Investment

The Guidance Catalogue of Industries for Foreign Investment

Investment activities in the PRC by foreign investors are subject to the Catalogue for the Guidance of Foreign Investment Industry, or the Catalogue, which was promulgated and is amended from time to time by the MOFCOM and the NDRC. The Foreign Investment Catalogue which was promulgated jointly by MOFCOM and the NDRC, on June 28, 2017 and became effective on July 28, 2017, classifies industries into three categories with regard to foreign investment: (1) “encouraged”, (2) “restricted”, and (3) “prohibited”. The latter two categories are included in a negative list, which was first introduced into the Foreign Investment Catalog in 2017 and specified the restrictive measures for the entry of foreign investment.

On June 28, 2018, MOFCOM and NDRC jointly promulgated the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2018), which replaced the negative list attached to the Foreign Investment Catalogue in 2017. On June 30, 2019, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2019), which replaced the Negative List (Edition 2018), and the Catalogue of Industries for Encouraging Foreign Investment (Edition 2019), or the Encouraging Catalogue (Edition 2019), which replaced the encouraged list attached to the Foreign Investment Catalogue in 2017. On June 23, 2020, MOFCOM and NDRC jointly issued the Special Administrative Measures for Access of Foreign Investment (Negative List), or the Negative List (Edition 2020), which replaced the Negative List (Edition 2019).

Pursuant to the Negative List (Edition 2020) effective on July 23, 2020, any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

The Encouraging Catalogue (Edition 2020) effective on January 27, 2021, which replaced the Encouraging Catalogue (Edition 2019) effective on July 30, 2019, is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 480 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures.

Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category.

The Foreign Investment Law

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020 and replaced three existing laws on foreign investments in China, namely, the PRC Sino-foreign Equity Joint Venture Law, the PRC Sino-foreign Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The organization form, organization and activities of foreign-invested enterprises shall be governed, among others, by the PRC Company Law and the PRC Partnership Enterprise Law. Foreign-invested enterprises established before the implementation of this Law may retain the original business organization and so on within five years after the implementation of this Law. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic invested enterprises in China. The Foreign Investment Law establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

According to the Foreign Investment Law, “foreign investment” refers to investment activities directly or indirectly conducted by one or more natural persons, business entities, or otherwise organizations of a foreign country (collectively referred to as “foreign investor”) within China, and the investment activities include the following situations: (i) a foreign investor, individually or collectively with other investors establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests and establishes new projects within China; and (iv) a foreign investor invests through other approaches as stipulated by laws, administrative regulations, or otherwise regulated by the State Council.

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On June 23, 2020, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2020). See “Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”.

Besides, the PRC government will establish a foreign investment information reporting system, according to which foreign investors or foreign-invested enterprises shall submit investment information to the competent department for commerce concerned through the enterprise registration system and the enterprise credit information publicity system, and a security review system under which the security review shall be conducted for foreign investment affecting or likely affecting the state security.

Furthermore, the Foreign Investment Law provides that foreign invested enterprises established according to the existing laws regulating foreign investment may maintain their structure and corporate governance within five years after the implementing of the Foreign Investment Law.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that a foreign investor may freely transfer into or out of China, in Renminbi or a foreign currency, its contributions, profits, capital gains, income from disposition of assets, royalties of intellectual property rights, indemnity or compensation lawfully acquired, and income from liquidation, among others, within China; local governments shall abide by their commitments to the foreign investors; governments at all levels and their departments shall enact local normative documents concerning foreign investment in compliance with laws and regulations and shall not impair legitimate rights and interests, impose additional obligations onto FIEs, set market access restrictions and exit conditions, or intervene with the normal production and operation activities of FIEs; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; and mandatory technology transfer is prohibited.

Company Law

Pursuant to the PRC Company Law, promulgated by the Standing Committee of the National People’s Congress (the “SCNPC”) on December 29, 1993, effective as of July 1, 1994, and as revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018, the establishment, operation and management of corporate entities in the PRC are governed by the PRC Company Law. The PRC Company Law defines two types of companies: limited liability companies and companies limited by shares.

Our PRC Subsidiary is a limited liability company. Unless otherwise stipulated in the related laws on foreign investment, foreign invested companies are also required to comply with the provisions of the PRC Company Law.

Regulations Relating to Overseas Investment

On December 26, 2017, the NDRC issued the Management Rules for Overseas Investment by Enterprises, or the NDRC Order 11. As defined in the NDRC Order 11, “overseas investment” refers to the investment activities conducted by an enterprise located in the territory of China, either directly or through an offshore enterprise under its control, by making investment with assets and equities or providing financing or a guarantee in order to acquire overseas ownership, control, management rights and other related interests. Furthermore, overseas investment by a Chinese individual through overseas enterprises under his/her control is also subject to the NDRC Order 11. According to the NDRC Order 11, (i) direct overseas investment by Chinese enterprises or indirect overseas investment by Chinese enterprises or individuals in sensitive industries or sensitive countries and regions requires prior approval by the NDRC; (ii) direct overseas investment by Chinese enterprises in non-sensitive industries and non-sensitive countries and regions requires prior filing with the NDRC; and (iii) indirect overseas investment of over US$300 million by Chinese enterprises or individuals in non-sensitive industries and non-sensitive countries and regions requires reporting with the NDRC. Uncertainties remain with respect to the application of the NDRC Order 11, there are very few interpretations, implementation guidance or precedents to follow in practice. We are not sure if UTime Limited was to use a portion of the proceeds raised from our initial public offering to fund investments in and acquisitions of complementary business and assets outside of China, such use of U.S. dollars funds held outside of China would be subject to the NDRC Order 11. We will continue to monitor any new rules, interpretation and guidance promulgated by the NDRC and communicate with the NDRC and its local branches to seek their opinions, when necessary.

Regulations Relating to Manufacture and Sale of Mobile Phones

General Administration of Manufacturing and Selling Mobile Phones

According to the Administrative Regulations for Compulsory Product Certification, which was promulgated by the General Administration of Quality Supervision, Inspection and Quarantine PRC (the “AQSIQ”) (which has merged into the State Administration for Market Regulation) on July 3, 2009, products specified by the state shall not be delivered, sold, imported or used in other business activities until they are certified (the “Compulsory Product Certification”) and labeled with China Compulsory Certification mark. For products that are subject to Compulsory Product Certification, the state implements unified product catalogs (the “3C Catalog”), unified compulsory requirements, standards and compliance assessment procedures in technical specification, unified certification marks and unified charging standards. Pursuant to the First Batch Compulsory Product Certification Product Catalog (the “First Batch 3C Product Catalog”) by the AQSIQ and the Certification and Accreditation Administration of the People’s Republic of China (the “CNCA”) on December 3, 2001, mobile user terminals and CDMA digital cellular mobile station are required to obtain the Compulsory Product Certification in order to be delivered, sold, imported or used.

The Regulations on Radio Administration of the PRC jointly issued by the State Council and the Central Military Commission on November 11, 2016 and became effective on December 1, 2016, provide requirements concerning verification and approval of the models of radio transmission equipment. Pursuant to this law, except for micro-power short-range radio transmission equipment, whoever manufactures or imports other radio transmission equipment for sales or use on the domestic market shall apply to the State Radio Administration for model verification and approval. Whoever manufactures or imports radio transmission equipment that has not obtained model verification and approval for sales or use on the domestic market shall be ordered by the relevant radio administration to make correction and subject to fines.

In addition, the Administrative Measures for the Network Access of Telecommunications Equipment, which was promulgated by the Ministry of Information Industry on May 10, 2001 and revised by the Ministry of Industry and Information Technology (the “MIIT”) on September 23, 2014 provide that the State applies the network access permit system to the telecommunications terminal equipment, radio communications equipment, and equipment relating to network interconnection that is connected to public telecommunications networks. The telecommunications equipment subject to the network access permit system shall obtain the Telecommunications Equipment Network Access Permit issued by the MIIT (the “Network Access Permit”). Without the Network Access Permit, no telecommunications equipment is allowed to be connected to the public telecommunications networks for use nor sold on the domestic market. In the event of an application for the Network Access Permit, a production enterprise shall submit a testing report issued by a telecommunications equipment testing institution or a Compulsory Product Certification. In the event of an application for the network access permit for radio transmission equipment, a Radio Transmission Equipment Type Approval Certificate issued by the MIIT shall also be submitted.

Regulations on Production Safety

Pursuant to the Production Safety Law of the PRC, or the Production Safety Law, which took effect on November 1, 2002 and was amended on August 31, 2014, the entities that are engaged in production and business operation activities must implement national industrial standards which guarantee the production safety and comply with production safety requirements provided by the laws, administrative regulations and national or industrial standards. An entity must take effective measures for safety production, maintain safety facilities, examine the safety production procedures, educate and train employees and take any other measures to ensure the safety of its employees and the public. An entity or its relevant persons-in-charge which has failed to perform such safety production liabilities will be required to make amends within a time limit or face administrative penalties. If it fails to amend within the prescribed time limit, the production and business operation entity may be ordered to suspend business for rectification, and serious violations may result in criminal liabilities.

Regulations on Product Quality

The PRC Product Quality Law, or the Product Quality Law, which was promulgated by the MOFCOM in February 1993 and most recently amended in December 2018, applies to all production and sale activities in China. Pursuant to this law, products offered for sale must satisfy the relevant quality and safety standards. Enterprises may not produce or sell counterfeit products in any fashion, including forging brand labels or giving false information regarding a product’s manufacturer. Any producer or seller producing or selling products that do not conform to the national standards or trade standards for ensuring human health and the personal or property safety shall be ordered to stop production or sale of the products; the products illegally produced or sold shall be confiscated; a fine no less than the equivalent of, but not more than three times, the value of the products illegally produced or sold (including those already sold and those not yet sold, hereinafter the same) shall be imposed concurrently; if there are illegal proceeds, such proceeds shall be confiscated concurrently; if the circumstances are serious, the business license shall be revoked. If the case constitutes a crime, criminal liability shall be investigated. Where a defective product causes physical injury to a person or damage to another person’s property, the victim may claim compensation from the manufacturer or from the seller of the product. If the seller pays compensation and it is the manufacturer that should bear the liability, the seller has a right of recourse against the manufacturer and may seek full reimbursement from the manufacturer. Similarly, if the manufacturer pays compensation and it is the seller that should bear the liability, the manufacturer has a right of recourse against the seller and may seek full reimbursement from the seller.

Pursuant to the General Principles of the Civil Law of the PRC promulgated by the National People’s Congress, or NPC, on April 12, 1986 and amended on August 27, 2009, both manufacturers and sellers shall be held liable where the defective products result in property damages or bodily injuries to others. Pursuant to the Tort Liability Law of the PRC promulgated by the Standing Committee of the NPC on December 26, 2009 and effective from July 1, 2010, manufacturers shall assume tort liabilities where the defects in products cause damages to others. Sellers shall assume tort liabilities where the defects in products that have caused damages to others are attributable to the sellers. The aggrieved party may claim for compensation from the manufacturer or the seller of the defected product that has caused damage.

On May 28, 2020, the Third Session of the 13th National People’s Congress passed the Civil Code of the People’s Republic of China which took effect on January 1, 2021, and replaced the Tort Liability Law of the PRC. According to the Civil Code of the People’s Republic of China, the aggrieved party shall be entitled to require the manufacturer or seller to assume the tort liability by ceasing infringement, removing the obstruction, or eliminating the danger when the defect of a product endangers the personal or property safety.

Regulations on Consumer Protection

The PRC Consumer Protection Law, as amended on October 25, 2013 and effective on March 15, 2014, sets out the obligations of business operators and the rights and interests of the consumers. Pursuant to this law, business operators must guarantee that the commodities they sell satisfy the requirements for personal or property safety, provide consumers with authentic information about the commodities, and guarantee the quality, function, usage and term of validity of the commodities. Failure to comply with the Consumer Protection Law may subject business operators to civil liabilities such as refunding purchase prices, exchange of commodities, repairing, ceasing damages, compensation, and restoring reputation, and even subject the business operators or the responsible individuals to criminal penalties if business operators commit crimes by infringing the legitimate rights and interests of consumers. The amended PRC Consumer Protection Law further strengthens the protection of consumers and imposes more stringent requirements and obligations on business operators, especially on the business operators through the Internet. For example, the consumers are entitled to return the goods (except for certain specific goods) within seven days upon receipt without any reasons when they purchase the goods from business operators via the Internet. The consumers whose interests have been damaged due to their purchase of goods or acceptance of services on online marketplace platforms may claim damages from sellers or service providers.

Where business operators use internet, television, telephone, mail or other means to provide goods or services, or provide securities, insurance, banking or other financial services, they shall provide consumers with information in regard to themselves and the goods or services provided such as business address, contact information, quantity and quality, price or fees, term and method of performance, safety precautions, risk warnings, after-sale services, and civil liabilities. Consumers whose legitimate rights and interests are infringed while purchasing goods or receiving services via an online trading platform shall have the right to claim compensation from the vendor of the goods or the provider of the services. If the goods or services a business operator provide have caused personal injuries to consumers or other victims, the business operator shall compensate for the medical expenses, nursing expenses, transportation expenses and other reasonable fees for treatment and rehabilitation as well as the reduced income for loss of working time.

According to the Civil Code of the People’s Republic of China effective on January 1, 2021, producers shall bear tortious liability for any damage caused by their defective products, while distributors shall bear tortious liability for any damage caused due to defects resulting from their own fault.

Registrations for Import and Export Goods

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987 and amended on July 8, 2000, June 29, 2013, December 28, 2013, November 7, 2016 and November 4, 2017 unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on the Registration of Customs Declaration Entities promulgated by the General Administration of Customs on March 13, 2014 and amended on May 29, 2018, coming into force on July 1, 2018, the registration of customs declaration entities comprises the registration of the customs declaration enterprise and the registration of the consignor or consignee of imported and exported goods. The consignor or consignee of imported and exported goods shall register with local customs in accordance with the laws.

Regulation on Information Security

The SCNPC promulgated the Cyber Security Law of the PRC, or the Cyber Security Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cyber Security Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cyber Security Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

Regulations Relating to Operation of Medical Devices

According to the Regulation on the Supervision and Administration of Medical Devices promulgated by the State Council, which was amended on December 21, 2020 and effective on June 1, 2021, the medical devices shall be classified into three categories based on the degree of risk. Class I medical devices shall refer to those devices with low risk and whose safety and effectiveness can be ensured through routine administration. Class II medical devices shall refer to those devices with medium risk and whose safety and effectiveness should be strictly controlled. Class III medical devices shall refer to those devices with high risk and whose safety and effectiveness must be strictly controlled with special measures.

Pursuant to the Measures for the Supervision and Administration of Medical Devices Operation promulgated by the China Food and Drug Administration on July 30, 2014 and amended on November 7, 2017 (the “PRC Medical Device Regulations”), an enterprise engaging in the operation of medical devices shall have business premises and storage conditions suitable for the operation scale and scope, and shall have a quality control department or personnel suitable for the medical devices it operates. An enterprise engaged in the operation of Class II medical devices shall file with the municipal level food and drug supervision and administration department and provide proofing materials for satisfying the relevant conditions of engaging in the operation of medical devices, while an enterprise engaged in the operation of Class III medical devices shall apply for an operation permit to the municipal level food and drug supervision and administration department and provide proofing materials for satisfying the relevant conditions of engaging in the operation of such medical devices. The food and drug supervision and administration department which receives operation permit application shall grant the operation permit if the enterprise meets the prescribed requirements. An operation permit is valid for five years and may be renewed pursuant to the relevant regulations. An enterprise engaging in medical devices operation shall not operate or use any medical device that has not been legally registered, without qualification certificate, out-dated, invalid or disqualified.

Furthermore, according to the Announcement of the Ministry of Commerce, the General Administration of Customs and the National Medical Products Administration on Conducting the Export of Medical Supplies in an Orderly Manner issued on March 31, 2020 (the “PRC Medical Supplies Export Measures”), during the special period of prevention and control of the COVID-19 outbreak, for the purposes of effectively supporting the global fight against the COVID-19 outbreak, and ensuring product quality safety and regulating export order, beginning on April 1, 2020, the enterprises that export novel coronavirus testing reagents, medical masks, medical protective suits, ventilators, and infrared thermometers shall, when declaring to Customs, provide written or electronic statements, and make a commitment that the exported products have obtained the registration certificates of China’s medical device products and meet the requirements of quality standards of the importing countries (regions). The Customs shall check and release products based on the medical device product registration certificates approved by the drug supervision and administration departments. The regulatory measures for the export quality of the aforementioned medical supplies shall be adjusted dynamically in light of the development of the epidemic situation.

Since March 2020 the Company has participated in efforts to stem the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. These completed purchase orders, which aggregated approximately US$6.7 million as of the date of this report, have helped the Company to maintain revenue and cash flow to a certain extent. However, the Company does not intend for this revenue stream to become part of its long-term business strategy.

We have obtained the Class II record-filing certificate for medical device business operations from the PRC government in compliance with the PRC Medical Device Regulations, which is within the validity term and enables us to distribute surgical and non-surgical face masks. All the face masks sold under the above-mentioned purchase orders were sold to the customer with delivery terms entered into on a Free On Board basis at Shenzhen port. Due to the FOB method of delivery utilized for these face mask orders, the Company is not required to handle import customs formalities for the country of destination. As of July 21, 2021, all the transactions regarding to face masks have been completed, and in the course of such transactions the customer has not required the Company to comply with the relevant regulations in Brazil. However, we have distributed all face masks by following the above-mentioned PRC regulations and all face masks sold by the Company have been certified by the competent Medical Products Administration. We have provided statements to the PRC Customs when declaring our face masks for export, certifying that the exported face masks have obtained the applicable registration certificate for China’s medical device products and meet the requirements of quality standards of the importing countries. As of the date of this report, the PRC Customs has checked and released for export all of our face masks to Brazil, and the Company’s face mask distribution activity has not violated any PRC laws and regulations on the supervision of medical supplies.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, promulgated in December 2008, which became effective in October 2009 and was recently revised by the SCNPC on October 17, 2020 (which shall become effective on June 1, 2021), and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to a new design of the shape, pattern, or a combination thereof, as well as a combination of the color, shape and pattern, of the entirety or a portion of a product, which creates an aesthetic feeling and is fit for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. The duration of patent right for inventions shall be twenty years, and the duration of patent right for utility models shall be ten years, and the duration of patent right for designs shall be 15 years, counted from the date of filing. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

Existing patents can become narrowed, invalid or unenforceable due to a variety of grounds, including lack of novelty, creativity, and deficiencies in patent application. In China, a patent must have novelty, creativity and practical applicability. Under the PRC Patent Law, novelty means that before a patent application is filed, no identical invention or utility model has been publicly disclosed in any publication in China or overseas or has been publicly used or made known to the public by any other means, whether in or outside of China, nor has any other person filed with the patent authority an application that describes an identical invention or utility model and is recorded in patent application documents or patent documents published after the filing date. Creativity means that, compared with existing technology, an invention has prominent substantial features and represents notable progress, and a utility model has substantial features and represents any progress. Practical applicability means an invention or utility model can be manufactured or used and may produce positive results. Patents in China are filed with the State Intellectual Property Office, or SIPO. Normally, the SIPO publishes an application for an invention patent within 18 months after the filing date, which may be shortened at the request of applicant. The applicant must apply to the SIPO for a substantive examination within three years from the date of application.

Article 20 of the PRC Patent Law provides that, for an invention or utility model completed in China, any applicant (not just Chinese companies and individuals), before filing a patent application outside of China, must first submit it to the SIPO for a confidential examination. Failure to comply with this requirement will result in the denial of any Chinese patent for the relevant invention. This added requirement of confidential examination by the SIPO has raised concerns by foreign companies who conduct research and development activities in China or outsource research and development activities to service providers in China.

Patent Enforcement

Unauthorized use of patents without consent from owners of patents, forgery of the patents belonging to other persons, or engagement in other patent infringement acts, will subject the infringers to infringement liability. Serious offences such as forgery of patents may be subject to criminal penalties.

When a dispute arises out of infringement of the patent owner’s patent right, Chinese law requires that the parties first attempt to settle the dispute through mutual consultation. However, if the dispute cannot be settled through mutual consultation, the patent owner, or an interested party who believes the patent is being infringed, may either file a civil legal suit or file an administrative complaint with the relevant patent administration authority. A Chinese court may issue a preliminary injunction upon the patent owner’s or an interested party’s request before instituting any legal proceedings or during the proceedings. Damages for infringement are calculated as the loss suffered by the patent holder arising from the infringement, or the benefit gained by the infringer from the infringement. If it is difficult to ascertain damages in this manner, damages may be determined by using a reasonable multiple of the license fee under a contractual license. Statutory damages may be awarded in the circumstances where the damages cannot be determined by the above mentioned calculation standards. Generally, the patent owner has the burden of proving that the patent is being infringed. However, if the owner of an invention patent for manufacturing process of a new product alleges infringement of its patent, the alleged infringer has the burden of proof.

As of the date of this report, we had 34 patents granted in China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years provided relevant application procedures have been completed within twelve months before the end of the validity period. As of the date of this report, we owned 23 registered trademarks in different applicable trademark categories in China and we owned 23 registered trademarks in different applicable trademark categories outside of China and were in the process of applying to register 6 trademarks outside of China.

In addition, pursuant to the PRC Trademark Law, counterfeit or unauthorized production of the label of another person’s registered trademark, or sale of any label that is counterfeited or produced without authorization will be deemed as an infringement to the exclusive right to use a registered trademark. The infringing party will be ordered to stop the infringement immediately, a fine may be imposed and the counterfeit goods will be confiscated. The infringing party may also be held liable for the right holder’s damages, which will be equal to the gains obtained by the infringing party or the losses suffered by the right holder as a result of the infringement, including reasonable expenses incurred by the right holder for stopping the infringement. If the gains or losses are difficult to determine, the court may render a judgment awarding damages of no more than RMB5 million.

Software Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and shall come into force on 1 June 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this report, we had registered 43 software copyrights in China.

Regulation on Domain Name

The domain names are protected under the Administrative Measures on the Internet Domain Names of China promulgated by MIIT on November 5, 2004 and effective on December 20, 2004, and was replaced by the Administrative Measures on the Internet Domain Names promulgated by MIIT on August 24, 2017, which became effective on November 1, 2017. MIIT is the major regulatory body responsible for the administration of the PRC Internet domain names, under supervision of which China Internet Network Information Center, or CNNIC, is responsible for the daily administration of CN domain names and Chinese domain names. On September 25, 2002, CNNIC promulgated the Implementation Rules of Registration of Domain Name, or the CNNIC Rules, which was renewed on June 5, 2009 and May 29, 2012, respectively. Pursuant to the Administrative Measures on the Internet Domain Names and the CNNIC Rules, the registration of domain names adopts the “first to file” principle and the registrant shall complete the registration via the domain name registration service institutions. In the event of a domain name dispute, the disputed parties may lodge a complaint to the designated domain name dispute resolution institution to trigger the domain name dispute resolution procedure in accordance with the CNNIC Measures on Resolution of the Top Level Domains Disputes, file a suit to the People’s Court or initiate an arbitration procedure.

As of the date of this report, we had registered 14 domain names.

Regulations on Labor Protection

The principal laws that govern employment include: (i) the Labor Law of the PRC, or the Labor Law, promulgated by the SCNPC on July 5, 1994, which has been effective since January 1, 1995 and most recently amended on December 29, 2018; and (ii) the Labor Contract Law of the PRC, or the Labor Contract Law, which was promulgated by the SCNPC on June 29, 2007, came into effect on January 1, 2008, and was amended on December 28, 2012 and became effective as of July 1, 2013, and the Implementation Regulations on Labor Contract Law, which was promulgated on September 18, 2008, and became effective since the same day.

According to the Labor Law, an employer shall develop and improve its rules and regulations to safeguard the rights of its workers. An employer shall develop and improve its labor safety and health system, stringently implement national protocols and standards on labor safety and health, conduct labor safety and health education for workers, guard against labor accidents and reduce occupational hazards. Labor safety and health facilities must comply with relevant national standards. An employer must provide workers with the necessary labor protection gear that complies with labor safety and health conditions stipulated under national regulations, as well as provide regular health checks for workers that are engaged in operations with occupational hazards. Laborers engaged in special operations shall have received specialized training and have obtained the pertinent qualifications. An employer shall develop a vocational training system. Vocational training funds shall be set aside and used in accordance with national regulations and vocational training for workers shall be carried out systematically based on the actual conditions of the company.

The Labor Contract Law and its implementation rules regulate both parties through a labor contract, namely the employer and the employee, and contain specific provisions involving the terms of the labor contract. It is stipulated under the Labor Contract Law and the Implementation Regulations on Labor Contract Law that a labor contract must be made in writing. If an employer fails to enter into a written employment contract with an employee within one year from the date on which the employment relationship is established, the employer must rectify the situation by entering into a written employment contract with the employee and pay the employee twice the employee’s salary for the period from the day following the lapse of one month from the date of establishment of the employment relationship to the day prior to the execution of the written employment contract. In addition, an employer is obligated to sign an indefinite term labor contract with an employee if the employer continues to employ the employee after two consecutive fixed term labor contracts. The Labor Contract Law and its implementation rules also require compensation to be paid upon certain terminations, which significantly affects the cost of reducing workforce for employers. In addition, if an employer intends to enforce a non-compete provision in an employment contract or non-competition agreement with an employee, it has to compensate the employee on a monthly basis during the term of the restriction period after the termination or expiry of the labor contract. Employers in most cases are also required to provide severance payment to their employees after their employment relationships are terminated.

Enterprises in China are required by PRC laws and regulations to participate in certain employee benefit plans, including social insurance funds, namely a pension plan, a medical insurance plan, an unemployment insurance plan, a work-related injury insurance plan and a maternity insurance plan, and a housing provident fund, and contribute to the plans or funds in amounts equal to certain percentages of salaries, including bonuses and allowances, of the employees as specified by the local government from time to time at locations where they operate their businesses or where they are located.

According to the Interim Regulations on the Collection and Payment of Social Insurance Premiums, the Regulations on Work Injury Insurance, the Regulations on Unemployment Insurance and the Trial Measures on Employee Maternity Insurance of Enterprises, enterprises in the PRC shall provide benefit plans for their employees, which include basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance. An enterprise must provide social insurance by processing social insurance registration with local social insurance agencies, and shall pay or withhold relevant social insurance premiums for or on behalf of employees. The Law on Social Insurance of the PRC, which was promulgated by the SCNPC on October 28, 2010, became effective on July 1, 2011, and was most recently updated on December 29, 2018, has consolidated pertinent provisions for basic pension insurance, unemployment insurance, maternity insurance, work injury insurance and basic medical insurance, and has elaborated in detail the legal obligations and liabilities of employers who do not comply with relevant laws and regulations on social insurance. Without force majeure reasons, employers must not suspend or reduce their payment of social insurance for employees, otherwise, competent governmental authorities will have the power to enforce employers to pay up social insurance within a prescribed time limit, and a fine of 0.05% of the unpaid social insurance can be charged on the part of the employers per day commencing from the first day of default. Provided that the employers still fail to make the payment within the prescribed time limit, a fine of over one time and up to three times of the unpaid sum of social insurance can be charged.

According to the Regulations on the Administration of Housing Provident Fund, which was promulgated by the State Counsel and became effective on April 3, 1999, and was amended on March 24, 2002 and was partially revised on March 24, 2019 by Decision of the State Council on Revising Some Administrative Regulations (Decree No. 710 of the State Council), housing provident fund contributions by an individual employee and housing provident fund contributions by his or her employer shall belong to the individual employee. Registration by PRC companies at the applicable housing provident fund management center is compulsory and a special housing provident fund account for each of the employees shall be opened at an entrusted bank.

The employer shall timely pay up and deposit housing provident fund contributions in full amount and late or insufficient payments shall be prohibited. The employer shall process housing provident fund payment and deposit registrations with the housing provident fund administration center. Under the circumstances where financial difficulties do exist due to which an employer is unable to pay or pay up housing provident funds, permission of labor union of the employer and approval of the local housing provident funds commission must first be obtained before the employer can suspend or reduce their payment of housing provident funds. With respect to companies who violate the above regulations and fail to process housing provident fund payment and deposit registrations or open housing provident fund accounts for their employees, such companies shall be ordered by the housing provident fund administration center to complete such procedures within a designated period. Those who fail to process their registrations within the designated period shall be subject to a fine ranging from RMB10,000 to RMB50,000. When companies breach these regulations and fail to pay up housing provident fund contributions in full amount as due, the housing provident fund administration center shall order such companies to pay up within a designated period, and may further apply to the People’s Court for mandatory enforcement against those who still fail to comply after the expiry of such period.

Regulations on Tax

PRC Enterprise Income Tax

The PRC Enterprise Income Tax Law, or EIT Law, which was promulgated on March 16, 2007 and took effect on January 1, 2008, and further amended on February 24, 2017 and December 29, 2018, imposes a uniform enterprise income tax rate of 25% on all PRC resident enterprises, including foreign-invested enterprises, unless they qualify certain exceptions. The enterprise income tax is calculated based on the PRC resident enterprise’s global income as determined under PRC tax laws and accounting standards. Under the PRC EIT Law, an enterprise established outside China with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation regulations to the PRC Enterprise Income Tax Law, a “de facto management body” is defined as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. If a non-resident enterprise sets up an organization or establishment in the PRC, it will be subject to enterprise income tax for the income derived from such organization or establishment in the PRC and for the income derived from outside the PRC but with an actual connection with such organization or establishment in the PRC. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishments or premises in the PRC but their relevant income derived in the PRC is not related to those establishments, then their enterprise income tax would be set at a rate of 10% for their income sourced from inside the PRC.

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Administration of Taxation on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Administration of Taxation on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the SAT jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the SAT issued the Announcement of the State Administration of Taxation on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or SAT Bulletin 7, which was partially abolished on December 29, 2017. SAT Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. SAT Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, SAT Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The SAT Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under SAT Bulletin 7 and we may be required to expend valuable resources to comply with SAT Bulletin 7 or to establish that we should not be held liable for any obligations under SAT Bulletin 7.

PRC Value Added Tax

According to the Temporary Regulations on Value-added Tax, which was most recently amended on November 19, 2017, and the Detailed Implementing Rules of the Temporary Regulations on Value-added Tax, which was amended on October 28, 2011, and became effective on November 1, 2011, all taxpayers selling goods, providing processing, repair or replacement services or importing goods within the PRC shall pay Value-Added Tax. The tax rate of 17% shall be levied on general taxpayers selling or importing various goods; the tax rate of 17% shall be levied on the taxpayers providing processing, repairing or replacement service; the applicable rate for the export of goods by taxpayers shall be zero, unless otherwise stipulated.

On January 1, 2012, the State Council officially launched a pilot value-added tax reform program, or the Pilot Program, applicable to businesses in selected industries. Businesses in the Pilot Program would pay value added tax, or VAT, instead of business tax. The Pilot Program initially applied only to transportation industry and “modern service industries” in Shanghai and would be expanded to eight trial regions (including Beijing and Guangdong province) and nationwide if conditions permit. The pilot industries in Shanghai included industries involving the leasing of tangible movable property, transportation services, research and development and technical services, information technology services, cultural and creative services, logistics and ancillary services, certification and consulting services. Revenues generated by advertising services, a type of “cultural and creative services”, are subject to the VAT tax rate of 6%. According to official announcements made by competent authorities in Beijing and Guangdong province, Beijing launched the same Pilot Program on September 1, 2012, and Guangdong province launched it on November 1, 2012.

On May 24, 2013, the MOFCOM and the SAT issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the SAT jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the SAT promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, SAT and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the SAT on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

PRC Dividend Withholding Tax

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the SAT on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although our WFOE is currently wholly owned by UTime International Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

Regulations on Foreign Exchange

The principal regulations governing foreign currency exchange in China are the PRC Foreign Exchange Administration Regulations, which were promulgated by the State Council on January 29, 1996 and last amended on August 5, 2008. Under the Foreign Exchange Administration Regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions can be made in foreign currencies without prior approval from State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

On August 29, 2008, SAFE issued the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises, or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency-registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. SAFE also strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of foreign-invested enterprises. The use of such RMB capital may not be changed without SAFE’s approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. On March 30, 2015, SAFE issued SAFE Circular 19, which took effective and replaced SAFE Circular 142 on June 1, 2015. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in China, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond the business scope, for entrusted loans or for inter-company RMB loans. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective on June 9, 2016, which reiterates some of the rules set forth in SAFE Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or SAFE Circular 16 could result in administrative penalties.

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment which substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

On February 13, 2015, SAFE promulgated the Circular on Further Simplifying and Improving the Policies Concerning Foreign Exchange Control on Direct Investment, or SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the authority to enforce the foreign exchange registration in connection with the inbound and outbound direct investment under relevant SAFE rules to certain banks and therefore further simplifies the foreign exchange registration procedures for inbound and outbound direct investment.

Regulations on loans to and direct investment in the PRC entities by offshore holding companies

According to the Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt promulgated by SAFE on September 24, 1997 and the Interim Provisions on the Management of Foreign Debts promulgated by SAFE, the NDRC and the MOFCOM and effective from March 1, 2003, loans by foreign companies to their subsidiaries in China, which accordingly are FIEs, are considered foreign debt, and such loans must be registered with the local branches of the SAFE. Under the provisions, the total amount of accumulated medium-term and long-term foreign debt and the balance of short-term debt borrowed by a FIE is limited to the difference between the total investment and the registered capital of the foreign-invested enterprise.

On January 12, 2017, the People’s Bank of China promulgated the Circular of the People’s Bank of China on Matters relating to the Macro-prudential Management of Comprehensive Cross-border Financing, or PBOC Circular 9, which took effect on the same date. The PBOC Circular 9 established a capital or net assets-based constraint mechanism for cross-border financing. Under such mechanism, a company may carry out cross-border financing in Renminbi or foreign currencies at their own discretion. The total cross-border financing of a company shall be calculated using a risk-weighted approach and shall not exceed an upper limit. The upper limit is calculated as capital or assets multiplied by a cross-border financing leverage ratio and multiplied by a macro-prudential regulation parameter.

In addition, according to PBOC Circular 9, as of the date of the promulgation of PBOC Circular 9, a transition period of one year is set for foreign-invested enterprises and during such transition period, FIEs may apply either the current cross-border financing management mode, namely the mode provided by Implementation Rules for the Provisional Regulations on Statistics and Supervision of Foreign Debt and the Interim Provisions on the Management of Foreign Debts, or the mode in this PBOC Circular 9 at its sole discretion. After the end of the transition period, the cross-border financing management mode for FIEs will be determined by the People’s Bank of China and SAFE after assessment based on the overall implementation of this PBOC Circular 9.

According to applicable PRC regulations on FIEs, capital contributions from a foreign holding company to its PRC subsidiaries, which are considered FIEs, may be made when approval by or registration with the SAFE and MOFCOM or their respective local counterpart is obtained.

Regulations on Foreign Exchange Registration of Offshore Investment by PRC Residents

On July 4, 2014, SAFE issued the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, and its implementation guidelines, which abolished and superseded the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, SAFE Circular 75. Pursuant to SAFE Circular 37 and its implementation guidelines, PRC residents (including PRC institutions and individuals) must register with local branches of SAFE in connection with their direct or indirect offshore investment in an overseas special purpose vehicle, or SPV, directly established or indirectly controlled by PRC residents for the purposes of offshore investment and financing with their legally owned assets or interests in domestic enterprises, or their legally owned offshore assets or interests. Such PRC residents are also required to amend their registrations with SAFE when there is a change to the basic information of the SPV, such as changes of a PRC resident individual shareholder, the name or operating period of the SPV, or when there is a significant change to the SPV, such as changes of the PRC individual resident’s increase or decrease of its capital contribution in the SPV, or any share transfer or exchange, merger, division of the SPV. Failure to comply with the registration procedures set forth in the Circular 37 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliate, the capital inflow from the offshore entities and settlement of foreign exchange capital, and may also subject relevant onshore company or PRC residents to penalties under PRC foreign exchange administration regulations.

Mr. Bao and Mr. He, our PRC resident shareholders, have completed the required registrations with the local counterpart of SAFE in relation to our financing and restructuring to our shareholding structure.

Regulations on Dividend Distributions

The principal regulations governing distribution of dividends paid by wholly foreign-owned enterprises include:

●	Company Law of the PRC (1993), as amended in 1999, 2004, 2005, 2013 and 2018;

●	The Foreign Investment Law, which came into effect on January 1, 2020;

●	The Implementation of the Foreign Investment Law of the People’s Republic of China, which came into effect on January 1, 2020.

Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds. A PRC company is not permitted to distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, SAT, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ordinary shares on the NASDAQ given that (i) our PRC Subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If CSRC or another PRC regulatory agency subsequently determines that prior CSRC approval was required for our initial public offering, we may face regulatory actions or other sanctions from CSRC or other PRC regulatory agencies.

These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict the repatriation of the proceeds from our initial public offering into the PRC or payment or distribution of dividends by our PRC Subsidiary, or take other actions that could materially adversely affect our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ordinary shares. In addition, if CSRC later requires that we obtain its approval for our initial public offering, we may be unable to obtain a waiver of CSRC approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding CSRC approval requirements could have a material adverse effect on the trading price of our ordinary shares. See “Risk Factors — Risks Related to Doing Business in China — The approval of the China Securities Regulatory Commission may be required in connection with our initial public offering, and, if required, we cannot predict whether we will be able to obtain such approval.”

India

This section sets forth a summary of the most significant laws, rules and regulations that affect our business activities in India.

Regulations relating to Foreign Investment under Foreign Exchange and Management Act, 1999

Foreign Investment in India and Regulatory Approvals

Investment by person resident outside India in an Indian entity is regulated by the provisions laid down in the Foreign Exchange and Management Act, 1999 (“FEMA”), as amended from time to time by the Foreign Exchange Department of the Reserve Bank of India (“RBI”).

Foreign Direct Investment (“FDI”) is freely permitted in almost all sectors. Under the FDI Policy, investments can be made by non-residents in the equity shares; fully, compulsorily and mandatorily convertible debentures; or fully, compulsorily and mandatorily convertible preference shares, partly paid equity shares and warrants of an Indian company, through two routes: (a) the Automatic Route; and (b) the Government Route. Under the automatic route, the non-resident investor or the Indian company does not require any approval from the Reserve Bank or Government of India for the investment. An Indian company, not engaged in any activity/sectors where FDI is prohibited, can issue shares or convertible debentures to a person resident outside India, subject to entry routes and sectoral caps prescribed in the FDI Policy. FDI in activities covered under the approval route requires prior approval of the Government which are considered by respective ministry/ department of the Government of India, as the case may be. In few sectors, there is prohibition on FDI in any form. It is pertinent to note that 100% FDI through automatic route is allowed in all activities/ sectors which are neither covered in automatic route, approval route nor in prohibited sector.

RBI has issued the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (“FEMA Rules, 2019”), vide Notification No. S.O. 3732(E) dated October 17, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017), which is a principal regulation governing foreign investment in an Indian entity by any person resident outside India.

FEMA Rules, 2019 stipulates that any investment in an Indian entity by a person resident outside India (which also includes a body corporate incorporated outside India) shall always remain subject to the entry routes, sectoral caps and other conditions laid down therein. Therefore, in order to subscribe, purchase or sell equity instruments (including equity shares) of an Indian company, a person resident outside India must adhere to terms and conditions given in Schedule 1 of FEMA Rules, 2019.

Since Do Mobile operates in the manufacturing sector, it is permitted to receive 100% FDI under the automatic route as per the provisions of FEMA Rules, 2019.

Important Compliances pertaining to FDI under FEMA Rules, 2019

Pricing Guidelines on Issuance of Shares and Filing of Form FC-GPR for Allotment of Shares

Pricing: Any Indian company intending to issue equity instruments including equity shares to a person resident outside India must ensure that the price of such equity instruments shall not be less than: (a) the price worked out on the basis of Securities and Exchange Board of India (SEBI) guidelines in case of listed companies; and (b) the valuation of such equity instruments arrived at as per any internationally accepted pricing methodology on arm’s length basis duly certified by a SEBI registered Merchant Banker or a Chartered Accountant or a practicing Cost Accountant, in case of an unlisted Indian Company.

Filing Requirements: Allotment of shares by an Indian entity to a person resident outside India (including a body corporate incorporated outside India) will require an Indian entity to file form FC-GPR (Foreign Currency-Gross Provisional Return) within 30 days from the date of allotment of shares, in the manner prescribed by the RBI, along with a certificate from the company secretary of the Indian company certifying the eligibility to issue shares in terms of FEMA Rules, 2019 and a certificate from SEBI registered Merchant Banker or Chartered Accountant indicating the manner of arriving at the price of the shares issued to the persons resident outside India. Such certificates along with the Form FC-GPR must be submitted to the Foreign Exchange Department of RBI.

Do Mobile is also required to adhere to the aforesaid compliances regarding allotment of shares to its parent company Bridgetime Limited and or to its prospective investors.

Compliance of Pricing Guidelines on Transfer of Shares and Filing of Form FC-TRS for Transfer of Shares

Pricing: Any transfer of the equity instruments (including shares) of an Indian entity from a resident Indian to a person resident outside India or vice-versa, will be subject to the pricing guidelines and reporting requirements prescribed under the FEMA Rules, 2019.

In the case of transfer of equity instruments (including shares) from a person resident in India to a person resident outside India, price of such equity instruments transferred shall not be less than:

a)	the price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)	the price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2009.

c)	in case of an unlisted Indian Company, the valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a SEBI registered Merchant Banker or a practicing Cost Accountant.

In the case of transfer of equity instruments (including shares) by a person resident outside India to a person resident in India, the price of equity instruments (including shares) transferred shall not exceed:

a)	The price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)	The price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2009. The price is determined for such duration as specified in the SEBI guidelines, preceding the relevant date, which shall be the date of purchase or sale of shares;

c)	The valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a Securities and Exchange Board of India registered Merchant Banker or a practicing Cost Accountant, in case of an unlisted Indian Company.

The principal intent of the government is that the person resident outside India is not guaranteed any assured exit price at the time of making such investment/ agreement and shall exit at the price prevailing at the time of exit. The above pricing guidelines are also applicable for issue of shares/preference shares against payment of lump sum technical know-how fee/royalty due for payment/repayment or conversion of external commercial borrowings in convertible foreign currency into equity shares/fully compulsorily and mandatorily convertible preference shares or capitalization of pre incorporation expenses/import payables (with prior approval of Government).

Filing Requirements: Any transfer of shares of Indian entity from a person resident outside India to a person resident in India or vice-versa will also require the filing of form FC-TRS (Foreign Currency — Transfer of Shares) with the RBI within 60 days of transfer of equity instruments or receipt/remittance of funds, whichever is earlier.

In the case of buy-back of shares pursuant to a scheme of merger /de-merger/ amalgamation of Indian companies approved by National Company Law Tribunal, the filing of form FC-TRS is mandatory by Indian companies.

Reporting under Single Master Form

RBI has issued guidelines on ‘Foreign Investment in India — Reporting in Single Master Form’ vide A.P (DIR Series) Circular No. 30 dated June 07, 2018 to integrate the extant reporting structures of various types of foreign investment in India in a Single Master Form (“SMF”), which is required to be filed online. With effect from September 1, 2018, the reporting requirements for foreign investment in India, irrespective of the instrument through which foreign investment is made, has been integrated into a SMF. SMF subsumes filing of form FC-GPR, FC-TRS, Form ESOP, Form DRR, Form DI and other forms into one single form.

Filing of Foreign Liabilities and Assets Annual Return

An Indian Company which has received FDI in the previous year including the current year, should submit Foreign Liabilities and Assets Annual Return in form FLA to RBI on or before the 15th day of July of each year. Year for this purpose shall be reckoned as April to March.

Repatriation of Dividend

Dividends declared by Indian companies are freely repatriable without any restrictions (net after Tax deduction at source or Dividend Distribution Tax, if any, as the case may be). The repatriation is governed by the provisions of the Foreign Exchange Management Act (Current Account Transactions) Rules, 2000.

Repatriation of Interest

Interest on fully, mandatorily and compulsorily convertible debentures is also freely repatriable without any restrictions (net of applicable taxes). The repatriation is governed by the provisions of the FEMA (Current Account Transactions) Rules, 2000.

Regulations relating to Overseas Investment under FEMA

Investment in Joint Venture or Wholly Owned Subsidiary

RBI has issued the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2004 (“ODI Regulations”) pursuant to the provisions of FEMA to govern the investment in a foreign entity by an Indian party, including an Indian company. The foreign entities in which such overseas investment is made are referred to as joint venture (“JV”) or wholly owned subsidiary. An Indian company is allowed to make overseas investment in JV or WOS either by way of contribution towards capital or subscription to the memorandum of association of JV or WOS. Further, overseas direct investment is also permitted by way of purchase of existing shares of JV or WOS through market or stock exchange, excluding the portfolio investment.

Like FDI, Indian companies can make overseas investment under automatic route and approval route.

An Indian company may make overseas direct investment in JV or its wholly owned subsidiary up to 400% of its net worth (as per its last audited balance sheet) without any prior regulatory approval. However, if this limit is breached, then prior approval from RBI is required.

The eligible ceiling limit under prior approval of RBI is also required if financial commitment by an Indian party becomes equal or exceeds US$1 billion in a financial year (April to March), even when the total financial commitment of an Indian party is within the eligible limit of automatic route. Further, an Indian party is eligible to extend loan/guarantee as a part of financial commitment only to JV or WOS in which it has equity participation. However, if an Indian party wants to extend loan/ guarantee as a part of financial commitment without equity contribution in JV or WOS, it may apply to RBI under the approval route. It may be note that term ‘financial commitment’ as used in above paragraphs means amount of direct investment by way of contribution to equity, loan and 100% of the amount of guarantees and 50% of the performance guarantees issued by an Indian party to or on behalf of its JV or WOS.

Reporting of Overseas Investment

An Indian company undertaking FC should approach an authorized dealer category — I bank (“AD Bank”) with an application in Form ODI (Master Document on Reporting) and prescribed enclosures / documents in Form ODI for effecting FC, such as, certified copy of the board resolution, statutory auditors certificate and valuation report, along with Form A2. Additionally, all transactions relating to a JV / WOS should be routed through one branch of an AD Bank to be designated by the Indian Party.

Pricing of Overseas Investment

While subscribing any shares by an India company in JV or WOS, it is relevant to consider that if such financial commitment is more than US$5 million, valuation of the shares should be made by a Category I Merchant Banker registered with SEBI or an Investment Banker / Merchant Banker outside India registered with the appropriate regulatory authority in the foreign country. In all other cases the valuation should be carried out by a Chartered Accountant or a Certified Public Accountant.

Regulatory compliances under Companies Act, 2013

The Companies Act, 2013 (“Companies Act, 2013”) is a principal law regulating the rights and duties of a company incorporated in India. Do Mobile being an Indian company is under an obligation to undertake several compliances mentioned under the Companies Act.

Board of Directors

A private limited company is required to have minimum 2 directors and maximum 15 directors on its board of directors (“Board”). However, a private limited company may appoint more than 15 directors after passing a special resolution by its members in general meeting. Further, in terms of the Companies Act it is mandatory to have at least one director who stays in India for a total period of not less than 182 days during a financial year (April to March).

Dividends

As per the Companies Act, a company may if authorized by its articles of association (“Articles”), pay dividends in proportion to the amount paid-up on each share. A company in its general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Board of a company. The shareholders do not have any power to declare any dividend, however, the same shall be approved by the shareholders in the annual general meeting of the company. Similarly, under the Companies Act, the dividend shall be declared or paid only out of profits of the company of that year after providing depreciation or out of the profits of the company for any previous financial year or years after providing for depreciation remaining undistributed, or out of both. Dividends are generally declared as a percentage of the par value of a company’s equity shares.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act permits a company to distribute an amount transferred from the reserve or surplus in the company’s profit and loss account to its shareholders in the form of fully paid-up bonus shares. The Companies Act permits issue of bonus shares when authorized by its Articles and shall not be issued in lieu of dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of the company which has been authorized in annual general meeting.

Pre-emptive Rights and Issue of Additional Shares

The Companies Act gives equity shareholders a right to subscribe for new shares in proportion to their respective existing shareholdings, unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date through “letter of offer”. The Companies Act permits any other person authorized by special resolution passed in a general meeting of the shareholders to subscribe new share of the company either for cash or consideration and company shall comply with the provisions of private placement for such issue to other person.

Meetings of Shareholders

A company must convene an annual general meeting of its shareholders each year within 15 months from the previous annual general meeting or within 6 months of the end of the previous fiscal year, whichever is earlier. In certain circumstances a 3 months extension may be granted by the Registrar of Companies to hold the annual general meeting. In addition, the board may convene an extraordinary general meeting of shareholders when necessary or at the request of a shareholder or shareholders holding at least 10% of the paid up capital carrying voting rights. Written notice setting out the agenda of any meeting must be given at least 21 days prior to the date of the general meeting to the shareholders of record, excluding the days of mailing and date of the meeting.

Register of Shareholders; Record Dates; Transfer of Shares

A company is required to maintain a register of shareholders either in physical form or held in electronic form. For the purpose of determining the shares entitled to annual dividends, the register is closed for a specified period prior to the annual general meeting. The date on which this period begins is the record date.

Audit and Annual Report

Under the Companies Act, a company must file its annual report with the Registrar of Companies within 30 days from the date of the annual general meeting. At least 21 days before the annual general meeting of shareholders, a company must distribute a detailed version of the company’s audited balance sheet and profit and loss account and the reports of the board of directors and the auditors thereon. A company must also file an annual return containing a list of the company’s shareholders and other company information, within 60 days of the conclusion of the annual general meeting.

Compliances on Employment or Labor Laws

In India, labor laws are considered as social-welfare legislation to govern the conditions of employment, with an aim to provide social security and to safeguard interests of both the employer and the employees. Labor law defines the rights and obligations as workers/employees and employers with respect to the workplace health and safety, employment standards including adequate wages, and limited hours of work.

An Indian company is governed by several labor laws, pursuant to which it has to mandatorily provide the employment benefits to its employees which include equal remuneration, gratuity, bonus, pension, provident funds (social security), employees’ insurance, maternity benefits and all other benefits to which an Indian company is mandatorily required to comply with.

Besides that, an Indian company must comply with the filing of periodical filings requirements and maintenance of registers under different labor statutes. The Shops and Establishment Act, Payment of Gratuity Act, 1972, Maternity Benefit Act, 1961 and Employees’ State Insurance Act, 1948 are some of the important labor laws which are applicable to an Indian company. Moreover, an Indian company is under an obligation to get the registration done under the Shops and Establishment Act and any other statute which obliges an Indian company to get itself registered mandatorily. An Indian company has exposure to various sanctions, fines, and penalties under the relevant laws upon non-compliance or violations of the provisions.

There are numerous Central and State labor legislations in India. The important ones and those relevant in relation to Do Mobile are described herein below:

1.	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPF Act”): The EPF Act provides for the institution of provident funds, pension funds, and deposit linked insurance funds for employees. It applies to all factories and establishments employing 20 or more persons or class of persons. An establishment to which the EPF Act applies shall continue to be governed by the EPF Act, notwithstanding that the number of persons employed therein at any time falls below 20. Once an establishment gets covered under the EPF Act, branches of such establishment situated at any other place shall also be treated as parts of the same establishment. Employees drawing wages exceeding Rs. 15,000/- per month are excluded from the provisions of the EPF Act.

2.	Employees’ State Insurance Act, 1948 (“ESI Act”): The ESI Act is a social welfare legislation enacted with the objective of providing certain benefits to employees in case of sickness, maternity and employment injury. It is applicable to all factories and establishment employing 10 or more persons with respect to the employees, including casual, temporary or contract employees drawing wages less than Rs. 21,000/- per month. The existing total employee state insurance contribution is 4% of wages, where the employer contribution is 3.25% and employees’ contribution is 0.75% of wages.

3.	Payment of Gratuity Act, 1972 (“Gratuity Act”): Under the Gratuity Act, employee needs to provide continuous service of 5 years to be eligible to receive gratuity. Gratuity becomes payable to an employee on retirement, resignation or termination of employment due to death/disablement on account of accident/disease. Condition of providing minimum 5 years of continuous service is not applicable in case of death/disablement. The Gratuity Act is applicable to every establishment in which 10 or more persons are employed or were employed on any day of the preceding 12 months. The gratuity is payable at the rate of 15 days wages based on the wages last drawn, for every year of completed service or part thereof in excess of 6 months, subject to an aggregate amount of Rs. 20,00,000/-. However, if an employee has the right to receive higher gratuity under a contract or under an award, then the employee is entitled to get higher gratuity.

4.	The Shops and Commercial Establishments Act (“Shops Act”): The Shops Act of the respective States in India generally contain provisions relating to registration of an establishment, working hours, overtime, leave, notice pay, working conditions for women employees, etc. Certain industries like IT and IT-enabled services have been given relaxations by various State Governments in respect of the observance of certain provisions of their respective Shops Act.

5.	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (“POSH Act”): The POSH Act was enacted by the Indian Parliament to provide protection against sexual harassment of women at workplace and prevention and redressal of complaints of sexual harassment and for matters connected therewith. The POSH Act makes it mandatory for every organisation to frame an anti-sexual harassment policy. Further an organisation having 10 or more employees is required to constitute an Internal Complaints Committee to entertain complaints that may be made by an aggrieved woman.

Applicability of Social Security Schemes i.e. Employees Provident Fund and Employees Pension Scheme to Expatriates working in India

The Government of India (Ministry of Labor and Employment) has extended the applicability of the Employees’ Provident Fund Scheme (EPFS) and the Employees’ Pension Scheme (EPS), notified under the EPF Act, to international workers through its notification Nos. G.S.R. 705(E) and 706(E), both dated October 01, 2008.

“International Worker” means:

a)	an Indian employee having worked or going to work in a foreign country with which India has entered into a social security agreement and being eligible to avail the benefits under a social security programme of that country, by virtue of the eligibility gained or going to gain, under the said agreement; or

b)	an employee other than an Indian employee, holding other than an Indian passport, working for an establishment in India to which the Act applies.

The aforesaid notifications further define the term “excluded employee” with reference to an international worker to mean “an international worker, who is contributing to a social security program of his/her country of origin, either as a citizen or resident, with whom India has entered into a social security agreement on a reciprocity basis and enjoying the status of a detached worker for the period and terms, as specified in such an agreement”.

Pursuant to the above notifications, every international worker employed with an establishment in India to whom the EPF Act applies (the EPF Act applies to an establishment employing 20 or more employees) would be required to become a member of the Employees Provident Fund, unless he/she qualifies as an excluded employee. International workers working in India with an establishment to which the EPF Act applies are required to contribute 12% of their salary (which includes basic pay, dearness allowance, retaining allowance and cash value of food concessions) under the EPF Act. However, in case the expatriates are from such countries with which India has entered into Social Security Agreements and are making contributions towards social security in their home countries, such expatriates would not be required to make contribution under the EPF Act. An International Worker may withdraw the full amount of accumulations in the fund on retirement from services at any time after the attainment of 58 years or on retirement on account of permanent or total incapacity to work due to bodily or mental infirmity.

New Labour Law Codes in India

Since many of the Indian labour laws are overlapping and archaic in nature, the Indian government has amalgamated twenty-nine existing labour laws into four codes, namely, the Code on Wages, 2019, the Industrial Relations Code, 2020, the Occupational Safety, Health and Working Conditions Code, 2020 and the Code of Social Security, 2020 (collectively referred to as the “Codes”). These four Codes together consolidate laws relating to: (i) wages; (ii) industrial relations; (iii) safety, working conditions and welfare and (iv) social security. The Code on Wages, 2019 already received Presidential assent on August 8, 2019 and the rest of the three Codes, i.e., the Industrial Relations Code, 2020; the Occupational Safety, Health and Working Conditions Code, 2020 and the Code of Social Security, 2020, received Presidential assent on September 28, 2020. The four Codes post receiving Presidential assent have also been published in the Official Gazette of India, they will however, be brought into force only once the appointed date for their implementation is notified by the Central Government. Accordingly, till date the earlier labour laws are in force and governing conditions of employment in India.

Regulations related to Consumer Protection

With changing times, the economic and business environment of India also went through a change. India has now become a global trading partner with the world. This indeed exposed customers not only to new products but also new problems. The increase in usage of mobile handsets in India required protecting the interests of the consumers against deficiency in services and harassment by way of unfair trade practices and poor quality products. The Consumer Protection Act, 1986 (“CPA 1986”) was the law of the Parliament of India which addresses the aforementioned concerns of the consumers in India. This statute also casts obligation on the traders, service providers and person to provide customer satisfaction through guarantee of quality, function, usage and after sales-services. The Indian Government recently on July 20, 2020 introduced the Consumer Protection Act, 2019 (“CPA 2019”) replacing the erstwhile CPA 1986. Accordingly, CPA 2019 will now overhaul the administration and settlement of consumer disputes in India in place of CPA 1986. CPA 2019 now specifically provides for prevention of unfair trade practice by e-commerce platforms and for the same Consumer Protection (E-Commerce) Rules, 2020 are promulgated.

Forums for Redressal under CPA 2019

With the aim to redress the consumer disputes, CPA 2019 provides for establishment of different consumer commissions i.e. District Consumer Disputes Redressal Commission, State Consumer Disputes Redressal Commission and National Consumer Disputes Redressal Commission. CPA 2019 lays down the pecuniary jurisdiction in relation to each of the aforesaid commissions for the purpose of entertaining the dispute arose in relation of value of particular goods or service. Accordingly, in case the consumer finds deficiency in goods or services, then he can file a complaint against the person before appropriate commission having pecuniary jurisdiction to entertain the dispute for such deficiency. In addition to the aforesaid redressal commissions, CPA 2019 provides for an establishment of the Central Consumer Protection Authority which is, inter alia, empowered to conduct investigations into violations of consumer rights, institute complaints and order discontinuance of unfair trade practices to promote, protect and enforce the rights of consumers.

Regulations governing the Intellectual Property Rights

Intellectual Property Right (“IPR”) is a legal right governing the use of creations of the human mind. In India, there are several legislations which protects different IPRs, like trademark, patent, copyright, and domain name.

Trademark under Trade Marks Act, 1999

With the globalization of trade, brand names, trade names and marks have attained an immense value that require uniform minimum standards of protection and efficient procedures. India being a member nation to World Trade Organization has ratified the Agreement on Trade-Related Aspects of Intellectual Property Rights along with other member nations of WTO. In view of the same, India has amended and repealed its old Indian Trade and Merchandise Marks Act, 1958 and enacted new Trade Marks Act, 1999 (“TM Act”), to align with the international systems and practices.

The TM Act envisages the recognition and protection of the well-known trademark. The TM Act also provides for registration of trademarks, duration, removal, renewal and revocation of the trade mark. The Indian judiciary has been proactive in the protection of trademarks, and it has extended the protection to domain names under the TM Act. The trademark is initially registered for a period of 10 years, which is calculated from the date of filing of the application and in case of convention application from the date of priority.

Further, the registration of the trademark may be renewed for a period of 10 years from the date of expiration of the original registration or of the last renewal of registration. Such renewal application should be made at least 6 months prior to expiry of registration of the trademark. However, if such renewal application not is made within the said period, it can be filed within 6 months after the expiry of registration or the renewal as the case may be along with a late filing fee. Additionally, if such late filing fee is not paid, upon expiry of one year from the date of expiry of registration or the renewal as the case may be, such trademark will automatically be removed from the register of trademarks of concerned authority.

Regulations governing Import and Export of Goods

In India, the import and export of goods is governed by the Foreign Trade (Development & Regulation) Act, 1992 and India’s Export Import (EXIM) Policy. India’s Directorate General of Foreign Trade (“DGFT”) is the nodal authority to regulate all matters related to EXIM Policy. Importers are required to register with DGFT to obtain an Importer Exporter Code Number (“IE Code”) for undertaking import activities. Moreover, an exporter is not allowed to take benefits of exports from DGFT without having IE Code. After an IEC has been obtained, the source of items for import must be identified and declared by an importer.

The Indian Trade Classification — Harmonized System (ITC-HS) allows for the free import of most goods without a special import license. Majority of import items fall within the scope of India’s EXIM Policy regulation of Open General License (OGL) which means that they are deemed to be freely importable without restrictions and without a license, except to the extent that they are regulated by the provisions of the EXIM Policy or any other law. Imports of items not covered by OGL are regulated.

4C. Organizational Structure

The following chart reflects our organizational structure as of the date of this report. For descriptions of our subsidiaries and variable interest entity, please see “4A. History and Development of the Company.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. We do not currently own any real estate or land use rights. For descriptions of our leased properties, please see “Item 4B. Business Overview – Facilities.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not Applicable

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this annual report. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in such forward-looking statements due to a number of factors, including those set forth in “Risk Factors” and elsewhere in this report. Our consolidated financial statements are prepared in conformity with U.S. GAAP.

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into three major categories: Feature phone, Smartphone and Mobile phone accessories. Most of our products are produced due to OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the years ended March 31, 2019, 2020 and 2021.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2019		2020		2021
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	204,034	85.7	175,215	90.7	195,995	29,826	79.4
In-house brand	34,062	14.3	17,873	9.3	6,157	937	2.5
Face mask	-	-	-	-	44,747	6,809	18.1
Total	238,096	100	193,088	100	246,899	37,572	100

The following table sets forth our revenues by product lines and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2019		2020		2021
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	175,432	73.7	173,190	89.7	144,032	21,918	58.4
Smart phone	57,056	24.0	19,228	10.0	56,885	8,657	23.0
Face mask	-	-	-	-	44,747	6,809	18.1
Others	5,608	2.3	670	0.3	1,235	188	0.5
Total	238,096	100	193,088	100	246,899	37,572	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the years indicated:

	Year ended March 31,
	2019		2020		2021
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
PRC	86,754	36.4	83,124	43	112,400	17,105	45.5
Hong Kong	69,839	29.3	51,885	26.9	30,030	4,570	12.2
India	34,063	14.3	17,873	9.3	6,157	937	2.5
Africa	4,538	1.9	18,003	9.3	19,536	2,973	7.9
The United States	36,349	15.3	19,904	10.3	17,277	2,629	7
South America	4,065	1.7	-	-	45,743	6,961	18.5
Others	2,488	1.1	2,299	1.2	15,756	2,397	6.4
Total	238,096	100	193,088	100	246,899	37,572	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss (income) for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)		(in thousands)
Revenues	238,096	193,088	246,899	37,572
Costs of sales	213,098	173,735	228,732	34,808
Gross profit	24,998	19,353	18,167	2,764
Operating expenses	34,970	39,062	32,697	4,976
Interest expenses	1,479	1,745	2,461	375
Loss before income taxes	(11,451)	(21,454)	(16,991)	(2,587)
Income tax expenses (benefits)	498	247	(364)	(55)
Net loss	(11,949)	(21,701)	(16,627)	(2,532)

●	We incurred net loss of RMB21.7 million and RMB16.6 million (US$2.5 million) for the years ended March 31, 2020 and 2021, respectively, mainly due to the increase in OEM/ODM sales in China, selling of face masks in the South America, and reduction of operating expenses. We incurred net loss of RMB11.9 million and RMB21.7 million for the years ended March 31, 2019 and 2020, respectively, mainly due to decrease in revenue and increase in operating expense.

●	OEM/ODM revenue increased from RMB175.2 million for the year ended March 31, 2020 to RMB196.0 million (US$29.8 million) for the year ended March 31, 2021, a 12% increase due to the increase of sales of smartphone and feature phone to customers in mainland China and Singapore. OEM/ODM revenue decreased from RMB204.0 million for the year ended March 31, 2019 to RMB175.2 million for the year ended March 31, 2020, a 14% decrease due to the poor market performance and temporary closure of PRC business in February 2020 due to COVID-19.

●	In-house brand products generated RMB17.9 million and RMB6.2 million (US$0.9 million) for the year ended March 31, 2020 and 2021, respectively, a 66% decrease primarily due to the lockdown and restrictions of business activities and worsen situation in India. In-house brand products generated RMB34.1 million and RMB17.9 million for the year ended March 31, 2019 and 2020, respectively, a 48% decrease due to our switch of strategy in India and business suspension due to the lockdown in India.

●	We started online sales in Africa and the United States through ecommerce platform in August 2019, in order to develop our brand influence and further expand the markets in these areas. Rollout of ecommerce platform was temporarily stayed due to the impact of COVID-19 and we plan to re-launch this sales channel at a later date. During August 2019 to March 2021, RMB0.7 million (US$0.1 million) e-commerce sales were recorded.

●	We developed new long-term OEM/ODM customers in China and South East Asia. We received orders of smartphone from these customers which contributed 12.5% of total revenue for the year ended March 31, 2021.

●	Operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other (income) expense. The decrease in operating expense for the year ended March 31, 2021 was mainly due to the decrease in selling expenses and R&D expenses.

●	Exchange rate between RMB and US$ considerably affected our financial results as more than 50% of our products were sold to customers outside of mainland China, and the exchange rate between the Indian Rupee and US Dollar considerably affected our financial results as our subsidiaries, Do Mobile, operated in India. We incurred RMB4.5 million exchange gain for the year ended March 31, 2019, RMB0.3 million exchange losses for the year ended March 31, 2020 and RMB3.7 million (US$0.6 million) exchange loss for year ended March 31, 2021 mainly due to fluctuations of exchange rates of RMB against US$.

●	We provided impairment reserve of RMB3.3 million on obsolete inventory in the year ended March 31, 2019. We wrote off impairment reserve of RMB0.5 million for the obsolete inventories disposed 2020 and provided impairment reserve of RMB7.6 million (US$1.2 million) on obsolete inventory for the years ended March 31, 2021. We also provided allowances of RMB0.1 million, RMB1.2 million and reversed allowances of RMB0.8 million (US$0.1 million) on doubtful receivables for the years ended March 31, 2019, 2020 and 2021, respectively.

Comparison of the year ended March 31, 2021 and 2020

Revenue

Revenue for the year ended March 31, 2021 was RMB246.9 million (US$37.6 million), an increase of RMB53.8 million, or 28%, from RMB193.1 million for the year ended March 31, 2020. The increase was attributable to the increase in OEM/ODM sales of RMB20.8 million and sales of face masks of RMB44.8 million, partially offset by the decrease of in-house brand sales of RMB11.8 million.

Cost of sales

Cost of sales for the year ended March 31, 2021 was RMB228.7 million (US$34.8 million), an increase of RMB55.0 million, or 31.7%, from RMB173.7 million for the year ended March 31, 2020. The increase was mainly due to the increase in material costs and sales quantity.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We wrote off impairment reserve of RMB0.5 million for the obsolete inventories disposed in the year ended March 31, 2020. We provided impairment reserve on obsolete inventory of RMB7.6 million (US$1.2 million), which are recorded in cost of sales for year ended March 31, 2021.

Gross profit

Gross profit for the year ended March 31, 2021 was RMB18.2 million (US$2.8 million), representing a decrease of RMB1.2 million, or 6.1%, from the gross profit of RMB19.4 million for the same period of 2020 as a result of factors mentioned above.

Overall gross profit margin for the year ended March 31, 2021 was 7.4%, or 2.6 percentage points lower, as compared to gross profit margin of 10.0% for the year ended March 31, 2020. The decrease was mainly attributable to the increasing purchase prices of raw materials resulted from global shortage of key components, including chips and screens, in the year ended March 31, 2021.

Operating expenses

	Year ended March 31,	Year ended March 31,
	2020	2021
	RMB	RMB	US$
	(in thousands)	(in thousands)
Selling expenses	9,510	4,127	628
General and administrative expenses(1)	18,791	18,502	2,815
R&D related expenses(1)	10,754	7,193	1,095
Other (income) expenses, net	7	2,875	438
Total	39,062	32,697	4,976

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other (income) expenses. Operating expenses decreased by RMB6.4 million, or 16.3%, from RMB39.1 million for the year ended March 31, 2020 to RMB32.7 million (US$5.0 million) for the year ended March 31, 2021. The decrease in our operating expenses was mainly due to decrease in selling expenses and R&D expenses

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expense was mainly due to i) cost saving in travelling and entertainment expenses and ii) reduction in overhead costs in India.

General and administrative expenses consist of salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies and etc. The decrease is mainly due to reduction in manpower cost in India as the result of the COVID-19 related suspension of business.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The decrease in R&D expenses was mainly due to decrease in overhead costs (e.g. Salaries, travelling, entertainment etc.) for R&D activities. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses (income), net year ended March 31, 2021 was net expense of RMB2.9 million (US$0.4 million), as compared to net expense of RMB0.0 million for the same period of 2020. The increase in expenses was mainly attributed to the increase in exchange loss due to depreciation of U.S. Dollar against RMB and recognized impairment losses on equity method investment, partially offset by the reversal of provision on doubtful receivables.

Income tax expenses (benefits)

For the year ended March 31, 2021, an income tax credit of about RMB0.4 million (US$0.06 million) was recorded as compared to income tax provision of RMB0.2 million for the year ended March 31, 2020.

Net loss

As a result of the above, net loss was RMB16.6 million (US$2.5 million) for the year ended March 31, 2021, representing a decrease in loss of RMB5.1 million, or 23.4% from a net loss of RMB21.7 million for the year ended March 31, 2020.

Comparison of the years ended March 31, 2020 and 2019

Revenue

Revenue for the year ended March 31, 2020 was RMB193.1 million, a decrease of RMB45.0 million, or 18.9%, from RMB238.1 million for the year ended March 31, 2019. The decrease was attributable to the continued trend of reduction of OEM/ODM orders from our major customers, decreasing sales of in-house brand products, and the impact of COVID-19 on our business activities in the PRC and India.

Cost of sales

Cost of sales for the year ended March 31, 2020 was RMB173.7 million, a decrease of RMB39.4 million, or 18.5%, from RMB213.1 million for the year ended March 31, 2019. The decrease was attributable by the decrease in sales volume.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import mother boards from overseas and purchase screens, camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We wrote off impairment reserve of RMB0.5 million for the obsolete inventories disposed in the year ended March 31, 2020. During the year ended March 31, 2019, we provided reserve of RMB3.3 million for obsolete inventories.

Gross profit

Gross profit for the year ended March 31, 2020 was RMB19.4 million, representing a decrease of RMB5.6 million, or 22.6%, from the gross profit of RMB25.0 million for the year ended March 31, 2019, primarily as a result of factors mentioned above.

Overall gross profit margin for the year ended March 31, 2020 was 10.0%, or 0.5 percentage points lower, as compared to gross profit margin of 10.5% for the year ended March 31, 2019. The decrease was mainly attributable to increase cost of raw materials in the period from September 2019 to December 2019 and in March 2020, partially offset by higher margin from high-end feature phones in the year ended March 31, 2020.

Operating expenses

	Year ended March 31,
	2019	2020
	RMB	RMB
	(in thousands)
Selling expenses	14,447	9,510
General and administrative expenses(1)	16,926	18,791
R&D related expenses(1)	10,508	10,754
Other income, net	(6,911)	7
Total	34,970	39,062

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive loss.

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other (income) expenses. Operating expenses increased by RMB4.1 million, or 11.7%, from RMB35.0 million for the year ended March 31, 2019 to RMB39.1 million for the year ended March 31, 2020. The increase in our operating expenses was due to change in the net other (income) expenses, general and administrative expenses and R&D related expenses, partially offset by decrease in selling expenses.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expense was mainly due to (i) reduction in staff costs in India due to the decline in sales and the lockdown in India (ii) decrease in shipping expenses, which is in line with the decrease in overseas sales and (iii) savings in travelling and entertainment expenses.

General and administrative expenses consist of salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, and office supplies, among others. The increase is mainly due to an increase in professional service fees, including accounting and legal fees, partially offset by the reduction in manpower cost in India due to the COVID-19 related suspension of business.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. R&D related expenses are included in general and administrative expenses in the income statement.

Other (income) expenses, net for the year ended March 31, 2020 was net expense of RMB0.0 million, as compared to net income of RMB6.9 million for the year ended March 31, 2019. The change in other (income) expenses, net was mainly attributed to (i) the net exchange loss of RMB0.3 million for the year ended March 31, 2020 compared to net exchange gain of RMB4.5 million for the year ended March 31, 2019 as a result of depreciation of RMB and India Rupee against U.S. Dollar and (ii) allowances of RMB1.2 million on doubtful receivables for the year ended March 31, 2020 compared to the RMB0.15 million provided for the year ended March 31, 2019.

Income tax expenses

For the year ended March 31, 2020, an income tax provision of about RMB0.2 million was recorded as compared to RMB0.5 million for the year ended March 31, 2019. For the year ended March 31, 2020, the income tax expense was mainly attributed to under provision of income taxes of UTime GZ in prior year. No subsidiary had taxable profits during the year ended March 31, 2020.

Net loss

As a result of the above, net loss was RMB21.7 million for the year ended March 31, 2020, representing an increase of RMB9.8 million, or 81.6% from a net loss of RMB11.9 million for the year ended March 31, 2019.

5B. Liquidity and Capital Resources

As of March 31, 2021 the Company had current assets of RMB133.8 million (US$20.4 million) and current liabilities of RMB148.1 million (US$22.5 million), resulting in a working capital deficit of approximately RMB14.3 million (US$2.1 million). As of March 31, 2020 the Company had current assets of RMB116.8 million and current liabilities of RMB120.8 million, resulting in a working capital deficit of approximately RMB4.0 million.

On April 8, 2021, the Company received net proceeds of $13.8 million, after deducting the underwriting discounts and commissions for the IPO from its issuance and sale of 3,750,000 ordinary shares, which has alleviated the substantial doubt about the Company’s ability to continue as a going concern. For year ended March 31, 2021, we incurred a net loss of RMB16.6 million (US$2.5 million). Our net cash outflow was RMB2.5 million (US$0.4 million) from operations, a decrease of outflow of RMB14.6 million compared to the net cash outflow of RMB17.1 million for the year ended March 31, 2020 as a result of increased revenue and better customer credit control. We continue to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements.

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,		Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)		(in thousands)
Net cash provided by (used) in operating activities	2,185	(17,124)	(2,521)	(385)
Net cash used in investing activity	(7,638)	(2,269)	(2,201)	(335)
Net cash provided by financing activities	6,230	12,850	14,000	2,131
Effect of exchange rate changes on cash and cash equivalents	(24)	(311)	(855)	(129)
Net increase (decrease) in cash and cash equivalents and restricted cash	753	(6,854)	8,423	1,282

We had cash, cash equivalent and restricted cash of approximate RMB1.1 million and RMB9.5 million (US$1.4 million) as of March 31, 2020 and 2021, respectively.

Operating activities

Net cash used in operating activities was RMB2.5 million (US$0.4 million) for the year ended March 31, 2021 as compared with RMB17.1 million used for the same period of 2020. Net loss for the year ended March 31, 2021 was RMB16.6 million (US$2.5 million) compared to net loss of RMB21.7 million for the same period of 2020. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2021. Major changes are i) decrease of accounts receivable in the amount of RMB21.5 million (US$3.3 million, an increase to cash), ii) decrease of accounts payable in the amount of RMB9.9 million (US$1.5 million, a decrease to cash), iii) increase of 10.9 million (US$1.7 million, a decrease to cash) in the ending inventory balance as of March 31, 2021, iv) increase of 26.2 million (US$4.0 million) in prepayment and other current assets (a decrease to net cash) v) increase of RMB28.0 million (US$4.3 million) in other payables and accrued liabilities (an increase to net cash), and vi) increase of RMB0.5 million (US$0.1 million) in net amount of related parties (an increase to net cash) year ended March 31, 2021. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB4.0 million (US$0.6 million), impairment provision of RMB7.6 million (US$1.2 million) for obsolete inventory and reversal of provision of RMB0.8 million (US$0.1 million) on doubtful receivables.

Investing activities

Net cash used in investing activities for year ended March 31, 2021 was RMB2.2 million (US$0.3 million) as compared to net cash used in investing activities of RMB2.3 million for the same period of 2020. Cash used in the year ended March 31, 2021 were mainly for payments of licensed software.

Financing activities

Net cash provided by financing activities for the year ended March 31, 2021 was RMB14.0 million (US$2.1 million) as compared to RMB12.9 million for the year ended March 31, 2020. The cash inflow was mainly attributable to loans from bank and financial institutions.

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2.0 million for a term of 3 years, which is payable at monthly installment of RMB0.04 million from August 21, 2018 to August 8, 2021, with a balloon payment of the remaining balance in the last installment. The loan was pledged by 30% of equity interests of UTime SZ owned by Mr. Bao and is also guaranteed by Mr. Bao. On March 19, 2019, the pledged equity interests of UTime SZ was released and replaced by deposit of RMB0.5 million as restricted cash with the bank to secure the loan. RMB0.32 million, RMB0.5 million and RMB0.5 million (US$0.08 million) were repaid by UTime SZ during year ended March 31, 2019, 2020 and 2021, respectively. As of March 31, 2020 and 2021, the balance of the loan are RMB1.2 million and RMB0.7 million (US$0.1 million), respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.5 million and RMB0.7 million (US$0.1 million) as of March 31, 2020 and 2021, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB0.7 million and RMB nil are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2020 and 2021, respectively.

On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6.0 million for a term of 3 years, which is payable at monthly installment of RMB0.06 million from September 21, 2019 to August 20, 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. RMB0.4 and RMB0.7 million (US$0.1 million) were repaid by UTime SZ during year ended March 2020 and 2021, respectively. As of March 31, 2020 and 2021, the balance for this loan is RMB5.6 million and RMB4.9 million (US$0.7 million), respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.7 million and RMB4.9 million (US$0.7 million) as of March 31, 2020 and 2021, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB4.9 million and RMB nil are presented as non-current liabilities in the condensed consolidated balance sheet as of March 31, 2020 and 2021, respectively.

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2.0 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million and the monthly interest from July 16, 2021 to July 16, 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of the date of this report, the balance for this loan is RMB1.98 million (US$0.3 million).

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7.0 million (US$1.1 million) for a term of 3 years, according to which the interest is payable on a monthly basis in the first twelve months of the loan term and the balance is payable at monthly installment of RMB 0.07 million together with the monthly interest from the thirteenth month of the loan term  to July 16, 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of the date of this report the balance for this loan is RMB7.0 million (US$1.1 million).

On April 23, 2019, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15.0 million (US$2.3 million) as working capital for one year at an annual effective interest rate of 5.8%. The loan is secured by the office real estate owned by UTime SZ and accounts receivable equal to RMB22.5 million (US$3.4 million) owned by UTime SZ. The loan is also guaranteed by Mr. Bao and his spouse. The loan was repaid on May 9, 2020.

On May 8, 2020, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15,000 (US$2.3 million) as working capital for one year at an annual effective interest rate of 5.40%. The loan is secured by the office real estate owned by UTime SZ and accounts receivable equal to RMB22,500 (US$3.4 million) owned by UTime SZ. The loan is also guaranteed by Mr. Bao and his spouse. The loan was fully repaid in advance on November 5, 2020.

In July 2020, UTime GZ and TCL Factoring executed a factoring agreement, pursuant to which UTime GZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. In July 2020, UTime GZ obtained a loan under this factoring contract at the amount of RMB1.8 million (US$0.3 million) by factoring the receivables due from Huizhou TCL Mobile Communication Company Limited (“TCL Huizhou”) between January 1, 2020 and July 1, 2021, the annual effective interest rate of which is 8.0%. The loan was repaid in January 2021. TCL Factoring has the right of recourse to UTime GZ, and as a result, these transactions were recognized as secured borrowings. UTime GZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou between January 1, 2020 and July 1, 2021. This credit facility was also guaranteed respectively by Mr. Bao and UTime SZ, each for an amount up to RMB4.0 million (US$0.6 million). UTime GZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. In January 2021, UTime GZ obtained a loan of RMB0.8 million (US$0.1 million).

On November 13, 2020, UTime SZ entered into a credit agreement with China Resources Bank of Zhuhai Co., Ltd., according to which China Resources Bank of Zhuhai Co., Ltd. agreed to provide Utime SZ with a credit facility of up to RMB22.0 million (US$3.4 million) with a two-year team from November 13, 2020 to November 13, 2022. On November 18, 2020, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd. to borrow RMB22.0 million (US$3.3 million) as working capital for one year at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse.

In November 2020, UTime SZ and TCL Factoring executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. During December 2020 to February 2021, UTime SZ obtained loans under the factoring agreement at the total amount of RMB8.0 million (US$1.2 million) by factoring the receivables due from TCL Huizhou between November 17, 2019 and November 17, 2022, the annual effective interest rate of which is 8.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou between November 17, 2019 and November 17, 2022. This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20.0 million (US$3.0 million). UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring.

On July 14, 2021 UTime SZ entered into a working capital loan agreement with Bank of Communications, Shenzhen Branch to borrow RMB10.0 million (US$1.5 million) for an unfixed term. On July 19, 2021, UTime SZ obtained a loan under this working capital loan agreement at the amount of RMB3.0 million (US$0.5 million) which is due on July 6, 2022. The annual effective interest rate of this loan is 4.6% and the balance is payable on July 6, 2022. The loan is guaranteed by Mr. Bao and his spouse. As of the date of this report, the balance for this loan is RMB3 million (US$0.5 million).

Contractual Obligations

In December 2017, UTime SZ signed a property sale contract with Shenzhen Fumeibang Technology Co., Ltd (“Fumeibang”), previously known as “BuTa Entertainment” for selling office real estate in Nanshan District, Shenzhen, China for a cash price of RMB20.1 million (US$3.1 million). BuTa Entertainment agreed to lease the office estate back to the Company for a term of up to 3 years, with an annual rental payment of approximately RMB1.0 million (US$0.15 million). According the lease agreement, the eleven months from February 2018 to December 2018 is free of rental charge.

In September 2019, UTime SZ signed a lease agreement with Fumeibang for a term of one year, with an annual rental payment of approximately RMB1.0 million (US$0.15 million).

On September 1, 2017, the Company entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the factory building located in Xinpu District of Guizhou, China to the Company, for a term of up to 4.5 years, with an annual rental payment of approximately RMB4.2 million (US$0.6 million).

During the year ended March 31, 2020, the Company entered into supplementary agreement with Jietongda and modified the original warehouse lease contract effective since September 1, 2017. Total lease amount reduced from RMB18.9 million (US$2.9 million) to RMB7.5 million (US$1.1 million) for the 4 years and 6 months’ lease period.

On September 1, 2017, the Company entered a lease agreement with Jietongda. Jietongda agreed to lease the equipment for processing mobile phones to the Company, for a term of up to 5 years, with an annual rental payment of approximately RMB0.6 million (US$0.1 million).

The following table sets forth our contractual obligations as of March 31, 2021, which included the lease and loan arrangement described above:

	Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1 – 2 years	2 – 3 years	More than 3 years
Short term borrowings	30,800	30,800	—	—	—
Current portion of long-term borrowings	5,580	5,580	—	—	—
Capital commitment	777	777	—	—	—
Operating lease payments	2,430	2,138	292	—	—
Total	39,587	39,295	292	—	—

5C. Research and Development, Patents and Licenses, etc.

See the discussion under the headings “Research and Development” and “Intellectual Property” in Item 4 above.

5D. Trend Information

The factors that will most significantly affect results of operations will be (i) the industry outlook of cell phone and consumer electronics, (ii) the sustainability of our client source, (iii) the development and penetration of existing market and new market, (iv) the ability of our R&D capacity, and (v) the outbreak of coronavirus. Our revenues will be significantly impacted by the combination of the above factors discussed.

The coronavirus is impacting several areas of the world, including Asia and the United States. Factories in China that produced our products were closed during February 2020 at the mandate of the Chinese government and reopened in March 2020. Our manufacturing facility in Guizhou was allowed to reopen on February 14, 2020 by the local government. This impacts the manufacturing productivity of the factories, and therefore the amount of inventory we receive and can ship to customers. We are doing everything we can to keep customer production running and to keep things as smooth and stable as possible. Furthermore, our customers in China and elsewhere may reduce their future purchases from us if they are not able to complete the manufacture of their products due to the shortage of components from other suppliers. The coronavirus pandemic also created global shortage of key components, such as Integrated Circuit Chip and touch screens, for consumer electronics. Procurement cost of these key components increased considerably. If the shortage continued spreading, it might cause significant delay of orders or further increase of procurement cost. The coronavirus has impacted and likely will continue to impact our sales performance in a negative way, depending on the duration and severity of the coronavirus’ impact on the operations of our vendors and suppliers.

The global consumer electronics, network communication and other products have a shorter update cycle, which has brought huge market demand and is expected to maintain rapid development in the future. However, the shorter product update cycle and increasing market demand also strengthen the competition. Overall, demand of feature phones is decreasing and being replaced by smartphones while smartphones are upgraded faster and demand of them becomes more unstable.

OEM/ODM orders were our principal source of revenue, in the years ended March 31, 2019, 2020 and 2021, which contributed 85.7%, 90.7% and 79.4% to our revenue, respectively. Revenue from TCL Communication Limited accounted for 50.5%, 57.6% and 41.3% of total revenue, respectively during the years ended March 31, 2019, 2020 and 2021. T2 Mobile International Limited contributed 10.4%, 9.6% and 5.6% of total revenue, respectively during the same period. To sustain the customer source may help us secure the OEM/ODM orders. During the year ended March 31, 2021, we developed a few new customers in mainland China and Southeast Asia. Two new OEM/ODM customers contributed 6.3% and 6.2% of total revenue, respectively for the year ended March 31, 2021.

To respond to the rapid change of global cell phone and consumer electronics industry, we decide to implement the in-house brand strategy and develop new markets. Revenue generated from in-house brand products for the years ended March 31, 2019, 2020 and 2021 were RMB34.0 million, RMB17.9 million and RMB6.2 million (US$0.9 million), which account for 14.3%, 9.3% and 2.5% of the total revenue, respectively.

The implementation of our strategy in new markets depends on our R&D capacity in feature phones, smartphones and other consumer electronics considerably. If we had sufficient R&D capacity, we might have the opportunity to penetrate the existing market faster, retain more market shares and be able to develop another replicable market.

Although we intend to grow our in-house brands, it is expected that in the near term, both OEM/ODM orders and sale of our own in-house brand sales will be our principal sources of cash flow over the next two years. Cash flow from the OEM/ODM orders depends on the quantity and the price of the order, whereas cash flow from sale of in-house brand cell phone product depends on the quality of production and the profit obtained by the production. An increase in OEM/ODM orders or sale of in-house brand cell phone products will enable us to expanding our operations with the increasing internally-generated funds and may allow us to obtain equity and debt financing more easily or on better terms, lessening the difficulty of obtaining financing.

A decline in sales (i) will reduce our internally-generated cash flow, which in turn will reduce the available funds for securing clients and developing existing markets, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, and (iii) will affect the activities of R&D which considerably determines our development in new products and new markets.

The outbreak of the coronavirus in China and globally (i) could affect our production utilization and logistics, which could directly affect our timely delivery of our products and collection of cash flow, (ii) if the outbreak of the coronavirus continues to spread worldwide, the entire industry could be negatively affected, leading to a certain extent of shortages in supply that could eventually raise key components price overall. As a consequence, our production cost could increase whereas our profit could decrease.

Other than the foregoing, the management is unaware of any trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

5E. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the changes in financial condition and the results of operations, liquidity or capital resources.

5F. Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period.

We have identified the accounting principles which are most critical to the reported financial status by considering accounting policies that involve the most complex and subjective decisions or assessment.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax, provision for employee benefits, going concern. Actual results could differ from those estimates and judgments.

Receivables

Accounts receivable and other receivables are reflected in our consolidated balance sheets at their estimated collectible amounts. A substantial majority of our accounts receivable are derived from sales to well-known technological clients. We follow the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which we regularly assess our ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. We take into consideration (a) historical bad debts experience, (b) any circumstances of which we are aware of a customer’s or debtor’s inability to meet its fi The implementation of our strategy in new markets depends on our R&D capacity in feature phones, smartphones and other consumer electronics considerably. If we had sufficient R&D capacity, we might have the opportunity to penetrate the existing market faster, retain more market shares and be able to develop another replicable market.

Although we intend to grow our in-house brands, it is expected that in the near term, both OEM/ODM orders and sale of our own in-house brand sales will be our principal sources of cash flow over the next two years. Cash flow from the OEM/ODM orders depends on the quantity and the price of the order, whereas cash flow from sale of in-house brand cell phone product depends on the quality of production and the profit obtained by the production. An increase in OEM/ODM orders or sale of in-house brand cell phone products will enable us to expanding our operations with the increasing internally-generated funds and may allow us to obtain equity and debt financing more easily or on better terms, lessening the difficulty of obtaining financing.

A decline in sales (i) will reduce our internally-generated cash flow, which in turn will reduce the available funds for securing clients and developing existing markets, (ii) will increase the difficulty of obtaining equity and debt financing and worsen the terms on which such financing may be obtained, and (iii) will affect the activities of R&D which considerably determines our development in new products and new markets.

The outbreak of the coronavirus in China and globally (i) could affect our production utilization and logistics, which could directly affect our timely delivery of our products and collection of cash flow, (ii) if the outbreak of the coronavirus continues to spread worldwide, the entire industry could be negatively affected, leading to a certain extent of shortages in supply that could eventually raise key components price overall. As a consequence, our production cost could increase whereas our profit could decrease.

Other than the foregoing, the management is unaware of any trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

Critical Accounting Policies

Management’s discussion and analysis of financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period.

We have identified the accounting principles which are most critical to the reported financial status by considering accounting policies that involve the most complex and subjective decisions or assessment.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant accounting estimates reflected in the consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax, provision for employee benefits, going concern. Actual results could differ from those estimates and judgments.

Receivables

Accounts receivable and other receivables are reflected in our consolidated balance sheets at their estimated collectible amounts. A substantial majority of our accounts receivable are derived from sales to well-known technological clients. We follow the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which we regularly assess our ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. We take into consideration (a) historical bad debts experience, (b) any circumstances of which we are aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in our customer or debtor payment history, and (d) our judgments as to prevailing economic conditions in the industry and the impact of those conditions on our customers and debtors. If circumstances change, such that the financial conditions of our customers or debtors are adversely affected and they are unable to meet their financial obligations to us, we may need to record additional allowances, which would result in a reduction of our net income.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

Impairment of long-lived assets

We review the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose.

Revenue recognition

We derive revenue principally from the sale of mobile phones and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration a company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates our revenue through product sales, and shipping terms generally indicate when we have fulfilled our performance obligations and passed control of products to our customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) we do not have the right of payment for the performance completed to date, 2) our work neither create or enhance an assets controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by our performance.

Sales of products for in-house brands

For revenue realized in Indian market, additional term of goods return may apply. Under Do Mobile’s standard contract terms, end users have a right of return for defective devices within 7 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, Do Mobile has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset and a corresponding adjustment to cost of sales. Do Mobile uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method, taking into consideration of the type of products.

Sales of face masks

The Company recognizes revenue from sales of face masks upon transfer of control of its products to the customer, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Delivery of these products occurs at that point of time when the control of the products is transferred to the customer.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes”. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income.

Lease

Prior to the adoption of ASC 842 on April 1, 2019:

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rental expenses incurred by the Company was RMB5.7 million for the year ended March 31, 2019.

The Company has no capital leases for any of the periods presented.

Upon and hereafter the adoption of ASC 842 on April 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and liabilities in the consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

Recent Accounting Pronouncements

We discuss recently adopted and issued accounting standards in Note 2, “SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — Recently issued accounting standards” of the notes to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position
Minfei Bao	48	Chief Executive Officer and Chairman of the Board of Directors
Yihuang Chen	41	Chief Operating Officer
Honggang Cao	40	Chief Manufacturing Officer
Shibin Yu	37	Chief Financial Officer
Min He	34	Director
David Bolocan	56	Independent Director
Lawrence G. Eckles	62	Independent Director
Mo Zou	32	Independent Director

There are no family relationships among our directors and officers. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or member of senior management. The address of each of our directors and executive officers is c/o UTime Limited, 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

Executive Officers and Directors

Minfei Bao, our founder, has served as our Chief Executive Officer since December 2019 and our Chairman of the Board of Directors since October 2018. Mr. Bao has also served as the Chief Executive Officer of UTime SZ since June 2008. From March 2006 to March 2008, Mr. Bao served as the general manager at United Creation Technology Co., Ltd., a mobile phone manufacturer (currently publicly traded on Chinese National Equities Exchange And Quotations Co., Ltd., or NEEQ). From March 1999 to March 2006, Mr. Bao served as Vice President at TCL Communication Technology Holdings Limited, a global mobile terminal manufacturer and internet service provider. From May 1997 to March 1999, Mr. Bao served as a manager in wireless technology application department at UTStarcom Incorporated, a global telecom infrastructure provider (NASDAQ: UTSI). Mr. Bao received a B.A. from the University of Electronic Science and Technology of China (UESTC). We believe Mr. Bao’s extensive experience qualifies him to serve on our board of directors.

Yihuang Chen has served as our Chief Operating Officer since December 2019 and has been the Senior Vice President of Product of UTime SZ since March 2015. From July 2011 to August 2015, Mr. Chen served as a Vice President of Product at Shenzhen Hongyu Technology Co., Ltd, an optical and optoelectronic materials provider. From April 2009 to June 2011, Mr. Chen served as a Vice President at Shenzhen Suopuxunda Technology Co., Ltd, a mobile terminal provider. From July 2008 to March 2009, Mr. Chen served as a Director of Product at Beijing Songliankate Co., Ltd. From July 2003 to June 2008, Mr. Chen served as a Senior Project Manager and Senior Structural Engineer at Amoi Technology Co., Ltd, a mobile terminal manufacturer and service provider (currently publicly traded on Shanghai Stock Exchange). Mr. Chen received a B.A. from the Guilin University of Technology.

Honggang Cao has served as our Chief Manufacturing Officer since December 2019 and has been the Senior Vice President of Manufacture of UTime SZ since December 2010. From December 2009 to 2010, Mr. Cao served as the Head of Quality Control and Procurement Manager at Shenzhen Geli Telecommunication Technology Co., Ltd. From September 2006 to August 2008, Mr. Cao served as the Head of Quality Control at United Creation Technology Co., Ltd, a mobile phone manufacturer (currently publicly traded on NEEQ). From July 2004 to August 2006, Mr. Cao served as a Quality Engineer at TCL Communication Technology Holdings Limited, a global mobile terminal manufacturer and internet service provider. Mr. Cao received a B.A. from the North University of China.

Shibin Yu has served as our Chief Financial Officer since December 2019 and has been the financial manager and controller of UTime SZ since March 2019. From June 2017 to March 2019, Mr. Yu served as a senior associate at BDO Shu Lun Pan Certified Public Accountants LLP. From November 2013 to April 2017, Mr. Yu served as the Taxation Supervisor at Edan Instruments, Inc, a Medical Electronic Equipment manufacturer (currently publicly traded on SZSE: 300326). From February 2012 to September 2013, Mr. Yu served as the Accounting Head at Shenzhen Dazu Photovoltaic Technology Co., Ltd, a photovoltaic equipment provider. Mr. Yu received a B.A. from Dezhou University. Mr. Yu is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

Min He, a director, has served as Chairman at Dongyang Changhe Industry Co., Ltd.. From January 2014 to present. From August 2011 to December 2013, Mr. He served as Chairman at Hengdian Group Zhejiang DMEGC Real Estate Development Co., Ltd.. From December 2010 to July 2011, Mr. He served as Chairman at Kaifeng DMEGC Real Estate Development Co., Ltd. Mr. He received his B.S. from Kingston University, London. We believe Mr. He’s extensive experience qualifies him to serve on our board of directors.

David Bolocan, a director since April 2021, has over 25 years of experience in retail banking and payments, with extensive expertise in deposit product development, pricing, marketing, advertising, distribution, customer segmentation, lifecycle management, and portfolio management. He became the Executive Director for Deposits and Consumer Segments at BBVA USA, a commercial bank with $80 Billion in assets, in August 2018. In this role he is the CEO of a business line with $2 Billion in revenue, and sets the direction for consumer deposit products design, pricing, marketing, fulfillment and servicing. In addition, Mr. Bolocan is responsible for marketing, sales incentives and analytics, engineering prioritization, specialty programs and strategic initiatives for the Retail Line of Business. Prior to BBVA, Mr. Bolocan was a senior managing director and Head of Retail Banking Solutions at Argus Information, which is owned by Verisk, from June 2013 to 2018. In this role Bolocan provided consulting services and managed benchmarking and scoring products for 25 retail banks in the US and Canada. Mr. Bolocan served on the board of Cellular Biomedicine Group, Inc., a NASDAQ listed company from 2012 to 2016, and he was the compensation committee chair and a member of the audit committee. Mr. Bolocan received an MS/MBA from the MIT Sloan School of Management and a BA from Harvard University in Computer Science and Economics. We believe Mr. Bolocan’s extensive experience qualifies him to serve on our board of directors.

Lawrence G. Eckles, a director since April 2021, served in Rate Forecasting & Indirect Budget Management as the Lead of the Spacecraft Overhead Pool, at The Boeing Company Satellite Division (currently publicly traded on NYSE: BA) from July 2010 to September 2016. From 2006 to 2010, Mr. Eckles served as an Overhead Rate Manager & Administrator at The Boeing Company Directed Energy Systems (DES) Division. From 1996 to 2006, Mr. Eckles served as the Lead Overhead focal for Laser and Electro-Optic Systems (L&EOS) Engineering at The Boeing Company Rocketdyne Division. Prior to that, Mr. Eckles served as a Lead Engineering Program Planner on the Expendable Launch Vehicle (ELV) program and the Peacekeeper Missile program at Rockwell International Corporation, formerly North American Rockwell Corporation, one of the country’s leading aerospace contractors, making launch vehicles and spacecraft for the U.S. space program. Mr. Eckles received his B.S. from The Ohio State University (OSU). We believe Mr. Eckles’ extensive experience qualifies him to serve on our board of directors.

Mo Zou, a director since April 2021, served as the Head of Logistics, Marketing Management Department at Chengdu CEC Panda Co., Ltd. from December 2016 to July 2019. From February 2015 to November 2016, Mr. Zou served as Co-Chairman at Convoy Financial Holdings Limited Sichuan Branch (currently publicly traded on HKEx: 1019). From October 2012 to January 2015, Mr. Zou served as manager of Investment Development Head Office, G108 Project manager of Project Bidding Office, manager of Economic Department, The First Research Institute of Head Office at The IT Electronics Eleventh Design & Research Institute Scientific and Technological Engineering Co., Ltd. Mr. Zou received his B.S. from University of Manchester and M.S. from Aston University. Mr. Zou is also qualified as a Financial Risks Manager (FRM) and is a CFA Charterholder. We believe Mr. Zou’s extensive experience qualifies him to serve on our board of directors.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

6.B. Compensation

For the fiscal years ended March 31, 2021, we paid an aggregate of RMB0.8 million (approximately $0.1 million) to our executive officers, and we did not pay any cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2021.

Incentive Compensation

We do not maintain any cash incentive or bonus programs and did not maintain any such programs during the fiscal year ended March 31, 2021. We plan to set aside 3% to 5% of the ordinary shares issued and outstanding of the Company as for the employee incentive plan, with the specific terms to be determined in the future.

Employment Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for an initial term of one year and is subject to successive, automatic one-year extensions unless either party gives notice of non-extension to the other party at least 30 days prior to the end of the applicable term.

The executive officers are entitled to a fixed salary and to participate in our equity incentive plans, if any and other company benefits, each as determined by the Board from time to time.

We may terminate the executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts, such as conviction or plea of guilty to a felony or grossly negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. In such case, the executive officer will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and his right to all other benefits will terminate, except as required by any applicable law. We may also terminate his employment without cause upon 30 days’ advance written notice. In such case of termination by us, we are required to provide the following severance payments and benefits to the executive officer: a cash payment of one month of base salary as of the date of such termination for each year (which is any period longer than six months but no more than one year) and a cash payment of half month of base salary as of the date of such termination for any period of employment no more than six months, provided that the total severance payments shall not exceed twelve months of base salary.

The executive officer may terminate his employment at any time with 30 days’ advance written notice if there is any significant change in his duties and responsibilities or a material reduction in his annual salary. In such a case, the executive officer will be entitled to receive compensation equivalent to 3 months of his base salary. In addition, if we or our successor terminates the employment agreements upon a merger, consolidation, or transfer or sale of all or substantially all of our assets with or to any other individual(s) or entity, the executive officer shall be entitled to the following severance payments and benefits upon such termination: (1) a lump sum cash payment equal to 3 months of base salary at a rate equal to the greater of his annual salary in effect immediately prior to the termination, or his then current annua1 salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under our health plans for 3 months fo1lowing the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the executive officer. The employment agreements also contain customary restrictive covenants relating to confidentiality, non-competition and non-solicitation, as well as indemnification of the executive officer against certain liabilities and expenses incurred by him in connection with claims made by reason of him being an officer of our company.

Director Agreements

In connection with the IPO, on April 5, 2021, the Company entered into director offer letters with David Bolocan, Lawrence G. Eckles and Mo Zou, respectively setting forth the terms and conditions of each of their service as independent directors to the Company. As such, effective April 5, 2021, the annual cash compensation for Mr. Bolocan, Mr. Eckles and Mr. Zou are $120,000, $100,000, and $100,000, respectively. Pursuant to director offer letters, all or a portion of such fees may, in the sole discretion of the Board of Directors of the Company or a designated committee thereof, be paid in equity in lieu of cash; provided, that any such equity payments shall be made from the Company’s equity incentive plan.

6.C. Board Practices

Terms of Directors and Officers

Expiration of Term of Directors

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Director Remuneration Upon Termination

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Currently, our directors are not entitled to receive any remuneration upon termination of employment.

Audit Committee

Our board of directors consists of five directors, including two executive directors and three independent directors. We have also established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee. We have adopted a charter for each of the three committees. Each of the committees of our board of directors has the composition and responsibilities described below.

David Bolocan, Lawrence G. Eckles and Mo Zou serve as members of our Audit Committee. Mr. Bolocan serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that David H. Sherman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board.

Compensation Committee

David Bolocan, Lawrence G. Eckles and Mo Zou serve as members of our Compensation Committee. Mr. Zou serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

David Bolocan, Lawrence G. Eckles and Mo Zou serve as members of our Nominating and Corporate Governance Committee. Mr. Lawrence G. Eckles serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of July 21, 2021, 8,267,793 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 8,267,793 ordinary shares outstanding as of July 21, 2021.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 21, 2021 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

	Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Minfei Bao	4,380,000	52.98%
Yihuang Chen	—	—%
Honggang Cao	—	—%
Shibin Yu	-	-
Min He	137,793	1.66%
David Bolocan	-	-
Lawrence G. Eckles	-	-
Mo Zou
All directors and executive officers as a group (eight persons)	4,517,793	54.64%
Principal Shareholders:
Grandsky Phoenix Limited	4,380,000	52.98%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

None of our major shareholders have differing voting rights, and as of the date of this report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders

See Item 6.E., “Share Ownership,” for a description of our major shareholders.

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Revenue from related parties and amounts due from/to Philectronics Inc. (“Philectronics”)

We recorded net amount of RMB nil (US$ nil) in revenues from Philectronics, an equity method investee of the Company, in fiscal year 2021. As of the date of this report, 2021, the amount due from Philectronics was RMB0.5 million (US$0.1 million). As of the date of this report, 2021, the amount due to Philectronics was RMB0.5 million (US$0.1 million).

Due from Related Parties

As of March 31, 2021, the Company had amounts due from Mr. Bao of RMB0.05 million (US$0.01 million). As of the date of this report, 2021, the Company had no amounts due from Mr. Bao.

As of March 31, 2021, the Company had amounts due from Mr. He of RMB6.4 million (US$1.0 million), which was received by the Company on April 5, 2021. As of date of this report, 2021, the Company had no amounts due from Mr. He.

Due to Related Parties

As of March 31, 2021, the Company had amounts due to Mr. Bao of RMB0.8 million (US$0.1 million). In April and May, 2020, Mr. Bao provided loans of RMB0.9 million (US$0.1 million) and the Company paid RMB1.5 million (US$0.2 million) to Mr. Bao. As of the date of this report, 2021, the Company has amounts due to Mr. Bao of RMB0.8 million (US$0.1 million).

Loans from Mr. Bao

As of March 31, 2020, a loan balance of RMB2.0 million (US$0.3 million) was included in the total amounts due to Mr. Bao. See “Due to Related Parties” above. From April 2020 to May 2020, UTime SZ borrowed an aggregate of RMB0.9 million (US$0.1 million) from Mr. Bao for additional working capital demand arisen in connection with the COVID-19 outbreak. Such loans are non-interest bearing and carry 10-year terms. Transaction details are listed below:

RMB’000
Balance as of March 31, 2020	2,000
Addition
April 2020	500
May 2020	400
Repayment
April 2020	(1,000)
May 2020	(500)
Offset by amount due from Mr. Bao	(1,400)
Balance as of March 31, 2021 and the date of this report	-

Variable Interest Entity Arrangements

See “History and Corporate Structure — Contractual Arrangements with the VIE and its Respective Shareholders.”

Share Issuances

In April 2020, we repurchased 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from our shareholders Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. Both Grandsky Phoenix Limited and HMercury Capital Limited confirmed that they have opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 52.98% of equity interest and 137,793 ordinary shares, representing 1.66% of equity interest of the Company, respectively, as of the date of this report.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

Legal Proceedings

We are subject to legal proceedings and claims that have not been fully resolved and that have arisen in the ordinary course of business. Except as described below, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims.

On September 17, 2018, Mr. Wukai Song, the majority shareholder in Bridgetime filed a complaint with THE NCLT against Ms. Grover and Mr. Li, the directors of Do Mobile at the time, alleging mismanagement of corporate affairs, embezzlement of funds and absenting themselves from the management of Do Mobile. Further, Mr. Wukai Song sought the following relief from the NCLT:

●	prevent Ms. Grover and Mr. Li from exercising any of their powers as directors of Do Mobile;

●	restrain Ms. Grover and Mr. Li from operating the bank account of Do Mobile and restraining DBS Bank from acting on the instructions of Ms. Ekta Grover and Mr. Yunchuan Li;

●	permit the company secretary of Do Mobile to carry out the daily affairs of Do Mobile which are ordinarily carried out by the directors of a company, until a new board of directors of Do Mobile is constituted and to file an application seeking extension of the date for holding an annual general meeting beyond September 30, 2018;

●	appoint Mr. Amit Kumar and Mr. Chen Huiyun as interim directors of Do Mobile; and

●	direct Ms. Grover and Mr. Li, directors of Do Mobile, to hand over all documents and material related to Do Mobile in their possession, back to Do Mobile and sign all statutory documents and filings to be made for the time period when they were acting as directors of Do Mobile.

On November 16, 2018 and November 15, 2018, Ms. Grover and Mr. Li, respectively, filed an answer with the NCLT. Further, on November 17, 2018, Mr. Wukai Song filed an application for interim relief seeking removal of Ms. Grover and Mr. Li from the board of directors of Do Mobile.

On September 30, 2019, the NCLT issued its interim order which allowed Mr. Wukai Song to carry-out certain statutory compliances of Do Mobile, and the NCLT has also directed Ms. Grover, director of Do Mobile, to handover the digital signature of directors to Mr. Wukai Song for carrying-out said statutory compliances and undertaking its business pending resolution of the litigation.

Since the litigation involves Ms. Ekta Grover and Mr. Li, who were the directors of Do Mobile and who resigned on December 24, 2020 and March 3, 2021 respectively, such directors could no longer attend to the affairs of Do Mobile. As a result, Do Mobile currently did not have an effective board for some time and faced significant challenges in its daily operation. For instance, Do Mobile was unable to undertake certain corporate actions, such as: (a) convening and holding board meetings of Do Mobile as mandatorily required under the provisions of the Companies Act, 2013 every year; (b) convening an annual general meeting where among other things, the Do Mobile shareholders approve and adopt the financial statements of Do Mobile as required under the Companies Act, 2013; (c) reporting annual compliances with the provisions of the Companies Act, 2013 through various e-forms with the office of the Registrar of Companies, Ministry of Corporate Affairs; (d) submitting an annual report titled ‘Foreign Liabilities and Assets’ each year as required by companies receiving foreign direct investment and other related compliances under Foreign Exchange Management Act, 1999; and (e) maintenance of statutory registers as required under various applicable laws.

Do Mobile was also made a party to two other matters initiated in connection with the aforesaid matter before the NCLT. These matters, which were filed at Tis Hazari court (district court) in Delhi, India were (i) Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019); and (ii) Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019).

The above-mentioned instances of non-compliance expose Do Mobile to potential fines and penalties. Do Mobile directors and officers may also be prosecuted for such non-compliance under the official-in-default doctrine in the Companies Act, 2013, should they fail to undertake their statutory duties to act in the best interest of Do Mobile.

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the matter was scheduled to be heard again on June 3, 2021. However due to the lockdown, the courts were functioning at a limited capacity and the matter could not be taken up on the designated date. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigations between Do Mobile and its directors, Do Mobile and director Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the on-going litigation before the NCLT by filing a withdrawal application before NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) on January 21, 2021, filed a withdrawal application before the NCLT requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT is yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated check dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this check could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 21, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi – 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

The matter of Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019) was initiated by Mr. Li in the Tis Hazari district court to seek revival of the authority granted to him and Ms. Grover to operate the bank account of Do Mobile. Since the dispute regarding the powers of Mr. Li and Ms. Grover was pending before the NCLT, the district court refused to grant any interim relief to the then directors of Do Mobile. An application seeking withdrawal of the matter was filed by Do Mobile on April 1, 2021. At present, the matter is pending before the Tis Hazari district court and will be heard next on September 22, 2021. The court is yet to pass an order allowing the application requesting withdrawal of the suit.

Pursuant to the commencement of the litigation against Do Mobile, all major decisions for Do Mobile have been made by the Company’s group headquarters in Shenzhen, China. Such decisions include those relating to the type and quantum of products to be released in the market. Furthermore, all sales are being made and the marketing strategy for Do Mobile is also presently being formulated from the corporate headquarter in Shenzhen, China. However, Do Mobile is making its own decisions relating to customer acquisition, recruitment of sales forces and office administration.

In order to avoid operational challenges in Do Mobile on account of on-going litigation at the NCLT, the Company has nominated the following persons to manage the daily operations of Do Mobile:

●	Andy Liu, Vice President of Overseas Department at UTime SZ, managed daily external affairs related to clients, vendors, products, sales & purchase, marketing, business development, etc. from October 2019 until his resignation in August 2020. Since Mr. Liu’s resignation, Mr. Wukai Song has been managing these affairs at Do Mobile.

●	Wukai Song manages daily internal affairs related to finance, human resource, office administration, etc.

●	Do Mobile has also appointed another officer in India, Tarun Garg, to manage the banking and accounting operations of Do Mobile, as its Finance Head of Do Mobile with effect from July 2020. He is working in close coordination with Shibin Yu, Chief Financial Officer of the Company, and Wendy Long, an accountant from corporate headquarters in Shenzhen, China. In addition to this, Tarun Garg is also assisting Wukai Song in relation to day-to-day operations of the Do Mobile in India.

In order to avoid operational challenges due to the on-going litigation in the NCLT, effective December 12, 2020, Do Mobile has appointed two new directors on its board namely, Mr. Wukai Song and Ms. Aayushi Gautam. Further, Ms. Grover and Mr. Li both have resigned from their directorship in Do Mobile with effect from December 24, 2020 and March 3, 2021 respectively. At present, the board of Do Mobile consists of two directors, namely Mr. Wukai Song and Ms. Aayushi Gautam. Further, one share of Do Mobile which was held by Ms. Grover has been transferred to Ms. Aayushi Gautam before resignation by Ms. Grover. Pursuant to this transfer, Ms. Aayushi Gautam is the registered owner of the said share while Bridgetime Limited continues to be its beneficial owner. Do Mobile has also appointed Mr. Tarun Garg as its Finance Head, effective in July 2020. As a result of the constitution of a new board of directors, Do Mobile has been able to overcome its operational challenges.

On August 24, 2018, UTime GZ submitted an arbitration against Guizhou Nianfu Supply Chain Management Co., Ltd. (“Nianfu GZ”) at Shenzhen Court of International Arbitration (“SCIA”), alleging Nianfu GZ defaulted on payment of RMB7,428,592.35 (US$1.1 million) under certain supply chain service agreement between UTime GZ and Nianfu GZ (No. GZNF-GZLD2017-386, the “Service Agreement”), and seeking compensation losses. The arbitration application filed by UTime GZ was accepted by SCIA at the same date. On July 24, 2019, the SCIA rendered a judgment awarding that (i) Nianfu GZ shall pay RMB1,748,689.70 (US$0.2 million) for the balance for goods to UTime GZ; (ii) Nianfu GZ shall pay UTime GZ the property preservation fees and legal fees of RMB18,728.70 (US$2,648.0) in total. This judgment has taken effect and UTime GZ has received the amount of RMB1,816,621.90 (US$0.3 million) on September 23, 2019. On August 14, 2019, UTime GZ has submitted a new arbitration against Nianfu GZ at SCIA, mainly because our management was not satisfied with the amount of the compensation awarded by the SCIA, seeking termination of the Service Agreement and the payment of RMB5,932,637.83 (US$0.8 million) by Nianfu GZ under the Service Agreement. The new arbitration application was accepted by SCIA on September 3, 2019 and the tribunal heard the case on November 14, 2019. On March 16, 2020, a new judgment was rendered by the arbitration tribunal awarding that the Service Agreement shall be terminated and Nianfu GZ shall pay RMB5,679,902.65 (US$0.8 million) to UTime GZ. The new judgment has taken effect and on June 19, 2020, UTime GZ has received the amount of RMB5,820,000.00 (US$0.8 million) including the arbitration fee and attorney’s fee.

On August 23, 2018, UTime SZ submitted an arbitration against Shenzhen Nianfu Supply Chain Management Co., Ltd. (“Nianfu SZ”) at SCIA, alleging Nianfu SZ defaulted on payment of RMB1,913,616.60 (US$0.3 million) under certain supply chain service agreement between UTime SZ and Nianfu SZ, seeking compensation losses. On August 24, 2018, SCIA has accepted the arbitration application filed by UTime SZ. On March 29, 2019, SCIA issued the Correspondence No. Hua Nan Guo Zhong Shen Fa [2019] D3704 stating that the arbitration tribunal decided to suspend the case (No. SHEN DX20180565) from March 29, 2019, due to the fact that Nianfu SZ was going through the bankruptcy proceedings, and the time for resuming the arbitration procedure shall be notified by the arbitration tribunal separately. On June 24, 2020, UTime SZ has withdrawn the case (No. SHEN DX20180565) from the SCIA.

The outcome of litigation is inherently uncertain. If one or more legal matters were resolved against us in a reporting period for amounts in excess of management’s expectations, our financial condition and operating results for that reporting period could be materially adversely affected. Refer to the risk factor “We could be impacted by unfavorable results of legal proceedings, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.”

Dividends

We have never declared or paid any dividend on our ordinary shares and we do not anticipate paying any dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business.

No Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “UTME.” The shares began trading on April 5, 2021 on the NASDAQ Capital Market. The closing price for the ordinary shares was $8.81 on July 20, 2021.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law (2020 Revision) of the Cayman Islands, which we refer to as the Companies Law below.

Our authorized share capital consists of 140,000,000 ordinary shares, par value $0.0001 per share, and 10,000,000 preferred shares, par value $0.0001 per share. As of the date of this report, 8,267,793 ordinary shares were issued and outstanding and no preferred shares were issued and outstanding.

Share Rights

Without prejudice to any rights attached to any existing ordinary shares or class of shares, any share may be issued with such preferred, deferred or other special rights or subject to such restrictions as our board of directors shall determine. We may issue redeemable shares.

Our memorandum and articles of association provide that, subject to Cayman Islands law, all or any of the special rights for the time being attached to the shares or any class of shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied, modified or abrogated with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of that class.

Voting Rights

A quorum required for a meeting of shareholders consists of two or more holders of shares together holding (or representing by proxy) not less than an aggregate of a majority of the total voting power of all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. If a quorum is not present within half an hour from the time appointed for a general meeting to commence or if during such a general meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as our board of directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

Voting at meetings takes place by show of hands or by a poll of shares represented at the meeting. Subject to any special rights or restrictions attached to a class of shares, a shareholder present in person (or if an entity, present by a duly authorized representative, which is deemed equivalent to being present in person and is referred to as such hereafter) or by proxy is entitled to one vote on a show of hands regardless of the number of shares held, provided that where more than one proxy is appointed by a shareholder that is a clearing house or central depository house (or its nominee(s)), each such proxy shall have one vote on a show of hands. On a poll every shareholder present in person or by proxy shall have one vote for every fully paid share held.

Voting will be by show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by: the chairman of the meeting or a shareholder or shareholders present in person or by proxy and representing not less than one-tenth of the total voting rights of all shareholders having the right to vote at the meeting.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any shares. As described below, some types of corporate actions may be approved only by special resolution.

Dividends and Other Distributions; Liquidation Rights

Subject to the capital maintenance provisions of the Companies Act, which, inter alia, permit distributions to be made only out of profits available for the purpose or from share premium, the directors may declare and pay dividends and other distributions out of the funds of the Company available therefor. The Companies Act prohibits the payment of any dividend if payment would cause us to be unable to pay our debts as they fall due in the ordinary course of business. Only our board of directors may declare dividends and, except as otherwise provided by the rights attached to a particular class of shares, all dividends shall be declared and paid pro rata according to the amounts paid up on the ordinary shares on which the dividend is paid.

Except as provided by the rights and restrictions attached to any class of ordinary shares, under general law, the holders of our shares will be entitled to participate in any surplus assets in a winding up in proportion to their shareholdings. A liquidator may, with the sanction of a special resolution and any other sanction required by the Companies Act, divide among the members in specie the whole or any part of our assets and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied either with the consent in writing of the holders of not less than two thirds of the issued shares of that class or with the approval of a resolution passed by a majority of not less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them, the creation, allotment or issuance of further shares (whether ranking in priority to, pari passu or subsequent to them) pursuant to the board of director’s ability to issue preference shares in the manner described herein or the redemption or purchase of any shares of any class by the Company. The rights of the holders of shares shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Pre-Emption Rights

There are no pre-emption rights applicable to the issue of new shares under either Cayman Islands law or our memorandum and articles of association.

Alteration of Share Capital

We may by ordinary resolution increase, consolidate or sub-divide our share capital.

Purchase of Own Ordinary Shares

Subject to the provisions of the Companies Act, our board of directors may authorize the purchase of any of our own shares of any class in any way and at any price (whether at par or above or below par) out of our distributable profits, share premium capital, capital and/or the proceeds of a fresh issue of shares made for the purpose of financing the purchase, in accordance with the Companies Act.

Shareholder Meetings

Meetings of shareholders are known as general meetings and comprise of an annual general meeting and any other general meetings, known as extraordinary general meetings, that may be called and held from time to time. We may but are not obliged by our memorandum and articles of association to hold an annual general meeting in each year, other than the year in which these articles are adopted. General meetings may be held at such times and places as may be determined by our board of directors.

Extraordinary general meetings may be called only:

●	by a majority of our board of directors; or

●	on the requisition of shareholders holding not less than one third of the votes attributable to the issued shares giving the right to attend and vote thereat.

A general meeting must be called by not less than 5 clear days’ notice (meaning calendar days excluding the date the notice is given or deemed given and the date of the meeting), unless shorter notice is agreed.

No business, except for the appointment of a chairman for the meeting, shall be transacted at any general meeting unless a quorum of shareholders is present at the time when the meeting proceeds to business. Other than a meeting or action regarding the modification of the rights of any class of shares, two shareholders present at a meeting in person or by proxy, entitled to vote shall be a quorum.

Directors

Our board of directors must consist of at least one director who can be appointed by ordinary resolution of shareholders or, in the case of vacancies and newly created directorships, by our board of directors. Our directors are not required to hold any ordinary shares in the capital of the Company to qualify.

Our directors may receive such compensation as they may from time to time determine. A director may be entitled to be repaid all traveling, hotel and incidental expenses reasonably incurred by him or her in attending meetings of the board of directors or committees of the board or general meetings or separate meetings of any class of shares or of debentures or otherwise in connection with the discharge of his or her duties as a director.

Our board of directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any past or present director or employee of our Company or any of its subsidiaries or any corporate body associated with, or any business acquired by, any of them, and for any member of his family or any person who is or was dependent on him.

Borrowing Powers

Our board of directors may exercise all the powers of our Company to borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital of our Company, and to issue debentures, debenture shares and other securities whenever money is borrowed or as security for any debt, liability or obligation of our Company or of any third-party.

Indemnity of Directors and Officers

Our amended and restated memorandum and articles of association provide that our current and former directors and officers will be indemnified out of our assets against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default. In addition, our memorandum and articles of association provide that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless their liability arises out of actual fraud or willful default.

We intend to enter into agreements with our directors and officers to provide contractual indemnification in addition to the indemnification provided in our memorandum and articles of association. We intend to purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify the directors and officers.

These provisions may discourage shareholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Change of Control

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares.

These provisions include:

●	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition; and

●	the authority of our board of directors to issue preferred shares with such terms as our board of directors may determine.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the Company. As described below in “— Differences in Corporate Law — Mergers and Similar Arrangements” the Companies Act provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

The Companies Act includes provisions relating to takeovers and provides that where a takeover offer is made for the shares of a company incorporated in the Cayman Islands and, within four months after the making of the offer the offeror has been approved by the holders of not less than 90 percent in value of the shares affected, the offeror may, within two months, by notice require shareholders who do not accept the offer to transfer their shares to the offeror on the terms of the offer.

Authorized but Unissued Shares

Our authorized but unissued shares are available for future issuances without shareholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. In order to increase the number of authorized shares, we are required to obtain the approval of a majority of our shareholders.

Our board of directors is empowered to authorize and issue, out of our authorized but unissued shares, one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preferred shares then outstanding) to the extent permitted by Cayman law. The resolution or resolutions providing for the establishment of any class or series of preferred shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preferred shares of any other class or series. The existence of authorized but unissued shares and our board of directors’ authority to issue new classes of shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exempted Company

We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors — As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it, “— We may become subject to taxation in the Cayman Islands which would negatively affect our results,” “— There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments” and “— Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

Mergers and Similar Arrangements

In certain circumstances, the Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies (provided that is facilitated by the laws of the other jurisdiction) and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders, provided a copy of the plan of merger is given to every member of each subsidiary company to be merged (unless waived by such members). For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies who, if satisfied that the requirements of the Companies Act (As Revised) which includes certain other formalities, have been complied with, will register it. The filing must include a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies in certain circumstances, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent two-thirds in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

●	the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question, the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class and that the meeting was properly constituted;

●	the arrangement is such that it may reasonably be approved by an intelligent and honest man of that share class acting in respect of his interest; and

●	the arrangement is not one which would be more properly sanctioned under some other provision of the Companies Act, or that would amount to ‘fraud on the minority’.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholder Suits

In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of our company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights. In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of our company where:

●	Those who control our company are perpetrating a ‘fraud on the minority’;

●	We are acting or proposing to act illegally or beyond the scope of its authority;

●	The act complained of, although not beyond the scope of our company’s authority, could be effected only if duly authorized by more than a simple majority vote, which has not been obtained.

Protection of Minority Shareholders

In the case of a company (not being a bank) having its share capital divided into shares, the Grand Court of the Cayman Islands may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine the affairs of the company and to report thereon in such manner as the Grand Court of the Cayman Islands shall direct.

Any of our shareholders may petition the Grand Court of the Cayman Islands which may make a winding up order if the Grand Court of the Cayman Islands is of the opinion that it is just and equitable that we should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of our affairs in the future, (b) an order requiring us to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained we have omitted to do, (c) an order authorizing civil proceedings to be brought in our name and on our behalf by the shareholder petitioner on such terms as the Grand Court of the Cayman Islands may direct, or (d) an order providing for the purchase of the shares of any of our shareholders by other shareholders or us and, in the case of a purchase by us, a reduction of our capital accordingly.

Generally, claims against us must be based on the general laws of contract or tort applicable in the Cayman Islands or individual rights as shareholders as established by our memorandum and articles of association.

Fiduciary Duties of Directors

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

●	duty to act in good faith in what the director or officer believes to be in the best interests of the company as a whole;

●	duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

●	directors should not improperly fetter the exercise of future discretion;

●	duty to exercise powers fairly as between different sections of shareholders;

●	duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

●	duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders provided that there is full disclosure by the directors. This can be done by way of permission granted in the amended and restated memorandum and articles of association or alternatively by shareholder approval at general meetings.

However, by contrast to Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-Money Laundering — Cayman Islands

If any person in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or money laundering or is involved with terrorism or terrorist financing and property and the information for that knowledge or suspicion came to their attention in the course of business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (As Revised) of the Cayman Islands if the disclosure relates to criminal conduct or money laundering, or (ii) a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Act (As Revised) of the Cayman Islands, if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “Data Protection Act”) based on internationally accepted principles of data privacy.

Privacy Notice

Introduction

This privacy notice puts our shareholders on notice that through your investment in the Company you will provide us with certain personal information which constitutes personal data within the meaning of the Data Protection Act (“personal data”). In the following discussion, the “company” refers to us and our affiliates and/or delegates, except where the context requires otherwise.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the Data Protection Act, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the Data Protection Act, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the Data Protection Act or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in the company, this will be relevant for those individuals and you should transmit the content of this Privacy Notice to such individuals or otherwise advise them of its content.

How the Company May Use a Shareholder’s Personal Data

The company, as the data controller, may collect, store and use personal data for lawful purposes, including, in particular:

a)	where this is necessary for the performance of our rights and obligations under any purchase agreements;

b)	where this is necessary for compliance with a legal and regulatory obligation to which we are subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or

c)	where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipates disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the United States, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the Data Protection Act.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law enables, and our memorandum and articles of association provide, that any action required or permitted to be taken at any annual or extraordinary general meeting may be taken only upon the vote of shareholders at an annual or extraordinary general meeting duly and may not be taken by written resolution of shareholders without a meeting.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. In general terms, Cayman Islands’ law does not provide shareholders with an express right to put any proposal before a general meeting of shareholders. Depending on the provision of the relevant Cayman Islands company’s articles of association, a shareholder may put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no automatic right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings, except in certain circumstances.

Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders’ meeting. Cayman Islands law permits a company’s articles to have any quorum. Our amended and restated memorandum and articles of association provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Election of Directors

Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors and vacancies and newly created directorships may be filled by resolution of the board. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our amended and restated articles of association provide that directors nominated for election be elected by the shareholders pursuant to an ordinary resolution at a general meeting and that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, a director may be removed by way of an ordinary resolution of the shareholders at any time before the expiration of his period of office.

Actions by the Board of Directors

Under the Delaware General Corporation Law, unless the certificate of incorporation or bylaws of a Delaware corporation provide otherwise, a majority of the total number of directors shall constitute a quorum for the transaction of business, but in no case shall a quorum be less than one-third of the total number of directors unless the authorized number of directors is one, and an action of the board at a meeting with a quorum present requires at least a majority vote of those directors present. Directors of a Delaware corporation may also act by unanimous written consent unless the corporation’s certificate of incorporation or bylaws otherwise provide. Our amended and restated memorandum and articles of association provide for action by majority vote at a meeting or by unanimous written consent; however, the required quorum for a directors’ meeting is two directors unless our board of directors fixes a different number.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Act and our amended and restated memorandum and articles of association, our Company may be liquidated or wound up and subsequently dissolved by special resolution of our shareholders on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our amended and restated memorandum and articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder’s economic rights, our memorandum and articles of association may only be amended with a special resolution at a general meeting.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

10.C. Material Contracts

Below is a summary of all material contracts to which we are a party dated within the preceding two years from the date hereof:

Title of Contract	Party A	Party B	Signing Date	Term of Contract
Bank Credit Agreements*
Credit Agreement	United Time Technology Co., Ltd.	China Construction Bank	November 15, 2017	1 year
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	China Construction Bank	April 23, 2019	351 days
Credit Agreement	United Time Technology Co., Ltd.	China Construction Bank	May 8, 2020	355 days
Credit Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	November 13, 2020	1 year
Factoring Agreement	Guizhou United Time Technology Co., Ltd.	Huizhou TCL Mobile Communication Company Limited	July 17, 2020	180 days
Factoring Agreement	United Time Technology Co., Ltd.	TCL Commercial Factoring (Shenzhen) Company Limited	November 18, 2020	November 18, 2020 to November 17, 2022
Working Capital Loan Agreement	United Time Technology Co., Ltd.	Bank of Communications	July 14, 2021	N/A
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024

*	For more information regarding these credit agreements, see information under “Item 5. Operating And Financial Review And Prospects”

Purchase Agreements (Production line purchase agreements)

Mechanical Equipment Purchase Agreement	United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	March 2, 2018	N/A

On March 2, 2018, we entered into a purchase agreement to acquire three SMT testing assembly lines for a total price of RMB27,772,815, inclusive of value added tax (the “Purchase Price”) from Guizhou Jietongda Technology Co., Ltd. Pursuant to this agreement, we had to pay (i) 10% of the Purchase Price within 15 days after the contract was executed by both parties, (ii) 80% of the Purchase Price within 90 days after our inspection and acceptance of the assembly lines upon their arrival at our designated place, and (iii) the remaining 10% of the Purchase Price when the installation and testing of the assembly lines was completed. Pursuant to this agreement, we agreed not to re-sell the assembly lines to any areas other than the mainland China.

Lease Agreements (Factory lease agreements)

Factory Lease Agreement	Guizhou United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	N/A	4 years and 6 months
Supplemental Agreement to Factory Lease Agreement	Guizhou United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	October 10, 2019	N/A

In September 2017, we entered into a Factory Lease Agreement (No. JTDLD2017090102) to lease plant for production from Guizhou Jietongda Technology Co., Ltd, which was executed in September 2017. Pursuant to this agreement, (i) the lease term is from September 1, 2017 to February 28, 2022, (ii) the rent for the first three years shall be RMB 20 (US$3.04)/m² per month in principle and can be adjusted according to the market price in the later period, (iii) the rent shall be paid quarterly and shall be paid before the fifteenth day of the month following each quarter, and (iv) we shall be liable for a 5% late fee per day for any overdue payment. Furthermore, on October 10, 2019, we entered into a Supplemental Agreement to the Factory Lease Agreement with Guizhou Jietongda Technology Co., Ltd, pursuant to which both parties agreed to reduce the rent from RMB 20 (US$3.04)/m² per month to RMB 8 (US$1.22)/m² per month; and the total amount of rent shall be RMB 7,550,496 (US$1.1 million) inclusive of tax.

10.D. Exchange Controls

Cayman Islands

There are currently no exchange control regulations in the Cayman Islands applicable to us or our shareholders.

The PRC

China regulates foreign currency exchanges primarily through the following rules and regulations:

●	Foreign Currency Administration Rules of 1996, as amended; and

●	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we disclosed in the risk factors above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises may buy, sell and/or remit foreign currencies for current account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. For capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce or SAFE.

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

Under Existing Cayman Islands Laws:

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within, the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties which are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of dividends or capital to any holder of our shares, nor will gains derived from the disposal of our shares be subject to Cayman Islands income or corporation tax.

The Company has been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has applied for and received an undertaking from the Financial Secretary of the Cayman Islands in the following form:

The Tax Concessions Act

(As Revised)

Undertaking as to Tax Concessions

In accordance with the provision of Section 6 of The Tax Concessions Act (As Revised), the Financial Secretary undertakes with UTime Limited (the “Company”):

1.	That no law which is hereafter enacted in the Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

2.	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable:

2.1	On or in respect of the shares, debentures or other obligations of the Company; or

2.2	by way of the withholding in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Act (As Revised).

These concessions shall be for a period of 20 years from the date hereof.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82, which has been revised by the Decision of the State Administration of Taxation on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that UTime Limited is not a PRC resident enterprise for PRC tax purposes. UTime Limited is not controlled by a PRC enterprise or PRC enterprise group and we do not believe that UTime Limited meets all of the conditions above. UTime Limited is a company incorporated outside the PRC. As a holding company, its key assets are its ownership interests in its subsidiaries, and its key assets are located, and its records (including the resolutions of its board of directors and the resolutions of its shareholders) are maintained, outside the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that UTime Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of UTime Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UTime Limited is treated as a PRC resident enterprise. See “Risk Factors — Risks Related to Doing Business in China — If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders.”

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. On February 28, 2011, the SAT issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or SAT Circular 24, which became effective on April 1, 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 supersedes the rules with respect to the indirect transfer under SAT Circular 698, but does not touch upon the other provisions of SAT Circular 698. SAT Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under SAT Circular 698. SAT Bulletin 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides clearer criteria than SAT Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37. SAT Bulletin 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and SAT Circular 698 as a whole and partially amended some provisions in SAT Circular 24 and SAT Bulletin 7. SAT Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, SAT Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Provided that our Cayman Islands exempted company, UTime Limited, is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors — Risks Related to Doing Business in China — We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

India Taxation

The following is a general overview about Indian tax laws for corporates under the Income Tax Act, 1961 (“IT Act”) which inter alia governs the income tax on different categories of income accrued in the hands of an Indian company.

Corporate Taxes

As per the provisions of the IT Act, the corporate tax is paid by the companies registered in India on the net profit that it makes from businesses. It is taxed at a specific rate as prescribed by IT Act, subject to the changes in the rates announced every year by the Income Tax Department, Government of India. Both domestic as well as foreign companies are liable to pay corporate tax under IT Act in India. A domestic company is taxed on its universal income, while a foreign company is only taxed on the income earned within India.

The rates applicable to the domestic companies and foreign companies for assessment year 2020-21 based on their turnover is:

Particulars	Tax Rate
DOMESTIC COMPANIES
Gross Turnover up to Rs. 250 crore*	25%
Gross Turnover exceeding Rs. 250 crore*	30%
FOREIGN COMPANIES
Where royalty and technical fees is effectively connected to Permanent Establishment (PE) in India	40%
Where PE is absent but the case is covered by section 115A(1)	10%
Any other income	40%

*	Since assessment year 2020-21, gross turnover threshold will increase to Rs. 400 crore subject to certain conditions under the IT Act.

Note: One Crore is equivalent to Ten million

In addition to above rates, the following surcharge is added:

Particulars	Tax Rate
DOMESTIC COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	7% of tax calculated
If total income exceeds Rs. 10 crore	12% of tax calculated
FOREIGN COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	2% of tax calculated
If total income exceeds Rs. 10 crore	5% of tax calculated

The Indian finance minister recently has brought in certain key amendments in the IT Act through “The Taxation laws (Amendment) Act, 2019” (“Amendment Act”) on September 20, 2019. The Amendment Act provides domestic companies with an option to opt for lower tax rates, provided they do not claim certain deductions. As mentioned hereinabove, currently, domestic Indian companies with annual turnover of up to Rs. 400 crore pay income tax at the rate of 25%, and for other domestic companies, the tax rate is 30%. The Amendment Act provides domestic companies with an option to pay income tax at the rate of 22%, provided they do not claim certain deductions under the Income Tax Act. The Indian company can choose to opt for the new tax rate 22% starting the financial year 2019-20 (i.e. assessment year 2020-21). Once an Indian company has exercised this option, the chosen provision will apply for all the subsequent years.

Further, currently, Indian companies with income between Rs. 1crore to Rs. 10 crore are required to pay a 7% surcharge on tax. Those with an income of more than Rs 10 crore are required to pay a 12% surcharge on tax. The Amendment Act provides that companies opting for the new tax rates of 22% are required to pay a 10% surcharge on the tax payable by them under the respective provisions.

Thus, in order to comply with the provisions of the IT Act, it is mandatory for both Indian company and foreign company to pay corporate tax on the business income earned in India at the prescribed rates. Both companies have to file their income tax return on or before September 30 with respect to its preceding financial year (April to March). The Finance Act, 2020 (which came into effect from March 27, 2020) through an amendment has extended the said due date for filing of income tax return from September 30 to October 31. Further, the Government of India, with respect to financial year 2019-20, on May 13, 2020 has announced the extension of due date for filing income tax return from October 30, 2020 to November 30, 2020 and the Indian government in certain cases have given relaxations to identified set of companies to file their income tax return by February 15, 2021. Due to the spread of COVID-19 in India, the Government of Indian announced that the due date to file income tax return for financial year 2020-21 was extended to December 31, 2021.

Health and Education Cess

In all the cases, the amount of income tax and surcharge would be charged and increased by a health and education cess of 4%.

Taxation on Dividends

As per Section 115-O of the IT Act, any amount declared, distributed or paid by a domestic company by way of dividend shall be chargeable to dividend distribution tax (“DDT”). This provision is only applicable on domestic company (not a foreign company). DDT is in addition to income tax chargeable in respect of total income. It is applicable whether the dividend is interim or otherwise and whether such dividend is paid out of the current profits or accumulated profits. An Indian company is under the obligation to pay DDT at the rate of 15% plus surcharge and education cess on DDT. As per applicable Indian taxation law until March 31, 2020, a non-resident shareholder of an Indian company was not liable to pay any tax on the dividends received by it. However, the Finance Act, 2020 (which came into effect from March 27, 2020) amended certain provisions relating to taxation of dividends declared by Indian companies, and provides that any distribution of dividend from April 1, 2020 onwards will only be subject to tax in the hands of the recipient shareholder and the Indian companies are not required to pay any tax on the dividend declared and distributed to the shareholders. Furthermore, non-resident shareholders would now be paying tax on the dividend income as per the rate prescribed under the relevant double taxation avoidance agreements. The said amendments shall entitle foreign investors to claim credit in their country of residence of tax paid in India in respect of dividend distributed by domestic companies. The change in the tax regime by Indian Government regarding payment of taxes may increase tax burden in the hands of the parent company of our Indian Subsidiary.

Aforesaid legal provisions under the IT Act are applicable to Do Mobile, thus, Do Mobile is under an obligation to mandatory follow the provisions under the IT Act.

Taxation on Sale of Shares

Transfer of shares of a private limited company will attract capital gains tax which will be either long-term or short-term capital gains tax, on the basis of the time period for which shares of Indian company are held. Capital gains realised in respect of shares held by a shareholder for more than 24 months are treated as long-term capital gains, while capital gains realised in respect of shares held for 24 months or less are treated as short-term capital gains.

Remittance on Sale Proceeds

The Foreign Exchange Management (Non-debt Instruments) Rules, 2019 and the FEMA (Remittance of Assets) Regulations, 2016 govern the remittance of sale proceeds of an Indian security held by a person resident outside India.

Return of Income

As per IT Act, a person having income liable to tax in India is required to file a return of its income with the Income Tax Department, Government of India. The return of income must be filed before specific due dates prescribed for various kinds of entities for each financial year. Every company, including a foreign company, deriving income from India, is required to file such return in India.

Tax Treaties

The tax levied upon foreign company shall be subject to any benefits available to it by virtue of any double taxation avoidance agreement (“DTAA”) entered into by the Government of India with the government of that country where that foreign company has been incorporated. As per DTAA, a subsidiary company should have a permanent establishment (PE) in India, then only income generated in India by the subsidiary company can be taxed by Indian Government. Where there is no DTAA treaty signed between India and another foreign country, the subsidiary company would be taxed both from the source country (India) as well as the residence (foreign) country. Article 5(1) of most of DTAA signed between India and other countries defines “Permanent Establishment” as a fixed place of business through which the business of the enterprise is wholly or partly carried on. In computation of the income of a non-resident, the provisions of DTAA between India and the country of residence of the non-resident are required to be examined, since the IT Act provides that its provisions shall be applicable only insofar as they are more beneficial to the taxpayer.

Transfer Pricing

Section 92 of the IT Act provides that income arising from an ‘international transaction’ shall be computed having regard to the arm’s length price. The expression ‘international transaction’ has been defined to mean a transaction between two or more ‘associated enterprises’, either or both of whom are non-residents, in the nature of purchase, sale or lease of tangible or intangible property, or provision of services, or lending or borrowing money, or any other transaction having a bearing on the profits, income, losses or assets of such enterprises. Further, two enterprises shall be treated as associated enterprises if any of the criteria as enumerated in Section 92A of the IT Act is being satisfied.

Taxation on Buyback

Sections 115-QA to 115-QC of the IT Act laid down that tax shall be payable by the company (whose shares are not listed on a recognised stock exchange) on buy back of its own shares at the rate 20% of the ‘distributed income’ (plus 12% surcharge and 4% health cess). The effective rate of buyback tax is 23.296% of the distributed income. The distributed income here refers to the amount computed by reducing the amount received by the company on issuance of shares from the consideration paid on buyback. Such income tax paid by the company shall be the final tax liability and consequently, the amount/ consideration received by the shareholder(s) would be exempt from tax in their respective hands.

Withholding Tax

A person (except individuals in certain cases) is required to withhold tax from certain specified payments. Separate provisions exist in respect of tax to be deducted on specific transactions with residents and non-residents. The IT Act provides for withholding of taxes from payments made to non-residents, which are chargeable to tax under the IT Act. Any person, whether resident or non-resident, making payment to a non-resident would be liable to withhold tax from such payment and deposit the same with the Government of India within the prescribed time. Moreover, prescribed returns are also required to be filed periodically with the tax authorities. The payee is entitled to adjust the taxes so withheld against his tax liability in India on production of a (tax credit) certificate to be issued by the person withholding the tax.

Compliances under Goods and Services Tax (GST)

Goods and Services Act, 2017 (“GST Act”) prescribes the applicability of indirect taxes in India, which is applicable on supplying of goods and services by business enterprises in India. Therefore, a business enterprise in India dealing in goods and services has to comply with certain obligations under the GST Act:

●	GST Registration: An Indian company requires registration under GST Act, which will be used for the future correspondences of the business of the company.

●	Filing of Returns: An Indian company is required to file the periodical (monthly & annually) returns as prescribed under the GST Act on the prescribed due dates to provide detail regarding sale and purchase of goods & services and for claiming the input credit also.

GST Compliances on Import of Goods

As understood generally, import of goods means bringing goods into the territory of India. Import of goods under GST Act is treated as inter-State supplies and hence, is subject to Integrated GST in addition to the applicable customs duties. However, in such a case, since the service provider is situated outside India, it is the responsibility of the service recipient to deposit Integrated GST under reverse charge mechanism and undertake related compliances.

Material United States Federal Income Tax Considerations

Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a “U.S. Holder.” Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a “U.S. Holder” means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

●	an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

A “non-U.S. Holder” is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder or a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date of this report, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person’s decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder’s particular circumstances, including Medicare tax imposed on certain investment income. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

●	broker dealers or insurance companies;

●	U.S. Holders who have elected mark-to-market accounting;

●	tax-exempt organizations or pension funds;

●	regulated investment companies, real estate investment trusts, insurance companies, financial institutions or “financial services entities”;

●	U.S. Holders who hold ordinary shares as part of a “straddle,” “hedge,” “constructive sale” or “conversion transaction” or other integrated investment;

●	U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

●	U.S. Holders whose functional currency is not the U.S. Dollar;

●	U.S. Holders who received ordinary shares as compensation;

●	persons holding ordinary shares in connection with a trade or business outside of the United States; and

●	certain expatriates or former long-term residents of the United States.

This discussion does not address the tax treatment of holders that are entities treated as partnerships for U.S. federal income tax purposes or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of distributions made by us with respect to our ordinary shares generally will be includable in the gross income of U.S. Holders as dividend income. Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to treat any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, as a dividend on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.-source ordinary income or loss.

Dividends we pay with respect to our ordinary shares to non-corporate U.S. Holders may be “qualified dividend income,” which is currently taxable at a reduced rate; provided that (i) our ordinary shares are readily tradable on an established securities market in the United States, (ii) we are not a passive foreign investment company (as discussed below) with respect to the U.S. Holder for either our taxable year in which the dividend was paid or the preceding taxable year, (iii) the U.S. Holder has held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date, and (v) the U.S. Holder is not under an obligation to make related payments on substantially similar or related property. We believe our ordinary shares, which are expected to be listed on the NASDAQ, will be considered to be readily tradable on an established securities market in the United States, although there can be no assurance that this will continue to be the case in the future. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

Distributions paid on ordinary shares generally will be foreign-source passive category income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. Subject to certain conditions and limitations, non-U.S. taxes, if any, withheld from a distribution may be eligible for credit against a U.S. Holder’s U.S. federal income tax liability. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not we are a “controlled foreign corporation” for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income. U.S. Holders would not be able directly to utilize foreign tax credits arising from non U.S. taxes considered to be imposed upon U.S.-source income.

Taxation of the Sale or Other Disposition of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, a U.S. Holder generally will recognize a capital gain or loss on the taxable sale or other disposition of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or other disposition (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or other disposition or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder’s U.S. Dollar cost for ordinary shares (determined in the case of consideration in currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the purchase or, if the ordinary shares are treated as traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a reduced rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or other disposition of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

Passive Foreign Investment Company

In general, a non-U.S. corporation will be classified as a passive foreign investment company (a “PFIC”) for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is generally considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds 25% or more (by value) of the stock. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operation of such entities but also because we are entitled to substantially all of their economic benefits.

Based on our current composition of assets and income, we believe that we are not currently a PFIC for U.S. federal income tax purposes. However, the determination of whether we are a PFIC is made annually, after the close of the relevant taxable year. Therefore, it is possible that we could be classified as a PFIC for the current taxable year or in future years due to changes in the composition of our assets (including as a result of the cash we raise in our initial public offering) or income, as well as changes to our market capitalization. The market value of our assets may be determined in large part by reference to the market price of our ordinary shares, which may fluctuate.

Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds our shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC at any time that a U.S. Holder holds our shares, and unless such U.S. Holder makes a valid and timely “mark to market” election as described below, any gain recognized by the U.S. Holder on a sale or other disposition of the shares, as well as the amount of an “excess distribution” (defined below) received by such holder, would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed. For purposes of these rules, an excess distribution is the amount by which any distribution received by a U.S. Holder on its shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter.

If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries. If we are considered a PFIC, a U.S. Holder will also be subject to information reporting requirements on an annual basis. U.S. Holders should consult their own tax advisors about the potential application of the PFIC rules to an investment in our shares.

If we were classified as a PFIC, a U.S. Holder may be able to make a “mark-to-market” election with respect to our ordinary shares (but not with respect to the shares of any lower-tier PFICs) if the ordinary shares are “regularly traded” on a “qualified exchange”. In general, our ordinary shares will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ordinary shares are traded on a qualified exchange on at least 15 days during each calendar quarter. However, the Company can make no assurance that the ordinary shares will be listed on a “qualified exchange” or that there will be sufficient trading activity for the ordinary shares to be treated as “regularly traded”. Accordingly, U.S. Holders should consult their own tax advisers as to whether their ordinary shares would qualify for the mark-to-market election.

If a U.S. Holder makes a valid mark-to-market election for the first taxable year that such U.S. Holder holds our ordinary shares and as to which the Company is classified as a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the ordinary shares at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the ordinary shares over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in our ordinary shares will be adjusted to reflect any such income or loss amounts. Any gain recognized on the sale or other disposition of our ordinary shares will be treated as ordinary income, and any loss will be treated as an ordinary loss to the extent of any prior mark-to-market gains.

If a U.S. Holder makes the mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ordinary shares are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.

If we were classified as a PFIC, U.S. Holders would not be eligible to make an election to treat us as a “qualified electing fund,” or a QEF election, because we do not anticipate providing U.S. Holders with the information required to permit a QEF election to be made.

U.S. Information Reporting and Backup Withholding

A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 24%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Certain Reporting Obligations

If a U.S. Holder (together with persons considered to be related to the U.S. Holder) subscribes for ordinary shares for a total initial public offering price in excess of $100,000 (or the equivalent in a foreign currency), such holder may be required to file IRS Form 926 for the holder’s taxable year in which the initial public offering price is paid. U.S. Holders should consult their own tax advisors to determine whether they are subject to any Form 926 filing requirements.

Individuals that own “specified foreign financial assets” may be required to file an information report with respect to such assets with their tax returns. Subject to certain exceptions, “specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non U.S. persons, (ii) financial instruments and contracts held for investment that have non U.S. issuers or counterparties, and (iii) interests in foreign entities. The ordinary shares may be subject to these rules. Persons required to file U.S. tax returns that are individuals are urged to consult their tax advisers regarding the application of this legislation to their ownership of the ordinary shares.

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.kingwayup.com. However, information contained on our website does not constitute a part of this annual report.

10.I. Subsidiary Information

Not Applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign exchange risk

We transact business globally in multiple currencies. Our international revenue, as well as costs and expenses denominated in foreign currencies, expose us to the risk of fluctuations in foreign currency exchange rates against the U.S. dollar. We have foreign currency risks related to our revenue and operating expenses denominated in currencies of the U.S. dollar and Renminbi. Accordingly, changes in exchange rates in the future may negatively affect our future revenue and other operating results as expressed in U.S. dollars. Our foreign currency risk is partially mitigated as our revenue recognized in currencies other than the U.S. dollar is diversified across geographic regions and we incur expenses in the same currencies in these regions. We have not used any derivative financial instruments to hedge exposure to such risk.

The value of U.S. dollar against Renminbi may fluctuate and is affected by, among other things, changes in political and economic conditions and the foreign exchange policy adopted by the PRC government. The Renminbi is not freely convertible into foreign currencies. Remittances of foreign currencies into the PRC or remittances of Renminbi out of the PRC as well as exchange between Renminbi and foreign currencies require approval by foreign exchange administrative authorities and certain supporting documentation. The State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of Renminbi into other currencies. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of Renminbi against the U.S. dollar would reduce the Renminbi amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs, servicing our outstanding debt, or for other business purposes, appreciation of the U.S. dollar against the Renminbi would reduce the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to material risks due to changes in interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

We may invest the net proceeds we received from our initial public offering in interest-earning instruments. Investments in both fixed rate and floating rate interest earning instruments carry a degree of interest rate risk. Fixed rate securities may have their fair market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-237260), or the Form F-1, in relation to our IPO of 3,750,000 ordinary shares at an initial offering price of US$4.00 per share. The Form F-1 was declared effective by the SEC on April 5, 2021. Our IPO closed on April 8, 2021. Our underwriters were Boustead Securities, LLC, Brilliant Norton Securities Company Limited and Fosun Hani Securities Ltd.

The total expenses incurred for our company’s account in connection with our IPO were approximately US$3.6 million, including underwriting discounts and commissions of approximately US$1.1 million and other expenses of approximately US$2.5 million, including US$0.7 million to be paid. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$11.4 million from our IPO.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15.

(a)	Evaluation of Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2021. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of March 31, 2021, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

(c)	Internal Control over Financial Reporting

Prior to our initial public offering, we have been a private company with limited accounting personnel and other resources to address our internal control over financial reporting. Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of March 31, 2021, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified related to (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

Though neither our independent registered public accounting firm nor we undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting material weakness or significant deficiency in our internal control over financial reporting, we and our independent registered public accounting firm may be required to do once we cease to be an emerging growth company (“EGC”) under applicable SEC rules. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional material weaknesses may have been identified.

Following the identification of the material weaknesses, we have taken certain steps and plan to and will continue to take measures to strengthen our internal control over financial reporting including: (i) we are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements; (ii) we have appointed three independent directors as of the date of this report and we are in the process of establishing an audit committee. Furthermore, we plan to implement the following measures: (i) establishing a separate department which will be responsible for the reporting process; (ii) further streamlining our reporting process to support our business development as necessary; and (iii) engaging professional financial advisory firms if necessary, to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate these material weaknesses. We expect that we will incur significant costs in the implementation of such measures.

However, the implementation of those measures may not fully address the material weaknesses identified in our internal control over financial reporting. We have disclosed the material weaknesses in our internal control over financial reporting in “Risk Factors” — Risks Related to Our Business and Industry. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

As a company with less than US$1.07 billion of revenue for last financial year, we qualified as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2021 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of David Bolocan, Lawrence G. Eckles and Mo Zou. Our board of directors has determined that David Bolocan, Lawrence G. Eckles and Mo Zou are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. David Sherman meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at www.utimemobile.com within four business days following the amendment or waiver. During fiscal year 2021, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2021	Year Ended March 31, 2020
Audit fees*	$327,000	$300,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

The policy of our audit committee and our board of directors is to pre-approve all audit and non-audit services provided by our principal auditors, including audit services, audit-related services, and other services as described above, other than those for de minimis services which are approved by the audit committee or our board of directors prior to the completion of the services.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

Our ordinary shares are listed on the NASDAQ Capital Market, or NASDAQ. As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. A NASDAQ -listed non-US company is required to provide a general summary of the significant differences to its US investors either on the company website or in its annual report distributed to its US investors. We are committed to a high standard of corporate governance. As such, we endeavor to comply with the NASDAQ corporate governance practices and there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-36.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Article of Association*
2.1	Description of Shares*
4.1	Second Amended and Restated Business Operation Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.2	Second Amended and Restated Exclusive Call Option Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.3	Exclusive Technical Consultation and Service Agreement, dated March 19, 2019, by and between Shenzhen UTime Technology Consulting Co., Ltd. and United Time Technology Company Limited. (1)
4.4	Second Amended and Restated Equity Pledge Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.5	Second Amended and Restated Power of Attorney, dated September 4, 2019, executed by Minfei Bao. (1)
4.6	Amended and Restated Power of Attorney, dated September 4, 2019, executed by Min He. (1)
4.7	Second Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Minfei Bao’s spouse. (1)
4.8	Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Min He’s spouse. (1)
4.9	English Translation of Credit Agreement, dated April 23, 2019, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.10	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.11	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.12	English Translation of Lease Agreement, dated February 1, 2018, by and between United Time Technology Company Limited and Shenzhen BuTa Entertainment Technology Co., Ltd. (1)
4.13	English Translation of Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (1)
4.14	English Translation of Factory Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.15	English Translation of Supplemental Factory Lease Agreement, dated October 10, 2019, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.18	Form of Indemnification Agreement between the Registrant and its officers and directors.(2)
4.19	English Translation of Mechanical Equipment Purchase Agreement, by and between United Time Technology Company Limited and Guizhou Jietongda Technology Co., Ltd. (2)
4.20	English Translation of Credit Agreement, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.21	English Translation of Guarantee Agreement for Credit Line Loan, dated May 8, 2020, by and between Guizhou United Time Technology Co., Ltd. and China Construction Bank. (2)
4.22	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Minfei Bao and China Construction Bank. (2)

Exhibit Number	Description of Document
4.23	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Qiuzi Ping and China Construction Bank. (2)
4.24	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.25	English Translation of Agreement on Maximum Accounts Receivable Pledge for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.26	Share Repurchase Agreement, dated April 29, 2020, among UTime Limited, Grandsky Phoenix Limited and HMercury Capital Limited. (3)
4.27	Loan Agreements, dated between June 2018 and May 2020, by and between United Time Technology Co., Ltd. and Minfei Bao. (3)
4.28	Debt Offset Agreement, dated March 31, 2019, by and between United Time Technology Co., Ltd. and Minfei Bao. (3)
4.29	Debt Offset Agreement, dated March 31, 2019, by and among UTime Technology (HK) Co., Ltd., UTime Limited and Minfei Bao. (3)
4.30	Debt Transfer Agreement, dated March 31, 2019, by and among Bridgetime Limited, UTime Limited and Minfei Bao. (3)
4.31	English Translation of Factoring Agreement, dated July 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.32	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (4)
4.33	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.34	English Translation of Lease Agreement, dated September 25, 2019, by and between United Time Technology Co., Ltd. and Shenzhen Fumeibang Technology Co., Ltd. (4)
4.35	English Translation of General Credit Agreement, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.36	English Translation of Working Capital Loan Agreement, dated November 18, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.37	English Translation of Guarantee Agreement for Credit Line Loan, dated November 13, 2020, by and among Guizhou United Time Technology Co., Ltd., Minfei Bao, Qiuzi Ping and China Resources Bank of Zhuhai Co., Ltd. (6)
4.38	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.39	English Translation of Factoring Agreement, dated November 18, 2020, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.40	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.41	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.42	English Translation of Working Capital Loan Agreement, dated July 14, 2021, by and between United Time Technology Company Limited and Bank of Communications*
4.43	English Translation of Application of Credit Usage, dated July 14, 2021, by and between United Time Technology Company Limited and Bank of Communications*
4.44	English Translation of Guarantee Agreement, dated July 14, 2021, by and among Bank of Communications, Minfei Bao and Qiuzi Ping*
4.45	English Translation of Green Credit Supplementary Agreement, by and between United Time Technology Company Limited and Bank of Communications*
4.46	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank*
4.47	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank*
4.48	English Translation of Maximum Amount Mortgage for Credit Line Loan Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank*
8.1	Subsidiaries of the Registrant (1)
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 18, 2020.

(2)	Incorporated by reference to Amendment No. 1 to our Registration Statement on Form F-1, filed on June 2, 2020.

(3)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form F-1, filed on June 25, 2020.

(4)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form F-1, filed on August 20, 2020.

(5)	Incorporated by reference to Amendment No. 4 to our Registration Statement on Form F-1, filed on September 22, 2020.

(6)	Incorporated by reference to Amendment No. 5 to our Registration Statement on Form F-1, filed on January 25, 2021.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Minfei Bao
	Name:	Minfei Bao
	Title:	Chief Executive Officer

Date: July 21, 2021

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UTime Limited
Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited, its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE (the “Company”) as of March 31, 2021 and 2020, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the three years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2018.

Shenzhen, The People’s Republic of China
July 21, 2021

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of March 31,
	Note	2020	2021
		RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents		554	8,977	1,366
Restricted cash		500	500	76
Accounts receivable, net	3	41,415	17,522	2,666
Prepaid expenses and other current assets, net	4	37,248	65,114	9,909
Due from related parties	14	8,413	6,990	1,064
Inventories	5	28,676	31,726	4,828
Total current assets		116,806	130,829	19,909
Non-current assets
Property and equipment, net	6	38,838	35,683	5,430
Operating lease right-of-use assets, net	7	2,397	1,429	217
Intangible assets, net		1,244	2,307	351
Equity method investment	8	833	-	-
Other non-current assets	9	8,000	3,333	507
Total non-current assets		51,312	42,752	6,505
Total assets		168,118	173,581	26,414

Liabilities and Shareholders’ equity
Current liabilities
Accounts payable		65,810	49,121	7,475
Short-term borrowings	10	15,000	30,800	4,687
Current portion of long-term borrowings	10	1,200	5,580	849
Due to related parties	14	2,864	1,365	208
Lease liability		1,032	1,144	174
Other payables and accrued liabilities	11	34,912	60,090	9,144
Income tax payables		18	18	3
Total current liabilities		120,836	148,118	22,540
Non-current liabilities
Long-term borrowings	10	5,580	-	-
Deferred revenue		400	-	-
Lease liability - non-current		1,365	285	43
Total non-current liabilities		7,345	285	43
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB126,025 and RMB146,430 as of March 31, 2020 and 2021, respectively)		128,181	148,403	22,583

Commitments and contingencies	16

Shareholders’ equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2020 and 2021
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 4,517,793 shares as at March 31, 2020 and 2021	15	4	4	1
Additional paid-in capital		73,217	73,217	11,142
Accumulated deficit		(32,817)	(49,444)	(7,524)
Accumulated other comprehensive (loss) income		(467)	1,401	212
Total UTime Limited shareholders’ equity		39,937	25,178	3,831
Non-controlling interests		-	-	-
Total shareholders’ equity		39,937	25,178	3,831
Total liabilities and shareholders’ equity		168,118	173,581	26,414

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2019	2020	2021
		RMB	RMB	RMB	USD
Net sales, including sales to a related party of RMB845, RMB nil and RMB nil for the years ended March 31, 2019, 2020 and 2021, respectively (note 14)	17	238,096	193,088	246,899	37,572
Cost of sales		213,098	173,735	228,732	34,808
Gross profit		24,998	19,353	18,167	2,764

Operating expenses:
Selling expenses		14,447	9,510	4,127	628
General and administrative expenses		27,434	29,545	25,695	3,910
Other (income) expenses, net	12	(6,911)	7	2,875	438
Total operating expenses		34,970	39,062	32,697	4,976

Loss from operations		(9,972)	(19,709)	(14,530)	(2,212)
Interest expenses		1,479	1,745	2,461	375
Loss before income taxes		(11,451)	(21,454)	(16,991)	(2,587)
Income tax expenses (benefits)	13	498	247	(364)	(55)
Net loss		(11,949)	(21,701)	(16,627)	(2,532)
Less: Net loss attributable to non-controlling interests		(1,054)	-	-	-
Net loss attributable to UTime Limited		(10,895)	(21,701)	(16,627)	(2,532)

Comprehensive loss
Net loss		(11,949)	(21,701)	(16,627)	(2,532)
Foreign currency translation adjustment		(1,480)	(837)	1,868	284
Total comprehensive loss		(13,429)	(22,538)	(14,759)	(2,248)
Less: Comprehensive loss attributable to non-controlling interest		(1,112)	-	-	-
Comprehensive loss attributable to UTime Limited		(12,317)	(22,538)	(14,759)	(2,248)

Losses per share attributable to UTime Limited
Basic and diluted		(2.49)	(4.81)	(3.68)	(0.56)

Weighted average common stock outstanding
Basic and diluted		4,380,000	4,507,223	4,517,793	4,517,793

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Ordinary Shares		Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income (Loss)	Non-controlling Interest	Total Shareholders’ Equity
	Number of Shares	Amount
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2018	4,380,000	3	27,240	1,975	1,792	(303)	30,707
Net loss	-	-	-	(10,895)	-	(1,054)	(11,949)
Foreign currency translation difference	-	-	-	-	(1,422)	(58)	(1,480)
Balance as of March 31, 2019	4,380,000	3	27,240	(8,920)	370	(1,415)	17,278
Net loss	-	-	-	(21,701)	-	-	(21,701)
Capital contribution (Note 14 (1)(i))	137,793	1	21,428	-	-	-	21,429
Debt-equity swap (Note 14 (2)(i))	-	-	23,884	-	-	-	23,884
Cancellation of non-controlling interest (Note 1)	-	-	665	(2,196)	-	1,415	(116)
Foreign currency translation difference	-	-	-	-	(837)	-	(837)
Balance as of March 31, 2020	4,517,793	4	73,217	(32,817)	(467)	-	39,937
Net loss	-	-	-	(16,627)	-	-	(16,627)
Foreign currency translation difference	-	-	-	-	1,868	-	1,868
Balance as of March 31, 2021	4,517,793	4	73,217	(49,444)	1,401	-	25,178

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(11,949)	(21,701)	(16,627)	(2,532)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities
Depreciation and amortization	3,192	4,028	3,954	602
Allowances for obsolete inventories, net	3,325	(450)	7,589	1,155
Provision for doubtful account, net	149	1,186	(836)	(127)
Loss on disposal of property and equipment	-	14	-	-
Loss on equity method investment	120	22	833	127
Net changes in operating assets and liabilities:
Accounts receivable	7,720	16,572	21,477	3,268
Prepaid expenses and other current assets	3,021	3,937	(26,173)	(3,983)
Inventories	9,162	1,049	(10,934)	(1,664)
Accounts payable	(3,229)	(15,599)	(9,924)	(1,510)
Income taxes payable	468	(573)	-	-
Other payables and accrued liabilities	(10,357)	(5,407)	27,993	4,260
Related parties	1,163	398	527	80
Deferred revenue	(600)	(600)	(400)	(61)
Net cash provided by (used in) operating activities	2,185	(17,124)	(2,521)	(385)

Investing activities:
Payment for property and equipment	(22,638)	(3,091)	-	-
Payment for intangible assets	-	(1,791)	(2,201)	(335)
Proceeds from disposal of property and equipment	15,000	2,613	-	-
Net cash used in investing activities	(7,638)	(2,269)	(2,201)	(335)

Financing activities:
Proceeds from short-term borrowings	16,000	15,000	47,600	7,244
Loan received from a shareholder	1,300	3,700	900	137
Proceeds from long-term borrowings	8,000	-	-	-
Repayment of loan from a shareholder	(2,750)	(3,950)	(1,500)	(228)
Repayment of short-term borrowings	(16,000)	(16,000)	(31,800)	(4,839)
Repayments of long-term borrowings	(320)	(900)	(1,200)	(183)
Contribution in a subsidiary by a shareholder (Note 14(1)(i))	-	15,000	-	-
Net cash provided by financing activities	6,230	12,850	14,000	2,131

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(24)	(311)	(855)	(129)
Net increase (decrease) in cash and cash equivalent and restricted cash	753	(6,854)	8,423	1,282
Cash and cash equivalents and restricted cash at beginning of year	7,155	7,908	1,054	160
Cash and cash equivalents and restricted cash at end of year	7,908	1,054	9,477	1,442

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	30	820	(364)	(55)
Interest paid	1,479	1,745	2,461	375

Non-cash financing activities:
Debt-equity swap (Note 14 (2)(i))	-	23,884	-	-
Related party receivable for capital contribution(Note 14(1)(i))	-	6,429	-	-

	As of March 31,
	2019	2020	2021
	RMB	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in consolidated statements of cash flows
Restricted cash	500	500	500	76
Cash and cash equivalents	7,408	554	8,977	1,366
Cash, cash equivalents and restricted cash	7,908	1,054	9,477	1,442

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE. UTime Limited, its subsidiaries, VIE and subsidiaries of the VIE (together, the “Company”) is primarily engaged in the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9,600 in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17,153 and were transferred to equity attributable to UTime Limited, of which RMB995 relating to foreign currency translation was transferred to the accumulated other comprehensive income, and remaining balance of RMB16,158 was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

For the purpose of an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrust agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in British Virgin Island (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00 which was accounted as a cancellation of non-controlling interest in the consolidated statements of changes in shareholders’ equity. After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, Bridgetime approved a board resolution that transferred 135,000 ordinary shares owning by Mr. Wukai Song to UTime Limited. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

On May 20, 2019, the Company approved a board resolution that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of the BVI and 100% owned by Mr. Bao.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of the BVI and controlled by Mr. He. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved a board resolution for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

On April 29, 2020, the Company approved a board resolution, which became effective immediately, that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value (the “Repurchased Shares”) from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, in accordance with their respective share percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. Before and after the repurchase of ordinary shares, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively. The Company considers this repurchase of ordinary shares was part of the Company’s recapitalization to result in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares being issued and outstanding or reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to 0.365-for-1 reverse stock split.

As of March 31, 2021, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Do Mobile	October 24, 2016	India	99.99%	Sales of in-house brand products in India

Name	Date of Incorporation	Place of Incorporation	Percentage of beneficial ownership	Principal Activities
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s Subsidiary	Trading

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts substantially all of business in the PRC through a series of contractual arrangements with our VIE and its PRC subsidiary. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues. We exercise effective control over our VIE through a series of contractual arrangements among UTime WFOE, our VIE and its shareholders.

Our contractual arrangements with our VIE and its respective shareholders allow us to (i) exercise effective control over our VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with US GAAP.

The following is a summary of the contractual arrangements by and among UTime WFOE, the VIE and the shareholders of the VIE and their spouses, as applicable.

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. The VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

Equity Pledge Agreement. Pursuant to the equity pledge agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE agree to pledge their 100% equity interests in the VIE to UTime WFOE to secure the performance of the VIE’s obligations under the existing exclusive call option agreement, power of attorney, exclusive technical consultation and service agreement, business operation agreement and also the equity pledge agreement. If events of default defined therein occur, upon giving written notice to the shareholders, UTime WFOE may exercise the right to enforce the pledge to the extent permitted by PRC laws.

Exclusive Call Option Agreements. Pursuant to the exclusive call option agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, each of the shareholders has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its equity interests in the VIE, and the VIE has irrevocably granted UTime WFOE an exclusive option to purchase all or part of its assets. With regard to the equity transfer option, the total transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the capital contribution mirrored by the corresponding transferred equity in the registered capital of the VIE. But if the lowest price permitted by the then-effective PRC Law is lower than the above capital contribution, the transfer price shall be the lowest price permitted by the PRC Law. With regard to the asset purchase option, the transfer price to be paid by UTime WFOE or any other entity or individual designated by UTime WFOE for exercising such option shall be the lowest price permitted by the then-effective PRC Law.

Power of Attorney. Pursuant to a series of powers of attorney dated March 19, 2019 and amended on September 4, 2019 issued by each shareholder of the VIE, each shareholder of the VIE irrevocably authorizes UTime WFOE or any natural person duly appointed by UTime WFOE to exercise on the behalf of such shareholders with respect to all matters concerning the shareholding of such shareholders in the VIE, including without limitation, attending shareholders’ meetings of the VIE, exercising all the shareholders’ rights and shareholders’ voting rights, and designating and appointing the legal representative, the chairperson, directors, supervisors, the chief executive officer and any other senior management of the VIE.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Business Operation Agreement. Pursuant to the business operation agreement dated March 19, 2019 and amended on September 4, 2019 among UTime WFOE, the VIE and the shareholders of the VIE, the shareholders of the VIE hereby acknowledge, agree and jointly and severally warrant that without the prior written consent of UTime WFOE or any party designated by UTime WFOE, the VIE shall not engage in any transaction which may have a material or adverse effect on any of its assets, businesses, employees, obligations, rights or operations (except for those occurring in the due course of business or in day-to-day business operations, or those already disclosed to UTime WFOE and with the explicit prior written consent of UTime WFOE). In addition, the VIE and its shareholders hereby jointly agree to accept and strictly implement any proposal made by UTime WFOE from time to time regarding the employment and removal of the VIE’s employees, its day-to-day business management and the financial management system of the VIE.

Spouse Consent Letter. Pursuant to a series of spousal consent letters dated March 19, 2019 and amended on September 4, 2019, executed by the spouses of the shareholders of the VIE, Mr. Bao and Mr. He, the signing spouses confirmed and agreed that the equity interests of the VIE are the own property of their spouses and shall not constitute the community property of the couples. The spouses also irrevocably waived any potential right or interest that may be granted by operation of applicable law in connection with the equity interests of the VIE held by their spouses.

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from the Company’s PRC subsidiary or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our VIE; or

●	restricting or prohibiting our use of the proceeds of its IPO to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to exert effective control over the VIE and their respective shareholders and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in our VIE, respectively. The shareholders of our VIE may have potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to effectively control our VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2020 and 2021 are as follows:

	As of March 31,
	2020	2021
	RMB	RMB
Assets
Current Assets
Cash and Cash Equivalents	364	8,305
Restricted cash	500	500
Accounts receivable, net	41,380	17,494
Prepaid expenses and other current assets, net	33,105	49,220
Due from related parties	8,413	6,990
Inventories	20,689	29,457
Total current assets	104,451	111,966
Non-current assets
Property and equipment, net	38,695	35,579
Operating lease right-of-use assets, net	2,397	1,365
Intangible assets, net	1,244	2,307
Equity method investment	833	-
Other non-current assets	8,000	3,333
Total non-current assets	51,169	42,584
Total assets	155,620	154,550

Liabilities
Current liabilities
Accounts payable	65,715	49,041
Short-term borrowings	15,000	30,800
Current portion of long-term borrowings	1,200	5,580
Due to related parties	2,000	550
Lease liability	1,032	1,080
Other payables and accrued liabilities	33,715	59,076
Income tax payables	18	18
Total current liabilities	118,680	146,145
Non-current liabilities
Long-term borrowings	5,580	-
Deferred revenue	400	-
Lease liability - non-current	1,365	285
Total non-current liabilities	7,345	285
Total liabilities	126,025	146,430

The table sets forth the revenue, net income and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Revenue	204,034	175,215	240,742
Net loss	(1,478)	(14,396)	(10,722)
Net cash provided by (used in) operating activities	4,343	(16,177)	(3,020)
Net cash used in investing activities	(7,556)	(2,269)	(2,201)
Net cash provided by financing activities	6,230	12,850	14,000

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with US GAAP.

The Outbreak of Coronavirus Disease 2019 (“COVID-19”)

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization categorized it as a pandemic. The COVID-19 outbreak is causing lockdowns, travel restrictions, and closures of businesses and schools worldwide. The potential impact which may be caused by the outbreak is uncertain; however, it may result in a material adverse impact on our financial position, operations and cash flows.

On March 24, 2020, the Indian government ordered a 21-day nationwide lockdown, followed by another order on April 14, 2020 and was extended until May 31, 2020 with numerous relaxations which inter alia permitted opening of businesses and offices with certain restrictions. The Indian government, on May 30, 2020 further extended the lockdown in certain areas identified as ‘containment zones’ until June 30, 2020 and permitted re-opening of the economy in a phased manner in areas outside the containment zones. Ministry of Home Affairs (MHA) announced that from July 1, 2020 to July 30, 2020, lockdown measures were only imposed in containment zones. In all other areas, most activities were permitted. From August 1, 2020, night curfews were removed and all inter-and intra-state travel and transportation is permitted. However, the respective state/union territory governments have been empowered to prohibit activities in areas outside containment zones or impose such restrictions as deemed necessary to contain the spread of COVID-19, which has slowed down the rate of resumption of business activities. Due to the lockdown, our operations in India were halted for several weeks. Since May 11, 2020, we resumed our sales operations in various parts of India (except those falling under containment zones). While the Indian government lifted the lockdown throughout India and took requisite steps to bring back the Indian economy on track in early 2021, a second larger outbreak of COVID-19 occurred in India in March 2021. To curb the spread of the virus, various state governments have announced lockdowns and imposed curbs on movement and economic activities of different time periods. The lockdown in the capital of India, Delhi has been lifted to a large extent. While the governments of each affected state have commenced easing the lockdown restrictions, the same may be extended or made stringent to control the spread of COVID-19. Such restrictions on continued business activities will have a detrimental impact on our business in India.

Our customers could potentially be negatively impacted by the COVID-19 outbreak, which may reduce their future orders. Our customers may reduce their future purchases from us if they are not able to complete manufacturing of their products due to the shortage of components from other suppliers. The extent of the impact of COVID-19 on our operational results and financial condition will depend on certain developments, including the duration and spread of the outbreak and impact on our customers, all of which are uncertain.

Liquidity

The Company incurred net loss of RMB11,949, RMB21,701 and RMB16,627 in the years ended March 31, 2019, 2020 and 2021, respectively. Working capital deficits were RMB4,030 and RMB17,289 as of March 31, 2020 and 2021, respectively. On April 8, 2021, the Company received net proceeds, after deducting underwriting discounts and commissions for the IPO, of $13.8 million from its issuance and sale of 3,750,000 ordinary shares, which has alleviated the substantial doubt about the Company’s ability to continue as a going concern. As of the date of consolidated financial statements for the year ended March 31, 2021 were issued, the Company expects that its existing cash, including the $13.8 million of the proceeds it received on April 8, 2021 from its ordinary share financing, will be sufficient to fund its operating expenses and capital expenditure requirements within one year after the date of the consolidated financial statements are reissued. The future viability of the Company beyond that point is dependent on its ability to generate cash from operating activities and to raise additional capital to finance its operations. If the Company is unable to obtain funding, the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax, provision for employee benefits, and going concern. Actual results could differ from those estimates and judgments.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash, and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

Receivables

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company provides an allowance for doubtful accounts when it determine that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. The Company take into consideration (a) historical bad debts experience, (b) any circumstances of which it is aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in its customer or debtor payment history, and (d) its judgments as to prevailing economic conditions in the industry and the impact of those conditions on its customers and debtors. If circumstances change, such that the financial conditions of its customers or debtors are adversely affected and they are unable to meet their financial obligations to the Company, it may need to record additional allowances, which would result in a reduction of its net income.

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. These banks’ acceptances are non-interest bearing and are collectible within six months. Its balance is combined under accounts receivable, if any.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2020 and 2021, the aggregate amount of cash and cash equivalents, and restricted cash of RMB1,054, and RMB9,477, respectively, were held at major financial institutions in PRC, where there currently is no rule or regulation requiring the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2020 and 2021, the Company recorded RMB838 and RMB878 of allowances for accounts receivable, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major customers and accounts receivable —During the year ended March 31, 2019, the Company had three customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB120,243, RMB29,651 and RMB24,820, respectively. The Company had one customer that accounted over 10% of total accounts receivable at March 31, 2019, amounting to RMB29,938. During the year ended March 31, 2020, the Company had one customer that accounted over 10% of revenues, and revenue from this customer amounted to RMB110,608. The Company had one customer that accounted over 10% of total accounts receivable at March 31, 2020, amounting to RMB36,274. During the year ended March 31, 2021, the Company had two customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB102,067 and RMB44,747 respectively. The Company had one customer that accounted over 10% of total accounts receivable at March 31, 2021, amounting to RMB10,866. Sales from the above customers relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment and sales of face mask.

Major suppliers —During the year ended March 31, 2019, the Company had one supplier accounted over 10% of total purchases and processing fees, and purchase from the supplier amounted to RMB22,775. During the year ended March 31, 2020, the Company had two suppliers accounted over 10% of total purchases and processing fees, and purchase and processing fees from the supplier amounted to RMB35,737. During the year ended March 31, 2021, the Company had no supplier accounted over 10% of total purchases and processing fees.

Inventories

Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Elements of cost in inventories include raw materials, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead. The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its existing use. Maintenance and repairs are charged to expenses as incurred. Depreciation of property and equipment are provided using the straight-line method over their estimated useful lives as follows:

Useful life
Office real estate	48 years
Furniture and equipment	3 – 6 years
Production and other machineries	5 – 10 years

Upon retirement or sale of an asset, the cost of the asset and the related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is credited or charged to other (income) expenses, net.

Intangible assets, net

Intangible asset results from the acquisition of the licensed software. The Company accounts for such licensed software with definite lives and amortized over its estimated useful life of 3 years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. No impairment charge was recognized for all periods presented.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Equity method investment

The Company’s long-term investments consist of equity method investment. Investment in entities in which the Company can exercise significant influence and holds an investment in voting common stock or in-substance common stock (or both) of the investee but does not own a majority equity interest or control are accounted for using the equity method of accounting in accordance with ASC topic 323 (“ASC 323”), Investments-Equity Method and Joint Ventures. Under the equity method, the Company initially records its investment at cost. The Company subsequently adjusts the carrying amount of the investments to recognize the Company’s proportionate share of each equity investee’s net income or loss into earnings after the date of investment. The Company evaluates the equity method investment for impairment under ASC 323. An impairment loss on the equity method investment is recognized in earnings when the decline in value is determined to be other-than-temporary.

Fair value of financial instruments

Under the FASB’s authoritative guidance on fair value measurements, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1	Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

Level 2	Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

Level 3	Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain unobservable assumptions and projections in determining the fair value assigned to such assets.

All transfers between fair value hierarchy levels are recognized by the Company at the end of each reporting period. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risks associated with investment in those instruments.

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of the Company’s borrowings approximates fair value as the borrowing bears interest rates that are similar to existing market rates

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2020 and 2021, the deferred revenue were RMB400, which was recorded as deferred revenue in non-current liabilities, and RMB 1,000, which was recorded as deferred revenue within other payables and accrued liabilities in current liabilities, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2019, 2020 and 2021 were RMB2,816, RMB1,520 and RMB1,289, respectively.

Leases

Prior to the adoption of ASC 842 on April 1, 2019:

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date of initial possession of the leased property on a straight-line basis over the term of the lease. Rental expenses incurred by the Company was RMB5,664 for the year ended March 31, 2019.

The Company has no capital leases for any of the periods presented.

Upon and hereafter the adoption of ASC 842 on April 1, 2019:

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term, and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

Commitments and Contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

Revenue recognition

The Company derives revenue principally from the sale of mobile phones and accessories. Revenue from contracts with customers is recognized using the following five steps:

1.	Identify the contract(s) with a customer;

2.	Identify the performance obligations in the contract;

3.	Determine the transaction price;

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

4.	Allocate the transaction price to the performance obligations in the contract; and

5.	Recognize revenue when (or as) the entity satisfies a performance obligation.

A contract contains a promise (or promises) to transfer goods or services to a customer. A performance obligation is a promise (or a group of promises) that is distinct. The transaction price is the amount of consideration the Company expects to be entitled from a customer in exchange for providing the goods or services.

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 17 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2019, 2020 and 2021.

Since March 2020 the Company has participated in efforts to stem the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. The Company recognizes revenue from sales of face masks upon transfer of control of its products to the customer, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Delivery of these products occurs at that point of time when the control of the products is transferred to the customer. All the face masks sold with delivery terms entered into on a Free On Board basis at Shenzhen port.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2019, 2020 and 2021:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
OEM/ODM	204,034	175,215	195,995
In-house brand	34,062	17,873	6,157
Face mask	-	-	44,747
Total	238,096	193,088	246,899

1)	Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates its revenue through product sales, and shipping terms generally indicate when it has fulfilled its performance obligations and passed control of products to its customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) it does not have the right of payment for the performance completed to date, 2) its work neither creates or enhances an assets controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by its performance.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2)	Sales of products for in-house brands

For revenue realized in Indian market, additional term of goods return may apply. Under Do Mobile’s standard contract terms, end users have a right of return for defective devices within 7 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, Do Mobile has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset and a corresponding adjustment to cost of sales. Do Mobile uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method, taking into consideration the type of products.

Contract assets and liabilities

Contract assets, such as costs to obtain or fulfill contracts, are an insignificant component of the Company’s revenue recognition process. The majority of the Company’s cost of fulfillment as a manufacturer of products is classified as inventories and property and equipment, which are accounted for under the respective guidance for those asset types. Other costs of contract fulfillment are immaterial due to the nature of the Company’s products and their respective manufacturing processes.

Contract liabilities are mainly advance from customers.

Intangible asset

Intangible asset results from the acquisition of the licensed software. The Company accounts for such licensed software with definite lives and amortized over its estimated useful life of 3 years.

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a 1 year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added Tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

Cost of Sales

Cost of sales consists primarily of material costs, direct labor costs, other direct costs, consignment manufacturing cost and manufacturing overhead, which are directly attributable to the production of products. Write-down of inventories to lower of cost or net realizable value is also recorded in cost of sales.

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB586, RMB119 and RMB103 for the years ended March 31, 2019, 2020 and 2021, respectively. The shipping and handling fees amounted to RMB2,472, RMB1,621 and RMB1,164 for the years ended March 31, 2019, 2020 and 2021, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and Development Costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs totaled RMB10,508, RMB10,754 and RMB7,193 for the years ended March 31, 2019, 2020 and 2021, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The Company’s subsidiary in India are also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB2,308, RMB1,883 and RMB426 for the years ended March 31, 2019, 2020 and 2021, respectively.

Borrowing cost

Borrowing costs attributable directly to the acquisition, construction or production of qualifying assets which require a substantial period of time to be ready for their intended use or sale, are capitalized as part of the cost of those assets. Income earned on temporary investments of specific borrowings pending their expenditure on those assets is deducted from borrowing costs capitalized. All other borrowing costs are recognized in interest expenses in the consolidated statement of comprehensive loss in the period in which they are incurred.

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes”. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2019, 2020 and 2021. As of March 31, 2020 and 2021, the Company did not have any significant unrecognized uncertain tax positions.

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMB301, RMB nil and RMB 217 for the years ended March 31, 2019, 2020 and 2021, respectively. As of March 31, 2020 and 2021, the amount set aside were RMB6,368 and RMB6,585, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Non-controlling interest

A non-controlling interest in a subsidiary of the Company represents the portion of the equity (net assets) in the subsidiary not directly or indirectly attributable to the Company. Non-controlling interests are presented as a separate component of equity on the consolidated balance sheets and net loss and other comprehensive loss are attributed to controlling and non-controlling interests.

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except that UTime Trading uses United States dollar (“US$”) as functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

In the financial statements of the Company’s subsidiaries and consolidated VIE and VIE’s subsidiary, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date. All gains and losses arising from foreign currency transactions are recorded in other (income) expenses, net in the consolidated statements of comprehensive loss.

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2021 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the US$ by the People’s Bank of China on March 31, 2021 of US$1.00 = RMB6.5713. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2021, or at any other rate.

Comprehensive income (loss)

Comprehensive income (loss) is comprised of the Company’s net income and other comprehensive income. The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments.

Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

Segment reporting

FASB ASC Topic 280, “Segment Reporting” establishes standards for reporting information about reportable segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group in deciding how to allocate resources and in assessing performance.

Management views the business as consisting of revenue streams; however they do not produce reports for, assess the performance of, or allocate resources to these revenue streams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment. Substantively all of the Company’s long-lived assets are located in the PRC.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Loss per share

Basic net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period. Diluted net loss per share is the amount of net loss available to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares, if any. Basic and diluted loss per share for each of the periods presented are calculated as follows:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Numerator:
Net loss attributable to UTime Limited, basic and diluted	(10,895)	(21,701)	(16,627)
Denominator:
Weighted average shares outstanding, basic and diluted	4,380,000	4,507,223	4,517,793
Net loss attributable to UTime Limited per ordinary share:
Basic	(2.49)	(4.81)	(3.68)
Diluted	(2.49)	(4.81)	(3.68)

Recently Adopted Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) 2018-13, Fair Value Measurement (Topic 820), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. The modified standard eliminates the requirement to disclose changes in unrealized gains and losses included in earnings for recurring Level 3 fair value measurements and requires changes in unrealized gains and losses be included in other comprehensive income for recurring Level 3 fair value measurements of instruments. The standard also requires the disclosure of the range and weighted average used to develop significant unobservable inputs and how weighted average is calculate for recurring and nonrecurring Level 3 fair value measurements. The amendment is effective for fiscal years beginning after December 15, 2019 and interim periods within that fiscal year, with early adoption permitted. The adoption of ASU 2018-13 did not have a material impact on the Company’s consolidated financial statements.

Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the CECL standards. The ASU is effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company has not early adopted this update and it will become effective on April 1, 2023 assuming the Company will remain an emerging growth company. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company is evaluating the impact of the adoption of ASU 2019-12, but does not expect it to have a material impact on income taxes as reported in its consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2020	2021
	RMB	RMB
Accounts receivable	42,253	18,400
Allowance for doubtful accounts	(838)	(878)
Accounts receivable, net	41,415	17,522

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the movement of allowance for doubtful accounts was as follows:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	1,565	1,815	838
Additions for the year	250	524	50
Reversal for the year	-	(1,511)	-
Foreign currency translation difference	-	10	(10)
Balance at the end of year	1,815	838	878

As of March 31, 2020 and 2021, the allowance for doubtful accounts amounted to RMB838 and RMB878, respectively. The Company determined that the collection of certain customers’ receivable are not probable due to financial difficulties experienced by related customers and full reserves were provided. During the year ended March 31, 2020, the Company reversed the allowance of doubtful accounts of RMB1,511 since the settlement was received from a customer.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,	As of March 31,
	2020	2021
	RMB	RMB
Advance to suppliers	16,651	39,176
Input GST (India)	1,076	769
Receivables from supply chain service providers	13,348	5,581
Expected return assets	97	2
Deferred IPO expenses	5,377	8,847
Other receivables	4,705	11,413
Allowance for doubtful accounts	(4,006)	(674)
Prepaid expenses and other current assets, net	37,248	65,114

As of March 31, 2021, other receivables consisted of deposits for leased factory building and utility amounted to RMB5,000 for which the lease shall be expired in February 2022.

The Company analyzed the collectability of other current assets based on historical collection. As a result of such analysis, the movement of allowance for doubtful accounts was as follows:

	Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	8,232	8,131	4,006
(Reversal) additions for the year	(101)	2,173	(886)
Written off for the year	-	(6,298)	(2,446)
Balance at the end of year	8,131	4,006	674

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET (cont.)

As of March 31, 2020 and 2021, the allowance for doubtful accounts on advance to suppliers of RMB350 and RMB543, respectively, primarily consisted of unrecoverable prepayment related to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers. As of March 31, 2020 and 2021, the allowance for doubtful accounts on receivables from supply chain service providers of RMB3,656 and RMB131, respectively, primarily consisted of VAT recoverable from certain supply chain companies for which the Company determined that the collection was not probable because they were either suffering from liquidity issues or prolonged delay in VAT refund from tax authorities. The Company wrote off these advance to suppliers and receivables from supplier chain companies against the corresponding allowance of doubtful accounts of RMB6,298 and RMB2,446 in the year ended March 31, 2020 and 2021, respectively, that these advances and receivables are deemed to be permanently unrecoverable.

NOTE 5 — INVENTORIES

	As of March 31,
	2020	2021
	RMB	RMB
Raw materials	24,300	32,604
Work in progress	2,813	1,476
Finished goods	7,525	11,039
Total inventory, gross	34,638	45,119
Inventory reserve	(5,962)	(13,393)
Total inventory, net	28,676	31,726

The movement of inventory reserve was as follows:

	Year Ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Balance at beginning of year	3,126	6,457	5,962
Additional charge (written off), net	3,325	(450)	7,589
Foreign currency translation difference	6	(45)	(158)
Balance at the end of year	6,457	5,962	13,393

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — PROPERTY AND EQUIPMENT, NET

	As of March 31,
	2020	2021
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	5,147	5,132
Production and other machineries	23,884	23,883
Total	50,026	50,010
Less: accumulated depreciation	11,188	14,327
Property and equipment, net	38,838	35,683

Included in furniture, fixtures and equipment is computer software with net values of RMB126 and RMB94 as of March 31, 2020 and 2021, respectively.

Depreciation charged to expense amounted to RMB3,192, RMB3,479 and RMB3,149 for the years ended March 31, 2019, 2020 and 2021, respectively.

No impairment for property and equipment was recorded for the years ended March 31, 2019, 2020 and 2021.

Details of production and other machineries on lease out under operating lease are as follows:

	As of March 31,
	2020	2021
	RMB	RMB
Cost	23,737	23,737
Less: accumulated depreciation and amortization	4,510	6,765
Net book value	19,227	16,972

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 2 years. The leases do not contain contingent payments. At March 31, 2021, the minimum future rental income to be received is as follows:

Year ending March 31,	RMB
2022	2,200
Total	2,200

For the years ended March 31, 2019, 2020 and 2021, the operating lease income of RMB2,400, RMB2,400 and RMB2,400, respectively, net of the depreciation charges of corresponding equipment of RMB2,255, RMB2,255 and RMB2,255, respectively, were recorded in other (income) expenses, net in the consolidated statements of comprehensive loss.

Operating leases as lessee

The Company leases space under non-cancelable operating leases for office and manufacturing locations and production equipment. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Most leases include option to renew in condition that it is agreed by the landlord before expiry. Therefore, the majority of renewals to extend the lease terms are not included in its right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluate the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2020	2021
	RMB	RMB
Operating lease cost	895	1,016
Short-term lease cost	1,418	1,163
Lease cost	2,313	2,179

During the year ended March 31, 2020, UTime GZ entered into supplementary agreement with the lessor and modified the original warehouse lease contract effective since September 1, 2017. Total lease amount reduced from RMB18,876 to RMB7,550 for the 4 years and 6 months’ lease period.

Supplemental cash flow information related to its operating leases was as follows for the period ended March 31, 2020 and 2021:

	Year ended March 31,
	2020	2021
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	1,130	1,325

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES (cont.)

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2021:

Year Ended March 31,
RMB
2022	1,219
2023	292
Total lease payments	1,511
Less: Interest	(82)
Present value of lease liabilities	1,429
Less current portion, record in current liabilities	(1,144)
Long-term lease liabilities, record in non-current liabilities	285

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2021:

	As of March 31,
	2020	2021
Remaining lease term and discount rate:
Weighted average remaining lease term (years)	2.19	1.23
Weighted average discount rate	8.64%	8.64%

NOTE 8 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1,425 in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. For the year ended March 31, 2019, 2020 and 2021, the Company recorded its pro-rata share of losses in Philectronics of RMB120, RMB22 and RMB nil, respectively, as other (income) expenses, net in the consolidated statements of comprehensive loss. The Company recorded RMB nil, RMB nil and RMB833 impairment losses on its investment during the years ended March 31, 2019, 2020 and 2021, respectively, as other (income) expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation.

NOTE 9 — OTHER NON-CURRENT ASSETS

	As of March 31,
	2020	2021
	RMB	RMB
Deposits for leased equipment and factory	7,500	3,000
Deposits for utility	500	-
Prepayment for an intangible asset	-	333
Total other non-current assets	8,000	3,333

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS

		As of March 31,
	Note	2020	2021
		RMB	RMB
Short-term borrowings
China Construction Bank	(a)	15,000	-
China Resources Bank of Zhuhai Co., Ltd.	(b)	-	22,000
Secured loan 1	(c)	-	800
Secured loan 2	(d)	-	8,000
		15,000	30,800

Long-term borrowings
Shenzhen Rural Commercial Bank loan 1	(e)	1,200	720
Shenzhen Rural Commercial Bank loan 2	(f)	5,580	4,860
		6,780	5,580
Representing by:
Current portion of long-term borrowings		1,200	5,580
Non-current portion of long-term borrowings		5,580	-

(a)	On April 23, 2019, UTime SZ entered into a credit agreement with China Construction Bank to borrow RMB15,000 as working capital for one year at an annual effective interest rate of 5.8%. The loan is secured by the office real estate owned by UTime SZ and accounts receivable equal to RMB22,500 owned by UTime SZ. The loan is also guaranteed by Mr. Bao and his spouse. The loan was repaid on May 9, 2020.

(b)	On November 13, 2020, UTime SZ entered into a credit agreement with China Resources Bank of Zhuhai Co., Ltd., according to which China Resources Bank of Zhuhai Co., Ltd. agreed to provide Utime SZ with a credit facility of up to RMB22,000 with a two-year team from November 13, 2020 to November 13, 2022. On November 18, 2020, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd. to borrow RMB22,000 as working capital for one year at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse.

(c)	In July 2020, UTime GZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime GZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. In July 2020, UTime GZ obtained a loan under this factoring contract at the amount of RMB1,800 by factoring the receivables due from Huizhou TCL Mobile Communication Company Limited (“TCL Huizhou”) between January 1, 2020 and July 1, 2021, the annual effective interest rate of which is 8.0%. The loan was repaid in January 2021. TCL Factoring has the right of recourse to UTime GZ, and as a result, these transactions were recognized as secured borrowings. UTime GZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou between January 1, 2020 and July 1, 2021. This credit facility was also guaranteed respectively by Mr. Bao and UTime SZ, each for an amount up to RMB4,000. UTime GZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. In January 2021, UTime GZ obtained a loan of RMB800.

(d)	In November 2020, UTime SZ and TCL Factoring executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. During December 2020 to February 2021, UTime SZ obtained loans under the factoring agreement at the total amount of RMB8,000 by factoring the receivables due from TCL Huizhou between November 17, 2019 and November 17, 2022, the annual effective interest rate of which is 8.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou between November 17, 2019 and November 17, 2022. This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20,000. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(e)	On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2,000 for a term of 3 years, which is payable at monthly installment of RMB40 from August 21, 2018 to August 8, 2021, with a balloon payment of the remaining balance in the last installment. The loan was pledged by 30% of equity interests of UTime SZ owned by Mr. Bao and is also guaranteed by Mr. Bao. On March 19, 2019, the pledged equity interests of UTime SZ was released and replaced by deposit of RMB500 as restricted cash with the bank to secure the loan. RMB480 and RMB480 were repaid by UTime SZ during year ended March 31, 2020 and 2021, respectively. As of March 31, 2020 and 2021, the balance of the loan are RMB1,200 and RMB720, respectively. Out of the total outstanding loan balance, current portion amounted were RMB480 and RMB720 as of March 31, 2020 and 2021, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB720 and RMB nil are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2020 and 2021, respectively.

(f)	On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6,000 for a term of 3 years, which is payable at monthly installment of RMB60 from September 21, 2019 to August 20, 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. RMB420 and RMB720 were repaid by UTime SZ during year ended March 2020 and 2021, respectively. As of March 31, 2020 and 2021, the balance for this loan is RMB5,580 and RMB4,860, respectively. Out of the total outstanding loan balance, current portion amounted were RMB720 and RMB4,860 as of March 31, 2020 and 2021, respectively, which are presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB4,860 and RMB nil are presented as non-current liabilities in the consolidated balance sheet as of March 31, 2020 and 2021, respectively.

NOTE 11 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2020	2021
	RMB	RMB
Advance from customers	16,866	38,769
Accrued payroll	9,031	8,335
VAT payable	5,823	3,900
Refund liabilities	110	2
Product warranty	105	253
Deferred revenue	-	1,000
Other payables	2,977	7,831
Total	34,912	60,090

As of March 31, 2020, other payables included RMB1,000 advance from supply chain service provider. As of March 31, 2021, other payables mainly included RMB6,084 payables for materials provided by a customer for processing and assembling mobile phones.

NOTE 12 — OTHER (INCOME) EXPENSES, NET

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Exchange (gains) losses, net	(4,540)	323	3,703
Provision for doubtful accounts, net	149	1,186	(836)
Government grants	(2,816)	(1,520)	(1,289)
Loss on equity method investment	120	22	833
Others	176	(4)	464
Total	(6,911)	7	2,875

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — INCOME TAX EXPENSES (BENEFITS)

Net loss before taxes of RMB11,451, RMB21,454 and RMB16,627 were mainly attributed by non-U.S. entities for the years ended March 31, 2019, 2020 and 2021, respectively.

Cayman Islands

UTime Limited is incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, the Company is not subject to income or capital gains taxes. In addition, dividend payments are not subject to withholdings tax in the Cayman Islands.

British Virgin Islands

Bridgetime is incorporated in the British Virgin Islands and is not subject to tax on income or capital gains under current British Virgin Islands law. In addition, dividend payments are not subject to withholdings tax in British Virgin Islands.

Hong Kong

UTime HK and UTime Trading, which were incorporated in Hong Kong, are subject to a two-tiered income tax rates for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2,000 of profits earned will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

India

Do Mobile, which was incorporated in India, is subject to a corporate income tax rate of 25% on the assessable profits, plus any surcharge if required.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiary, VIE and subsidiary of VIE in the PRC are subject to a uniform income tax rate of 25% for the years presented. UTime SZ is regarded as a Certified High and New Technology Enterprise (“HNTE”) and entitled to a favorable statutory tax rate of 15%. Preferential tax treatment of UTime SZ as HNTE from November 2, 2015 to October 16, 2021 has been granted by the relevant tax authorities. UTime SZ is entitled to a preferential tax rate of 15% which is subject to review by every three years. As a result of these preferential tax treatments, the reduced tax rates applicable to UTime SZ for the years ended March 31, 2019, 2020 and 2021 are 15%. However, UTime SZ has not enjoyed the above-mentioned preferential tax treatments for the years ended March 31, 2019, 2020 and 2021 due to its loss position and as such there is no impact of these tax holidays on net loss per share.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from January 1, 2018 to December 31, 2020, according to a tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). In March 2021, a new tax incentives policy promulgated by the State Tax Bureau of the PRC which increased the additional tax deduction from 75% to 100% from January 1, 2021 onwards.

In general, the PRC tax authority has up to five years to conduct examinations of the Company’s tax filings. In addition, under applicable PRC tax laws and regulations, arrangements and transactions among related parties may be subject to audit or scrutiny by the PRC tax authorities within ten years after the taxable year when the arrangements or transactions are conducted. The Company is subject to the applicable transfer pricing rules in the PRC in connection to the transactions between its subsidiaries, VIE and subsidiaries of VIE located inside and outside PRC.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — INCOME TAX EXPENSES (BENEFITS) (cont.)

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2019, 2020 and 2021.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Current tax expenses (benefits)	498	247	(364)
Deferred tax expenses	-	-	-
Total income tax expenses	498	247	(364)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2020	2021
	RMB	RMB
Deferred tax assets:
Impairment on receivables	2,358	2,217
Inventories	1,542	2,832
Deferred revenue	544	1,062
Accrued expenses and employee benefits	1,247	1,151
Equity method investment and others	477	1,370
Net operating loss carry forwards	14,551	15,467
Total gross deferred tax assets	20,719	24,099
Less: valuation allowances	(17,963)	(20,972)
Total deferred tax assets, net of valuation allowance	2,756	3,127
Prepaid expenses and other current assets	(415)	(980)
Unrealized foreign exchange difference and others	(2,341)	(2,147)
Deferred tax assets, net	-	-

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. While the Company has optimistic plans for its business strategy, it determined that a full valuation allowance was necessary against all net deferred tax assets as of March 31, 2020 and 2021, given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

As of March 31, 2020, the Company’s total net operating loss carry forwards was RMB78,223 out of which, RMB49,096 would expire from 2020 through 2030, and RMB29,127 can be carried forward indefinitely. As of March 31, 2021, the Company’s total net operating loss carry forwards was RMB82,782 out of which, RMB55,236 would expire from 2021 through 2030, RMB27,545 can be carried forward indefinitely.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — INCOME TAX EXPENSES (BENEFITS) (cont.)

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2019	2020	2021
	%	%	%
Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	2	(3)	(2)
Effect of different tax jurisdiction	4	-	(6)
Effect of permanence differences	(3)	(6)	(1)
Research and development super-deduction	10	5	5
Changes in valuation allowance	(42)	(21)	(21)
Under provision in prior year	-	(1)	2
Total income tax provision	(4)	(1)	2

The Company accounts for uncertainty in income taxes using a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized and recorded as necessary in the provision for income taxes.

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2020 and 2021, the Company did not have any significant uncertain tax positions.

The Company is subject to taxation in China, Hong Kong and India. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB100. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company
Mr. He	Beneficially shareholder of the Company
Mr. Yu	Chief Financial Officer of the Company
Philectronics	An equity method investee of the Company

(1)	Due from related parties

	As of March 31,
	2020	2021
	RMB	RMB
Philectronics	553	513
Mr. Bao	970	48
Mr. He (i)	6,429	6,429
Mr. Yu	461	-
	8,413	6,990

(i)

On April 19, 2019, UTime SZ approved a board resolution and also approved a shareholder resolution in August 2019, both of which agreed Mr. He, the controlling shareholder of HMercury Capital Limited, to invest in UTime SZ’s equity interest of RMB21,429 of which RMB15,000 was received during the year ended March 31, 2020. As of March 31, 2020 and 2021, the amount due from Mr. He was RMB6,429. On July 19, 2021, Mr. He fully repaid the RMB6,429.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2020	2021
	RMB	RMB
Mr. Bao (i)	2,323	849
Philectronics	541	516
	2,864	1,365

(i)	During the year ended March 31, 2020, UTime SZ approved a shareholder resolution that agreed Mr. Bao to invest a consideration of RMB23,884 as UTime SZ’s equity interest. The consideration primarily consisted of the amount due to Kaiweixin of RMB23,035 as of March 31, 2019. During the year ended March 31, 2021, the Company and Mr. Bao agreed to offset the amount due form Mr. Bao and amount due to Mr. Bao of RMB850.

(3)	Transaction with related parties

(a)	Sales revenue

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Philectronics	845	-	-
	845	-	-

NOTE 15 — SHAREHOLDERS’ EQUITY

The Company was incorporated on October 9, 2018, with authorized share capital of US$15,000 divided into 150,000,000 shares, of which 140,000,000 shares are designated as ordinary shares at par value of US$0.0001 each and 10,000,000 shares as preferred shares at par value of US$0.0001 each. On October 9, 2018, the Company issued 12,000,000 ordinary shares with par value of US$0.0001 to its sole shareholder, Mr. Bao, in connection with the incorporation of the Company. On June 3, 2019, the Company issued 377,514 ordinary shares, par value US$0.0001 per share, to HMercury Capital Limited.

On April 29, 2020, the Company approved a board resolution, which became effective immediately, that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, in accordance with their respective share percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively, before and after the repurchase of ordinary shares in April 2020. The Company considers this repurchase of ordinary shares was part of the Company’s recapitalization to result in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares being issued and outstanding or reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to 0.365-for-1 reverse stock split. The issuance and repurchase of ordinary shares are considered as a part of the Reorganization of the Company, which was retroactively applied as if the transaction occurred at the beginning of the period presented. As of March 31, 2020 and 2021, the Company had 140,000,000 authorized ordinary shares, and 4,517,793 ordinary shares were issued and outstanding, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — COMMITMENTS AND CONTINGENCIES

Contingencies

In the opinion of management, no pending or known threatened claims, actions or proceedings against the Company are expected to have a material adverse effect on its financial position, results of operations or cash flows. There is no contingency existing as of March 31, 2020 and 2021.

At March 31, 2021, the Company had RMB777 of open capital commitments.

NOTE 17 — REVENUE AND GEOGRAPHY INFORMATION

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Feature phone	175,432	173,190	144,032
Smart phone	57,056	19,228	56,885
Face mask	-	-	44,747
Others	5,608	670	1,235
Total	238,096	193,088	246,899

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Mainland China	86,754	83,124	112,400
Hong Kong	69,839	51,885	30,030
India	34,063	17,873	6,157
Africa	4,538	18,003	19,536
The United States	36,349	19,904	17,277
South America	4,065	-	45,743
Others	2,488	2,299	15,756
Total	238,096	193,088	246,899

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2020	2021
	RMB	RMB
PRC	41,092	36,944
India	143	168
Total	41,235	37,112

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB8,000 and RMB333, the intangible assets, net of RMB1,244 and RMB2,307, the equity method investment of RMB833 and RMB0 were excluded from long-lived assets as of March 31, 2020 and 2021, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB71,681 and RMB71,898 as of March 31, 2020 and 2021.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from equity method investments”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BALANCE SHEETS

	As of March 31,
	2020	2021
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	-	6
Prepaid expenses and other current assets	5,377	13,801
Non-current assets
Investment in subsidiaries	43,056	32,181
Total assets	48,433	45,988

Liabilities and shareholders’ equity
Current liabilities
Inter-company payable	8,174	20,380
Due to related parties	322	299
Other payables and accrued liabilities	-	131
Total liabilities	8,496	20,810

Shareholders’ equity
Preferred share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2020 and 2021
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 4,517,793 shares as at March 31, 2020 and 2021	4	4
Additional paid-in capital	73,217	73,217
Accumulated deficit	(32,817)	(49,444)
Accumulated other comprehensive (loss) income	(467)	1,401
Total shareholders’ equity	39,937	25,178
Total liabilities and shareholders’ equity	48,433	45,988

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
Loss from equity method investments	(10,895)	(18,581)	(12,618)
Operating expenses	-	(3,120)	(4,009)
Net loss	(10,895)	(21,701)	(16,627)
Foreign currency translation difference	(1,422)	(837)	1,868
Comprehensive loss	(12,317)	(22,538)	(14,759)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2019	2020	2021
	RMB	RMB	RMB
CASH FLOW FROM OPERATING ACTIVTIES
Net loss	(10,895)	(21,701)	(16,627)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	10,895	18,581	12,618
Changes in operating assets and liabilities:
Inter-company receivable	(307)	307	-
Prepaid expenses and other current assets	(3,044)	(2,333)	(8,424)
Inter-company payable	3,044	5,130	12,206
Related parties	307	16	(23)
Other payables and accrued liabilities	-	-	131
Net cash used in operating activities	-	-	(119)
Effect of exchange rate changes on cash and cash equivalent and restricted cash			125
Net change in cash and cash equivalents	-	-	6
Cash and cash equivalents, beginning of year	-	-	-
Cash and cash equivalents, end of year	-	-	6

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2020 and 2021, respectively.

NOTE 19 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of March 31, 2021, the date on which the financial statements are available to be issued (“the date of the financial statements”).

(1)	IPO on Nasdaq Capital Market

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share. The net proceeds to the Company from IPO were approximately US$13.8 million after deducting underwriting discounts and commissions.

(2)	Bank Borrowings

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2,000 for a term of 3 years, which is payable at monthly installment of RMB20 from July 16, 2021 to July 16, 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao.

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7,000 for a term of 3 years, which is payable at monthly installment of RMB70 from July 16, 2022 to July 16, 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao.

On July 14, 2021 UTime SZ entered into a working capital loan agreement with Bank of Communications to borrow RMB10,000 for an unfixed term. On July 19, 2021, UTime SZ obtained a loan under this working capital loan agreement at the amount of RMB3,000 which is due on July 6, 2022. The annual effective interest rate of this loan is 4.6% and the balance is payable on July 6, 2022. The loan is guaranteed by Mr. Bao and his spouse.