Form 20-F
period 2022-03-31
UTime Ltd
filed 2022-10-31
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2022

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 15, 2022 was: 8,267,793 ordinary shares, par value $0.0001 per share.

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

Yes ☐   No ☒

UTIME LIMITED

FORM 20-F ANNUAL REPORT

i

PART I

CERTAIN INFORMATION

In this annual report on Form 20-F, unless otherwise indicated, “we,” “us,” “our,” the “Company” or similar terms refer to UTime Limited, a Cayman Islands exempted company, and/or its wholly-owned subsidiaries, other than the variable interest entity, unless the context otherwise indicates; and “VIE” refers to the variable interest entity, United Time Technology Co., Ltd. UTime Limited’s operations in China are conducted primarily through the VIE and its subsidiaries in China, and UTime Limited does not conduct any business on its own. The financial results of the VIE and its subsidiaries are consolidated into our financial statements for accounting purposes, but we do not hold any equity interest in the VIE or any of its subsidiaries. Investors are purchasing an interest in UTime Limited, a Cayman Islands holding company.

Please see Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning on page 41 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of our securities.

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China - Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.” on page 44.

GLOSSARY OF TERMS

The following is a glossary of the electronics industry and the PRC and Indian legal systems used in this annual report on Form 20-F. Other defined terms may be found in the body of this annual report.

AQSIQ	Administration of Quality Supervision, Inspection and Quarantine
BIS	Bureau of Indian Standards
BOM	bill of materials
CAB	Conformance Assessment Body
CAC	Cyberspace Administration of China
CCB	China Construction Bank
CCI	Competition Commission of India
CNCA	Certification and Accreditation Administration of China
CPA	Consumer Protection Act, 1986
CRBZ	China Resources Bank of Zhuhai Co., Ltd.
CSRC	China Securities Regulatory Commission
DGFT	Directorate General of Foreign Trade
DOT	The Department of Telecommunication, Government of India
EMS	Electronics Manufacturing Services
EPF Act	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952
ESI Act	Employees’ State Insurance Act, 1948
FDI	Foreign Direct Investment
FEMA	Foreign Exchange and Management Act, 1999
FEMA Rules, 2019	Foreign Exchange Management (Non-debt Instruments) Rules, 2019
FLA	Foreign Liabilities and Assets
Gratuity Act	Payment of Gratuity Act, 1972
HFCA Act	The Holding Foreign Companies Accountable Act
ID	Industrial Design
IE Code	Importer Exporter Code Number
IMF	International Monetary Fund
IoT	Internet of Things
IPR	Intellectual Property Right
JV	joint venture
mAh	Milliamp hour
MD	Mechanic Design

MIIT	Ministry of Industry and Information Technology
MOFCOM	Ministry of Commerce of the PRC
MRP	Material Requirements Planning
NCLT	National Company Law Tribunal
NDRC	National Development and Reform Commission
ODM	Original Design Manufacturer
OEM	Original Equipment Manufacturer
OGL	Open General License
PCAOB	Public Company Accounting Oversight Board (United States)
PCBA	Printed circuit board and assembly
PFIC	passive foreign investment company
POSH Act	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013
PRC	People’s Republic of China
RBI	Reserve Bank of India
Rs.	Indian Rupee
SAFE	State Administration of Foreign Exchange
SCNPC	Standing Committee of the National People’s Congress
SEBI	Securities and Exchange Board of India
Shops Act	Shops and Commercial Establishments Act
SMF	Single Master Form
SMT	Surface Mounting Technology
TM Act	Trade Marks Act, 1999
TQM	Total Quality Management
VIE	Variable Interest Entity, which refers to United Time Technology Co., Ltd.
WOS	Wholly owned subsidiary

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2022, the cash buying rate announced by the People’s Bank of China was RMB6.3482 to $1.00.

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

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

UTime Limited is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through the VIE and its subsidiaries in China. Our WOS in China has maintained a series of contractual arrangements with the VIE and its shareholders, which established the VIE structure. Investing in UTime Limited’s ordinary shares is highly speculative and involves a significant degree of risk. This variable interest entity structure involves unique risks to investors. There is no limitation or restriction on foreign investment in the industry where our VIE operates at present. We adopt the VIE structure, because Chinese laws prohibit foreign investors from holding more than 50% of equity interests in value-added telecommunication businesses, which we may explore and operate in the future, and our indirectly wholly-owned Chinese subsidiary, Shenzhen UTime Technology Consulting Co., Ltd., or UTime WFOE, as a foreign invested enterprise under Chinese laws, is not eligible to operate a value-added telecommunication business in China. Instead, our VIE and subsidiaries of VIE located inside the PRC are the Chinese operating companies.  We do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Accordingly, we operate the businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among UTime WFOE, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Investors in our ordinary shares are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. Investors in our ordinary shares may never directly hold equity in the VIE and its subsidiaries.

A series of contractual agreements, including business operation agreement, equity pledge agreement, exclusive technical consultation and service agreement, exclusive call option agreement, power of attorney and spousal consent letters, have been entered into by and among UTime WFOE, the VIE and its respective shareholders. These contractual agreements enable us to: (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws.

Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company—4A. History and Development of the Company-Contractual Arrangements with the VIE and its Respective Shareholders.”

However, the contractual agreements may not be as effective as the control provided by having a direct ownership in the VIE and we may incur substantial costs to enforce the terms of the arrangements. We have no direct or indirect equity interests in the VIE or any of its subsidiaries. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual agreements. The contractual agreements have not been tested in a court of law. Meanwhile, there are very few precedents as to whether contractual agreements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE, and our ability to conduct our business may be materially adversely affected. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its PRC subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. Any event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of our ordinary shares diminishing substantially or even become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We do not hold direct equity interest in the VIE. We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “—The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

We are subject to risks due to the uncertainty of the interpretation and application of the laws and regulations of the PRC, regarding the VIE and the VIE structure, including, but not limited to, regulatory review of overseas listing of PRC companies through a special purpose vehicle, and the validity and enforcement of the contractual arrangements with the VIE. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or the VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures.

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. We are also subject to the risk that the Chinese regulatory authorities could disallow the VIE structure, which could result in a material change in our operations and the value of our ordinary shares, including that it could cause the value of our ordinary shares to significantly decline or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure— UTime Limited is a holding company with no material operation. We conduct substantially all of our operations through the VIE and its subsidiaries, and we rely on contractual arrangements with the VIE and its shareholders to operate our business. If the PRC government deems that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings conducted by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements to regulate business operations in China, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer ordinary shares to investors, or cause the value of such ordinary shares to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of UTime WFOE, the VIE and the VIE’s subsidiaries in China has obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China. UTime WFOE, the VIE and the VIE’s subsidiaries in China are not operating in an industry that prohibits or limits foreign investment. As a result, UTime WFOE, the VIE and the VIE’s subsidiaries in China are not required to obtain any permission from Chinese authorities to operate other than those requisite for a domestic company in China will need to engage in the businesses similar to ours. Such licenses and permissions include, among others, the Business License, Record Registration Form for Foreign Trade Business Operators and Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity, and other relevant permits required for operating our business. Neither have we nor our subsidiaries or the VIE or the VIE’s subsidiaries received any denial of permissions for their operation.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers (the “New Regulations”). For more detailed information, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Overseas Listings.” And “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Information Security and Censorship.” According to the New Regulations, if enacted as currently proposed as applicable to draft laws, regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. If the New Regulations are enacted as currently proposed and we fail to obtain the relevant approval or complete other filing procedures thereof, for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may be required to obtain permission or approval from Chinese authorities to operate and issue ordinary shares to foreign investors in our offering and/or listing on the NASDAQ Capital Market, and if required and we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our ordinary shares may substantially decline in value and become worthless. The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. We have not applied for, received or been denied approval from Chinese authorities to list on the NASDAQ Capital Market” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Security and privacy breaches may expose us to liability and harm our reputation and business.”

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or the CAC or any other PRC governmental authorities for our offering and/or list on the NASDAQ Capital Market. Furthermore, we have not received any penalty, investigation or warning in connection with the operations of UTime WFOE, the VIE and VIE’s subsidiaries from the CSRC or the CAC or any other PRC governmental authorities, nor have we or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our offering from the CSRC or any other PRC governmental authorities. We believe that we, the VIE and the VIE’s subsidiaries have received has obtained all permissions and approvals to operate their respective business and are not required to obtain additional permission or approval from Chinese authorities to issue our ordinary shares to foreign investors or list on the NASDAQ Capital Market based on the PRC laws, regulations and rules currently in effect. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE or the VIE’s subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our structure, which would likely result in a material change in our operations, including our ability to continue our existing structure, carry on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We or the VIE or the VIE’s subsidiaries may also be subject to penalties and sanctions imposed by the PRC regulatory authorities, including the CSRC, if we or the VIE or the VIE’s subsidiaries fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, which would likely cause the value of our ordinary shares to significantly decline or become worthless.

Cash and Asset Flows through Our Organization

Our Hong Kong subsidiary, or UTime HK, may transfer funds to UTime WFOE through an increase in the registered capital or loans to UTime WFOE. However, the receipt of funds by UTime WFOE through an increase in registered capital or loans requires UTime WFOE to apply for, seek approval from or register with the relevant PRC authorities or the local bank and this process may be time consuming. Because UTime Limited and its subsidiaries do not have equity ownership in the VIE, they are not able to make direct capital contributions to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE with business support, technical and consulting services in exchange for service fees from the VIE, pursuant to the Exclusive Technical Consultation and Service Agreement, which is part of the contractual arrangements. These service fees shall be recognized as expenses of VIE, with a corresponding amount as revenue by UTime WFOE and then completely eliminate in consolidation level. For income tax purposes, UTime WFOE and the VIE will file income tax returns on a separate company basis. The service fees paid are recognized as a tax deduction by the VIE and as revenue by UTime WFOE. The PRC’s statutory Enterprise Income Tax (“EIT”) rates is 25%. Any limitation on the ability of the VIE to pay service fees to UTime WFOE, or any tax implications of making service fees payments to UTime WFOE, could have a material adverse effect on UTime WFOE’s financial condition. In addition, UTime WFOE may provide loans to the VIE, subject to statutory limits and restrictions.

Our business is conducted by the VIE, including its subsidiaries. In addition to funds generated from sales of mobile handsets and other products, the VIE’s operations may be financed by loans from UTime WFOE, which may receive funds from UTime Limited, through either capital contributions or loans, directly or indirectly. Funds from the VIE to UTime Limited are remitted as service fees to UTime WFOE, which, in turn, makes distributions or pays dividends to UTime HK, then to UTime Limited. Both investment in Chinese companies, which are governed by the Foreign Investment Law, and the dividends and distributions from UTime WFOE to UTime HK, then to UTime Limited are subject to regulations and restrictions on dividends and other payment to parties outside of China. Applicable PRC law permits payment of dividends to UTime Limited by our PRC subsidiaries only out of their net income, if any, which are determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary and the VIE and its subsidiaries in China are required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserves have reached 50% of such company’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each PRC company.

As a Cayman Islands holding company, UTime Limited may receive dividends from UTime WFOE through UTime HK, our intermediary holding companies in Hong Kong. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and relevant implanting notice, if UTime HK satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to UTime HK would be subject to withholding tax at a reduced rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to us through our Hong Kong subsidiary s may not qualify to enjoy certain treaty benefits”.

In addition, to the extent our cash is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE and the VIE’s subsidiaries by the PRC government to transfer cash. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of the VIE and VIE’s PRC subsidiaries’ income are received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Our cash dividends, if any, will be paid in U.S. dollars. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “D. Risk Factors — Risks Related to Doing Business in China— Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” In contrast, presently, there is no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong subsidiary is able to transfer cash without any limitation to its direct parent company, UTime Limited, under normal circumstances.

As of the date of this annual report, there have not been any dividends or distributions by and among UTime Limited, its subsidiaries, the VIE and subsidiaries of VIE, to investors. UTime Limited has not declared or paid any cash dividends, nor does it have any present plan to pay any cash dividends on its ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

In addition, as of the date of this annual report, no amounts owed under the contractual arrangements has been settled by or between the VIE and its subsidiaries, and UTime WFOE.   The VIE intends to distribute earnings or settle amounts owed under the contractual arrangements. We anticipate that, to the extent that the VIE requires funds from us for its operations, UTime Limited will provide funds in the manner described above, and to the extent that VIE generates positive cash flow from its operations in excess of its requirements for its operations, it will transfer such excess funds to UTime Limited, through service payments to UTime WFOE.

Our subsidiaries and the VIE conduct business transactions that include trading activities, provision of services and intercompany advances. The transactions and cash flows that have occurred between UTime Limited (“Parent”), VIE and its consolidated subsidiaries (“VIE”), UTime WFOE that are the primary beneficiary of the VIE (“WFOE”), an aggregation of other entities that are consolidated (“other entities”) are summarized as the following:

	March 31, 2020						March 31, 2021						March 31, 2022
	RMB						RMB						RMB
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Intercompany receivables
Opening	6,626	24,728	-	29	(31,383)	-	6,972	38,912	-	28	(45,912)	-	6,466	45,985	-	392	(52,843)	-
Sales	-	14,900	-	55	(14,955)	-	-	-	-	402	(402)	-	-	-	-	-	-	-
Receipts	-	(11,308)	-	(55)	11,363	-	-	(3,815)	-	(38)	3,853	-	-	(1,283)	-	-	1,283	-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	9,201	-	-	(9,201)	-	-	13,900	-	-	(13,900)	-	-	5,430	-	542	(5,972)	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	88,263	-	-	-	(88,263)	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	(19,003)	-	-	-	19,003	-
Expenses charged by other entities	-	-	-	-	-	-	-	(203)	-	-	203	-	-	-	-	-	-	-
Exchange difference	346	1,391	-	(1)	(1,736)	-	(506)	(2,809)	-	-	3,315	-	(2,381)	(1,513)	-	(13)	3,907	-
Closing	6,972	38,912	-	28	(45,912)	-	6,466	45,985	-	392	(52,843)	-	73,345	48,619	-	921	(122,885)	-

Intercompany payables
Opening	6,319	38	-	24,960	(31,317)	-	15,146	38	3	30,650	(45,837)	-	26,846	237	8	25,604	(52,695)	-
Purchase	-	66	-	15,007	(15,073)	-	-	199	-	-	(199)	-	-	-	-	-	-	-
Payments	-	(66)	-	(11,318)	11,384	-	-	-	-	(3,956)	3,956	-	-	-	-	(1,283)	1,283	-
Payments on behalf of Parent/WFOE/Other entities by VIE	8,490	-	3	708	(9,201)	-	12,857	-	5	1,003	(13,865)	-	5,619	700	3	(350)	(5,972)	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	88,263	(88,263)	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,003)	19,003	-
Exchange difference	337	-	-	1,293	(1,630)	-	(1,157)	-	-	(2,093)	3,250	-	(973)	(10)	-	(3,024)	4,007	-
Closing	15,146	38	3	30,650	(45,837)	-	26,846	237	8	25,604	(52,695)	-	31,492	927	11	90,207	(122,637)	-

Financial Information Related to the Condensed Consolidated VIE

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the Parent, the VIE, the WFOE and the other entities, elimination and consolidated total (in thousands of RMB or US$) as of and for the years ended March 31, 2020, 2021 and 2022.

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	Year Ended March 31, 2020						Year Ended March 31, 2021						Year ended March 31, 2022
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated

Net sales (1)	-	190,115	-	17,928	(14,955)	193,088	-	240,742	-	6,559	(402)	246,899	-	273,979	-	1,529	-	275,508	43,399
Cost of sales (1)	-	170,816	-	17,992	(15,073)	173,735	-	222,567	-	6,364	(199)	228,732	-	259,908	-	1,815	-	261,723	41,228
Gross profit (loss)	-	19,299	-	(64)	118	19,353	-	18,175	-	195	(203)	18,167	-	14,071	-	(286)	-	13,785	2,171
Operating expenses	3,120	31,703	2	4,449	(212)	39,062	4,009	26,800	3	2,656	(771)	32,697	6,483	38,885	3	2,804	111	48,286	7,606
Loss from operations	(3,120)	(12,404)	(2)	(4,513)	330	(19,709)	(4,009)	(8,625)	(3)	(2,461)	568	(14,530)	(6,483)	(24,814)	(3)	(3,090)	(111)	(34,501)	(5,435)
Investment loss from VIE/subsidiaries	18,581	-	-	-	(18,581)	-	12,618	-	-	-	(12,618)	-	32,350	-	-	-	(32,350)	-	-
Interest expenses	-	1,745	-	-	-	1,745	-	2,461	-	-	-	2,461	-	4,875	-	-	-	4,875	768
Loss before income taxes	(21,701)	(14,149)	(2)	(4,513)	18,911	(21,454)	(16,627)	(11,086)	(3)	(2,461)	13,186	(16,991)	(38,833)	(29,689)	(3)	(3,090)	32,239	(39,376)	(6,203)
Income tax expenses (benefit)	-	247	-	-	-	247	-	(364)	-	-	-	(364)	-	(46)	-	-	-	(46)	(7)
Net loss	(21,701)	(14,396)	(2)	(4,513)	18,911	(21,701)	(16,627)	(10,722)	(3)	(2,461)	13,186	(16,627)	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(6,196)

(1)	Relates mainly to changes in accounts receivable and accounts payable relating to transaction as mentioned in note (1), i.e. sales of Semi-Knocked Down (“SKD”) from UTime Trading to Do Mobile.

Selected Condensed Consolidated Balance Sheets Data

	March 31, 2021						March 31, 2022
	RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Assets
Current Assets
Cash and cash equivalents	6	8,305	3	663	-	8,977	1	192	3	66,496	-	66,692	10,506
Restricted cash	-	500	-	-	-	500	-	500	-	-	-	500	79
Accounts receivable, net	-	17,494	-	28	-	17,522	-	22,391	-	26	-	22,417	3,531
Prepaid expenses and other current assets, net	13,801	49,220	-	2,093	-	65,114	23,195	42,431	-	189	-	65,815	10,368
Intercompmany receivables (1)	6,466	45,985	-	392	(52,843)	-	73,345	48,619	-	921	(122,885)	-	-
Due from related parties	-	6,990	-	-	-	6,990	-	1,422	-	-	-	1,422	224
Inventories	-	29,457	-	2,269	-	31,726	-	36,018	-	53	-	36,071	5,682
Total current assets	20,273	157,951	3	5,445	(52,843)	130,829	96,541	151,573	3	67,685	(122,885)	192,917	30,390
Non-Current assets
Property and equipment, net	-	35,579	-	104	-	35,683	-	38,227	-	43	-	38,270	6,028
Operating lease right-of-use assets, net	-	1,365	-	64	-	1,429	-	16,319	-	-	-	16,319	2,571
Intangible assets, net	-	2,307	-	-	-	2,307	-	2,592	-	-	-	2,592	408
Long-term investments	32,181	-	-	-	(32,181)	-	1,610	-	-	-	(1,610)	-	-
Equity method investment	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current assets	-	3,333	-	-	-	3,333	-	541	-	-	-	541	85
Total non-current assets	32,181	42,584	-	168	(32,181)	42,752	1,610	57,679	-	43	(1,610)	57,722	9,092
Total Assets	52,454	200,535	3	5,613	(85,024)	173,581	98,151	209,252	3	67,728	(124,495)	250,639	39,482

Liabilities and Stockholder’s equity
Current liabilities
Accounts payable	-	49,041	-	79	1	49,121	-	74,497	-	34	-	74,531	11,740
Short-term borrowings	-	30,800	-	-	-	30,800	-	35,780	-	-	-	35,780	5,636
Current portion of long-term borrowings	-	5,580	-	-	-	5,580	-	800	-	-	-	800	126
Due to related parties	299	550	-	516	-	1,365	289	3,728	-	482	-	4,499	709
Lease liability	-	1,080	-	64	-	1,144	-	3,360	-	-	-	3,360	529
Other payables and accrued liabilities	131	59,076	-	883		60,090	1,382	42,423	-	343	-	44,148	6,954
Intercompmany payables (1)	26,846	237	8	25,604	(52,695)	-	31,492	927	11	90,207	(122,637)	-	-
Income tax payables	-	18	-	-	-	18	-	18	-	-	-	18	3
Total current liabilities	27,276	146,382	8	27,146	(52,694)	148,118	33,163	161,533	11	91,066	(122,637)	163,136	25,697
Non-current liabilities
Long-term borrowings	-	-	-	-	-	-	-	8,020	-	-	-	8,020	1,263
Deferred revenue	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax liability	-	-	-	-	-	-	-	466	-	-	-	466	73
Lease liability - non-current	-	285	-	-	-	285	-	14,549	-	-	-	14,549	2,292
Total non-current liabilities	-	285	-	-	-	285	-	23,035	-	-	-	23,035	3,628
Total liabilities	27,276	146,667	8	27,146	(52,694)	148,403	33,163	184,568	11	91,066	(122,637)	186,171	29,325

Ordinary shares	4	-	-	-	-	4	5	-	-	-	-	5	1
Additional paid-in capital	73,217	72,413	-	807	(73,220)	73,217	152,236	72,413	-	807	(73,220)	152,236	23,981
Accumulated deficit	(49,444)	(20,281)	(5)	(23,329)	43,615	(49,444)	(88,277)	(49,427)	(8)	(26,419)	75,854	(88,277)	(13,904)
Accumulated other comprehensive income	1,401	1,736	-	989	(2,725)	1,401	1,024	2,218	-	2,274	(4,492)	1,024	161
Total UTime Limited shareholder’s equity	25,178	53,868	(5)	(21,533)	(32,330)	25,178	64,988	25,204	(8)	(23,338)	(1,858)	64,988	10,239
Non-controlling interests	-	-	-	-	-	-	-	(520)	-	-	-	(520)	(82)
Total shareholders’ equity	25,178	53,868	(5)	(21,533)	(32,330)	25,178	64,988	24,684	(8)	(23,338)	(1,858)	64,468	10,157
Total liabilities and shareholders’ equity	52,454	200,535	3	5,613	(85,024)	173,581	98,151	209,252	3	67,728	(124,495)	250,639	39,482

Selected Condensed Consolidated Cash Flows Data

	Year Ended March 31, 2020						Year Ended March 31, 2021						Year Ended March 31, 2022
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Cash flows from operating activities:
Net loss	(21,701)	(14,396)	(2)	(4,513)	18,911	(21,701)	(16,627)	(10,722)	(3)	(2,461)	13,186	(16,627)	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(6,196)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities																		-	-
Depreciation and amortization	-	3,972	-	56	-	4,028	-	3,921	-	33	-	3,954	-	4,277	-	56	-	4,333	683
Allowances for obsolete inventories, net	-	(1,023)	-	573	-	(450)	-	7,092	-	497	-	7,589	-	1,664	-	(1,371)	-	293	46
Provision for doubtful account, net	-	970	-	216	-	1,186	-	(836)	-	-	-	(836)	-	1,379	-	2,027	-	3,406	537
Loss on disposal of property and equipment	-	14	-	-	-	14	-	-	-	-	-	-	-	10	-	-	-	10	2
Loss on equity method investment	-	22	-	-	-	22	-	833	-	-	-	833	-	-	-	-	-	-	-
Impairment of intangible asset	-	-	-	-	-	-	-	-	-	-	-	-	-	348	-	-	-	348	54
Equity loss of subsidiaries	18,581	-	-	-	(18,581)	-	12,618	-	-	-	(12,618)	-	32,350	-	-	-	(32,350)	-	-
Net changes in operating assets and liabilities:
Accounts receivable	-	14,931	-	1,641	-	16,572	-	21,475	-	2	-	21,477	-	(5,724)	-	(1)	-	(5,725)	(902)
Prepaid expenses and other current assets	(2,333)	11,132	-	(4,862)	-	3,937	(8,424)	(18,373)	-	624	-	(26,173)	(1,173)	7,329	-	(220)	-	5,936	935
Intercompany receivables (1)	-	(14,184)	-	(345)	14,529	-	506	(7,073)		(364)	6,931	-	2,381	(2,634)	-	(529)	782	-	-
Inventories	-	811	-	238	-	1,049	-	(15,881)	-	4,947	-	(10,934)	-	(8,128)	-	3,499	-	(4,629)	(729)
Accounts payable	-	(16,164)	-	565	-	(15,599)	-	(10,987)	-	1,063	-	(9,924)	-	26,170	-	1,154	-	27,324	4,304
Income taxes payable	-	(573)	-	-	-	(573)	-	-	-	-	-	-	-	-	-	-	-	-	-
Other payables and accrued liabilities, and lease liabilities	-	(10,961)	(198)	5,752	-	(5,407)	131	27,205	-	657	-	27,993	1,269	(14,636)	-	1,443	-	(11,924)	(1,878)
Intercompany payables (1)	5,437	9,538	-	(454)	(14,521)	-	11,700	199	5	(5,046)	(6,858)	-	5,619	689	3	(5,629)	(682)	-	-
Related parties	16	334	-	48	-	398	(23)	527	-	23	-	527	-	(699)	-	-	-	(699)	(110)
Deferred revenue	-	(600)	-	-	-	(600)	-	(400)	-	-	-	(400)	-	-	-	-	-	-	-
Other non-current assets	-	-	-	-	-	-	-	-	-	-	-	-	-	(208)	-	-	-	(208)	(32)
Net cash provided by (used in) operating activities	-	(16,177)	(200)	(1,085)	338	(17,124)	(119)	(3,020)	2	(25)	641	(2,521)	1,613	(19,806)	-	(2,661)	(11)	(20,865)	(3,286)

Investing activities:
Payment for property and equipment	-	(3,091)	-	-	-	(3,091)	-	-	-	-	-	-	-	(5,858)	-	-	-	(5,858)	(923)
Payment for intangible assets	-	(1,791)	-	-	-	(1,791)	-	(2,201)	-	-	-	(2,201)	-	-	-	-	-	-	-
Cash received from consolidation, net of cash acquired	-	-	-	-	-	-	-	-	-	-	-	-	-	28	-	-	-	28	4
Proceeds from disposal of property and equipment	-	2,613	-	-	-	2,613	-	-	-	-	-	-	-	-	-	-	-	-	-
Net cash used in investing activities	-	(2,269)	-	-	-	(2,269)	-	(2,201)	-	-	-	(2,201)	-	(5,830)	-	-	-	(5,830)	(919)

Financing activities:
Proceeds from short-term borrowings	-	15,000	-	-	-	15,000	-	47,600	-	-	-	47,600	-	46,500	-	-	-	46,500	7,325
Loan received from a shareholder	-	3,700	-	-	-	3,700	-	900	-	-	-	900	-	5,980	-	-	-	5,980	942
Proceeds from long-term borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-	9,000	-	-	-	9,000	1,418
Repayment of loan from a shareholder	-	(3,950)	-	-	-	(3,950)	-	(1,500)	-	-	-	(1,500)	-	(3,000)	-	-	-	(3,000)	(473)
Repayment of short-term borrowings	-	(16,000)	-	-	-	(16,000)	-	(31,800)	-	-	-	(31,800)	-	(41,520)	-	-	-	(41,520)	(6,540)
Repayments of long-term borrowings	-	(900)	-	-	-	(900)	-	(1,200)	-	-	-	(1,200)	-	(5,760)	-	-	-	(5,760)	(907)
Down payment for financing services	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,003)	-	(19,003)	(2,993)
Contribution in a subsidiary by a shareholder	-	15,000	-	-	-	15,000	-	-	-	-	-	-	-	6,429	-	-	-	6,429	1,013
Proceeds from issuance of ordinary shares through initial public offering	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	88,262	-	88,262	13,903
Net cash provided by financing activities	-	12,850	-	-	-	12,850	-	14,000	-	-	-	14,000	-	17,629	-	69,259	-	86,888	13,688
																			-
Effect of exchange rate changes on cash and cash equivalent and restricted cash	-	(319)	-	346	(338)	(311)	125	(838)	-	499	(641)	(855)	(1,618)	(106)	-	(765)	11	(2,478)	(391)
Net increase (decrease) in cash and cash equivalent and restricted cash	-	(5,915)	(200)	(739)	-	(6,854)	6	7,941	2	474	-	8,423	(5)	(8,113)	-	65,833	-	57,715	9,092
Cash and cash equivalents and restricted cash at beginning of year	-	6,779	201	928	-	7,908	-	864	1	189	-	1,054	6	8,805	3	663	-	9,477	1,493
Cash and cash equivalents and restricted cash at end of year	-	864	1	189	-	1,054	6	8,805	3	663	-	9,477	1	692	3	66,496	-	67,192	10,585

Notes to elimination adjustments to the unaudited condensed consolidating schedules

The significant elimination adjustments to the unaudited condensed consolidating schedules consist of the following:

(1)	Relates to the elimination between the receivables of UTime Technology (HK) Company Limited, a subsidiary of United Time Technology Co., Ltd., against the trade payable of India Private Ltd., a non-VIE subsidiary of UTime Limited, relating to sales of Semi-Knocked Down (“SKD”) from UTime Trading to Do Mobile India Private Ltd.. In addition, it relates to the elimination between the other receivables of VIE and subsidiaries of VIE against the other payables of UTime Limited relating to (i) expenses paid by VIE and subsidiaries of VIE on behalf of UTime Limited; (ii) payments of capital contributions to Bridgetime Limited by UTime Technology (HK) Company Limited on behalf of UTime Limited; (3) IPO Proceeds received by UTime International Limited on behalf of UTime Limited; and (4) down payment for financing services paid by UTime International Limited on behalf of UTime Limited.

3.A. [Reserved]

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

Risk Factors Summary

Risks Related to Our Business and Industry

●	We have incurred significant losses and we may continue to experience losses in the future.

●	Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	The outbreak of the coronavirus in China, India and across the world may have a material adverse effect on our business.

●	We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

●	We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

●	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

●	Our international expansion is subject to a variety of costs and risks and we may not be successful, which could adversely affect our profitability and operating results.

●	Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

●	We operate in a rapidly evolving industry. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to a decline in our sustainable growth.

●	We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Inadequacy of skilled personnel may lead to decline in sales of mobile phones by us.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We could be impacted by unfavorable results of legal proceedings, including the pending proceeding against Do Mobile, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets

●	We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

●	We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	We may be adversely affected by product liability exposure claims.

●	Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K., PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

●	Defaults under either of our loan agreements with each of SRCB and CRBZ could result in a substantial loss of our assets.

Risks Related to Our Corporate Structure

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

●	Minfei Bao, our founder, chairman and chief executive officer, as well as Min He, one of our directors, will continue to have significant influence over us after our initial public offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

●	We are a “controlled company” within the meaning of Nasdaq’s Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Change in the tax regime in India will increase tax burden on us.

●	We may become subject to taxation in the Cayman Islands, which would negatively affect our results.

●	We are subject to various changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures. The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or become worthless

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Subsidiary, limit our PRC Subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Risks Related to Doing Business in India

●	Our business activities in India could be subject to Indian competition laws, and any violation or alleged violation thereof may negatively impact our operations.

●	Our business is substantially affected by prevailing economic, political and other prevailing conditions in India, and any downshift or perceived downshift in the Indian economy could negatively impact our business.

●	Introduction of 5G compatible mobile handsets and other new technologies may be expensive, and if we are unable to provide 5G compatible mobile handsets, our business will suffer.

●	We are subject to supervision and regulation by the Reserve Bank of India (or “RBI”) and the Department of Telecommunication, and any non-compliance may adversely impact our business.

●	Our operating results may be adversely affected by law and regulations to which we are subject.

●	Non-compliance with the Indian labor law requirements may invite criminal and civil actions against us in India.

●	Do Mobile is subject to new certification regulations for mobile handsets introduced by the Department of Telecommunications, Government of India.

●	Do Mobile is non-compliant with respect to certain issuances of its share capital and may be subject to regulatory action by the Registrar of Companies and Ministry of Corporate Affairs, which could adversely affect our business operations and profitability.

●	Do Mobile is delayed in complying with reporting guidelines under the provisions of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017) and may be subject to regulatory action by the Reserve Bank of India, which could adversely affect our business and operations.

●	Any foreign direct investment in Do Mobile from an entity of a country, which shares a land border with India or the beneficial owner of an investment into India who is situated in or is a citizen of any such country, shall invest only with governmental approval. Any delay in obtaining such governmental approval could adversely affect business operations and cash flow position of Do Mobile.

Risks Related to Our Ordinary Shares

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	There are no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Future issuance of our ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

●	Shares eligible for future sale may depress our stock price.

●	We may issue preference shares to investor that grant them superior rights than holders of our ordinary shares without obtaining shareholder approval.

●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2021 and 2022, respectively, we had losses from operations of RMB14.5 million and RMB34.5 million (US$5.4 million), and net losses of RMB16.6 million and RMB39.3 million (US$6.2 million). We also had net cash used by operating activities of RMB2.5 million in fiscal year 2021, and cash used in operations of RMB20.9 million (US$3.3 million) in fiscal year 2022. We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

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

Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

At March 31, 2022, we had cash on hand of $10.5 million. Of that amount, approximately $10.4 million was held in banks and other financial institutions in Hong Kong, and $0.1 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$63,698 based on the midpoint exchange rate for October 28, 2022 reported by “Historical Exchange Rates” at http://www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong or mainland China financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2021 and 2022, respectively, we had accumulated deficit of RMB49.4 million and RMB88.3 million (US$13.9 million). Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top three customers in fiscal year 2021 accounted for approximately 41.3%, 6.8% and 6.3% of our net revenues in fiscal year 2021. For the year ended March 31, 2022, our top three customers accounted for approximately 42.3%, 19.8% and 5.5% of our net revenues.

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

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The outbreak of Omicron (a variant of Covid) since January 2022 also adversely affected our business. Our headquarters (Shenzhen) and our factory (Guizhou), located in China, have suffered strict quarantine measures and lockdown. In particular, from March 2022 until now, its headquarters (Shenzhen) and its factory (Guizhou) have experienced quarantine-related shutdowns for about 15 business days and 10 business days, respectively. About one-third of the Company’s employees from each department experienced quarantine periods ranging from 3 days to 17 days. Our logistics channels were also negatively impacted by the outbreak of Omicron and the quarantine and travel restrictions due to the strict policy. Total revenue for fiscal year ended March 31, 2022 is approximately US$1.7 million less than previously expected. The Company has suffered delayed orders of about US$4.7 million until since January 2022, which were restarted in September 2022 and are expected to be fully delivered by the Company to the customers by the end of calendar year 2022.

●	We temporarily closed our offices and manufacturing facility and implemented a work from-home policy beginning in February 2020, as required by relevant PRC regulatory authorities. Our manufacturing facility in Guizhou was allowed to reopen on February 14, 2020 by the local government. From mid-February until mid-April, our PRC office and factory have reopened on a limited, transitional basis. Although our PRC office and factory have since become fully operational, in connection with the temporary PRC closures and lingering effects of the pandemic since the country has reopened, we implemented a series of cost control procedures, including cutting approximately 45 redundant workers, rescheduling office hours and increasing employees’ unpaid leave to maintain our cash position and cash flow. The outbreak of Omicron (a variant of Covid) since January 2022 also adversely affected our business. Our headquarters (Shenzhen) and our factory (Guizhou), located in China, have suffered strict quarantine measures and lockdown. In particular, from March 2022 until now, its headquarters (Shenzhen) and its factory (Guizhou) have experienced quarantine-related shutdowns for about 15 business days and 10 business days, respectively. About one-third of the Company’s employees from each department experienced quarantine periods ranging from 3 days to 17 days.

●	On March 24, 2020, the Indian government ordered a 21-day nationwide lockdown, followed by another order on April 14, 2020 and which was extended until May 31, 2020 with numerous relaxations which inter alia permitted opening of businesses and offices with certain restrictions. On May 30, 2020, the Indian government further extended the lockdown in specific areas identified as “containment zones” until June 30, 2020 and permitted the re-opening of the economy in a phased manner in areas outside the containment zones. The Indian Ministry of Home Affairs announced that from July 1, 2020 to July 30, 2020, lockdown measures were only imposed in containment zones. In all other areas, most activities were permitted. From August 1, 2020, night curfews were removed and all inter-and intra-state travel and transportation was permitted. However, the respective state/union territory governments have been empowered to prohibit activities in areas outside containment zones or impose such restrictions as deemed necessary to contain the spread of COVID-19, which has slowed down the rate of resumption of business activities. Due to the lockdown, our operations in India were halted for several weeks. Since May 11, 2020, we resumed our sales operations in various parts of India (except those falling under containment zones). While the Indian government lifted the lockdown throughout India and took requisite steps to bring back the Indian economy on track in early 2021, a second larger outbreak of COVID-19 occurred in India in March 2021. To curb the spread of the virus, various state governments have announced lockdowns and imposed curbs on movement and economic activities of different time periods. The lockdown in the capital of India, Delhi has been lifted to a large extent. While the governments of each affected state have commenced easing the lockdown restrictions, the same may be extended or made stringent to control the spread of COVID-19. Such restrictions on continued business activities will have a detrimental impact on our business in India.

●	During March 2020 through June 2020, due to the pandemic outbreak in China and subsequently the national lockdown in India, our business operations, especially sales and marketing in India, were reduced significantly. During the fiscal year 2021, revenue generated from Do Mobile decreased approximately RMB11.7 million or 66% compared to the fiscal year 2020. Total Do Mobile shipments were only 107,848 units during the period, representing a decrease of approximately 62.5% from the fiscal year 2020, and we realized only about 38% of our forecasted sales plan. We estimate that total revenue loss from Do Mobile was between RMB5 million (US$0.8 million) to RMB7 million (US$1.1 million) in the 2021 calendar year.

●

Our logistics channels have been negatively impacted by the outbreak, which may delay our products delivery. As a result, our revenue and account receivables outside of India has been negatively impacted in fiscal year 2021. Some of our orders have been delayed due to nationwide lockdowns in Mainland China, Europe, the United States, South America and Africa. However, to date, none of these orders have been returned or cancelled. We had no delayed orders excluding India before October 2020. However, from October 2020 to April 2021, delayed orders started to increase again due to the worsened situation relating to COVID-19 outside China. Although we had approximately US$1.2 million orders delayed by COVID-19 as of early April 2021, we have managed to complete all of them and we have no additional orders delayed by COVID-19 as of the date of this annual report.

●	Some of our customers have been and could continue to be negatively impacted by the outbreak, which may reduce their orders. Our customers may reduce their future purchases from us if they are not able to complete the manufacture of their products due to the shortage of components from other suppliers. Although to date, none of our customers have terminated contracts with us, our revenue and income has been and may continue to be negatively impacted.

●	The situation may worsen if the COVID-19 outbreak continues. Certain of our customers have requested, and additional customers may request, additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We are currently working with customers on finalizing payment schedules and have not experienced significant collection issues so far. We will continue to closely monitor our collections throughout 2022.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the date of this report, in which case you may lose your investment.

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

As part of our business, we may receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide, including India and the United States, is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

For example, in the PRC, governmental authorities have enacted a series of laws and regulations to enhance the protection of privacy and data. The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the CAC, the Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection. The PRC regulatory requirements regarding cybersecurity are evolving. For instance, various regulatory bodies in China, including the CAC the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cybersecurity Law of the PRC, or Cybersecurity Law, which became effective on June 1, 2017.The Cybersecurity Law is the first PRC law that systematically lays out the regulatory requirements on cybersecurity and data protection, subjecting many previously under-regulated or unregulated activities in cyberspace to government scrutiny. The Cybersecurity Law requires network operators to perform certain functions related to cybersecurity protection and the strengthening of network information management. For instance, under the Cybersecurity Law, network operators of key information infrastructure, including network operators of key information infrastructures in public communications and information industry, generally shall, during their operations in the PRC, store the personal information and important data collected and produced within the territory of the PRC and their purchase of network products and services that may affect national securities shall be subject to national cybersecurity review. Pursuant to the Cybersecurity Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations. The legal consequences of violation of the Cybersecurity Law include penalties of warning, confiscation of illegal income, suspension of related business, winding up for rectification, shutting down the websites, and revocation of business license or relevant permits.

Further, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law on June 10, 2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was enacted on August 20, 2021, which became effective on November 1, 2021.These two laws, together with the Cybersecurity Law, form the over-arching framework that governs data protection and cybersecurity in China. The Cybersecurity Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Information Security and Censorship.”

Following the promulgation of the above laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information. On October 29, 2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments). On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. On July 7 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which took effect on September 1, 2022. See “Item 4. Information on the Company—B. Business Overview—Regulations—Regulation on Information Security and Censorship.”

Compliance with the Cybersecurity Law, the PRC National Security Law, the Data Security Law, the Cybersecurity Review Measures, the Personal Information Protection Law, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, may result in additional expenses to us and subject us to negative publicity, which could harm our reputation among customers and negatively affect the trading price of our ordinary shares in the future. As of the date of this annual report, we do not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on our business operations and our offering. We do not believe the VIE or the VIE’s subsidiaries are among the “operator of critical information infrastructure,” “data processor” carrying out data processing activities that affect or may affect national security, or “operator of network platform” holding personal information of more than one million users as mentioned above, and we have not been involved in any investigations on cybersecurity or data security initiated by related governmental regulatory authorities, and we have not received any inquiry, notice, warning, or sanction in such respect.

However, there remains uncertainty as to how these laws and regulations will be interpreted or implemented and whether the PRC regulatory agencies, including the CAC, may adopt new laws, regulations, rules, or detailed implementation and interpretation related to the PRC laws on cybersecurity or data security. We cannot assure you that PRC regulatory agencies, including the CAC, would take the same view as we do, and we cannot assure you that we will comply with such regulations in all respects and we may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities or face other penalties, which could materially and adversely affect our business, financial condition, and results of operation. If any such new laws, regulations, rules, or implementation and interpretation comes into effect, we will take all reasonable measures and actions to comply with and to minimize the adverse effect of such laws on us.

While we take security measures relating to service platform solutions, specifically, and our operations, generally, those measures may not prevent security breaches that could harm our business and we cannot assure you that the measures we have taken or will take are adequate under the Cybersecurity Law and other relevant laws and regulations. Advances in computer capabilities, inadequate technology or facility security measures or other factors may result in a compromise or breach of our systems and the data we store and process. Our security measures may be breached as a result of actions by third parties or employee error or malfeasance. A party who is able to circumvent our security measures or exploit inadequacies in our security measures, could, among other things, misappropriate proprietary information (including information about our employees, customers and partners and our customers’ information), cause the loss or disclosure of some or all of this information, cause interruptions in our operations or our customers’ or expose our customers to computer viruses or other disruptions or vulnerabilities. Any compromise of our systems or the data it stores or processes could result in a loss of confidence in the security of our service platform solutions, damage our reputation, disrupt our business, lead to legal liability and adversely affect our financial condition and results of operations. Moreover, a compromise of our systems could remain undetected for an extended period of time, exacerbating the impact of that compromise. Actual or perceived vulnerabilities may lead to claims against us by our customers, partners or other third parties, which could be material. While our customer agreements typically contain provisions that seek to limit our liability, there is no assurance these provisions will be enforceable and effective under applicable law. In addition, the cost and operational consequences of implementing further data protection measures could be significant.

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in the Cayman Islands and structured as a holding company and intermediate and operating subsidiaries incorporated in mainland China, Hong Kong and India. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

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

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the last date of hearing in this matter was on September 23, 2021. However, the matter could not be taken up on the designated date and has been postponed. The next of date of hearing is yet to be announced. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigation between Do Mobile and its directors, Do Mobile and Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the ongoing litigation before the NCLT by filing a withdrawal application before the NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) filed a withdrawal application before the NCLT on January 21, 2021 requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT has yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated cheque dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this cheque could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 10, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in the appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi – 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

The matter of Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019) was initiated by Mr. Li in the Tis Hazari district court to seek revival of the authority granted to him and Ms. Grover to operate the bank account of Do Mobile. Since the dispute regarding the powers of Mr. Li and Ms. Grover in their capacity as directors of Do Mobile was pending before the NCLT, the district court refused to grant any interim relief to the then directors of Do Mobile. An application seeking withdrawal of the matter was filed by Do Mobile on April 1, 2021. The court vide its order dated June 3, 2022 has allowed the application requesting withdrawal of the suit and the matter stands dismissed.

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

In order to avoid operational challenges in Do Mobile on account of ongoing litigation at the NCLT, the Company nominated the following persons to manage the daily operations of Do Mobile:

●	Andy Liu, Vice President of Overseas Department at UTime SZ, managed daily external affairs related to clients, vendors, products, sales & purchase, marketing, business development, etc. from October 2019 until his resignation in August 2020. Since Mr. Liu’s resignation, Mr. Wukai Song has been managing these affairs at Do Mobile.

●	Wukai Song manages daily internal affairs related to finance, human resource, office administration, etc.

●	Do Mobile has also appointed another officer in India, Tarun Garg, to manage the banking and accounting operations of Do Mobile, as its Finance Head with effect from June 1 2020. He is working in close coordination with Shibin Yu, Chief Financial Officer of the Company, and Wendy Long, an accountant from corporate headquarters in Shenzhen, China. In addition to this, Tarun Garg is also assisting Wukai Song in relation to day-to-day operations of the Do Mobile in India.

In order to avoid operational challenges due to the on-going litigation in the NCLT, effective December 18, 2020, Do Mobile appointed two new directors on its board, Mr. Song and Aayushi Gautam. The board of Do Mobile at that point in time consisted of two directors, Mr. Song and Ms. Gautam. Ms. Grover and Mr. Li both have resigned from their directorship in Do Mobile with effect from December 24, 2020 and March 3, 2021 respectively. Further, one share of Do Mobile which was held by Ms. Grover has been transferred by her to Ms. Aayushi Gautam. Do Mobile has also appointed Mr. Tarun Garg as its Finance Head, effective June 1, 2020. As a result of the constitution of a new board of directors, Do Mobile has been able to overcome its operational challenges. Do Mobile appointed Mr. Tarun Garg as an additional director on its board with effect from August 09, 2022. Thereafter, Ms. Aayushi Gautam resigned from her directorship in Do Mobile with effect from September 10, 2022. At present, the board of Do Mobile consists of two directors, Mr. Song and Mr. Garg.

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian’an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 223,0293.46 to the plaintiff Guangdong Jian ‘an within 10 days from the effective date of the judgment. Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (Zunyi Intermediate Court), on December 24, 2021. On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. As of the date of this annual report, the Honghuagang Court has not held a new trial for this case.

Utime SZ and Dongguan Qinling Electronic Technology Co., Ltd (“Dongguan Qinling”) had a sales contract dispute case. On September 29, 2020, People’s Court of Futian District of Shenzhen, Guangdong Province (“Futian Court”) issued the civil judgment (No.（2019）Yue 0304 Min Chu 51640), ruling that the defendant Dongguan Qinling should return the loan amount of RMB 300,000 and pay relevant interest to the plaintiff Utime SZ within 10 days from the effective date of the judgment. As of the date of this annual report, Dongguan Qinling has not actually performed the judgment, and has not paid any payment and interest to Utime SZ. Furthermore, the business license of Dongguan Qinling has been revoked, and it is unable for Dongguan Qinling to perform this judgment for now.

Besides, there is a case for sales contract dispute between UTime SZ and Jiangsu Jutai Technology Co., Ltd (“Jiangsu Jutai”), which was heard by Futian Court on Nov 3, 2021. UTime SZ requests the judgment to terminate the Procurement Framework Contract signed with Jiangsu Jutai (Contract No. CG20201231001), and orders Jiangsu Jutai to pay RMB 100,000 of liquidated damages, RMB 331,629 of compensation for losses, and bear the litigation costs of this case. As of the date of this annual report, the judgment of the first instance of this case has not been issued.

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

Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets

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

Prior to our initial public offering, we were a private company with limited accounting personnel and other resources with which we address our internal control over financial reporting. In connection with the audits of our consolidated financial statements included in this annual report, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”), and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We are taking remedial measures to improve the effectiveness of our controls, including by hiring additional accounting and finance personnel and by seeking to engage an outside consultant. The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses identified by our management and Audit Alliance LLP or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses or controlled deficiencies in our internal control over financing reporting. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the trading price of our ordinary shares to decline. Moreover, ineffective controls could significantly hinder our ability to prevent fraud.

Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

We will be in a continuing process of developing, establishing, and maintaining internal controls and procedures that will allow our independent registered public accounting firm to attest to, our internal controls over financial reporting if and when required to do so under Section 404 of the Sarbanes-Oxley Act. Although our independent registered public accounting firm is not required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act until the date we are no longer an emerging growth company and neither a large accelerated filer nor an accelerated filer, our management will be required to report on our internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act. If we fail to achieve and maintain the adequacy of our internal controls, we would not be able to conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating. Moreover, our testing, or the subsequent testing by our independent registered public accounting firm, may reveal other material weaknesses or that the material weaknesses described above have not been fully remediated. If we do not remediate the material weaknesses described above, or if other material weaknesses are identified or we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, our reported financial results could be materially misstated or could subsequently require restatement, we could receive an adverse opinion regarding our internal controls over financial reporting from our independent registered public accounting firm and we could be subject to investigations or sanctions by regulatory authorities, which would require additional financial and management resources, and the market price of our ordinary shares could decline.

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

We have incurred certain indebtedness under loan facilities with various lenders including Shenzhen Rural Commercial Bank (“SRCB”) and China Resources Bank of Zhuhai Co., Ltd (“CRBZ”).

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

We have been subject to certain financial covenants from our lenders. Our credit agreements with SRCB require us to meet certain monthly revenue targets, each for a term of three years. These credit agreements require us to maintain monthly revenue at least RMB3.0 million (US$0.5 million). Such monthly revenue amounts shall be deposited into an account established by UTime SZ and under the supervision of SRCB. UTime SZ may withdraw funds from such account only after ensuring that the applicable principal and interest of the SRCB loans are paid off as they become due on a monthly basis. Apart from the aforementioned restriction, UTime SZ is able to fully control the funds in the supervision account. However, if UTime SZ fails to meet the minimum monthly revenue covenant in the credit agreement, SRCB shall have the right to raise the interest rate by 50% from the date of funding (i.e. July 16, 2021) or to accelerate the loan.

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

Our ability to comply with these and other provisions under our outstanding loans may be affected by events beyond our control. Although as of the date of this annual report, we believe we are in compliance with all of our loan covenants, such covenants and obligations are ongoing, and the breach of any such covenants or obligations not otherwise waived or cured could result in a default under the applicable debt obligations and could trigger acceleration of those obligations.

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

Historically, we have mortgaged our assets to obtain loans with various banking institutions. We have mortgaged our office owned by UTime SZ and pledged accounts receivables equal to RMB22,500,000 (US$3.5 million) owned by UTime SZ under our credit agreement with CCB, which was terminated in November 2020. Additionally, we have mortgaged our office owned by UTime SZ under our credit agreement with CRBZ. See “Item 5. Operating And Financial Review And Prospects— Liquidity and Capital Resources — Financing Activities.”

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

As of the date of this annual report, Minfei Bao beneficially owns 4,380,000 of our ordinary shares, or 52.98% of our issued and outstanding ordinary shares, through Grandsky Phoenix Limited, a British Virgin Islands company, of which Mr. Bao controls 100% of the equity interest. As of the date of this annual report, Min He, one of our directors, beneficially owns 137,793 of our ordinary shares, or 1.66% of our issued and outstanding ordinary shares through HMercury Capital Limited, a British Virgin Islands company, of which Mr. He is the controlling shareholder. As long as Mr. Bao owns or controls a significant amount of our outstanding voting power of our ordinary shares, Mr. Bao, or Mr. Bao and Mr. He, if they act together, has or have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

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

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

●	a prohibition on shareholder action through written consent;

●	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

●	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

●	the authority of our board of directors to issue preference shares with such terms as our board of directors may determine; and

●	a requirement of approval of not less than two-thirds of the votes cast by shareholders entitled to vote thereon in order to amend any provisions of our amended and restated memorandum and articles of association.

UTime Limited is a holding company with no material operation. We conduct substantially all of our operations through the VIE and its subsidiaries, and we rely on contractual arrangements with the VIE and its shareholders to operate our business. If the PRC government deems that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We are a holding company incorporated in the Cayman Islands and our PRC Subsidiary is considered foreign-invested enterprise. As a holding company with no material operations of our own, we conduct a substantial majority of our operations through the VIE and its subsidiaries. In December 2018, UTime HK established a wholly owned subsidiary in China, UTime WFOE, our wholly-owned foreign enterprise (“WFOE”). In March 2019, we obtained control over UTime SZ via UTime WFOE by entering into a series of contractual arrangements with UTime SZ, our VIE, and its shareholder. In August 2019, the amended and restated contractual agreements were entered into among UTime SZ, our VIE, and its shareholders, which were further amended and restated in September 2019.

UTime WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) determine the most significant economic activities of the VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are considered the primary beneficiary of our VIE for accounting purposes and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP. See “Item 4A. — History and Corporate Structure — Contractual Arrangements with the VIE and its Respective Shareholders” for further details.

In the opinion of B&D Law Firm, our PRC legal counsel, (i) the ownership structures of the VIE in China and UTime WFOE, both currently and immediately after giving effect to our initial public offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between UTime WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The contractual arrangements have not been tested in a court of law. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business license and/or operating licenses of our WFOE or our VIE;

●	discontinuing or placing restrictions or onerous conditions on our operations through any transactions between our WFOE and our VIE;

●	imposing fines, confiscating the income from our WFOE or our VIE, or imposing other requirements with which we or our VIE may not be able to comply;

●	requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our VIE and deregistering the equity pledges of our VIE, which in turn would affect our ability to consolidate, derive economic interests from, or determine the most significant economic activities of the VIE; or

●	restricting or prohibiting our use of the proceeds of our initial public offering to finance our business and operations in China.

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Risks Related to Our Corporate Structure—Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.” Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business and the market price of our ordinary shares. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of our VIE in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations, or if these regulations change or are interpreted differently in the future. If the imposition of any of these government actions causes us to lose our right to direct the activities of our VIE or our right to receive substantially all the economic benefits and residual returns from our VIE and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of our VIE in our consolidated financial statements, which may cause the value of our ordinary shares to significantly decline or even become worthless. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material change in our operation and a material adverse effect on our financial condition and results of operations, could significantly limit or completely hinder our ability to offer ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or be worthless.

We do not hold direct equity interest in the VIE. We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.

UTime Limited is a Cayman Islands holding company and does not hold direct equity interest in the VIE. We have relied and expect to continue to rely on contractual arrangements with our VIE and its shareholders to conduct certain of our key businesses. These contractual arrangements may not be as effective as the control provided by having a direct ownership in our VIE. For example, our VIE and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations in an acceptable manner or taking other actions that are detrimental to our interests. We have no direct or indirect equity interests in the VIE or any of its subsidiaries.

If we had direct ownership of our VIE, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIE, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIE and its shareholders of their obligations under the contracts to exercise control over our VIE. The shareholders of our consolidated VIE may not act in the best interests of our Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate certain portions of our business through the contractual arrangements with our VIE. All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. If any disputes relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. In the event we are unable to enforce these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations. Therefore, our contractual arrangements with our VIE may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be. If we are unable to assert our contractual control rights over the assets of the VIE that conduct all or substantially all of our operations, our ordinary shares may decline in value or become worthless.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

A substantial majority of our business is conducted through UTime SZ, which currently is considered for accounting purposes as a VIE, and we are considered as the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future the VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line the VIE’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

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

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China —Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” Meanwhile, there is very little precedent and formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE, and our ability to conduct our business may be negatively affected.

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

As of the date of this annual report, Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in UTime SZ, respectively. The shareholders of our VIE may have potential conflicts of interest with us. The shareholders may breach, or cause our VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with our VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For Mr. Bao, who is our chairman and Chief Executive Officer and also a major shareholder of the VIE, we rely on him to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIE may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their equity interests in our VIE and the validity or enforceability of our contractual arrangements with our VIE and its shareholder. For example, in the event that one of the shareholders of our VIE divorces his spouse, the spouse may claim that the equity interest of our VIE held by such shareholder is part of their community property and should be divided between such shareholder and his spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or any third party who is not subject to obligations under our contractual arrangements, which could result in a loss of our major influence on the VIE. Similarly, if any of the equity interests of our VIE is inherited by a third party on whom the current contractual arrangements are not binding, we could lose our economic benefits over the VIE or have to incur unpredictable costs to maintain such economic benefits, which could cause significant disruption to our business and operations and harm our financial condition and results of operations.

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

Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which took effect on January 1, 2020. On December 26, 2019, the Regulation on the Implementation of the Foreign Investment Law of the People’s Republic of China, was issued by the State Council and came into force on January 1, 2020. The Foreign Investment Law defines the “foreign investment” as the investment activities in China conducted directly or indirectly by foreign investors in the following manners: (i) a foreign investor, individually or collectively with other investors establishes a foreign-invested enterprise within China; (ii) a foreign investor acquires stock shares, equity shares, shares in assets, or other like rights and interests of an enterprise within China; (iii) a foreign investor, individually or collectively with other investors, invests and establishes new projects within China; and (iv) a foreign investor invests through other approaches as stipulated by laws, administrative regulations, or otherwise regulated by the State Council. Since the Foreign Investment Law is relatively new, uncertainties exist in relation to its interpretation and implementation. The Foreign Investment Law does not explicitly classify whether variable interest entities that are controlled through contractual arrangements would be deemed as foreign invested enterprises if they are ultimately “controlled” by foreign investors. The VIE structure, has been adopted by many PRC-based companies, including us. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, it has a catch-all provision under definition of “foreign investment” that includes investments made by foreign investors in China through other means as provided by laws, administrative regulations or the State Council. The Foreign Investment Law still leaves leeway for future laws, administrative regulations or provisions of the State Council to provide for contractual arrangements as a form of foreign investment. Therefore, there can be no assurance that our control over our VIE through contractual arrangements will not be deemed as foreign investment in the future under the PRC laws and regulations.

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 27, 2021, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of Negative List (Edition 2021), which became effective on January 1, 2022. See “Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” promulgated or amended in the future, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We conduct our business primarily through the VIE and its subsidiaries. Our operations in China are governed by PRC laws and regulations. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. In addition, any new or changes in PRC laws and regulations related to foreign investment in China could affect the business environment and our ability to operate our business in China.

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

We may be required to obtain permission or approval from Chinese authorities to operate and issue ordinary shares to foreign investors in our offering and/or listing on the NASDAQ Capital Market, and if required and we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our ordinary shares may substantially decline in value and become worthless. The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. We have not applied for, received or been denied approval from Chinese authorities to list on the NASDAQ Capital Market.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures,” collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expired on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets. The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing should include at least the following: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus.

In addition, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing are specifically prohibited by the laws, regulations or relevant provisions of the PRC; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. We do not believe any of the six prohibited situations aforementioned applies to us. The Draft Administrative Provisions further defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

As of the date of this annual report, considering that (i) the Draft Rules Regarding Overseas Listings have not been promulgated and have not come into effect; (ii) no explicit provisions under currently effective PRC laws, regulations and rules clearly classifies indirect listing through contractual arrangements like ours are required to obtain approvals from PRC authorities, we or the VIE or the VIE’s subsidiaries have not been required to submit applications for the approval of the CSRC or other equivalent PRC government authorities for any offering pursuant to this annual report according to currently effective PRC laws, regulations and rules at this stage. However, as the Draft Rules Regarding Overseas Listings have not been formally adopted and the Negative List (Edition 2021) was newly published, and due to the lack of further clarifications or detailed rules and regulations, our PRC legal counsel as to law, has further advised us that, there are still uncertainties as to how the aforementioned rules will be interpreted or implemented and whether the PRC regulatory agencies may adopt new laws, regulations, rules, or detailed implementation and interpretation and there is no assurance that PRC regulatory agencies, including the CSRC, would take the same view as we do.

Substantial uncertainties exist with respect to the enactment timetable and final content of the Draft Rules Regarding Overseas Listing. As the CSRC may formulate and publish guidelines for filings in the future, the Draft Filing Measures does not provide for detailed requirements of the substance and form of the filing documents. In a Q&A released on its official website, the respondent CSRC official indicated that the proposed new filing requirement will start with IPO candidates and listed companies seeking to carry out activities such as follow-on overseas financing. As for the filings for the existing companies, the regulator will grant adequate transition period and apply separate arrangements. The Q&A also addressed the contractual arrangements and pointed out that if relevant domestic laws and regulations have been observed, companies with compliant VIE structure may seek overseas listing after completion of the CSRC filings. Nevertheless, it does not specify what qualify as compliant VIE structures and what relevant domestic laws and regulations are required to be complied with. Given the substantial uncertainties surrounding the latest CSRC filing requirements at this stage, we cannot assure you that we will be able to complete the filings and fully comply with the relevant new rules on a timely basis, if at all, in our future overseas offerings, if any.

As of the date of this annual report, no currently effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our offering and/or list on the NASDAQ Capital Market, nor has we, any of our subsidiaries or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. We believe that we are not required to obtain permission or approval from Chinese authorities to operate and issue these ordinary shares to foreign investors or list on the NASDAQ Capital Market based on the PRC laws, regulations and rules currently in effect. However, the Draft Rules Regarding Overseas Listing, if enacted, may subject us to additional compliance requirement in the future, and we cannot assure you that we will be able to get the clearance of filing procedures under the Draft Rules Regarding Overseas List on a timely basis, or at all. There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless.

We are currently not required to obtain approval from Chinese authorities to list on U.S. exchanges nor the execution of contractual arrangements with the VIE (“VIE Agreements”), however, if our VIE or the holding company were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, continue to offer ordinary shares to investors. The loss of permission or denial will have a material, negative impact on our investors and would likely significantly reduce of our price of ordinary shares.

The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in the PRC may be significantly harmed by changes in its laws and regulations, including those relating to taxation, environmental regulations, land use rights, property and other matters. The central or local governments of these jurisdictions may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof, and could require us to divest ourselves of any interest we then hold in our operations in China.

For example, the Chinese cybersecurity regulator announced on July 2, 2021, that it had begun an investigation of a U.S.-listed company with Chinese operations and two days later ordered that the company’s app be removed from smartphone app stores. Similarly, our business segments may be subject to various government and regulatory interference in the regions in which we operate. We could be subject to regulation by various political and regulatory entities, including various local and municipal agencies and government sub-divisions. We may incur increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply.

Furthermore, it is uncertain when and whether we will be required to obtain permission from the PRC government to list on U.S. exchanges or enter into VIE Agreements in the future, and even when such permission is obtained, whether it will be denied or rescinded. Although we are currently not required to obtain permission from any of the PRC central or local government to obtain such permission and has not received any denial to list on the U.S. exchange and or enter into VIE Agreements, our operations could be adversely affected, directly or indirectly, by existing or future laws and regulations relating to our business or industry. Recent statements by the Chinese government indicating an intent, and the PRC government may take actions to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in PRC-based issuers, which could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or become worthless.

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

There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to us through our Hong Kong subsidiary may not qualify to enjoy certain treaty benefits.

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

Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would amend the HFCA Act and require the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three.

The HFCA Act, which was signed into law on December 18, 2020, states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act, pursuant to which the SEC will identify an issuer as a “Commission-Identified Issuer” if the issuer has filed an annual report containing an audit report issued by a registered public accounting firm that the PCAOB has determined it is unable to inspect or investigate completely, and will then impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong.

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOFCOM. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. According to the PCAOB, its December 2021 determinations under the HFCA ACT remain in effect. The PCAOB is required to reassess these determinations by the end of 2022. Under the PCAOB’s rules, a reassessment of a determination under the HFCAA may result in the PCAOB reaffirming, modifying or vacating the determination.

Our auditor Audit Alliance LLP. (“AA”), as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore, and is subject to inspection by the PCAOB on a regular basis.

However, majority of the audit workpapers for our company and the VIE’s operations are located in China, and the PCAOB is currently unable to conduct inspections in China without the approval of Chinese government authorities, but access to audit work and papers may be available in the near future, as a result of the Statement of Proposal. If the PCAOB does gain such access, there is no assurance that it may not later be determined that the PCAOB is unable to inspect or investigate our auditor completely, and investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending March 31, 2024 which is due by July 31, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares could be prohibited from trading in the United States in 2023.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers, including Mr. Minfei Bao, Mr, Yihuang Chen, Mr. Honggang Cao, Mr. Shibin Yu, Mr. Min He, Mr. Weiyuan Wang and Mr. Mo Zou, are PRC nationals and reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our ordinary shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our ordinary shares.

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

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

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

In addition, in 2011, the General Office of the State Council promulgated a Notice on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, also known as Circular 6, which officially established a security review system for mergers and acquisitions of domestic enterprises by foreign investors. Further, MOFCOM promulgated the Regulations on Implementation of Security Review System for the Merger and Acquisition of Domestic Enterprises by Foreign Investors, effective 2011, to implement Circular 6. Under Circular 6, a security review is required for mergers and acquisitions by foreign investors having “national defense and security” concerns and mergers and acquisitions by which foreign investors may acquire the “de facto control” of domestic enterprises with “national security” concerns. Under the foregoing MOFCOM regulations, MOFCOM will focus on the substance and actual impact of the transaction when deciding whether a specific merger or acquisition is subject to security review. If MOFCOM decides that a specific merger or acquisition is subject to a security review, it will submit it to the Inter-Ministerial Panel, an authority established under Circular 6 led by the NDRC, and MOFCOM under the leadership of the State Council, to carry out security review. The regulations prohibit foreign investors from bypassing the security review by structuring transactions through trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. Moreover, the Anti-Monopoly Law requires that the MOFCOM shall be notified in advance of any concentration of undertaking if certain thresholds are triggered.

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure. Any action by the PRC government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to continue to offer our ordinary shares to investors.

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

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations. Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, adopt additional incentive plans for our directors or employees under PRC law or otherwise materially adversely affect our business.

In addition, the State Administration of Taxation, or the SAT has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing and reporting procedures.

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

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. The interpretation and application of the regulations remain unclear, and our future overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Strictly Cracking Down on Illegal Securities Activities, or the Opinions, which was made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Pursuant to the Opinions, Chinese regulators are required to accelerate rulemaking related to the overseas issuance and listing of securities, and update the existing laws and regulations related to data security, cross-border data flow, and management of confidential information. As the Opinions was recently issued, there are great uncertainties with respect to the interpretation and implementation thereof. The Chinese government may promulgate relevant laws, rules and regulations that may impose additional and significant obligations and liabilities on overseas listed Chinese companies regarding data security, cross-border data flow, and compliance with China’s securities laws. These laws and regulations can be complex and stringent, and many are subject to change and uncertain interpretation, which could result in claims, change to our data and other business practices, regulatory investigations, penalties, increased cost of operations, or declines in user growth or engagement, or otherwise affect our business. It is uncertain whether or how these new laws, rules and regulations and the interpretation and implementation thereof may affect us, but among other things, our ability and the ability of our subsidiaries to obtain external financing through the issuance of equity securities overseas could be negatively affected.

Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. The draft Regulations on Network Data Security will accept public comments until December 13, 2021. We do not believe the VIE or the VIE’s subsidiaries are among the “operator of critical information infrastructure,” “data processor” carrying out data processing activities that affect or may affect national security, or “operator of network platform” holding personal information of more than one million users as mentioned above, however, the revised draft Regulations on Network Data Security is in the process of being formulated and subject to further changes, and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where operator of critical information infrastructure or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. Since the Outbound Data Transfer Security Assessment Measures is extremely new, there remain substantial uncertainties about its interpretation and implementation, it is unclear whether we shall declare a security assessment. As of the date of this annual report, we have not received any penalty, investigation or warning with respect to our business operation from the CAC, nor have we received any notice or instructions from the CAC requiring us to declare a security assessment. If it is determined in the future that we are required to declare a security assessment, it is uncertain whether we can or how long it will take us to complete such declaration or rectification.

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments), both of which have a comment period that expired on January 23, 2022, and if enacted, may subject us to additional compliance requirement in the future. See “Risk Factors – We may be required to obtain permission or approval from Chinese authorities to operate and issue securities to foreign investors in our offering and/or listing on the NASDAQ Capital Market, and if required and we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our securities may substantially decline in value and become worthless. The CSRC has released for public consultation the draft rules for China-based companies seeking to conduct initial public offerings in foreign markets. While such rules have not yet gone into effect, the Chinese government may exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers, which could significantly limit or completely hinder our ability to continue to offer our ordinary shares to investors and could cause the value of our ordinary shares to significantly decline or become worthless. We have not applied for, received or been denied approval from Chinese authorities to list on the NASDAQ Capital Market.” Thus, it is still uncertain as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to obtain any specific regulatory approvals or to fulfill any record-filing requirements. In addition, if we do not receive any required approvals or record-filing or if we incorrectly conclude that approvals or record-filing are not required or if the CSRC or other regulatory agencies promulgate new rules, explanations or interpretations requiring that we obtain their prior approvals or ex-post record-filing for this offering and any follow-on offering, we or the VIE or the VIE’s subsidiaries may be unable to obtain such approvals and record-filing which could significantly limit or completely hinder our ability to offer or continue to offer securities to our investors. Furthermore, the PRC government authorities may strengthen oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers like us. Such actions taken by the PRC government authorities may intervene or influence operations of the VIE or the VIE’s subsidiaries at any time, which are beyond our control. Therefore, any such actions may adversely affect our operations and significantly limit or hinder our ability to offer or continue to offer ordinary shares to you and reduce the value of such ordinary shares.

Uncertainties regarding the enforcement of laws and the fact that rules and regulations in China can change quickly with little advance notice, along with the risk that the Chinese government may intervene or influence operations of the VIE or the VIE’s subsidiaries at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers could result in a material change in our operations, financial performance and/or the value of our ordinary shares or impair our ability to raise capital on terms acceptable to us, or at all. We cannot assure you that any new rules or regulations promulgated in the future will not impose additional requirements on us. If it is determined in the future that approval and filing from the CSRC or other regulatory authorities or other procedures, such as a cybersecurity review, are required for our future overseas offerings, it is uncertain whether we can or how long it will take us to obtain such approval or complete such filing procedures and any such approval or filing could be rescinded or rejected. Any failure to obtain or delay in obtaining such approval or completing such filing procedures for our overseas offerings, or a rescission of any such approval or filing if obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities for failure to seek CSRC approval or filing or other government review or authorization for our overseas offerings. These regulatory authorities may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our overseas offerings into China or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our listed ordinary shares. The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt our overseas offerings before settlement and delivery of the shares offered. Consequently, if investors engage in market trading or other activities in anticipation of and prior to settlement and delivery, they do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for our prior overseas offerings, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval requirement could materially and adversely affect our business, prospects, financial condition, reputation, and the trading price of our listed ordinary shares.

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

The PRC government has provided tax incentives to our VIE. These incentives include reduced enterprise income tax rates. For example, under the Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%. However, the income tax of an enterprise that has been determined to be a high and new technology enterprise can be reduced to a preferential rate of 15%, and the certificate of a high and new technology enterprise is valid for three years.

Our VIE has obtained the Certificate of High and New Technology Enterprise since November 2, 2015, which is renewed on December 23, 2021 and is thus eligible to enjoy a preferential tax rate of 15% for the periods presented, to the extent it has taxable income under the PRC Enterprise Income Tax Law. Any increase in the enterprise income tax rate applicable to our VIE in China, or any discontinuation or retroactive or future reduction of any of the preferential tax treatments currently enjoyed by our VIE, could adversely affect our business, financial condition and results of operations. In addition, in the ordinary course of our business, we are subject to complex income tax and other tax regulations and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Discontinuation of any of the government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our VIE and UTime GZ have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Meanwhile, to promote our productions and operations, our VIE and UTime GZ built cooperative relations with government authorities, based on which financial subsidies and a series of other governmental supports are provided for the purpose of facilitation of more tax payment to the local tax authorities. In order to attract investment, the Management Committee of Guizhou Xinpu Economic Development Zone offers preferential policies to UTime GZ, the PRC Subsidiary of our VIE, to establish its operations in Xinpu Economic Development Zone. As of the date of this annual report, UTime GZ has received subsidies of approximately RMB1.2 million (US$0.2 million) in the form of logistics and employees’ rent subsidies for public rental housing from the Management Committee of Guizhou Xinpu Economic Development Zone. However, local governments may decide to change, withdraw or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

Most of the proof of ownership or proof of right to lease in relation to our leased real properties have not been provided to us by the relevant lessors. Therefore, we cannot assure you that such lessors are entitled to lease the relevant real properties to us. If the lessors are not entitled to lease the real properties to us and the owners of such real properties decline to ratify the lease agreements between us and the respective lessors, we may not be able to enforce our rights to keep leasing such properties under the respective lease agreements against the owners. As of the date of this annual report, we are not aware of any claim or challenge brought by any third parties concerning the use of our leased properties. If our lease agreements are claimed as null and void by third parties who are the real owners of such leased real properties, we could be required to vacate the properties, in the event of which we could only initiate the claim against the lessors under relevant lease agreements for indemnities for their breach of the relevant leasing agreements.

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

Do Mobile is subject to new certification regulations for mobile handsets introduced by the Department of Telecommunications, Government of India.

The Department of Telecommunication, Government of India (“DOT”) is a nodal regulator to regulate the telecommunication industry in India. DOT issues several regulations and guidelines to govern the telecommunication market. Since Do Mobile is involved in marketing and selling of mobile handset, the business activity of Do Mobile falls within the ambit of telecommunication.

Recently, the Telecommunication Engineering Centre of DOT has notified the Procedure for Mandatory Testing and Certification of Telecommunication (“Certification Procedures”) vide its notification dated October 2, 2018 as per the Indian Telegraph Act, 1885 and the Indian Telegraph Rules, 1951. The Certification Procedure has been enforced in phases. Phase-I came into effect from October 1, 2019 for the telecom equipment covered under Simplified Certification Scheme prescribed by the Government of India (i.e. SCS) which inter alia included two wire telecom equipment, modem, G3 fax machine, ISDN CPE and in respect of certain telecom equipment under General Certification Scheme prescribed by the Government of India (i.e. GCS) which inter alia included cord-less phones and PABX. Thereafter, Phase II was enforced from October 1, 2020 and covered equipment which inter alia covered transmission terminal equipment, PON (passive optical network) family of broadband equipment and feedback devises. The DOT vide its notification dated September 22, 2021 has announced mandatory certification of certain equipment under Phase III and Phase IV with effect from July 01, 2022 and February 01, 2022 respectively. However, DOT vide an amendment notification dated January 31, 2022 has extended the date of mandatory certification of Phase IV products from February 01, 2022 to July 01, 2022. DOT through another amendment notification dated June 13, 2022 has extended the date of mandatory certification of Phase III and Phase IV products by one year i.e. from July 01, 2022 to July 01, 2023.

In accordance with the Certification Procedures, every original equipment manufacturer, importer and dealer of the telecom equipment (i.e., mobile phones) engaged in sale or import of any telecom equipment in India is required to mandatorily obtain a certificate from Telecommunication Engineering Centre and mark or affix the equipment with the appropriate certification label. Additionally, in order to obtain the Certification, it is mandatory that the equipment needs to be tested only from a designated Conformance Assessment Body (“CAB”) or recognized CAB of Mutual Recognition Agreement partner country. The Certification Procedures mandate the certification of mobile handsets manufactured by mobile manufacturers and mobile manufacturer cannot sell the mobile handsets without such certification.

The Ministry of Electronics and Information Technology (MEITY) also carries out compulsory registration of specified goods (including mobile phones) under the Electronics and Information Technology (Requirement for Compulsory Registration) Order, 2012, as amended, which is similar to Certification Procedures prescribed by DOT.

In order to address the regulatory overlap with respect to mandatory testing procedures, recently, the DOT (in consultation with MEITY) vide its notification dated May 24, 2022 (“Exemption Notification”), has exempted ‘Mobile user equipment/ mobile handset’ from prior mandatory testing and certification in respect of parameters as determined by the concerned authority.

Do Mobile is not engaged in manufacturing mobile handsets and outsources such manufacture to third-party manufacturers. We believe post the Exemption Notification, the Certification Procedures as prescribed by DOT will not be applicable to such third-party manufacturers. However, third-party manufacturers will still be required to obtain certification as prescribed by MEITY. The cost of obtaining the certification will result in an increase of the cost of mobile handsets and thus, may impact sales of mobile handsets of Do Mobile. Therefore, we will be required to more carefully assess the market when launching new models of our products.

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

In addition to the aforesaid, Do Mobile has not maintained its statutory registers and minutes of the meetings of the board of directors and shareholders as mandated under the extant provisions of the Companies Act, 2013. Do Mobile has also not been in compliance with regard to the holding of its board meetings at regular intervals as provided under the Companies Act, 2013 read with rules and regulations made thereunder.

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

Under the extant provisions of Foreign Exchange Management Act, 1999 read with Foreign Exchange Management (Non-debt Instruments) Rules, 2019, every Indian company receiving foreign direct investment for issuance of shares shall within a period of 30 days from the date of issue of shares to the foreign entity file a form FC-GPR (now part of Single Entity Master Form) with the Reserve Bank of India. There has been some delay on the part of Do Mobile in complying with aforesaid filing of form FC-GPR within the stipulated timelines. Also, in terms of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019, an Indian company receiving foreign direct investment must file an annual report titled ‘Foreign Liabilities and Assets’ (“FLA”) on or before July 15 of each year. Do Mobile has not filed its FLA for the financial year 2017-18, 2018-19, 2019-20, 2020-21 and 2021-22 with the Reserve Bank of India. While no penalties have been imposed on Do Mobile for the aforesaid non-compliances thus far; there cannot be any assurance that Reserve Bank of India will not impose any penalty on Do Mobile or will not take any penal action in relation aforesaid non-compliances. If any penalties or other penal measures are enforced, this could adversely affect our business and operations.

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

Risks Related to Our Ordinary Shares

The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

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

As of the date of this annual report, we had 8,267,793 ordinary shares outstanding. All of the ordinary shares of held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue preference shares to investor that grant them superior rights than holders of our ordinary shares without obtaining shareholder approval.

Our amended and restated memorandum and articles of association authorize our board of directors to issue one or more series of preference shares and set the terms of the preference shares without seeking any further approval from our shareholders. Any preference shares that are issued may rank ahead of our ordinary shares, in terms of dividends, liquidation rights and voting rights.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We commenced our operations in June 2008 through UTime SZ, a PRC company established by Mr. Bao, Mr. Junlin Zhou and Mr. Bo Tang. As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% of the equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired the equity interests of UTime SZ held by Mr. Zhou and Mr. Tang and became UTime SZ’s sole shareholder. In April 2019, UTime SZ approved a board resolution and in August 2019 approved a shareholder resolution, both of which approved Mr. He, the controlling shareholder of HMercury Capital Limited, to purchase a RMB21.4 million equity interest in UTime SZ which has been received as of the date of this annual report. On September 3, 2019, UTime SZ approved a shareholder resolution to allow Mr. Bao to invest an additional RMB23.9 million equity interest in UTime SZ, for which the consideration primarily consisted of the amount due to Kaiweixin of RMB23.0 million as of March 31, 2019. Kaiweixin was controlled by Mr. Bao through an entrust agreement with Mr. Wukai Song, who owned 100% of equity interest of Kaiweixin and Mr. Bao assumed all creditor rights after Kaiweixin was deregistered on June 21, 2019. As of the date of this annual report, Mr. Bao and Mr. He held 96.95% and 3.05% equity interests of UTime SZ, respectively.

Beginning in late 2018, the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November 2018, UTime HK, a WOS of the Company, was incorporated in Hong Kong and in December 2018, UTime WFOE, a WOS of the Company, was incorporated in China, respectively.

In March 2019, UTime WFOE entered into a series of contractual agreements with our VIE, UTime SZ and its principal shareholder, Mr. Bao, which were further amended and restated in August and September of 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. He, respectively. Pursuant to these agreements, we believe that these contractual arrangements enable us to (1) have power to direct the activities that most significantly affects the economic performance of UTime SZ and its subsidiaries, and (2) receive the economic benefits of UTime SZ and its subsidiaries that could be significant to UTime SZ and its subsidiaries. As a result of these contractual arrangements, under U.S. GAAP, the Company is considered the primary beneficiary of UTime SZ for accounting purpose and is able to consolidate UTime SZ and its subsidiaries in its consolidated financial statements.

Do Mobile is a Company subsidiary that was incorporated by the Company on October 24, 2016 in New Delhi, India. Do Mobile is an operating entity that sells cell phone products and provides after-sale services of our own in-house brand in India. Prior to the Reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime. Bridgetime was incorporated on September 5, 2016 in the BVI under the laws of the BVI, with Mr. Wukai Song owning 70% of the equity interest of Bridgetime through an entrust agreement between him and Mr. Bao, and Mr. Yunchuan Li owning 30% of the equity interest of Bridgetime. Do Mobile has w.e.f. 15.04.2022 changed its registered office from House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi-110071 to another location. The registered office of Do Mobile is now situated at New State Bank of Patyal New Sabzi Mandi Azadpur, New Delhi 110033. Further, Do Mobile is yet to make its annual filings with the Registrar of Companies in respect of the FY 2021-22.

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

On April 29, 2020, the Company approved a board resolution that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 52.98% of equity interest and 137,793 ordinary shares, representing 1.66% of equity interest of the Company, respectively, as of the date of this annual report.

On February 7, 2019, UTime India Private Limited (“UTime India”) is incorporated in India and became a wholly owned subsidiary of UTime Trading.

On November 1, 2021, Guangxi Utime Technology Co., Ltd. (“UTime Guangxi”) is incorporated in Guangxi, China and became a wholly owned subsidiary of UTime Trading.

On December 17, 2021, UTime Trading acquired 51% of the equity interest of Gesoper S De R.L. De C.V. (“Gesoper”). Gesoper is incorporated in Mexico and is a subsidiary of UTime Trading.

On January 17, 2022, Gesoper S De R.L. De C.V. (“Gesoper”) acquired 85% of Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”) equity interest. Firts was incorporated in Mexico and is a subsidiary of Gesoper.

The following diagram illustrates our corporate structure as of the date of this annual report.

Ownership and Organization Chart

As of the date of this annual report, details of the material subsidiaries of the Company and UTime SZ are set forth below:

Name	Date of Incorporation	Jurisdiction of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries of the Company
UTime International Limited	November 1, 2018	Hong Kong	100%	Investment holding company
Shenzhen UTime Technology Consulting Co., Ltd.	December 18, 2018	China	100%	Investment holding company
Bridgetime Limited	September 5, 2016	British Virgin Island	100%	Investment holding company
Do Mobile India Private Ltd.	October 24, 2016	India	99.99%	Sales of in-house brand products in India

VIE
United Time Technology Co., Ltd.	June 12, 2008	China	100%	Research and development of products, and sales

Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	UTime SZ’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	UTime SZ’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s Subsidiary	Trading
Guangxi Utime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s Subsidiary	Manufacturing of mobile devices and components
Gesoper S De R.L. De C.V. (“Gesoper”)	October 21, 2020	Mexico	UTime Trading’s subsidiary	Trading
Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”)	November 12, 2021	Mexico	Gesoper’s subsidiary	Trading

Contractual Arrangements with the VIE and its Respective Shareholders

We conduct substantially all of our business in the PRC through a series of contractual arrangements with our VIE and its shareholders. The VIE and its subsidiaries hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and its subsidiaries hold the assets necessary to operate the Company’s business and generate substantially all of the Company’s revenues.

Our contractual arrangements with our VIE and its respective shareholders allow us to: (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of our VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of our VIE when and to the extent permitted by PRC laws.

As a result of our direct ownership in UTime WFOE and the contractual arrangements with our VIE, we are regarded as the primary beneficiary of our VIE for accounting purposes, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under U.S. GAAP. We have consolidated the financial results of our VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

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

As of the date of this annual report, we have completed the equity pledge registration with the competent Administration for Market Regulation in accordance with the PRC Property Rights Law and the Civil Code of the PRC.

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

Tablets and wearable devices, especially smart watch, are the next driven markets that we believe have great opportunities. 5G implementation will bring more orders of tablets and smart accessories in both developed and emerging markets.

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

Why We are Focusing on Emerging Markets

We estimate that from 2019 to 2022, the average annual growth rate of smartphone shipments in the world’s major emerging markets, represented by Africa, Latin America, and other South Asia countries, among others, will be significantly higher than the annual growth of smartphone shipments in global established markets. Therefore, we believe that emerging markets will be the main sources of growth in global mobile phone sales for many years to come.

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

Reinforce our Focus in Established Markets

We have developed a partnership with Quality One Wireless LLC, our client in the United States, through ODM orders since 2015, and those orders contributed a significant portion, over 10%, of our entire revenue stream from 2017 to 2019. In fiscal year 2022, orders from Quality One Wireless LLC contributed 5.5% of total revenue. We also develop other clients like Swagetk Inc., which is our second largest client, representing 6.8% and 4.7% of the total revenue in fiscal year 2021 and 2022. To align our corporate strategy with the global trend of consumer electronics, especially mobile phones, we believe that expanding our business in established markets, like the United States and European countries, is vital to our future. Compared to emerging markets, established markets are well developed in terms of telecommunication infrastructure and more saturated.

In fiscal year 2022, We entered the Japan market through an ODM order and we are developing our first tablet product for our Japanese client. Tablets have a relatively higher margin compared to some of our other products ranging from 25% to 30% due to our client’s demand. We launched the tablet and deliver the order to our Japanese client in September 2022.

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

We are seeking to develop and expand our sales network in Mexico and to establish a representative office in the United States. In addition, we plan to further explore the African and South American markets. We believe that the representative office will help us strengthen our business network and marketing channels in the United States and other North American regions, for instance, through participating in telecom and technology exhibitions. We will seek to strengthen our efficient sales network and streamline our supply chain process to keep our products and services at a reasonable price level in order to increase our user base.

As part of our expansion strategy, we are actively evaluating opportunities for strategic cooperation with telecommunication carriers through our existing clients in Southern Asia, Africa, the United States and South America. We intend to expand into more markets including emerging and established markets through business with carriers. We have acquired two companies in Mexico in fiscal year 2022 and have built our local team there to develop business with local telecom carriers, such as, Firts, and have started with OEM/ODM orders. Meanwhile, our Mexican subsidiaries are in the process of becoming certified vendors of these local telecom carriers. Once the process is completed, we will be able to use our “UTime” and “Do” brands.

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

We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We plan to develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, sunglasses with built-in speakers, tablets, and wearable devices, among others.

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

Smartphones

Since March 2020 the Company has participated in efforts to stop the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. The Company does not intend for this revenue stream to become part of its long-term business strategy and ceased face masks orders in 2020.

Face masks

Since March 2020 the Company has participated in efforts to stop the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. The Company does not intend for this revenue stream to become part of its long-term business strategy and ceased face masks orders in 2020.

Others

Our other products mainly consists of cell phone accessories, parts of mobile phone and molds for mobile phones, as well as other consumer electronic accessories. Our mobile phone accessories contain two categories. One is for our OEM/ODM clients, mainly including spare parts and supplemental components that we sell to our clients. The other is for our in-house brand including consumer electronics, such as, power bank, Bluetooth speaker, and spare parts like batteries, chargers, and cell phone shells.

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020		2021		2022
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	173,190	89.7	144,032	58.4	111,066	17,496	40.3
Smart phone	19,228	10.0	56,885	23.0	154,143	24,281	56.0
Face mask	-	-	44,747	18.1	-	-	-
Others	670	0.3	1,235	0.5	10,299	1,622	3.7
Total	193,088	100.0	246,899	100.0	275,508	43,399	100.0

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

On October 6, 2021, we entered into an investment agreement (the “Investment Agreement”) with the local government of Jiangnan, Nanning (the “Jiangnan Government”) pursuant to which UTime SZ agreed to invest an aggregate of RMB 150 million (approximately US$23.2 million) by establishing manufacturing facilities and producing electronic devices at Jiangnan, Nanning. Our second factory in Nanning went into service in May, 2022.

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

For our “Do” brand, we cooperate with an outsourced factory in India due to cost consideration. The Indian government imposes a higher import tax on finished goods than the partially assembled one, such as a Semi-Knocked Down (“SKD”) for consumer electronics. Therefore, we ship SKD to Do Mobile from our factory operated by UTime GZ and finish final assembling process in our outsourced factory in India.

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

Our Technology

We are an EMS service provider, mainly offering OEM/ODM services to our engaged clients. We continue investing in technology to improve our ability in design, production, testing and software application. Our subsidiary, UTime SZ, is a national certified high technology enterprise that has certain benefits in tax deduction and government grants through 2024 and the certification is renewable every three years.

Our technology focuses on process optimization, which can contribute to improved accuracy or efficiency during production, and industrial design as well as mechanical design, which enables us to meet requirements from our OEM/ODM clients and fulfill the orders.

Major technologies applied in our operations are listed below:

Number	Category	Name	Description	Source
1	Production	SMT Production line	The length of each SMT production line is 28 meters with antistatic function attached.	Purchased
2	Production	Assembly line	The assembly line has a capacity of 45 operators working together	Purchased
3	Testing	General Testing line	N/A	Purchased
4	Design	Mobile phone Industrial Design Patent	An exterior used for smartphones	Self-developed
5	Production	PCBA Calibration Fixture Tools	A clip that improves the accuracy for assembly activities	Self-developed
6	Design	Flex Print Circuit Board (FPCB) for Smartphone	Circuit board used in smartphones with enhanced function	Self-developed
7	Testing	Application for Water proof Test	Application used to test water damage of electronic components	Self-developed
8	Design	Application for Access to Public Warning System	Application installed in mobile phones to enhance signal	Self-developed
9	Design	Call Filter	Application installed in mobile phones to filter harmful incoming messages	Self-developed

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

Customers

The majority of our selling items are the feature phones and the smartphones as mentioned above. Our sales depend heavily on our major clients, Philco Eletronicos S/A, TCL Communication Limited and PCD International, representing 42.3%, 19.8% and 5.5% of the total revenue for fiscal year 2022, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our top three customers for the fiscal year 2022:

Country/Area	Customer	Brand	Percentage of total revenue
South America	Philco Eletronicos S/A	ODM	42.3%
Asia	TCL Communication Limited	ODM	19.8%
United States	PCD International	ODM	5.5%

The following is a list of our top three customers for the fiscal year 2021:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	41.3%
United States	Swagtek Inc.	ODM	6.8%
Asia	Shanghai Sunvov Communications Technology Co., Ltd.	ODM	6.3%

The following is a list of our top three customers for the fiscal year 2020:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	57.3%
Asia	T2 Mobile International Limited	ODM	9.6%
United States	Quality One Wireless LLC	ODM	6.0%

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

Global Operations

Historically, most of our OEM and ODM customers have come from established markets, including the United States, and emerging economies, including India and countries in South Asia and Africa, which have contributed considerably to our revenue. In line with our vision to expand globally, we started to use our new brand name “Do” in India in 2017 to develop in-house brand business. Emerging markets are the main consideration for our in-house brand sales and marketing, and historically India has been the primary focus of Do Mobile because of its large population. However, due to a negative change of business environment in India since mid-2020, we have decided to shift our strategic focus from India to Latin America. Mexico is our first step for business expansion in Latin America and in December 2021, we have acquired two local companies in telecom industries to expand our business in Mexico with local telecom carriers. We also plan to establish a representative office in the United States to further strengthen our business network in established markets.

Sales and Marketing

China and other markets

We directly provide OEM and ODM business for our customers in China and overseas. In order to maintain close relationships with these customers, we have built a strong marketing team consisting of 15 sales force members, including a domestic client division, overseas client division and key accounts division. Our marketing efforts consist of product marketing and orders partner marketing. Product marketing focuses on ensuring OEM/ODM requirements related to products. Order partner marketing focuses on engaging sustainable clients, participating in telecom and technology exhibitions, as well as developing supplemental sales tools, industry trade show materials and brand awareness.

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

Due to our strategic shift, our Indian operations were maintained at a limited level.

Warehousing and Distributor

Due to our limited operation in India, as of August 2022, we have kept one warehouse in India. Logistic transportation costs average between approximately US$60 to US$100 per month. Our self-branded products are sold only through offline retail distributors. For our offline network, we work with local distributors. There are no instalment or other credit strategies between our distributors and us. We have kept two professionals in sales team to manage 23 active distributors.

After-sales service

An excellent user experience is one of our major goals. We provide customers with a one-year warranty on our phone products. Customers can get their phones repaired during the maintenance period, usually within one year, by taking their receipts and goods to any one of the nearly 800 service centers that has cooperated with us. Based on historical collection records, product return rate is about 0.2%. We believe our after-sales service creates a satisfying user experience. We kept three persons in after-sales team to handle after-sale services to existing orders.

United States

We cooperate with our clients in the United States through ODM orders. We intend to strengthen our business connections by establishing a representative office in the United States. This office will help us increase our marketing efforts, such as by participating in conferences and events that focus on the United States and other regions in North America. Our operation in this region through online platform Amazon were maintained at a relatively low level and only launched our experimental products.

Mexico

We have started to develop Mexico market as part of a broader corporate strategic shift, in connection with which we have decided to shift our emerging markets from India to Mexico. As a result, we have acquired two local companies in Mexico during the fiscal year 2022 and started business with local telecom carriers through ODM/OEM orders in August, 2022. We are in the process of obtaining vendor certificates with these telecom carriers and plan to sell products through these carriers with our own brand “UTime” and “Do”.

Africa

We entered the African market through ODM orders, including smartphones and feature phones, in 2018. Our African team contains two account managers, a product manager and two marketing specialists, because having a local distribution network is our main focus in the African market. We stopped cooperation with online platform, such as Jumia, during the fiscal year 2022 and have been focusing solely on local distribution channels.

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

●

Comprehensive global industry ecosystem. Our integration of development, manufacturing, PCBA, Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services in China, India, Africa, the United States and South America, combined with our extensive industry experience, provides us a comprehensive global ecosystem for our products. We acquired two companies in Mexico which are mainly focus on business with telecom carriers and manage local distributors and after-sales services.

●	Strong production capacity. Currently, we have six high-end Surface Mounting Technology (“SMT”) production lines and test lines, eleven assembly lines of which six lines are leased, and four leased packaging lines. Each SMT has a production capacity of 600,000 units per month, and our monthly assembling capacity has reached over one million units. Due to the seasonality of the mobile phone industry, we also cooperate with six manufacturers to fulfill our peak season orders, and we believe this strategy is cost-effective.

●

Niche market positioning. We have accumulated extensive business resources and partners both domestic and abroad over the past 10 years, and we have laid our focus in the middle and low-end markets of developing countries, where the markets are fairly new and generally devoid of intense competition that could create new demands, ahead of our competitors in the same industry segment, such as the markets in Mexico.

●	Cost-effective products. We primarily cover two product categories: 13 types of smartphones and 8 types of feature phones. We believe our products are comparable in quality to the large brands and are price competitive. We believe we fit the needs of low-to-mid income groups of many developing countries and we believe we avoid the vicious competition from large international brands.

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

As of the date of this annual report, we had obtained 43 patents and 44 registered software copyrights, registered 43 trademarks inside and outside of China, and submitted 6 additional trademark applications.

Patents. We had 43 registered patents in China, which cover technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ owning 35 and UTime GZ owning 8. Among them, 23 registered patents were granted as utility model patents, 18 registered patents were granted as design patents and 2 registered patents were granted as invention patents.

Software copyrights. We maintain a portfolio of copyright-protected software. We had 44 registered software copyrights in China.

Trademarks. We had 23 registered trademarks in China and 20 registered trademarks outside of China in Africa, Asia, America and Europe. We also have 6 pending trademark applications outside of China in the Philippines, Kenya and other jurisdictions.

Domain names. We had 7 registered domain names in China and 7 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this annual report, we had 384 full-time employees and no part-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
Administration and Human Resources	23	6%
Finance and Accounting	13	3%
Production	239	62%
Procurement	9	2%
Sales and Marketing	10	3%
Customer Services	15	4%
Research and Development	41	11%
Quality Control	21	6%
Project and Scheduling	13	3%
Total	384	100%

Properties

Our headquarters are located in Shenzhen, China, where we own the office building with an aggregate floor area of approximately 640 square meters. Our operations facilities, including those for accounting, supply chain management, quality assurance and customer services, are located at our headquarters. We have supply chain management, sales and marketing, communication and business development personnel at our office in Shenzhen. Our manufacturing facilities, including those for engineering and assembling, are located at our leased factory in Guizhou. Our second factory was established in May 2022 and started operation since then.

We currently lease and occupy approximately 17,478 square meters of office and factory space in Guizhou, China and approximately 279 square meters of office space in New Delhi, India. These leases vary in duration from 1 year to 5 years. We believe that our facilities are adequate to meet our needs for the immediate future.

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

On December 27, 2021, the NDRC and the MOFCOM promulgated the latest Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the Negative List (Edition 2021), which came into effect on January 1, 2022. Pursuant to the Negative List (Edition 2021), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (Edition 2020), or the Encouraging Catalogue (Edition 2020), which came into effect on January 27, 2021 and replaced the Encouraging Catalogue (Edition 2019) effective on July 30, 2019. The Encouraging Catalogue (Edition 2020) is divided into two parts, namely the Nationwide Catalogue of Encouraged Industries for Foreign Investment and the Catalogue of Priority Industries for Foreign Investment in Central and Western China. The Nationwide Catalogue of Encouraged Industries for Foreign Investment lists a total of 480 industry sectors that encourage foreign investments; the Catalogue of Priority Industries for Foreign Investment in Central and Western China lists industry sectors that each province and city wish to introduce.

In October 2016, the MOFCOM issued the Interim Measures for Record-filing Administration of the Establishment and Change of Foreign-invested Enterprises or FIE Record-filing Interim Measures, which was revised in June 2018. Pursuant to FIE Record-filing Interim Measures, the establishment and change of FIE are subject to record-filing procedures, instead of prior approval requirements, provided that the establishment or change does not involve special entry administration measures. If the establishment or change of FIE matters involves the special entry administration measures, the approval of the MOFCOM or its local counterparts is still required. Pursuant to the Announcement [2016] No. 22 of the NDRC and the MOFCOM dated October 8, 2016, the special entry administration measures for foreign investment apply to restricted and prohibited categories specified in the Catalogue, and the encouraged categories are subject to certain requirements relating to equity ownership and senior management under the special entry administration measures. However, as the PRC Foreign Investment Law has taken effect, the MOFCOM and the SAMR, jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which went into effect on January 1, 2020. According to the Foreign Investment Information Report Measures, which repealed the FIE Record-filing Interim Measures, foreign investors or FIEs shall report their investment-related information to the competent local counterparts of the MOFCOM through the Enterprise Registration System and National Enterprise Credit Information Notification System.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On December 27, 2021, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2021). See “Regulations — Regulations relating to Foreign Investment — The Guidance Catalogue of Industries for Foreign Investment”.

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

Registrations for Import and Export of Goods

The major PRC laws and regulations governing import and export of goods are Foreign Trade Law of the PRC, or the Foreign Trade Law, Regulations of the PRC on the Administration of Import and Export of Goods, or the Regulations on Import and Export of Goods, Customs Law of the PRC and Provisions of the Customs of the PRC on the Administration of Registration of Customs Declaration Entities.

Pursuant to the Customs Law of the People’s Republic of China promulgated by the SCNPC on January 22, 1987, as amended on April 29, 2021, unless otherwise stipulated, the declaration of import and export goods may be made by consignees and consignors themselves, and such formalities may also be completed by their entrusted customs brokers that have registered with the Customs. The consignees and consignors for import or export of goods and the customs brokers engaged in customs declaration shall register with the Customs in accordance with the laws. The Regulations on Import and Export Duties of the People’s Republic of China, promulgated by the State Council on March 7, 1985, as amended on March 1, 2017, further stipulated that, unless otherwise provided by the relevant laws and regulations, goods permitted to be imported into or exported out of China shall be subject to payment of customs duties. The consignees of imported goods, consigners of exported goods or owners of inward articles shall undertake the obligation of the payment of customs duties. The State Council also promulgated implementation rules and tariff schedules to regulate the items and rates of the customs duties.

In light of the Foreign Trade Law promulgated by the SCNPC on May 12, 1994, amended on April 6, 2004 and November 7, 2016 respectively, save as otherwise provided by laws and administrative regulations, foreign trade operators engaging in goods or technology import and export shall go through the record-filing registration formalities with the competent department of foreign trade under the State Council of the PRC or its authorized institutions. Failing to do the same, the customs shall refuse to process the declaration and clearance of goods imported or exported submitted by such foreign trade operators. A legally registered foreign trade operator is entitled to act as other parties’ agent to handle foreign trade businesses within its business scope. Furthermore, in accordance with the Measures for the Archival Filing and Registration of Foreign Trade Business Operators amended on May 10, 2021, any foreign trade business operator undertaking the import or export of goods or technology shall go through the archival filing and registration to the MOFCOM or the institutions entrusted by the MOFCOM. But those for whom there is no need to make archival filing and registration as prescribed by laws, administrative regulations and the provisions of the MOFCOM shall be excluded. In case a foreign trade business operator fails to go through the archival filing and registration according to the present Measures, the customs shall not handle the formalities for declaration of release for import and export.

Pursuant to the Administrative Provisions of the Customs of the People’s Republic of China on Record-filing of Customs Declaration Entities promulgated by the General Administration of Customs on November 19, 2021 and became effective on January 1, 2022, a consignor or consignee of imported and exported goods shall go through customs declaration entity record-filing formalities with the competent customs in accordance with the applicable provisions. Customs declaration entities may handle customs declarations business within the customs territory of the PRC.

According to the Import and Export Commodity Inspection Law of the People’s Republic of China promulgated by the SCNPC on February 21, 1989, as amended on April 29, 2021 and its implementation rules, the imported and exported goods that are subject to compulsory inspection listed in the catalog compiled by the import and export commodity inspection department established by the State Council shall be inspected by the commodity inspection organizations, and the imported and exported goods that are not subject to statutory inspection shall be subject to random inspection. Consignees and consignors or their entrusted customs brokers may apply for inspection to the goods inspection authorities.

Regulation on Security Review

In August 2011, the MOFCOM promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rule, which came into effect on September 1, 2011, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011. Under these regulations, a security review is required for foreign investors’ mergers and acquisitions having “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises having “national security” implications. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to a security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rule further prohibits foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions.

On December 19, 2020, the NDRC and MOFCOM promulgated the Measures for the Security Review of Foreign Investments which became effective on January 18, 2021. Under the Security Review of Foreign Investments, for foreign investments that affect or may affect national security, security review shall be conducted by the office led by NDRC and MOFCOM. For the purpose of these Measures, the term “foreign investment” refers to the investment activities carried out by foreign investors directly or indirectly within the territory of the PRC, including the following circumstances:

●	where foreign investors invest, solely or jointly with other investors, in new projects or establishing enterprises in the PRC;

●	where foreign investors acquire equity or assets of domestic enterprises by way of merger and acquisition; or

●	where foreign investors make investments in the PRC in any other form.

Regulation on Information Security and Censorship

On July 1, 2015, the Standing Committee of the National People’s Congress promulgated the PRC National Security Law, which came into effect on the same day. The PRC National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact the national security of the PRC.

The SCNPC promulgated the Cybersecurity Law of the PRC, or the Cybersecurity Law, which became effective on June 1, 2017, to protect cyberspace security and order. Pursuant to the Cybersecurity Law, any individual or organization using the network must comply with the constitution and the applicable laws, follow the public order and respect social moralities, and must not endanger cyber security, or engage in activities by making use of the network that endanger the national security, honor and interests, or infringe on the fame, privacy, intellectual property and other legitimate rights and interests of others. The Cybersecurity Law sets forth various security protection obligations for network operators, which are defined as “owners and administrators of networks and network service providers”, including, among others, complying with a series of requirements of tiered cyber protection systems; verifying users’ real identity; localizing the personal information and important data gathered and produced by key information infrastructure operators during operations within the PRC; and providing assistance and support to government authorities where necessary for protecting national security and investigating crimes. To comply with these laws and regulations, we have adopted security policies and measures to protect our cyber system and user information.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On July 6, 2021, certain PRC regulatory authorities issued Opinions on Strictly Cracking Down on Illegal Securities Activities, which, among others, provides for improving relevant laws and regulations on data security, cross-border data transmission, and confidential information management. It provided that efforts will be made to revise the regulations on strengthening the confidentiality and file management relating to the offering and listing of securities overseas, to implement the responsibility on information security of overseas listed companies, and to strengthen the standardized management of cross-border information provision mechanisms and procedures.

On June 10, 2021, the Standing Committee of the PRC National People’s Congress published the PRC Data Security Law, which took effect on September 1, 2021. The PRC Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision, publication of data, to be conducted in a legitimate and proper manner. The PRC Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data activities. The PRC Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the PRC Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the PRC Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities.

On August 17, 2021, the State Council promulgated the Regulations on Security Protection of Critical Information Infrastructure, which became effective on September 1, 2021. Pursuant to such regulation, critical information infrastructure refers to any important network facilities and information systems of an important industry and field such as public communication and information service, energy, transport, water conservation, finance, public services, e-government affairs and national defense related science and technology industry, and other industries and fields that may seriously endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage. In addition, relevant administration departments of each important industry and field are responsible for formulating eligibility criteria and determining the critical information infrastructure in the respective industry or field. The operators will be informed by the relevant regulatory authority about the final determination as to whether they are categorized as “critical information infrastructure operators.”

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Personal Information Protection Law, which integrates the scattered rules with respect to personal information rights and privacy protection and took effect on November 1, 2021. Pursuant to the PRC Personal Information Protection Law, “personal information” refers to any kind of information related to an identified or identifiable individual as electronically or otherwise recorded but excluding the anonymized information. The processing of personal information includes the collection, storage, use, processing, transmission, provision, disclosure and deletion of personal information. The PRC Personal Information Protection Law applies to the processing of personal information of individuals within the territory of the PRC, as well as personal information processing activities outside the territory of the PRC, for the purpose of providing products or services to natural persons located within China, for analyzing or evaluating the behaviors of individuals located within China, or for other circumstances as prescribed by laws and administrative regulations. The PRC Personal Information Protection Law provides a personal information processor may process the personal information of this individual only under the following circumstances: (i) where consent is obtained from the individual; (ii) where it is necessary for the execution or performance of a contract to which the individual is a party, or where it is necessary for carrying out human resource management pursuant to employment rules legally adopted or a collective contract legally concluded; (iii) where it is necessary for performing a statutory responsibility or statutory obligation; (iv) where it is necessary in response to a public health emergency, or for protecting the life, health or property safety of a natural person in the case of an emergency; (v) where the personal information is processed within a reasonable scope to carry out any news reporting, supervision by public opinions or any other activity for public interest purposes; (vi) where the personal information, which has already been disclosed by an individual or otherwise legally disclosed, is processed within a reasonable scope; or (vii) any other circumstance as provided by laws or administrative regulations. In principle, the consent of an individual must be obtained for the processing of his or her personal information, except under the circumstances of the aforementioned items (ii) to (vii). Where personal information is to be processed based on the consent of an individual, such consent shall be a voluntary and explicit indication of intent given by such individual on a fully informed basis. If laws or administrative regulations provide that the processing of personal information shall be subject to the separate consent or written consent of the individual concerned, such provisions shall prevail. In addition, the processing of the personal information of a minor under 14 years old must obtain the consent by a parent or a guardian of such minor and the personal information processors must adopt special rules for processing personal information of minors under 14 years old. The PRC Personal Information Protection Law also contains certain specific provisions with respect to the obligations of a personal information processor and imposes further obligations on a personal information processor that provides for basic internet platform services, has large amount of users, or has complicated business activities. These obligations include, without limitation, formulation of an independent institution mainly comprising of outside members to supervise personal information processing activities, termination of provision of services for product or service providers on the platform whose personal information processing activities are in material violation of laws and regulations, and issuing personal information protection social responsibilities reports regularly.

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review. The Measures for Cybersecurity Review (2021) further elaborated the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments if going public; and (iii) the risks of network information security. The cybersecurity review will also look into the potential national security risks from overseas IPOs.

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where operator of critical information infrastructure or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022.

Regulations on Intellectual Property Rights

The PRC has adopted comprehensive legislation governing intellectual property rights, including patents, trademarks, copyrights and domain names.

Patents

Pursuant to the PRC Patent Law, promulgated in December 2008 and which was revised by the SCNPC on October 17, 2020 and became effective on June 1, 2021, and its implementation rules, most recently amended on January 9, 2010, patents in China fall into three categories: invention, utility model and design. An invention patent is granted to a new technical solution proposed in respect of a product or method or an improvement of a product or method. A utility model is granted to a new technical solution that is practicable for application and proposed in respect of the shape, structure or a combination of both of a product. A design patent is granted to a new design of the shape, pattern, or a combination thereof, as well as a combination of the color, shape and pattern, of the entirety or a portion of a product, which creates an aesthetic feeling and is fit for industrial application. Under the PRC Patent Law, the term of patent protection starts from the date of application. The duration of patent right for inventions shall be twenty years, and the duration of patent right for utility models shall be ten years, and the duration of patent right for designs shall be 15 years, counted from the date of filing. The PRC Patent Law adopts the principle of “first-to-file” system, which provides that where more than one person files a patent application for the same invention, a patent will be granted to the person who files the application first.

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

As of the date of this annual report, we had 43 patents granted in China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years provided relevant application procedures have been completed within twelve months before the end of the validity period. As of the date of this annual report, we owned 23 registered trademarks in different applicable trademark categories in China and we owned 20 registered trademarks in different applicable trademark categories outside of China and were in the process of applying to register 6 trademarks outside of China.

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

Software Copyright Law

The newly amended Copyright Law or the Copyright Law, consists of 67 articles in six chapters, and came into force on June 1, 2021. The Copyright Law provides that Chinese citizens, legal entities or unincorporated organizations, whether published or not, shall enjoy copyright in their works, which refer to ingenious intellectual achievements in the fields of literature, art and science that can be presented in a certain form. The purpose of the Copyright Law aims to encourage the creation and dissemination of works that are beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture. The term of protection for copyrighted software of legal persons is fifty years and ends on December 31 of the 50th year from the date of first publishing of the software.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in 2001, and amended subsequently, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in 2002, which apply to software copyright registration, license contract registration and transfer contract registration.

As of the date of this annual report, we had registered 44 software copyrights in China.

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

As of the date of this annual report, we had registered 14 domain names.

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

Regulations on Stock Incentive Plans

Pursuant to the Notice on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, issued by SAFE on February 15, 2012, employees, directors, supervisors and other senior management participating in any stock incentive plan of an overseas publicly listed company who are PRC citizens or who are non PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be a PRC subsidiary of such overseas listed company, and complete certain other procedures. Failure to complete the SAFE registrations may subject them to fines and legal sanctions and may also limit our ability to contribute additional capital into our wholly foreign owned subsidiary in China and limit this subsidiary’s ability to distribute dividends to us. The PRC agents shall, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC established by the PRC agents before distribution to such PRC residents. In addition, the PRC agents shall quarterly submit the form for record-filing of information of the Domestic Individuals Participating in the Stock Incentive Plans of Overseas Listed Companies with SAFE or its local branches. We and our PRC citizen employees who have been granted share options, or PRC optionees, are subject to the Stock Option Rules. If we or our PRC optionees fail to comply with the Individual Foreign Exchange Rule or the Stock Option Rules, we and our PRC optionees may be subject to fines and other legal sanctions. In addition, the PRC agents are required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan. Moreover, the SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with local branches of SAFE before exercising rights.

In addition, the SAT has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

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

On December 24, 2021, the CSRC released the Administrative Provisions of the State Council Regarding the Overseas Issuance and Listing of Securities by Domestic Enterprises (Draft for Comments) (the “Draft Administrative Provisions”) and the Measures for the Overseas Issuance of Securities and Listing Record-Filings by Domestic Enterprises (Draft for Comments) (the “Draft Filing Measures”, collectively with the Draft Administrative Provisions, the “Draft Rules Regarding Overseas Listing”), both of which have a comment period that expires on January 23, 2022. The Draft Rules Regarding Overseas Listing lay out the filing regulation arrangement for both direct and indirect overseas listing, and clarify the determination criteria for indirect overseas listing in overseas markets.

The Draft Rules Regarding Overseas Listing stipulate that the Chinese-based companies, or the issuer, shall fulfill the filing procedures within three working days after the issuer makes an application for initial public offering and listing in an overseas market. The required filing materials for an initial public offering and listing shall include but not limited to: record-filing report and related undertakings; regulatory opinions, record-filing, approval and other documents issued by competent regulatory authorities of relevant industries (if applicable); and security assessment opinion issued by relevant regulatory authorities (if applicable); PRC legal opinion; and prospectus. In addition, an issuer who issues overseas listed securities after overseas listing shall, within three working days after the completion of the issuance, submit required filing materials to the CSRC, including but not limited to: filing report and relevant commitment; and domestic legal opinion. Furthermore, an overseas offering and listing is prohibited under any of the following circumstances: (1) if the intended securities offering and listing is specifically prohibited by national laws and regulations and relevant provisions; (2) if the intended securities offering and listing may constitute a threat to or endangers national security as reviewed and determined by competent authorities under the State Council in accordance with law; (3) if there are material ownership disputes over the equity, major assets, and core technology, etc. of the issuer; (4) if, in the past three years, the domestic enterprise or its controlling shareholders or actual controllers have committed corruption, bribery, embezzlement, misappropriation of property, or other criminal offenses disruptive to the order of the socialist market economy, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (5) if, in past three years, directors, supervisors, or senior executives have been subject to administrative punishments for severe violations, or are currently under judicial investigation for suspicion of criminal offenses, or are under investigation for suspicion of major violations; (6) other circumstances as prescribed by the State Council. The Administration Provisions defines the legal liabilities of breaches such as failure in fulfilling filing obligations or fraudulent filing conducts, imposing a fine between RMB 1 million and RMB 10 million, and in cases of severe violations, a parallel order to suspend relevant business or halt operation for rectification, revoke relevant business permits or operational license.

On April 2, 2022, the CSRC published the Provisions on Strengthening the Confidentiality and Archives Administration Related to the Overseas Securities Offering and Listing by Domestic Enterprises (Draft for Comments), or the Draft Provisions on Confidentiality and Archives Administration, and will accept public comments until April 17, 2022. The Draft Provisions on Confidentiality and Archives Administration requires that, in the process of overseas issuance and listing of securities by domestic entities, the domestic entities, and securities companies and securities service institutions that provide relevant securities service shall strictly implement the provisions of relevant laws and regulations and the requirements of these provisions, establish and improve rules on confidentiality and archives administration. Where the domestic entities provide with or publicly disclose documents, materials or other items related to the state secrets and government work secrets to the relevant securities companies, securities service institutions, overseas regulatory authorities, or other entities or individuals, the companies shall apply for approval of competent departments with the authority of examination and approval in accordance with law and report the matter to the secrecy administrative departments at the same level for record filing. Where there is unclear or controversial whether or not the concerned materials are related to state secrets, the materials shall be reported to the relevant secrecy administrative departments for determination. However, the Draft Provisions on Confidentiality and Archives Administration have not yet been settled or become effective, and there remain uncertainties regarding the further interpretation and implementation of the Draft Provisions on Confidentiality and Archives Administration.

Enforceability of Civil Liabilities

We conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. As a result, it may be difficult or impossible for a shareholder to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. It may also be difficult for a shareholder to enforce judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our executive officers and directors.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they determine that the judgment violates the basic principles of PRC laws or national sovereignty, national security or public interest. As a result, it is uncertain whether a PRC court would enforce a judgment rendered by a court in the United States. Although under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against us in the PRC, if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements, including, among others, the foreign shareholders as plaintiff must have a direct interest in the case, and there must be a concrete claim, a factual basis and a cause for the suit.

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

Important Compliances pertaining to FDI under FEMA Rules, 2019

Pricing Guidelines on Issuance of Shares and Filing of Form FC-GPR for Allotment of Shares

Pricing: Any Indian company intending to issue equity instruments including equity shares to a person resident outside India must ensure that the price of such equity instruments shall not be less than: (a) the price worked out on the basis of Securities and Exchange Board of India (SEBI) guidelines in case of listed companies or in case of a company going through a delisting process as per SEBI (Delisting of Equity Shares) Regulations, 2021; and (b) the valuation of such equity instruments arrived at as per any internationally accepted pricing methodology on arm’s length basis duly certified by a SEBI registered Merchant Banker or a Chartered Accountant or a practicing Cost Accountant, in case of an unlisted Indian Company.

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

In the case of transfer of equity instruments (including shares) from a person resident in India to a person resident outside India, price of such equity instruments transferred shall not be less than:

a)	the price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)	the price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2021.

c)	in case of an unlisted Indian Company, the valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a SEBI registered Merchant Banker or a practicing Cost Accountant.

In the case of transfer of equity instruments (including shares) by a person resident outside India to a person resident in India, the price of equity instruments (including shares) transferred shall not exceed:

a)	The price worked out in accordance with the relevant SEBI guidelines in case of a listed Indian company;

b)	The price at which a preferential allotment of shares can be made under the SEBI guidelines, as applicable, in case of a listed Indian company or in case of a company going through a delisting process as per the SEBI (Delisting of Equity Shares) Regulations, 2021. The price is determined for such duration as specified in the SEBI guidelines, preceding the relevant date, which shall be the date of purchase or sale of shares;

c)	The valuation of equity instruments done as per any internationally accepted pricing methodology for valuation on an arm’s length basis duly certified by a Chartered Accountant or a Securities and Exchange Board of India registered Merchant Banker or a practicing Cost Accountant, in case of an unlisted Indian Company.

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

Repatriation of Dividend

Dividends declared by Indian companies are freely repatriable without any restrictions (net after Tax deduction at source or Dividend Distribution Tax, if any, as the case may be). The repatriation is governed by the provisions of the Foreign Exchange Management (Current Account Transactions) Rules, 2000.

Repatriation of Interest

Interest on fully, mandatorily and compulsorily convertible debentures is also freely repatriable without any restrictions (net of applicable taxes). The repatriation is governed by the provisions of the Foreign Exchange Management (Current Account Transactions) Rules, 2000.

Regulations relating to Overseas Investment under FEMA

Investment in Joint Venture or Wholly Owned Subsidiary

RBI has issued the Foreign Exchange Management (Transfer or Issue of any Foreign Security) Regulations, 2004 (“ODI Regulations”) pursuant to the provisions of FEMA to govern the investment in a foreign entity by an Indian party, including an Indian company. The foreign entities in which such overseas investment is made are referred to as joint venture (“JV”) or wholly owned subsidiary (“WOS”). An Indian company is allowed to make overseas investment in JV or WOS either by way of contribution towards capital or subscription to the memorandum of association of JV or WOS. Further, overseas direct investment is also permitted by way of purchase of existing shares of JV or WOS through market or stock exchange, excluding the portfolio investment.

Like FDI, Indian companies can make overseas investment under automatic route and approval route.

An Indian company may make overseas direct investment in JV or its WOS up to 400% of its net worth (as per its last audited balance sheet) without any prior regulatory approval. However, if this limit is breached, then prior approval from RBI is required.

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

Regulatory compliances under Companies Act, 2013

The Companies Act, 2013 (“Companies Act, 2013”) is a principal law regulating the rights and duties of a company incorporated in India. Do Mobile being an Indian company is under an obligation to undertake several compliances mentioned under the Companies Act, 2013.

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

Dividends

As per the Companies Act, 2013 a company may if authorized by its articles of association (“Articles”), pay dividends in proportion to the amount paid-up on each share. A company in its general meeting may declare dividends, but no dividend shall exceed the amount recommended by the Board of a company. The shareholders do not have any power to declare any dividend, however, the same shall be approved by the shareholders in the annual general meeting of the company. Similarly, under the Companies Act, the dividend shall be declared or paid only out of profits of the company of that year after providing depreciation or out of the profits of the company for any previous financial year or years after providing for depreciation remaining undistributed, or out of both. Dividends are generally declared as a percentage of the par value of a company’s equity shares.

Bonus Shares

In addition to permitting dividends to be paid out of current or retained earnings as described above, the Companies Act, 2013 permits a company to distribute an amount transferred from the reserve or surplus in the company’s profit and loss account to its shareholders in the form of fully paid-up bonus shares. The Companies Act, 2013 permits issue of bonus shares when authorized by its Articles and shall not be issued in lieu of dividend. Bonus shares are distributed to shareholders in the proportion recommended by the Board of the company which has been authorized in annual general meeting.

Pre-emptive Rights and Issue of Additional Shares

The Companies Act, 2013 gives equity shareholders a right to subscribe for new shares in proportion to their respective existing shareholdings, unless otherwise determined by a special resolution passed by a general meeting of the shareholders. Under the Companies Act, in the event of an issuance of securities, subject to the limitations set forth above, a company must first offer the new shares to the shareholders on a fixed record date through “letter of offer”. The Companies Act, 2013 permits any other person authorized by special resolution passed in a general meeting of the shareholders to subscribe new share of the company either for cash or consideration and company shall comply with the provisions of private placement for such issue to other person.

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

There are numerous Central and State labor legislations in India. The important ones and those relevant in relation to Do Mobile are described herein below:

1.	Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 (“EPF Act”): The EPF Act provides for the institution of provident funds, pension funds, and deposit linked insurance funds for employees. It applies to all factories and establishments employing 20 or more persons or class of persons. An establishment to which the EPF Act applies shall continue to be governed by the EPF Act, notwithstanding that the number of persons employed therein at any time falls below 20. Once an establishment gets covered under the EPF Act, branches of such establishment situated at any other place shall also be treated as parts of the same establishment. Employees drawing wages exceeding Rs. 15,000/- per month are excluded from the provisions of the EPF Act.

2.	Employees’ State Insurance Act, 1948 (“ESI Act”): The ESI Act is a social welfare legislation enacted with the objective of providing certain benefits to employees in case of sickness, maternity and employment injury. It is applicable to all factories and establishment employing 10 or more persons with respect to the employees, including casual, temporary or contract employees drawing wages less than Rs. 21,000/- per month. The existing total employee state insurance contribution is 4% of wages, where the employer contribution is 3.25% and employees’ contribution is 0.75% of wages.

3.	Payment of Gratuity Act, 1972 (“Gratuity Act”): Under the Gratuity Act, employee needs to provide continuous service of 5 years to be eligible to receive gratuity. Gratuity becomes payable to an employee on retirement, resignation or termination of employment due to death/disablement on account of accident/disease. Condition of providing minimum 5 years of continuous service is not applicable in case of death/disablement. The Gratuity Act is applicable to every establishment in which 10 or more persons are employed or were employed on any day of the preceding 12 months. The gratuity is payable at the rate of 15 days wages based on the wages last drawn, for every year of completed service or part thereof in excess of 6 months, subject to an aggregate amount of Rs. 20,00,000/-. However, if an employee has the right to receive higher gratuity under a contract or under an award, then the employee is entitled to get higher gratuity.

4.	The Shops and Commercial Establishments Act (“Shops Act”): The Shops Act of the respective States in India generally contain provisions relating to registration of an establishment, working hours, overtime, leave, notice pay, working conditions for women employees, etc. Certain industries like IT and IT-enabled services have been given relaxations by various State Governments in respect of the observance of certain provisions of their respective Shops Act.

5.	Sexual Harassment of Women at Workplace (Prevention, Prohibition and Redressal) Act, 2013 (“POSH Act”): The POSH Act was enacted by the Indian Parliament to provide protection against sexual harassment of women at workplace and prevention and redressal of complaints of sexual harassment and for matters connected therewith. The POSH Act makes it mandatory for every organization to frame an anti-sexual harassment policy. Further an organization having 10 or more employees is required to constitute an Internal Complaints Committee to entertain complaints that may be made by an aggrieved woman.

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

New Labor Law Codes in India

Since many of the Indian labor laws are overlapping and archaic in nature, the Indian government has amalgamated twenty-nine existing labor laws into four codes, namely, the Code on Wages, 2019, the Industrial Relations Code, 2020, the Occupational Safety, Health and Working Conditions Code, 2020 and the Code of Social Security, 2020 (collectively referred to as the “Codes”). These four Codes together consolidate laws relating to: (i) wages; (ii) industrial relations; (iii) safety, working conditions and welfare and (iv) social security. The Code on Wages, 2019 already received Presidential assent on August 8, 2019 and the rest of the three Codes, i.e., the Industrial Relations Code, 2020; the Occupational Safety, Health and Working Conditions Code, 2020 and the Code of Social Security, 2020, received Presidential assent on September 28, 2020. The four Codes post receiving Presidential assent have also been published in the Official Gazette of India, they will however, be brought into force only once the appointed date for their implementation is notified by the Central Government. Accordingly, till date the earlier labour laws are in force and governing conditions of employment in India.

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

4C. Organizational Structure

The following chart reflects our organizational structure as of the date of this annual report. For descriptions of our subsidiaries and variable interest entity, please see “4A. History and Development of the Company.”

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

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone, face mask and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the fiscal years ended March 31, 2020, 2021 and 2022.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2020		2021		2022
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	175,215	90.7	195,995	79.4	273,979	43,159	99.4
In-house brand	17,873	9.3	6,157	2.5	1,529	241	0.6
Face mask	-	-	44,747	18.1	-	-	-
Total	193,088	100.0	246,899	100.0	275,508	43,400	100.0

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2020		2021		2022
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	173,190	89.7	144,032	58.4	111,066	17,496	40.3
Smart phone	19,228	10.0	56,885	23.0	154,143	24,281	56.0
Face mask	-	-	44,747	18.1	-	-	-
Others	670	0.3	1,235	0.5	10,299	1,622	3.7
Total	193,088	100	246,899	100	275,508	43,399	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2020		2021		2022
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
PRC	83,124	43.0	112,400	45.5	70,314	11,076	25.5
Hong Kong	51,885	26.9	30,030	12.2	18,949	2,985	6.9
India	17,873	9.3	6,157	2.5	1,529	241	0.6
Africa	18,003	9.3	19,536	7.9	25,905	4,081	9.4
The United States	19,904	10.3	17,277	7.0	28,154	4,435	10.2
Mexico	-	-	-	-	12,372	1,949	4.5
South America	-	-	45,743	18.5	118,285	18,632	42.9
Others	2,299	1.2	15,756	6.4	-	-	-
Total	193,088	100	246,899	100	275,508	43,399	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss (income) for the fiscal years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	193,088	246,899	275,508	43,399
Costs of sales	173,735	228,732	261,723	41,228
Gross profit	19,353	18,167	13,785	2,171
Operating expenses	39,062	32,697	48,286	7,606
Interest expenses	1,745	2,461	4,875	768
Income (loss) before income taxes	(21,454)	(16,991)	(39,376)	(6,203)
Income tax expenses	247	(364)	(46)	(7)
Net income (loss)	(21,701)	(16,627)	(39,330)	(6,196)

●	We incurred net loss of RMB21.7 million and RMB16.6 million for the fiscal years ended March 31, 2020 and 2021, respectively. The 23% reduction of net loss was mainly due to the increase in OEM/ODM sales in China, selling of face masks in the South America, and reduction of operating expenses. For the fiscal years ended March 31, 2021 and 2022, we incurred net loss of RMB16.6 million and net loss of RMB39.3 million (US$6.2 million). The 136% increase was mainly due to the decrease of gross profit, increase of operating expenses and increase of interest expenses.

●	OEM/ODM revenue increased from RMB175.2 million for the fiscal year ended March 31, 2020 to RMB196.0 million for the year ended March 31, 2021, representing a 12% increase, which was due to the increase in smartphone and feature phone sales to customers in mainland China and Singapore. OEM/ODM revenue increased from RMB196.0 million for the year ended March 31, 2021 to RMB274.0 million (US$43.2 million) for the year ended March 31, 2022, representing a 40% increase, which was mainly due to the increase in smart phone and feature phone sales to customers in South America, Africa and Mexico, partially offset by the decrease in OEM/ODM sales in China.

●	In-house brand products generated RMB17.9 million and RMB6.2 million for the fiscal years ended March 31, 2020 and 2021, respectively, representing a 66% decrease, which was primarily due to the lockdown and related restriction of business activities in India. In-house brand products generated RMB6.2 million and RMB1.5 million (US$0.2 million) for the fiscal years ended March, 2021 and 2022, respectively, representing a 75% decrease, which was primarily due to restrictions of business activities in India.

●	We started online sales in Africa and the United States through e-commerce platform in August 2019, in order to develop our brand influence and further expand the markets in these areas. Rollout of ecommerce platform was temporarily stayed due to the impact of COVID-19 and we plan to re-launch this sales channel at a later date. During August 2019 to March 2022, RMB0.7 million (US$0.1 million) e-commerce sales were recorded.

●	We developed new long-term OEM/ODM customers in China and Southeast Asia. We received smartphone orders from these customers which contributed to approximately 12.5% of total revenue for the fiscal year ended March 31, 2021. We established sales channels in South America, Mexico and Africa in 2022. We had a rapid growth in OEM/ODM revenue, especially in sales of smart phone products, in these areas, such that aggregate sales in South America, Mexico and Africa contributed 26% and 56.8% of total revenue for the fiscal year ended March 31, 2021 and 2022, respectively.

●	Operating expenses consist of selling expenses, general and administrative expenses, research and development (“R&D”) expenses and other (income) expense. The decrease in operating expense for the fiscal year ended March 31, 2021 (against fiscal year ended March 31, 2020) was mainly due to the decrease in selling expenses and R&D expenses. The increase in operating expense for the fiscal year ended March 31, 2022 (compared to year ended March 31, 2021) was mainly due to the increase in general and administrative expenses, increase in R&D expenses and increase in selling expenses.

●	Exchange rate between RMB and US Dollar considerably affected our financial results as more than 50% of our products were sold to customers outside of mainland China, and the exchange rate between the Indian Rupee and US Dollar considerably affected our financial results as our subsidiaries, Do Mobile, operated in India. We incurred RMB0.3 million, RMB3.7 million and RMB2.3 million of exchange loss for fiscal years ended March 31, 2020, 2021 and 2022, respectively, mainly due to fluctuations of exchange rates of RMB against US Dollar.

●	We wrote off impairment reserve of RMB0.5 million for the obsolete inventories disposed for the fiscal year ended March 31, 2020 and provided impairment reserve of RMB7.6 million and RMB0.3 million (US$0.05 million) on obsolete inventory for the fiscal years ended March 31, 2021 and 2022. We also provided allowances of RMB1.2 million, reversed allowances of RMB0.8 million and provided allowance of RMB3.5 million (US$0.6 million) on doubtful receivables for the fiscal years ended March 31, 2020, 2021 and 2022, respectively.

●	Due to an overall change of business environment in India since July 2021, we have decided to make a strategic shift and switch focus from India to Mexico. We acquired two local companies in Mexico during fiscal year 2022 and plan to further develop business with local telecom carriers in Mexico. Meanwhile, our business in India has been maintained at a limited level to fulfill existing orders.

Comparison of the fiscal years ended March 31, 2022 and 2021

Revenue

Revenue for the year ended March 31, 2022 was RMB275.5 million (US$43.4 million), an increase of RMB28.6 million, or 11.6%, from RMB246.9 million for the year ended March 31, 2021. The increase was attributable to the increase in OEM/ODM sales of RMB78.0 million, partially offset by the decrease in sales of face masks of RMB44.8 million and the decrease of in-house brand sales of RMB4.6 million.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2022 was RMB261.7 million (US$41.2 million), an increase of RMB33.0 million, or 14.4%, from RMB228.7 million for the year ended March 31, 2021. The increase was in line with the Increase of revenue.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We provided impairment reserve on obsolete inventory of RMB7.6 million and RMB0.3 million (US$0.05 million), which are recorded in cost of sales for the year ended March 31, 2021 and 2022.

Gross profit

Gross profit for the year ended March 31, 2022 was RMB13.8 million (US$2.2 million), representing a decrease of RMB4.4 million, or 24.1%, from the gross profit of RMB18.2 million for the year ended March 31, 2021 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2022 was 5.00%, or 2.4% lower, as compared to gross profit margin of 7.4% for the fiscal year ended March 31, 2021. The decrease was mainly due to squeeze of margin in feature phone sales for the fiscal year ended March 31, 2022 and cessation of face mask sales in 2020, which had contributed to higher margin in fiscal year 2021.

Operating expenses

	Year ended March 31,
	2021	2022
	RMB	RMB	US$
	(in thousands)
Selling expenses	4,127	5,459	860
General and administrative expenses(1)	18,502	25,429	4,006
R&D related expenses(1)	7,193	14,070	2,216
Other expenses, net	2,875	3,328	524
Total	32,697	48,286	7,606

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses increased by RMB15.6 million, or 47.7%, from RMB32.7 million for the year ended March 31, 2021 to RMB48.3 million (US$7.6 million) for year ended March 31, 2022. The net increase in our operating expenses was attributed to (i) increase in general and administrative expenses by RMB6.9 million (ii) increase in R&D expenses by RMB6.9 million (iii) increase in selling expenses by RMB1.3 million and (iv) net increase of other income by RMB0.5 million for the year ended March 31, 2022.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase in shipping and customs handling expenses.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The increase was mainly due to the compensation for the independent directors of the Company, office rental and other general and administration expenses incurred to support the activities of new subsidiaries carried out in Mexico and China.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in expenses on moulds and consumables for R&D activities. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses, net for the year ended March 31, 2022 was net expense of RMB3.3 million (US$0.5 million), as compared to net expense of RMB2.9 million for the year ended March 31, 2021. The increase was mainly attributed to changes in doubtful account provision, partially offset by increase in government subsidy and the decrease in exchange loss of U.S. Dollar against RMB.

Income tax expenses (benefits)

Income tax provision is RMB0.3 million and RMB0.05 million for the year ended March 31, 2021 and 2022, respectively.

Net loss

As a result of the above, net loss was RMB39.3 million (US$6.2 million) for the year ended March 31, 2022 compared to net loss of RMB16.6 million for the year ended March 31, 2021.

Comparison of the fiscal years ended March 31, 2021 and 2020

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

Overall gross profit margin for the year ended March 31, 2021 was 7.4%, or 2.6% lower, as compared to gross profit margin of 10.0% for the year ended March 31, 2020. The decrease was mainly attributable to the increasing purchase prices of raw materials resulted from global shortage of key components, including chips and screens, in the year ended March 31, 2021.

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

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other (income) expenses. Operating expenses decreased by RMB6.4 million, or 16.3%, from RMB39.1 million for the year ended March 31, 2020 to RMB32.7 million (US$5.0 million) for the year ended March 31, 2021. The decrease in our operating expenses was mainly due to decrease in selling expenses and R&D expenses

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expense was mainly due to (i) cost saving in travelling and entertainment expenses and (ii) reduction in overhead costs in India.

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

5B. Liquidity and Capital Resources

As of March 31, 2022, we had current assets of RMB192.9 million (US$30.4 million) and current liabilities of RMB163.1 million (US$25.7 million), resulting in a working capital of approximately RMB29.8 million (US$4.7 million). As of March 31, 2021, we had current assets of RMB130.8 million and current liabilities of RMB148.1 million, resulting in a working capital deficit of approximately RMB17.3 million.

We had accumulated deficit of RMB49,444 and RMB88,277 (US$13.9 million) as of March 31, 2021 and 2022, respectively. For the fiscal year ended March 31, 2022, we incurred a net loss of RMB39.3 million (US$6.2 million). Our net cash outflow was RMB20.9 million (US$3.3 million) from operations for the fiscal year ended March 31, 2022, an increase of cash outflow of RMB18.4 million compared to the net cash outflow of RMB2.5 million for the fiscal year ended March 31, 2021 as a result of decrease in gross profit and increased operating expenses on expanding business. We continue to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements.

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(17,124)	(2,521)	(20,865)	(3,286)
Net cash used in investing activity	(2,269)	(2,201)	(5,830)	(919)
Net cash provided by financing activities	12,850	14,000	86,888	13,688
Effect of exchange rate changes on cash and cash equivalents	(311)	(855)	(2,478)	(391)
Net (decrease) increase in cash and cash equivalents and restricted cash	(6,854)	8,423	57,715	9,092

We had cash, cash equivalent and restricted cash of approximate RMB1.1 million, RMB9.5 million and RMB67.2 million (US$10.6 million) as of March 31, 2020 and 2021 and March 31, 2022, respectively.

Operating activities

Net cash used in operating activities was RMB20.9 million (US$3.3 million) for the year ended March 31, 2022 as compared with RMB2.5 million for the year ended March 31, 2021. Net loss for the year ended March 31, 2022 was RMB39.3 million (US$6.2 million) compared to RMB16.6 million for the year ended March 31, 2021. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2022. Major changes are (i) increase of accounts receivable in the amount of RMB5.7 million (US$0.9 million, a decrease to cash), (ii) increase of accounts payable in the amount of RMB27.3 million (US$4.3 million, an increase to cash), (iii) increase of RMB4.6 million (US$0.7 million, a decrease to cash) in the ending inventory balance as of March 31, 2022, (iv) decrease of RMB5.9 million (US$0.9 million, an increase to cash) in prepayment and other current assets, and (v) decrease of RMB11.9 million (US$1.9 million, a decrease to cash) in other payables and accrued liabilities. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB4.3 million (US$0.7 million), provision of RMB0.3 million (US$0.04 million) for obsolete inventory and provision of RMB3.4 million (US$0.5 million) on doubtful receivables

Net cash used in operating activities was RMB2.5 million for the year ended March 31, 2021 as compared with RMB17.1 million used for the year ended March 31, 2020. Net loss for the year ended March 31, 2021 was RMB16.6 million compared to net loss of RMB21.7 million for the year ended March 31, 2020. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances for the year ended March 31, 2021. Major changes are i) decrease of accounts receivable in the amount of RMB21.5 million (an increase to cash), ii) decrease of accounts payable in the amount of RMB9.9 million (a decrease to cash), iii) increase of 10.9 million (a decrease to cash) in the ending inventory balance as of March 31, 2021, iv) increase of 26.2 million in prepayment and other current assets (a decrease to net cash) v) increase of RMB28.0 million in other payables and accrued liabilities (an increase to net cash), and vi) increase of RMB0.5 million in net amount of related parties (an increase to net cash) year ended March 31, 2021. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB4.0 million, impairment provision of RMB7.6 million for obsolete inventory and reversal of provision of RMB0.8 million on doubtful receivables.

Investing activities

Net cash used in investing activities for fiscal year ended March 31, 2022 was RMB5.8 million (US$0.9 million) as compared to net cash used in investing activities of RMB2.2 million for the fiscal year ended March 31, 2021. Cash used in the year ended March 31, 2022 were for payments of property and equipment of RMB5.9 million (US$0.9 million).

Net cash used in investing activities was RMB2.2 million for year ended March 31, 2021 as compared to net cash used in investing activities of RMB2.3 million for the fiscal year ended March 31, 2020. Cash used in the year ended March 31, 2021 were mainly for payments of licensed software.

Financing activities

Net cash provided by financing activities for year ended March 31, 2022 was RMB86.9 million (US$13.7 million) as compared to RMB14.0 million for the year ended March 31, 2021. The cash inflow was mainly attributable to proceeds from issuance of ordinary shares through IPO, capital contributions and short-term and long-term borrowings.

Net cash provided by financing activities for the year ended March 31, 2021 was RMB14.0 million as compared to RMB12.9 million for the year ended March 31, 2020. The cash inflow was mainly attributable to loans from bank and financial institutions.

In August 2022, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3.0 million with a one-year term from August 31, 2022 to August 31, 2023. On 31, 2022, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3.0 million as working capital for one year at an annual effective interest rate of 8%. It is payable at monthly interest plus monthly installment of RMB100,000 from October 2022 to August 2023, with a balloon payment of the remaining balance in the last installment.

On June 29, 2021, UTime SZ entered into a credit agreement with SRCB to borrow RMB7.0 million for a term of 3 years, which is payable at monthly installment of RMB70,000 from August 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bears a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao.

On June 29, 2021, UTime SZ entered into a credit agreement with SRCB to borrow RMB2.0 million for a term of 3 years, which is payable at monthly installment of RMB20,000 from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The annual effective rate is 7%. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao.

On November 13, 2020, UTime SZ entered into a credit agreement with CRBZ, according to which CRBZ agreed to provide UTime SZ with a credit facility of up to RMB22,000,000 with a two-year term from November 13, 2020 to November 13, 2022. Based on this credit facility, on November 18, 2020, UTime SZ entered into a working capital loan agreement with CRBZ to borrow RMB22,000,000 as working capital for one year at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse. UTime SZ repaid the loan on November 18, 2021 and signed a new working capital loan agreement with CRBZ to borrow RMB22,000,000 as working capital for one year at an annual effective interest rate of 5.5% on November 22, 2021.

In November 2020, UTime SZ and TCL Factoring executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is 8.0% to 9%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou. This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20,000,000. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring.

In December 2021, UTime SZ entered into a credit agreement with CRBZ, according to which CRBZ agreed to provide UTime SZ with a credit facility of up to RMB2,000,000 with a term from December 2, 2021 to October 21, 2022. Based on this credit facility, on December 2 and December 3, 2021, UTime SZ entered into four loan agreements respectively with CRBZ, to borrow RMB2,000,000 in total as working capital at an annual effective interest rate of 8%. The loan was originally due on October 21, 2022, however UTime SZ has been in discussions with CRBZ to renew and/or amend the credit facility and payment terms thereunder. The discussions with CRBZ were delayed due to quarantine.

In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2,000,000 for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse.

On May 19, 2022, UTime SZ entered into a Credit Line Agreement with Huaneng Guicheng Trust Co., Ltd, according to which Huaneng Guicheng Trust Co., Ltd agreed to provide UTime SZ with a credit facility of up to RMB 3,000,000 with a term of one year. On May 19, 2022, UTime SZ entered into two loan agreements with Huaneng Guicheng Trust Co., Ltd., to borrow RMB 1,990,000 in total as working capital at an annual effective interest rate of 9.45%. The loan will be due on May 19, 2024. The loan is guaranteed by Mr. Bao.

On November 23, 2021, UTime SZ entered into a Comprehensive Credit Line Agreement with Qianhai WeBank Co., Ltd, according to which Qianhai WeBank Co., Ltd agreed to provide UTime SZ with a revolving credit facility with a term of one year. On May 19, 2022, UTime SZ entered into a loan agreement with Shenzhen Qianhai WeBank Co., Ltd., to borrow RMB 1,000,000 in total as working capital at an annual effective interest rate of 3.6%. The loan expired on May 26, 2022. On the same day, UTime SZ entered into another loan agreement with Shenzhen Qianhai WeBank Co., Ltd., to borrow RMB 1,000,700 in total as working capital at an annual effective interest rate of 9%. The loan will be due on May 26, 2024. The loan is guaranteed by Mr. Bao.

On June 14, 2022, UTime SZ entered into a loan agreement with Jiangsu Suning Bank Co., Ltd. (“Suning Bank”), according to which Suning Bank agreed to provide UTime SZ with a credit facility of up to RMB 2.0 million with a term from June 13, 2022 to May 5, 2025. UTime SZ may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is 12%.

On May 19, 2022, UTime GZ entered into a credit line agreement with China Resources SZITIC Trust Co., Ltd., according to which China Resources SZITIC Trust Co., Ltd. agreed to provide UTime GZ with a credit facility of up to RMB 3.0 million with a one-year term from (the term may be automatically extended for one year from the expiration date if both parties do not propose to terminate the agreement before the expiration). UTime GZ may submit unlimited number of loan applications to China Resources SZITIC Trust Co., Ltd. or its entrusted third party, so long as, among other conditions, the balance of the loan does not exceed the credit line. On May 18, 2022, UTime GZ entered into two loan agreements with Huaneng Guicheng Trust Co., Ltd to borrow RMB 2.0 million in total for 2 years at an annual effective interest rate of 11.34%. On May 19, 2022, UTime GZ entered into a loan agreement with China Resources SZITIC Trust Co., Ltd to borrow RMB 1.0 million for 2 years at an annual effective interest rate of 11.34%. The above loans are guaranteed by Mr. Bao.

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

In September 2019, UTime SZ signed a lease agreement with Fumeibang for a term of one year, with an annual rental payment of approximately RMB1.0 million (US$0.15 million) and was most recently renewed on April 1, 2022.

On September 1, 2017, UTime GZ entered a lease agreement with Guizhou Jietongda Technology Co., Ltd. (“Jietongda”). Jietongda agreed to lease the factory building located in Xinpu District of Guizhou, China to UTime GZ, for a term of up to 4.5 years, with an annual rental payment of approximately RMB 4.2 million (US$0.6 million).

During the year ended March 31, 2020, UTime GZ entered into supplementary agreement with Jietongda and modified the original warehouse lease contract effective since September 1, 2017. Total lease amount reduced from RMB18.9 million (US$2.7 million) to RMB7.5 million (US$1.1 million) for the 4 years and 6 months’ lease period.

On September 1, 2017, UTime GZ entered into a lease agreement with Jietongda. Jietongda agreed to lease the equipment for processing mobile phones to UTime GZ, for a term of up to 5 years, with an annual rental payment of approximately RMB0.6 million (US$0.1 million).

In November 2021, UTime Guangxi entered into a Factory Lease Agreement to lease Factory for production from Nanning Industrial Investment Group Cp., Ltd, for a term of up to 5 years, with a monthly rental payment of RMB 384,853.8 (including 6 months rent-free period).

In March 2022, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from March 25, 2022 to March 31, 2027, with a monthly rental payment of RMB 30,706.06.

The following table sets forth our contractual obligations as of March 31, 2022, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	35,780	35,780	-	-	-
Current portion of long-term borrowings	800	800	-	-	-
Long term borrowings	8,020	-	1,080	6,940	-
Operating lease payments	21,020	4,514	4,575	4,575	7,356
Total	65,620	41,094	5,655	11,515	7,356

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

OEM/ODM orders were our principal source of revenue, which contributed 90.7%, 79.4% and 99.4% to our revenue, for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. Revenue from TCL Communication Limited accounted for 57.6%, 41.3% and 19.8% of total revenue, for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. T2 Mobile International Limited contributed 9.6%, 5.6% and 2.6% of total revenue, for the fiscal years ended March 31, 2020, 2021 and 2022, respectively. Shanghai Sunvov Communications Technology Co., Ltd contributed 6.3% and 3.3% of total revenue, for the fiscal year ended March 31, 2021 and 2022, respectively. Sustaining the customer source may help us secure our OEM/ODM orders. For the fiscal year ended March 31, 2021, we developed a few new customers in mainland China and Southeast Asia. Two new OEM/ODM customers contributed 6.3% and 3.5% of total revenue, respectively for the year ended March 31, 2021. We are also trying to tap into broader markets in South America, Mexico and Africa. During the fiscal year ended March 31, 2020, 2021 and 2022, aggregate sales in these areas contributed 9.3%, 26% and 56.8% of total revenue, respectively.

The implementation of our strategy in new markets depends on our R&D capacity in feature phones, smartphones and other consumer electronics considerably. If we had sufficient R&D capacity, we might have the opportunity to penetrate the existing market faster, retain more market shares and be able to develop another replicable market.

Although we intend to grow our in-house brands, it is expected that in the near term, both OEM/ODM orders and sale of our own in-house brand sales will be our principal sources of cash flow over the next two years. Cash flow from the OEM/ODM orders depends on the quantity and the price of the order, whereas cash flow from sale of in-house brand cell phone product depends on the quality of production and the profit obtained by the production. An increase in OEM/ODM orders or sale of in-house brand cell phone products will enable us to expand our operations with the increasing internally-generated funds and may allow us to obtain equity and debt financing more easily or on better terms, lessening the difficulty of obtaining financing.

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

The continuing outbreak of the coronavirus in China and globally (i) could affect our production utilization and logistics, which could directly affect our timely delivery of our products and collection of cash flow, (ii) if outbreaks recur worldwide, the entire industry could be negatively affected, leading to a certain extent of shortages in supply that could eventually raise key components price overall. As a consequence, our production cost could increase whereas our profit could decrease.

A change of overall business environment in India (i) could affect our business stability by the unfavorable local policies, which could directly impact our local development, (ii) could lower growth expectation of the consumer electronic market that may force us to search and development other emerging markets with ideal growth potential.

Other than the foregoing, the management is unaware of any trends, events or uncertainties that will have, or are reasonably expected to have, a material impact on sales, revenues or expenses.

5E. Critical Accounting Estimates

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

We have identified the following accounting estimates and assumptions which involve significant subjectivity and judgment, and changes to such estimates or assumptions could have a material impact on our financial condition or operating results. Therefore, we consider an understanding of the variability and judgment required in making these estimates and assumptions to be critical in fully understanding and evaluating our reported financial results.

Allowances of Doubtful Accounts

Description: Accounts receivable and other receivables are reflected in our consolidated balance sheets at their estimated collectible amounts. A substantial majority of our accounts receivable are derived from sales to well-known technological clients. We follow the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which we regularly assess our ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. We provide an allowance for doubtful accounts when we determine that the collection of an outstanding customer receivable is not probable.

Judgments and Uncertainties: The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. We take into consideration (a) historical bad debts experience, (b) any circumstances of which we are aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in our customer or debtor payment history, and (d) our judgments as to prevailing economic conditions in the industry and the impact of those conditions on our customers and debtors.

Sensitivity of Estimate to Change: The uncollectible amounts estimated are based on review on regular basis. If circumstances change, such that the financial conditions of our customers or debtors are adversely affected and they are unable to meet their financial obligations to us, we may need to record additional allowances, which would result in a reduction of our net income

Impairment of Inventories

Description: Inventories of the Company consist of raw materials, finished goods and work in process. Inventories are stated at lower of cost or net realizable value with cost being determined on the weighted average method. Inventory is stated at cost unless an impairment exists, in which case it is written down to fair value in accordance with GAAP.

Judgments and Uncertainties: The Company assesses the valuation of inventory and periodically writes down the value for estimated excess and obsolete inventory based upon the product life-cycle. The market value of the inventories are estimated based on the current market situation and historical experience on similar inventories.

Sensitivity of Estimate to Change: Should the estimates or expectations used in determining estimated net realizable value deteriorate in the future, we may be required to recognize additional impairment charges and write-offs and such amounts could be material.

Impairment of long-lived assets

Description: We review the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset.

Judgments and Uncertainties: Since the market value of the assets cannot be obtained reliably, we evaluate the impairment of the long-lived assets by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition based on the historical trends and existing macroeconomic conditions.

Sensitivity of Estimate to Change: Should the estimates or expectations deteriorate in the future, we may be required to recognize additional impairment charges and write-offs and such amounts could be material.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A. Directors, Executive Officers and Key Employees

The following table sets forth the name, age, positions and a brief description of the business experience of each of our directors, executive officers and key employees as of the date hereof.

Name	Age	Position
Minfei Bao	49	Chief Executive Officer and Chairman of the Board of Directors
Yihuang Chen	42	Chief Operating Officer
Honggang Cao	41	Chief Manufacturing Officer
Shibin Yu	38	Chief Financial Officer
Min He	35	Director
David Bolocan	57	Independent Director
Weiyuan Wang	46	Independent Director
Mo Zou	33	Independent Director

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

Shibin Yu has served as our Chief Financial Officer since December 2019 and has been the financial manager and controller of UTime SZ since March 2019. From June 2017 to March 2019, Mr. Yu served as a senior associate at BDO China Shu Lun Pan Certified Public Accountants LLP. From November 2013 to April 2017, Mr. Yu served as the Taxation Supervisor at Edan Instruments, Inc, a Medical Electronic Equipment manufacturer (currently publicly traded on SZSE: 300326). From February 2012 to September 2013, Mr. Yu served as the Accounting Head at Shenzhen Dazu Photovoltaic Technology Co., Ltd, a photovoltaic equipment provider. Mr. Yu received a B.A. from Dezhou University. Mr. Yu is also qualified as a Certified Public Accountants in China and is a CFA Charterholder.

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

Weiyuan Wang, a director since May 2022, served as a member of the Supervisory Board and Principal of Zhejiang Huyin Fund Management Co., Ltd., a private equity firm, since April 2017, where he supervises board activities and major investment and commercial transactions. Prior to that, Mr. Wang served as the Head of the Bond Insurance Department of People’s Insurance Company of China (SSE: 601319 and SEHK: 1339), where he was in charge of developing insurance products and coordinating different departments on marketing and operations. Mr. Wang obtained his bachelor’s degree in Economy from Hubei University of Technology in 2005.We believe Mr. Wang’ extensive experience qualifies him to serve on our board of directors.

Mo Zou, a director since April 2021, served as the Head of Logistics, Marketing Management Department at Chengdu CEC Panda Co., Ltd. from December 2016 to July 2019. From February 2015 to November 2016, Mr. Zou served as Co-Chairman at Convoy Financial Holdings Limited Sichuan Branch (currently publicly traded on HKEx: 1019). From October 2012 to January 2015, Mr. Zou served as manager of Investment Development Head Office, G108 Project manager of Project Bidding Office, manager of Economic Department, The First Research Institute of Head Office at The IT Electronics Eleventh Design & Research Institute Scientific and Technological Engineering Co., Ltd. Mr. Zou received his B.S. from University of Manchester and M.S. from Aston University. Mr. Zou is also qualified as a Financial Risks Manager (FRM) and is a CFA Charter holder. We believe Mr. Zou’s extensive experience qualifies him to serve on our board of directors.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	-	5	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

6.B. Compensation

For the fiscal years ended March 31, 2022, we paid an aggregate of RMB0.7 million (approximately $0.1 million) to our executive officers, and we paid an aggregate of US$ 320,000 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2022.

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

Director Agreements

In connection with the IPO, on April 5, 2021, the Company entered into director offer letters with David Bolocan, Lawrence G. Eckles and Mo Zou, respectively setting forth the terms and conditions of each of their service as independent directors to the Company. As such, effective April 5, 2021, the annual cash compensation for Mr. Bolocan, Mr. Eckles and Mr. Zou are $120,000, $100,000 and $100,000, respectively. Pursuant to the director offer letters, all or a portion of such fees may, in the sole discretion of the Board of Directors of the Company or a designated committee thereof, be paid in equity in lieu of cash; provided, that any such equity payments shall be made from the Company’s equity incentive plan.

On May 24, 2022, Mr. Eckles resigned from the board of directors, member of the Audit Committee and the Compensation Committee and Chairperson of the Nominating and Corporate Governance Committee of the Company due to his personal reasons. Mr. Eckles’ decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Effective May 25, 2022, the Board appointed Weiyuan Wang to serve as a director on the Board, member of the Audit Committee and the Compensation Committee and Chairperson of the Nominating and Corporate Governance Committee to fill in the vacancy created by Mr. Eckles’ resignation until the Company’s next general meeting called for the election of directors. On May 27, 2022, the Company entered into a director offer letter with Mr. Wang pursuant to which Mr. Wang shall receive an annual compensation of $50,000.

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

David Bolocan, Weiyuan Wang and Mo Zou serve as members of our Audit Committee. Mr. Bolocan serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that David H. Sherman possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

David Bolocan, Weiyuan Wang and Mo Zou serve as members of our Compensation Committee. Mr. Zou serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

David Bolocan, Weiyuan Wang and Mo Zou serve as members of our Nominating and Corporate Governance Committee. Mr. Weiyuan Wang serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of August 15, 2022, 8,267,793 of our ordinary shares were outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of the Company.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 8,267,793 ordinary shares outstanding as of August 15, 2022.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 15, 2022 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

	Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Minfei Bao	4,380,000	52.98%
Yihuang Chen	-	-%
Honggang Cao	-	-%
Shibin Yu	-	-
Min He	137,793	1.66%
David Bolocan	-	-
Weiyuan Wang	-	-
Mo Zou
All directors and executive officers as a group (eight persons)	4,517,793	54.64%
Principal Shareholders:
Grandsky Phoenix Limited	4,380,000	52.98%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

None of our major shareholders have differing voting rights, and as of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Incentive Compensation

On June 29, 2022, our board of directors approved the UTime Limited 2022 Performance Incentive Plan (the “Plan”), which allows for issuance of an aggregate of 10,000,000 ordinary shares to an Eligible Person (as defined in the Plan), including an employee, a director or an individual consultant or advisor rendering bona fide services to the Company.

On June 29, 2022, we registered the aggregate of 10,000,000 ordinary shares, par value US$0.0001 per share under the registration statement on Form S-8 filed with the SEC on June 29, 2022, which are reserved for issuance under the Plan. We have not granted any shares as of the date of this report.

The following is a summary of the principal terms of the Plan.

●	Purpose of Plan

The purpose of the Plan is to promote the success of the Company and to increase shareholder value by providing an additional means through the grant of awards to attract, motivate, retain and reward selected employees and other eligible persons and to enhance the alignment of the interests of the selected participants with the interests of the Company’s shareholders.

●	Eligibility and Plan Administration

Employees or directors or consultants or advisors may be determined as Eligible Persons and be granted awards under the Plan. The Board or committees established by the Board will administer the Plan as Administrator.

●	Ordinary Shares Subject to The Plan; Share Limits

The shares that may be issued under this Plan shall be the Company’s authorized but unissued Ordinary Shares and any Ordinary Shares held as treasury shares. The maximum number of Ordinary Shares that may be issued pursuant to awards granted to each Eligible Person under this Plan is equal to 1,000,000 Ordinary Shares; the maximum number of Ordinary Shares that may be issued under this Plan is 10,000,000 Ordinary Shares.

●	Awards

The types of awards that may be granted under this Plan are (i) Share Options, the grant of a right to purchase a specified number of Ordinary Shares during a specified period as determined by the Administrator; (ii) Share Appreciation Rights (“SAR”), a right to receive a payment, in cash and/or Ordinary Shares, equal to the excess of the fair market value of a specified number of Ordinary Shares on the date the SAR is exercised over the “base price” of the award, which base price shall be determined by the Administrator and set forth in the applicable award agreement; (iii) other awards, including restricted shares, restricted share units, and dividend equivalent rights.

●	Effective Date, Termination and Suspension, Amendments

Unless earlier terminated by the Board, this Plan shall terminate at the close of business on the day before the tenth anniversary of the Effective Date. After the termination of this Plan, no additional awards may be granted under this Plan, but previously granted awards shall remain outstanding in accordance with their applicable terms and conditions and the terms and conditions of this Plan. The Board may, at any time, terminate or, from time to time, amend, modify or suspend this Plan, in whole or in part. No awards may be granted during any period that the Board suspends this Plan.

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

Amounts due from/to Philectronics Inc. (“Philectronics”)

As of the date of this annual report, the amount due from Philectronics was RMB0.5 million (US$0.1 million). As of the date of this annual report, the amount due to Philectronics was RMB0.5 million (US$0.1 million).

Due from Related Parties

As of March 31, 2022, the Company had amounts due from Mr. Bao of RMB0.05 million (US$0.01 million). which was received by the Company on August 15, 2022. As of the date of this annual report, the Company had no amounts due from Mr. Bao.

As of March 31, 2022, the Company had amounts due from Grandsky Phoenix Limited of RMB0.9 million (US$0.1 million), which was received by the Company on August 26, 2022. As of the date of this annual report, the Company had no amounts due from Grandsky Phoenix Limited.

Due to Related Parties

As of March 31, 2022, the Company had amounts due to Mr. Bao of RMB3.8 million (US$0.6 million). In April and May 2020, Mr. Bao provided loans of RMB0.9 million (US$0.1 million) to the Company and the Company paid RMB1.5 million (US$0.2 million) to Mr. Bao. On September 17, 2021, Mr. Bao entered into a loan agreement with China Resources Bank of Zhuhai Co., Ltd. and borrowed RMB3.0 million (US$0.5 million). The loan is restricted on purpose only to support daily operation for the Companies that is controlled by Mr. Bao. The loan was repaid on March 17, 2022 and the agreement was renewed on March 18, 2022. As of the date of this annual report, the Company has amounts due to Mr. Bao of RMB3.8 million (US$0.6 million).

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

RMB’000
Balance as of March 31, 2020	2,000
Addition
April 2020	500
May 2020	400
Repayment
April 2020	(1,000)
May 2020	(500)
Offset by amount due from Mr. Bao	(1,400)
Balance as of March 31, 2022 and the date of this report	-

Variable Interest Entity Arrangements

See “History and Corporate Structure — Contractual Arrangements with the VIE and its Respective Shareholders.”

Share Issuances

In April 2020, we repurchased 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from our shareholders Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. Both Grandsky Phoenix Limited and HMercury Capital Limited confirmed that they have opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 52.98% of equity interest and 137,793 ordinary shares, representing 1.66% of equity interest of the Company, respectively, as of the date of this annual report.

7.C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

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

Since the litigation involves Ms. Ekta Grover and Mr. Li, who were the directors of Do Mobile and who resigned on December 24, 2020 and March 3, 2021 respectively, such directors could no longer attend to the affairs of Do Mobile. As a result, Do Mobile did not have an effective board for some time and faced significant challenges in its daily operation. For instance, Do Mobile was unable to undertake certain corporate actions, such as: (a) convening and holding board meetings of Do Mobile as mandatorily required under the provisions of the Companies Act, 2013 every year; (b) convening an annual general meeting where among other things, the Do Mobile shareholders approve and adopt the financial statements of Do Mobile as required under the Companies Act, 2013; (c) reporting annual compliances with the provisions of the Companies Act, 2013 through various e-forms with the office of the Registrar of Companies, Ministry of Corporate Affairs; (d) submitting an annual report titled ‘Foreign Liabilities and Assets’ each year as required by companies receiving foreign direct investment and other related compliances under Foreign Exchange Management Act, 1999; and (e) maintenance of statutory registers as required under various applicable laws.

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

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the last date of hearing in this matter was on September 23, 2021. However, the matter could not be taken up on the designated date and has been postponed. The next date of hearing is yet to be announced. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigations between Do Mobile and its directors, Do Mobile and Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the on-going litigation before the NCLT by filing a withdrawal application before NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) on January 21, 2021, filed a withdrawal application before the NCLT requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT is yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated cheque dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this cheque could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 10, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi – 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

The matter of Do Mobile Pvt. Ltd. v. DBS Bank Ltd. (civil suit no. 813/2019) was initiated by Mr. Li in the Tis Hazari district court to seek revival of the authority granted to him and Ms. Grover to operate the bank account of Do Mobile. Since the dispute regarding the powers of Mr. Li and Ms. Grover was pending before the NCLT, the district court refused to grant any interim relief to the then directors of Do Mobile. An application seeking withdrawal of the matter was filed by Do Mobile on April 1, 2021. The court vide its order dated June 3, 2022 has allowed the application requesting withdrawal of the suit and the matter stands dismissed.

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

In order to avoid operational challenges in Do Mobile on account of on-going litigation at the NCLT, the Company has nominated the following persons to manage the daily operations of Do Mobile:

●	Andy Liu, Vice President of Overseas Department at UTime SZ, managed daily external affairs related to clients, vendors, products, sales & purchase, marketing, business development, etc. from October 2019 until his resignation in August 2020. Since Mr. Liu’s resignation, Mr. Wukai Song has been managing these affairs at Do Mobile.

●	Wukai Song manages daily internal affairs related to finance, human resource, office administration, etc.

●	Do Mobile has also appointed another officer in India, Tarun Garg, to manage the banking and accounting operations of Do Mobile, as its Finance Head of Do Mobile with effect from June 1, 2020. He is working in close coordination with Shibin Yu, Chief Financial Officer of the Company, and Wendy Long, an accountant from corporate headquarters in Shenzhen, China. In addition to this, Tarun Garg is also assisting Wukai Song in relation to day-to-day operations of the Do Mobile in India.

In order to avoid operational challenges due to the on-going litigation in the NCLT, effective December 18, 2020, Do Mobile, at that point in time, appointed two new directors on its board namely, Mr. Wukai Song and Ms. Aayushi Gautam. Further, Ms. Grover and Mr. Li both resigned from their directorship in Do Mobile with effect from December 24, 2020 and March 3, 2021 respectively. Do Mobile appointed Mr. Tarun Garg as an additional director on its board with effect from August 09, 2022. Thereafter, Ms. Aayushi Gautam resigned from the directorship in Do Mobile with effect from September 10, 2022. At present, the board of Do Mobile consists of two directors, namely Mr. Wukai Song and Mr. Tarun Garg. Further, one share of Do Mobile which was held by Ms. Grover has been transferred to Ms. Aayushi Gautam before resignation by Ms. Grover. Pursuant to this transfer, Ms. Aayushi Gautam is the registered owner of the said share while Bridgetime Limited continues to be its beneficial owner. Do Mobile has also appointed Mr. Tarun Garg as its Finance Head, effective in June 1, 2020. As a result of the constitution of a new board of directors, Do Mobile has been able to overcome its operational challenges.

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian ‘an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian ‘an within 10 days from the effective date of the judgment. Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (Zunyi Intermediate Court), on December 24, 2021. On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. As of the date of this annual report, the Honghuagang Court has not confirmed a new trial date for this case yet.

Utime SZ and Dongguan Qinling Electronic Technology Co., Ltd (“Dongguan Qinling”) had a sales contract dispute case. On September 29, 2020, People’s Court of Futian District of Shenzhen, Guangdong Province (“Futian Court”) issued the civil judgment (No.（2019）Yue 0304 Min Chu 51640), ruling that the defendant Dongguan Qinling should return the loan amount of RMB 300,000 and pay relevant interest to the plaintiff Utime SZ within 10 days from the effective date of the judgment. As of the date of this annual report, Dongguan Qinling has not actually performed the judgment, and has not paid any payment and interest to Utime SZ. Furthermore, the business license of Dongguan Qinling has been revoked, and it is unlikely for Dongguan Qinling to perform this judgment as of the date of this annual report.

Besides, there is a case for sales contract dispute between Utime SZ and Jiangsu Jutai Technology Co., Ltd (“Jiangsu Jutai”), which was heard by Futian Court on Nov 3, 2021. Utime SZ requests the judgment to terminate the Procurement Framework Contract signed with Jiangsu Jutai (Contract No. CG20201231001), and orders Jiangsu Jutai to pay RMB 100,000 of liquidated damages, RMB 331,629 of compensation for losses, and bear the litigation costs of this case. As of the date of this annual report, the judgment of the first instance of this case has not been issued.

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

8.B. Significant Changes

No significant changes to our financial condition have occurred since the date of the annual financial statements contained herein.

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares are listed for trading on the NASDAQ Capital Market under the symbol “UTME.” The shares began trading on April 5, 2021 on the NASDAQ Capital Market. The closing price for the ordinary shares was $1.74 on August 11, 2022.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

Our authorized share capital consists of 140,000,000 ordinary shares, par value $0.0001 per share, and 10,000,000 preference shares, par value $0.0001 per share. As of the date of this annual report, 8,267,793 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

These provisions include:

●	a requirement that extraordinary general meetings of shareholders be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition; and

●	the authority of our board of directors to issue preference shares with such terms as our board of directors may determine.

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

Our board of directors is empowered to authorize and issue, out of our authorized but unissued shares, one or more classes or series of preference shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series (but not below the number of shares of any class or series of preference shares then outstanding) to the extent permitted by Cayman Islands law. The resolution or resolutions providing for the establishment of any class or series of preference shares may, to the extent permitted by law, provide that such class or series shall be superior to, rank equally with or be junior to the preference shares of any other class or series. The existence of authorized but unissued shares and our board of directors’ authority to issue new classes of shares could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

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

10.C. Material Contracts

Below is a summary of current material contracts to which we are a party as of the date this annual report:

Title of Contract	Party A	Party B	Signing Date	Term of Contract
Bank Credit Agreements*
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	November 13, 2020	2 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	November 22, 2021	1 year
Factoring Agreement	United Time Technology Co., Ltd.	TCL Commercial Factoring (Shenzhen) Company Limited	November 18, 2020	November 18, 2020 to November 17, 2022
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024
Credit Agreement	United Time Technology Co., Ltd.	PingAn Bank Co., Ltd.	November 17, 2021	3 years
Credit Line Agreement	United Time Technology Co., Ltd.	Shenzhen Nanshan Baosheng County Bank Co., Ltd.	August 31, 2022	1 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	Shenzhen Nanshan Baosheng County Bank Co., Ltd.	August 31, 2022	1 year
Loan agreement	United Time Technology Co., Ltd.	Jiangsu Suning Bank Co., Ltd.	June 14, 2022	June 13, 2022 to May 5, 2025

*	For more information regarding these credit agreements, see information under “Item 5. Operating And Financial Review And Prospects”

Purchase Agreements (Production line purchase agreements)

Procurement Agreement	Guangxi Utime Technology Co., Ltd.	P.J. Advisory Company Limited	January 5, 2022	N/A
Purchase Agreement	Guangxi Utime Technology Co., Ltd.	Shenzhen Chuangbaili Industrial Equipment Co., Ltd.	March 11, 2022	N/A

On January 5, 2022, we entered into a procurement agreement to acquire two solder pastes and ten SMT testing assembly lines for a total price of $3,997,980, inclusive of value added tax (the “Purchase Price”) from P.J. Advisory Company Limited. Pursuant to this agreement, we need to pay (i) 90% of the Purchase Price within 90 days after the equipment are transported to our place of delivery and accepted by us, and (ii) 10% of the Purchase Price after the installation and commissioning of the equipment.

On March 11, 2022, we entered into a purchase agreement to acquire an assembly production line for a total price of RMB 686,895, inclusive of 10% tax (the “Purchase Price”) from Shenzhen Chuangbaili Industrial Equipment Co., Ltd. Pursuant to this agreement, we need to pay (i) 30% of the Purchase Price as deposit within three days of signing this agreement, (ii) 50% of the Purchase Price as deposit before the equipment are transported, and (iii) the rest of the Purchase Price after the installation of the equipment and accepted by us.

Lease Agreements (Factory lease agreements)

Factory Lease Agreement	Guizhou United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	N/A	4 years and 6 months
Supplemental Agreement to Factory Lease Agreement	Guizhou United Time Technology Co., Ltd.	Guizhou Jietongda Technology Co., Ltd.	October 10, 2019	N/A
Factory Lease Agreement	Guangxi Utime Technology Co., Ltd.	Nanning Industrial Investment Group Co., Ltd.	November 1, 2021	60 months

In September 2017, we entered into a Factory Lease Agreement (No. JTDLD2017090102) to lease plant for production from Guizhou Jietongda Technology Co., Ltd, which was executed in September 2017. Pursuant to this agreement, (i) the lease term is from September 1, 2017 to February 28, 2022, (ii) the rent for the first three years shall be RMB 20 (US$3.04)/m² per month in principle and can be adjusted according to the market price in the later period, (iii) the rent shall be paid quarterly and shall be paid before the fifteenth day of the month following each quarter, and (iv) we shall be liable for a 5% late fee per day for any overdue payment. Furthermore, on October 10, 2019, we entered into a Supplemental Agreement to the Factory Lease Agreement with Guizhou Jietongda Technology Co., Ltd, pursuant to which both parties agreed to reduce the rent from RMB 20/m² per month to RMB 8 (US$1.22)/m² per month; and the total amount of rent shall be RMB 7,550,496 inclusive of tax.

In November 2021, we entered into a Factory Lease Agreement to lease Factory for production from Nanning Industrial Investment Group Co., Ltd, which was executed in November 2021. Pursuant to this agreement, (i) the lease term is from November 1, 2021 to October 31, 2026, and (ii) the rent of factory is RMB 20/m² per month and the total amount of rent shall be RMB 19,066,152 inclusive of tax.

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

10.E. Taxation

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws.

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

The rates applicable to the domestic companies and foreign companies for assessment year 2022-23 (for previous year 2021-22) based on their turnover is:

Particulars	Tax Rate
DOMESTIC COMPANIES
Where total turnover or gross receipt during the previous year 2019-20 does not exceed Rs. 400 crore*	25%
Domestic income other than referred to above	30%
FOREIGN COMPANIES
Where royalty and technical fees is effectively connected to Permanent Establishment (PE) in India	40%
Where PE is absent but the case is covered by section 115A(1)	10%
Any other income	40%

Note: One Crore is equivalent to Ten million

In addition to above rates, the following surcharge is added:

Particulars	Tax Rate
DOMESTIC COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	7% of tax calculated
If total income exceeds Rs. 10 crore	12% of tax calculated
FOREIGN COMPANIES
If total income exceeds Rs. 1 crore but less than Rs. 10 crore	2% of tax calculated
If total income exceeds Rs. 10 crore	5% of tax calculated

Section 115BAA of the IT Act inserted w.e.f., AY 2020-21 provides an option to a domestic company to pay tax at lower rate of 22% (plus applicable surcharge and cess) as opposed to normal tax rate of 30%/ 25% (plus applicable surcharge and cess), provided the income is computed:

●	without claiming exemption/ deduction inter alia, under section 32(1) (iia) additional depreciation qua new plant and machinery @ 20%/ 30%,

●	without set-off of any brought forward losses to the extent such loss relates to deductions specified therein (including unabsorbed depreciation relatable to additional depreciation claimed and not set off); such losses would also not be allowed to be carried forward to subsequent years.

●	after claiming depreciation other than additional depreciation under section 32(1) (iia) of the Act.

Once an Indian company has exercised this option, the chosen provision will apply for all the subsequent years.

Thus, in order to comply with the provisions of the IT Act, it is mandatory for both Indian company and foreign company to pay corporate tax on the business income earned in India at the prescribed rates. Both companies have to file their income tax return on or before September 30 with respect to its preceding financial year (April to March), subject to certain exceptions.

Health and Education Cess

In all the cases, the amount of income tax and surcharge would be charged and increased by a health and education cess of 4%.

Taxation on Dividends

As per Section 115-O of the IT Act, any amount declared, distributed or paid by a domestic company by way of dividend shall be chargeable to dividend distribution tax (“DDT”). This provision is only applicable on domestic company (not a foreign company). DDT is in addition to income tax chargeable in respect of total income. It is applicable whether the dividend is interim or otherwise and whether such dividend is paid out of the current profits or accumulated profits. An Indian company is under the obligation to pay DDT at the rate of 15% plus surcharge and education cess on DDT. As per applicable Indian taxation law until March 31, 2020, a non-resident shareholder of an Indian company was not liable to pay any tax on the dividends received by it. However, the Finance Act, 2020 (effective from April 1, 2020) amended certain provisions relating to taxation of dividends declared by Indian companies, and provides that any distribution of dividend from April 1, 2020 onwards will only be subject to tax in the hands of the recipient shareholder and the Indian companies are not required to pay any tax on the dividend declared and distributed to the shareholders. Furthermore, non-resident shareholders would now be paying tax on the dividend income as per the rate prescribed under the relevant double taxation avoidance agreements or domestic law, whichever is more beneficial. The said amendments shall entitle foreign investors to claim credit in their country of residence of tax paid in India in respect of dividend distributed by domestic companies. The change in the tax regime by Indian Government regarding payment of taxes may increase tax burden in the hands of the parent company of our Indian Subsidiary.

Aforesaid legal provisions under the IT Act are applicable to Do Mobile, thus, Do Mobile is under an obligation to mandatorily follow the provisions under the IT Act.

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

Tax Treaties

The tax levied upon foreign company shall be subject to any benefits available to it by virtue of any double taxation avoidance agreement (“DTAA”) entered into by the Government of India with the government of that country where that foreign company has been incorporated. Where there is no DTAA signed between India and another foreign country, the company could be taxed both by the source country (India) as well as the residence (foreign) country. Article 5(1) of most of DTAA signed between India and other countries defines “Permanent Establishment” as a fixed place of business through which the business of the enterprise is wholly or partly carried on. In computation of the income of a non-resident, the provisions of DTAA between India and the country of residence of the non-resident are required to be examined, since the IT Act provides that its provisions shall be applicable only insofar as they are more beneficial to the taxpayer.

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

Taxation on Buyback

Sections 115-QA to 115-QC of the IT Act laid down that tax shall be payable by the company on buy back of its own shares at the rate 20% of the ‘distributed income’ (plus applicable surcharge and health cess). The distributed income here refers to the amount computed by reducing the amount received by the company on issuance of shares from the consideration paid on buyback. Such income tax paid by the company shall be the final tax liability and consequently, the amount/ consideration received by the shareholder(s) would be exempt from tax in their respective hands.

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

This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as of the date of this annual report, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.utimemobile.com. However, information contained on our website does not constitute a part of this annual report.

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

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information-B. Memorandum and Articles of Association” for a description of the rights of securities holders, which remain unchanged.

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

The total expenses incurred for our company’s account in connection with our IPO were approximately US$2.9 million, including underwriting discounts and commissions of approximately US$1.1 million and other expenses of approximately US$1.8 million. None of the fees and expenses were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

After deducting the total expenses, we received net proceeds of approximately US$12.1 million from our IPO.

None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers of our company or their associates, persons owning 10% or more of our ordinary shares, or our affiliates.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2022. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of March 31, 2022, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2022.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2022.

Based on the assessment, we identified material weaknesses. Specifically, we did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under U.S. GAAP and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP.

Following the identification of the material weaknesses, we have taken certain steps and plan to and will continue to take measures to strengthen our internal control over financial reporting including: (i) we are in the process of hiring additional qualified finance and accounting staff with working experience in U.S. GAAP and SEC reporting requirements; (ii) we have appointed three independent directors as of the date of this annual report. Furthermore, we plan to implement the following measures: (i) establishing a separate department which will be responsible for the reporting process; (ii) further streamlining our reporting process to support our business development as necessary; and (iii) engaging professional financial advisory firms if necessary, to provide ongoing training to our finance and accounting personnel as well as to strengthen our financial reporting expertise and system. We expect to complete the measures discussed above as soon as practicable and will continue to implement measures to remediate these material weaknesses. We expect that we will incur significant costs in the implementation of such measures.

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

(c)	Attestation report of the registered public accounting firm

We did not include an attestation report of our registered public accounting firm in this annual report. As a company with less than US$1.07 billion of revenue for last financial year, we qualified as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of David Bolocan, Weiyuan Wang and Mo Zou. Our board of directors has determined that David Bolocan, Weiyuan Wang and Mo Zou are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. David Sherman meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at www.utimemobile.com within four business days following the amendment or waiver. During fiscal year 2022, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2022	Year Ended March 31, 2021
Audit fees*
BDO China Shu Lun Pan Certified Public Accountants LLP.	$61,000	327,000
Audit Alliance LLP	$200,000	-
Total	$261,000	327,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Effective on August 29, 2022 (the “Effective Date”), UTime Limited terminated its independent registered public accounting firm BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) and has appointed Audit Alliance LLP. (“AA”) as its independent registered public accounting firm for the fiscal year ended March 31, 2022.

The termination of BDO and the appointment of AA have been considered and approved by the Company’s audit committee of the board of directors. The audit reports of BDO on the consolidated financial statements of the Company as of and for the fiscal years ended March 31, 2021 and 2020 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles, except that the audit report on the March 31, 2020 consolidated financial statements included an explanatory paragraph that described factors that raised substantial doubt about the Company’s ability to continue as a going concern. There were no disagreements with BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, from the time of BDO’s engagement up to the date of termination which disagreements that, if not resolved to BDO’s satisfaction, would have caused BDO to make reference in connection with its opinion to the subject matter of the disagreement. Other than material weaknesses identified in the Company’s internal control over financial reporting related to (i) the Company’s lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”) and (ii) the Company’s lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP, no “reportable events”, as that term is described in Item 16F(a)(1)(v) of Form 20-F, occurred during the fiscal years ended March 31, 2021 and 2020 and through the Effective Date.

During the Company’s two most recent fiscal years and through the subsequent interim period on or prior to the appointment of AA, neither the Company nor anyone on its behalf has consulted with AA regarding either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

The Company provided BDO with a copy of the Current Form 6-K, which was filed with the SEC on August 31, 2022 and had requested that it furnished the Company with a letter addressed to the SEC stating whether it agreed with the above statements. A copy of such letter was filed as an Exhibit 99.1 to the Company’s Current Report on Form 6-K filed on August 31, 2022 and was incorporated herein for reference in this report.

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

Certain corporate governance practices in Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615(a)(3)(A), which provides (with certain exceptions not relevant to the conclusions expressed herein) that a foreign private issuer may follow its home country practice in lieu of the requirements of the Nasdaq Marketplace Rule 5600 Series, we elected to be exempt from the requirements as follows:

(a) Nasdaq Marketplace Rule 5620 which provides that (with certain exceptions not relevant to the conclusions expressed herein) each company listing common stock or voting preferred stock, and their equivalents, shall hold an annual meeting of shareholders no later than one year after the end of the company’s fiscal year-end; and

(b) Nasdaq Marketplace Rule 5635 which sets forth the circumstances under which shareholder approval is required prior to an issuance of securities in connection with: (i) the acquisition of the stock or assets of another company; (ii) equity-based compensation of officers, directors, employees or consultants; (iii) a change of control; and (iv) transactions other than public offerings.

(c) Nasdaq Listing Rule 5615(a)(3)(A) provides (with certain exceptions not relevant to the conclusions expressed herein) that a Foreign Private Issuer may follow its home country practice in lieu of the requirements of the Rule 5600 Series, the requirement to disclose third party director and nominee compensation set forth in Rule 5250(b)(3), and the requirement to distribute annual and interim reports set forth in Rule 5250(d), provided, however, that such a company shall: comply with the Notification of Noncompliance requirement (Rule 5625), the Voting Rights requirement (Rule 5640), have an audit committee that satisfies Rule 5605(c)(3), and ensure that such audit committee’s members meet the independence requirement in Rule 5605(c)(2)(A)(ii) and that Nasdaq Information Memorandum IM-5615-3 provides that a Foreign Private Issuer that elects to follow country practice in lieu of a requirement of Rules 5600, 5250(b)(3) or 5250(d) shall submit to Nasdaq a written statement from an independent counsel in such company’s home country certifying that the company’s practices are not prohibited by the home country’s laws.

Except for the foregoing, we endeavor to comply with the Nasdaq corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the Nasdaq requires of domestic U.S. companies.

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 17. FINANCIAL STATEMENTS

Not applicable.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-42.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Article of Association(7)
2.1	Description of Shares (7)
4.1	Second Amended and Restated Business Operation Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.2	Second Amended and Restated Exclusive Call Option Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.3	Exclusive Technical Consultation and Service Agreement, dated March 19, 2019, by and between Shenzhen UTime Technology Consulting Co., Ltd. and United Time Technology Company Limited. (1)
4.4	Second Amended and Restated Equity Pledge Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.5	Second Amended and Restated Power of Attorney, dated September 4, 2019, executed by Minfei Bao. (1)
4.6	Amended and Restated Power of Attorney, dated September 4, 2019, executed by Min He. (1)
4.7	Second Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Minfei Bao’s spouse. (1)
4.8	Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Min He’s spouse. (1)
4.9	English Translation of Credit Agreement, dated April 23, 2019, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.10	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.11	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.12	English Translation of Lease Agreement, dated February 1, 2018, by and between United Time Technology Company Limited and Shenzhen BuTa Entertainment Technology Co., Ltd. (1)
4.13	English Translation of Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (1)
4.14	English Translation of Factory Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.15	English Translation of Supplemental Factory Lease Agreement, dated October 10, 2019, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.18	Form of Indemnification Agreement between the Registrant and its officers and directors.(2)
4.19	English Translation of Mechanical Equipment Purchase Agreement, by and between United Time Technology Company Limited and Guizhou Jietongda Technology Co., Ltd. (2)
4.20	English Translation of Credit Agreement, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.21	English Translation of Guarantee Agreement for Credit Line Loan, dated May 8, 2020, by and between Guizhou United Time Technology Co., Ltd. and China Construction Bank. (7)
4.22	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Minfei Bao and China Construction Bank. (7)

Exhibit Number	Description of Document
4.23	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Qiuzi Ping and China Construction Bank. (2)
4.24	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (7)
4.25	English Translation of Agreement on Maximum Accounts Receivable Pledge for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (7)
4.26	Share Repurchase Agreement, dated April 29, 2020, among UTime Limited, Grandsky Phoenix Limited and HMercury Capital Limited. (7)
4.27	Loan Agreements, dated between June 2018 and May 2020, by and between United Time Technology Co., Ltd. and Minfei Bao. (7)
4.28	Debt Offset Agreement, dated March 31, 2019, by and between United Time Technology Co., Ltd. and Minfei Bao. (7)
4.29	Debt Offset Agreement, dated March 31, 2019, by and among UTime Technology (HK) Co., Ltd., UTime Limited and Minfei Bao. (3)
4.30	Debt Transfer Agreement, dated March 31, 2019, by and among Bridgetime Limited, UTime Limited and Minfei Bao. (3)
4.31	English Translation of Factoring Agreement, dated July 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.32	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (4)
4.33	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.34	English Translation of Lease Agreement, dated September 25, 2019, by and between United Time Technology Co., Ltd. and Shenzhen Fumeibang Technology Co., Ltd. (4)
4.35	English Translation of General Credit Agreement, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.36	English Translation of Working Capital Loan Agreement, dated November 18, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.37	English Translation of Guarantee Agreement for Credit Line Loan, dated November 13, 2020, by and among Guizhou United Time Technology Co., Ltd., Minfei Bao, Qiuzi Ping and China Resources Bank of Zhuhai Co., Ltd. (6)
4.38	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.39	English Translation of Factoring Agreement, dated November 18, 2020, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.40	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.41	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited (6)

Exhibit Number	Description of Document
4.42	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.43	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.44	English Translation of Maximum Amount Mortgage for Credit Line Loan Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.45	Share Transfer Agreement, dated November 11, 2021, by and between GESOPER LLC and UTIME Technology (HK) Company Limited*
4.46	Share Transfer Agreement, dated January 17, 2022, by and between JOSE JULIO SEDANO ARZOLA and GESOPER LLC.*
4.47	Sale Agreement, dated September 17, 2021, by and between IMPULSORA DE MERCADOS DE MEXICO, S.A. DE C.V. and GESOPER, S. DE R.L. DE C.V.*
4.48	English Translation of Factory Lease Agreement, dated November 1, 2021, by and between Guangxi Utime Technology Co., Ltd and Nanning Industrial Investment Group Co., Ltd.*
4.49	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited*
4.50	English Translation of Loan Agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.*
4.51	English Translation of credit line agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.*
4.52	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited*
4.53	English Translation of Loan Agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.*
4.54	English Translation of credit line agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.*
4.55	English Translation of Credit Agreement, dated November 17, 2021, by and between United Time Technology Company Limited and PingAn Bank Co., Ltd.*
4.56	English Translation of Agreement on Maximum Amount Guarantee for Credit Agreement, by and among Minfei Bao, Qiuzi Ping and PingAn Bank Co., Ltd.*
4.57	English Translation of Loan Agreement, dated June 14, 2022, by and between United Time Technology Company Limited and Jiangsu Suning Bank Co., Ltd.*
4.58	English Translation of Purchase Agreement, by and between Guangxi Utime Technology Co., Ltd. and Shenzhen Chuangbaili Industrial Equipment Co., Ltd.*
8.1	Subsidiaries of the Registrant (1)
12.1	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act*
12.2	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act*
13.1	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
13.2	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002*
15.1	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP to the U.S. Security Exchange Commission (11)
15.2	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm*
15.3	Consent of Audit Alliance LLP *
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 18, 2020.

(2)	Incorporated by reference to Amendment No. 1 to our Registration Statement on Form F-1, filed on June 2, 2020.

(3)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form F-1, filed on June 25, 2020.

(4)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form F-1, filed on August 20, 2020.

(5)	Incorporated by reference to Amendment No. 4 to our Registration Statement on Form F-1, filed on September 22, 2020.

(6)	Incorporated by reference to Amendment No. 5 to our Registration Statement on Form F-1, filed on January 25, 2021.

(7)	Incorporated by reference to our annual report on Form 20-F, filed on July 22, 2021.

(8)	Incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed on June 29, 2022.

(9)	Incorporated by reference to Exhibit 99.1 of Form 6-K, filed on May 27, 2022.

(10)	Incorporated by reference to Exhibit 99.1 of Form 6-K, filed on October 6, 2021.

(11)	Incorporated by reference to Exhibit 99.1 of our Form 6-K, filed on August 31, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Minfei Bao
	Name:	Minfei Bao
	Title:	Chief Executive Officer

Date: October 28, 2022

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of UTime Limited (the “Company”) as of March 31, 2022, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of the Company as of March 31, 2022, and the result of its operation and statements of cash flows for the year ended March 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2022.

Singapore

October 28, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
UTime Limited
Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited, its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE (the “Company”) as of March 31, 2021, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years in the period ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2021, and the results of its operations and its cash flows for each of the two years in the period ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We have served as the Company’s auditor since 2018. In 2022, we became the predecessor auditor.

Shenzhen, The People’s Republic of China
July 21, 2021

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of March 31,
	Note	2021	2022
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		8,977	66,692	10,506
Restricted cash		500	500	79
Accounts receivable, net	3	17,522	22,417	3,531
Prepaid expenses and other current assets, net	4	65,114	65,815	10,368
Due from related parties	14	6,990	1,422	224
Inventories	5	31,726	36,071	5,682
Total current assets		130,829	192,917	30,390
Non-current assets
Property and equipment, net	6	35,683	38,270	6,028
Operating lease, right-of-use assets, net	7	1,429	16,319	2,571
Intangible assets, net		2,307	2,592	408
Equity method investment	8	-	-	-
Other non-current assets	9	3,333	541	85
Total non-current assets		42,752	57,722	9,092
Total Assets		173,581	250,639	39,482

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		49,121	74,531	11,740
Short-term borrowings	10	30,800	35,780	5,636
Current portion of long-term borrowings	10	5,580	800	126
Due to related parties	14	1,365	4,499	709
Lease liability	7	1,144	3,360	529
Other payables and accrued liabilities	11	60,090	44,148	6,954
Income tax payables		18	18	3
Total current liabilities		148,118	163,136	25,697
Non-current liabilities
Long-term borrowings	10	-	8,020	1,263
Deferred tax liability		-	466	73
Lease liability	7	285	14,549	2,292
Total non-current liabilities		285	23,035	3,628
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB146,430 and RMB183,369 as of March 31, 2021 and 2022, respectively)		148,403	186,171	29,325

Commitments and contingencies	16

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2021 and March 31, 2022
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 4,517,793 shares as at March 31, 2021 and 8,267,793 shares as at March 31, 2022	15	4	5	1
Additional paid-in capital		73,217	152,236	23,981
Accumulated deficit		(49,444)	(88,277)	(13,904)
Accumulated other comprehensive income		1,401	1,024	161
Total UTime Limited shareholders’ equity		25,178	64,988	10,239
Non-controlling interests		-	(520)	(82)
Total shareholders’ equity		25,178	64,468	10,157
Total liabilities and shareholders’ equity		173,581	250,639	39,482

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2020	2021	2022
		RMB	RMB	RMB	US$

Net revenue	17	193,088	246,899	275,508	43,399
Cost of sales		(173,735)	(228,732)	(261,723)	(41,228)
Gross profit		19,353	18,167	13,785	2,171

Operating expenses:
Selling expenses		(9,510)	(4,127)	(5,459)	(860)
General and administrative expenses		(29,545)	(25,695)	(39,499)	(6,222)
Other expenses, net	12	(7)	(2,875)	(3,328)	(524)
Total operating expenses		(39,062)	(32,697)	(48,286)	(7,606)

Loss from operations		(19,709)	(14,530)	(34,501)	(5,435)
Interest expenses		(1,745)	(2,461)	(4,875)	(768)
Loss before income taxes		(21,454)	(16,991)	(39,376)	(6,203)
Income tax (expenses) benefits	13	(247)	364	46	7
Net loss		(21,701)	(16,627)	(39,330)	(6,196)
Less: Net loss attributable to non-controlling interests		-	-	497	78
Net loss attributable to UTime Limited		(21,701)	(16,627)	(38,833)	(6,118)

Comprehensive loss
Net loss		(21,701)	(16,627)	(39,330)	(6,196)
Foreign currency translation adjustment		(837)	1,868	(377)	(60)
Total comprehensive loss		(22,538)	(14,759)	(39,707)	(6,256)
Less: Comprehensive loss attributable to non-controlling interest		-	-	497	78
Comprehensive loss attributable to UTime Limited		(22,538)	(14,759)	(39,210)	(6,178)

Losses per share attributable to UTime Limited
Basic and diluted		(4.81)	(3.68)	(4.76)	(0.75)

Weighted average ordinary shares outstanding
Basic and diluted		4,507,223	4,517,793	8,164,771	8,164,771

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Ordinary Shares		Additional		Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive (Loss) Income	Controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2019	4,380,000	3	27,240	(8,920)	370	(1,415)	17,278
Net loss	-	-	-	(21,701)	-	-	(21,701)
Capital contribution (Note 14(1)(i))	137,793	1	21,428	-	-	-	21,429
Debt-equity swap (Note 14(2)(i))	-	-	23,884	-	-	-	23,884
Cancellation of non-controlling interest (Note 1)	-	-	665	(2,196)	-	1,415	(116)
Foreign currency translation difference	-	-	-	-	(837)	-	(837)
Balance as of March 31, 2020	4,517,793	4	73,217	(32,817)	(467)	-	39,937
Net loss	-	-	-	(16,627)	-	-	(16,627)
Foreign currency translation difference	-	-	-	-	1,868	-	1,868
Balance as of March 31, 2021	4,517,793	4	73,217	(49,444)	1,401	-	25,178
Net loss	-	-	-	(38,833)	-	(497)	(39,330)
Issuance of ordinary shares upon initial public offering, net of offering costs (note 15)	3,750,000	1	79,019	-	-	10	79,030
Foreign currency translation difference	-	-	-	-	(377)	(33)	(410)
Balance as of March 31, 2022	8,267,793	5	152,236	(88,277)	1,024	(520)	64,468

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Cash flows from operating activities:
Net loss	(21,701)	(16,627)	(39,330)	(6,196)
Adjustments to reconcile net loss from operations to net cash used in operating activities
Depreciation and amortization	4,028	3,954	4,333	683
(Reversal of)/Allowances for obsolete inventories, net	(450)	7,589	293	46
Provision for/(Reversal of) doubtful account, net	1,186	(836)	3,406	537
Loss on equity method investment	22	833	-	-
Loss on disposal of property and equipment	14	-	10	2
Impairment of an intangible asset	-	-	348	54
Net changes in operating assets and liabilities:
Accounts receivable	16,572	21,477	(5,725)	(902)
Prepaid expenses and other current assets	3,937	(26,173)	5,937	935
Inventories	1,049	(10,934)	(4,629)	(729)
Accounts payable	(15,599)	(9,924)	27,324	4,304
Income taxes payable	(573)	-	-	-
Other payables and accrued liabilities, and lease liabilities	(5,407)	27,993	(11,925)	(1,878)
Related parties	398	527	(699)	(110)
Deferred revenue	(600)	(400)	-	-
Other non-current assets	-	-	(208)	(32)
Net cash used in operating activities	(17,124)	(2,521)	(20,865)	(3,286)

Investing activities:
Payment for property and equipment	(3,091)	-	(5,858)	(923)
Payment for intangible assets	(1,791)	(2,201)	-	-
Proceeds from disposal of property and equipment	2,613	-	-	-
Cash received from acquisition	-	-	28	4
Net cash used in investing activities	(2,269)	(2,201)	(5,830)	(919)

Financing activities:
Proceeds from short-term borrowings	15,000	47,600	46,500	7,325
Loan received from a shareholder	3,700	900	5,980	942
Proceeds from long-term borrowings	-	-	9,000	1,418
Repayment of loan from a shareholder	(3,950)	(1,500)	(3,000)	(473)
Repayment of short-term borrowings	(16,000)	(31,800)	(41,520)	(6,540)
Repayments of long-term borrowings	(900)	(1,200)	(5,760)	(907)
Contribution in a subsidiary by a shareholder	15,000	-	6,429	1,013
Down payment for financing services	-	-	(19,003)	(2,993)
Proceeds from issuance of ordinary shares through initial public offering	-	-	88,262	13,903
Net cash provided by financing activities	12,850	14,000	86,888	13,688

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(311)	(855)	(2,478)	(391)
Net (decrease) increase in cash and cash equivalent and restricted cash	(6,854)	8,423	57,715	9,092
Cash and cash equivalents and restricted cash at beginning of year	7,908	1,054	9,477	1,493
Cash and cash equivalents and restricted cash at end of year	1,054	9,477	67,192	10,585

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	820	(364)	-	-
Interest paid	1,745	2,461	4,707	741

Non-cash financing activities:
Debt-equity swap (Note 14 (2)(i))	23,884	-	-	-
Related party receivable for capital contribution (Note 14 (1)(i))	6,429	-	-	-

	As of March 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
Reconciliation of cash and cash equivalents and restricted cash in consolidated statements of cash flows
Restricted cash	500	500	500	79
Cash and cash equivalents	554	8,977	66,692	10,506
Cash and cash equivalents and restricted cash	1,054	9,477	67,192	10,585

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

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9.6 million in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17.2 million and were transferred to equity attributable to UTime Limited, of which RMB1.0 million relating to foreign currency translation was transferred to the accumulated other comprehensive income, and remaining balance of RMB16.2 million was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

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

In March 2019, UTime WFOE entered into a series of contractual agreements with VIE and Mr. Bao, which were further amended and restated in August and September 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

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

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrust agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved a board resolution that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved a board resolution that transferred 1 share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved a board resolution that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association that changed authorized shares from 150,000 to 135,000 at a par value of US$1.00 which was accounted as a cancellation of non-controlling interest in the consolidated statements of shareholders’ equity.

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

As of March 31, 2022, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Do Mobile	October 24, 2016	India	99.99%	Sales of in-house brand products in India

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
VIE
UTime SZ	June 12, 2008	China	100%	Research and development of products, and sales
Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	VIE’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	VIE’s subsidiary	Trading
UTime India Private Limited (“UTime India”)	February 7, 2019	India	UTime Trading’s subsidiary	Trading
Guangxi UTime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s subsidiary	Manufacturing
Gesoper S De R.L. De C.V. (“Gesoper”)	October 21, 2020	Mexico	UTime Trading’s subsidiary	Trading
Firts Communications And Technologies De Mexico S.A. De C.V. (“Firts”)	November 12, 2021	Mexico	Gesoper’s subsidiary	Trading

(b) VIE Arrangements between the VIE and the Company’s PRC subsidiary

The Company conducts substantial majority of business in the PRC through a series of contractual arrangements with the VIE and its subsidiaries. The VIE and subsidiaries of the VIE hold the requisite licenses and permits necessary to conduct the Company’s business. In addition, the VIE and subsidiaries of the VIE hold the assets necessary to operate the Company’s business and generate substantial majority of the Company’s revenues.

Our contractual arrangements with the VIE and its respective shareholders allow us to (i) determine the most significant economic activities of the VIE; (ii) receive substantially all of the economic benefits of the VIE; and (iii) have an exclusive option to purchase all or part of the equity interest in and/or assets of the VIE when and to the extent permitted by PRC laws. As a result of our direct ownership in UTime WFOE and the contractual arrangements with the VIE, we are regarded as the primary beneficiary of the VIE, and we treat the VIE and its subsidiaries as our consolidated affiliated entities under generally accepted accounting principles in the United States of America (“US GAAP”). We have consolidated the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with US GAAP.

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

Risks in relation to VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If we or the VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoke the business and operating licenses of the Company’s PRC subsidiary and VIE;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiary and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	imposing fines, confiscating the income from the Company’s PRC subsidiary or the VIE, or imposing other requirements with which we or the VIE may not be able to comply;

●

requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with the VIE and deregistering the equity pledges of the VIE, which in turn would affect our ability to consolidate, derive economic interests from, or determine the most significant economic activities of the VIE; or

●	restricting or prohibiting our use of the proceeds of its IPO to finance our business and operations in China.

The Company’s ability to conduct its business may be negatively affected if the PRC government were to carry out any of the aforementioned actions. As a result, the Company may not be able to consolidate its VIE in its consolidated financial statements as it may lose the ability to determine the most significant economic activities of the VIE and it may lose the ability to receive economic benefits from the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, its PRC subsidiary or VIE.

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. The shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2021 and 2022 are as follows:

	As of March 31,
	2021	2022
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	8,305	192
Restricted cash	500	500
Accounts receivable, net	17,494	22,391
Prepaid expenses and other current assets, net	49,220	42,431
Due from related parties	6,990	1,422
Inventories	29,457	36,018
Total current assets	111,966	102,954
Non-current assets
Property and equipment, net	35,579	38,227
Operating lease right-of-use assets, net	1,365	16,319
Intangible assets, net	2,307	2,592
Other non-current assets	3,333	541
Total non-current assets	42,584	57,679
Total assets	154,550	160,633

Liabilities
Current liabilities
Accounts payable	49,041	74,497
Short-term borrowings	30,800	35,780
Current portion of long-term borrowings	5,580	800
Due to related parties	550	3,728
Lease liability	1,080	3,360
Other payables and accrued liabilities	59,076	42,423
Income tax payables	18	18
Total current liabilities	146,145	160,606
Non-current liabilities
Long-term borrowings	-	8,020
Deferred tax liability	-	466
Lease liability	285	14,549
Total non-current liabilities	285	23,035
Total liabilities	146,430	183,639

The table sets forth the revenue, net income and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Revenue	175,215	240,742	273,979
Net loss	(14,396)	(10,722)	(29,643)
Net cash used in operating activities	(16,177)	(3,020)	(19,806)
Net cash used in investing activities	(2,269)	(2,201)	(5,830)
Net cash provided by financing activities	12,850	14,000	17,629

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(c) Initial Public Offering

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

(d) Asset Acquisitions

On December 17, 2021, the Company, through UTime Trading, acquired a 51% of the controlling equity interest of Gesoper. Subsequently, on January 17, 2022, Gesoper acquired 85% economic equity interest in Firts, which were determined to be variable interest entities of which the Company is considered the primary beneficiary.

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

On March 24, 2020, the Indian government ordered a 21-day nationwide lockdown, followed by another order on April 14, 2020 and was extended until May 31, 2020 with numerous relaxations which inter alia permitted opening of businesses and offices with certain restrictions. The Indian government, on May 30, 2020 further extended the lockdown in certain areas identified as ‘containment zones’ until June 30, 2020 and permitted re-opening of the economy in a phased manner in areas outside the containment zones. Ministry of Home Affairs (MHA) announced that from July 1, 2020 to July 30, 2020, lockdown measures were only imposed in containment zones. In all other areas, most activities were permitted. From August 1, 2020, night curfews were removed and all inter-and intra-state travel and transportation is permitted. Further, the respective state/union territory governments have been empowered to prohibit activities in areas outside containment zones or impose such restrictions as deemed necessary to contain the spread of COVID-19 which has slowed down the rate of resumption of business activities. Due to the lockdown, our operations in India were halted for several weeks. We resumed our sales operations in various parts of India (except those falling under containment zones) with effect from May 11, 2020. From March 2020 to the date of the financial statements, revenue generated from Do Mobile decreased compared to the same period in 2019. The Indian government has now lifted nationwide lockdown and taking requisite steps to bring back the Indian economy on track. Indian government has also initiated COVID-19 vaccination throughout India to eradicate its further spread. In the event the Indian government decides to re-impose the lockdown or additional restrictions if situation worsens due to any reason on continuation of business activities, it may have a detrimental impact on the resumption of our business operations in India.

The Company’s operating results from April 1, 2020 through the date of the financial statements have been significantly affected by the outbreak of COVID-19. Total revenue is lower than previously expected. From January 2020 to May 2020, UTime SZ borrowed an aggregate of RMB4.6 million from Mr. Bao for additional working capital demand arisen in connection with the COVID-19 outbreak and repaid an aggregate of RMB3.2 million. Since March 2020, the Company has participated in efforts to stem the spread of the epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. All the face masks distributed by the Company were sold to such customer with delivery terms entered into on a Free On Board basis at Shenzhen port. These completed purchase orders, which aggregated approximately US$6.7 million have helped the Company to maintain revenue and cash flow to a certain extent. However, the Company does not intend for this revenue stream to become part of its long-term business strategy. During the year ended March 31, 2022, the Company did not generate revenue from this revenue stream.

Our customers could potentially be negatively impacted by the outbreak, which may reduce their future orders. Our customers may reduce their future purchases from us if they are not able to complete manufacturing of their products due to the shortage of components from other suppliers. The prolonged and broad-based shift to a remote working environment continues to create inherent productivity, connectivity, and oversight challenges and could affect our ability to enhance, develop and support existing products and services, detect and prevent spam and problematic content, hold product sales and marketing events, and generate new sales leads, among others. In addition, the changed environment under which the Company is operating could have an effect on its internal controls over financial reporting as well as our ability to meet a number of its compliance requirements in a timely or quality manner. Additional and/or extended, governmental lockdowns, restrictions or new regulations could significantly impact the ability of our employees and vendors to work productively. Governmental restrictions have been globally inconsistent and it remains unclear when a return to worksite locations or travel will be permitted or what restrictions will be in place in those environments.

Extended periods of interruption to our corporate, development or manufacturing facilities due to the COVID-19 pandemic could cause the Company to lose revenue and market share, which would depress its financial performance and could be difficult to recapture. The Company’s business may also be harmed if travel to or from the PRC continues to be restricted or inadvisable or if members of management and other employees are absent because they contract the coronavirus, they elect not to come to work due to the illness affecting others in the Company’s office or manufacturing facilities, or they are subject to quarantines or other governmentally imposed restrictions.

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

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash consisted of collateral representing cash deposits for long-term borrowings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Receivables

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company provides an allowance for doubtful accounts when it determines that the collection of an outstanding customer receivable is not probable. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. The Company takes into consideration (a) historical bad debts experience, (b) any circumstances of which it is aware of a customer’s or debtor’s inability to meet its financial obligations, (c) changes in its customer or debtor payment history, and (d) its judgments as to prevailing economic conditions in the industry and the impact of those conditions on its customers and debtors. If circumstances change, such that the financial conditions of its customers or debtors are adversely affected and they are unable to meet their financial obligations to the Company, it may need to record additional allowances, which would result in a reduction of its net income.

Notes receivable represent banks’ acceptances that have been arranged with third-party financial institutions by certain customers to settle their purchases from the Company. These banks’ acceptances are non-interest bearing and are collectible within six months. Its balance is combined under accounts receivable, if any.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2021 and 2022, the aggregate amount of cash and cash equivalents, and restricted cash of RMB9.47 million and RMB67.2 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2021 and 2022, the Company recorded RMB0.9 million and RMB0.1 million of allowances for accounts receivable, respectively.

Major customers and accounts receivable — During the year ended March 31, 2020, the Company had one customer that accounted over 10% of revenues, and revenue from this customer amounted to RMB110.6 million relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment. The Company had one customer that accounted over 10% of total accounts receivable at March 31, 2020, amounting to RMB36.3 million. During the year ended March 31, 2021, the Company had two customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB102.1 million and RMB44.7 million, respectively, relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment and sales of face mask. The Company had one customer that accounted over 10% of total accounts receivable at March 31, 2021, amounting to RMB10.9 million. During the year ended March 31, 2022, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB116.4 million and RMB54.6 million, respectively, relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment. The Company had three customers that accounted over 10% of total accounts receivable at March 31, 2022, amounting to RMB8.3 million, RMB6.3 million and RMB4.3 million, respectively.

Major suppliers — During the year ended March 31, 2020, the Company had two suppliers accounted over 10% of total purchases and processing fees, and purchase and processing fees from these suppliers amounted to a total of RMB35.7 million. During the year ended March 31, 2021, the Company had no supplier accounted over 10% of total purchases and processing fees. During the year ended March 31, 2022, the Company had one supplier accounted over 10% of total purchases and processing fees from the supplier amounted to RMB39.5 million.

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

Intangible assets, net

Intangible asset results from the acquisition of the licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 years.

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

Fair Value Measured or Disclosed on a Recurring Basis

Borrowings — Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The Company classifies the valuation techniques that use these inputs as Level 2 fair value measurement. The carrying value of the Company’s borrowings approximates fair value as the borrowing bears interest rates that are similar to existing market rates.

Other financial items for disclosure purpose — The fair value of other financial items of the Company for disclosure purpose, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, other current assets, accounts payable, other payables and accrued liabilities, approximate their carrying value due to their short-term nature.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2021 and 2022, the deferred revenue were RMB1 million, which was recorded as deferred revenue within other payables and accrued liabilities in current liabilities, and RMB nil respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2020, 2021 and 2022 were RMB1.5 million, RMB1.3 million and RMB2.9 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease, right-of-use (“ROU”) assets and lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease, ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease, ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The unit of account for revenue recognition is a performance obligation (a good or service). A contract may contain one or more performance obligations. Performance obligations are accounted for separately if they are distinct. A good or service is distinct if the customer can benefit from the good or service either on its own or together with other resources that are readily available to the customer, and the good or service is distinct in the context of the contract. Otherwise, performance obligations are combined with other promised goods or services until the Company identifies a bundle of goods or services that is distinct. Promises in contracts which do not result in the transfer of a good or service are not performance obligations, as well as those promises that are administrative in nature, or are immaterial in the context of the contract. The Company has addressed whether various goods and services promised to the customer represent distinct performance obligations. The Company applied the guidance of ASC Topic 606-10-25-16 through 18 in order to verify which promises should be assessed for classification as distinct performance obligations.

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 17 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2020, 2021 and 2022.

For the year ended March 31, 2021, the Company participated in efforts to stem the spread of the COVID-19 epidemic, namely, by serving as a temporary distributor of face masks to an existing overseas client in Brazil. The Company recognizes revenue from sales of face masks upon transfer of control of its products to the customer, which typically occurs upon delivery. The Company’s main performance obligation to its customers is the delivery of products in accordance with purchase orders. Each purchase order defines the transaction price for the products purchased under the arrangement. Delivery of these products occurs at that point of time when the control of the products is transferred to the customer. All the face masks sold with delivery terms entered into on a Free On Board basis at Shenzhen port.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2020, 2021 and 2022:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
OEM/ODM	175,215	195,995	273,979
In-house brands	17,873	6,157	1,529
Face mask	-	44,747	-
Total	193,088	246,899	275,508

1) Cooperation with OEM/ODM customers

Revenue is measured based on the consideration to which the Company expects to be entitled in a contract with a customer and excludes amounts collected on behalf of third parties. The Company generates its revenue through product sales, and shipping terms generally indicate when it has fulfilled its performance obligations and passed control of products to its customer, when the goods have been shipped to the customer’s specific location (delivery). Following delivery, the customer has full discretion over the manner of distribution and price to sell the goods, has the primary responsibility when selling the goods and bears the risks of obsolescence and loss in relation to the goods but has no right to return the products (other than for defective products). A receivable is recognized by the Company when the goods are delivered to the customer as this represents the point in time at which the right to consideration becomes unconditional, as only the passage of time is required before payment is due. Revenue from OEM/ODM customers does not meet the criteria to be recognized over time since 1) it does not have the right of payment for the performance completed to date, 2) its work neither creates or enhances an asset controlled by customers until goods are delivered to the customer, 3) customers do not receive and consume benefits simultaneously provided by its performance.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

2) Sales of products for in-house brands

For revenue realized in Indian market, additional term of goods return may apply. Under Do Mobile’s policy, end users have a right of return for defective devices within 7 days. At the point of sale, a refund liability and a corresponding adjustment to revenue is recognized for those products expected to be returned. At the same time, Do Mobile has a right to recover the product when customers exercise their right of return so consequently recognizes a right to returned goods asset and a corresponding adjustment to cost of sales. Do Mobile uses its accumulated historical experience to estimate the number of returns on a portfolio level using the expected value method, taking into consideration the type of products.

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

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a one year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional service other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added tax

In the PRC, value added tax (the “VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019 until now) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB0.1 million, RMB0.1 million and RMB0.1 million for the years ended March 31, 2020, 2021 and 2022, respectively. The shipping and handling fees amounted to RMB1.6 million, RMB1.2 million and RMB1.4 million for the years ended March 31, 2020, 2021 and 2022, respectively.

Research and development costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs total RMB10.7 million, RMB7.2 million and RMB14.1 million for the years ended March 31, 2020, 2021 and 2022, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The Company’s subsidiary in India is also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1.8 million, RMB0.4 million and RMB1.1 million for the years ended March 31, 2020, 2021 and 2022, respectively.

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

Income taxes

Income taxes are accounted for using the asset and liability method as prescribed by ASC 740 “Income Taxes.” Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be provided for those deferred tax assets for which if it is more likely than not that the related benefit will not be realized.

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2020, 2021 and 2022. As of March 31, 2021 and 2022, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMB nil, RMB0.2 million and RMB nil for the years ended March 31, 2020, 2021 and 2022, respectively. As of March 31, 2021 and 2022, the amount set aside were RMB6.3 million.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into US$ as of and for the year ended March 31, 2022 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the US$ by the People’s Bank of China on March 31, 2022 of US$1.00 = RMB6.3482. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on March 31, 2022, or at any other rate.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss is comprised of the Company’s net loss and comprehensive loss. The component of comprehensive loss is consisted solely of foreign currency translation adjustments.

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

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Numerator:
Net loss attributable to UTime Limited, basic and diluted	(21,701)	(16,627)	(38,833)
Denominator:
Weighted average shares outstanding, basic and diluted	4,507,223	4,517,793	8,164,771
Net loss attributable to UTime Limited per ordinary share:
Basic and diluted	(4.81)	(3.68)	(4.76)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Acquisitions

The Company accounts for acquisitions of an asset or group of similar identifiable assets that do not meet the definition of a business as an asset acquisition using the cost accumulated method, whereby the cost of the acquisition, including certain transaction costs, is allocated to the assets acquired on the basis of their relative fair values. No goodwill is recognized in an asset acquisition. Intangible assets acquired in an asset acquisition for use in research and development activities which have no alternative future use are expensed as in-process research and development on the acquisition date. Intangible assets acquired for use in research and development activities which have an alternative future use are capitalized as in-process research and development. Future costs to develop these assets are recorded to research and development expense as they are incurred.

Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the current expected credit loss (CECL) standards. In March 31, 2022, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the TDR accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the CECL model. These ASUs are effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company has not early adopted this update and it will become effective on April 1, 2023 assuming the Company will remain an emerging growth company. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. ASU 2019-12 will simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740. The amendments also improve consistent application of and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. For public business entities, the amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021and interim periods within fiscal years, beginning after December 31, 2022.  The Company has finalized its analysis and does not expect this ASU to have a material impact on the consolidated financial statements.

In October 2021, the FASB issued ASU No. 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (ASU 2021-08), which clarifies that an acquirer of a business should recognize and measure contract assets and contract liabilities in a business combination in accordance with Topic 606, Revenue from Contracts with Customers. The new amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments should be applied prospectively to business combinations occurring on or after the effective date of the amendments, with early adoption permitted. The Company is currently evaluating the impact of the new guidance on the consolidated financial statements.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2021	2022
	RMB	RMB
Accounts receivable	18,400	22,543
Allowance for doubtful accounts	(878)	(126)
Accounts receivable, net	17,522	22,417

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for doubtful accounts was as follows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	1,815	838	878
Additions for the year	524	50	-
Written off for the year	(1,511)	-	(748)
Foreign currency translation difference	10	(10)	(4)
Balance at the end of year	838	878	126

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

As of March 31, 2021 and 2022, the allowance for doubtful accounts amounted to RMB0.9 million and RMB0.1 million, respectively. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2021	2022
	RMB	RMB
Advance to suppliers	39,176	40,620
Input GST (India)	769	568
Receivables from supply chain service provider	5,581	4,829
Expected return assets	2	1
Deferred IPO expense	8,847	-
Other receivables	11,413	21,460
Allowance for doubtful accounts	(674)	(1,663)
Prepaid expenses and other current assets, net	65,114	65,815

As of March 31, 2021 and 2022, other receivables consisted of deposits for leased equipment and factory building and utility amounted to RMB5 million and RMB8 million for which the lease will expire before February 28, 2023.

The Company analyzed the collectability of other current assets based on historical collection. As a result of such analysis, the movement of allowance for doubtful accounts was as follows:

	As of March 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	8,131	4,006	674
Additions (reversal) for the year	2,173	(886)	3,406
Written off for the year	(6,298)	(2,446)	(2,359)
Foreign currency translation difference	-	-	(58)
Balance at the end of year	4,006	674	1,663

As of March 31, 2021 and 2022, the allowance for doubtful accounts on advance to suppliers of RMB0.7 million and RMB1.7 million were primarily consist of unrecoverable prepayment related to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers, significant decline in operating activities in India and VAT recoverable from certain supply chain companies.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 5 — INVENTORIES

	As of March 31,
	2021	2022
	RMB	RMB
Raw materials	32,604	32,004
Work in progress	1,476	1,326
Finished goods	11,039	13,533
Total inventory, gross	45,119	46,863
Inventory reserve	(13,393)	(10,792)
Total inventory, net	31,726	36,071

The movement of inventory reserve was as follows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Balance at beginning of year	6,457	5,962	13,393
Additional charge (written off), net	(450)	7,589	(2,467)
Foreign currency translation difference	(45)	(158)	(134)
Balance at the end of year	5,962	13,393	10,792

NOTE 6 — PROPERTY AND EQUIPMENT, NET

	As of March 31,
	2021	2022
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	5,132	5,100
Production and other machineries	23,883	29,713
Total	50,010	55,808
Less: accumulated depreciation	14,327	17,538
Property and equipment, net	35,683	38,270

Included in furniture and equipment is computer software with net values of RMB0.09 million and RMB0.04 million as of March 31, 2021 and 2022, respectively.

Depreciation charged to expense amounted to RMB3.5 million, RMB3.2 million and RMB3.3 million for the years ended March 31, 2020, 2021 and 2022, respectively.

No impairment for property and equipment was recorded for the years ended March 31, 2020, 2021 and 2022.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — PROPERTY AND EQUIPMENT, NETT (cont.)

Details of production and other machineries lease out under operating lease are as follows:

	As of March 31,
	2021	2022
	RMB	RMB
Cost	23,737	29,578
Less: accumulated depreciation	6,765	9,436
Net book value	16,972	20,142

NOTE 7 — LEASES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. At March 31, 2022, the minimum future rental income to be received is as follows:

Year ending March 31,	RMB
2023	3,004
2024	804
2025	201
Total	4,009

For the years ended March 31, 2020, 2021 and 2022, the operating lease income of RMB2.4 million, RMB2.4 million and RMB2.9 million, respectively, net of the depreciation charges of corresponding equipment of RMB2.3 million, RMB2.3 million and RMB2.7 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

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

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2021	2022
	RMB	RMB

Operating lease cost	1,016	2,265
Short-term lease cost	1,163	973
Lease cost	2,179	3,238

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES (cont.)

Supplemental cash flow information related to its operating leases was as follows for the year ended March 31, 2021 and 2022:

	Year ended March 31,
	2021	2022
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:

Operating cash outflow from operating leases	1,325	1,249

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2022:

Year Ended March 31,
RMB
2023	4,514
2024	4,575
2025 and after	11,931
Total lease payments	21,020
Less: Interest	(3,111)
Present value of lease liabilities	17,909
Less current portion, record in current liabilities	(3,360)
Present value of lease liabilities	14,549

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2021 and 2022:

	As of March 31,
	2021	2022
Remaining lease term and discount rate:	RMB	RMB
Weighted average remaining lease term (years)	1.23	4.56
Weighted average discount rate	8.64%	7.03%

NOTE 8 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1.4 million in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. For the year ended March 31, 2020, 2021 and 2022, the Company recorded its pro-rata share of losses in Philectronics of RMB0.02 million, RMBnil and RMBnil, respectively, as other (income) expenses, net in the consolidated statements of comprehensive loss. The Company recorded RMBnil, RMB0.8 million and RMBnil impairment losses on its investment during the years ended March 31, 2020, 2021 and 2022, respectively, as other expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — OTHER NON-CURRENT ASSETS

	As of March 31,
	2021	2022
	RMB	RMB
Deposits for leased equipment and factory	3,000	-
Prepayment for property and equipment, and intangible asset	333	541
Total other non-current assets	3,333	541

NOTE 10 — BORROWINGS

		As of March 31,
	Note	2021	2022
		RMB	RMB
Short-term borrowings
China Resources Bank of Zhuhai Co., Ltd.	(a)	22,000	22,000
Secured loan 1	(b)	800	-
Secured loan 2	(c)	8,000	4,980
Bank of Communications	(d)	-	2,500
Baosheng County Bank	(e)	-	2,300
China Resources Bank of Zhuhai Co., Ltd.	(f)	-	2,000
PingAn Bank Co., Ltd.	(g)	-	2,000
		30,800	35,780

Long-term borrowings
Shenzhen Rural Commercial Bank loan 1	(h)	720	-
Shenzhen Rural Commercial Bank loan 2	(i)	4,860	-
Shenzhen Rural Commercial Bank loan 3	(j)	-	7,000
Shenzhen Rural Commercial Bank loan 4	(k)	-	1,820
		5,580	8,820

Representing by:
Current portion of long-term borrowings		5,580	800
Non-current portion of long-term borrowings		-	8,020

(a)	On November 13, 2020, UTime SZ entered into a credit agreement with China Resources Bank of Zhuhai Co., Ltd., according to which China Resources Bank of Zhuhai Co., Ltd. agreed to provide UTime SZ with a credit facility of up to RMB22 million with a two-year term from November 13, 2020 to November 13, 2022. On November 18, 2020, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd. to borrow RMB22 million as working capital for one year at an annual effective interest rate of 5.5%. The Company repaid the loan on November 18, 2021 and borrowed RMB22 million as working capital for one year at an annual effective interest rate of 5.5% on November 22, 2021. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse.

(b)	In July 2020, UTime GZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime GZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate is 8.0%. UTime GZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). TCL Factoring has the right of recourse to UTime GZ, and as a result, these transactions were recognized as secured borrowings. This credit facility was also guaranteed respectively by Mr. Bao and UTime SZ, each for an amount up to RMB4 million. UTime GZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2021 and 2022, UTime GZ obtained loans under the factoring agreement at the total amount of RMB0.8 million and RMB nil, respectively.

(c)	In November 2020, UTime SZ and TCL Factoring executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou. This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2021 and 2022, UTime SZ obtained loans under the factoring agreement at the total amount of RMB8 million and RMB4.98 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — BORROWINGS (cont.)

(d)	In July 2021, UTime SZ entered into a credit agreement with Bank of Communications to borrow RMB10 million for an unfixed term. On July 19, 2021, UTime SZ obtained a loan under this working capital loan agreement at the amount of RMB3 million which is due on July 6, 2022. The loan was guaranteed by Mr. Bao and his spouse. The loan bears a fixed interest rate of 4.6% per annum and will be due on July 6, 2022. In December 2021, RMB0.5 million was repaid and the loan balance was RMB2.5 million as of March 31, 2022.

(e)	In August 2021, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from July 28, 2021 to July 28, 2022. On August 23, 2021, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment.

(f)	On December 2, 2021, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan will be due on October 21, 2022.

(g)	In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2 million for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse. As of March 31, 2022 UTime SZ obtained loans under the credit agreement at the total amount of RMB2 million which will be due on May 2022.

(h)	On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.04 million from August 2018 to July 2021, with a balloon payment of the remaining balance in the last installment. The loan was pledged by deposit of RMB0.5 million as restricted cash and is also guaranteed by Mr. Bao. The loan was fully repaid in July 2021. As of March 31, 2021 and 2022, the balance of the loan are RMB0.7 million and RMBnil, respectively, which are presented as current liabilities in the consolidated balance sheet.

(i)	On August 1, 2018, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB6 million for a term of 3 years, which is payable at monthly installment of RMB0.06 million from September 2019 to July 2021, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. The loan was fully repaid in July 2021. As of March 31, 2021 and 2022, the balance of the loan are RMB4.86 million and RMBnil, respectively, which are presented as current liabilities in the consolidated balance sheet.

(j)	On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7 million for a term of 3 years, which is payable at monthly installment of RMB0.07 million from August 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bears a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022, the balance of the loan was RMB7 million. Out of the total outstanding loan balance, current portion amounted were RMB0.56 million which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB6.44 million is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022.

(k)	On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The annual effective rate is 7.0%. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022, the balance of the loan was RMB1.82 million. Out of the total outstanding loan balance, current portion amounted were RMB0.24 million which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB1.58 million is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022.

NOTE 11 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2021	2022
	RMB	RMB
Advance from customers	38,769	16,607
Accrued payroll	8,335	10,220
VAT payable	3,900	1,484
Refund liabilities	2	1
Product warranty	253	50
Deferred revenue	1,000	-
Other payables	7,831	15,786
Total	60,090	44,148

As of March 31, 2021, other payables mainly included RMB6.1 million payables for materials provided by a customer for processing and assembling mobile phones. As of March 31, 2022, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB3.4 million advance refundable to a customer and RMB2.3 million payable for materials provided by a customer for processing and assembling mobile phones.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — OTHER EXPENSES, NET

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Exchange losses	323	3,703	2,316
Provision for doubtful accounts, net	1,186	(836)	3,406
Impairment of intangible asset	-	-	348
Government grants	(1,520)	(1,289)	(2,851)
Loss on equity method investment	22	833	-
Others	(4)	464	109
Total	7	2,875	3,328

NOTE 13 — INCOME TAX (EXPENSES) BENEFITS

Net loss before taxes of RMB21.5 million, RMB17.0 million and RMB39.4 million were attributed by non-U.S. entities for the years ended March 31, 2020, 2021 and 2022, respectively.

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

Hong Kong

UTime HK and UTime Trading, which were incorporated in Hong Kong, are subject to a two-tiered income tax rates for taxable income earned in Hong Kong with effect from April 1, 2018. The first HK$2 million of profits earned will be taxed at 8.25%, while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Additionally, payments of dividends by the subsidiary incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

India

Do Mobile, which was incorporated in India, is subject to a corporate income tax rate of 25% on the assessable profits, plus any surcharge if required.

Mexico

Gesoper and Firts, which were incorporated in Mexico, are subject to federal corporate income tax rate of 30% on the assessable profits.

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiary, VIE and subsidiary of VIE in the PRC are subject to a uniform income tax rate of 25% for the years presented. UTime SZ is regarded as a Certified High and New Technology Enterprise (“HNTE”) and entitled to a favorable statutory tax rate of 15%. Preferential tax treatment of UTime SZ as HNTE from November 2, 2015 to December 23, 2024 has been granted by the relevant tax authorities. UTime SZ is entitled to a preferential tax rate of 15% which is subject to review by State Taxation Administration every three years. As a result of these preferential tax treatments, the reduced tax rates applicable to UTime SZ for the years ended March 31, 2020, 2021 and 2022 are 15%. However, UTime SZ has not enjoyed the above-mentioned preferential tax treatments for the years ended March 31, 2020, 2021 and 2022 due to its loss position and as such there is no impact of these tax holidays on net loss per share.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — INCOME TAX EXPENSES (BENEFITS) (cont.)

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from January 1, 2018 to December 31, 2023, according to a tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”).

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

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2020, 2021 and 2022.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Current tax (expenses) benefits	(247)	364	-
Deferred tax benefits	-	-	46
Total income tax (expenses) benefits	(247)	364	46

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — INCOME TAX EXPENSES (BENEFITS) (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2021	2022
	RMB	RMB
Deferred income tax assets (liabilities) :
Impairment on receivables	2,217	2,590
Inventories	2,832	3,358
Deferred revenue	1,062	977
Accrued expenses and employee benefits	1,151	1,411
Equity method investment and others	1,370	1,075
Net operating loss carry forwards	15,467	21,678
Total gross deferred tax assets	24,099	31,089
Less: valuation allowances	(20,972)	(27,747)
Total deferred tax assets, net of valuation allowance	3,127	3,342
Prepaid expenses and other current assets	(980)	(1,299)
Unrealized foreign exchange difference and others	(2,147)	(2,217)
Amortisation & impairment of intangible asset	-	(292)
Deferred tax liabilities, net	-	(466)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. While the Company has optimistic plans for its business strategy, it determined that a full valuation allowance was necessary against all net deferred tax assets as of March 31, 2021 and 2022, given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

As of March 31, 2021, the Company’s total net operating loss carry forwards was RMB82.8 million out of which, RMB55.2 million would expire from 2021 through 2030, RMB27.6 million can be carried forward indefinitely. As of March 31, 2022, the Company’s total net operating loss carry forwards of RMB116.2 million, out of which, RMB83.2 million would expire from 2022 through 2031, RMB33.9 million can be carried forward indefinitely.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2020	2021	2022
	%	%	%

Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	(3)	(2)	(4)
Effect of different tax jurisdiction	-	(6)	(4)
Effect of permanence differences	(6)	(1)	(2)
Research and development super-deduction	5	5	4
Changes in valuation allowance	(21)	(21)	(19)
Over (under) provision in prior year	(1)	2	-
Total income tax (expenses) benefits	(1)	2	-

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2021 and 2022, the Company did not have any significant uncertain tax positions.

The Company is subject to taxation in China, Hong Kong and India. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,
	2021	2022
	RMB	RMB

Philectronics	513	486
Mr. Bao	48	47
Grandsky Phoenix Limited	-	889
Mr. He (i)	6,429	-
	6,990	1,422

(i)	On April 19, 2019, UTime SZ approved a board resolution and also approved a shareholder resolution in August 2019, both of which agreed Mr. He, the controlling shareholder of HMercury Capital Limited, to invest in UTime SZ’s equity interest of RMB21.4 million of which RMB15 million was received during the year ended March 31, 2020. As of March 31, 2021, the amount due from Mr. He was RMB6.4 million. On July 19, 2021, Mr. He fully repaid the RMB6.4 million.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2021	2022
	RMB	RMB

Mr. Bao	849	3,819
Philectronics	516	482
Grandsky Phoenix Limited	-	198
	1,365	4,499

(i)	During the year ended March 31, 2020, UTime SZ approved a shareholder resolution that agreed Mr. Bao to invest a consideration of RMB23.9 million as UTime SZ’s equity interest. The consideration primarily consisted of the amount due to Shenzhen Kaiweixin Technology Co., Ltd. (“Kaiweixin”), which was controlled by Mr. Bao, of RMB23.0 million as of March 31, 2019. During the year ended March 31, 2021, the Company and Mr. Bao agreed to offset the amount due form Mr. Bao and amount due to Mr. Bao of RMB0.85 million.

(3)	On September 17, 2021, Mr. Bao entered into a loan agreement with China Resources Bank of Zhuhai Co., Ltd. and borrowed RMB3.0 million (US$0.5 million). The loan is restricted on purpose only to support daily operation for the Companies that is controlled by Mr. Bao. The loan was repaid on March 17, 2022 and the agreement was renewed on March 18, 2022.

NOTE 15 — SHAREHOLDERS’ EQUITY

As of March 31, 2021, the Company had 140,000,000 authorized ordinary shares, and 4,517,793 ordinary shares were issued and outstanding, respectively.

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.  As of March 31, 2022, the Company had 140,000,000 authorized ordinary shares, and 8,267,793 ordinary shares were issued and outstanding, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

At March 31, 2022, the Company had capital commitments for purchase of plant and machinery, and leasehold improvement totaling RMB1.25 million, which are expected to be disbursed during the year ending March 31, 2023.

(b)	Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of March 31, 2021 and 2022.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 17 — REVENUE AND GEOGRAPHY INFORMATION

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Feature phone	173,190	144,032	111,066
Smart phone	19,228	56,885	154,143
Face mask	-	44,747	-
Others	670	1,235	10,299
Total	193,088	246,899	275,508

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB
Mainland China	83,124	112,400	70,314
Hong Kong	51,885	30,030	18,949
India	17,873	6,157	1,529
Africa	18,003	19,536	25,905
The United States	19,904	17,277	28,154
Mexico	-	-	12,372
South America	-	45,743	118,285
Others	2,299	15,756	-
Total	193,088	246,899	275,508

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — REVENUE AND GEOGRAPHY INFORMATION (cont.)

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2021	2022
	RMB	RMB
PRC	36,944	54,543
India	168	46
Total	37,112	54,589

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB3.3 million and RMB0.5 million, and the intangible assets, net of RMB2.3 million and RMB2.6 million were excluded from long-lived assets as of March 31, 2021 and 2022, respectively.

NOTE 18 — ACQUISITION

On December 17, 2021, the Company, through UTime Trading, acquired a 51% of the controlling equity interest of Gesoper. Subsequently, on January 17, 2022, Gesoper acquired 85% economic equity interest in Firts, which were determined to be variable interest entities of which the Company is considered the primary beneficiary.

According to ASC 805, a primary beneficiary’s initial consolidation of a VIE whose assets and liabilities do not constitute a business is excluded from the scope of business combination. Accordingly, the Company applied ASC 810, Consolidation, for initial measurement and recognition of the net assets of acquired entities upon initial consolidation.

At of the date of acquisition, the fair value of net assets of Gesoper and Firts based on a third-party appraisal both was RMB0.02 million, of which RMB0.7 million and RMB0.5 million are the customer-related intangible assets, RMB0.7 million and RMB0.5 million are liabilities of amount due to potential investors and shareholders, respectively. The remaining assets and liabilities of both entities mainly consist of bank balances, other receivables, other payables and deferred tax liabilities. No gain or loss was generated as a result of the fair value of the consideration paid since it approximated the fair value of net assets acquired.

	Gesoper	Firts
	RMB	RMB
Cash and cash equivalents	4	23
Other receivables	65	6
Total current assets	69	29

Other payables and accrued liabilities	(782)	(459)
Total current liabilities	(782)	(459)

Customer relationship	729	446

Net assets acquired	16	16

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB71.9 million and RMB71.9 million as of March 31, 2021 and 2022.

The subsidiaries did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from equity method investments.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

BALANCE SHEETS

	As of March 31,
	2021	2022
	RMB	RMB
ASSETS
Current assets
Cash and Cash Equivalents	6	1
Prepaid expenses and other current assets	13,801	23,195
Inter-company receivable	-	73,345
Non-current assets
Investment in subsidiary	32,181	1,610
Total assets	45,988	98,151

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	20,380	31,492
Due to related parties	299	289
Other payables and accrued liabilities	131	1,382
Total liabilities	20,810	33,163

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding as at March 31, 2021 and March 31, 2022
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 4,517,793 shares as at March 31, 2021 and 8,267,793 shares as at March 31, 2022	4	5
Additional paid-in capital	73,217	152,236
Accumulated deficit	(49,444)	(88,277)
Accumulated other comprehensive income	1,401	1,024
Total shareholders’ equity	25,178	64,988
Total liabilities and shareholders’ equity	45,988	98,151

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB

Loss from equity method investments	(18,581)	(12,618)	(32,350)
Operating expenses	(3,120)	(4,009)	(6,483)
Net loss	(21,701)	(16,627)	(38,833)
Foreign currency translation difference	(837)	1,868	(377)
Comprehensive loss	(22,538)	(14,759)	(39,210)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2020	2021	2022
	RMB	RMB	RMB

CASH FLOW FROM OPERATING ACTIVTIES
Net loss	(21,701)	(16,627)	(38,833)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	18,581	12,618	32,350
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(2,333)	(8,424)	(1,173)
Inter-company balances (i)	5,437	12,206	8,000
Related parties	16	(23)	-
Other payables and accrued liabilities	-	131	1,269
Net cash used in operating activities	-	(119)	1,613
Effect of exchange rate changes on cash and cash equivalent and restricted cash		125	(1,618)
Net change in cash and cash equivalent	-	6	(5)
Cash and cash equivalents, beginning of year	-	-	6
Cash and cash equivalents, end of year	-	6	1

(i)	For the year ended March 31, 2022, UTime HK received the IPO proceeds of RMB88.2 million and made down payment for financing services of RMB19 million on behalf of UTime Limited.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2021 and 2022, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 20 — SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date of March 31, 2022 to the date on which the financial statements are available to be issued (“the date of the financial statements”).

On May 18, 2022, UTime GZ entered into a loan agreement with Huaneng Guicheng Trust Company Limited to borrow RMB2.0 million for 2 years at an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao.

In May 2022, UTime GZ entered into a credit line agreement with China Resources SZITIC Trust Company Limited, according to which China Resources SZITIC Trust Company Limited agreed to provide UTime GZ with a credit facility of up to RMB3.0 million. On May 19, 2022, UTime GZ entered into a loan agreement with China Resources SZITIC Trust Company Limited to borrow RMB1.0 million for 2 years at an annual effective interest rate of 11.34%. The loan is also guaranteed by Mr. Bao.

In May 2022, UTime SZ entered into a credit line agreement with Huaneng Guicheng Trust Company Limited, according to which Huaneng Guicheng Trust Company Limited agreed to provide UTime SZ with a credit facility of up to RMB3.0 million. On May 19,2022, UTime SZ entered into a loan agreement with Huaneng Guicheng Trust Company Limited to borrow RMB1.99 million for 2 years at an annual effective interest rate of 9.45%. The loan is also guaranteed by Mr. Bao.

On May 19, 2022, UTime SZ entered into a loan agreement with Webank to borrow RMB1.99 million for 2 years at an annual effective interest rate of 9.45%. The loan is also guaranteed by Mr. Bao.

In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd., according to which PingAn Bank Co., Ltd. agreed to provide UTime SZ with a credit facility of up to RMB2.0 million for a term of 3 years. On May 26, 2022, UTime SZ renewed a loan agreement with PingAn Bank to borrow RMB2.0 million for a term of 6 months at an annual effective interest rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse.

In June 2022, UTime SZ entered into a credit agreement with Jiangsu Suning Bank, according to which Jiangsu Suning Bank agreed to provide UTime SZ with a credit facility of up to RMB2.0 million with a three-year term from June 13, 2022 to May 5, 2025. On June 13, 2022 UTime SZ entered into a loan agreement with Jiangsu Suning Bank to borrow RMB2.0 million for a term of 1 year at an annual effective interest rate of 12.0%.