Form 20-F
period 2023-03-31
UTime Ltd
filed 2023-08-08
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2023

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

Hengcong Qiu

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of August 8, 2023 was: 13,567,793 ordinary shares, par value $0.0001 per share.

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

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

Please see Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning on page 44 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of our securities.

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.” on page 47.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2023, the cash buying rate announced by the People’s Bank of China was RMB6.8717 to $1.00.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

Our Holding Company Structure and Contractual Arrangements with the VIE

UTime Limited is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through the VIE and its subsidiaries in China. Our WFOE in China has maintained a series of contractual arrangements with the VIE and its shareholders, which established the VIE structure. Investing in UTime Limited’s ordinary shares is highly speculative and involves a significant degree of risk. This variable interest entity structure involves unique risks to investors. There is no limitation or restriction on foreign investment in the industry where our VIE operates at present. We adopt the VIE structure, because Chinese laws prohibit foreign investors from holding more than 50% of equity interests in value-added telecommunication businesses, which we may explore and operate in the future, and our indirectly wholly-owned Chinese subsidiary, Shenzhen UTime Technology Consulting Co., Ltd., or UTime WFOE, as a foreign invested enterprise under Chinese laws, is not eligible to operate a value-added telecommunication business in China. Instead, our VIE and subsidiaries of VIE located inside the PRC are the Chinese operating companies. We do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Accordingly, we operate the businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among UTime WFOE, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Investors in our ordinary shares are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. Investors in our ordinary shares may never directly hold equity in the VIE and its subsidiaries.

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

Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the VIE and consolidates the VIE and its subsidiaries as required by Accounting Standards Codification topic 810, Consolidation. Accordingly, we treat the VIE as our consolidated entities under U.S. GAAP and we consolidate the financial results of the VIE in our consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see “Item 4. Information on the Company-4A. History and Development of the Company-Contractual Arrangements with the VIE and its Respective Shareholders.”

However, the contractual agreements may not be as effective as the control provided by having a direct ownership in the VIE and we may incur substantial costs to enforce the terms of the arrangements. We have no direct or indirect equity interests in the VIE or any of its subsidiaries. Uncertainties in the PRC legal system may limit our ability, as a Cayman Islands holding company, to enforce these contractual agreements. The contractual agreements have not been tested in a court of law. Meanwhile, there are very few precedents as to whether contractual agreements would be judged to form effective control over the relevant VIE through the contractual arrangements, or how contractual arrangements in the context of a VIE should be interpreted or enforced by the PRC courts. Should legal actions become necessary, we cannot guarantee that the court will rule in favor of the enforceability of the VIE contractual arrangements. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE, and our ability to conduct our business may be materially adversely affected. In addition, the enforceability of the various contracts described above by our company against the VIE is dependent upon the shareholders of the VIE. If the shareholders of the VIE fail to perform their obligations under the contractual arrangements, we could be unable to enforce the contractual arrangements that enable us to consolidate the VIE’s operations and financial results in our financial statements in accordance with U.S. GAAP as the primary beneficiary. If this happens, we would need to deconsolidate the VIE. The majority of our assets, including the necessary licenses to conduct business in China are held by the VIE and its PRC subsidiaries and a significant part of our revenues are generated by the VIE and its subsidiaries. Any event that results in the deconsolidation of the VIE would have a material effect on our operations and result in the value of our ordinary shares diminishing substantially or even become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure-We do not hold direct equity interest in the VIE. We rely on contractual arrangements with our VIE and its shareholders for a large portion of our business operations, which may not be as effective as direct ownership in providing operational control.” and “-The shareholders of our VIE may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.”

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

If the PRC government deems that our contractual arrangements with the VIE do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our Cayman Islands holding company, our PRC subsidiaries and the VIE, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIE and our company as a whole. We are also subject to the risk that the Chinese regulatory authorities could disallow the VIE structure, which could result in a material change in our operations and the value of our ordinary shares, including that it could cause the value of our ordinary shares to significantly decline or become worthless. See “Item 3. Key Information-D. Risk Factors-Risks Related to Our Corporate Structure- UTime Limited is a holding company with no material operation. We conduct substantially all of our operations through the VIE and its subsidiaries, and we rely on contractual arrangements with the VIE and its shareholders to operate our business. If the PRC government deems that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “-Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on overseas offerings conducted by and foreign investment in China-based issuers, the use of the VIE, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. Recently, the PRC government has indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and initiated a series of regulatory actions and made a number of public statements to regulate business operations in China, some of which are published with little advance notice, including cracking down on illegal activities in the securities market, enhancing supervision over China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to continue to offer ordinary shares to investors, or cause the value of such ordinary shares to significantly decline or become worthless. For a detailed description of risks related to doing business in China, “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and quickly evolving rules and regulations in China, could result in a material adverse change in our operations and the value of our ordinary shares. For more details, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.”

Permissions Required from the PRC Authorities for Our Operations

Our operations in China are governed by PRC laws and regulations. As of the date of this annual report, each of UTime WFOE, the VIE and the VIE’s subsidiaries in China has obtained the requisite licenses and permits from the PRC government authorities that are material for the business operations in China. UTime WFOE, the VIE and the VIE’s subsidiaries in China are not operating in an industry that prohibits or limits foreign investment. As a result, UTime WFOE, the VIE and the VIE’s subsidiaries in China are not required to obtain any permission from Chinese authorities to operate other than those requisite for a domestic company in China will need to engage in the businesses similar to ours. Such licenses and permissions include, among others, the Business License, Certificate of the Customs of the People’s Republic of China on Registration of A Customs Declaration Entity, and other relevant permits required for operating our business. Neither have we nor our subsidiaries or the VIE or the VIE’s subsidiaries received any denial of permissions for their operation.

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers (the “New Regulations”). For more detailed information, see “Item 4. Information on the Company-B. Business Overview-Regulations-Regulations on Overseas Listings.” And “Item 4. Information on the Company-B. Business Overview-Regulations-Regulation on Information Security and Censorship.” According to the New Regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. If the New Regulations are enacted as currently proposed and we fail to obtain the relevant approval or complete other filing procedures thereof, for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may be required to obtain permission or approval or other compliance procedures from Chinese authorities to operate and issue ordinary shares to foreign investors in our offering and/or listing on the NASDAQ Capital Market, and if required and we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our ordinary shares may substantially decline in value and become worthless.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review, which further restates and expands the applicable scope of the cybersecurity review and took effect on February 15, 2022. Pursuant to Measures for Cybersecurity Review, if a network platform operator holding personal information of over one million users seeks for “foreign” listing, it must apply for the cybersecurity review. In addition, operators of critical information infrastructure purchasing network products and services are also obligated to apply for the cybersecurity review for such purchasing activities. Although the Measures for Cybersecurity Review provides no further explanation on the extent of “network platform operator” and “foreign” listing, we do not believe we are obligated to apply for a cybersecurity review pursuant to the Measures for Cybersecurity Review, considering that (i) we are not in possession of or otherwise holding personal information of over one million users and it is also very unlikely that we will reach such threshold in the near future; (ii) as of the date of this annual report, we have not received any notice or determination from applicable PRC governmental authorities identifying it as a critical information infrastructure operator.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. The Trial Measures provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities. We do not believe that we are required to obtain the approval from or complete the filing with the CSRC because we became a public company before the Trial Measures went into effect. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market.

In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or the CAC or any other PRC governmental authorities for our offering and/or list on the NASDAQ Capital Market. Furthermore, we have not received any penalty, investigation or warning in connection with the operations of UTime WFOE, the VIE and VIE’s subsidiaries from the CSRC or the CAC or any other PRC governmental authorities, nor have we or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our offering from the CSRC or any other PRC governmental authorities. We believe that we, the VIE and the VIE’s subsidiaries have received has obtained all permissions and approvals to operate their respective business and are not required to obtain additional permission or approval from Chinese authorities to issue our ordinary shares to foreign investors or list on the NASDAQ Capital Market based on the PRC laws, regulations and rules currently in effect. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE or the VIE’s subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our structure, which would likely result in a material change in our operations, including our ability to continue our existing structure, carry on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We or the VIE or the VIE’s subsidiaries may also be subject to penalties and sanctions imposed by the PRC regulatory authorities, including the CSRC, if we or the VIE or the VIE’s subsidiaries fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, which would likely cause the value of our ordinary shares to significantly decline or become worthless. See “—D. Risk Factors—Risks Relating to Our Corporate Structure” and “—D. Risk Factors—Risks Relating to Doing Business in the PRC” for more information.

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

As a Cayman Islands holding company, UTime Limited may receive dividends from UTime WFOE through UTime HK, our intermediary holding companies in Hong Kong. The PRC EIT Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes are subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. According to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income and relevant implanting notice, if UTime HK satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, the dividends paid to UTime HK would be subject to withholding tax at a reduced rate of 5%. See “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-There are significant uncertainties under the PRC Enterprise Income Tax Law relating to the withholding tax liabilities of our PRC Subsidiary, and dividends payable by our PRC Subsidiary to us through our Hong Kong subsidiary s may not qualify to enjoy certain treaty benefits”.

In addition, to the extent our cash is in the PRC or a PRC entity, the funds may not be available to distribute dividends to our investors, or for other use outside of the PRC, due to interventions in or the imposition of restrictions and limitations on the ability of us, our subsidiaries, or the VIE and the VIE’s subsidiaries by the PRC government to transfer cash. The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. All of the VIE and VIE’s PRC subsidiaries’ income are received in Renminbi and shortages in foreign currencies may restrict our ability to pay dividends or other payments, or otherwise satisfy our foreign currency denominated obligations, if any. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade-related transactions, can be made in foreign currencies without prior approval from SAFE as long as certain procedural requirements are met. Approval from appropriate government authorities is required if Renminbi is converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. Our cash dividends, if any, will be paid in U.S. dollars. The PRC government may, at its discretion, impose restrictions on access to foreign currencies for current account transactions and if this occurs in the future, we may not be able to pay dividends in foreign currencies to our shareholders. See “D. Risk Factors - Risks Related to Doing Business in China- Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.” In contrast, presently, there is no foreign exchange control or restrictions on capital flows into and out of Hong Kong. Hence, our Hong Kong subsidiary is able to transfer cash without any limitation to its direct parent company, UTime Limited, under normal circumstances.

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

	31-Mar-21						31-Mar-22						31-Mar-23
	RMB						RMB						RMB
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Intercompany receivables
Opening	6,972	38,912	-	28	(45,912)	-	6,466	45,985	-	392	(52,843)	-	73,346	48,619	-	921	(122,886)	-
Sales	-	-	-	402	(402)	-	-	-	-	-	-	-	-	-	-	-	-	-
Receipts	-	(3,815)	-	(38)	3,853	-	-	(1,283)	-	-	1,283	-	-	(149)	-	-	149	-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	13,900	-	-	(13,900)	-	-	5,430	-	542	(5,972)	-	-	1,772	-	(7)	(1,765)	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	88,263	-	-	-	(88,263)	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	(19,003)	-	-	-	19,003	-	-	-	-	-	-	-
Expenses charged by other entities	-	(203)	-	-	203	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange difference	(506)	(2,809)	-	-	3,315	-	(2,381)	(1,513)	-	(13)	3,907	-	6,047	3,794	-	74	(9,915)	-
Closing	6,466	45,985	-	392	(52,843)	-	73,345	48,619	-	921	(122,885)	-	79,393	54,036	-	988	(134,417)	-

Intercompany payables
Opening	15,146	38	3	30,650	(45,837)	-	26,846	237	8	25,604	(52,695)	-	31,493	927	11	90,208	(122,639)	-
Purchase	-	199	-	-	(199)	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments	-	-	-	(3,956)	3,956	-	-	-	-	(1,283)	1,283	-	-	-	-	(57)	57	-
Payments on behalf of Parent/WFOE/Other entities by VIE	12,857	-	5	1,003	(13,865)	-	5,619	700	3	(350)	(5,972)	-	1,539	-	5	-	(1,544)	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	88,263	(88,263)	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	-	-	-	(19,003)	19,003	-	-	-	-	-	-	-
Exchange difference	(1,157)	-	-	(2,093)	3,250	-	(973)	(10)	-	(3,024)	4,007	-	2,602	73	-	7,675	(10,350)	-
Closing	26,846	237	8	25,604	(52,695)	-	31,492	927	11	90,207	(122,637)	-	35,634	1,000	16	97,826	(134,476)	-

Financial Information Related to the Condensed Consolidated VIE

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the Parent, the VIE, the WFOE and the other entities, elimination and consolidated total (in thousands of RMB or US$) as of and for the years ended March 31, 2020, 2021 and 2022.

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	Year Ended March 31, 2021						Year Ended March 31, 2022						Year ended March 31, 2023
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated

Net sales (1)	-	240,742	-	6,559	(402)	246,899	-	273,979	-	1,529	-	275,508	-	200,450	-	97	-	200,547	29,184
Cost of sales (1)	-	222,567	-	6,364	(199)	228,732	-	259,908	-	1,815	-	261,723	-	170,428	-	54	-	170,482	24,809
Gross profit (loss)	-	18,175	-	195	(203)	18,167	-	14,071	-	(286)	-	13,785	-	30,022	-	43	-	30,065	4,375
Operating expenses	4,009	26,800	3	2,656	(771)	32,697	6,483	38,885	3	2,804	111	48,286	69,220	43,266	1	1,931	(309)	114,109	16,606
Loss from operations	(4,009)	(8,625)	(3)	(2,461)	568	(14,530)	(6,483)	(24,814)	(3)	(3,090)	(111)	(34,501)	(69,220)	(13,244)	(1)	(1,888)	(309)	(84,044)	(12,231)
Investment loss from VIE/subsidiaries	12,618	-	-	-	(12,618)	-	32,350	-	-	-	(32,350)	-	18,396	-	-	-	(18,396)	-	-
Interest expenses	-	2,461	-	-	-	2,461	-	4,875	-	-	-	4,875	-	6,149	-	-	-	6,149	895
Loss before income taxes	(16,627)	(11,086)	(3)	(2,461)	13,186	(16,991)	(38,833)	(29,689)	(3)	(3,090)	32,239	(39,376)	(87,616)	(19,393)	(1)	(1,888)	18,705	(90,193)	(13,126)
Income tax benefit	-	(364)	-	-	-	(364)	-	(46)	-	-	-	(46)	-	(171)	-	-	-	(171)	(25)
Net loss	(16,627)	(10,722)	(3)	(2,461)	13,186	(16,627)	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,022)	(13,101)

(1)	Relates mainly to changes in accounts receivable and accounts payable relating to transaction as mentioned in note (1), i.e. sales of Semi-Knocked Down (“SKD”) from UTime Trading to Do Mobile.

Selected Condensed Consolidated Balance Sheets Data

	31-Mar-22						31-Mar-23
	RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Assets
Current Assets
Cash and cash equivalents	1	192	3	66496	-	66,692	2	277	5	71,650	-	71,934	10,468
Restricted cash	-	500	-	-	-	500	-	500	-	-	-	500	73
Accounts receivable, net	-	22,391	-	26	-	22,417	-	52,242	-	66	-	52,308	7,612
Prepaid expenses and other current assets, net	23,195	42,431	-	189	-	65,815	25,109	70,202	-	197	-	95,508	13,899
Intercompmany receivables (1)	73,345	48,619	-	921	(122,885)	-	79,393	54,036	-	988	(134,417)	-	-
Due from related parties	-	1,422	-	-	-	1,422	-	584	-	-	-	584	85
Inventories	-	36,018	-	53	-	36,071	-	16,169	-	-	-	16,169	2,353
Total current assets	96,541	151,573	3	67,685	(122,885)	192,917	104,504	194,010	5	72,901	(134,417)	237,003	34,490
Non-Current assets
Property and equipment, net	-	38,227	-	43	-	38,270	-	61,411	-	18	-	61,429	8,939
Operating lease right-of-use assets, net	-	16,319	-	-	-	16,319	-	13,030	-	-	-	13,030	1,896
Intangible assets, net	-	2,592	-	-	-	2,592	-	1,677	-	-	-	1,677	244
Long-term investments	1,610	-	-	-	(1,610)	-	(18,929)	-	-	-	18,929	-	-
Equity method investment	-	-	-	-	-	-	-	-	-	-	-	-	-
Other non-current assets	-	541	-	-	-	541	-	-	-	-	-	-	-
Total non-current assets	1,610	57,679	-	43	(1,610)	57,722	(18,929)	76,118	-	18	18,929	76,136	11,079
Total Assets	98,151	209,252	3	67,728	(124,495)	250,639	85,575	270,128	5	72,919	(115,488)	313,139	45,569

Liabilities and Stockholder’s equity
Current liabilities
Accounts payable	-	74,497	-	34	-	74,531	-	126,683	-	8	-	126,691	18,437
Short-term borrowings	-	35,780	-	-	-	35,780	-	53,935	-	-	-	53,935	7,849
Current portion of long-term borrowings	-	800	-	-	-	800	-	1080	-	-	-	1080	157
Due to related parties	289	3728	-	482	-	4,499	313	4705	-	482	-	5,500	800
Lease liability	-	3,360	-	-	-	3,360	-	3,673	-	-	-	3,673	535
Other payables and accrued liabilities	1382	42,423	-	343	-	44,148	5,539	48,941	-	292	-	54,772	7,971
Intercompmany payables (1)	31,492	927	11	90,207	(122,637)	-	35,634	1000	16	97,826	(134,476)	-	-
Income tax payables	-	18	-	-	-	18	-	18	-	-	-	18	3
Total current liabilities	33,163	161,533	11	91,066	(122,637)	163,136	41,486	240,035	16	98,608	(134,476)	245,669	35,752
Non-current liabilities
Long-term borrowings	-	8,020	-	-	-	8,020	-	6,870	-	-	-	6,870	1,000
Government grants	-	-	-	-	-	-	-	8,697	-	-	-	8,697	1,266
Deferred tax liability	-	466	-	-	-	466	-	295	-	-	-	295	43
Lease liability - non-current	-	14,549	-	-	-	14,549	-	10,876	-	-	-	10,876	1,583
Total non-current liabilities	-	23,035	-	-	-	23,035	-	26,738	-	-	-	26,738	3,892
Total liabilities	33,163	184,568	11	91,066	(122,637)	186,171	41,486	266,773	16	98,608	(134,476)	272,407	39,644

Ordinary shares	5	-	-	-	-	5	9	-	-	-	-	9	1
Additional paid-in capital	152,236	72,413	-	807	(73,220)	152,236	216,504	72,413	-	807	(73,220)	216,504	31,507
Accumulated deficit	(88,277)	(49,427)	(8)	(26,419)	75,854	(88,277)	(175,893)	(66,738)	(11)	(27,813)	94,562	(175,893	(25,597)
Accumulated other comprehensive income	1,024	2,218	-	2274	(4,492)	1,024	3,469	507	-	1,848	(2,356)	3,469)	502
Total UTime Limited shareholder’s equity	64,988	25,204	(8)	(23,338)	(1,858)	64,988	44,089	6,182	(11)	(25,158)	18,988	44,089	6,413
Non-controlling interests	-	(520)	-	-	-	(520)	-	(2,827)	-	(531)	-	(3,357)	(488)
Total shareholders’ equity	64,988	24,684	(8)	(23,338)	(1,858)	64,468	44,089	3,355	(11)	(25,689)	18,988	40,732	5,925
Total liabilities and shareholders’ equity	98,151	209,252	3	67,728	(124,495)	250,639	85,575	270,128	5	72,919	(115,488)	313,139	45,569

Selected Condensed Consolidated Cash Flows Data

Year Ended March 31, 2021	Year Ended March 31, 2022	Year Ended March 31, 2023
RMB	RMB	RMB	US$
Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Cash flows from operating activities:
Net loss	(16,627)	(10,722)	(3)	(2,461)	13,186	(16,627)	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,022)	(13,101)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities
Depreciation and amortization	-	3,921	-	33	-	3,954	-	4,277	-	56	-	4,333	-	5,770	-	24	-	5,794	843
Allowances for obsolete inventories, net	-	7,092	-	497	-	7,589	-	1,664	-	(1,371)	-	293	-	(281)	-	(126)	-	(407)	(59)
Provision for doubtful account, net	-	(836)	-	-	-	(836)	-	1379	-	2027	-	3406	-	-	-	-	-	-	-
Loss on disposal of property and equipment	-	-	-	-	-	-	-	10	-	-	-	10	-	184	-	-	-	184	27
Loss on equity method investment	-	833	-	-	-	833	-	-	-	-	-	-	63,656	-	-	-	-	63,656	9,264
Impairment of intangible asset	-	-	-	-	-	-	-	348	-	-	-	348	-	(171)	-	-	-	(171)	(25)
Equity loss of subsidiaries	12,618	-	-	-	(12,618)	-	32,350	-	-	-	(32,350)	-	18,396	(18,396)	-	-
Net changes in operating assets and liabilities:
Accounts receivable	-	21,475	-	2	-	21,477	-	(5,724)	-	(1)	-	(5,725)	-	(27,522)	-	(42)	-	(27,564)	(4,011)
Prepaid expenses and other current assets	(8,424)	(18,373)	-	624	-	(26,173)	(1,173)	7329	-	(220)	-	5936	-	(25,861	-	(10)	-	(25,871)	(3,765)
Intercompany receivables (1)	506	(7,073)	(364)	6,931	-	2381	(2,634)	-	(529)	782	-	-	(1,623)	-	7	1,616	-	-
Inventories	-	(15,881)	-	4,947	-	(10,934)	-	(8,128)	-	3,499	-	(4,629)	-	20,446	-	181	-	20,627	3,002
Accounts payable	-	(10,987)	-	1,063	-	(9,924)	-	26170	-	1,154	-	27324	-	17,978	-	1,651	-	19,629	2,856
Other payables and accrued liabilities, and lease liabilities	131	27,205	-	657	-	27,993	1269	(14,636)	-	1443	-	(11,924)	4,026	4,913	-	(51)	-	8,888	1,293
Intercompany payables (1)	11,700	199	5	(5,046)	(6,858)	-	5,619	689	3	(5,629)	(682)	-	1,539	-	5	(54)	(1,490)	-	-
Related parties	(23)	527	-	23	-	527	-	(699)	-	-	-	(699)	-	881	5	(54)	(1,490)	-	(110)
Government grants	-	(400)	-	-	-	(400)	-	-	-	-	-	-	-	-	-	-	-	881	128
Other non-current assets	-	-	-	-	-	-	-	(208)	-	-	-	(208)	-	541	-	-	-	541	79
Net cash provided by (used in) operating activities	(119)	(3,020)	2	(25)	641	(2,521)	1,613	(19,806)	-	(2,661)	(11)	(20,865)	1	(15,270)	4	(308)	435	(15,138)	(2,203)

Investing activities:
Payment for property and equipment	-	-	-	-	-	-	-	(5,858)	-	-	-	(5,858)	-	(2,593)	-	-	-	(2,593)	(377)
Payment for intangible assets	-	(2,201)	-	-	-	(2,201)	-	-	-	-	-	-	-	(307)	-	-	-	(307)	(45)
Cash received from consolidation, net of cash acquired	-	-	-	-	-	-	-	28	-	-	-	28	-	-	-	-	-	-	-
Net cash used in investing activities	-	(2,201)	-	-	-	(2,201)	-	(5,830)	-	-	-	(5,830)	-	(2,900)	-	-	-	(2,900)	(422)

Financing activities:
Proceeds from short-term borrowings	-	47,600	-	-	-	47,600	-	46,500	-	-	-	46,500	-	66,300	-	-	-	66,300	9,648
Loan received from a shareholder	-	900	-	-	-	900	-	5,980	-	-	-	5,980	-	4,010	-	-	-	4,010	584
Proceeds from long-term borrowings	-	-	-	-	-	-	-	9,000	-	-	-	9,000	-	-	-	-	-
Repayment of loan from a shareholder	-	(1,500)	-	-	-	(1,500)	-	(3,000)	-	-	-	(3,000)	-	(3,000)	-	-	-	(3,000)	(437)
Repayment of short-term borrowings	-	(31,800)	-	-	-	(31,800)	-	(41,520)	-	-	-	(41,520)	-	(48,145)	-	-	-	(48,145)	(7,006)
Repayments of long-term borrowings	-	(1,200)	-	-	-	(1,200)	-	(5,760)	-	-	-	(5,760)	-	(870)	-	-	-	(870)	(127)
Down payment for financing services	-	-	-	-	-	-	-	-	-	(19,003)	-	(19,003)	-	-	-	-	-	-	-	-
Contribution in a subsidiary by a shareholder	-	-	-	-	-	-	-	6,429	-	-	-	6,429	-	-	-	-	-	-	-
Proceeds from issuance of ordinary shares through initial public offering	-	-	-	-	-	-	-	-	-	88,262	-	88,262	-	-	-	-	-	-	-
Net cash provided by financing activities	-	14,000	-	-	-	14,000	-	17,629	-	69,259	-	86,888	-	18,295	-	-	-	18,295	2,662
-
Effect of exchange rate changes on cash and cash equivalent and restricted cash	125	(838)	-	499	(641)	(855)	(1,618)	(106)	-	(765)	11	(2,478)	-	(42)	-	5,464	(437)	4,985	725
Net increase (decrease) in cash and cash equivalent and restricted cash	6	7,941	2	474	-	8,423	(5)	(8,113)	-	65,833	-	57,715	1	84	3	5,156	(2)	5,242	763
Cash and cash equivalents and restricted cash at beginning of year	-	864	1	189	-	1,054	6	8,805	3	663	-	9,477	1	692	3	66,496	-	67,192	9,778
Cash and cash equivalents and restricted cash at end of year	6	8,805	3	663	-	9,477	1	692	3	66,496	-	67,192	2	776	6	71,652	(2)	72,434	10,541

Notes to elimination adjustments to the unaudited condensed consolidating schedules

The significant elimination adjustments to the unaudited condensed consolidating schedules consist of the following:

(1)	Relates to the elimination between the receivables of UTime Technology (HK) Company Limited, a subsidiary of United Time Technology Co., Ltd., against the trade payable of India Private Ltd., a non-VIE subsidiary of UTime Limited, relating to sales of Semi-Knocked Down (“SKD”) from UTime Trading to Do Mobile India Private Ltd.. In addition, it relates to the elimination between the other receivables of VIE and subsidiaries of VIE against the other payables of UTime Limited relating to (i) expenses paid by VIE and subsidiaries of VIE on behalf of UTime Limited; (ii) payments of capital contributions to Bridgetime Limited by UTime Technology (HK) Company Limited on behalf of UTime Limited; (3) IPO Proceeds received by UTime International Limited on behalf of UTime Limited; and (4) down payment for financing services paid by UTime International Limited on behalf of UTime Limited.

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

Risk Factors Summary

Risks Related to Our Business and Industry

●	We have incurred significant losses and we may continue to experience losses in the future.

●	Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	The outbreak of the coronavirus in China, India and across the world may have a material adverse effect on our business.

●	We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

●	We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

●	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

●	Our international expansion is subject to a variety of costs and risks and we may not be successful, which could adversely affect our profitability and operating results.

●	Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

●	We operate in a rapidly evolving industry. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to a decline in our sustainable growth.

●	We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Inadequacy of skilled personnel may lead to decline in sales of mobile phones by us.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We could be impacted by unfavorable results of legal proceedings, including the pending proceeding against Do Mobile, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets

●	We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

●	We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	We may be adversely affected by product liability exposure claims.

●	Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K., PRC and Indian anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

●	Defaults under either of our loan agreements with each of SRCB and CRBZ could result in a substantial loss of our assets.

Risks Related to Our Corporate Structure

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

●	Minfei Bao, our founder, and director, and Min He, will continue to have significant influence over us after our initial public offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

●	We are a “controlled company” within the meaning of Nasdaq’s Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	Change in the tax regime in India will increase tax burden on us.

●	We may become subject to taxation in the Cayman Islands, which would negatively affect our results.

●	We are subject to various changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or become worthless

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Subsidiary, limit our PRC Subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Risks Related to Doing Business in India

●	Our business activities in India could be subject to Indian competition laws, and any violation or alleged violation thereof may negatively impact our operations.

●	Our business is substantially affected by prevailing economic, political and other prevailing conditions in India, and any downshift or perceived downshift in the Indian economy could negatively impact our business.

●	Introduction of 5G compatible mobile handsets and other new technologies may be expensive, and if we are unable to provide 5G compatible mobile handsets, our business will suffer.

●	We are subject to supervision and regulation by the Reserve Bank of India (or “RBI”) and the Department of Telecommunication, and any non-compliance may adversely impact our business.

●	Our operating results may be adversely affected by law and regulations to which we are subject.

●	Non-compliance with the Indian labor law requirements may invite criminal and civil actions against us in India.

●	Do Mobile is subject to new certification regulations for mobile handsets introduced by the Department of Telecommunications, Government of India.

●	Do Mobile is non-compliant with respect to certain issuances of its share capital and may be subject to regulatory action by the Registrar of Companies and Ministry of Corporate Affairs, which could adversely affect our business operations and profitability.

●	Do Mobile is delayed in complying with reporting guidelines under the provisions of the Foreign Exchange Management (Non-debt Instruments) Rules, 2019 (which replaced erstwhile Foreign Exchange Management (Transfer or issue of security by a person resident outside India) Regulations, 2017) and may be subject to regulatory action by the Reserve Bank of India, which could adversely affect our business and operations.

●	Any foreign direct investment in Do Mobile from an entity of a country, which shares a land border with India or the beneficial owner of an investment into India who is situated in or is a citizen of any such country, shall invest only with governmental approval. Any delay in obtaining such governmental approval could adversely affect business operations and cash flow position of Do Mobile.

Risks Related to Our Ordinary Shares

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	There are no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Future issuance of our ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

●	Shares eligible for future sale may depress our stock price.

●	We may issue preference shares to investor that grant them superior rights than holders of our ordinary shares without obtaining shareholder approval.

●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2022 and 2023, respectively, we had losses from operations of RMB34.5 million and RMB84.0 million (US$12.2 million), and net losses of RMB39.3 million and RMB90.0 million (US$13.1 million). We also had net cash used by operating activities of RMB20.9 million in fiscal year 2022, and cash used in operations of RMB15.1 million (US$2.2 million) in fiscal year 2023. We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

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

At March 31, 2023, we had cash on hand of $10.5 million. Of that amount, approximately $10.4 million was held in banks and other financial institutions in Hong Kong, and $0.1 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately U.S.$63,698 based on the midpoint exchange rate for October 28, 2022 reported by “Historical Exchange Rates” at http://www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong or mainland China financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2022 and 2023, respectively, we had accumulated deficit of RMB88.3 million and RMB175.9 million (US$25.6 million). Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. Our top three customers in fiscal year 2022 accounted for approximately 42.3%, 19.8% and 5.5% of our net revenues in fiscal year 2022. For the year ended March 31, 2023, our top three customers accounted for approximately 22.2%, 12.9% and 12.9% of our net revenues.

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

Our headquarters (Shenzhen) and our factory (Guizhou) are located in China. As this virus is transmitted between humans, the Chinese government has imposed travel restrictions in certain parts of the country and several businesses operating in China have scaled back operations. Although COVID-19 has gradually eased around the world, the lasting effect of the coronavirus outbreak could materially disrupt our business and operations, slow down the overall economy, curtail consumer spending, interrupt our sources of supply, and make it difficult to adequately staff our operations. As a result, our operating results, financial condition and cash flows could be materially adversely impacted.

In China, the government has been implementing a “Zero-Covid” policy since the coronavirus started, which policy entails very strict quarantine or unexpected lockdown measures with little advance notice. Since its implementation, and in particular with respect to the Omicron outbreak, the impact of the “Zero-Covid” policy on the Company’s business, financial condition, and results of operations include, but are not limited to, the following:

Our headquarters (Shenzhen) and our factory (Guizhou), located in China, have suffered strict quarantine measures and lockdown. In particular, from March 2022 to November 2022, our headquarters (Shenzhen) and our factory (Guizhou) have experienced quarantine-related shutdowns for about 15 business days and 10 business days, respectively. Additionally, about one-third of the Company’s employees from each department have experienced quarantine periods ranging from 3 days to 17 days. The key operating activities of the Company’s business, including design, testing and manufacturing, have been heavily disrupted by the unexpected quarantine. Even though the Company has implemented certain procedures to mitigate the negative impact of quarantine, such as remote work options, online meetings, etc., these procedures have also limited employees’ contributions. Accordingly, the Company’s operational efficiency has diminished significantly.

Due to the domestic and global travel restrictions, the Company has been forced to significantly reduce both domestic and international business travel. From March 2022 until January 2023, the Company’s business travel activities dropped approximately 60%, and only one international business trip occurred. Travel restrictions have been negatively impacting the Company’s business expansion activities in Mexico and Japan, since the Company has been struggling to deploy its own team to Mexico to commence its operational expansion and has to maintain a minimum level of business activities there, and to visit or invite Japan client on site.

The coronavirus is impacting several areas of the world, including Asia and the United States. Many factories in China closed during February 2020 at the mandate of the Chinese government and did not reopen until March 2020. This has impacted the manufacturing productivity of our factories as well as those of our suppliers, and therefore the amount of inventory we receive and can ship to customers. The Chinese government stopped enforcing the Zero Covid policy in January 2023, and we have resumed normal operations since March 2023. We are doing everything we can to keep customer production running and to keep things as smooth and stable as possible. However, the coronavirus could negatively impact our sales performance, our vendors and suppliers.

The impact of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

●	The outbreak of Omicron (a variant of Covid) since January 2022 also adversely affected our business. Our headquarters (Shenzhen) and our factory (Guizhou), located in China, have suffered strict quarantine measures and lockdown. In particular, from March 2022 until now, its headquarters (Shenzhen) and its factory (Guizhou) have experienced quarantine-related shutdowns for about 15 business days and 10 business days, respectively. About one-third of the Company’s employees from each department experienced quarantine periods ranging from 3 days to 17 days. Our logistics channels were also negatively impacted by the outbreak of Omicron and the quarantine and travel restrictions due to the strict policy. Total revenue for fiscal year ended March 31, 2023 is approximately US$1.9 million less than previously expected. The Company continued suffering delayed orders of about US$2.2 million until since April 2022, which were restarted in February 2023 and has fully delivered by the Company to the customers by June 2023.

●	On March 24, 2020, the Indian government ordered a 21-day nationwide lockdown, followed by another order on April 14, 2020 and which was extended until May 31, 2020 with numerous relaxations which inter alia permitted opening of businesses and offices with certain restrictions. On May 30, 2020, the Indian government further extended the lockdown in specific areas identified as “containment zones” until June 30, 2020 and permitted the re-opening of the economy in a phased manner in areas outside the containment zones. The Indian Ministry of Home Affairs announced that from July 1, 2020 to July 30, 2020, lockdown measures were only imposed in containment zones. In all other areas, most activities were permitted. From August 1, 2020, night curfews were removed and all inter-and intra-state travel and transportation was permitted. However, the respective state/union territory governments have been empowered to prohibit activities in areas outside containment zones or impose such restrictions as deemed necessary to contain the spread of COVID-19, which has slowed down the rate of resumption of business activities. Due to the lockdown, our operations in India were halted for several weeks. Since May 11, 2020, we resumed our sales operations in various parts of India (except those falling under containment zones). While the Indian government lifted the lockdown throughout India and took requisite steps to bring back the Indian economy on track in early 2021, a second larger outbreak of COVID-19 occurred in India in March 2021. To curb the spread of the virus, various state governments have announced lockdowns and imposed curbs on movement and economic activities of different time periods. The lockdown in Delhi, the capital of India, has been lifted to a large extent. While the governments of each affected state have commenced easing the lockdown restrictions, the same may be extended or made stringent to control the spread of COVID-19. Such restrictions on continued business activities will have a detrimental impact on our business in India.

●	Our logistics channels have been negatively impacted by the outbreak, which may delay our products delivery. As a result, our revenue and account receivables outside of India has been negatively impacted in fiscal year 2021, 2022 and 2023. Some of our orders have been delayed due to nationwide lockdowns in Mainland China, Europe, the United States, South America and Africa. However, to date, none of these orders have been returned or cancelled. We had no delayed orders excluding India before October 2020. However, from October 2020 to April 2021, delayed orders started to increase again due to the worsened situation relating to COVID-19 outside China. Although we had approximately US$1.2 million orders delayed by COVID-19 as of early April 2021, we have managed to complete all of them and we have no additional orders delayed by COVID-19 as of the date of this annual report.

●	Some of our customers have been and could continue to be negatively impacted by the outbreak, which may reduce their orders. Our customers may reduce their future purchases from us if they are not able to complete the manufacture of their products due to the shortage of components from other suppliers. Although to date, none of our customers have terminated contracts with us, our revenue and income has been and may continue to be negatively impacted.

●	The situation may worsen if the COVID-19 outbreak continues. Certain of our customers have requested, and additional customers may request, additional time to pay us or fail to pay us on time, or at all, which may require us to record additional allowances. We are currently working with customers on finalizing payment schedules and have not experienced significant collection issues so far. We will continue to closely monitor our collections.

●	The global stock markets have experienced, and may continue to experience, significant decline from the COVID-19 outbreak. It is possible that the price of our ordinary shares will decline significantly after the date of this report, in which case you may lose your investment.

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

Further, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law on June 10, 2021, which became effective from September 1, 2021. Also, the PRC Personal Information Protection Law was enacted on August 20, 2021, which became effective on November 1, 2021.These two laws, together with the Cybersecurity Law, form the over-arching framework that governs data protection and cybersecurity in China. The Cybersecurity Law has a focus on cybersecurity and the protection of the critical information infrastructure, while the PRC Data Security Law focuses on regulating “important data” and data processing activities that would have an impact on national security. The PRC Personal Information Protection Law focuses on protecting personal information. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulation on Information Security and Censorship.”

Following the promulgation of the above laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information. On October 29, 2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments). On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. On July 7 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which took effect on September 1, 2022. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulation on Information Security and Censorship.”

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

Our future success heavily depends upon the continued services of our senior executives and other key employees. In particular, we rely on the expertise, experience, customer relationships and reputation of Minfei Bao, our founder and a director serving on the Board of Directors. We currently do not maintain key man life insurance for any of the senior members of our management team or other key employees. If one or more of our senior executives or key employees are unable or unwilling to continue in their present positions, it could disrupt our business operations, and we may not be able to replace them easily or at all. In addition, competition for senior executives and key employees in our industry is intense, and we may be unable to retain our senior executives and key employees or attract and retain new senior executive and key employees in the future, in which case our business may be severely disrupted, and our financial condition and results of operations may be materially and adversely affected.

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

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the last date of hearing in this matter was on September 23, 2021. However, the matter could not be taken up on the designated date and has been postponed. The next of date of hearing is yet to be announced. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigation between Do Mobile and its directors, Do Mobile and Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the ongoing litigation before the NCLT by filing a withdrawal application before the NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) filed a withdrawal application before the NCLT on January 21, 2021 requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT has yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated cheque dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this cheque could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 10, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in the appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi - 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

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

In order to avoid operational challenges due to the on-going litigation in the NCLT, effective December 18, 2020, Do Mobile appointed two new directors on its board, Mr. Song and Aayushi Gautam. The board of Do Mobile at that point in time consisted of two directors, Mr. Song and Ms. Gautam. Ms. Grover and Mr. Li both have resigned from their directorship in Do Mobile with effect from December 24, 2020 and March 3, 2021 respectively. Further, one share of Do Mobile which was held by Ms. Grover has been transferred by her to Ms. Aayushi Gautam. Do Mobile has also appointed Mr. Tarun Garg as its Finance Head, effective June 1, 2020. As a result of the constitution of a new board of directors, Do Mobile has been able to overcome its operational challenges. Do Mobile appointed Mr. Tarun Garg as an additional director on its board with effect from August 9, 2022. Thereafter, Ms. Aayushi Gautam resigned from her directorship in Do Mobile with effect from September 10, 2022. At present, the board of Do Mobile consists of two directors, Mr. Song and Mr. Garg.

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian’an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. On December 24, 2021, Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (“Zunyi Intermediate Court”). On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. On December 22, 2022, Honghuagang Court issued the civil judgment (No. (2022) Qian 0302 Min Chu 9108) after retrial, ruling that UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. Utime GZ has appealed to Zunyi Intermediate Court. On April 26, 2023, the Zunyi Intermediate Court issued a civil ruling (No. (2023) Qian 03 Min Zhong No. 671). The Zunyi Intermediate Court rejected the appeal and upheld the original judgment. On May 29, 2023, Guangdong Jian’an, Utime GZ, Jietongda and Utime SZ entered into the Implementation of Settlement Agreement based on the civil judgment (No. (2022) Qian 0302 Minchu 9108), with Utime SZ as the guarantor. According to the Implementation of Settlement Agreement, with regard to the payment of RMB 223,0293.46 and the first instance case acceptance fee of RMB 25,440, starting from June 2023, Utime GZ and Jietongda promise to pay RMB 300,000 Guangdong Jian’an before the end of each month (“Settlement Payment”), and complete the above payment before the end of January 2024. If either Utime SZ and Jietongda fails to make payment in accordance with this agreement, Guangdong Jian’an has the right to resume enforcement of all outstanding payments. As of the date of this annual report, the Settlement Payment has been being paid by Jietongda.

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

Besides, there is a case for sales contract dispute between UTime SZ and Jiangsu Jutai Technology Co., Ltd (“Jiangsu Jutai”). On July 27, 2022, Futian Court issued the civil judgment (No. (2021) Yue 0304 Min Chu 41025), ruling that 1) confirming that the “Procurement Framework Contract” (Contract No. CG20201231001) and “Purchase Order Contract” (Order No. SUTPOORD2020121921045) signed between the plaintiff UTime SZ and the defendant Jiangsu Jutai were terminated on March 12, 2021; 2) The defendant Jiangsu Jutai shall compensate the plaintiff UTime SZ with a loss of RMB 239,547 within ten days from the effective date of the judgment; 3) The defendant Jiangsu Jutai shall pay a guarantee fee of RMB 700 and a lawyer’s fee of RMB 30,000 to the plaintiff UTime SZ within ten days from the effective date of the judgment. On June 28, 2023, UTime SZ and Jiangsu Jutai entered into a Settlement Agreement based on the civil judgment (No. (2021)Yue 0304 Min Chu 41025). According to the Settlement Agreement, Jiangsu Jutai shall pay the full amount of the judgment amount of RMB 243,222.3 (calculated at 90% of the judgment amount, “Settlement Amount”) to UTime SZ in a lump sum before June 30, 2023. Jiangsu Jutai paid the Settlement Amount to UTime SZ on June 30, 2023.

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762), ruling that 1) the defendant Shenzhen Wanhua shall pay the plaintiff UTime SZ USD 76,639.91 within seven days from the effective date of the judgment; 2) the defendant Shenzhen Wanhua shall compensate the plaintiff UTime SZ for the overdue payment loss within seven days from the effective date of the judgment (the calculation method for the overdue payment loss is based on USD 76,639.91 , and from December 14, 2022, it shall be paid according to the same period US dollar loan interest rate standard of Bank of China until the actual settlement date). As of the date of this annual report, Shenzhen Wanhua has not actually performed the judgment, and has not paid any payment and interest to Utime SZ.

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd. (“Jiayikang”) had a sales contract dispute. Jiayikang requests the judgment to 1) order the defendant UTime SZ to repay the outstanding payment to the plaintiff Jiayikang, totaling RMB 2,224,638.78; 2) order to calculate the loss of overdue payment from March 1, 2020 to the date when the principal of the loan has been fully repaid, with RMB 2,224,638.78 as the base number and 50% higher than the standard of one-year loan market quotation rate published by the National Interbank lending market Center authorized by the People’s Bank of China: the current loss of overdue payment is temporarily calculated to be RMB 354,736.94 by December 15, 2022. As of the date of this annual report, the judgment of the first instance of this case has not been issued.

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

We have entered into a number of transactions with related parties, including our significant shareholders and directors. For example, we have entered into several transactions with persons or our founder and a director of us, Minfei Bao, where we borrowed funds from him for additional working capital demand. See “Item 7. Major Shareholders And Related Party Transactions - B. Related Party Transactions - Loans from Mr. Bao”. We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

Historically, we have mortgaged our assets to obtain loans with various banking institutions. We have mortgaged our office owned by UTime SZ and pledged accounts receivables equal to RMB22,500,000 (US$3.5 million) owned by UTime SZ under our credit agreement with CCB, which was terminated in November 2020. Additionally, we have mortgaged our office owned by UTime SZ under our credit agreement with CRBZ. See “Item 5. Operating And Financial Review And Prospects- Liquidity and Capital Resources - Financing Activities.”

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

Minfei Bao, our founder and director, and Min He will continue to have significant influence over us after our initial public offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

As of the date of this annual report, Minfei Bao beneficially owns 4,380,000 of our ordinary shares, or 32.28% of our issued and outstanding ordinary shares, through Grandsky Phoenix Limited, a British Virgin Islands company, of which Mr. Bao controls 100% of the equity interest. As of the date of this annual report, Min He, one of our directors, beneficially owns 137,793 of our ordinary shares, or 1.02% of our issued and outstanding ordinary shares through HMercury Capital Limited, a British Virgin Islands company, of which Mr. He is the controlling shareholder. As long as Mr. Bao owns or controls a significant amount of our outstanding voting power of our ordinary shares, Mr. Bao, or Mr. Bao and Mr. He, if they act together, has or have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

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

We have received an undertaking from the Financial Secretary of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, until the date falling 20 years after October 15, 2018, being the date of such undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on or in respect of the shares, debentures or other obligations of our company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by our company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of our company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See “Item 10.E. Taxation - Cayman Islands Taxation”.

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

UTime WFOE has entered into a series of contractual arrangements with our VIE and its shareholders, respectively, which enable us to (i) determine the most significant economic activities of the VIE, (ii) receive substantially all of the economic benefits of our VIE, and (iii) have an exclusive option to purchase all or part of the equity interests and assets in our VIE when and to the extent permitted by PRC laws. As a result of these contractual arrangements, we have control over and are considered the primary beneficiary of our VIE for accounting purposes and hence consolidate its financial results into our consolidated financial statements under U.S. GAAP. See “Item 4A. - History and Corporate Structure - Contractual Arrangements with the VIE and its Respective Shareholders” for further details.

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

Furthermore, new PRC laws, rules and regulations may be introduced to impose additional requirements that may be applicable to our corporate structure and contractual arrangements. See “Risks Related to Our Corporate Structure-Substantial uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and its Implementation Regulations and how they may impact the viability of our current corporate structure, corporate governance, business operations and financial results.” Occurrence of any of these events could materially and adversely affect our business and financial condition and results of operations.

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

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China -Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” Meanwhile, there is very little precedent and formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE, and our ability to conduct our business may be negatively affected.

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

In light of the various requirements imposed by PRC regulations on loans to, and direct investment in, PRC entities by offshore holding companies, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC Subsidiary or our VIE or future capital contributions by us to our PRC Subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from our future offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

If the chops of our PRC subsidiary and the VIE are not kept safely, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised.

In China, a company chop or seal serves as the legal representation of the company towards third parties even when unaccompanied by a signature. Each legally registered company in China is required to maintain a company chop, which must be registered with the local Public Security Bureau. In addition to this mandatory company chop, companies may have several other chops which can be used for specific purposes. The chops of our PRC subsidiary, the VIE and its subsidiaries generally held securely by personnel designated or approved by us in accordance with our internal control procedures. To the extent those chops are not kept safe, are stolen or are used by unauthorized persons or for unauthorized purposes, the corporate governance of these entities could be severely and adversely compromised and those corporate entities may be bound to abide by the terms of any documents so chopped, even if they were chopped by an individual who lacked the requisite power and authority to do so.

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

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we could exercise our purchase option under the exclusive call option agreements with these shareholders to request them to transfer all of their equity interests in the VIE to a PRC entity or individual designated by us, to the extent permitted by PRC law. For Mr. Bao, who is our director and also a major shareholder of the VIE, we rely on him to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIE have executed powers of attorney to appoint our WFOE to vote on their behalf and exercise voting rights as shareholders of the VIE. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIE, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On December 27, 2021, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of Negative List (Edition 2021), which became effective on January 1, 2022. See “Regulations - Regulations relating to Foreign Investment - The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” promulgated or amended in the future, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may be required to obtain permission or approval or other compliance procedures from Chinese authorities to operate and issue ordinary shares to foreign investors in our offering and/or listing on the NASDAQ Capital Market, and if required, if we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our ordinary shares may substantially decline in value and become worthless.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

The General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severe and Lawful Crackdown on Illegal Securities Activities, which was available to the public on July 6, 2021. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies. These opinions proposed to take effective measures, such as promoting the construction of relevant regulatory systems, to deal with the risks and incidents facing China-based overseas-listed companies and the demand for cybersecurity and data privacy protection. The aforementioned policies and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As of the date of this annual report, we have not received or denied any permission from the PRC authorities regarding our listing on the Nasdaq Capital Market. As these opinions were recently issued, official guidance and interpretation of the opinions remain unclear in several respects at this time. Therefore, we cannot assure you that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all. We face uncertainty about future actions by the PRC government that could significantly affect the operating company’s financial performance and the enforceability of the VIE Agreements.

In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

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

In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or SAT Public Notice No.60, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In October 2019, the State Administration of Taxation (SAT) issued the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits (SAT Public Notice No.35), which took effect on January 1, 2020, while SAT Public Notice No.60 will be abolished at the same time. SAT Public Notice No.35 stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2023 and 2022, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC Subsidiary for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Subsidiary to UTime HK, our Hong Kong subsidiary.

Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

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

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” rule changes by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could negatively affect our securities.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply a minimum offering size requirement for companies primarily operating in a “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or the board of directors for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor. On October 4, 2021, the SEC approved Nasdaq’s revised proposal for the rule changes.

On May 20, 2020, the U.S. Senate passed the HFCA Act, requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange or in the over-the-counter trading market in the United States. On December 2, 2020, the U.S. House of Representatives approved the HFCA Act. On December 18, 2020, the HFCA Act was signed into law.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets, or the “PWG,” to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms.

On August 6, 2020, the PWG released a report recommending that the SEC take steps to implement the five recommendations outlined in the report. In particular, to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfill its statutory mandate, or “NCJs”, the PWG recommends enhanced listing standards on U.S. stock exchanges. This would require, as a condition to initial and continued exchange listing, PCAOB access to work papers of the principal audit firm for the audit of the listed company. Companies unable to satisfy this standard as a result of governmental restrictions on access to audit work papers and practices in NCJs may satisfy this standard by providing a co-audit from an audit firm with comparable resources and experience where the PCAOB determines it has sufficient access to audit work papers and practices to conduct an appropriate inspection of the co-audit firm. The report permits the new listing standards to provide for a transition period until January 1, 2022 for listed companies, but would apply immediately to new listings once the necessary rulemakings and/or standard-setting are effective.

On August 10, 2020, the SEC announced that SEC Chairman had directed the SEC staff to prepare proposals in response to the PWG Report, and that the SEC was soliciting public comments and information with respect to these proposals. If we are listed on Nasdaq and fail to meet the new listing standards before the deadline specified thereunder due to factors beyond our control, we could face possible de-listing from the Nasdaq Capital Market, deregistration from the SEC, and/or other risks, which may materially and adversely affect, or effectively terminate, the trading of our Ordinary Shares in the United States.

The HFCA Act requires certain issuers of securities to establish that they are not owned or controlled by a foreign government. Specifically, an issuer must make this certification if the PCAOB is unable to audit specified reports because the issuer has retained a foreign public accounting firm not subject to inspection by the PCAOB. Furthermore, if the PCAOB is unable to inspect the issuer’s public accounting firm for three consecutive years, the issuer’s securities are banned from trade on a national exchange or in the over-the-counter trading market in the United States or through other methods.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the HFCA Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating HFCA Act, which, if passed by the U.S. House of Representatives and signed into law, would decrease the number of non-inspection years for foreign companies to comply with PCAOB audits from three to two, thus reducing the time period before their securities may be prohibited from trading or delisted.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether the PCAOB is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC issued amendments to finalize rules implementing the submission and disclosure requirements in the HFCA Act, which became effective on January 10, 2022. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate completely because of a position taken by an authority in foreign jurisdictions.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by mainland China and Hong Kong authorities in those jurisdictions. The PCAOB has made such designations as mandated under the HFCA Act. Pursuant to each annual determination by the PCAOB, the SEC will, on an annual basis, identify issuers that have used non-inspected audit firms and thus are at risk of such suspensions in the future. As of the date of this annual report, our auditor is not subject to the determinations announced by the PCAOB on December 16, 2021. On August 26, 2022, the PCAOB signed the Statement of Protocol (SOP) Agreements with the China Securities Regulatory Commission (CSRC) and China’s Ministry of Finance. The SOP, together with two protocol agreements governing inspections and investigations (together, the “SOP Agreements”), establish a specific, accountable framework to make possible complete inspections and investigations by the PCAOB of audit firms based in mainland China and Hong Kong, as required under U.S. law. On December 15, 2022, the PCAOB Board determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB Board will consider the need to issue a new determination.

On December 23, 2022, the Accelerating HFCA Act was signed into law, which amended the HFCA Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three. On December 29, 2022, the Consolidated Appropriations Act was signed into law by President Biden. The Consolidated Appropriations Act contained, among other things, an identical provision to Accelerating HFCA Act, which reduces the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two.

The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection in the future.

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange (including a national securities exchange or over-the-counter stock market). In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

Furthermore, new laws and regulations or changes in laws and regulations in both the United States and China could affect our ability to list our securities on the Nasdaq Capital Market, which could materially impair the market for and the market price of our securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in this report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers and directors, including Mr. Minfei Bao, Mr, Yihuang Chen, Mr. Honggang Cao, Ms. Na Cai, Mr. Hengcong Qiu, Mr. Shibin Yu, Mr. Xiaoqian Jia, and Mr. Hailin Xie, are PRC nationals and reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

See also “Risks Related to our Corporate Structure - Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited” for risks associated with investing in us as a Cayman Islands company.

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

Our PRC legal counsel, B&D Law Firm, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) from the view of the internal logical relations of the Article 177, it seems that the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Company, or SAFE Circular 7. Under SAFE Circular 7 and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of such overseas publicly listed company or another qualified institution selected by such PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. Such participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of share-based awards, the purchase and sale of corresponding shares or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. We and our PRC employees who have been granted share-based awards are subject to SAFE Circular 7 and other relevant rules and regulations these regulations.Failure of our PRC share-based award holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiary, limit our PRC subsidiary’s ability to distribute dividends to us, adopt additional incentive plans for our directors or employees under PRC law or otherwise materially adversely affect our business. As of the date of this annual report, we are preparing for such SAFE registrations for PRC share-based award holders.

In addition, the State Administration of Taxation, or the SAT, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

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

We believe that none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. See “Regulation - Regulations on Tax - PRC Enterprise Income Tax”. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to the enterprise income tax on our global income at the rate of 25% and we will be required to comply with PRC enterprise income tax reporting obligations. In addition, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, and non-resident enterprise shareholders may be subject to PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Furthermore, if we are deemed a PRC resident enterprise, dividends payable to our non-PRC individual shareholders and any gain realized on the transfer of ordinary shares by such shareholders may be subject to PRC tax at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ordinary shares.

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

Our PRC legal counsel has advised us based on their understanding of the current PRC laws, rules and regulations that the CSRC’s approval is not required for the listing and trading of our ordinary shares on NASDAQ in the context of our initial public offering, given that: (i) our PRC Subsidiary was incorporated as wholly foreign-owned enterprises by means of direct investment rather than by merger or acquisition of equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners; and (ii) no provision in the M&A Rules clearly classifies contractual arrangements as a type of transaction subject to the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. The interpretation and application of the regulations remain unclear, and our future overseas offerings may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for any of our future overseas offerings, or a rescission of such approval if obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. The Trial Measures provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities  We do not believe that we are required to obtain the approval from or complete the filing with the CSRC because we became a public company before the Trial Measures went into effect. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect our listing on the Nasdaq Capital Market.

In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

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

In October 2010, the SCNPC promulgated the Law on Social Insurance of the PRC, effective on July 1, 2011. On April 3, 1999, the State Council promulgated the Regulations on the Administration of Housing Provident Fund, which was amended on March 24, 2002. Companies registered and operating in China are required under the Law on Social Insurance of the PRC and the Regulations on the Administration of Housing Provident Fund to apply for social insurance registration and housing fund deposit registration within 30 days of their establishment and to pay for their employees different social insurance including pension insurance, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to the extent required by law. We could be subject to orders by the competent labor authorities for rectification and failure to comply with the orders which may further subject us to administrative fines. See “Regulations - Regulations on Labor Protection”.

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

We have taken and intend to continue to take advantage of certain of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1 billion in non-convertible debt during the prior three-year period.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation - Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company”.

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

Ownership and Organization Chart

Minfei Bao
HMercury Capital Limited (BVI)
Grandsky Phoenix Limited (BVI)
1.02%
32.38%
UTime Limited (Cayman Island)
Bridgetime Limited (BVI)
100%
99.99%
UTime International Limited (Hong Kong)
Do Mobile India Private Ltd. (India)
100%
Shenzhen United Time Technology Consulting Co., Ltd. (China)
Contractual Agreements
96.95%
Minfei Bao
United Time Technology Co., Ltd. (China)
Min He
3.05%
100%
100%
Guizhou United Time Technology Co., Ltd (China)
UTime Technology (HK) Co., Ltd (Hong Kong)
51.00%
99.99%
100%
Gesoper S De R.L. De C.V. (Mexico)
UTime India Private Limited (India)
Guangxi UTime Technology Co., Ltd. (China)
85.00%
Firts Communications And Technologies De Mexico S.A. De C.V. (Mexico)
Listing Entities
Operating Entities
Contractual Agreements

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

Reinforce our Focus in Established Markets

We have developed a partnership with Quality One Wireless LLC, our client in the United States, through ODM orders since 2015, and those orders contributed a significant portion, over 10%, of our entire revenue stream from 2017 to 2019. In fiscal year 2023, orders from Quality One Wireless LLC contributed 1.3% of total revenue. We also develop other clients like Swagetk Inc., which has become the largest client in the United States, representing 4.7% and 7.7% of the total revenue in fiscal year 2022 and 2023. To align our corporate strategy with the global trend of consumer electronics, especially mobile phones, we believe that expanding our business in established markets, like the United States and European countries, is vital to our future. Compared to emerging markets, established markets are well developed in terms of telecommunication infrastructure and more saturated.

In fiscal year 2022, We entered the Japan market through an ODM order and we are developing our first tablet product for our Japanese client. Tablets have a relatively higher margin compared to some of our other products ranging from 25% to 30% due to our client’s demand. We launched the tablet and deliver the order to our Japanese client in September 2022. Japanese customer like Ohyama Co. Ltd., contributed 8.0% of our entire revenue for the fiscal year 2023 and we are expecting more orders and higher portion of the entire revenue from Japanese market.

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

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021		2022		2023
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	144,032	58.4	111,066	40.3	106,279	15,466	53.0
Smart phone	56,885	23.0	154,143	56.0	73,819	10,742	36.8
Face mask	44,747	18.1	-	-	-	-	-
Others	1,235	0.5	10,299	3.7	20,449	2,976	10.2
Total	246,899	100.0	275,508	100.0	200,547	29,184	100.0

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

Customers

The majority of our selling items are the feature phones and the smartphones as mentioned above. Our sales depend heavily on our major clients, TCL Communication Limited , Vida Resources Pte Ltd. and Soluciones Profesionales Empresariales En Revolucion Sa. De. CV , representing 22.2%, 12.9% and 12.9% of the total revenue for fiscal year 2023, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our top three customers for the fiscal year 2023:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	22.2%
Africa	Vida Resources Pte Ltd.	ODM	12.9%
Mexico	Soluciones Profesionales Empresariales En Revolucion Sa. De. CV	ODM	12.9%

The following is a list of our top three customers for the fiscal year 2022:

Country/Area	Customer	Brand	Percentage of total revenue
South America	Philco Eletronicos S/A	ODM	42.3%
Asia	TCL Communication Limited	ODM	19.8%
United States	PCD International	ODM	5.5%

The following is a list of our top three customers for the fiscal year 2021:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	41.3%
United States	Swagtek Inc.	ODM	6.8%
Asia	Shanghai Sunvov Communications Technology Co., Ltd.	ODM	6.3%

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

India

We decided to close our Indian subsidiary due to our strategic shift, our Indian operations were maintained at a limited level since fiscal year 2022. Our Indian subsidiary is under the process of cancellation.

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

Japan

We started to develop Japanese market through ODM orders of tablet and intended to expand this market. Our tablet products are fully tailored and designed according to client’s demand. A team of five specialists were formed including one project manager, two product specialists and two marketing specialists. Differed from our cellphone products, tablet products adopted a special strategy that focusing on unique design and tailorship to meeting various demand from both customer end and business end and we expected much high margin from our tablet products. Japanese market will be our strategic focus and we intend to develop more clients and more tailored products.

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

As of the date of this annual report, we had obtained 41 patents and 44 registered software copyrights, registered 43 trademarks inside and outside of China, and submitted 6 additional trademark applications.

Patents. We had 41 registered patents in China, which cover technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ owning 33 and UTime GZ owning 8. Among them, 19 registered patents were granted as utility model patents, 19 registered patents were granted as design patents and 3 registered patents were granted as invention patents. We also have 1 pending patent in China.

Software copyrights. We maintain a portfolio of copyright-protected software. We had 44 registered software copyrights in China.

Trademarks. We had 23 registered trademarks in China and 20 registered trademarks outside of China in Africa, Asia, America and Europe. We also have 6 pending trademark applications outside of China in the Philippines, Kenya and other jurisdictions.

Domain names. We had 3 registered domain names in China and 3 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this annual report, we had 262 full-time employees and no part-time employees. Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
Administration and Human Resources	18	6.9%
Finance and Accounting	13	5.0%
Production	121	46.2%
Procurement	6	2.3%
Sales and Marketing	14	5.3%
Customer Services	5	1.9%
Research and Development	23	8.8%
Quality Control	38	14.5%
Project and Scheduling	24	9.1%
Total	262	100%

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On December 27, 2021, MOFCOM and NDRC jointly issued the latest version of Negative List (Edition 2021). See “Regulations - Regulations relating to Foreign Investment - The Guidance Catalogue of Industries for Foreign Investment”.

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

Registrations on Import and Export of Goods

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

On November 19, 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which was most recently amended in May 14, 2015, substantially amends and simplifies the current foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts (e.g., pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts), the reinvestment of lawful incomes derived by foreign investors in China (e.g. profit, proceeds of equity transfer, capital reduction, liquidation and early repatriation of investment), and purchase and remittance of foreign exchange as a result of capital reduction, liquidation, early repatriation or share transfer in a foreign-invested enterprise no longer require SAFE approval, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible before. In addition, SAFE promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches.

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

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the “Opinions on Severely Cracking Down on Illegal Securities Activities According to Law,” or the Opinions. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. The Opinions and any related implementing rules to be enacted may subject us to compliance requirement in the future. Given the current regulatory environment in the PRC, we are still subject to the uncertainty of different interpretation and enforcement of the rules and regulations in the PRC adverse to us, which may take place quickly with little advance notice.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. The Trial Measures provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines.

On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarified that (1) domestic companies that have submitted valid applications for their indirect overseas offering and listing prior to the effective date of the Trial Measures, March 31, 2023, but have not yet obtained approval from overseas regulatory authorities or stock exchanges, are allowed to reasonably arrange the timing for submitting their filing applications with the CSRC, and must complete the filing before the completion of their overseas offering and listing; (2) domestic companies that have obtained approval from overseas regulatory authorities or stock exchanges for their indirect overseas offering and listing prior to the effective date of the Trial Measures but have not yet completed their indirect overseas listing, are granted a six-month transition period from March 31, 2023. If these domestic companies fail to complete their indirect overseas offering and listing within such six-month transition period, they will be required to make filings with the CSRC pursuant to the Trial Measures; and (3) the CSRC will solicit opinions from relevant regulatory authorities and complete the filing of the overseas listing of companies seeking listing with contractual arrangements if they duly meet the compliance requirements, and support the development and growth of these companies by enabling them to utilize two markets and two kinds of resources.

In addition, on February 24, 2023, the CSRC, together with Ministry of Finance of the PRC, National Administration of State Secrets Protection and National Archives Administration of China, revised the Provisions on Strengthening Confidentiality and Archives Administration for Overseas Securities Offering and Listing which was issued by the CSRC, National Administration of State Secrets Protection and National Archives Administration of China in 2009, or the Provisions. The revised Provisions is issued under the title the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies, and came into effect on March 31, 2023 together with the Trial Measures. One of the major revisions to the revised Provisions is expanding its application to cover indirect overseas offering and listing, as is consistent with the Trial Measures. The revised Provisions require that, including but not limited to (a) a domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals or entities including securities companies, securities service providers and overseas regulators, any documents and materials that contain state secrets or working secrets of government agencies, shall first obtain approval from competent authorities according to law, and file with the secrecy administrative department at the same level; and (b) domestic company that plans to, either directly or indirectly through its overseas listed entity, publicly disclose or provide to relevant individuals and entities including securities companies, securities service providers and overseas regulators, any other documents and materials that, if leaked, will be detrimental to national security or public interest, shall strictly fulfill relevant procedures stipulated by applicable national regulations. Where a PRC domestic company, after completing the relevant procedures, provides to securities companies, securities service providers or other entities with any documents and materials that contain state secrets or working secrets of government agencies, or any other documents and materials that would be detrimental to national security or public interest if leaked, a non-disclosure agreement must be signed between the provider and receiver of such information according to the relevant PRC laws and regulations, which must specify, among others, the obligations and liabilities on confidentiality held by such securities companies and securities service providers. Specifically, when a PRC domestic company provides accounting archives or copies of accounting archives to any entities including securities companies, securities service providers or overseas regulators and individuals, it must complete the due procedures in compliance with applicable national regulations.

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

Filing Requirements: Any transfer of shares of Indian entity from a person resident outside India to a person resident in India or vice-versa will also require the filing of form FC-TRS (Foreign Currency - Transfer of Shares) with the RBI within 60 days of transfer of equity instruments or receipt/remittance of funds, whichever is earlier.

In the case of buy-back of shares pursuant to a scheme of merger /de-merger/ amalgamation of Indian companies approved by National Company Law Tribunal, the filing of form FC-TRS is mandatory by Indian companies.

Reporting under Single Master Form

RBI has issued guidelines on ‘Foreign Investment in India - Reporting in Single Master Form’ vide A.P (DIR Series) Circular No. 30 dated June 07, 2018 to integrate the extant reporting structures of various types of foreign investment in India in a Single Master Form (“SMF”), which is required to be filed online. With effect from September 1, 2018, the reporting requirements for foreign investment in India, irrespective of the instrument through which foreign investment is made, has been integrated into a SMF. SMF subsumes filing of form FC-GPR, FC-TRS, Form ESOP, Form DRR, Form DI and other forms into one single form.

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

Reporting of Overseas Investment

An Indian company undertaking FC should approach an authorized dealer category - I bank (“AD Bank”) with an application in Form ODI (Master Document on Reporting) and prescribed enclosures / documents in Form ODI for effecting FC, such as, certified copy of the board resolution, statutory auditors certificate and valuation report, along with Form A2. Additionally, all transactions relating to a JV / WOS should be routed through one branch of an AD Bank to be designated by the Indian Party.

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

The Indian Trade Classification - Harmonized System (ITC-HS) allows for the free import of most goods without a special import license. Majority of import items fall within the scope of India’s EXIM Policy regulation of Open General License (OGL) which means that they are deemed to be freely importable without restrictions and without a license, except to the extent that they are regulated by the provisions of the EXIM Policy or any other law. Imports of items not covered by OGL are regulated.

4C. Organizational Structure

The following chart reflects our organizational structure as of the date of this annual report. For descriptions of our subsidiaries and variable interest entity, please see “4A. History and Development of the Company.”

4D. Property, Plants and Equipment

Under PRC law, land is owned by the state. “Land use rights” are granted to an individual or entity after payment of a land use right fee is made to the applicable state or rural collective economic organization. Land use rights allow the holder the right to use the land for a specified long-term period. We do not currently own any real estate or land use rights. For descriptions of our leased properties, please see “Item 4B. Business Overview - Facilities.”

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

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone, face mask and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the fiscal years ended March 31, 2021, 2022 and 2023.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2021		2022		2023
Category	Amount		Amount		Amount
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
OEM/ODM	195,995	79.4	273,979	99.4	200,450	29,170	100
In-house brand	6,157	2.5	1,529	0.6	97	14	—
Face mask	44,747	18.1	—	—	—	—	—
Total	246,899	100	275,508	100	200,547	29,184	100

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2021		2022		2023
Category	Amount		Amount		Amount
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Feature phone	144,032	58.4	111,066	40.3	106,279	15,466	53
Smart phone	56,885	23.0	154,143	56	73,819	10,742	36.8
Face mask	44,747	18.1	—	—	—	—	—
Others	1,235	0.5	10,299	3.7	20,449	2,976	10.2
Total	246,899	100	275,508	100	200,547	29,184	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2021		2022		2023
Category	Amount		Amount		Amount
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
PRC	112,400	45.5	70,314	25.5	82,481	12,003	41.1
Hong Kong	30,030	12.2	18,949	6.9	14,228	2,071	7.1
India	6,157	2.5	1,529	0.6	97	14	0
Africa	19,536	7.9	25,905	9.4	39,515	5,750	19.7
The United States	17,277	7.0	28,154	10.2	18,158	2,642	9.1
Mexico	—	—	12,372	4.5	29,085	4,233	14.5
South America	45,743	18.5	118,285	42.9	951	137	0.5
Japan	—	—	—	—	16,032	2,333	8
Others	15,756	6.4	—	—	16,032	2,333	8
Total	246,899	100	275,508	100	200,547	29,183	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss for the fiscal years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	246,899	275,508	200,547	29,184
Costs of sales	228,732	261,723	170,482	24,809
Gross profit	18,167	13,785	30,065	4,375
Operating expenses	32,697	48,286	114,109	16,606
Interest expenses	2,461	4,875	6,149	895
Loss before income taxes	(16,991)	(39,376)	(90,193)	(13,126)
Income tax benefits	(364)	(46)	(171)	(25)
Net loss	(16,627)	(39,330)	(90,022)	(13,101)

●	We incurred net loss of RMB16.6 million and net loss of RMB39.3 million for the fiscal years ended March 31, 2021 and 2022, respectively. The 137% increase was mainly due to the decrease of gross profit, increase of operating expenses and increase of interest expenses. For the fiscal years ended March 31, 2022 and 2023, we incurred net loss of RMB39.3 million and RMB90.0 million (US$13.1 million). The 128.9% increase was mainly due to the increase of operating expenses, partially offset by the increase of gross profit and decrease of interest expenses

●	OEM/ODM revenue increased from RMB196.0 million for the year ended March 31, 2021 to RMB274.0 million (US$43.2 million) for the year ended March 31, 2022, representing a 40% increase, which was mainly due to the increase in smart phone and feature phone sales to customers in South America, Africa and Mexico, partially offset by the decrease in OEM/ODM sales in China. OEM/ODM revenue decreased from RMB274.0 million for the year ended March 31, 2022 to RMB200.5 million (US$29.2 million) for the year ended March 31, 2023, representing a 27% decrease, which was mainly due to the decrease in smart phone and feature phone sales to customers in South America and the United states, partially offset by the increase in OEM/ODM sales in Mexico, Japan, Africa and China.

●	In-house brand products generated RMB6.2 million and RMB1.5 million (US$0.2 million) for the fiscal years ended March, 2021 and 2022, respectively, representing a 75% decrease, which was primarily due to restrictions of business activities in India. In-house brand products generated RMB1.5 million and RMB0.1 million (US$0.01 million) for the fiscal years ended March, 2022 and 2023, respectively, representing a 94% decrease. Due to an overall change of business environment in India since July 2021, we have decided to make a strategic shift and switch focus from India to Mexico. We acquired two local companies in Mexico during fiscal year 2022 and plan to further develop business with local telecom carriers in Mexico. Meanwhile, our business in India has been maintained at a limited level to fulfill existing orders.

●	Due to an overall change of business environment in India since July 2021, we have decided to make a strategic shift and switch focus from India to Mexico. We acquired two local companies in Mexico during fiscal year 2022 and plan to further develop business with local telecom carriers in Mexico. Meanwhile, our business in India has been maintained at a limited level to fulfill existing orders. Our Indian subsidiary maintained at the minimal level during fiscal year 2022 and is under the process of cancellation.

●	We established sales channels in South America, Mexico and Africa in 2022. We had a rapid growth in OEM/ODM revenue, especially in sales of smart phone products, in these areas, such that aggregate sales in South America, Mexico and Africa contributed 26.4% and 56.8% of total revenue for the fiscal year ended March 31, 2021 and 2022, respectively. We had a rapid growth in OEM/ODM revenue, especially in sales of feature phone and tablets, in these areas, such that aggregate sales in Mexico Japan, and Africa contributed 13.9% and 42.2% of total revenue for the fiscal year ended March 31, 2022 and 2023, respectively.

●	Operating expenses consist of selling expenses, general and administrative expenses, research and development (“R&D”) expenses and other (income) expense. The increase in operating expense for the fiscal year ended March 31, 2022 (compared to year ended March 31, 2021) was mainly due to the increase in general and administrative expenses, increase in R&D expenses and increase in selling expenses. The increase in operating expense for the fiscal year ended March 31, 2023 (compared to year ended March 31, 2022) was mainly due to the increase in general and administrative expenses, increase in R&D expenses and increase in selling expenses.

●	Exchange rate between RMB and US Dollar considerably affected our financial results as more than 50% of our products were sold to customers outside of mainland China, and the exchange rate between the Indian Rupee and US Dollar considerably affected our financial results as our subsidiaries, Do Mobile, operated in India. We incurred RMB3.7 million, RMB2.3 million and RMB3.2 million of exchange loss for fiscal years ended March 31, 2021, 2022 and 2023, respectively, mainly due to fluctuations of exchange rates of RMB against US Dollar.

●	We provided impairment reserve of RMB 7.6 million, RMB0.3 million and RMB0.4 million (US$0.05 million) on obsolete inventory for the fiscal years ended March 31, 2021,2022 and 2023. We also reversed allowances of RMB0.8 million and provided allowance of RMB3.5 million and RMB nil on doubtful receivables for the fiscal years ended March 31, 2021, 2022 and 2023, respectively.

●	We developed Japanese market through ODM orders during the fiscal year 2023, and we intended to further develop this market as our strategic focus. We provided tailored tablet products to our client and will offer more types of tablet products for both customer end and business end. Revenue from Japanese client represents approximately 8% of our total revenue and the portion is expected to be higher in the future.

Comparison of the fiscal years ended March 31, 2023 and 2022

Revenue

Revenue for the year ended March 31, 2023 was RMB200.5 million (US$29.2 million), a decrease of RMB75.0 million, or 27.2%, from RMB275.5 million for the year ended March 31, 2022. The decrease was attributable to the decrease in OEM/ODM sales of RMB73.5 million and the decrease of in-house brand sales of RMB1.5 million.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2023 was RMB170.5 million (US$24.8 million), a decrease of RMB91.2 million, or 34.9%, from RMB261.7 million for the year ended March 31, 2022. The decrease was mainly due to the decrease of revenue and change of product mix.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We provided impairment reserve on obsolete inventory of RMB0.3 million and wrote off RMB0.4 million (US$0.06 million), which are recorded in cost of sales for the years ended March 31, 2022 and 2023.

Gross profit

Gross profit for the year ended March 31, 2023 was RMB30.1 million (US$4.4 million), representing an increase of RMB16.3 million, or 118.1%, from the gross profit of RMB13.8 million for the year ended March 31, 2022 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2023 was 15.0%, or 10.0% higher, as compared to gross profit margin of 5.0% for the fiscal year ended March 31, 2022. The increase was mainly due to increase of sales of higher-end feature phones, tablets and technical services provided to customers, which had contributed to higher margin in the year ended March 31, 2023.

Operating expenses

	Year ended March 31,
	2022		2023
	RMB	US$	RMB	US$
	(in thousands)
Selling expenses	5,459	860	7,391	1,076
General and administrative expenses(1)	25,429	4,006	94,432	13,742
R&D related expenses(1)	14,070	2,216	15,980	2,326
Other (income) expenses, net	3,328	524	(3,694)	(538)
Total	48,286	7,606	114,109	16,606

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses increased by RMB65.8 million, or 136.3%, from RMB48.3 million for the year ended March 31, 2022 to RMB114.1 million (US$16.6 million) for year ended March 31, 2023. The net increase in our operating expenses was attributed to (i) increase in general and administrative expenses by RMB69.0 million (ii) increase in R&D expenses by RMB1.9 million (iii) increase in selling expenses by RMB1.9 million and (iv) net decrease of other income by RMB7.0 million for the year ended March 31, 2023.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase expenses on moulds and consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The increase was mainly due to (i) issuance of 5,300,000 shares of common stock valued at $9,301,500 to participants and (ii) increase in manpower costs in new subsidiaries in Mexico and Guangxi, China.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in R&D expenses incurred in the new subsidiary in Guangxi, China. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses, net for the year ended March 31, 2023 was net income of RMB3.7 million (US$0.5 million), as compared to net expense of RMB3.3 million for the year ended March 31, 2022. The increase of income was mainly attributed to the exchange gain due to appreciation of U.S. Dollar against RMB and changes in doubtful account provision, partially offset by decrease in government subsidy.

Income tax benefits

Income tax deferred benefit is RMB0.05 million and RMB0.1 million for the years ended March 31, 2022 and 2023, respectively.

Net loss

As a result of the above, net loss was RMB90.0 million (US$13.1 million) for the year ended March 31, 2023 compared to net loss of RMB39.3 million for the year ended March 31, 2022.

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

Income tax benefits

Income tax benefits is RMB0.3 million and RMB0.05 million for the year ended March 31, 2021 and 2022, respectively.

Net loss

As a result of the above, net loss was RMB39.3 million (US$6.2 million) for the year ended March 31, 2022 compared to net loss of RMB16.6 million for the year ended March 31, 2021.

5B. Liquidity and Capital Resources

As of March 31, 2023, we had current assets of RMB237.0 million (US$34.5 million) and current liabilities of RMB245.7 million (US$35.8 million), resulting in a working capital deficit of approximately RMB8.7 million (US$1.3 million). As of March 31, 2022, we had current assets of RMB192.9 million and current liabilities of RMB163.1 million, resulting in a working capital of approximately RMB29.8 million.

We had accumulated deficit of RMB88,277 and RMB175,893 (US$25.6 million) as of March 31, 2022 and 2023, respectively. For the fiscal year ended March 31, 2023, we incurred a net loss of RMB85.5 million (US$12.4 million). Our net cash outflow was RMB15.1 million (US$2.2 million) from operations for the fiscal year ended March 31, 2023, an increase of cash outflow of RMB5.8 million compared to the net cash outflow of RMB20.9 million for the fiscal year ended March 31, 2022 as a result of strengthen control on turnover of inventory. We continue to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements.

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(2,521)	(20,865)	(15,138)	(2,203)
Net cash used in investing activity	(2,201)	(5,830)	(2,900)	(422)
Net cash provided by financing activities	14,000	86,888	18,295	2,662
Effect of exchange rate changes on cash and cash equivalents	(855)	(2,478)	4,985	725
Net increase in cash and cash equivalents and restricted cash	8,423	57,715	5,242	762

We had cash, cash equivalent and restricted cash of approximate RMB9.5 million, RMB67.2 million and RMB72.4 million (US$10.6 million) as of March 31, 2021 and 2022 and March 31, 2023, respectively.

Operating activities

Net cash used in operating activities was RMB15.1 million (US$2.2 million) for the year ended March 31, 2023. The balance represented an increase of cash flow of RMB5.8 million (US$1.1 million), or 27.5%, from RMB20.9 million used in the year ended March 31, 2022. Net loss for the year ended March 31, 2023 was RMB90.0 million (US$13.1 million), representing a decrease of RMB50.7 million, or 128.9%, from a net loss of RMB39.3 million for the year ended March 31, 2022. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2023. Major changes are i) increase of accounts receivable in the amount of RMB27.6 million (US$4.0 million, a decrease to cash) resulted from a decline in sales, ii) increase of accounts payable in the amount of RMB19.6 million (US$2.9 million, an increase to cash), iii) decrease of RMB20.6 million (US$3.0 million, an increase to cash) in the ending inventory balance as of March 31, 2023, iv) increase of RMB25.9 million (US$3.8 million) in prepayment and other current assets (a decrease to net cash) v) increase of RMB8.9 million (US$1.3 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB0.9 million (US$0.1 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2023. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB5.8 million (US$0.8 million), written-off provision for obsolete inventory of RMB0.4 million (US$0.1 million), and issuance of common stock as incentive of RMB63.7 million (US$9.3 million).

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

Net cash used in investing activities for fiscal year ended March 31, 2023 was RMB2.9 million (US$0.4 million) as compared to net cash used in investing activities of RMB5.8 million for the fiscal year ended March 31, 2024. Cash used in the year ended March 31, 2022 were for payments of property and equipment of RMB2.6 million (US$0.4 million).

Net cash used in investing activities for fiscal year ended March 31, 2022 was RMB5.8 million (US$0.9 million) as compared to net cash used in investing activities of RMB2.2 million for the fiscal year ended March 31, 2021. Cash used in the year ended March 31, 2022 were for payments of property and equipment of RMB5.9 million (US$0.9 million).

Financing activities

Net cash provided by financing activities for year ended March 31, 2023 was RMB18.3 million (US$2.7 million) as compared to RMB86.9 million for the year ended March 31, 2022. The cash inflow was mainly attributable to proceeds from short-term borrowings.

Net cash provided by financing activities for year ended March 31, 2022 was RMB86.9 million as compared to RMB14.0 million for the year ended March 31, 2021. The cash inflow was mainly attributable to proceeds from issuance of ordinary shares through IPO, capital contributions and short-term and long-term borrowings.

On November 13, 2020, UTime SZ entered into a credit agreement with China Resources Bank of Zhuhai Co., Ltd., according to which China Resources Bank of Zhuhai Co., Ltd. agreed to provide UTime SZ with a credit facility of up to RMB22 million with a two-year term from November 13, 2020 to November 13, 2022. On November 18, 2020, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd. to borrow RMB22 million as working capital for one year at an annual effective interest rate of 5.5%. The Company repaid the loan on November 18, 2021 and borrowed RMB22 million as working capital for one year at an annual effective interest rate of 5.5% on November 22, 2021. The Company repaid the loan on November 21, 2022. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse.

In November 2020, UTime SZ and TCL Factoring executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Huizhou. This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2022 and 2023, UTime SZ obtained loans under the factoring agreement at the total amount of RMB4.98 million and RMB7.8 million, respectively.

In July 2021, UTime SZ entered into a credit agreement with Bank of Communications to borrow RMB10 million for an unfixed term. On July 19, 2021, UTime SZ obtained a loan under this working capital loan agreement at the amount of RMB3 million which is due on July 6, 2022. The loan was guaranteed by Mr. Bao and his spouse. The loan bears a fixed interest rate of 4.6% per annum and will be due on July 6, 2022. The loan was fully repaid in July 2022.

In August 2021, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from July 28, 2021 to July 28, 2022. On August 23, 2021, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment. The loan was fully repaid in August 2022.

On December 2, 2021, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan was repaid in October 2022.

In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2 million for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse. As of March 31, 2023 UTime SZ obtained loans under the credit agreement at the total amount of RMB2 million which will be due on November 2023.

On November 24, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse. The loan will be due in November 2023.

On December 5, 2022, UTime SZ entered into working capital loan agreements with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan will be due on October 25, 2023.

On August 31, 2022, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from August 31, 2022 to August 31, 2023. On August 31, 2022, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment. The loan is secured by the office owned by UTime SZ and guaranteed by UTime Guangxi, Mr. Bao and his spouse.

On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9.45%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1.99 million.

On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1 million.

On May 18, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1.7 million.

On January 10, 2023, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB 3 million as working capital at an annual effective interest rate of 4.35%. The loan will be due in January 2024.

On December 2, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

On December 7, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7 million for a term of 3 years, which is payable at monthly installment of RMB0.07 million from August 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bears a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022 and 2023, the balance of the loan was RMB7 million and RMB6.4 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.56 million and RMB0.84 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB6.44 million and RMB5.53 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022 and 2023, respectively.

In July 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022 and 2023, the balance of the loan are RMB1.82 million and RMB1.58 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.24 million and RMB0.24 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB1.58 million and RMB1.34 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022 and 2023, respectively.

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

The following table sets forth our contractual obligations as of March 31, 2023, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	53,935	53,935	-	-	-
Current portion of long-term borrowings	1,080	1,080	-	-	-
Long term borrowings	6,870	-	1,080	5,790	-
Operating lease payments	16,506	4,575	4,575	7,356	-
Total	78,391	59,590	5,655	13,146	-

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

OEM/ODM orders were our principal source of revenue, which contributed 99.4% and 99.99% to our revenue, for the fiscal years ended March 31, 2022 and 2023, respectively. Revenue from TCL Communication Limited accounted for 19.8% and 22.2% of total revenue, for the fiscal years ended March 31, 2022 and 2023, respectively. Sustaining the customer source may help us secure our OEM/ODM orders. We developed a few new customers in mainland China and Southeast Asia. We also developed business in Mexico and Africa. During the fiscal year ended March 31, 2022 and 2023, aggregate sales in Mexico, Japan and Africa contributed 13.9% and 42.2% of total revenue, respectively.

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

Name	Age	Position
Hengcong Qiu	38	Chief Executive Officer and Chairman of the Board of Directors
Minfei Bao	50	Director
Yihuang Chen	43	Chief Operating Officer
Honggang Cao	42	Chief Manufacturing Officer
Shibin Yu	39	Chief Financial Officer
Xiaoqian Jia	40	Independent Director and Chair of Nominating and Corporate Governance Committee
Na Cai	37	Independent Director and Chair of Audit Committee
Hailin Xie	43	Independent Director and Chair of Compensation Committee

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

Executive Officers and Directors

Hengcong Qiu has been served as our Chief Executive Officer and Chairman of the Board of Directors since May 2023. Before joining our company, Mr. Qiu served as a Marketing VP of Shenzhen Radical Stone Weiye Fund Management Co., Ltd. between September 2020 to September 2021. He was responsible for the fund-raising business, sales management, branch and subsidiary management as well as partner institution management. Prior to that, Mr. Qiu served as a VP at Zhuhai Huiyin Chengyuan Investment Management Co., Ltd. from August 2017 until August 2020. He was responsible for fund raising business as well as client management. From June 2015 to July 2017, Mr. Qiu served as Sales Director at Shenzhen Radical Stone Weiye Fund Management Co., Ltd. From December 2011 to August 2015, Mr. Qiu served as a Department Manager in Everbright Bank. Mr. Qiu earned a bachelor’s degree in Guangdong University of Technology in China and is currently enrolled in EMBA program in Tsinghua University.

Minfei Bao is our founder and has served as our director since December 2019. Between December 2019 to May 2023, Mr. Bao was our Chief Executive Officer, and between October 2018 to May 2023, he served as our Chairman of the Board of Directors. Mr. Bao has also served as the Chief Executive Officer of UTime SZ since June 2008. From March 2006 to March 2008, Mr. Bao served as the general manager at United Creation Technology Co., Ltd., a mobile phone manufacturer (currently publicly traded on Chinese National Equities Exchange And Quotations Co., Ltd., or NEEQ). From March 1999 to March 2006, Mr. Bao served as Vice President at TCL Communication Technology Holdings Limited, a global mobile terminal manufacturer and internet service provider. From May 1997 to March 1999, Mr. Bao served as a manager in wireless technology application department at UTStarcom Incorporated, a global telecom infrastructure provider (NASDAQ: UTSI). Mr. Bao received a B.A. from the University of Electronic Science and Technology of China (UESTC). We believe Mr. Bao’s extensive experience qualifies him to serve on our board of directors.

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

Xiaoqian Jia has served as our director since May 2023. Mr. Jia has been serving as Chief Executive Officer of CORNS (Singapore)’s Thailand Operation Center since 2022. From 2021 to 2022, Mr. Jia served as COO and operating director of YD PLASTICS. He formulated development and sales strategies, annual plans, and budgets for investment operations. Prior to YD PLASTICS, Mr. Jia served as CEO of Beijing Dynamic Future Technology Education Co. between 2020 and 2021. From 2016 to 2018, Mr. Jia served as Chief Operating Officer of Harbin Wright Brothers Flight Technology Co., Ltd. As COO, Mr. Jia assisted the technical research and development department to improve simulators. Mr. Jia also assisted in implementing product promotion and project implementation and completed the launch of 1000 simulation machines in the Chinese market. Mr. Jia earned a bachelor’s degree in Electronic Computer Communication Engineering from Nanyang Technological University and a master’s degree in Business Administration from University of Southampton. He is pursuing PhD degree of Business Administration in the Bangkokthonburi University.

Na Cai has over 10 years of financial and managerial experience in the technology and financial service industry and has served as our director since July 2023. Since 2015, Ms. Cai has served as a director of Bluestone Securities (HK) Co., Limited and the Chief Financial Officer of Bluestone International Holdings (HK) Co., Ltd. She was the Finance Manager at Shenzhen Qianhai Sanchuan Asset Management Co., Ltd. between 2013 and 2015. From 2011 to 2013, Ms. Cai served as the Finance Controller of Shenzhen Qingfengyuan Environmental Protection Technology Co., Ltd. During her tenure, Ms. Cai demonstrated leadership and experience in financial management, strategy development, and operations. Ms. Cai received her bachelor’s degree from Taishan Medical College, now known as Shandong First Medical University.

Hailin Xie, a director since July 2023, has over 20 years of business development and managerial experience in the healthcare industry. Since 2000, Mr. Xie has established several businesses in the healthcare industry that research, develop, and manufacture health supplements in China. Mr. Xie is the Chairman of Guangxi Fuxingyi Investment Group and the President of Guangxi God Fly Investment Group. Mr. Xie attended Guangxi University, where he majored in marketing.

Each of our directors will serve as a director until our next annual general meeting and until their successors are duly elected and qualified.

Board Diversity Matrix

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	-	-
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-

6.B. Compensation

For the fiscal years ended March 31, 2023, we paid an aggregate of RMB0.8 million (approximately $0.1 million) to our executive officers, and we paid an aggregate of US$ 180,000 cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2023.

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

On May 8, 2023, Mr. Min He and Mr. Weiyuan Wang resigned from the Board of Directors of the Company due to their personal reasons. Mr. He and Mr. Wang’s decisions to resign were not the result of any disagreement with the Company on any matter regarding its operation, policies (including accounting or financial policies) or practices.

Effective May 8, 2023, the Board appointed Hengcong Qiu and Xiaoqian Jia to serve as directors on the Board. The cash compensation for Mr. Qiu and Mr. Jia are approximately $435.60 (RMB 3,000) per person for each calendar year of service on a pro-rated basis which shall be paid on a quarterly basis in arrears plus reimbursement of reasonable pre-approved expenses in connection of performing their duties as the directors of the Company. All fees are subject to approval and/or change as deemed appropriate by the Board.

Effective June 11, 2023, the Board appointed Na Cai and Hailin Xie to serve as directors on the Board. The cash compensation for Ms. Cai and Mr. Xie are approximately $435.60 (RMB 3,000) per person for each calendar year of service on a pro-rated basis which shall be paid on a quarterly basis in arrears plus reimbursement of reasonable pre-approved expenses in connection of performing their duties as the directors of the Company. All fees are subject to approval and/or change as deemed appropriate by the Board.

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

Na Cai, Xiaoqian Jia and Hailin Xie serve as members of our Audit Committee. Ms. Na Cai serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Na Cai possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Na Cai, Xiaoqian Jia and Hailin Xie serve as members of our Compensation Committee. Mr. Hailin Xie serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Na Cai, Xiaoqian Jia and Hailin Xie serve as members of our Nominating and Corporate Governance Committee. Mr. Xiaoqian Jia serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

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

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 13,567,793 ordinary shares outstanding as of August 8, 2023.

The following table sets forth information with respect to the beneficial ownership of our common shares as of August 8, 2023 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Hengcong Qiu	-	-
Minfei Bao	4,380,000	32.28%
Yihuang Chen	-	-%
Honggang Cao	-	-%
Shibin Yu	-	-
Xiaoqian Jia	-	-
Na Cai	-	-
Hailin Xie	-	-
All directors and executive officers as a group (eight persons)	4,380,000	32.28%
Principal Shareholders:
Grandsky Phoenix Limited	4,380,000	32.28%

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

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

On November 7, 2022, we issued the aggregate of 5,300,000 ordinary shares, par value US$0.0001 per share under the UTime Limited 2022 Performance Incentive Plan (the “Plan”).

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

Due to Related Parties

As of March 31, 2023, the Company had amounts due to Mr. Bao of RMB4.8 million (US$0.7 million). In April and May 2020, Mr. Bao provided loans of RMB0.9 million (US$0.1 million) to the Company and the Company paid RMB1.5 million (US$0.2 million) to Mr. Bao. On September 17, 2021, Mr. Bao entered into a loan agreement with China Resources Bank of Zhuhai Co., Ltd. and borrowed RMB3.0 million (US$0.5 million). The loan is restricted on purpose only to support daily operation for the Companies that is controlled by Mr. Bao. The loan was repaid on March 17, 2022 and the agreement was renewed on March 18, 2022. On September 19, 2022, this loan was repaid and renewed, total loan amount was reduced to RMB 2.0 million (US$0.3 million). As of the date of this annual report, the Company has amounts due to Mr. Bao of RMB4.8 million (US$0.7 million).

Loans from Mr. Bao

As of March 31, 2023, a loan balance of RMB2.0 million (US$0.3 million) was included in the total amounts due to Mr. Bao. See “Due to Related Parties” above.

Variable Interest Entity Arrangements

See “History and Corporate Structure - Contractual Arrangements with the VIE and its Respective Shareholders.”

Share Issuances

In April 2020, we repurchased 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from our shareholders Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. Both Grandsky Phoenix Limited and HMercury Capital Limited confirmed that they have opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. On November 7, 2022, we issued the aggregate of 5,300,000 ordinary shares, par value US$0.0001 per share under the UTime Limited 2022 Performance Incentive Plan (the “Plan”). As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 32.28% of equity interest and 137,793 ordinary shares, representing 1.02% of equity interest of the Company, respectively, as of the date of this annual report.

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

The litigation against Ekta Grover and Yunchuan Li is still pending before Delhi Bench of the NCLT and the last date of hearing in this matter was on September 23, 2021. However, the matter could not be taken up on the designated date and has been postponed. The next date of hearing is yet to be announced. Do Mobile is awaiting intimation regarding the revised date of hearing in this matter. In order to amicably settle such ongoing litigations between Do Mobile and its directors, Do Mobile and Ms. Grover have entered into a settlement agreement, dated January 16, 2020 (“Settlement Agreement”). In terms of the Settlement Agreement, Do Mobile and Ms. Grover have arrived at the following understanding:

●	Ms. Grover has agreed to withdraw the litigation initiated by her against Do Mobile at the Tis Hazari court. She has also agreed not to file any claim before any tribunal or court against Do Mobile and its officers in future. In furtherance of the aforesaid, Ms. Grover has filed a withdrawal application in relation to the matter of Ekta Grover v. Do Mobile India Pvt. Ltd. (civil suit no. 917/2019) before Tis Hazari Court, New Delhi, India, consequent to which the said matter has been disposed-off as settled/ withdrawn by the Tis Hazari Court, Delhi, India vide its order dated February 23, 2021.

●	Do Mobile has agreed to withdraw the name of Ms. Grover from the on-going litigation before the NCLT by filing a withdrawal application before NCLT. Do Mobile has also agreed that it will not file any claim against Ms. Grover pursuant to her resignation from the board of directors of Do Mobile. Mr. Wukai Song (through his authorized representative) on January 21, 2021, filed a withdrawal application before the NCLT requesting it to permit unconditional withdrawal of the petition filed by him against Ms. Grover and Mr. Li in their capacity as the directors of Do Mobile due to his inability to pursue the matter in light of the restrictions imposed due to the COVID-19 pandemic. However, the NCLT is yet to pass an order allowing the application and the requested withdrawal of the petition.

●	In consideration of the settlement so arrived, Do Mobile has issued a post-dated cheque dated April 10, 2020 for INR 5,00,000/- (Indian Rupees Five Lakhs Only) to Ms. Grover towards her full and final settlement of all claims against Do Mobile. However, this cheque could not be en-cashed due to the lockdown. Consequently, Do Mobile issued another cheque for the same amount dated January 10, 2021 which has been en-cashed by Ms. Ekta Grover.

●	Ms. Grover also agreed to cooperate in appointment of new directors of Do Mobile as recommended by Do Mobile.

●	Do Mobile also agreed to change its registered office, which was situated at 3A/41, First Floor, WEA, Sat Nagar, Karol Bagh, New Delhi, India, to another location. The registered office of Do Mobile is now located at House No. 25, Street No. 7, Goyala Vihar, Near Saint Thomas School, New Delhi - 110071. Necessary filings with the jurisdictional Registrar of Companies have been made in this regard by Do Mobile.

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

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian ‘an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian ‘an within 10 days from the effective date of the judgment. On December 24, 2021, Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (Zunyi Intermediate Court). On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. On December 22, 2022, Honghuagang Court issued the civil judgment (No. (2022) Qian 0302 Min Chu 9108) after retrial, ruling that UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. Utime GZ has appealed to Zunyi Intermediate Court. On April 26, 2023, the Zunyi Intermediate Court issued a civil ruling (No. (2023) Qian 03 Min Zhong No. 671). The Zunyi Intermediate Court rejected the appeal and upheld the original judgment. On May 29, 2023, Guangdong Jian’an, Utime GZ, Jietongda and Utime SZ entered into the Implementation of Settlement Agreement based on the civil judgment (No. (2022) Qian 0302 Minchu 9108), with Utime SZ as the guarantor. According to the Implementation of Settlement Agreement, with regard to the payment of RMB 223,0293.46 and the first instance case acceptance fee of RMB 25,440, starting from June 2023, Utime GZ and Jietongda promise to pay RMB 300,000 Guangdong Jian’an before the end of each month (“Settlement Payment”), and complete the above payment before the end of January 2024. If either Utime SZ and Jietongda fails to make payment in accordance with this agreement, Guangdong Jian’an has the right to resume enforcement of all outstanding payments. As of the date of this annual report, the Settlement Payment has been being paid by Jietongda.

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

Besides, there is a case for sales contract dispute between Utime SZ and Jiangsu Jutai Technology Co., Ltd (“Jiangsu Jutai”). On July 27, 2022, Futian Court issued the civil judgment (No. (2021) Yue 0304 Min Chu 41025), ruling that 1) confirming that the “Procurement Framework Contract” (Contract No. CG20201231001) and “Purchase Order Contract” (Order No. SUTPOORD2020121921045) signed between the plaintiff UTime SZ and the defendant Jiangsu Jutai were terminated on March 12, 2021; 2) The defendant Jiangsu Jutai shall compensate the plaintiff UTime SZ with a loss of RMB 239,547 within ten days from the effective date of the judgment; 3) The defendant Jiangsu Jutai shall pay a guarantee fee of RMB 700 and a lawyer’s fee of RMB 30,000 to the plaintiff UTime SZ within ten days from the effective date of the judgment. On June 28, 2023, UTime SZ and Jiangsu Jutai entered into a Settlement Agreement based on the civil judgment (No. (2021)Yue 0304 Min Chu 41025). According to the Settlement Agreement, Jiangsu Jutai shall pay the full amount of the judgment amount of RMB 243,222.3 (calculated at 90% of the judgment amount, “Settlement Amount”) to UTime SZ in a lump sum before June 30, 2023. Jiangsu Jutai paid the Settlement Amount to UTime SZ on June 30, 2023.

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762), ruling that 1) the defendant Shenzhen Wanhua shall pay the plaintiff UTime SZ USD 76,639.91 within seven days from the effective date of the judgment; 2) the defendant Shenzhen Wanhua shall compensate the plaintiff UTime SZ for the overdue payment loss within seven days from the effective date of the judgment (the calculation method for the overdue payment loss is based on USD 76,639.91 , and from December 14, 2022, it shall be paid according to the same period US dollar loan interest rate standard of Bank of China until the actual settlement date). As of the date of this annual report, Shenzhen Wanhua has not actually performed the judgment, and has not paid any payment and interest to Utime SZ.

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd(“Jiayikang”) had a sales contract dispute. Jiayikang, which was heard by Futian Court on May 6, 2023. Jiayikang requests the judgment to 1) order the defendant UTime SZ to repay the outstanding payment to the plaintiff Jiayikang, totaling RMB 2,224,638.78; 2) order to calculate the loss of overdue payment from March 1, 2020 to the date when the principal of the loan has been fully repaid, with RMB 2,224,638.78 as the base number and 50% higher than the standard of one-year loan market quotation rate published by the National Interbank lending market Center authorized by the People’s Bank of China: the current loss of overdue payment is temporarily calculated to be RMB 354,736.94 by December 15, 2022. As of the date of this annual report, the judgment of the first instance of this case has not been issued.

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

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our post-offering memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of the Company. As described below in “- Differences in Corporate Law - Mergers and Similar Arrangements” the Companies Act provides for arrangements or compromises between a company and its shareholders, creditors, any class of its shareholders, or any class of its creditors that are used for certain types of reconstructions, amalgamations, capital reorganizations or takeovers.

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

We believe that the differences with respect to our being a Cayman Islands exempted company as opposed to a Delaware corporation do not pose additional material risks to investors, other than the risks described under “Risk Factors - As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it, “- We may become subject to taxation in the Cayman Islands which would negatively affect our results,” “- There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments” and “- Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.”

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

Anti-Money Laundering - Cayman Islands

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

Data Protection - Cayman Islands

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

10.C. Material Contracts

Below is a summary of current material contracts to which we are a party as of the date this annual report:

Title of Contract	Party A	Party B	Signing Date	Term of Contract
Bank Credit Agreements*
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	August 1, 2018	3 years
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024
Credit Agreement	United Time Technology Co., Ltd.	Shenzhen Rural Commercial Bank	June 29, 2021	July 16, 2021 to July 16, 2024
Credit Agreement	United Time Technology Co., Ltd.	PingAn Bank Co., Ltd.	November 17, 2021	3 years
Credit Line Agreement	United Time Technology Co., Ltd.	Shenzhen Nanshan Baosheng County Bank Co., Ltd.	August 31, 2022	1 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	Shenzhen Nanshan Baosheng County Bank Co., Ltd.	August 31, 2022	1 year
Loan agreement	United Time Technology Co., Ltd.	Jiangsu Suning Bank Co., Ltd.	June 14, 2022	June 13, 2022 to May 5, 2025
Working Capital Loan Agreement	United Time Technology Co., Ltd.	China CITIC Bank	January 10, 2023	1 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	November 15, 2022	2 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	November 24, 2022	1 year
Working Capital Loan Agreement	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	December 2, 2022	1 year
Loan Agreement	United Time Technology Co., Ltd.	Industrial and Commercial Bank of China	December 2, 2022	1 year
Loan Agreement	United Time Technology Co., Ltd.	Industrial and Commercial Bank of China	December 7, 2022	1 year
Working Capital Loan Agreements	United Time Technology Co., Ltd.	China Resources Bank of Zhuhai Co., Ltd.	December 5, 2022	December 5, 2022 to October 25, 2023

*	For more information regarding these credit agreements, see information under “Item 5. Operating And Financial Review And Prospects”

Purchase Agreements (Production line purchase agreements)

Procurement Agreement	Guangxi Utime Technology Co., Ltd.	P.J. Advisory Company Limited	January 5, 2022	N/A
Purchase Agreement	Guangxi Utime Technology Co., Ltd.	Shenzhen Chuangbaili Industrial Equipment Co., Ltd.	March 11, 2022	N/A

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

Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that UTime Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of UTime Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UTime Limited is treated as a PRC resident enterprise. See “Risk Factors - Risks Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders.”

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

Provided that our Cayman Islands exempted company, UTime Limited, is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under SAT Bulletin 7 and SAT Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under SAT Bulletin 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Bulletin 7 and SAT Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors - Risks Related to Doing Business in China - We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2023. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer and chief financial officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of March 31, 2023, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2023.

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

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2023.

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

However, the implementation of those measures may not fully address the material weaknesses identified in our internal control over financial reporting. We have disclosed the material weaknesses in our internal control over financial reporting in “Risk Factors” - Risks Related to Our Business and Industry. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

(c)	Attestation report of the registered public accounting firm

We did not include an attestation report of our registered public accounting firm in this annual report. As a company with less than US$1.235 billion of revenue for last financial year, we qualified as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Na Cai, Xiaoqian Jia and Hailin Xie. Our board of directors has determined that Na Cai, Xiaoqian Jia and Hailin Xie are “independent directors” within the meaning of NASDAQ Stock Market Rule 5605(a)(2) and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. David Sherman meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at www.utimemobile.com within four business days following the amendment or waiver. During fiscal year 2023, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit fees*
BDO China Shu Lun Pan Certified Public Accountants LLP.	$-	61,000
Audit Alliance LLP	$180,000	200,000
Total	$180,000	261,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as an exhibit to this annual report.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-42.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Article of Association(7)
2.1	Description of Shares (7)
4.1	Second Amended and Restated Business Operation Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.2	Second Amended and Restated Exclusive Call Option Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.3	Exclusive Technical Consultation and Service Agreement, dated March 19, 2019, by and between Shenzhen UTime Technology Consulting Co., Ltd. and United Time Technology Company Limited. (1)
4.4	Second Amended and Restated Equity Pledge Agreement, dated September 4, 2019, by and among Shenzhen UTime Technology Consulting Co., Ltd., United Time Technology Company Limited, Min He and Minfei Bao. (1)
4.5	Second Amended and Restated Power of Attorney, dated September 4, 2019, executed by Minfei Bao. (1)
4.6	Amended and Restated Power of Attorney, dated September 4, 2019, executed by Min He. (1)
4.7	Second Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Minfei Bao’s spouse. (1)
4.8	Amended and Restated Spousal Consent Letter, dated September 4, 2019, executed by Min He’s spouse. (1)
4.9	English Translation of Credit Agreement, dated April 23, 2019, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.10	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.11	English Translation of Credit Agreement, dated August 1, 2019, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank. (5)
4.12	English Translation of Lease Agreement, dated February 1, 2018, by and between United Time Technology Company Limited and Shenzhen BuTa Entertainment Technology Co., Ltd. (1)
4.13	English Translation of Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (1)
4.14	English Translation of Factory Lease Agreement, dated September 1, 2017, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.15	English Translation of Supplemental Factory Lease Agreement, dated October 10, 2019, by and between Guizhou United Time Technology Co., Ltd. and Guizhou Jietongda Technology Co., Ltd. (2)
4.18	Form of Indemnification Agreement between the Registrant and its officers and directors.(2)
4.19	English Translation of Mechanical Equipment Purchase Agreement, by and between United Time Technology Company Limited and Guizhou Jietongda Technology Co., Ltd. (2)
4.20	English Translation of Credit Agreement, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (2)
4.21	English Translation of Guarantee Agreement for Credit Line Loan, dated May 8, 2020, by and between Guizhou United Time Technology Co., Ltd. and China Construction Bank. (7)
4.22	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Minfei Bao and China Construction Bank. (7)

Exhibit Number	Description of Document
4.23	English Translation of Guarantee Agreement by Natural Person for Credit Line Loan, dated May 8, 2020, by and between Qiuzi Ping and China Construction Bank. (2)
4.24	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (7)
4.25	English Translation of Agreement on Maximum Accounts Receivable Pledge for Credit Line Loan, dated May 8, 2020, by and between United Time Technology Company Limited and China Construction Bank. (7)
4.26	Share Repurchase Agreement, dated April 29, 2020, among UTime Limited, Grandsky Phoenix Limited and HMercury Capital Limited. (7)
4.27	Loan Agreements, dated between June 2018 and May 2020, by and between United Time Technology Co., Ltd. and Minfei Bao. (7)
4.28	Debt Offset Agreement, dated March 31, 2019, by and between United Time Technology Co., Ltd. and Minfei Bao. (7)
4.29	Debt Offset Agreement, dated March 31, 2019, by and among UTime Technology (HK) Co., Ltd., UTime Limited and Minfei Bao. (3)
4.30	Debt Transfer Agreement, dated March 31, 2019, by and among Bridgetime Limited, UTime Limited and Minfei Bao. (3)
4.31	English Translation of Factoring Agreement, dated July 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.32	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (4)
4.33	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited. (4)
4.34	English Translation of Lease Agreement, dated September 25, 2019, by and between United Time Technology Co., Ltd. and Shenzhen Fumeibang Technology Co., Ltd. (4)
4.35	English Translation of General Credit Agreement, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.36	English Translation of Working Capital Loan Agreement, dated November 18, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.37	English Translation of Guarantee Agreement for Credit Line Loan, dated November 13, 2020, by and among Guizhou United Time Technology Co., Ltd., Minfei Bao, Qiuzi Ping and China Resources Bank of Zhuhai Co., Ltd. (6)
4.38	English Translation of Agreement on Maximum Amount Mortgage for Credit Line Loan, dated November 13, 2020, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd. (6)
4.39	English Translation of Factoring Agreement, dated November 18, 2020, by and between United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.40	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Guizhou United Time Technology Co., Ltd. and TCL Commercial Factoring (Shenzhen) Company Limited (6)
4.41	English Translation of Agreement on Maximum Amount Guarantee for Factoring Agreement, dated November 17, 2020, by and between Minfei Bao and TCL Commercial Factoring (Shenzhen) Company Limited (6)

Exhibit Number	Description of Document
4.42	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.43	English Translation of Credit Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.44	English Translation of Maximum Amount Mortgage for Credit Line Loan Agreement, dated June 29, 2021, by and between United Time Technology Company Limited and Shenzhen Rural Commercial Bank(7)
4.45	Share Transfer Agreement, dated November 11, 2021, by and between GESOPER LLC and UTIME Technology (HK) Company Limited(12)
4.46	Share Transfer Agreement, dated January 17, 2022, by and between JOSE JULIO SEDANO ARZOLA and GESOPER LLC.(12)
4.47	Sale Agreement, dated September 17, 2021, by and between IMPULSORA DE MERCADOS DE MEXICO, S.A. DE C.V. and GESOPER, S. DE R.L. DE C.V.(12)
4.48	English Translation of Factory Lease Agreement, dated November 1, 2021, by and between Guangxi Utime Technology Co., Ltd and Nanning Industrial Investment Group Co., Ltd. (12)
4.49	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited(12)
4.50	English Translation of Loan Agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.(12)
4.51	English Translation of credit line agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.(12)
4.52	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited(12)
4.53	English Translation of Loan Agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.(12)
4.54	English Translation of credit line agreement, dated August, 2021 by and between Shenzhen UTime Technology Consulting Co., Ltd. and Shenzhen Nanshan Baosheng County Bank Co., Ltd.(12)
4.55	English Translation of Credit Agreement, dated November 17, 2021, by and between United Time Technology Company Limited and PingAn Bank Co., Ltd.(12)
4.56	English Translation of Agreement on Maximum Amount Guarantee for Credit Agreement, by and among Minfei Bao, Qiuzi Ping and PingAn Bank Co., Ltd.(12)
4.57	English Translation of Loan Agreement, dated June 14, 2022, by and between United Time Technology Company Limited and Jiangsu Suning Bank Co., Ltd.(12)
4.58	English Translation of Purchase Agreement, by and between Guangxi Utime Technology Co., Ltd. and Shenzhen Chuangbaili Industrial Equipment Co., Ltd.(12)
4.59*	English Translation of Pledge Agreement, dated November 24, 2022, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd.
4.60*	English Translation of Working Capital Loan Agreement, dated November 24, 2022, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd.
4.61*	English Translation of Loan Agreement, dated December 2, 2022, by and between United Time Technology Company Limited and Industrial and Commercial Bank of China Limited
4.62*	English Translation of Loan Agreement, dated December 7, 2022, by and between United Time Technology Company Limited and Industrial and Commercial Bank of China Limited
4.63*	English Translation of Working Capital Loan Agreement, dated November 24, 2022, by and between United Time Technology Company Limited and CITIC Bank Co., Ltd.

4.64*	English Translation of Guarantee Agreement for Loan, dated November 24, 2022, by and between Minfei Bao and China Resources Bank of Zhuhai Co., Ltd.
4.65*	English Translation of Guarantee Agreement for Loan, dated November 24, 2022, by and between Qiuzi Ping and China Resources Bank of Zhuhai Co., Ltd.
4.66*	English Translation of Guarantee Agreement for Loan, dated November 24, 2022, by and between Guangxi Utime Technology Co., Ltd and Industrial and Commercial Bank of China Limited
4.67*	English Translation of Guarantee Agreement for Loan, dated December 2, 2022, by and between Minfei Bao and Industrial and Commercial Bank of China Limited
4.68*	English Translation of Guarantee Agreement for Loan, dated December 2, 2022, by and between Qiuzi Ping and Industrial and Commercial Bank of China Limited
4.69*	English Translation of Credit line agreement, dated December 2, 2022, by and between United Time Technology Company Limited and China Resources Bank of Zhuhai Co., Ltd.
8.1	Subsidiaries of the Registrant(1)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) / 15d-(14)a of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) / 15d- (14)a of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of BDO China Shu Lun Pan Certified Public Accountants LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of B&D Law Firm
16.1	Letter from BDO China Shu Lun Pan Certified Public Accountants LLP to the U.S. Security Exchange Commission (11)
19.1*	Insider Trading Policies
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our Registration Statement on Form F-1, filed on March 18, 2020.

(2)	Incorporated by reference to Amendment No. 1 to our Registration Statement on Form F-1, filed on June 2, 2020.

(3)	Incorporated by reference to Amendment No. 2 to our Registration Statement on Form F-1, filed on June 25, 2020.

(4)	Incorporated by reference to Amendment No. 3 to our Registration Statement on Form F-1, filed on August 20, 2020.

(5)	Incorporated by reference to Amendment No. 4 to our Registration Statement on Form F-1, filed on September 22, 2020.

(6)	Incorporated by reference to Amendment No. 5 to our Registration Statement on Form F-1, filed on January 25, 2021.

(7)	Incorporated by reference to our annual report on Form 20-F, filed on July 22, 2021.

(8)	Incorporated by reference to Exhibit 99.1 of our registration statement on Form S-8 filed on June 29, 2022.

(9)	Incorporated by reference to Exhibit 99.1 of Form 6-K, filed on May 27, 2022.

(10)	Incorporated by reference to Exhibit 99.1 of Form 6-K, filed on October 6, 2021.

(11)	Incorporated by reference to Exhibit 99.1 of our Form 6-K, filed on August 31, 2022.

(12)	Incorporated by reference to our annual report on Form 20-F, filed on October 31, 2022.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer

Date: August 8, 2023

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of UTime Limited (the “Company”) as of March 31, 2023 and 2022, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2023 and 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of the Company as of March 31, 2023 and 2022, and the result of its operation and statements of cash flows for the year ended March 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty relating to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As disclosed in Note 2 to the financial statements, the Company had an accumulated deficit of US$25.6 million The Company incurred net loss of US$13.1 million for year ended March 31, 2023. The cash used in operating activities were US$2.2 million for the year ended March 31, 2023. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

August 8, 2023

PCAOB ID No. 3487

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

UTime Limited

Grand Cayman, Cayman Islands

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of comprehensive loss, shareholders’ equity, and cash flows of UTime Limited, its subsidiaries, variable interest entity (“VIE”) and subsidiaries of the VIE (the “Company”) for the year ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended March 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO China Shu Lun Pan Certified Public Accountants LLP

We have served as the Company’s auditor since 2018. In 2022, we became the predecessor auditor.

Shenzhen, The People’s Republic of China

July 21, 2021

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of March 31,
	Note	2022	2023
		RMB	RMB	US$
Assets
Current assets
Cash and cash equivalents		66,692	71,934	10,468
Restricted cash		500	500	73
Accounts receivable, net	4	22,417	52,308	7,612
Prepaid expenses and other current assets, net	5	65,815	95,508	13,899
Due from related parties	15	1,422	584	85
Inventories	6	36,071	16,169	2,353
Total current assets		192,917	237,003	34,490
Non-current assets
Property and equipment, net	7	38,270	61,429	8,939
Operating lease, right-of-use assets, net	8	16,319	13,030	1,896
Equity method investment	9	-	-	-
Intangible assets, net		2,592	1,677	244
Other non-current assets	10	541	-	-
Total non-current assets		57,722	76,136	11,079
Total assets		250,639	313,139	45,569

Liabilities and shareholder’s equity
Current liabilities
Accounts payable		74,531	126,691	18,437
Short-term borrowings	11	35,780	53,935	7,849
Current portion of long-term borrowings	11	800	1,080	157
Due to related parties	15	4,499	5,500	800
Lease liabilities	8	3,360	3,673	535
Other payables and accrued liabilities	12	44,148	54,772	7,971
Income tax payables		18	18	3
Total current liabilities		163,136	245,669	35,752
Non-current liabilities
Long-term borrowings	11	8,020	6,870	1,000
Government grants		-	8,697	1,266
Deferred tax liabilities	14	466	295	43
Lease liabilities - non-current		14,549	10,876	1,583
Total non-current liabilities		23,035	26,738	3,892
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB183,639 and RMB265,773 as of March 31, 2022 and 2023, respectively)		186,171	272,407	39,644

Commitments and contingencies	17	-	-	-

Shareholder’s equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; Nil issued and outstanding as of March 31, 2022 and March 31, 2023		-	-	-
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 8,267,793 shares as of March 31,2022 and 13,567,793 shares as of March 31, 2023	16	5	9	1
Additional paid-in capital		152,236	216,504	31,507
Accumulated deficit		(88,277)	(175,893)	(25,597)
Accumulated other comprehensive income		1,024	3,469	503
Total UTime Limited shareholder’s equity		64,988	44,089	6,414
Non-controlling interests		(520)	(3,357)	(489)
Total shareholders’ equity		64,468	40,732	5,925
Total liabilities and shareholders’ equity		250,639	313,139	45,569

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		For the years ended March 31,
	Note	2021	2022	2023
		RMB	RMB	RMB	US$

Net sales	18	246,899	275,508	200,547	29,184
Cost of sales		228,732	261,723	170,482	24,809
Gross profit		18,167	13,785	30,065	4,375
Operating expenses:
Selling expenses		4,127	5,459	7,391	1,076
General and administrative expenses		25,695	39,499	110,412	16,068
Other expenses (income), net	13	2,875	3,328	(3,694)	(538)
Total operating expenses		32,697	48,286	114,109	16,606
Loss from operations		(14,530)	(34,501)	(84,044)	(12,231)
Interest expenses		2,461	4,875	6,149	895
Loss before income taxes		(16,991)	(39,376)	(90,193)	(13,126)
Income tax benefits	14	364	46	171	25
Net loss		(16,627)	(39,330)	(90,022)	(13,101)
Less: Net loss attributable to non-controlling interests		-	497	(2,406)	(350)
Net loss attributable to UTime Limited		(16,627)	(38,833)	(87,616)	(12,751)

Comprehensive loss
Net loss		(16,627)	(39,330)	(90,022)	(13,101)
Foreign currency translation adjustment		1,868	(377)	2,445	356
Total comprehensive loss		(14,759)	(39,707)	(87,577)	(12,745)
Less: Comprehensive loss/(income) attributable to non-controlling interest		-	497	(2,406)	(350)
Comprehensive loss attributable to UTime Limited		(14,759)	(39,210)	(85,171)	(12,395)

Losses per share attributable to UTime Limited
Basic and diluted		(3.68)	(4.76)	(7.80)	(1.14)
Weighted average ordinary shares outstanding
Basic and diluted		4,517,793	8,164,771	11,229,985	11,229,985

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Ordinary shares		Additional		Accumulated Other	Non-	Total
	Number of Shares	Amount	Paid-in Capital	Accumulated Deficit	Comprehensive Income (Loss)	controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2020	4,517,793	4	73,217	(32,817)	(467)	-	39,937
Net loss	-	-	-	(16,627)	-	-	(16,627)
Foreign currency translation difference	-	-	-	-	1,868	-	1,868
Balance as of March 31, 2021	4,517,793	4	73,217	(49,444)	1,401	-	25,178
Net loss	-	-	-	(38,833)	-	(497)	(39,330)
Issuance of ordinary shares upon initial public offering, net of offering costs	3,750,000	1	79,019	-	-	10	79,030
Foreign currency translation difference	-	-	-	-	(377)	(33)	(410)
Balance as of March 31, 2022	8,267,793	5	152,236	(88,277)	1,024	(520)	64,468
Net loss	-	-	-	(87,616)	-	(2,406)	(90,022)
Issuance of ordinary shares	5,300,000	4	64,268	-	-	-	64,272
Foreign currency translation difference	-	-	-	-	2,445	(431)	2,014
Balance as of March 31, 2023	13,567,793	9	216,504	(175,893)	3,469	(3,357)	40,732

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Cash flows from operating activities:
Net loss	(16,627)	(39,330)	(90,022)	(13,101)
Adjustments to reconcile net loss from operations to net cash used by operating activities:
Depreciation and amortization	3,954	4,333	5,794	843
Allowance/(write-back) for obsolete inventories, net	7,589	293	(407)	(59)
(Reversal of)/provision for doubtful account, net	(836)	3,406	-	-
Loss on equity method investment	833	-	-	-
Share-based compensation and expenses	-	-	63,656	9,264
Loss on disposal of property and equipment	-	10	184	27
Impairment of an intangible asset	-	348	-	-
Deferred tax	-	-	(171)	(25)
Net changes in operating assets and liabilities:
Accounts receivable	21,477	(5,725)	(27,564)	(4,011)
Prepaid expenses and other current assets	(26,173)	5,937	(25,871)	(3,765)
Inventories	(10,934)	(4,629)	20,627	3,002
Accounts payable	(9,924)	27,324	19,629	2,856
Other payables and accrued liabilities, and lease liabilities	27,993	(11,925)	8,888	1,293
Related parties	527	(699)	881	128
Deferred revenue	(400)	-	-	-
Government grants	-	-	8,697	1,266
Other non-current assets	-	(208)	541	79
Net cash used in operating activities	(2,521)	(20,865)	(15,138)	(2,203)

Cash flows from investing activities:
Payment for property and equipment	-	(5,858)	(2,593)	(377)
Payment for intangible assets	(2,201)	-	(307)	(45)
Cash received from consolidation, net of cash acquired	-	28	-	-
Net cash used in investing activities	(2,201)	(5,830)	(2,900)	(422)

Cash flows from financing activities:
Proceeds from short-term borrowings	47,600	46,500	66,300	9,648
Loan received from a shareholder	900	5,980	4,010	584
Proceeds from long-term borrowings	-	9,000	-	-
Repayment of loan from a shareholder	(1,500)	(3,000)	(3,000)	(437)
Repayment of short-term borrowings	(31,800)	(41,520)	(48,145)	(7,006)
Repayments of long-term borrowings	(1,200)	(5,760)	(870)	(127)
Down payment for financing services	-	(19,003)	-	-
Contribution in a subsidiary by a shareholder	-	6,429	-	-
Proceeds from issuance of ordinary shares through initial public offering	-	88,262	-	-
Net cash provided by financing activities	14,000	86,888	18,295	2,662

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(855)	(2,478)	4,985	725
Net increase in cash and cash equivalent and restricted cash	8,423	57,715	5,242	763
Cash and cash equivalents and restricted cash at beginning of year	1,054	9,477	67,192	9,778
Cash and cash equivalents and restricted cash at end of year	9,477	67,192	72,434	10,541

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

Supplemental disclosures of cash flow information:
Income taxes refunded	(364)	-	-	-
Interest paid	2,461	4,707	6,097	887

	As of March 31,
	2021	2022	2023
	RMB	RMB	RMB	US$
Reconciliation of cash, cash equivalents and restricted cash in consolidated statements of cash flows
Restricted cash	500	500	500	73
Cash and cash equivalents	8,977	66,692	71,934	10,468
Cash, cash equivalents and restricted cash	9,477	67,192	72,434	10,541

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

As of March 31, 2023, details of the subsidiaries and VIE of the Company are set out below:

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2022 and 2023 are as follows:

	As of March 31,
	2022	2023
	RMB	RMB

Assets
Current assets
Cash and cash equivalents	192	277
Restricted cash	500	500
Accounts receivable, net	22,391	52,241
Prepaid expenses and other current assets, net	42,431	70,202
Due from related parties	1,422	584
Inventories	36,018	16,169
Total current assets	102,954	139,973
Non-current assets
Property and equipment, net	38,227	61,411
Operating lease right-of-use assets, net	16,319	13,030
Equity method investment	-	-
Intangible assets, net	2,592	1,677
Other non-current assets	541	-
Total non-current assets	57,679	76,118
Total assets	160,633	216,091

Liabilities
Current liabilities
Accounts payable	74,497	126,683
Short-term borrowings	35,780	53,935
Current portion of long-term borrowings	800	1,080
Due to related parties	3,728	4,705
Lease liabilities	3,360	3,673
Other payables and accrued liabilities	42,423	48,941
Income tax payables	18	18
Total current liabilities	160,606	239,035
Non-current liabilities
Long-term borrowings	8,020	6,870
Government grants	-	8,697
Deferred tax liabilities	466	295
Lease liabilities	14,549	10,876
Total non-current liabilities	23,035	26,738

Total liabilities	183,639	265,773

The table sets forth the revenue, net loss and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Revenue	240,742	273,979	200,450
Net loss	(10,722)	(29,643)	(19,221)
Net cash used in operating activities	(3,020)	(19,806)	(15,269)
Net cash used in investing activities	(2,201)	(5,830)	(2,900)
Net cash provided by financing activities	14,000	17,629	18,295

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

NOTE 2 — GOING CONCERN

The Company’s financial statements as of March 31, 2023, is prepared using generally accepted accounting principles in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern.

As of March 31, 2023, the Company had current assets of RMB237.0 million (US$34.5 million) and current liabilities of RMB245.7 million (US$35.8 million), resulting in a working capital deficit of approximately RMB8.7 million (US$1.3 million). As of March 31, 2022, we had current assets of RMB192.9 million and current liabilities of RMB163.1 million, resulting in a working capital of approximately RMB29.8 million.

The Company had accumulated deficit of RMB88.2 million (US$12.8 million) and RMB175.9 million (US$25.6 million) as of March 31, 2022 and 2023, respectively. For the fiscal year ended March 31, 2023, the Company incurred a net loss of RMB87.6 million (US$12.7 million). Net cash outflow was RMB15.1 million (US$2.2 million) from operations for the fiscal year ended March 31, 2023, a decrease of cash outflow of RMB5.8 million compared to the net cash outflow of RMB20.9 million for the fiscal year ended March 31, 2022 as a result of strengthened control on turnover of inventory. The Company continues to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. The Company expects that the existing and future cash generated from operation will be sufficient to fund the future operating expenses and capital expenditure requirements.

With the new markets, such as Japan, and new product pipeline developed, the Management believes that the actions to be taken including, product offerings, geographical expansion, generate revenue through expansion of revenue streams and customer base, will further improve business efficiency and profitability. The new product pipeline aims on improvement of profitability by providing tailored and high-margin products that provide the opportunity for the Company to continue as a going concern. In addition, the Company is also working on raising additional funding to finance the operations as well as business expansion.

The consolidated financials have been prepared assuming that the Company will continue as a going concern and, accordingly financial statements do not include any adjustments related to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”).

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, VIE and VIE’s subsidiaries are eliminated.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax and provision for employee benefits. Actual results could differ from those estimates and judgments.

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

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

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

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2022 and 2023, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB67.2 million and RMB72.4 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2022 and 2023, the Company recorded RMB0.1 million of allowances for accounts receivable.

Major customers and accounts receivable — During the year ended March 31, 2021, the Company had two customers that accounted over 10% of revenues, and revenue from these customers amounted to RMB102.1 million and RMB44.7 million, respectively, relate to Original Equipment Manufacturer (“OEM”)/Original Design Manufacturer (“ODM”) services segment and sales of face mask. During the year ended March 31, 2022, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB116.4 million and RMB54.6 million, respectively, relate to OEM/ ODM services segment. The Company had three customers that accounted over 10% of total accounts receivable at March 31, 2022, amounting to RMB8.3 million, RMB6.3 million and RMB4.3 million, respectively. During the year ended March 31, 2023, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB44.4 million, RMB25.9 million and RMB25.8 million, respectively, relate to OEM/ ODM services segment. The Company had four customers that accounted over 10% of total accounts receivable at March 31, 2023, amounting to RMB14.0 million, RMB11.9 million, RMB9.4 million and RMB8.6 million, respectively.

Major suppliers — During the year ended March 31, 2021, the Company had no supplier accounted over 10% of total purchases and processing fees. During the year ended March 31, 2022, the Company had one supplier accounted over 10% of total purchases and processing fees from the supplier amounted to RMB39.5 million. During the year ended March 31, 2023, the Company had no supplier accounted over 10% of total purchases.

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

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Intangible assets, net

Intangible asset results from the acquisition of the licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 to 10 years.

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

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2022 and 2023, the deferred revenue were RMB nil and RMB 8.7 million, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2021, 2022 and 2023 were RMB1.3 million, RMB2.9 million and RMB0.6 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

The Company’s revenue is primary derived from (i) OEM and ODM services for well-known brands; (2) its own in-house brands, positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 18 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2021, 2022 and 2023.

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

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022	2023
Category	Amount	Amount	Amount
	RMB	RMB	RMB
	(in thousands)
OEM/ODM	195,995	273,979	200,450
In-house brands	6,157	1,529	98
Face mask	44,747	-	-
Total	246,899	275,508	200,548

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

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB0.1 million, RMB0.1 million and RMB nil for the years ended March 31, 2021, 2022 and 2023, respectively. The shipping and handling fees amounted to RMB1.2 million, RMB1.4 million and RMB1.6 million for the years ended March 31, 2021, 2022 and 2023.

Research and development costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs were total of RMB7.2 million, RMB14.1 million and RMB16.0 million for the years ended March 31, 2021, 2022 and 2023, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The Company’s subsidiary in India is also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB0.4 million, RMB1.1 million and RMB1.3 million for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2021, 2022 and 2023. As of March 31, 2022 and 2023, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMB0.2 million, RMB nil and RMB nil for the years ended March 31, 2021, 2022 and 2023, respectively.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended March 31, 2023 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on March 31, 2023 of USD1.00 = RMB6.8717. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2023, or at any other rate.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Management views the business as consisting of revenue streams; however, they do not produce reports for, assess the performance of, or allocate resources to these revenue streams based upon any asset-based metrics, or based upon income or expenses, operating income or net income. Therefore, the Company believes that it operates in one business segment. Substantively all of the Company’s long-lived assets are located in the PRC.

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

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Numerator:
Net loss attributable to UTime Limited, basic and diluted	(16,627)	(38,833)	(87,616)
Denominator:
Weighted average shares outstanding, basic and diluted	4,517,793	8,164,771	11,229,985
Net loss attributable to UTime Limited per ordinary share:
Basic and diluted	(3.68)	(4.76)	(7.80)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

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

Recently issued accounting standards

In June 2016, the FASB issued ASU 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. ASU 2016-13 replaced the incurred loss impairment methodology under current GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. ASU 2016-13 requires use of a forward-looking expected credit loss model for accounts receivables, loans, and other financial instruments. ASU 2016-13 is effective for fiscal years beginning after December 15, 2019, with early adoption permitted. In October 2019, the FASB issued ASU No. 2019-10, “Financial Instruments-Credit Losses (Topic 326): Effective Dates”, to finalize the effective date delays for private companies, not-for-profits, and smaller reporting companies applying the current expected credit loss (CECL) standards. In March 31, 2023, the FASB issued ASU 2022-02, Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures, which eliminates the TDR accounting model for creditors that have already adopted Topic 326, which is commonly referred to as the CECL model. These ASUs are effective for reporting periods beginning after December 15, 2022 and interim periods within those fiscal years. Early adoption is permitted. The Company has not early adopted this update and it will become effective on April 1, 2023 assuming the Company will remain an emerging growth company. The Company is currently assessing the impact of adopting this standard on its consolidated financial statements.

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

NOTE 4 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2022	2023
	RMB	RMB
Accounts receivable	22,543	52,444
Allowance for doubtful accounts	(126)	(136)
Accounts receivable, net	22,417	52,308

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for doubtful accounts was as follows:

	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	838	878	126
Additions for the year	50	—	—
Written off for the year	—	(748)	—
Foreign currency translation difference	(10)	(4)	10
Balance at the end of year	878	126	136

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 4 — ACCOUNTS RECEIVABLE, NET (cont.)

As of March 31, 2022 and 2023, the allowance for doubtful accounts amounted to RMB0.1 million. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

NOTE 5 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2022	2023
	RMB	RMB
Advance to suppliers	40,620	64,827
Input GST/IVA	568	412
Receivables from supply chain service provider	4,829	7,648
Expected return assets	1	1
Other receivables	21,460	24,282
Allowance for doubtful accounts	(1,663)	(1,662)
Prepaid expenses and other current assets, net	65,815	95,508

As of March 31, 2022, other receivables consisted of deposits for leased equipment and factory building and utility amounted to RMB5 million and RMB8 million. As of March 31, 2023, other receivables consisted of deposits for leased equipment and VAT accrued for purchase of raw materials amounted to RMB2 million and RMB7 million.

The Company analyzed the collectability of other current assets based on historical collection. As a result of such analysis, the movement of allowance for doubtful accounts was as follows:

	As of March 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	4,006	674	1,663
Additions (reversal) for the year	(886)	3,406	—
Written off for the year	(2,446)	(2,359)	—
Foreign currency translation difference	—	(58)	(1)
Balance at the end of year	674	1,663	1,662

As of March 31, 2022 and 2023, the allowance for doubtful accounts on advance to suppliers of RMB1.7 million were primarily consist of unrecoverable prepayment related to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers, significant decline in operating activities in India and VAT recoverable from certain supply chain companies.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — INVENTORIES

	As of March 31,
	2022	2023
	RMB	RMB
Raw materials	32,004	12,294
Work in progress	1,326	2,972
Finished goods	13,533	11,217
Total inventory, gross	46,863	26,483
Inventory reserve	(10,792)	(10,314)
Total inventory, net	36,071	16,169

The Company analyzed the valuation of inventory and disposed obsolete inventories. As a result of such analysis, the movement of inventory reserve was as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Balance at beginning of year	5,962	13,393	10,792
Additional charge (written off), net	7,589	(2,467)	407
Foreign currency translation difference	(158)	(134)	(885)
Balance at the end of year	13,393	10,792	10,314

NOTE 7 — PROPERTY AND EQUIPMENT, NET

	As of March 31,
	2022	2023
	RMB	RMB
Office real estate	20,995	20,996
Furniture and equipment	5,100	6,267
Production and other machineries	29,713	55,015
Total	55,808	82,278
Less: accumulated depreciation	17,538	20,849
Property and equipment, net	38,270	61,429

Included in furniture and equipment is computer software with net values of RMB0.04 million and RMB0.02 million as of March 31, 2022 and 2023, respectively.

Depreciation charged to expense amounted to RMB3.2 million, RMB3.3 million and RMB4.6 million for the years ended March 31, 2021, 2022 and 2023, respectively.

No impairment for property and equipment was recorded for the years ended March 31, 2021, 2022 and 2023.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — PROPERTY AND EQUIPMENT, NET (cont.)

Details of production and other machineries lease out under operating lease are as follows:

	As of March 31,
	2022	2023
	RMB	RMB
Cost	29,578	29,578
Less: accumulated depreciation and amortization	9,436	12,094
Net book value	20,142	17,484

NOTE 8 — LEASE LIABILITIES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. At March 31, 2023, the minimum future rental income to be received is as follows:

Year ending March 31,	RMB
2024	804
2025	201
Total	1,005

For the years ended March 31, 2021, 2022 and 2023, the operating lease income of RMB2.4 million, RMB2.9 million and RMB3.1 million, respectively, net of the depreciation charges of corresponding equipment of RMB2.3 million, RMB2.7 million and RMB2.9 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

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

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB

Operating lease cost	1,016	2,265	3,289
Short-term lease cost	1,163	973	—
Lease cost	2,179	3,238	3,289

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — LEASE LIABILITIES (cont.)

Supplemental cash flow information related to its operating leases was as follows for the years ended March 31, 2021, 2022 and 2023:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	1,325	1,249	4,514

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2023:

	RMB	USD
2024	4,575	666
2025	4,575	666
2026 and after	7,356	1,071
Total lease payments	16,506	2,403
Less: Interest	(1,957)	(285)
Present value of lease liabilities	14,549	2,118
Less current portion, record in current liabilities	(3,673)	(535)
Present value of lease liabilities	10,876	1,583

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2022 and 2023:

	As of March 31,	As of March 31,
	2022	2023
Remaining lease term and discount rate:	RMB	RMB
Weighted average remaining lease term (years)	4.56	3.61
Weighted average discount rate	7.03%	7.00%

NOTE 9 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1.4 million in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. For the year ended March 31, 2021, 2022 and 2023, the Company recorded its pro-rata share of losses in Philectronics of RMBnil, as other (income) expenses, net in the consolidated statements of comprehensive loss. The Company recorded RMB0.8 million, RMBnil and RMBnil impairment losses on its investment during the years ended March 31, 2021, 2022 and 2023, respectively, as other expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation.

	Year ended March 31,
	2022	2023
	RMB	RMB

Cost	1,425	1,425
Less: accumulated impairment	(1,425)	(1,425)
Equity method investment, net	-	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — OTHER NON-CURRENT ASSETS

	As of March 31,
	2022	2023
	RMB	RMB
Prepayment for property and equipment, and intangible asset	541	-
Total other non-current assets	541	-

NOTE 11 — BORROWINGS

		As of March 31,
	Note	2022	2023
		RMB	RMB
Short-term borrowings
China Resources Bank of Zhuhai Co., Ltd. Loan 1	(a)	22,000	-
Secured loan	(b)	4,980	7,800
Bank of Communications	(c)	2,500	-
Baosheng County Bank 1	(d)	2,300	-
China Resources Bank of Zhuhai Co., Ltd. Loan 2	(e)	2,000	-
PingAn Bank Co., Ltd.	(f)	2,000	2,000
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(g)	-	22,000
China Resources Bank of Zhuhai Co., Ltd. Loan 4	(h)	-	2,000
Baosheng County Bank 2	(i)	-	2,400
WeBank Co., Ltd. 1	(j)	-	1,990
WeBank Co., Ltd. 2	(k)	-	1,000
WeBank Co., Ltd. 3	(l)	-	1,745
China Resources SZITIC Trust Company Limited	(m)	-	3,000
Industrial and Commercial Bank of China (“ICBC”) Loan	(n)	-	5,000
Industrial and Commercial Bank of China (“ICBC”) Loan	(o)		5,000
		35,780	53,935

Long-term borrowings
Shenzhen Rural Commercial Bank loan 1	(p)	7,000	6,370
Shenzhen Rural Commercial Bank loan 2	(q)	1,820	1,580
		8,820	7,950

Representing by:
Current portion of long-term borrowings		800	1,080
Non-current portion of long-term borrowings		8,020	6,870

(a)	On November 13, 2020, UTime SZ entered into a credit agreement with China Resources Bank of Zhuhai Co., Ltd., according to which China Resources Bank of Zhuhai Co., Ltd. agreed to provide UTime SZ with a credit facility of up to RMB22 million with a two-year term from November 13, 2020 to November 13, 2022. On November 18, 2020, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd. to borrow RMB22 million as working capital for one year at an annual effective interest rate of 5.5%. The Company repaid the loan on November 18, 2021 and borrowed RMB22 million as working capital for one year at an annual effective interest rate of 5.5% on November 22, 2021. The Company repaid the loan on November 21, 2022. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — BORROWINGS (cont.)

(b)	In November 2020, UTime SZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2022 and 2023, UTime SZ obtained loans under the factoring agreement at the total amount of RMB4.98 million and RMB7.8 million, respectively.

(c)	In July 2021, UTime SZ entered into a credit agreement with Bank of Communications to borrow RMB10 million for an unfixed term. On July 19, 2021, UTime SZ obtained a loan under this working capital loan agreement at the amount of RMB3 million which is due on July 6, 2022. The loan was guaranteed by Mr. Bao and his spouse. The loan bears a fixed interest rate of 4.6% per annum and will be due on July 6, 2022. The loan was fully repaid in July 2022.

(d)	In August 2021, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from July 28, 2021 to July 28, 2022. On August 23, 2021, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment. The loan was fully repaid in August 2022.

(e)	On December 2, 2021, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan was repaid in October 2022.

(f)	In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2 million for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse. As of March 31, 2023 UTime SZ obtained loans under the credit agreement at the total amount of RMB2 million which will be due on November 2023.

(g)	On November 24, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse. The loan will be due in November 2023.

(h)

On December 5, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan will be due on October 25, 2023.

(i)	On August 31, 2022, UTime SZ entered into a credit line agreement with Shenzhen Nanshan Baosheng County Bank Co., Ltd. (“Baosheng County Bank”) according to which Baosheng County Bank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a one-year term from August 31, 2022 to August 31, 2023. On August 31, 2022, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB3 million as working capital for one year at an annual effective interest rate of 8.0%. It is payable at monthly installment of RMB0.1 million from September 2021 to August 2022, with a balloon payment of the remaining balance in the last installment. The loan is secured by the office owned by UTime SZ and guaranteed by UTime Guangxi, Mr. Bao and his spouse.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — BORROWINGS (cont.)

(j)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9.45%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1.99 million.

(k)

On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 9%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1 million.

(l)

On May 18, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2023 UTime SZ loans under the credit agreement was RMB1.7 million.

(m)

On January 10, 2023, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB3 million as working capital at an annual effective interest rate of 4.35%. The loan will be due in January 2024.

(n)

On December 2, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

(o)

On December 7, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB 5 million as working capital at an annual effective interest rate of 3.75%. The loan will be due in 12 months.

(p)

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7 million for a term of 3 years, which is payable at monthly installment of RMB0.07 million from August 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bears a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022 and 2023, the balance of the loan was RMB7 million and RMB6.4 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.56 million and RMB0.84 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB6.44 million and RMB5.53 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022 and 2023, respectively.

(q)	In July 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. As of March 31, 2022 and 2023, the balance of the loan are RMB1.82 million and RMB1.58 million, respectively. Out of the total outstanding loan balance, current portion amounted were RMB0.24 million and RMB0.24 million, which is presented as current liabilities in the consolidated balance sheet and the remaining balance of RMB1.82 million and RMB1.58 million, which is presented as non-current liabilities in the consolidated balance sheet as of March 31, 2022 and 2023, respectively.

NOTE 12 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2022	2023
	RMB	RMB
Advance from customers	16,607	17,087
Accrued payroll	10,220	11,910
VAT payable	1,484	7,292
Refund liabilities	1	1
Product warranty	50	50
Other payables	15,786	18,432
Total	44,148	54,772

As of March 31, 2022, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB3.4 million advance refundable to a customer and RMB2.3 million payable for materials provided by a customer for processing and assembling mobile phones. As of March 31, 2023, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB3 million refundable to a vendor.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — OTHER EXPENSES/(INCOME), NET

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Exchange losses (gains)	3,703	2,316	(3,179)
Provision for doubtful accounts, net	(836)	3,406	-
Impairment of intangible asset	-	348	-
Government grants	(1,289)	(2,851)	(594)
Loss on equity method investment	833
Others	464	109	79
Total	2,875	3,328	(3,694)

NOTE 14 — INCOME TAX BENEFITS

Net loss before taxes of RMB17.0 million, RMB39.4 million and RMB90.2 million were attributed by non-U.S. entities for the years ended March 31, 2021, 2022 and 2023, respectively.

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

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiary, VIE and subsidiary of VIE in the PRC are subject to a uniform income tax rate of 25% for the years presented. UTime SZ is regarded as a Certified High and New Technology Enterprise (“HNTE”) and entitled to a favorable statutory tax rate of 15%. Preferential tax treatment of UTime SZ as HNTE from November 2, 2015 to December 23, 2024 has been granted by the relevant tax authorities. UTime SZ is entitled to a preferential tax rate of 15% which is subject to review by State Taxation Administration every three years. As a result of these preferential tax treatments, the reduced tax rates applicable to UTime SZ for the years ended March 31, 2021, 2022 and 2023 are 15%. However, UTime SZ has not enjoyed the above-mentioned preferential tax treatments for the years ended March 31, 2021, 2022 and 2023 due to its loss position and as such there is no impact of these tax holidays on net loss per share.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — INCOME TAX BENEFITS (cont.)

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaged in research and development activities are entitled to claim an additional tax deduction amounting to 50% of the qualified research and development expenses incurred in determining its tax assessable profits for that year. The additional tax deduction has been increased from 50% of the qualified research and development expenses to 75%, effective from January 1, 2018 according to a tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2018 (“Super Deduction”). The additional tax deduction has been increased from 75% of the qualified research and development expenses to 100%, effective from October 1, 2022 according to a tax incentives policy promulgated by the State Tax Bureau of the PRC in September 2022.

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

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2021, 2022 and 2023.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Current tax benefits	364	-	-
Deferred tax benefit	-	46	171
Total income tax benefit	364	46	171

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — INCOME TAX BENEFITS (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2022	2023
	RMB	RMB
Deferred income tax assets (liabilities) :
Impairment on receivables	2,590	450
Inventories	3,358	1,889
Deferred revenue	977	2,174
Accrued expenses and employee benefits	1,411	3,258
Equity method investment and others	1,075	-
Net operating loss carry forwards	21,678	27,977
Total gross deferred tax assets	31,089	35,748
Less: valuation allowances	(27,747)	(32,490)
Total deferred tax assets, net of valuation allowance	3,342	3,258
Prepaid expenses and other current assets	(1,299)	(3,258)
Unrealized foreign exchange difference and others	(2,217)	-
Amortization & impairment of intangible asset	(292)	(295)
Deferred tax liabilities	(466)	(295)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. While the Company has optimistic plans for its business strategy, it determined that a full valuation allowance was necessary against all net deferred tax assets as of March 31, 2022 and 2023, given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

As of March 31, 2022, the Company’s total net operating loss carry forwards of RMB116.2 million, out of which, RMB83.2 million would expire from 2022 through 2031, RMB33.9 million can be carried forward indefinitely. As of March 31, 2023, the Company’s total net operating loss carry forwards was RMB152.0 million out of which, RMB109.8 million would expire from 2023 through 2032, RMB42.2 million can be carried forward indefinitely.

Reconciliation between total income tax benefits and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2021	2022	2023
	%	%	%
Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	(2)	(4)	(1)
Effect of different tax jurisdiction	(6)	(4)	(19)
Effect of permanence differences	(1)	(2)	-
Research and development super-deduction	5	4	2
Changes in valuation allowance	(21)	(19)	(7)
Over provision in prior year	2	-	-
Total income tax benefits	2	-	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — INCOME TAX BENEFITS (cont.)

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2022 and 2023, the Company did not have any significant uncertain tax positions.

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

NOTE 15 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,
	2022	2023
	RMB	RMB
Philectronics	486	536
Mr. Bao	47	-
GRANDSKY PHOENIX LIMITED	889	-
Mr. Yu	-	48
	1,422	584

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 15 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2022	2023
	RMB	RMB
Mr. Bao	3,819	4,779
Philectronics	482	482
GRANDSKY PHOENIX LIMITED	198	239
	4,499	5,500

(1)	On September 17, 2021, Mr. Bao entered into a loan agreement with China Resources Bank of Zhuhai Co., Ltd. and borrowed RMB3.0 million (US$0.5 million). The loan is restricted on purpose only to support daily operation for the Companies that is controlled by Mr. Bao. The loan was repaid on March 17, 2022 and the agreement was renewed on March 18, 2022.

NOTE 16 — SHAREHOLDERS’ EQUITY

As of March 31, 2021, the Company had 140,000,000 authorized ordinary shares, and 4,517,793 ordinary shares were issued and outstanding, respectively.

On April 8, 2021, the Company completed its IPO on Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.  As of March 31, 2023, the Company had 140,000,000 authorized ordinary shares, and 8,267,793 ordinary shares were issued and outstanding, respectively.

On June 29, 2022, the board of directors of the Company approved the 2022 Performance Incentive Plan (the “2022 PIP”). Under the 2022 PIP, the Company has reserved a total of 5,300,000 shares of common stock for issuance as or under awards to be made to the participants of the Company. On November 7, 2022, 5,300,000 shares of common stock were issued and granted under the 2022 PIP. Total fair value of the shares of common stock granted was calculated at $9,301,500 as of the date of issuance at $1.755 per share.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

At March 31, 2023, the Company had no capital commitments.

(b)	Legal proceedings

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of March 31, 2022 and 2023.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 18 — REVENUE AND GEOGRAPHY INFORMATION

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Feature phone	144,032	111,066	106,279
Smart phone	56,885	154,143	73,819
Face mask	44,747	-	-
Others	1,235	10,299	20,449
Total	246,899	275,508	200,547

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Mainland China	112,400	70,314	82,481
Hong Kong	30,030	18,949	14,228
India	6,157	1,529	97
Africa	19,536	25,905	39,515
The United States	17,277	28,154	18,158
Mexico	-	12,372	29,085
South America	45,743	118,285	951
Others	15,756	-	16,032
Total	246,899	275,508	200,547

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2022	2023
	RMB	RMB
PRC	54,543	74,438
India	46	19
Mexico	-	3
Total	54,589	74,460

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB0.5 million and RMBnil, and the intangible assets, net of RMB2.6 million and RMB1.8 million were excluded from long-lived assets as of March 31, 2022 and 2023 respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB71.9 million and RMB72.1 million as of March 31, 2022 and 2023.

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

BALANCE SHEETS

	As of March 31,
	2022	2023
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1	2
Prepaid expenses and other current assets	23,195	25,109
Inter-company receivable	73,345	79,393
Non-current assets
Investment in subsidiary	1,610	(18,929)
Total assets	98,151	85,575

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	31,492	35,634
Due to related parties	289	313
Other payables and accrued liabilities	1,382	5,539
Total liabilities	33,163	41,486

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; Nil issued and outstanding as of March 31, 2022 and March 31, 2023, respectively	-	-
Ordinary shares, par value US$0.0001; Authorized:140,000,000 shares; Issued and outstanding: 8,267,793 shares as of March 31, 2022 and 13,567,793 shares as of March 31, 2023	5	9
Additional paid-in capital	152,236	216,504
Accumulated deficit	(88,277)	(175,893)
Accumulated other comprehensive income	1,024	3,469
Total shareholder’s equity	64,988	44,089
Total liabilities and shareholders’ equity	98,151	85,575

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 19 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
Loss from equity method investments	(12,618)	(32,350)	(18,396)
Operating expenses	(4,009)	(6,483)	(69,220)
Net loss	(16,627)	(38,833)	(87,616)
Foreign currency translation difference	1,868	(377)	2,445
Comprehensive loss	(14,759)	(39,210)	(85,171)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2021	2022	2023
	RMB	RMB	RMB
CASH FLOW FROM OPERATING ACTIVTIES
Net loss	(16,627)	(38,833)	(87,616)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Equity loss of subsidiaries	12,618	32,350	18,396
Share-based compensation and expenses	-	-	63,656
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(8,424)	(1,173)	-
Inter-company payable (i)	12,206	8,000	1,539
Related parties	(23)	-	-
Other payables and accrued liabilities	131	1,269	4,026
Net cash (used in) provided by operating activities	(119)	1,613	1
Effect of exchange rate changes on cash and cash equivalent and restricted cash	125	(1,618)	-
Net change in cash and cash equivalent	6	(5)	1
Cash and cash equivalents, beginning of year	-	6	1
Cash and cash equivalents, end of year	6	1	2

(i)	For the year ended March 31, 2022, UTime HK received the IPO proceeds of RMB88.2 million and made down payment for financing services of RMB19 million on behalf of UTime Limited.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2022 and 2023, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 20 — SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.