Form 20-F
period 2024-03-31
UTime Ltd
filed 2024-07-30
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2024

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

Shenzhen, People’s Republic of China 518061

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$ $0.0001 per share	WTO	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2024 was: 392,113,953 ordinary shares, par value $0.0001 per share.

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

Large accelerated filer	Accelerated filer	Non-accelerated filer	Emerging growth company
☐	☐	☒	☒

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

Please see Item 3. Key Information - D. Risk Factors- Risks Related to Doing Business in China” beginning on page 16 for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of our securities.

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.” on page 45.

GLOSSARY OF TERMS

The following is a glossary of the electronics industry and the PRC legal systems used in this annual report on Form 20-F. Other defined terms may be found in the body of this annual report.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2024, the cash buying rate announced by the People’s Bank of China was RMB7.0950 to $1.00.

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

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or the CAC or any other PRC governmental authorities for our offering and/or list on the NASDAQ Capital Market. Furthermore, we have not received any penalty, investigation or warning in connection with the operations of UTime WFOE, the VIE and VIE’s subsidiaries from the CSRC or the CAC or any other PRC governmental authorities, nor have we or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our offering from the CSRC or any other PRC governmental authorities. We believe that we, the VIE and the VIE’s subsidiaries have received has obtained all permissions and approvals to operate their respective business and are not required to obtain additional permission or approval from Chinese authorities to issue our ordinary shares to foreign investors or list on the NASDAQ Capital Market based on the PRC laws, regulations and rules currently in effect. However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE or the VIE’s subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our structure, which would likely result in a material change in our operations, including our ability to continue our existing structure, carry on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We or the VIE or the VIE’s subsidiaries may also be subject to penalties and sanctions imposed by the PRC regulatory authorities, including the CSRC, if we or the VIE or the VIE’s subsidiaries fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, which would likely cause the value of our ordinary shares to significantly decline or become worthless. See “-D. Risk Factors-Risks Relating to Our Corporate Structure” and “-D. Risk Factors-Risks Relating to Doing Business in the PRC” for more information.

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

	31-Mar-22						31-Mar-23						31-Mar-24
	RMB						RMB						RMB
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Intercompany receivables

Opening	6,466	45,985	-	392	(52,843)	-	73,346	48,619	-	921	(122,886)	-	73,346	48,619	-	921	(122,886)	-
Sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receipts	-	(1,283)	-	-	1,283	-	-	(149)	-	-	149	-	-	(149)	-	-	149	-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	5,430	-	542	(5,972)	-	-	1,772	-	(7)	(1,765)	-	-	1,772	-	(7)	(1,765)	-
IPO Proceeds received by other entities on behalf of Parent	88,263	-	-	-	(88,263)	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	(19,003)	-	-	-	19,003	-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses charged by other entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange difference	(2,381)	(1,513)	-	(13)	3,907	-	6,047	3,794	-	74	(9,915)	-	6,047	3,794	-	74	(9,915)	-
Closing	73,345	48,619	-	921	(122,885)	-	79,393	54,036	-	988	(134,417)	-	79,393	54,036	-	988	(134,417)	-

Intercompany payables
Opening	26,846	237	8	25,604	(52,695)	-	31,493	927	11	90,208	(122,639)	-	31,493	927	11	90,208	(122,639)	-
Purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments	-	-	-	(1,283)	1,283	-	-	-	-	(57)	57	-	-	-	-	(57)	57	-
Payments on behalf of Parent/WFOE/Other entities by VIE	5,619	700	3	(350)	(5,972)	-	1,539	-	5	-	(1,544)	-	1,539	-	5	-	(1,544)	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	88,263	(88,263)	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	-	(19,003)	19,003	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange difference	(973)	(10)	-	(3,024)	4,007	-	2,602	73	-	7,675	(10,350)	-	2,602	73	-	7,675	(10,350)	-
Closing	31,492	927	11	90,207	(122,637)	-	35,634	1,000	16	97,826	(134,476)	-	35,634	1,000	16	97,826	(134,476)	-

Financial Information Related to the Condensed Consolidated VIE

Set forth below are the condensed consolidating schedule  showing the financial position, results of operations and cash flows for the Parent, the VIE, the WFOE and the other entities, elimination and consolidated total (in thousands of RMB or US$) as of and for the years ended March 31, 2022, 2023 and 2024.

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	Year Ended March 31, 2022						Year Ended March 31, 2023						Year ended March 31, 2024
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated

Net sales (1)	-	273,922	-	-	-	273,922	-	197,564	-	-	-	197,564	-	172,156	-	-	-	172,156	24,264
Cost of sales (1)	-	259,904	-	-	-	259,904	-	167,143	-	-	-	167,143	-	163,286	-	-	-	163,286	23,014
Gross profit (loss)	-	14,018	-	-	-	14,018	-	30,421	-	-	-	30,421	-	8,870	-	-	-	8,870	1,250
Operating expenses	6,483	38,002	3	20	111	44,619	69,220	39,013	1	101	(309)	108,026	10,802	28,400	2	2	(196)	39,010	5,498
Loss from operations	(6,483)	(23,984)	(3)	(20)	(111)	(30,601)	(69,220)	(8,592)	(1)	(101)	309	(77,605)	(10,802)	(19,530)	(2)	(2)	196	(30,140)	(4,248)
Investment loss from VIE/subsidiaries	32,350	-	-	-	-32,350	-	18,396	-	-	-	(18,396)	-	50,082	-	-	-	(50,082)	-	-
Interest expenses	-	4,875	-	-	-	4,875	-	6,149	-	-	-	6,149	-	3,617	-	-	-	3,617	510
Loss before income taxes	(38,833)	(28,859)	(3)	(20)	32,239	(35,476)	(87,616)	(14,741)	(1)	(101)	18,705	(83,754)	(60,884)	(23,147)	(2)	(2)	50,278	(33,757)	(4,758)
Income tax benefit	-	(46)	-	-	-	(46)	-	(171)	-	-	-	(171)	-	(171)	-	-	-	(171)	(24)
Net loss from continuing operations	(38,833)	(28,813)	(3)	(20)	32,239	(35,430)	(87,616)	(14,570)	(1)	(101)	18,705	(83,583)	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	(4,734)

Discontinued operations
Loss on disposal of discontinued operation	-	-	-	-	-	-	-	-	-	-	-	-	-	(19,199)	-	(7,520)	-	(26,719)	(3,766)
Loss from discontinued operations	-	(830)	-	(3,070)	-	(3,900)	-	(4,652)	-	(1,787)		(6,439)	-	(1,903)	-	-	-	(1,903)	(268)
Net loss from discontinued operations	-	(830)	-	(3,070)	-	(3,900)	-	(4,652)	-	(1,787)	-	(6,439)	-	(21,102)	-	(7,520)	-	(28,622)	(4,034)

Net loss	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,022)	(60,884)	(44,078)	(2)	(7,522)	50,278	(62,208)	(8,768)

Selected Condensed Consolidated Balance Sheets Data

	31-Mar-23						31-Mar-24
	RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Assets
Current Assets
Cash and cash equivalents	2	272	5	71,641	-	71,920	1	2,704	3	73,967	-	76,675	10,807
Restricted cash	-	500	-	-	-	500	-	500	-	-	-	500	70
Accounts receivable, net	-	52,172	-	-	-	52,172	-	30,240	-	-	-	30,240	4,262
Prepaid expenses and other current assets, net	25,109	66,331	-	-	-	91,440	25,924	81,576	350,001	-	-	457,501	64,482
Intercompmany receivables (1)	79,393	54,036	-	988	(134,417)	-	444,934	2,710	-	995	(448,639)	-	-
Due from related parties	-	584	-	-	-	584	-	553	-	-	-	553	78
Inventories	-	16,169	-	-	-	16,169	-	11,026	-	-	-	11,026	1,554
Assets related to discontinued operations	-	3,948	-	292	-	4,240	-	1,441	-	-	-	1,441	203
Total current assets	104,504	194,012	5	72,921	(134,417)	237,025	470,859	130,750	350,004	74,962	(448,639)	577,936	81,456
Non-Current assets
Property and equipment, net	-	61,407	-	-	-	61,407	-	54,188	-	-	-	54,188	7,637
Operating lease right-of-use assets, net	-	13,030	-	-	-	13,030	-	9,781	-	-	-	9,781	1,379
Finance lease right-of-use assets, net						-		6,460	-	-	-	6,460	911
Intangible assets, net	-	1,677	-	-	-	1,677	-	662	-	-	-	662	93
Long-term investments	(18,929)	-	-	-	18,929	-	(43,653)				43,653	-	-
Equity method investment	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred loss on sale-leaseback						-		767	-	-	-	767	108
Other non-current assets	-	-	-	-	-	-	-	153	-	-	-	153	22
Total non-current assets	(18,929)	76,118	-	18	18,929	76,114	(43,653)	72,011	-	-	43,653	72,011	10,150
Total Assets	85,575	270,128	5	72,919	(115,488)	313,139	427,206	202,761	350,004	74,962	(404,986)	649,947	91,606

Liabilities and Stockholder’s equity
Current liabilities
Accounts payable	-	125,374	-	0	-	125,374	-	106,092	-	-	-	106,092	14,953
Short-term borrowings	-	53,935	-	-	-	53,935	-	56,949	-	-	-	56,949	8,027
Current portion of long-term borrowings	-	1080	-	-	-	1,080	-	-	-	-	-	-	-
Due to related parties	313	4466	-	-	-	4,779	23,728	11,516	-	-	-	35,244	4,967
Lease liability	-	3,673	-	-	-	3,673	-	6,824	-	-	-	6,824	962
Other payables and accrued liabilities	5,539	48,100	-	-	-	53,639	32,794	31,157	-	-	-	63,951	9,014
Intercompmany payables (1)	35,634	1000	16	97,826	(134,476)	-	2,886	14,071	350,017	81,995	(448,969)	-	-
Income tax payables	-	18	-	-	-	18	-	18	-	-	-	18	3
Current liabilities related to discontinued operations		2,390		781		3,171	-	1,929				1,929	272
Total current liabilities	41,486	240,036	16	98,607	(134,476)	245,669	59,408	228,556	350,017	81,995	(448,969)	271,007	38,198
Non-current liabilities
Long-term borrowings	-	6,870	-	-	-	6,870	-	-	-	-	-	-	-
Government grants	-	8,697	-	-	-	8,697	-	6,154	-	-	-	6,154	867
Deferred tax liability	-	295	-	-	-	295	-	125	-	-	-	125	18
Lease liability - non-current	-	10,876	-	-	-	10,876	-	10,054	-	-	-	10,054	1,417
Total non-current liabilities	-	26,738	-	-	-	26,738	-	16,333	-	-	-	16,333	2,302
Total liabilities	41,486	266,773	16	98,608	(134,476)	272,407	59,408	244,889	350,017	81,995	(448,969)	287,340	40,500

Ordinary shares	9	-	-	-	-	9	278	-	-	-	-	278	39
Additional paid-in capital	216,504	72,413	-	807	(73,220)	216,504	573,615	72,413	-	807	(73,220)	573,615	80,848
Accumulated deficit	(175,893)	(66,738)	(11)	(27,813)	94,562	(175,893)	(208,828)	(111,899)	(13)	(5,072)	116,984	(208,828)	(29,433)
Accumulated other comprehensive income	3,469	507	-	1,847	(2,354)	3,469	2,733	(818)	-	599	219	2,733	384
Total UTime Limited shareholder’s equity	44,089	6,182	(11)	(25,159)	18,988	44,089	367,798	(40,304)	(13)	(3,666)	43,983	367,798	51,838
Non-controlling interests	-	(2,827)	-	(530)	-	(3,357)	-	(1,824)	-	(3,367)	-	(5,191)	(732)
Total shareholders’ equity	44,089	3,355	(11)	(25,689)	18,988	40,732	367,798	(42,128)	(13)	(7,033)	43,983	362,607	51,106
Total liabilities and shareholders’ equity	85,575	270,128	5	72,919	(115,488)	313,139	427,206	202,761	350,004	74,962	(404,986)	649,947	91,606

Selected Condensed Consolidated Cash Flows Data

	Year Ended March 31, 2022						Year Ended March 31, 2023						Year Ended March 31, 2024
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Cash flows from operating activities:
Net loss	(38,833)	(29,643)	(3)	(3,090)	32,239	(39,330)	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,022)	(60,884)	(44,078)	(2)	(7,522)	50,278	(62,208)	(8,768)
Net loss from discontinued operations	-	(830)	-	(3,070)	-	(3,900)	-	(4,651)	-	(1,788)	-	(6,439)	-	(21,102)	-	(7,520)	-	(28,622)	(4,034)
Net loss from continuing operations	(38,833)	(28,813)	(3)	(20)	32,239	(35,430)	(87,616)	(14,571)	(1)	(100)	18,705	(83,583)	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	(4,734)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities																	-
Depreciation and amortization	-	4,277	-	-	-	4,277	-	5,769	-	-	-	5,769	-	6,736	-	-	-	6,736	949
Allowances for obsolete inventories, net	-	1,664	-	-	-	1,664	-	(356)	-	-	-	(356)	-	688	-	-	-	688	97
Provision for doubtful account, net	-	1,379	-	-	-	1,379	-	-	-	-	-	-	-	152	-	-	-	152	21
Share-based compensation and expenses						-	63,656					63,656	8,892	-	-	-	-	8,892	1,253
Loss on disposal of property and equipment	-	10	-	-	-	10	-	184	-	-	-	184	-	-	-	-	-	-	-
Loss on disposal of discontinued operation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax	-	348	-	-	-	348	-	(171)	-	-	-	(171)	-	(171)	-	-	-	(171)	(24)
Equity loss of subsidiaries	32,350	-	-	-	(32,350)	-	18,396				(18,396)	-	50,082	-	-		(50,082)	-	-
Net changes in operating assets and liabilities:																	-	-
Accounts receivable	-	(5,720)	-	(1)	-	(5,721)	-	(27,463)	-	-	-	(27,463)	-	22,429	-	-	(18,311)	4,118	580
Prepaid expenses and other current assets	(1,173)	8,342	-	(11)	-	7,158	-	(22,908)	-	-	-	(22,908)	(500)	(27,456)	(350,001)	-	16,386	(361,571)	(50,961)
Intercompany receivables (1)	2,381	(2,634)	-	(529)	782	-	-	(1,623)	-	7	1,616	-	(13,078)	33,901	-	-	(20,823)	-	-
Inventories	-	(5,249)	-	-	-	(5,249)	-	17,265	-	-	-	17,265	-	4,459	-	-	-	4,459	628
Accounts payable	-	21,577	-	1,923	-	23,500	-	18,161	-	56	-	18,217	-	(29,017)	-	-	18,411	(10,606)	(1,495)
Other payables and accrued liabilities, and lease liabilities	1,269	(14,676)	-	1,907	-	(11,500)	4,026	4,226	-	-	-	8,252	25,531	(4,448)	-	-	(16,870)	4,213	594
Intercompany payables (1)	5,619	498	3	(5,629)	(682)	(191)	1,539	-	5	(54)	(1,490)	-	(33,989)	13,078	-	3	20,909	-	-
Related parties	-	(699)	-	-	-	(699)	-	877	-	-	-	877	2,901	48	-	-	-	2,949	416
Government grants	-	-	-	-	-	-	-	8,697	-	-	-	8,697	-	(2,542)	-	-	-	(2,542)	(358)
Other non-current assets	-	(208)	-	-	-	(208)	-	541	-	-	-	541	-	(153)	-	-	-	(153)	(22)
Net cash provided by (used in) operating activities	1,613	(19,904)	-	(2,360)	(11)	(20,662)	1	(11,372)	4	(91)	435	(11,023)	(21,045)	(5,272)	(350,003)	1	(103)	(376,422)	(53,056)
Net cash (used in) provided by operating activities - Discontinued operations		98		(301)		(203)	-	(3,898)	-	(217)	-	(4,115)	-	246	-	-	-	246	35
Net cash provided by(used in) provided by operating activities	1,613	(19,806)	-	(2,661)	(11)	(20,865)	1	(15,270)	4	(308)	435	(15,138)	(21,045)	(5,026)	(350,003)	1	(103)	(376,176)	(53,021)

Investing activities:
Payment for property and equipment	-	(5,860)	-	-	-	(5,860)	-	(2,593)	-	-	-	(2,593)		(971)			(971)	(137)
Payment for intangible assets	-	-	-	-	-	-	-	(307)	-	-	-	(307)		-			-	-
Cash received from consolidation, net of cash acquired	-	-	-	-	-	-	-	-	-	-	-	-		-			-	-
Proceeds from sale of property, plant and equipment						-						-		6,500			6,500	916
Disposal of discontinued operation						-						-		-			-	-
Net cash (used in) provided by investing activities - Continuing operations	-	(5,860)	-	-	-	(5,860)	-	(2,900)	-	-	-	(2,900)	-	5,529	-	-	-	5,529	779
Net cash used in provided by investing activities - Discontinued operations		28				28	-	-	-	-	-	-	-	-	-	(9)	-	(9)	(1)
Net cash (used in) provided by investing activities	-	(5,832)	-	-	-	(5,832)	-	(2,900)	-	-	-	(2,900)	-	5,529	-	(9)	-	5,520	778

Financing activities:
Proceeds from short-term borrowings	-	46,500	-	-	-	46,500	-	66,300	-	-	-	66,300	-	60,571	-	-	-	60,571	8,537
Loan received from a shareholder	-	5,980	-	-	-	5,980	-	4,010	-	-	-	4,010	20,546	21,250	-	-	-	41,796	5,891
Proceeds from long-term borrowings	-	9,000	-	-	-	9,000	-		-	-	-	-	-	-	-	-	-	-	-
Repayment of loan from a shareholder	-	(3,000)	-	-	-	(3,000)	-	(3,000)	-	-	-	(3,000)	-	(14,200)	-	-	-	(14,200)	(2,001)
Repayment of short-term borrowings	-	(41,520)	-	-	-	(41,520)	-	(48,145)	-	-	-	(48,145)	-	(57,557)	-	-	-	(57,557)	(8,112)
Repayments of long-term borrowings	-	(5,760)	-	-	-	(5,760)	-	(870)	-	-	-	(870)	-	(7,950)	-	-	-	(7,950)	(1,121)
Down payment for financing services	-	-	-	(19,003)	-	(19,003)	-	-	-	-	-	-	-	-	-	-	-	-	-
Contribution in a subsidiary by a shareholder	-	6,429	-	-	-	6,429	-	-	-	-	-	-	-		-	-	-	-	-
Payment of capital lease obligation						-						-	-	(498)	-	-	-	(498)	(70)
Proceeds from issuance of ordinary shares	-	-	-	88,262	-	88,262	-	-	-	-	-	-	-	-	350,001	-	-	350,001	49,331
Net cash provided by financing activities	-	17,629	-	69,259	-	86,888	-	18,295	-	-	-	18,295	20,546	1,616	350,001	-	-	372,163	52,455

Effect of exchange rate changes on cash and cash equivalent and restricted cash	(1,618)	(104)	-	(765)	11	(2,476)	-	(42)	-	5,464	(437)	4,985	498	330	-	2,329	77	3,234	456
Net increase (decrease) in cash and cash equivalent and restricted cash	(5)	(8,113)	-	65,833	-	57,715	1	83	4	5,156	(2)	5,242	(1)	2,449	(2)	2,321	(26)	4,741	668
Cash and cash equivalents and restricted cash at beginning of year	6	8,805	3	663	-	9,477	1	692	3	66,496	-	67,192	2	777	5	71,650	-	72,434	10,209
Cash and cash equivalents and restricted cash at end of year	1	692	3	66,496	-	67,192	2	776	6	71,652	(2)	72,434	1	3,226	3	73,971	(26)	77,175	10,877
Less: Cash and cash equivalent and restricted cash - Discontinued operations	-	(25)	-	(316)	-	(341)	-	(6)	-	(8)	-	(14)	-	-	-	-	-	-	-
Cash and cash equivalents and restricted cash at end of year - Continuing operations	1	667	3	66,180	-	66,851	2	770	6	71,644	(2)	72,420	1	3,226	3	73,971	(26)	77,175	10,877

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

Risk Factors Summary

Risks Related to Our Business and Industry

●	We have incurred significant losses and we may continue to experience losses in the future.

●	Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	The outbreak of the coronavirus in China and across the world may have a material adverse effect on our business.

●	We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

●	We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

●	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

●	Our international expansion is subject to a variety of costs and risks and we may not be successful, which could adversely affect our profitability and operating results.

●	Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

●	We operate in a rapidly evolving industry. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to a decline in our sustainable growth.

●	We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Inadequacy of skilled personnel may lead to decline in sales of mobile phones by us.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	We could be impacted by unfavorable results of legal proceedings, including the pending proceeding against Do Mobile, and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

●	Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets

●	We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

●	We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	We may be adversely affected by product liability exposure claims.

●	Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K. and PRC anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

●	Defaults under either of our loan agreements with each of SRCB and CRBZ could result in a substantial loss of our assets.

Risks Related to Our Corporate Structure

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

●	Minfei Bao, our founder, and director, and Min He, will continue to have significant influence over us after our initial public offering, including control over decisions that require the approval of shareholders, which could limit your ability to influence the outcome of matters submitted to shareholders for a vote.

●	We are a “controlled company” within the meaning of Nasdaq’s Rules and, as a result, may rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

●	We may become subject to taxation in the Cayman Islands, which would negatively affect our results.

●	We are subject to various changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or become worthless

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Subsidiary, limit our PRC Subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Risks Related to Our Ordinary Shares

●	The trading prices of our ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Sales of a substantial number of our ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	There are no assurance that our securities, including our ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Future issuance of our ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

●	Shares eligible for future sale may depress our stock price.

●	We may issue preference shares to investor that grant them superior rights than holders of our ordinary shares without obtaining shareholder approval.

●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our ordinary shares or if our operating results do not meet their expectations, the price of our ordinary shares could decline.

●	As a foreign private issuer, we are subject to different U.S. securities laws and NASDAQ governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our ordinary shares may have adverse United States federal income tax consequences.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2023 and 2024, respectively, we had losses from operations of RMB84.0 million and RMB 33.6 (US$4.7 million), and net losses of RMB90.0 million and RMB 62.2 (US$8.8 million). We also had net cash used by operating activities of RMB 15.1 million in fiscal year 2023, and cash used in operations of RMB 376.2 (US$53.0) in fiscal year 2024. We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

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

At March 31, 2024, we had cash on hand of $ 10.8 million. Of that amount, approximately $ 10.4 million was held in banks and other financial institutions in Hong Kong, and $ 0.4 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$ 63,903 based on the midpoint exchange rate for March 31, 2024 reported by “Historical Exchange Rates” at http://www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong.  We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong or mainland China financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2023 and 2024, respectively, we had accumulated deficit of RMB175.9 million and RMB 208.8 (US$29.3 million).  Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. For the year ended March 31, 2023, our top three customers accounted for approximately 22.2%, 12.9% and 12.9% of our net revenues. For the year ended March 31, 2024, our top three customers accounted for approximately 22.0%, 14.1%, and 11.6% of our net revenue.

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

The outbreak of the coronavirus in China and across the world may have a material adverse effect on our business.

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

As part of our business, we may receive and process information about our employees, customers and partners, and we may store (or contract with third parties to store) our customers’ data. There are numerous laws governing privacy and the storage, sharing, use, disclosure and protection of personally identifiable information and user data. Specifically, personally identifiable and other confidential information is increasingly subject to legislation and regulations in numerous domestic and international jurisdictions. The regulatory framework for privacy protection in China and worldwide, including the United States, is currently evolving and is likely to remain uncertain for the foreseeable future. We could be adversely affected if legislation or regulations in China and elsewhere on the world where we have business operations are expanded to require changes in business practices or privacy policies, or if the relevant governmental authorities in China and elsewhere on the world where we have business operations interpret or implement their legislation or regulations in ways that negatively affect our business, financial condition and results of operations.

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

We believe that patents, trademarks, trade secrets, copyright, software registration and other intellectual property we use are important to our business. We rely on a combination of patent, trademark, copyright, software registration and trade secret protection laws in China, the United States, the Philippines, Kenya and other jurisdictions, as well as confidentiality procedures and contractual provisions to protect our intellectual property and brand name. Risks related to mis-branded counterfeit, unlawful copying can lead to security problems, loss of consumer confidence, losing out on the brand image, reputation and goodwill Any failure by us to maintain or protect our intellectual property rights, including any unauthorized use of our intellectual property by third parties or use of “UTime” as a company name to conduct software or services business, may adversely affect our current and future revenues and our reputation.

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

We conduct our business throughout the world in multiple locations. Our corporate structure also spans multiple jurisdictions, with our parent company incorporated in the Cayman Islands and structured as a holding company and intermediate and operating subsidiaries incorporated in mainland China, and Hong Kong. As a result, we are exposed to risks typically associated with conducting business internationally, many of which are beyond our control. These risks include, among others:

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

We could be impacted by unfavorable results of legal proceedings and may, from time to time, be involved in future litigation in which substantial monetary damages are sought.

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian’an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. On December 24, 2021, Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (“Zunyi Intermediate Court”). On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. On December 22, 2022, Honghuagang Court issued the civil judgment (No. (2022) Qian 0302 Min Chu 9108) after retrial, ruling that UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. Utime GZ has appealed to Zunyi Intermediate Court. On April 26, 2023, the Zunyi Intermediate Court issued a civil ruling (No. (2023) Qian 03 Min Zhong No. 671). The Zunyi Intermediate Court rejected the appeal and upheld the original judgment. On May 29, 2023, Guangdong Jian’an, Utime GZ, Jietongda and Utime SZ entered into the Implementation of Settlement Agreement based on the civil judgment (No. (2022) Qian 0302 Minchu 9108), with Utime SZ as the guarantor. According to the Implementation of Settlement Agreement, with regard to the payment of RMB 223,0293.46 and the first instance case acceptance fee of RMB 25,440, starting from June 2023, Utime GZ and Jietongda promise to pay RMB 300,000 Guangdong Jian’an before the end of each month (“Settlement Payment”), and complete the above payment before the end of January 2024.  If either Utime SZ and Jietongda fails to make payment in accordance with this agreement, Guangdong Jian’an has the right to resume enforcement of all outstanding payments. As of the date of this annual report, the Settlement Payment has been paid by Jietongda.

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

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd. (“Jiayikang”) had a sales contract dispute. Jiayikang requests the judgment to 1) order the defendant UTime SZ to repay the outstanding payment to the plaintiff Jiayikang, totaling RMB 2,224,638.78; 2) order to calculate the loss of overdue payment from March 1, 2020 to the date when the principal of the loan has been fully repaid, with RMB 2,224,638.78 as the base number and 50% higher than the standard of one-year loan market quotation rate published by the National Interbank lending market Center authorized by the People’s Bank of China: the current loss of overdue payment is temporarily calculated to be RMB 354,736.94 by December 15, 2022. As of the date of this annual report, the Company is currently subject to ongoing appellate proceedings following a first-instance judgment (No. (2023) Yue 0304 Min Chu 13831) rendered by Futian Court on February 27, 2024.

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

We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K. and PRC anti-corruption and anti-bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

We are subject to anti-corruption and anti-bribery laws in the United States, United Kingdom, and China that prohibit certain improper payments made directly or indirectly to government departments, agencies, and instrumentalities; officials of those government departments, agencies, and instrumentalities; political parties and their officials; candidates for political office; officials of public international organizations; persons acting on behalf of the foregoing; and commercial counterparties. These laws include the U.S. Foreign Corrupt Practices Act, the PRC Criminal Law, the PRC Anti-Unfair Competition Law.

We are engaged in business in a number of countries that are regarded as posing significant risks of corruption. Of particular note, we conduct operations, have agreements with state-controlled enterprises and other third parties and make sales in the PRC, which may be exposed to corruption risk. It is our policy to implement safeguards and procedures to prohibit these practices by our employees, officers, directors, or by third parties acting on our behalf. However, we cannot rule out the risk that any of our employees, officers, directors, or third parties acting on our behalf may engage in breaches of our policies or anti-corruption laws, for which we might be held responsible.

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

We are a holding company and conduct substantially all of our business through our operating subsidiaries, including limited liability companies established in China. We will rely on dividends paid by our subsidiaries for our cash needs, including the funds necessary to pay dividends and other cash distributions to our shareholders, to service any debt we may incur and to pay our operating expenses.

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

As of the date of this annual report, Minfei Bao beneficially owns 4,380,000 of our ordinary shares, or 1.12% of our issued and outstanding ordinary shares, through Grandsky Phoenix Limited, a British Virgin Islands company, of which Mr. Bao controls 100% of the equity interest. As of the date of this annual report, Min He, one of our directors, beneficially owns 137,793 of our ordinary shares, or 0.04% of our issued and outstanding ordinary shares through HMercury Capital Limited, a British Virgin Islands company, of which Mr. He is the controlling shareholder.   As long as Mr. Bao owns or controls a significant amount of our outstanding voting power of our ordinary shares, Mr. Bao, or Mr. Bao and Mr. He, if they act together, has or have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other shareholders may vote, including:

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

In the opinion of Zhejiang Taihang Law Firm, our PRC legal counsel, (i) the ownership structures of the VIE in China and UTime WFOE, both currently and immediately after giving effect to our initial public offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between UTime WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The contractual arrangements have not been tested in a court of law. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

Our PRC legal counsel, Zhejiang Taihang Law Firm, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) from the view of the internal logical relations of the Article 177, it seems that the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on NASDAQ, from providing the required documents or information to NASDAQ or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177. However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

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

Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. The draft Regulations on Network Data Security will accept public comments until December 13, 2021. We do not believe the VIE or the VIE’s subsidiaries are among the “operator of critical information infrastructure,” “data processor” carrying out data processing activities that affect or may affect national security, or “operator of network platform” holding personal information of more than one million users as mentioned above, however, the revised draft Regulations on Network Data Security is in the process of being formulated and subject to further changes, and the Opinions remain unclear on how it will be interpreted, amended and implemented by the relevant PRC governmental authorities.

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

As of the date of this annual report, we had450,930,953ordinary shares outstanding. All of the ordinary shares of held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

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

ITEM 4. INFORMATION ON THE COMPANY

4A. History and Development of the Company

We commenced our operations in June 2008 through UTime SZ, a PRC company established by Mr. Bao, Mr. Junlin Zhou and Mr. Bo Tang. As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% of the equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired the equity interests of UTime SZ held by Mr. Zhou and Mr. Tang and became UTime SZ’s sole shareholder. In April 2019, UTime SZ approved a board resolution and in August 2019 approved a shareholder resolution, both of which approved Mr. He, the controlling shareholder of HMercury Capital Limited, to purchase a RMB21.4 million equity interest in UTime SZ which has been received. On September 3, 2019, UTime SZ approved a shareholder resolution to allow Mr. Bao to invest an additional RMB23.9 million equity interest in UTime SZ, for which the consideration primarily consisted of the amount due to Kaiweixin of RMB23.0 million as of March 31, 2019. Kaiweixin was controlled by Mr. Bao through an entrust agreement with Mr. Wukai Song, who owned 100% of equity interest of Kaiweixin and Mr. Bao assumed all creditor rights after Kaiweixin was deregistered on June 21, 2019. As of the date of this annual report, Mr. Bao and Mr. He held 96.95% and 3.05% equity interests of UTime SZ, respectively.

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

On April 29, 2020, the Company approved a board resolution that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved a board resolution and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 1.12% of equity interest and 137,793 ordinary shares, representing 0.04% of equity interest of the Company, respectively, as of the date of this annual report.

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

On August 2, 2023, the Company closed its subsidiary in India, UTime India.

On August 28, 2023, the Company announced a change of trading symbol for its ordinary shares from “UTME” to “WTO”, which became effective on September 5, 2023.

On November 15, 2023, the Company entered into a securities purchase agreement with certain non-U.S. persons, pursuant to which the Company agreed to sell an aggregate of 373,846,160 units, each of which consists of one ordinary share and a warrant to purchase three ordinary shares with an initial exercise price of $0.33, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $48.6 million. This transaction closed on March 18, 2024 after the Company obtained its shareholders’ approval at its 2023 extraordinary general meeting of shareholders and the satisfaction of all other closing conditions.

On December 19, 2023, the Company, through its 2023 extraordinary general meeting of shareholders, approved a share consolidation of the Company’s ordinary shares at a ratio of one-for-twenty-five, and increased its authorized share capital from US$15,000 to US$100,000, consisting of 990,000,000 ordinary Shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each.

On February 27, 2024, the Company established a subsidiary, Changsha UTime Business Management Co., Ltd. (“Changsha UTime”), in China. Changsha UTime is a wholly owned subsidiary of Shenzhen UTime Technology Consulting Co., Ltd.

The following diagram illustrates our corporate structure as of the date of this annual report.

Ownership and Organization Chart

Minfei Bao
HMercury Capital Limited (BVI)
Grandsky Phoenix Limited (BVI)
0.04%
1.12%
Listing Entities
Operating Entities
Contractual Agreements
UTime Limited (Cayman Island)
Bridgetime Limited (BVI)
100%
UTime International Limited (Hong Kong)
100%
Shenzhen United Time Technology Consulting Co., Ltd. (China)
100%
Changsha UTime Business Management Co., Ltd. (China)
Contractual Agreements
96.95%
Minfei Bao
United Time Technology Co., Ltd. (China)
Min He
3.05%
100%
100%
Guizhou United Time Technology Co., Ltd (China)
UTime Technology (HK) Co., Ltd (Hong Kong)
100%
Guangxi UTime Technology Co., Ltd. (China)

As of the date of this annual report, details of the material subsidiaries of the Company and UTime SZ are set forth below:

Name	Date of Incorporation	Jurisdiction of Incorporation	Percentage of beneficial ownership	Principal Activities
Subsidiaries of the Company
UTime International Limited	November 1, 2018	Hong Kong	100%	Investment holding company
Shenzhen UTime Technology Consulting Co., Ltd.	December 18, 2018	China	100%	Investment holding company
Bridgetime Limited	September 5, 2016	British Virgin Island	100%	Investment holding company
Changsha UTime Business Management Co., Ltd	February 27, 2024	China	100%	Trading

VIE
United Time Technology Co., Ltd.	June 12, 2008	China	100%	Research and development of products, and sales

Subsidiaries of the VIE
Guizhou United Time Technology Co., Ltd. (“UTime GZ”)	September 23, 2016	China	UTime SZ’s subsidiary	Manufacturing
UTime Technology (HK) Company Limited (“UTime Trading”)	June 25, 2015	Hong Kong	UTime SZ’s subsidiary	Trading
Guangxi Utime Technology Co., Ltd. (“UTime Guangxi”)	November 1, 2021	China	UTime Trading’s Subsidiary	Manufacturing of mobile devices and components

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

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2022, 2023 and 2024:

	Year ended March 31,
	2022		2023		2024
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	111,066	40.3	106,279	53	105,277	14,838	61.2
Smart phone	154,143	56	73,819	36.8	41,348	5,828	24
Others	10,299	3.7	20,449	10.2	25,531	3,598	14.8
Total	275,508	100	200,547	100	172,156	24,264	100

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

Customers

The majority of our selling items are the feature phones and the smartphones as mentioned above. Our sales depend heavily on our major clients, Zhuohang electronic technology Limited, TCL Communication Limited, and Shenzhen Shixun Chuangxin Technology Co.,Ltd, representing 22.0%, 14.1% and 11.6% of the total revenue for fiscal year 2024, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our top three customers for the fiscal year 2024:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	Zhuohang electronic technology Limited	ODM	22.0%
Asia	TCL Communication Limited	ODM	14.1%
Asia	Shenzhen Shixun Chuangxin Technology Co.,Ltd	ODM	11.6%

The following is a list of our top three customers for the fiscal year 2023:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	22.2%
Africa	Vida Resources Pte Ltd.	ODM	12.9%
Mexico	Soluciones Profesionales Empresariales En Revolucion Sa. De. CV	ODM	12.9%

The following is a list of our top three customers for the fiscal year 2022:

Country/Area	Customer	Brand	Percentage of total revenue
South America	Philco Eletronicos S/A	ODM	42.3%
Asia	TCL Communication Limited	ODM	19.8%
United States	PCD International	ODM	5.5%

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

India

We have closed our Indian subsidiary due to our strategic shift. Our Indian operations were maintained at a limited level since fiscal year 2022.

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

Our Competitive Strengths

We believe that the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

●	Experienced management. Our core management team members (Chief Executive Officer, Chief Operating Officer and Chief Manufacturing Officer) have at least 10 years of experience in the mobile phone industry, and most of them formerly worked at well-known publicly traded companies.

●	Comprehensive global industry ecosystem. Our integration of development, manufacturing, PCBA, Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services in China, Africa, the United States and South America, combined with our extensive industry experience, provides us a comprehensive global ecosystem for our products. We acquired two companies in Mexico which are mainly focus on business with telecom carriers and manage local distributors and after-sales services.

●	Strong production capacity. Currently, we have six high-end Surface Mounting Technology (“SMT”) production lines and test lines, eleven assembly lines of which six lines are leased, and four leased packaging lines. Each SMT has a production capacity of 600,000 units per month, and our monthly assembling capacity has reached over one million units. Due to the seasonality of the mobile phone industry, we also cooperate with six manufacturers to fulfill our peak season orders, and we believe this strategy is cost-effective.

●	Niche market positioning. We have accumulated extensive business resources and partners both domestic and abroad over the past 10 years, and we have laid our focus in the middle and low-end markets of developing countries, where the markets are fairly new and generally devoid of intense competition that could create new demands, ahead of our competitors in the same industry segment, such as the markets in Mexico.

●	Cost-effective products. We primarily cover two product categories: 13 types of smartphones and 8 types of feature phones. We believe our products are comparable in quality to the large brands and are price competitive. We believe we fit the needs of low-to-mid income groups of many developing countries and we believe we avoid the vicious competition from large international brands.

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

As of the date of this annual report, we had obtained 50 patents and 43 registered software copyrights, registered 39 trademarks inside and outside of China, and submitted nil additional trademark applications.

Patents. We had 50 registered patents in China, which cover technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ owning 38 UTime NN owning 4 and UTime GZ owning 8. Among them, 28 registered patents were granted as utility model patents, 18 registered patents were granted as design patents and 4 registered patents were granted as invention patents. We also have 0 pending patent in China.

Software copyrights. We maintain a portfolio of copyright-protected software. We had 43 registered software copyrights in China.

Trademarks. We had 18 registered trademarks in China and 21 registered trademarks outside of China in Africa, Asia, America and Europe. We also have nil pending trademark applications outside of China in the Philippines, Kenya and other jurisdictions.

Domain names. We had 7 registered domain names in China and 8 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this annual report, we had 172 full-time employees and nil part-time employees.  Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
Administration and Human Resources	13	7.6%
Finance and Accounting	9	5.2%
Production	74	43.0%
Procurement	5	2.9%
Sales and Marketing	16	9.3%
Customer Services	1	0.6%
Research and Development	16	9.3%
Quality Control	25	14.5%
Project and Scheduling	13	7.6%
Total	172	100%

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

As of the date of this annual report, we had 50 patents granted in China.

Trademark Law

The PRC Trademark Law and its implementation rules protect registered trademarks. The PRC Trademark Office of National Intellectual Property Administration is responsible for the registration and administration of trademarks throughout the PRC. The Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. The validity period of registered trademarks is ten years from the date of approval of trademark application, and may be renewed for another ten years provided relevant application procedures have been completed within twelve months before the end of the validity period. As of the date of this annual report, we owned 18 registered trademarks in different applicable trademark categories in China and we owned 21 registered trademarks in different applicable trademark categories outside of China and were in the process of applying to register nil trademarks outside of China.

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

As of the date of this annual report, we had registered 43 software copyrights in China.

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

As of the date of this annual report, we had registered 15 domain names.

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

5A. Operating Results

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including Mexico, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the fiscal years ended March 31, 2022, 2023 and 2024.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the fiscal years indicated (excluding revenue from discontinued operations):

	Year ended March 31,
	2022		2023		2024
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	273,922	100	197,564	100	172,156	24,264	100
In-house brand	-	-	-	-	-	-	-
Total	273,922	100	197,564	100	172,156	24,264	100

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2022		2023		2024
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	110,025	40.2	106,150	53.7	105,277	14,838	61.2
Smart phone	153,754	56.1	70,965	35.9	41,348	5,828	24.0
Others	10,143	3.7	20,449	10.4	25,531	3,598	14.8
Total	273,922	100	197,564	100	172,156	24,264	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2022		2023		2024
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
PRC	70,314	25.7	82,481	41.7	106,216	14,971	61.7
Hong Kong	18,949	6.90	14,228	7.20	-	-	-
Africa	25,905	9.5	39,515	20	21,478	3,027	12.5
The United States	28,154	10.3	18,158	9.2	15,415	2,173	9.0
Mexico	12,315	4.5	26,199	13.3	8,465	1,193	4.9
South America	118,285	43.2	951	0.5	14,431	2,033	8.4
Japan	-	-	16,032	8.1	6,151	867	3.6
Total	273,922	100	197,564	100	172,156	24,264	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss (income) for the fiscal years ended March 31, 2022 and 2023:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	273,922	197,564	172,156	24,264
Costs of sales	259,904	167,143	163,286	23,014
Gross profit	14,018	30,421	8,870	1,250
Operating expenses	44,619	108,026	39,010	5,498
Interest expenses	4,875	6,149	3,617	510
Income (loss) before income taxes	(35,476)	(83,754)	(33,757)	(4,758)
Income tax benefit	(46)	(171)	(171)	(24)
Net loss from continuing operations	(35,430)	(83,583)	(33,586)	(4,734)

●	We incurred net loss of RMB35.4 million and net loss of RMB83.6 million for the fiscal years ended March 31, 2022 and 2023, respectively. The 136% increase in loss was mainly due to the decrease of gross profit, increase of operating expenses and increase of interest expenses. For the fiscal years ended March 31, 2023 and 2024, we incurred net loss of RMB83.6 million and RMB33.6 million (US$4.7 million). The 59.8% decrease in loss was mainly due to the decrease of operating expenses and decrease of interest expenses, partially offset by the decrease of gross profit.

●	OEM/ODM revenue decreased from RMB274.0 million for the year ended March 31, 2022 to RMB197.6 million for the year ended March 31, 2023, representing a 28% decrease, which was mainly due to the decrease in smart phone and feature phone sales to customers in South America and the United states, partially offset by the increase in OEM/ODM sales in Mexico, Japan, Africa and China. OEM/ODM revenue decreased from RMB197.6 million for the year ended March 31, 2023 to RMB172.2 million (US$24.3 million) for the year ended March 31, 2024, representing a 13% decrease, which was mainly due to the decrease in smart phone and feature phone sales to customers in Mexico, Japan, Africa and the United states, partially offset by the increase in OEM/ODM sales in South America and China.

●	We established sales channels in Mexico, Japan and Africa in 2022. We had a rapid growth in OEM/ODM revenue, especially in sales of feature phone and tablets, in these areas, such that aggregate sales in Mexico, Japan, and Africa contributed 14% and 41.4% of total revenue for the fiscal year ended March 31, 2022 and 2023, respectively. We switched our focus to Mainland China and South America markets, which showed great market potentials in the years ended March 31, 2023 and 2024. Aggregate sales in Mainland China and South America contributed 42.2% and 70.1% of total revenue for the fiscal year ended March 31, 2023 and 2024, respectively.

●	Operating expenses consist of selling expenses, general and administrative expenses, research and development (“R&D”) expenses and other (income) expense. The increase in operating expense for the fiscal year ended March 31, 2023 (compared to year ended March 31, 2022) was mainly due to the increase in general and administrative expenses, increase in R&D expenses and increase in selling expenses. The decrease in operating expense for the fiscal year ended March 31, 2024 (compared to year ended March 31, 2023) was mainly due to the decrease in general and administrative expenses and decrease in selling expenses.

●	Exchange rate between RMB and US Dollar considerably affected our financial results as approximately 40%-60% of our products were sold to customers outside of mainland China, and the exchange rate between the US Dollar and RMB considerably affected our financial results. We incurred RMB2.2 million exchange loss, and RMB4 million and RMB4.9 million of exchange gain for fiscal years ended March 31, 2022, 2023 and 2024, respectively, mainly due to fluctuations of exchange rates of RMB against US Dollar.

●	We provided RMB1.7 million, wrote off RMB0.4 million and provided RMB 0.7 million of impairment reserve on obsolete inventory for the fiscal years ended March 31, 2022, 2023 and 2024. We also provided allowance of RMB1.4 million and RMB nil and RMB 0.2 million on doubtful receivables for the fiscal years ended March 31, 2022, 2023 and 2024, respectively.

Comparison of the fiscal years ended March 31, 2024 and 2023

Revenue

Revenue for the year ended March 31, 2024 was RMB172.2 million (US$24.3 million), a decrease of RMB25.4 million, or 12.9%, from RMB197.6 million for the year ended March 31, 2023. The decrease was attributable to the decrease in OEM/ODM sales.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2024 was RMB163.3 million (US$23 million), a decrease of RMB3.8 million, or 2.3%, from RMB167.1 million for the year ended March 31, 2023. The decrease was mainly due to the decrease of sales volume and change of product mix.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We wrote off impairment reserve of RMB0.4 million and provided impairment reserve of RMB 0.7 million on obsolete inventory, which are recorded in cost of sales for the years ended March 31, 2023 and 2024.

Gross profit

Gross profit for the year ended March 31, 2024 was RMB8.9 million (US$1.3 million), representing a decrease of RMB21.5 million, or 70.8%, from the gross profit of RMB30.4 million for the year ended March 31, 2023 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2024 was 5.2%, or 10.2% lower, as compared to gross profit margin of 15.4% for the fiscal year ended March 31, 2023. The decrease was mainly due to decrease of average selling price of feature phones and the increasing unit cost of materials.

Operating expenses

	Year ended March 31,
	2023		2024
	RMB	US$	RMB	US$
	(in thousands)
Selling expenses	7,373	1,073	6,356	896
General and administrative expenses(1)	89,206	12,982	24,065	3,392
R&D related expenses(1)	15,980	2,325	16,646	2,346
Other (income) expenses, net	(4,533)	(660)	(8,057)	(1,136)
Total	108,026	15,720	39,010	5,498

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses decreased by RMB69 million, or 63.9%, from RMB108 million for the year ended March 31, 2023 to RMB39 million (US$5.5 million) for year ended March 31, 2022. The net decrease in our operating expenses was attributed to (i) decrease in general and administrative expenses by RMB65.1 million (ii) increase in R&D expenses by RMB0.6 million (iii) decrease in selling expenses by RMB1.0 million and (iv) net increase of other income by RMB3.5 million for the year ended March 31, 2024.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase expenses on consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The decrease was mainly due to (i) issuance of 5,300,000 shares of common stock valued at $9,301,500 to participants in September 2022, and (ii) decrease in manpower costs due to optimization of resources.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in R&D expenses incurred in the UTime Guangxi. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses, net for the year ended March 31, 2024 was net income of RMB8.1 million (US$1.1 million), as compared to net income of RMB4.5 million for the year ended March 31, 2023. The increase of income was mainly attributed to the exchange gain due to appreciation of U.S. Dollar against RMB and increase in government subsidy.

Income tax benefits

Income tax deferred benefit is RMB0.1 million for the years ended March 31, 2023 and 2024.

Net loss

As a result of the above, net loss was RMB33.6 million (US$4.7 million) for the year ended March 31, 2024 compared to net loss of RMB83.6 million for the year ended March 31, 2023.

Comparison of the fiscal years ended March 31, 2023 and 2022

Revenue

Revenue for the year ended March 31, 2023 was RMB197.6 million (US$28.8 million), a decrease of RMB76.3 million, or 27.9%, from RMB273.9 million for the year ended March 31, 2022. The decrease was attributable to the decrease in OEM/ODM sales.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2023 was RMB167.1 million (US$24.3 million), a decrease of RMB92.8 million, or 35.7%, from RMB259.9 million for the year ended March 31, 2022. The decrease was mainly due to the decrease of sales volume and change of product mix.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We provided impairment reserve on obsolete inventory of RMB0.3 million and wrote off RMB0.4 million (US$0.06 million), which are recorded in cost of sales for the year ended March 31, 2022 and 2023.

Gross profit

Gross profit for the year ended March 31, 2023 was RMB30.4 million (US$4.4 million), representing an increase of RMB16.4 million, or 117.1%, from the gross profit of RMB14.0 million for the year ended March 31, 2022 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2023 was 15.4%, or 10.3% higher, as compared to gross profit margin of 5.1% for the fiscal year ended March 31, 2022. The increase was mainly due to increase of sales of higher-end feature phones, tablets and technical services provided to customers, which had contributed to higher margin in the year ended March 31, 2023.

Operating expenses

	Year ended March 31,
	2022		2023
	RMB	US$	RMB	US$
	(in thousands)
Selling expenses	5,282	832	7,373	1,073
General and administrative expenses(1)	23,762	3,743	89,206	12,982
R&D related expenses(1)	14,070	2,216	15,980	2,325
Other (income) expenses, net	1,505	237	(4,533)	(660)
Total	44,619	7,029	108,026	15,720

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses increased by RMB63.4 million, or 142.1%, from RMB44.6 million for the year ended March 31, 2022 to RMB108 million (US$15.7 million) for year ended March 31, 2023. The net increase in our operating expenses was attributed to (i) increase in general and administrative expenses by RMB65.4 million (ii) increase in R&D expenses by RMB1.9 million (iii) increase in selling expenses by RMB2.1 million and (iv) net increase of other income by RMB6.0 million for the year ended March 31, 2023.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase expenses on moulds and consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The increase was mainly due to (i) issuance of 5,300,000 shares of common stock valued at $9,301,500 to participants and (ii) increase in manpower costs in new subsidiaries in Guangxi, China.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in R&D expenses incurred in the new subsidiary in Guangxi, China. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses, net for the year ended March 31, 2023 was net income of RMB4.5 million (US$0.7 million), as compared to net expense of RMB1.5 million for the year ended March 31, 2022. The increase of income was mainly attributed to the exchange gain due to appreciation of U.S. Dollar against RMB and changes in doubtful account provision, partially offset by decrease in government subsidy.

Income tax expenses (benefits)

Income tax deferred benefit is RMB0.05 million and RMB0.1 million for the year ended March 31, 2022 and 2023, respectively.

Net loss

As a result of the above, net loss was RMB83.6 million (US$12.1 million) for the year ended March 31, 2023 compared to net loss of RMB35.4 million for the year ended March 31, 2022.

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2022	2023	2024
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used) in operating activities	(20,865)	(15,138)	(376,176)	(53,021)
Net cash used in investing activity	(5,832)	(2,900)	5,520	778
Net cash provided by financing activities	86,888	18,295	372,163	52,455
Effect of exchange rate changes on cash and cash equivalents	(2,476)	4,985	3,234	456
Net increase (decrease) in cash and cash equivalents and restricted cash	57,715	5,242	4,741	668

We had cash, cash equivalent and restricted cash of approximate RMB67.2 million, RMB72.4 million and RMB77.2 million (US$10.9 million) as of March 31, 2022 and 2023 and March 31, 2024, respectively.

Operating activities

Net cash used in operating activities was RMB376.2 million (US$53 million) for the year ended March 31, 2024. The balance represented a decrease of cash flow of RMB361.1 million from RMB15.1 million used in the year ended March 31, 2023. Total net loss for the year ended March 31, 2024 was RMB62.2 million (US$8.8 million), including a loss of RMB28.6 million from discontinued operations. The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2024. Major changes are i) decrease of accounts receivable in the amount of RMB4.1 million (US$0.6 million, an increase to cash) resulted from a decline in sales, ii) decrease of accounts payable in the amount of RMB10.6 million (US$1.5 million, a decrease to cash), iii) decrease of RMB4.5 million (US$0.6 million, an increase to cash) in the ending inventory balance as of March 31, 2024, iv) increase of RMB361.6 million (US$51.0 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) increase of RMB4.2 million (US$0.6 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB2.9 million (US$0.4 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2024. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB6.7 million (US$0.9 million), provision of impairment reserve of RMB 0.7 million on obsolete inventory, provision for doubtful account of RMB0.2 million (US$0.02 million) and issuance of common stock as incentive of RMB8.9 million (US$1.3 million).

Net cash used in operating activities was RMB15.1 million (US$2.2 million) for the year ended March 31, 2023. The balance represented an increase of cash flow of RMB5.8 million (US$1.1 million), or 27.5%, from RMB20.9 million used in the year ended March 31, 2022. Net loss for the year ended March 31, 2023 was RMB90.0 million (US$13.1 million), including a loss RMB6.4 million from discontinued operations.. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2023. Major changes are i) increase of accounts receivable in the amount of RMB27.5 million (US$4.0 million, a decrease to cash) resulted from a decline in sales, ii) increase of accounts payable in the amount of RMB18.2 million (US$2.7 million, an increase to cash), iii) decrease of RMB17.3 million (US$2.5 million, an increase to cash) in the ending inventory balance as of March 31, 2023, iv) increase of RMB22.9 million (US$3.3 million) in prepayment and other current assets (a decrease to net cash) v) increase of RMB8.3 million (US$1.2 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB0.9 million (US$0.1 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2023. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB5.8 million (US$0.8 million), written-off provision for obsolete inventory of RMB0.4 million (US$0.1 million), and issuance of common stock as incentive of RMB63.7 million (US$9.3 million).

Investing activities

Net cash provided by investing activities for fiscal year ended March 31, 2024 was RMB5.5 million (US$0.8 million) as compared to net cash used in investing activities of RMB2.9 million for the fiscal year ended March 31, 2023. Cash proceed of RMB6.5 million (US$0.9 million) was received for sale-leaseback of equipment.

Net cash used in investing activities for fiscal year ended March 31, 2023 was RMB2.9 million (US$0.4 million) as compared to net cash used in investing activities of RMB5.8 million for the fiscal year ended March 31, 2022. Cash used in the year ended March 31, 2022 were for payments of property and equipment of RMB2.6 million (US$0.4 million).

Financing activities

Net cash provided by financing activities for year ended March 31, 2024 was RMB372.1 million (US$52.5 million) as compared to RMB18.3 million for the year ended March 31, 2022. The cash inflow was mainly attributable to proceeds from issuance of common stock to non-U.S. Persons in March 2024.

Net cash provided by financing activities for year ended March 31, 2023 was RMB18.3 million (US$2.7 million) as compared to RMB86.9 million for the year ended March 31, 2022. The cash inflow was mainly attributable to proceeds from short-term borrowings.

Contractual Obligations

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

Financing with Sale-Leaseback

UTime Guangxi entered into a sale-leaseback arrangement (the “Lease Financing Agreement”) with Chailease International Financial Leasing Corp. (“CIFLC”) on January 31, 2024, for a total financing proceeds in the amount of RMB 6.5 million (approximately US$0.9 million). Under the sale-leaseback arrangement, UTime Guangxi sold the Leased Equipment to CIFLC for RMB 6.5 million (approximately US$0.9 million). Concurrent with the sale of equipment, UTime Guangxi leases back the equipment sold to CIFLC for a lease term of five years. At the end of the lease term, UTime Guangxi may buy back the Leased Equipment for free. The Leased Equipment in amount of RMB 6.5 million was recorded as right of use assets and the net present value of the minimum lease payments was recorded as lease liability and calculated with CIFLC’s implicit interest rate of 10.7% per annum and stated at RMB 6.45 million at the inception of the lease on January 31, 2024.

UTime Guangxi made payments due according to the schedule. As of March 31, 2024, the balance of Leased Equipment net of amortization was RMB 6.46 million. The lease liability was RMB 3.1 million and its current portion in the amount of RMB 2.9 million as of March 31, 2024.

The following table sets forth our contractual obligations as of March 31, 2024, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	56,949	56,949	-	-	-
Current portion of long-term borrowings	-	-	-	-	-
Long term borrowings	-	-	-	-	-
Operating lease payments	11,931	4,575	4,575	2,781	-
Finance lease payments	6,715	3,390	3,104	78	143
Total	75,595	64,914	7,679	2,859	143

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

OEM/ODM orders were our principal source of revenue for the fiscal years ended March 31, 2023 and 2024, respectively. Sustaining the customer source may help us secure our OEM/ODM orders. We developed a few new customers in mainland China and South America. We also developed business in Mexico and Africa. During the fiscal year ended March 31, 2023 and 2024, aggregate sales in mainland China, South America, Mexico, and Africa contributed 75.5% and 87.5% of total revenue, respectively.

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

Name	Age	Position
Hengcong Qiu	39	Chief Executive Officer and Chairman of the Board of Directors
Minfei Bao	51	Director
Yihuang Chen	44	Chief Operating Officer
Honggang Cao	43	Chief Manufacturing Officer
Shibin Yu	40	Chief Financial Officer
Xiaoqian Jia	41	Independent Director and Chair of Nominating and Corporate Governance Committee
Na Cai	38	Independent Director and Chair of Audit Committee
Hailin Xie	44	Independent Director and Chair of Compensation Committee

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

6.B. Compensation

For the fiscal years ended March 31, 2024, we paid an aggregate of RMB 0.7 million (approximately $ 0.1 million) to our executive officers, and we paid an aggregate of US$ nil cash compensation   to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2024.

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

6.E. Share Ownership

As of July 29, 2024, there are 450,930,953 ordinary shares issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 450,930,953 ordinary shares outstanding as of July 29, 2024.

The following table sets forth information with respect to the beneficial ownership of our common shares as of July 29, 2024 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

Unless otherwise noted below, the address for each listed shareholder, director or executive officer is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Hengcong Qiu	-	-
Minfei Bao	4,380,000	0.97
Yihuang Chen	-
Honggang Cao	-
Shibin Yu	-	-
Xiaoqian Jia	-	-
Na Cai	-	-
Hailin Xie	-	-
All directors and executive officers as a group (eight persons)	4,380,000	0.97
Principal Shareholders:

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

None of our major shareholders have differing voting rights, and as of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Incentive Compensation

On April 24, 2024, we registered an aggregate of 58,817,092 ordinary shares, par value US$0.0001 per share, reserved for issuance under the UTime Limited 2024 Performance Incentive Plan (the “Plan”).

We have not issued any shares as of the date of this report.

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

The shares that may be issued under this Plan shall be the Company’s authorized but unissued Ordinary Shares and any Ordinary Shares held as treasury shares. The maximum number of Ordinary Shares that may be issued pursuant to awards granted to each Eligible Person under this Plan is equal to 58,817,092 Ordinary Shares; the maximum number of Ordinary Shares that may be issued under this Plan is 58,817,092 Ordinary Shares.

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

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

Not applicable.

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

As of the date of this annual report, the Company has amounts due to Mr. Bao of RMB11.8 million (US$1.7 million).

Loans from Mr. Bao

As of March 31, 2024, a loan balance of RMB 11.5 (US$ 1.6 million) was included in the total amounts due to Mr. Bao. See “Due to Related Parties” above.

Variable Interest Entity Arrangements

See “History and Corporate Structure - Contractual Arrangements with the VIE and its Respective Shareholders.”

Share Issuances

In April 2020, we repurchased 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from our shareholders Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. Both Grandsky Phoenix Limited and HMercury Capital Limited confirmed that they have opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. On November 7, 2022, we issued the aggregate of 5,300,000 ordinary shares, par value US$0.0001 per share under the UTime Limited 2022 Performance Incentive Plan (the “Plan”). As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 4,380,000 ordinary shares, representing 1.12% of equity interest and 137,793 ordinary shares, representing 0.04% of equity interest of the Company, respectively, as of the date of this annual report.

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

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian ‘an”), on December 1, 2021, the People’s Court of Honghuagang District of Zunyi City, Guizhou Province (“Honghuagang Court”) issued the civil judgment (No. (2021) Qian 0302 Min Chu 20364 ), ruling that the defendant UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian ‘an within 10 days from the effective date of the judgment. On December 24, 2021, Utime GZ has appealed to the Intermediate People’s Court of Zunyi City, Guizhou Province (Zunyi Intermediate Court). On April 25, 2022, the Intermediate People’s Court of Zunyi City issued a civil ruling (No. (2022) Qian 03 Min Zhong 642). The Zunyi Intermediate Court held that the facts determined in the first instance were basically unclear and ruled to revoke the civil judgment of No. (2021) Qian 0302 Min Chu 20364. The case was remanded to the Honghuagang Court for retrial. On December 22, 2022, Honghuagang Court issued the civil judgment (No. (2022) Qian 0302 Min Chu 9108) after retrial, ruling that UTime GZ shall pay the amount of RMB 2,230,293.46 to the plaintiff Guangdong Jian’an within 10 days from the effective date of the judgment. Utime GZ has appealed to Zunyi Intermediate Court. On April 26, 2023, the Zunyi Intermediate Court issued a civil ruling (No. (2023) Qian 03 Min Zhong No. 671). The Zunyi Intermediate Court rejected the appeal and upheld the original judgment. On May 29, 2023, Guangdong Jian’an, Utime GZ, Jietongda and Utime SZ entered into the Implementation of Settlement Agreement based on the civil judgment (No. (2022) Qian 0302 Minchu 9108), with Utime SZ as the guarantor. According to the Implementation of Settlement Agreement, with regard to the payment of RMB 223,0293.46 and the first instance case acceptance fee of RMB 25,440, starting from June 2023, Utime GZ and Jietongda promise to pay RMB 300,000 Guangdong Jian’an before the end of each month (“Settlement Payment”), and complete the above payment before the end of January 2024. If either Utime SZ and Jietongda fails to make payment in accordance with this agreement, Guangdong Jian’an has the right to resume enforcement of all outstanding payments. As of the date of this annual report, the Settlement Payment has been paid by Jietongda.

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

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd(“Jiayikang”) had a sales contract dispute. Jiayikang, which was heard by Futian Court on May 6, 2023. Jiayikang requests the judgment to 1) order the defendant UTime SZ to repay the outstanding payment to the plaintiff Jiayikang, totaling RMB 2,224,638.78; 2) order to calculate the loss of overdue payment from March 1, 2020 to the date when the principal of the loan has been fully repaid, with RMB 2,224,638.78 as the base number and 50% higher than the standard of one-year loan market quotation rate published by the National Interbank lending market Center authorized by the People’s Bank of China: the current loss of overdue payment is temporarily calculated to be RMB 354,736.94 by December 15, 2022. As of the date of this annual report, the Company is currently subject to ongoing appellate proceedings following a first-instance judgment (No. (2023) Yue 0304 Min Chu 13831) rendered by Futian court on February 27, 2024.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our ordinary shares, par value $0.0001 per share, used to be listed for trading on the NASDAQ Capital Market under the symbol “UTME” since April 5, 2021. We later changed the symbol from “UTIME” to “WTO”, effective on September 5, 2023.

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

Our authorized share capital is US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each, comprising of of 990,000,000 ordinary shares, par value $0.0001 per share, and 10,000,000 preference shares, par value $0.0001 per share. As of the date of this annual report, 450,930,953 ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

10.C. Material Contracts

Below is a summary of current material contracts to which we are a party as of the date this annual report:

Purchase Agreements (Production line purchase agreements)

Procurement Agreement	Guangxi Utime Technology Co., Ltd.	P.J. Advisory Company Limited	January 15, 2022	N/A
Purchase Agreement	Guangxi Utime Technology Co., Ltd.	Shenzhen Chuangbaili Industrial Equipment Co., Ltd.	March 11, 2022	N/A

On January 15, 2022, we entered into a procurement agreement to acquire two solder pastes and ten SMT testing assembly lines for a total price of $3,997,980, inclusive of value added tax (the “Purchase Price”) from P.J. Advisory Company Limited. Pursuant to this agreement, we need to pay (i) 90% of the Purchase Price within 90 days after the equipment are transported to our place of delivery and accepted by us, and (ii) 10% of the Purchase Price after the installation and commissioning of the equipment.

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

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2024.

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

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2024	Year Ended March 31, 2023
Audit fees*
Audit Alliance LLP	$190,000	$180,000
Total	$190,000	$180,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies is attached as Exhibit 19.1 to the Form 20-F filed on August 8, 2023.

ITEM 16K. CYBERSECURITY

Risk Management and Strategy

We have established cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks. The process is in alignment with our strategic objectives and risk appetite.

We strive to manage cybersecurity risks and protect sensitive information through various means, such as technical safeguards, procedural requirements, close monitoring on our corporate network. We may engage assessors, consultants, auditors, or other third parties to enhance our cyber security risk management processes. Any cybersecurity incidents are closely monitored for their potential impact on our business strategy, operations, and financial condition.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our Board oversees the Company’s cybersecurity risks management and receives and reviews management reports on material cybersecurity risks and issues on an as-needed basis. The chief executive officer, the chief financial officer and the principal officer in charge of the cybersecurity matters, who has extensive knowledge and skills in cybersecurity management and security compliance, are responsible for discussing material cybersecurity incidents or threats with specific constituencies before sign-off, ensuring thorough review of information and disclosures. The chief executive officer, the chief financial officer, and the principal officer in charge of the cybersecurity matters are also responsible for assessing, identifying and managing material risks from cybersecurity threats to our company and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident, maintaining oversight of the disclosure in the periodic reports (including our annual reports on Form 20-F) of the Company.

PART III

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-42.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Article of Association(1)
2.1	Description of Shares (1)
4.1	English Translation of Factory Lease Agreement, dated November 1, 2021, by and between Guangxi Utime Technology Co., Ltd and Nanning Industrial Investment Group Co., Ltd. (2)
4.2	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited(2)
4.3	English Translation of Purchase Agreement, by and between Guangxi Utime Technology Co., Ltd. and Shenzhen Chuangbaili Industrial Equipment Co., Ltd.(2)
8.1*	Subsidiaries of the Registrant
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) / 15d-(14)a of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) / 15d- (14)a of the Exchange Act
13.1*	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of Zhejiang Taihang Law Firm
19.1	Insider Trading Policies(3)
97.1*	Compensation Recovery Policy
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to our annual report on Form 20-F, filed on July 22, 2021.

(2)	Incorporated by reference to our annual report on Form 20-F, filed on October 31, 2022.

(3)	Incorporated by reference to Exhibit 19.1 of our annual report on Form 20-F, filed on August 8, 2023.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer

Date: July 30, 2024

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited (the “Company”) as of March 31, 2024 and 2023, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years ended March 31, 2024 and 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of the Company as of March 31, 2024, and the result of its operation and statements of cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

July 30, 2024

PCAOB ID No. 3487

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

	As of March 31,	As of March 31,
	2023	2024
Assets	RMB	RMB	USD
Current assets
Cash and cash equivalents	71,920	76,675	10,807
Restricted cash	500	500	70
Accounts receivable, net	52,172	30,240	4,262
Prepaid expenses and other current assets, net	91,440	457,654	64,504
Due from related parties	584	553	78
Inventories	16,169	11,026	1,651
Current assets related to discontinued operations	4,218	1,438	203
Total current assets	237,003	578,086	81,478
Non-current assets
Property, plant and equipment, net	61,407	54,188	7,637
Operating lease right-of-use assets, net	13,030	9,781	1,379
Finance lease right-of-use assets, net	-	6,460	911
Intangible assets, net	1,677	662	93
Equity method investment	-	-	-
Deferred loss on sale-leaseback	-	767	108
Other non-current assets	-	153	22
Non-current assets related to discontinued operation	22	3	-
Total non-current assets	76,136	71,861	10,128
Total assets	313,139	649,947	91,606

Liabilities and shareholders’ equity
Current liabilities
Accounts payable	125,374	106,092	14,953
Short-term borrowings	53,935	56,949	8,027
Current portion of long-term borrowings	1,080	-	-
Current portion of government grants	-	1,812	255
Due to related parties	4,779	35,244	4,967
Lease liabilities	3,673	6,824	962
Other payables and accrued liabilities	53,639	63,951	9,014
Income tax payables	18	18	3
Current liabilities related to discontinued operations	3,171	1,929	272
Total current liabilities	245,669	272,819	38,453
Non-current liabilities
Long-term borrowings	6,870	-	-
Government grants	8,697	4,342	612
Deferred tax liability	295	125	18
Lease liabilities - non-current	10,876	10,054	1,417
Total non-current liabilities	26,738	16,333	2,302
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB265,773 and RMB230,819 as of March 31, 2023 and 2024, respectively)	272,407	287,340	40,500
Commitments and contingencies	-	-	-

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding As of March 31, 2023 and 2024, respectively	-	-	-
Ordinary shares, par value US$0.0001; Authorized:990,000,000 shares; Issued and outstanding: 13,567,793 shares as of March 31,2023 and 392,113,953 shares as of March 31, 2024	9	278	39
Additional paid-in capital	216,504	573,615	80,848
Accumulated deficit	(175,893)	(208,828)	(29,433)
Accumulated other comprehensive income	3,469	2,733	384
Total UTime Limited shareholders’ equity	44,089	367,798	51,838
Non-controlling interests	(3,357)	(5,191)	(732)
Total shareholders’ equity	40,732	362,607	51,106
Total liabilities and shareholders’ equity	313,139	649,947	91,606

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2023	2024
		RMB	RMB	USD

Revenue	16	197,564	172,156	24,264
Cost of sales		167,143	163,286	23,014
Gross profit		30,421	8,870	1,250
Operating expenses:
Selling expenses		7,373	6,356	896
General and administrative expenses		105,186	40,711	5,738
Other expenses (income), net	11	(4,533)	(8,057)	(1,136)
Total operating expenses		108,026	39,010	5,498
Loss from operations		(77,605)	(30,140)	(4,248)
Interest expenses		6,149	3,617	510

Loss before income taxes		(83,754)	(33,757)	(4,758)
Income tax benefits	12	(171)	(171)	(24)

Net loss from continuing operations		(83,583)	(33,586)	(4,734)

Discontinued operations
Loss on disposal of discontinued operation		-	(26,719)	(3,766)
Loss from discontinued operations		(6,439)	(1,903)	(268)
Net loss from discontinued operations		(6,439)	(28,622)	(4,034)

Net loss		(90,022)	(62,208)	(8,768)
Less: Net loss attributable to non-controlling interests		(2,406)	(1,324)	(187)
Net loss attributable to UTime Limited		(87,616)	(60,884)	(8,581)

Comprehensive loss
Net loss attributable to UTime Limited		(87,616)	(60,884)	(8,581)
Foreign currency translation adjustment		2,445	1,456	205
Total comprehensive loss		(85,171)	(59,428)	(8,376)
Comprehensive loss attributable to UTime Limited		(85,171)	(59,428)	(8,376)

Losses per share attributable to UTime Limited
Continuing operations		(7.44)	(2.03)	(0.29)
Discontinued operations		(0.57)	(1.73)	(0.24)
Weighted average ordinary shares outstanding
Basic and diluted		11,229,985	16,550,762	16,550,762

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Ordinary shares		Additional	Retained Earnings	Accumulated Other	Non-	Total
	Number of		Paid-in	(Accumulated	Comprehensive	controlling	Shareholders’
	Shares	Amount	Capital	Deficit)	Income (Loss)	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2022	8,267,793	5	152,236	(88,277)	1,024	(520)	64,468
Net loss	-	-	-	(87,616)	-	(2,406)	(90,022)
Issuance of ordinary shares	5,300,000	4	64,268	-	-	-	64,272
Foreign currency translation difference	-	-	-	-	2,445	(431)	2,014
Balance as of March 31, 2023	13,567,793	9	216,504	(175,893)	3,469	(3,357)	40,732
Net loss	-	-	-	(60,884)	-	(1,324)	(62,208)
Issuance of ordinary shares	373,846,160	266	88,067	-	-	-	88,333
Issuance of warrants	-	-	260,582	-	-		260,582
Issuance of shares to officers	4,700,000	3	8,462	-	-	-	8,465
Disposal of discontinue operation	-	-	-	27,949	(2,192)	-	25,757
Foreign currency translation difference	-	-	-	-	1,456	(510)	946
Balance as of March 31, 2024	392,113,953	278	573,615	(208,828)	2,733	(5,191)	362,607

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2023	2024
	RMB	RMB	USD

Cash flows from operating activities:
Net loss	(90,022)	(62,208)	(8,768)
Net loss from discontinued operations	(6,439)	(28,622)	(4,034)
Net loss from continuing operations	(83,583)	(33,586)	(4,734)
Adjustments to reconcile net loss from operations to net cash used by operating activities
Depreciation and amortization	5,769	6,736	949
Allowances for obsolete inventories, net	(356)	688	97
Provision for doubtful account, net	-	152	21
Share-based compensation and expenses	63,656	8,892	1,253
Loss on disposal of property and equipment	184	-	-
Deferred tax	(171)	(171)	(24)
Net changes in operating assets and liabilities:
Accounts receivable	(27,463)	4,118	580
Prepaid expenses and other current assets	(22,908)	(361,724)	(50,983)
Inventories	17,265	4,459	628
Accounts payable	18,217	(10,606)	(1,495)
Other payables and accrued liabilities	8,252	4,213	594
Related parties	877	2,949	416
Government grants	8,697	(2,542)	(358)
Net cash used in operating activities - Continuing operations	(11,023)	(376,422)	(53,056)
Net cash (used in) provided by operating activities - Discontinued operations	(4,115)	246	35
Net cash used in operating activities	(15,138)	(376,176)	(53,021)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(2,593)	(971)	(137)
Payment for intangible assets	(307)	-	-
Proceeds from sale of property, plant and equipment	-	6,500	916

Net cash (used in) provided by investing activities - Continuing operations	(2,900)	5,529	779
Net cash used in investing activities - Discontinued operations	-	(9)	(1)
Net cash (used in) provided by investing activities	(2,900)	5,520	778

Cash flow from financing activities:
Proceeds from short-term borrowings	66,300	60,571	8,537
Loan received from a shareholder	4,010	41,796	5,891
Repayment of loan from a shareholder	(3,000)	(14,200)	(2,001)
Repayment of short-term borrowings	(48,145)	(57,557)	(8,112)
Repayments of long-term borrowings	(870)	(7,950)	(1,121)
Proceeds from issuance of ordinary shares	-	350,001	49,331
Payment of capital lease obligation	-	(498)	(70)
Net cash provided by financing activities	18,295	372,163	52,455

Effect of exchange rate changes on cash and cash equivalent and restricted cash	4,985	3,234	456
Net increase in cash and cash equivalent and restricted cash	5,242	4,741	668
Cash and cash equivalents and restricted cash at beginning of year	67,192	72,434	10,209
Cash and cash equivalents and restricted cash at end of year	72,434	77,175	10,877
Less: Cash and cash equivalent and restricted cash - Discontinued operations	14	-	-
Cash and cash equivalents and restricted cash at end of year - Continuing operations	72,420	77,175	10,877

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2023	2024
	RMB	RMB	USD

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	-	-	-
Interest paid	4,075	3,635	512

	As of March 31,
	2023	2024
	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in unaudited condensed consolidated statements of cash flows
Restricted cash	500	500	70
Cash and cash equivalents	71,920	76,675	10,807
Cash, cash equivalents and restricted cash	72,420	77,175	10,877

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

As of March 31, 2024, details of the subsidiaries and VIE of the Company are set out below:

Name	Date of Incorporation	Place of Incorporation	Percentage of Beneficial Ownership	Principal Activities
Subsidiaries
UTime HK	November 1, 2018	Hong Kong	100%	Investment Holding
UTime WFOE	December 18, 2018	China	100%	Investment Holding
Bridgetime	September 5, 2016	British Virgin Island	100%	Investment Holding
Changsha UTime Business Management Co., Ltd	February 27, 2024	China	100%	Trading

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2023 and 2024 are as follows:

	As of March 31,
	2023	2024
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	272	2,704
Restricted cash	500	500
Accounts receivable, net	52,171	30,240
Prepaid expenses and other current assets, net	66,133	81,729
Due from related parties	584	553
Inventories	16,169	11,026
Current assets related to discontinued operations	3,946	1,438
Total current assets	139,973	128,190
Non-current assets
Property, plant and equipment, net	61,407	54,188
Operating lease right-of-use assets, net	13,030	9,781
Finance lease right-of-use assets, net	-	6,460
Intangible assets, net	1,677	662
Deferred loss on sale-leaseback	-	767
Other non-current assets	-	153
Non-current assets related to discontinued operations	4	3
Total non-current assets	76,118	72,014
Total assets	216,091	200,051

Liabilities
Current liabilities
Accounts payable	125,368	106,092
Short-term borrowings	53,935	56,949
Current portion of long-term borrowings	1,080	-
Current portion of government grants	-	1,812
Due to related parties	3,984	11,516
Lease liabilities	3,673	6,824
Other payables and accrued liabilities	47,806	31,157
Income tax payables	18	18
Current liabilities related to discontinued operations	3,171	1,929
Total current liabilities	239,035	216,297
Non-current liabilities
Long-term borrowings	6,870	-
Government grants	8,697	4,342
Deferred tax liability	295	125
Lease liability - non-current	10,876	10,054
Total non-current liabilities	26,738	14,521

Total liabilities	265,773	230,818

The table sets forth the revenue, net income and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2023	2024
	RMB	RMB
Revenue	197,564	172,156
Net loss	(19,221)	(42,175)
Net cash used in operating activities	(15,269)	(5,273)
Net cash provided by investing activities	(2,900)	5,529
Net cash provided by financing activities	18,295	1,616

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

(e) Termination of operation in India and Discontinued operation in Mexico

The Company terminated operations in India, where in-house brand products were produced, and ceased operations in Mexico for the year ended March 31, 2024. Due to an overall change of business environment in India and Mexico, the Company decided to make a strategic change. A loss on disposal of net assets related to operations in India was recorded in the consolidated financial statements. Assets, liabilities and expenses of Mexico are disclosed as assets, liabilities and loss of discontinued operations in the consolidated financial statements.

The following table presents the carrying amounts of assets and liabilities for the discontinued operations of Gesoper and Firts in Mexico, and Utime India and Do Mobile in India:

	As of March 31,
	2023	2024
	RMB	RMB

Assets classified as discontinued operation	4,240	1,441

Liabilities classified as discontinued operation	3,171	1,929

The financial results of these operations are presented as following in the consolidated statement of comprehensive loss.

	Year ended March 31,
	2023	2024
	RMB	RMB

Loss from discontinued operation, net of income taxes	6,439	1,903
Loss on disposal of discontinued operation	-	26,719

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, sales return, product warranties, the valuation allowance for deferred tax assets and income tax and contingencies. Actual results could differ from those estimates and judgments.

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

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2023 and 2024, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB72.4million and RMB77.2 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2023 and 2024, the Company recorded RMB0.1 million and RMB0.3 million of allowances for accounts receivable, respectively.

Major customers and accounts receivable — During the year ended March 31, 2023, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB44.4 million, RMB25.9 million and RMB25.8 million, respectively, relate to OEM/ ODM services segment. The Company had four customers that accounted over 10% of total accounts receivable at March 31, 2023, amounting to RMB14.0 million, RMB11.9 million, RMB9.4 million and RMB8.6 million, respectively. During the year ended March 31, 2024, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB37.8 million, RMB24.3 million and RMB20.0 million, respectively, relate to OEM/ ODM services segment. The Company had four customers that accounted over 10% of total accounts receivable at March 31, 2024, amounting to RMB11.0 million, RMB6.0 million, RMB4.5 million and RMB3.9 million, respectively.

Major suppliers —During the year ended March 31, 2023, the Company had no supplier accounted over 10% of total purchases. During the year ended March 31, 2024, the Company had two suppliers accounted over 10% of total purchases and processing fees from the supplier amounted to RMB56.9 million.

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

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2023 and 2024, the deferred revenue were RMB 8.7 million and RMB 6.2 million, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2022, 2023 and 2024 were RMB2.9 million, RMB0.6 million and RMB2.4 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Leases

The Company determines if an arrangement is a lease at inception. Operating leases and finance leases are included in operating lease, right-of-use (“ROU”) assets, finance lease ROU and lease liabilities in the consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease, finance lease, ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the Company’s leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. It uses the implicit rate when readily determinable. The operating lease, finance lease and, ROU asset also includes any lease payments made and excludes lease incentives. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company have elected not to recognize ROU assets and lease liabilities for short-term leases for all classes of underlying assets. Short-term leases are leases with terms of 12 months or less and does not include a purchase option that is reasonably certain to exercise.

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

The Company’s revenue is primary derived from OEM and ODM services for well-known brands positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 17 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2023 and 2024.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	RMB	RMB
OEM/ODM	197,564	172,156
In-house brand	-	-
Total	197,564	172,156

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB0.1 million, RMB0.1 million and RMBnil for the years ended March 31, 2022, 2023 and 2024, respectively. The shipping and handling fees amounted to RMB1.4 million, RMB1.6 million and RMB0.8 million for the years ended March 31, 2022, 2023 and 2024.

Research and development costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs total RMB14.1 million, RMB16.0 and RMB16.6 million for the years ended March 31, 2022, 2023 and 2024, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The Company’s subsidiary in India is also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB1.1 million, RMB1.3 million and RMB1.0 million for the years ended March 31, 2022, 2023 and 2024, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2022, 2023 and 2024. As of March 31, 2023 and 2024, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMBnil for the years ended March 31, 2022, 2023 and 2024.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended March 31, 2024 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on March 31, 2024 of USD1.00 = RMB7.095. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2024, or at any other rate.

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

Share-Based Compensation

The Company uses the fair value recognition provision of ASC Topic 718, Compensation-Stock Compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments over the vesting period.

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

	Year ended March 31,
	2023	2024
	RMB	RMB
Numerator:
Net loss attributable to UTime Limited, basic and diluted	(87,616)	(60,884)
Denominator:
Weighted average shares outstanding, basic and diluted	11,229,985	16,550,762
Net loss attributable to UTime Limited per ordinary share:
Continuing operations	(7.44)	(2.03)
Discontinued operations	(0.57)	(1.73)

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

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-07 will have on the Company’s consolidated financial statement disclosures.

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We are currently in the process of determining the impact that ASU 2023-09 will have on the Company’s consolidated financial statement disclosures.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2023	2024
	RMB	RMB
Accounts receivable	52,308	30,533
Allowance for doubtful accounts	(136)	(293)
Accounts receivable, net	52,172	30,240

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for doubtful accounts was as follows:

	2023	2024
Balance at beginning of year	126	136
Additions for the year	-	152
Foreign currency translation difference	10	5
Balance at the end of year	136	293

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

As of March 31, 2023 and 2024, the allowance for doubtful accounts amounted to RMB0.1 million and RMB0.3 million, respectively. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2023	2024
	RMB	RMB
Advance to suppliers	63,295	433,363
Receivables from supply chain service provider	7,648	6,114
Other receivables	20,852	18,532
Allowance for doubtful accounts	(355)	(355)
Prepaid expenses and other current assets, net	91,440	457,654

The Company entered several agreements with four suppliers in China in March 2024 for purchase of raw materials. The goods will be delivered to the Company by October 31 and November 31, 2024 according to these agreements. Prepayment were made to the suppliers in the total amount of RMB350 million. The prepayment was recorded as ‘Prepaid expenses and other current assets, net in the consolidated balance sheet as of March 31, 2024.

As of March 31, 2023, other receivables consisted of deposits for leased equipment and VAT accrued for purchase of raw materials amounted to RMB2 million and RMB7 million. As of March 31, 2024, other receivables consisted of deposits for leased equipment and cash advance to employees amounted to RMB2 million and RMB3.8 million.

As of March 31, 2023 and 2024, the allowance for doubtful accounts on advance to suppliers of RMB0.4 million were primarily consist of unrecoverable prepayment related to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers and VAT recoverable from certain supply chain companies.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 5 — INVENTORIES

	As of March 31,
	2023	2024
	RMB	RMB
Raw materials	12,294	9,522
Work in progress	2,972	1,558
Finished goods	11,136	10,866
Total inventory, gross	26,402	21,946
Inventory reserve	(10,233)	(10,920)
Total inventory, net	16,169	11,026

The movement of inventory reserve was as follows:

	Year ended March 31,
	2023	2024
	RMB	RMB
Balance at beginning of year	10,792	10,233
Additional charge	326	688
Foreign currency translation difference	(885)	(1)
Balance at the end of year	10,233	10,920

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

	As of March 31,
	2023	2024
	RMB	RMB
Office real estate	20,996	20,995
Furniture and equipment	5,987	10,768
Production and other machineries	55,004	47,845
Total	81,987	79,608
Less: accumulated depreciation	(20,580)	(25,420)
Property and equipment, net	61,407	54,188

Depreciation charged to expense amounted to RMB3.3 million, RMB4.6 million and RMB5.7 million for the years ended March 31, 2022, 2023 and 2024, respectively.

No impairment for property, plant and equipment was recorded for the years ended March 31, 2023 and 2024.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

Details of production and other machineries lease out under operating lease are as follows:

	As of March 31,
	2023	2024
	RMB	RMB
Cost	29,578	26,629
Less: accumulated depreciation and amortization	(12,094)	(13,363)
Net book value	17,484	13,266

NOTE 7 — LEASES

Operating leases as lessor

The Company has non-cancellable agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. At March 31, 2024, the minimum future rental income to be received is as follows:

Year ending March 31,	RMB
2025	201
Total	201

For the years ended March 31, 2022, 2023 and 2024 the operating lease income of RMB2.9 million, RMB3.1 million and RMB3.1 million, respectively, net of the depreciation charges of corresponding equipment of RMB2.7 million, RMB2.9 million and RMB2.6 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

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

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2023	2024
	RMB	RMB
Operating lease cost	3,289	3,249
Short-term lease cost	-	-
Lease cost	3,289	3,249

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES (cont.)

Supplemental cash flow information related to its operating leases was as follows for the year ended March 31, 2023 and 2024:

	Year ended March 31,
	2023	2024
	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	4,514	4,151

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2024:

Year Ended March 31,
RMB
2025	4,575
2026	4,575
2027 and after	2,781
Total lease payments	11,931
Less: Interest	(1,056)
Present value of lease liabilities	10,875
Less current portion, record in current liabilities	(3,938)
Present value of lease liabilities	6,937

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2023 and 2024:

	As of March 31,
Remaining lease term and discount rate:	2023	2024
	RMB	RMB
Weighted average remaining lease term (years)	3.61	2.61
Weighted average discount rate	7.00%	7.00%

Financing with Sale-Leaseback

UTime Guangxi entered into a sale-leaseback arrangement (the “Lease Financing Agreement”) with Chailease International Financial Leasing Corp. (“CIFLC”) on January 31, 2024, for a total financing proceeds in the amount of RMB6.5 million (approximately US$0.9 million). Under the sale-leaseback arrangement, UTime Guangxi sold the Leased Equipment to CIFLC for RMB6.5 million (approximately US$0.9 million). Concurrent with the sale of equipment, UTime Guangxi leases back the equipment sold to CIFLC for a lease term of five years. At the end of the lease term, UTime Guangxi may buy back the Leased Equipment for free. The Leased Equipment in amount of RMB6.5 million was recorded as right of use assets and the net present value of the minimum lease payments was recorded as lease liability and calculated with CIFLC’s implicit interest rate of 10.7% per annum and stated at RMB6.45 million at the inception of the lease on January 31, 2024.

UTime Guangxi made payments due according to the schedule. As of March 31, 2024, the balance of Leased Equipment net of amortization was RMB6.46 million. The lease liability was RMB3.1 million and its current portion in the amount of RMB2.9 million as of March 31, 2024.

Amortization of the Leased Equipment was RMB0.04 million for the year ended March 31, 2024. Total interest expenses for the sale lease back arrangement was RMB0.1 million for the year ended March 31, 2024.

As a result of the sale and leaseback, a deferred loss in the amount of RMB0.8 million was recorded. The deferred loss is amortized over the lease term and as an addition to amortization of the Leased Equipment.

The future minimum lease payments of the capital lease as of March 31, 2024 were as follows:

March 31,	Amount
2025	3,390
2026	3,104
2027	78
2028	78
2029	65
Less: unearned discount	(712)
6,003
Less: Current portion lease liability	(2,886)
$3,117

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — EQUITY METHOD INVESTMENT

During the year ended March 31, 2018, the Company invested an aggregate amount of RMB1.4 million in exchange for 35% of the equity interest of Philectronics Inc. (“Philectronics”), which was recorded under the equity method. The Company recorded its pro-rata share of losses in Philectronics of as other (income) expenses, net in the consolidated statements of comprehensive loss. Philectronics has net liability position and temporarily ceased its operation without foreseeable plan for resuming its business operation. As of March 31, 2024, full provision was made for the impairment of the Company’s equity interest of Philectronics.

March 31,
2024
RMB
Cost	1,425
Impairment provision	(1,425)
Net	-

NOTE 9 — BORROWINGS

		As of March 31,
	Note	2023	2024
		RMB	RMB
Short-term borrowings
China Resources Bank of Zhuhai Co., Ltd. Loan 1	(a)	22,000	-
Secured loan	(b)	7,800	2,853
Industrial and Commercial Bank of China (“ICBC”) Loan 1	(c)	5,000	-
ICBC Loan 2	(d)	5,000	-
China Resources SZITIC Trust Company Limited Loan 1	(e)	3,000	-
Baosheng County Bank	(f)	2,400	-
PingAn Bank Co., Ltd.	(g)	2,000	-
China Resources Bank of Zhuhai Co., Ltd. Loan 2	(h)	2,000	-
WeBank Co., Ltd. 1	(i)	1,990	853
WeBank Co., Ltd. 3	(j)	1,745	245
WeBank Co., Ltd. 2	(k)	1,000	428
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(l)	-	22,000
ICBC Loan 3	(m)	-	8,000
Bank of Beijing Loan 1	(n)	-	5,000
Bank of Beijing Loan 2	(o)	-	5,000
China Resources SZITIC Trust Company Limited Loan 2	(p)	-	5,000
Guangxi Beibu Gulf Bank Loan 1	(q)	-	5,000
China Resources Bank of Zhuhai Co., Ltd. Loan 4	(r)	-	1,570
Guangxi Beibu Gulf Bank Loan 2	(s)	-	1,000
		53,935	56,949

Long-term borrowings
Shenzhen Rural Commercial Bank loan 1	(t)	6,370	-
Shenzhen Rural Commercial Bank loan 2	(u)	1,580	-
		7,950	-
Representing by:
Current portion of long-term borrowings		1,080	-
Non-current portion of long-term borrowings		6,870	-

(a)	On November 24, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 5.5%. The loan is secured by the office owned by UTime SZ and guaranteed by UTime GZ, Mr. Bao and his spouse. The loan was due in November 2023.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — BORROWINGS (cont.)

(b)	In November 2020, UTime SZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2023 and 2024, UTime SZ obtained loans under the factoring agreement at the total amount of RMB7.8 million and RMB2.9 million, respectively.

(c)	On December 2, 2022, UTime SZ entered into a loan agreement with Industrial and Commercial Bank of China (“ICBC”), to borrow RMB5 million as working capital at an annual effective interest rate of 3.75%. The loan is guaranteed by Mr. Bao and his spouse. The loan was due and repaid in December 2023.

(d)	On December 7, 2022, UTime SZ entered into a loan agreement with ICBC, to borrow RMB5 million as working capital at an annual effective interest rate of 3.75%. The loan is guaranteed by Mr. Bao and his spouse. The loan was due and repaid in December 2023.

(e)	On January 10, 2023, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB3 million as working capital at an annual effective interest rate of 4.35%. The loan is guaranteed by Mr. Bao. The loan was due and repaid in January 2024.

(f)	On August 31, 2022, UTime SZ entered into a working capital loan agreement with Baosheng County Bank to borrow RMB2.4 million as working capital for one year at an annual effective interest rate of 8.0%. The loan was secured by the office owned by UTime SZ and guaranteed by UTime Guangxi, Mr. Bao and his spouse. The loan was fully repaid in August 2023.

(g)	In November 2021, UTime SZ entered into a credit agreement with PingAn Bank Co., Ltd. to borrow RMB2 million for a term of 3 years, with an annual effective rate of 12.96%. The loan is guaranteed by Mr. Bao and his spouse. The loan was due and repaid in May 2023.

(h)	On December 5, 2022, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB2 million as working capital at an annual effective interest rate of 8.0%. The loan is guaranteed by Mr. Bao. The loan was due and repaid in October 2023.

(i)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime SZ loans under the credit agreement was RMB0.9 million and RMB1.99 million, respectively.

(j)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime SZ loans under the credit agreement was RMB0.4 million and RMB1 million, respectively.

(k)	On May 18, 2022, UTime GZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime GZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime GZ loans under the credit agreement was RMB0.2 million and RMB1.7 million, respectively.

(l)	On November 10, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 3.55%. The loan will be due in November 2024.

(m)	On December 11, 2023, UTime SZ entered into a loan agreement with ICBC, to borrow RMB8 million as working capital at an annual effective interest rate of 3.85%. The loan will be due in December 2024.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — BORROWINGS (cont.)

(n)	On On January 2, 2024, UTime SZ entered into a credit agreement with Bank of Beijing, according to which Bank of Beijing agreed to provide UTime SZ with a credit facility of up to RMB10 million with a three-year term from January 2, 2024 to January 2, 2027. On January 2, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB 5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse and will be due in January 2025.

(o)	On February 27, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse and will be due in February 2025.

(p)	On March 14, 2024, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 4.35%. The loan is guaranteed by Mr. Bao and will be due in March 2025.

(q)

On January 25, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan will be due in January 2025.

(r)	On November 16, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB1.57 million as working capital at an annual effective interest rate of 7.0%. The loan will be due in October 2024.

(s)

On January 26, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB1 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan will be due in January 2025.

(t)

On June 29, 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB7 million for a term of 3 years, which is payable at monthly installment of RMB0.07 million from August 2022 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan bore a fixed interest rate of 4.5% per annum. The loan was secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. The loan was fully repaid in February 2024.

(u)

In July 2021, UTime SZ entered into a credit agreement with Shenzhen Rural Commercial Bank to borrow RMB2 million for a term of 3 years, which is payable at monthly installment of RMB0.02 million from July 2021 to July 2024, with a balloon payment of the remaining balance in the last installment. The loan is secured by real estate owned by Mr. Bao and guaranteed by Mr. Bao. The loan was fully repaid in February 2024.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2023	2024
	RMB	RMB
Advance from customers	16,088	7,166
Accrued payroll	11,852	10,828
VAT payable	7,284	4,759
Other payables	18,415	41,198
Total	53,639	63,951

As of March 31, 2023, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB3 million refundable to a vendor. As of March 31, 2024, other payables mainly included RMB6.8 million advance from supply chain service provider, RMB2.2 million advance refundable to a customer and RMB22.3 million advances from a third party to the Company, for developing and promoting healthcare wearable devices in the US market.

NOTE 11 — OTHER EXPENSES, NET

	Year ended March 31,
	2023	2024
	RMB	RMB
Unrealised exchange gains	(4,033)	(4,873)
Provision for doubtful accounts, net	-	152
Government grants	(594)	(2,421)
Others	94	(915)
Total	(4,533)	(8,057)

NOTE 12 — INCOME TAX BENEFITS

Net loss before taxes of RMB39.4 million, RMB90.2 million and RMB62.8 million were attributed by non-U.S. entities for the years ended March 31, 2022, 2023 and 2024, respectively.

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

NOTE 12 — INCOME TAX BENEFITS (cont.)

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

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2023 and 2024.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2023	2024
	RMB	RMB
Current tax expenses	-	-
Deferred tax benefit	(171)	(171)
Total income tax benefits	(171)	(171)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — INCOME TAX BENEFITS (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2023	2024
	RMB	RMB
Deferred income tax assets (liabilities) :
Impairment on receivables	450	111
Inventories	1,889	1,784
Deferred revenue	2,174	-
Accrued expenses and employee benefits	3,258	2,399
Equity method investment and others	-	-
Net operating loss carry forwards	27,977	24,562
Total gross deferred tax assets	35,748	28,796
Less: valuation allowances	(32,490)	(26,457)
Total deferred tax assets, net of valuation allowance	3,258	2,399
Prepaid expenses and other current assets	(3,258)	(2,399)
Unrealized foreign exchange difference and others	-	-
Amortisation & impairment of intangible asset	(295)	(125)
Deferred tax liabilities, net	(295)	(125)

The Company considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will more likely than not be realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Company’s experience with tax attributes expiring unused and tax planning alternatives. Valuation allowances have been established for deferred tax assets based on a more-likely-than-not threshold. The Company’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. While the Company has optimistic plans for its business strategy, it determined that a full valuation allowance was necessary against all net deferred tax assets as of March 31, 2023 and 2024, given the current and expected near term losses and the uncertainty with respect to its ability to generate sufficient profits from its business model.

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

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2023	2024
	%	%
Statutory rate in PRC	25	25
Effect of preferential tax treatment	(1)	(4)
Effect of different tax jurisdiction	(19)	(7)
Effect of permanence differences	-	-
Research and development super-deduction	2	2
Changes in valuation allowance	(7)	(15)
Under provision in prior year
Total income tax provision	-	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — INCOME TAX BENEFITS (cont.)

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2023 and 2024, the Company did not have any significant uncertain tax positions.

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

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,
	2023	2024
	RMB	RMB
Philectronics	536	553
Mr. Yu	48	-
	584	553

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2023	2024
	RMB	RMB
Mr. Bao	4,779	11,839
Grandsky Phoenix Limited	-	23,405
	4,779	35,244

On April 1, 2023, the company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD3.5 million, with a term of one year. The loan is interest free. On April 1, 2024 the Company entered into a supplementary agreement with Grandsky Phoenix Limited, who agreed to extend the term for additional one year.

NOTE 14 — SHAREHOLDERS’ EQUITY

 Common Stock

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

On November 15, 2023, an aggregate of 4,700,000 shares of common stock were granted and issued under the 2022 PIP. Total fair value of the shares of common stock granted was calculated at $1,179,700 as of the date of issuance at $0.251 per share.

On November 15, 2023, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”), pursuant to which the Company agreed to sell to the Purchasers an aggregate of 373,846,160 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and a warrant to purchase three shares with an initial exercise price of $0.33 per share, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $48.6 million. On March 18, 2024, the transaction contemplated by the SPA consummated when all the closing conditions of the SPA have been satisfied and the Company issued the Units to the Purchasers pursuant to the SPA.

As of March 31, 2024, the Company had 990,000,000 authorized ordinary shares, and 392,113,953 ordinary shares were issued and outstanding, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — SHAREHOLDERS’ EQUITY (cont.)

Warrants

On March 18, 2024, the Company issued 373,846,160 shares of our common stock and warrants to purchase up to 1,121,538,480 shares of our common stock. The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.33 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance till March 18, 2029. The fair value of these shares is USD242.8 million as of March 18, 2024, based on which the warrants issued is calculated and classified in the equity.

The fair value of the warrants issued was estimated by using the Black-Scholes model with the following assumptions:

Terms of warrants	5 years
Expected average volatility	213.65% - 217.19%
Expected dividend yield	-
Risk-free interest rate	4.34% - 4.36%

The Company applied judgment in estimating key assumptions in determining the fair value of the warrants on the date of issuance. The Company used historical data to estimate stock volatilities and expected dividend yield. The risk-free rates are consistent with the terms of the warrants and are based on the United States Treasury yield curve in effect at the time of issuance.

A summary of stock warrant activities is as below:

	Warrants Outstanding
		Weighted Average
	Shares	Exercise Price
Outstanding and exercisable at beginning of the period	1,121,538,480	$0.33
Issued during the period	-	-
Exercised during the period	-	-
Cancelled or expired during the period	-	-
Outstanding and exercisable at end of the period	1,121,538,480	$0.33

The weighted average fair value of warrants granted for the year ended March 31, 2024 was USD0.22 per share.

No warrants were issued, exercised, cancelled or expired during the year ended March 31, 2024. As of March 31, 2024, the aggregated intrinsic value of warrants outstanding and exercisable was $nil.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 15 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

At March 31, 2023 and 2024, the Company had no capital commitments.

(b)	Legal proceedings

Regarding the construction contract dispute between UTime GZ and Guizhou Branch of Guangdong Jian ‘an Fire Electromechanical Engineering Co., Ltd (“Guangdong Jian ‘an”), Utime GZ and Jietongda promise to pay RMB 300,000 Guangdong Jian’an before the end of each month (“Settlement Payment”), and complete the above payment before the end of January 2024.

Utime SZ and Dongguan Qinling Electronic Technology Co., Ltd (“Dongguan Qinling”) had a sales contract dispute case. On September 29, 2020, People’s Court of Futian District of Shenzhen, Guangdong Province (“Futian Court”) issued the civil judgment (No.（2019）Yue 0304 Min Chu 51640). As of the date of this annual report, Dongguan Qinling has not actually performed the judgment, and has not paid any payment and interest to Utime SZ.

Regarding the sales contract dispute between Utime SZ and Jiangsu Jutai Technology Co., Ltd (“Jiangsu Jutai”). On June 28, 2023, UTime SZ and Jiangsu Jutai entered into a Settlement Agreement based on the civil judgment (No. (2021)Yue 0304 Min Chu 41025). Jiangsu Jutai paid the Settlement Amount to UTime SZ on June 30, 2023.

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762). As of the date of this annual report, Shenzhen Wanhua has not actually performed the judgment, and has not paid any payment and interest to Utime SZ.

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd(“Jiayikang”) had a sales contract dispute. As of the date of this annual report, the Company is currently subject to ongoing appellate proceedings following a first-instance judgment (No. (2023) Yue 0304 Min Chu 13831) rendered by Futian court on February 27, 2024.

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company has not recorded any material liabilities in this regard as of March 31, 2023 and 2024. Refer to Item 8. Financial information, legal proceedings.

However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the Company’s financial position and results of operations for the periods in which the unfavorable outcome occurs.

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION

	Year ended March 31,
	2023	2024
	RMB	RMB
OEM/ODM	197,564	172,156
In-house brand	-	-
Total	197,564	172,156

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2023	2024
	RMB	RMB
Mainland China	82,481	106,216
Hong Kong	14,228	-
India	-	-
Africa	39,515	21,478
The United States	18,158	15,415
Mexico	26,199	8,465
South America	951	14,431
Others	16,032	6,151
Total	197,564	172,156

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — REVENUE AND GEOGRAPHY INFORMATION (cont.)

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2023	2024
	RMB	RMB
PRC	74,438	70,429
Mexico	3	3
Total	74,441	70,432

Pursuant to ASC 280-10-50-41, the other non-current assets of RMBnil and RMB0.2 million, and the intangible assets, net of RMB1.8 million and RMB0.7 million were excluded from long-lived assets as of March 31, 2023 and 2024 respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.1 million as of March 31, 2023 and 2024.

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

BALANCE SHEETS

	As of March 31,
	2023	2024
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2	1
Prepaid expenses and other current assets	25,109	25,924
Inter-company receivable	79,393	444,934
Non-current assets
Investment in subsidiaries	(18,929)	(43,653)
Total assets	85,575	427,206

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	35,634	2,886
Due to related parties	313	23,728
Other payables and accrued liabilities	5,539	32,794
Total liabilities	41,486	59,408

Shareholders’ equity
Preference share, par value US$0.0001; Authorized:10,000,000 shares; none issued and outstanding As of March 31, 2023 and As of March 31, 2024, respectively
Ordinary shares, par value US$0.0001; Authorized:990,000,000 shares; Issued and outstanding: 13,567,793 shares as of March 31,2023 and 392,113,953 shares as of March 31, 2024	9	278
Additional paid-in capital	216,504	573,615
Accumulated deficit	(175,893)	(208,828)
Accumulated other comprehensive income	3,469	2,733
Total shareholders’ equity	44,089	367,798
Total liabilities and shareholders’ equity	85,575	427,206

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2023	2024
	RMB	RMB
Loss from equity method investments	(18,396)	(50,082)
Operating expenses	(69,220)	(10,802)
Net loss	(87,616)	(60,884)
Foreign currency translation difference	2,445	1,456
Comprehensive loss	(85,171)	(59,428)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2023	2024
	RMB	RMB
CASH FLOW FROM OPERATING ACTIVTIES
Net income	(87,616)	(60,884)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	18,396	50,082
Share-based compensation and expenses	63,656	8,892
Changes in operating assets and liabilities:
Inter-company receivable	1,539	(13,078)
Prepaid expenses and other current assets	-	(500)
Inter-company payable	-	(33,989)
Related-parties	-	2,901
Other payables and accrued liabilities	4,026	25,531
Net cash used in operating activities	1	(21,045)
Loan received from a shareholder	-	20,546
Effect of exchange rate changes on cash and cash equivalent and restricted cash	-	498
Net change in cash and cash equivalent	1	(1)
Cash and cash equivalents, beginning of year	1	2
Cash and cash equivalents, end of year	2	1

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2023 and 2024, respectively.

NOTE 18 — SUBSEQUENT EVENTS

Except as set forth below, there were no events that occurred subsequent to March 31, 2024 that require adjustment to or disclosure in the consolidated financial statements.

On April 12, 2024, the board of directors of the Company approved the 2024 Performance Incentive Plan (the “2024 PIP”). Under the 2024 PIP, the Company has reserved a total of 58,817,000 shares of common stock for issuance to directors, officers, employees and consultants of the Company.