Form 20-F
period 2025-03-31
UTime Ltd
filed 2025-08-11
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

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

Shenzhen, People’s Republic of China 518061

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value US$ $0.0001 per share	WTO	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2025 was: 3,604,015 class A ordinary shares, par value $0.001 per share.

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

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.” on page 43.

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2025, the cash buying rate announced by the People’s Bank of China was RMB7.2567 to $1.00.

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

	31-Mar-23						31-Mar-24						31-Mar-25
	RMB						RMB						RMB
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Intercompany receivables

Opening	73,346	48,619	-	921	(122,886)	-	79,393	54,036	-	988	(134,417)	-	444,934	2,710	-	995	(448,639)	-
Sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receipts	-	(149)	-	-	149	-	-	-	-	-	-	-	-	-	-	-		-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	1,772	-	(7)	(1,765)	-	-	-	-	-	-	-	-	-	-	-	-	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	350,001	-	-	-	(350,001)	-	11,215	-	-	-	(11,215)	-
Expenses charged by other entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange difference	6,047	3,794	-	74	(9,915)	-	15,540	(51,326)	-	7	35,779	-	10,140	-	-	19	(10,159)	-
Closing	79,393	54,036	-	988	(134,417)	-	444,934	2,710	-	995	(448,639)	-	466,289	2,710	-	1,014	(470,013)	-

Intercompany payables
Opening	31,493	927	11	90,208	(122,639)	-	35,634	1,000	16	97,826	(134,476)	-	2,886	14,071	350,017	81,995	(448,969)	-
Purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments	-	-	-	(57)	57	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments on behalf of Parent/WFOE/Other entities by VIE	1,539	-	5	-	(1,544)	-	-	-	-	-	-	-	-	-	-	-	-	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	-	-	-	-	-	-	350,001	-	(350,001)	-	-	-	11,215	-	(11,215)	-
Exchange difference	2,602	73	-	7,675	(10,350)	-	(32,748)	13,071	-	(15,831)	35,508	-	(3,210)	3,195	2	1,869	(1,856)	-
Closing	35,634	1,000	16	97,826	(134,476)	-	2,886	14,071	350,017	81,995	(448,969)	-	(324)	17,266	361,234	83,864	(462,040)	-

Financial Information Related to the Condensed Consolidated VIE

Set forth below are the condensed consolidating schedule  showing the financial position, results of operations and cash flows for the Parent, the VIE, the WFOE and the other entities, elimination and consolidated total (in thousands of RMB or US$) as of and for the years ended March 31, 2023, 2024 and 2025.

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	Year Ended March 31, 2023						Year Ended March 31, 2024						Year ended March 31, 2025
	RMB						RMB						RMB							US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	Ref	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated

Net sales (1)	-	197,564	-	-	-	197,564	-	172,156	-	-	-	172,156	-	-	250,997	-	-	-	250,997	34,588
Cost of sales (1)	-	167,143	-	-	-	167,143	-	163,286	-	-	-	163,286	-	-	243,913	-	-	-	243,913	33,612
Gross profit (loss)	-	30,421	-	-	-	30,421	-	8,870	-	-	-	8,870	-		7,084	-	-		7,084	976
Operating expenses	69,220	39,013	1	101	(309)	108,026	10,802	28,400	2	2	(196)	39,010	111,688	111,688	193,782	351,338	6,993	7,906	671,707	92,564
Loss from operations	(69,220)	(8,592)	(1)	(101)	309	(77,605)	(10,802)	(19,530)	(2)	(2)	196	(30,140)	-111,688		(186,698)	(351,338)	(6,993)	(7,906)	(664,623)	(91,588)
Investment loss from VIE/subsidiaries	18,396	-	-	-	(18,396)	-	50,082	-	-	-	(50,082)	-	558,399					(558,399)	-	-
Interest expenses	-	6,149	-	-	-	6,149	-	3,617	-	-	-	3,617	-		3,927	-	-	-	3,927	541
Loss before income taxes	(87,616)	(14,741)	(1)	(101)	18,705	(83,754)	(60,884)	(23,147)	(2)	(2)	50,278	(33,757)	-670,087		(190,625)	(351,338)	(6,993)	550,493	(668,550)	(92,129)
Income tax benefit	-	(171)	-	-	-	(171)	-	(171)	-	-	-	(171)	-		(59)	-	-	-	(59)	(8)
Net loss from continuing operations	(87,616)	(14,570)	(1)	(101)	18,705	(83,583)	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	-670,087		(190,566)	(351,338)	(6,993)	550,493	(668,491)	(92,121)

Discontinued operations
Loss on disposal of discontinued operation	-	-	-	-	-	-	-	(19,199)	-	(7,520)	-	(26,719)	-		-	-	-	-	-	-
Loss from discontinued operations	-	(4,652)	-	(1,787)		(6,439)	-	(1,903)	-	-		(1,903)	-		(1,596)	-	-	-	(1,596)	(220)
Net loss from discontinued operations	-	(4,652)	-	(1,787)	-	(6,439)	-	(21,102)	-	(7,520)	-	(28,622)	-		(1,596)	-	-	-	(1,596)	(220)

Net loss	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,222)	(60,884)	(44,078)	(2)	(7,522)	18,705	(62,208)	670,087		(192,162)	(351,338)	(6,993)	550,493	(670,087)	(92,341)

Selected Condensed Consolidated Balance Sheets Data

	31-Mar-24						31-Mar-25
	RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Assets
Current Assets
Cash and cash equivalents	1	2,704	3	73,967	-	76,675	2	517	8	108,686	-	109,213	15,050
Restricted cash	-	500	-	-	-	500	-	-	-	-	-	-	-
Accounts receivable, net	-	30,240	-	-	-	30,240	-	-	-	-	-	-	-
Prepaid expenses and other current assets, net	25,924	81,729	350,001	-	-	457,654	26,516	8,930	10,089	-	-	45,535	6,275
Intercompmany receivables (1)	444,934	2,710	-	995	(448,639)	-	466,289	2,710		1,014	(470,013)	-	-
Due from related parties	-	553	-	-	-	553	-	566	-		-	566	78
Inventories	-	11,026	-	-	-	11,026	-	6,351	-	-	-	6,351	875
Assets related to discontinued operations	-	1,438	-	-	-	1,438	-	-	-	-	-	-	-
Total current assets	470,859	130,900	350,004	74,962	(448,639)	578,086	492,807	19,074	10,097	109,700	(470,013)	161,665	22,278
Non-Current assets
Property and equipment, net	-	54,188	-	-	-	54,188	-	39,599	-	-	-	39,599	5,457
Operating lease right-of-use assets, net	-	9,781	-	-	-	9,781	-	1,714	-	-	-	1,714	236
Finance lease right-of-use assets, net		6,460	-	-	-	6,460		2,246	-	-	-	2,246	310
Intangible assets, net	-	662	-	-	-	662	-	205	-	-	-	205	28
Long-term investments	(43,653)				43,653	-	(563,937)	-	-	-	563,937	-	-
Equity method investment	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred loss on sale-leaseback		767	-	-	-	767	-	605	-	-	-	605	83
Other non-current assets	-	3	-	-	-	3	-	-	-	-	-	-	-
Total non-current assets	(43,653)	71,861	-	-	43,653	71,861	(563,937)	44,369	-	-	563,937	44,369	6,114
Total Assets	427,206	202,761	350,004	74,962	(404,986)	649,947	(71,130)	63,443	10,097	109,700	93,924	206,034	28,392

Liabilities and Stockholder’s equity
Current liabilities
Accounts payable	-	106,092	-	-	-	106,092	-	138,504	-	-	-	138,504	19,086
Short-term borrowings	-	56,949	-	-	-	56,949	-	57,600	-	-	-	57,600	7,937
Current portion of government grants	-	1,812	-	-	-	1,812	-	1,812	-	-	-	1,812	250
Due to related parties	23,728	11,516	-	-	-	35,244	22,906	16,949	65	867	-	40,787	5,621
Lease liability	-	6,824	-	-	-	6,824	-	4,085	-	-	-	4,085	563
Other payables and accrued liabilities	32,794	31,157	-	-	-	63,951	38,951	47,338	150	2,911	-	89,350	12,313
Intercompmany payables (1)	2,886	14,071	350,017	81,995	(448,969)	-	(324)	17,266	361,234	83,864	(462,040)	-	-
Income tax payables	-	18	-	-	-	18	-	-	-	-	-	-	-
Current liabilities related to discontinued operations	-	1,929				1,929	-	1,601	-	-	-	1,601	221
Total current liabilities	59,408	230,368	350,017	81,995	(448,969)	272,819	61,533	285,155	361,449	87,642	(462,040)	333,739	45,991
Non-current liabilities
Long-term borrowings	-	-	-	-	-	-	-	6,000	-	-	-	6,000	827
Government grants	-	4,342	-	-	-	4,342	-	2,530	-	-	-	2,530	349
Deferred tax liability	-	125	-	-	-	125	-	-	-	-	-	-	-
Lease liability - non-current	-	10,054	-	-	-	10,054	-	1,619	-	-	-	1,619	223
Total non-current liabilities	-	14,521	-	-	-	14,521	-	10,149	-	-	-	10,149	1,399
Total liabilities	59,408	244,889	350,017	81,995	(448,969)	287,340	61,533	295,304	361,449	87,642	(462,040)	343,888	47,390

Ordinary shares	12	-	-	-	-	2	26	-	-	-	-	26	4
Additional paid-in capital	573,881	72,413	-	807	(73,220)	573,881	732,909	72,413	-	37,091	(109,504)	732,909	100,998
Accumulated deficit	(208,828)	(111,899)	(13)	(5,072)	116,984	(208,828)	(878,915)	(304,061)	(351,352)	(12,063)	667,476	(878,915)	(121,118)
Accumulated other comprehensive income	2,733	(818)	-	599	219	2,733	13,317	341	-	1,667	(2,008)	13,317	1,833
Total UTime Limited shareholder’s equity	367,798	(40,304)	(13)	(3,666)	43,983	367,798	(132,663)	(231,307)	(351,352)	26,695	555,964	(132,663)	(18,283)
Non-controlling interests	-	(1,824)	-	(3,367)	-	(5,191)	-	(554)	-	(4,637)	-	(5,191)	(715)
Total shareholders’ equity	367,798	(42,128)	(13)	(7,033)	43,983	362,607	(132,663)	(231,861)	(351,352)	22,058	555,964	(137,854)	(18,998)
Total liabilities and shareholders’ equity	427,206	202,761	350,004	74,962	(404,986)	649,947	(71,130)	63,443	10,097	109,700	93,924	206,034	28,392

Selected Condensed Consolidated Cash Flows Data

	Year Ended March 31, 2023						Year Ended March 31, 2024						Year Ended March 31, 2025
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Cash flows from operating activities:
Net loss	(87,616)	(19,222)	(1)	(1,888)	18,705	(90,022)	(60,884)	(44,078)	(2)	(7,522)	50,278	(62,208)	(670,087)	(192,162)	(351,338)	(6,993)	550,493	(670,087)	(92,341)
Net loss from discontinued operations	-	(4,651)	-	(1,788)	-	(6,439)	-	(21,102)	-	(7,520)	-	(28,622)	-	(1,596)	-	-	-	(1,596)	(220)
Net loss from continuing operations	(87,616)	(14,571)	(1)	(100)	18,705	(83,583)	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	(670,087)	(190,566)	(351,338)	(6,993)	550,493	(668,491)	(92,121)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities
Depreciation and amortization	-	5,769	-	-	-	5,769	-	6,736	-	-	-	6,736		5,669				5,669	781
Allowances for obsolete inventories, net	-	(356)	-	-	-	(356)	-	688	-	-	-	688		9,841				9,841	1,356
Impairment of long-live assets														10,496				10,496	1,446
Provision for doubtful account, net	-	-	-	-	-	-	-	152	-	-	-	152		154,632	351,122	-		505,754	69,695
Share-based compensation and expenses	63,656					63,656	8,892	-	-	-	-	8,892	111,034					111,034	15,301
Loss on disposal of property and equipment	-	184	-	-	-	184	-	-	-	-	-	-						-
Loss on disposal of discontinued operation	-	-	-	-	-	-	-	-	-	-	-	-						-
Deferred tax	-	(171)	-	-	-	(171)	-	(171)	-	-	-	(171)						-
Equity loss of subsidiaries	18,396				(18,396)	-	50,082	-	-	-	(50,082)	-	558,399				(558,399)	-
Net changes in operating assets and liabilities:																		-
Accounts receivable	-	(27,463)	-	-	-	(27,463)	-	22,429	-	-	(18,311)	4,118		(22,312)				(22,312)	(3,075)
Prepaid expenses and other current assets	-	(22,908)	-	-	-	(22,908)	(500)	(27,609)	(350,001)	-	16,386	(361,724)	10,624	(31,391)	(11,210)	(1)	(9,899)	(41,877)	(5,771)
Intercompany receivables (1)	-	(1,623)	-	7	1,616	-	(13,078)	33,901	-	3	(20,826)	-	(21,355)	-	-	-	(19)	21,374	-
Inventories	-	17,265	-	-	-	17,265	-	4,459	-	-	-	4,459		(5,166)				(5,166)	(712)
Accounts payable	-	18,161	-	56	-	18,217	-	(29,017)	-	-	18,411	(10,606)		32,412				32,412	4,466
Other payables and accrued liabilities, and lease liabilities	4,026	4,226	-	-	-	8,252	25,531	(4,448)	-	-	(16,870)	4,213	(5,058)	27,378	150	2,911		25,381	3,498
Intercompany payables (1)	1,539	-	5	(54)	(1,490)	-	(33,989)	13,078	-	-	20,911	-	(3,210)	3,195	11,217	1,869	(13,071)	-	-
Related parties	-	877	-	-	-	877	2,901	48	-	-	-	2,949	(822)	5,420	65	867		5,530	762
Other non-current assets	-	-	-	-	-	-	-	-	-	-	-	-						-
Net cash provided by (used in) operating activities	1	(20,610)	4	(91)	435	(20,261)	(21,045)	(2,730)	(350,003)	1	(103)	(373,880)	(20,475)	(392)	6	(1,366)	(9,502)	(31,729)	(4,374)
Net cash (used in) provided by operating activities - Discontinued operations	-	(3,898)	-	(217)	-	(4,115)	-	246	-	-	-	246	-	-	-	-	-	-	-
Net cash provided by(used in) provided by operating activities	1	(24,508)	4	(308)	435	(24,376)	(21,045)	(2,484)	(350,003)	1	(103)	(373,634)	(20,475)	(392)	6	(1,366)	(9,502)	(31,729)	(4,374)

Investing activities:
Payment for property and equipment	-	(2,593)	-	-	-	(2,593)		(971)			-	(971)	-					-	-
Payment for intangible assets	-	(307)	-	-	-	(307)		-			-	-	-					-	-
Cash received from consolidation, net of cash acquired	-	-	-	-	-	-		-			-	-	-					-	-
Proceeds from sale of property, plant and equipment						-		6,500			-	6,500	-					-	-
Disposal of discontinued operation						-		-			-		-					-	-
Net cash (used in) provided by investing activities - Continuing operations	-	(2,900)	-	-	-	(2,900)	-	5,529	-	-	-	5,529	-					-	-
Net cash used in provided by investing activities - Discontinued operations	-	-	-	-	-	-	-	-	-	(9)	-	(9)	-					-
Net cash (used in) provided by investing activities	-	(2,900)	-	-	-	(2,900)	-	5,529	-	(9)	-	5,520	-	-	-			-

Financing activities:
Proceeds from short-term borrowings	-	66,300	-	-	-	66,300	-	60,571	-	-	-	60,571	-	36,000				36,000	4,961
Loan received from a shareholder	-	4,010	-	-	-	4,010	20,546	21,250	-	-	-	41,796	-					-
Proceeds from long-term borrowings	-		-	-	-	-	-	-	-	-	-	-	-					-
Repayment of loan from a shareholder	-	(3,000)	-	-	-	(3,000)	-	(14,200)	-	-	-	(14,200)	-					-
Repayment of short-term borrowings	-	(48,145)	-	-	-	(48,145)	-	(57,557)	-	-	-	(57,557)	-	(29,349)				(29,349)	(4,044)
Repayments of long-term borrowings	-	(870)	-	-	-	(870)	-	(7,950)	-	-	-	(7,950)	-					-
Down payment for financing services	-	-	-	-	-	-	-	-	-	-	-	-	-					-
Contribution in a subsidiary by a shareholder	-	-	-	-	-	-	-		-	-	-	-	-					-
Government grants	-	3,233	-	5,464	-	8,697	-	(2,542)	-	-	-	(2,542)		(1,812)				(1,812)	(250)
Payment of capital lease obligation						-	-	(498)	-	-	-	(498)	-	(264)				(264)	(36)
Proceeds from issuance of ordinary shares	-	-	-	-	-	-	-	-	350,001	-	-	350,001	11,724	1,449		36,284	(2,083)	47,374	6,528
Net cash provided by financing activities	-	21,528	-	5,464	-	26,992	20,546	(926)	350,001	-	-	369,621	11,724	6,024	-	36,284	(2,083)	51,949	7,159

Effect of exchange rate changes on cash and cash equivalent and restricted cash	-	5,963	-	-	(437)	5,526	498	330	-	2,329	77	3,234	8,752	(8,317)	(2)	(200)	11,585	11,818	1,388
Net increase (decrease) in cash and cash equivalent and restricted cash	1	83	4	5,156	(2)	5,242	(1)	2,449	(2)	2,321	(26)	4,741	1	(2,685)	4	34,718	-	32,038	4,173
Cash and cash equivalents and restricted cash at beginning of year	1	692	3	66,496	-	67,192	2	777	5	71,650	-	72,434	1	3,204	3	73,967		77,175	10,877
Cash and cash equivalents and restricted cash at end of year	2	775	7	71,652	(2)	72,434	1	3,226	3	73,971	(26)	77,175	2	519	7	108,685	-	109,213	15,050
Less: Cash and cash equivalent and restricted cash - Discontinued operations	-	(6)	-	(8)	-	(14)	-	-	-	-	-	-	-	-	-	-		-
Cash and cash equivalents and restricted cash at end of year - Continuing operations	2	769	7	71,644	(2)	72,420	1	3,226	3	73,971	(26)	77,175	2	519	7	108,685		109,213	15,050

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

We have incurred significant losses in the past. In fiscal year 2023, 2024 and 2025, respectively, we had losses from operations of RMB 84.0 million, RMB33.6 million and RMB 668.5 (US$92.1 million), and net losses of RMB 90.0 million, RMB62.2 million and RMB 670.1 (US$92.3 million). We also had net cash used in operating activities of RMB 24.4 million in fiscal year 2023, cash used in operating activities of RMB 373.6 million in fiscal year 2024, and cash used in operations of RMB 31.7 (US$4.4) in fiscal year 2025. We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

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

At March 31, 2025, we had cash on hand of $ 15.1 million. Of that amount, approximately $ 10.4 million was held in banks and other financial institutions in Hong Kong, $ 4.6 million in US and $ 0.1 million in the PRC. The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$ 64,328 based on the midpoint exchange rate for March 31, 2025 reported by “Historical Exchange Rates” at http://www.oanda.com/fx-for-business/historical-rates) for each depositor in any individual bank in Hong Kong.    We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong or mainland China financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2024 and 2025, respectively, we had accumulated deficit of RMB208.8 million and RMB 879.0 (US$121.1 million).  Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. For the year ended March 31, 2023, our top three customers accounted for approximately 22.2%, 12.9% and 12.9% of our net revenues. For the year ended March 31, 2024, our top three customers accounted for approximately 22.0%, 14.1% and 11.6% of our net revenues. For the year ended March 31, 2025, our top three customers accounted for approximately 10.6%, 8.9%, and 8.9% of our net revenue.

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

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762). As of the date of this annual report, the Company has received the settlement payment from Shenzhen Wanhua.

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd(“Jiayikang”) had a sales contract dispute. The Futian District People‘s Court of Shenzhen rendered a first-instance civil judgment, (2023) Yue 0304 Min Chu No. 13831. On November 28, 2024, the Shenzhen Intermediate People’s Court issued a second-instance civil judgment, (2024) Yue 03 Min Zhong No. 18147, upholding the original judgement. As of the date of this annual report, the Company has completed all the settlement payment to Jiayikang.

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

Defaults under either of our loan agreements with CRBZ could result in a substantial loss of our assets.

Historically, we have mortgaged our assets to obtain loans with various banking institutions. Current year, we have mortgaged our office owned by UTime SZ and pledged accounts receivables equal to RMB22,000,000 (US$3.5 million) owned by UTime SZ under our credit agreement with CRBZ, which will be terminated in November 2025.

A failure to repay any of the indebtedness under either of our loan agreements with CRBZ as they become due or to otherwise comply with the covenants contained in any of such agreements could result in an event of default thereunder. If not cured or waived, an event of default under any of such agreements could enable the lender thereunder to declare all borrowings outstanding on such debt, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit. Such lenders could also elect to foreclose on our assets securing such debt. In such an event, the Company may not be able to refinance or repay all of its indebtedness, pay dividends or have sufficient liquidity to meet operating and capital expenditure requirements. Any such acceleration could cause us to lose a substantial portion of our assets and will substantially adversely affect our ability to continue our operations.

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

If we are unable to successfully develop and timely introduce new products and services, our business may be adversely affected and we may not be successful in our new business in wearable devices.

We must develop and introduce new products and services and improve and enhance our products and services to increase our sales. The success of new or enhanced products and services may depend on a number of factors, including anticipating and effectively addressing consumer preferences and demand, the success of our sales and marketing efforts, timely and successful research and development, effective forecasting and management of product demand, purchase commitments and inventory levels, effective management of manufacturing and supply costs, and the quality of or defects in our products.

The development of our products and services is a complex and costly process. Given the complexity, we occasionally may experience delays in completing the development and introduction of new products, product features, and services. Problems in the design or quality of our products or services may also have an adverse effect on our business, financial condition, brand, and operating results. Unanticipated problems in developing products and services could also divert substantial research and development resources, which may impair our ability to develop new products and services and enhancements of existing products and services, and could substantially increase our costs. If new or enhanced product and service introductions are delayed or not successful, we may not be able to achieve an acceptable return, if any, on our research and development efforts, and our business may be adversely affected.

We have limited operating history in the wearable device industry. We may never be able to effectuate our business plan or achieve sufficient revenue or reach profitability.

We are still a growth company, and are subject to all of the risks inherent in the establishment of a new business enterprise. We have a limited operating history and only a preliminary and unproven business plan upon which investors may evaluate our prospects. We have no experience in mass production of any wearable device product planned for global consumers. Even if we are able to do so, we may not be able to manufacture the product at the low costs needed to support our business models.

Furthermore, even if our technology becomes commercially viable, our business models may not generate sufficient revenue necessary to support our business. The consumer electronics industry is highly competitive, and our technology, products, services or business models may not achieve widespread market acceptance. If we are unable to address any of the aforementioned issues, or encounter other problems, expenses, difficulties, complications, and delays in connection with the starting and expansion of our business, our entire business may fail.

Our ability to generate revenue from our operations and, ultimately, achieve profitability will depend on, among other things, whether we can complete the development and commercialization of our technology, our ability to integrate and license our technology into consumer electronic devices, our future products and our services, whether we can manufacture products on a commercial scale in such amounts and at such costs as we anticipate, and whether we can achieve market acceptance of our products, services and business models. We may never generate any revenue or operate on a profitable basis. Even if we achieve profitability, we may not be able to sustain it.

If we are unable to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our success depends on our ability to anticipate and satisfy consumer preferences in a timely manner. All of our products are subject to changing consumer preferences that cannot be predicted with certainty. Consumers may decide not to choose our solutions or purchase our products and services as their preferences could shift rapidly to different types of input methods or away from these types of products and services altogether, and our future success depends in part on our ability to anticipate and respond to shifts in consumer preferences. It is also possible that competitors could introduce new products and services that negatively impact consumer preferences for our input method and technology, which could result in decreased sales of our products and services and a loss in market share. Accordingly, if we fail to anticipate and satisfy consumer preferences in a timely manner, our business may be adversely affected.

Our future products and services may experience quality problems from time to time that can result in adverse publicity, product recalls, litigation, regulatory proceedings, and warranty claims resulting in significant direct or indirect costs, decreased revenue and operating margin, and harm to our brand.

We plan sell complex products and services that could contain design and manufacturing defects in their materials, hardware, software, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or cause injuries to users. There can be no assurance we will be able to detect, prevent, or fix all defects.

Failure to detect, prevent, or fix defects may result in a variety of consequences, including a greater number of returns of products than expected from our customers and consumers, or future retail customers, regulatory proceedings, product recalls, and litigation, which could harm our revenue and operating results. The occurrence of real or perceived quality problems or material defects in our future products could expose us to warranty claims. If we experience relatively large returns from our retail customers or our other customers and consumers, our business and operating results could be harmed. In addition, any negative publicity or lawsuits filed against us related to the perceived quality and safety of our products could also affect our brand and decrease demand for our products and services, and adversely affect our operating results and financial condition.

Furthermore, it may happen that our products do not provide accurate measurements or correctly classify gestures to users, which may result in negative publicity, and, in some cases, may require us to expend time and resources to defend litigation. If our products fail to provide accurate measurements and control functions to users, or if there are reports or claims of inaccurate measurements or claims regarding the overall benefits of our products and services in the future, we may become the subject of negative publicity, litigation, including class action litigation, regulatory proceedings, and warranty claims, and our brand, operating results, and business could be harmed.

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

In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or SAT Public Notice No.60, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In October 2019, the State Administration of Taxation (SAT) issued the Announcement of the SAT on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits (SAT Public Notice No.35), which took effect on January 1, 2020, while SAT Public Notice No.60 will be abolished at the same time. SAT Public Notice No.35 stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2025, 2024 and 2023, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC as we intended to re-invest all earnings generated from our PRC Subsidiary for the operation and expansion of our business in China, and we intend to continue this practice in the foreseeable future.   Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Subsidiary to UTime HK, our Hong Kong subsidiary.

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

Our auditor Assentsure PAC (“Assentsure”), as an auditor of companies that are   traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Singapore and is subject to inspection by the PCAOB on a regular basis.

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

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending March 31, 2025 which is due by July 31, 2025, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

As of the date of this annual report, we had 20,984,796 Class AOrdinary Shares outstanding. All of the ordinary shares of held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

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

On August 28, 2024, through an extraordinary meeting of shareholders, the Company approved a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty-five such that each twenty-five ordinary shares of the Company shall be combined into one ordinary share of the Company. The Company’s authorized share capital was also increased from US$100,000 to US$1,000,000, divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.

On September 12, 2024, the Company entered into certain securities purchase agreement with certain non-affiliated institutional investor pursuant to which the Company agreed to sell 7,692,308 of its ordinary shares in a registered direct offering, for gross proceeds of approximately $5 million. The purchase price for each Ordinary Share is $0.65. The Company intended to use the net proceeds from this offering for working capital and general corporate purposes. The Offering closed on September 18, 2024.

On November 7, 2024, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons”, as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 180,000,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and three warrants, each to purchase one Share (“Warrant”) with an initial exercise price of $0.388 per Share, at a price of $0.155 per Unit, for an aggregate purchase price of approximately $27.9 million. The Company planned to use net proceeds from such offering to develop its new pharmaceutical division, including the development of a monkeypox vaccine, and to cover laboratory acquisitions, recruitment of talent, and purchase of related equipment, in addition to working capital or other general corporate purposes. This transaction was not closed and was abandoned.

On January 6, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares with an initial exercise price of $0.344 per Share, at a price of $0.15 per Unit for an aggregate purchase price of approximately $1.53 million. The net proceeds from such Offering will be used for working capital or other general corporate purposes. On February 5, 2025, this offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

On February 27, 2025, UTime Limited entered into a securities purchase agreement with certain non-U.S. persons pursuant to Regulation S of the Securities Act of 1933, as amended, under which the Company agreed to sell up to an aggregate of 173,400,000 units. Each unit consists of one ordinary share of the Company, par value $0.0001 per share, and a warrant to purchase three ordinary shares with an initial exercise price of $0.3275 per share, at a price of $0.13 per unit, for a total purchase price of approximately $22.5 million. The net proceeds from the offering will be used for working capital or other general corporate purposes. This offering was closed on April 24, 2025.

On March 12, 2025, through an extraordinary general meeting of shareholders, the Company approved three resolutions: 1) an amendment to the Company’s share capital structure, consolidating shares on a 10-for-1 basis and reclassifying the authorized capital into 900 million Class A Ordinary Shares and 100 million Class B Ordinary Shares, each with a par value of $0.001, and all 3,604,013 issued and outstanding Consolidated Ordinary Shares be re-designated as Class A Shares; 895,395,987 authorized but unissued Consolidated Ordinary Shares be re-designated as Class A Shares; 100,000,000 authorized but unissued Consolidated Ordinary Shares be re-designated as Class B Shares; and each authorized but unissued Consolidated Preference Share be re-designated as a Class A Share; 2) a reduction in the quorum requirement for general meetings from a majority of shares present to one-third; 3) the adoption of an amended and restated memorandum and articles of association to reflect these changes.

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

We also plan to engage in personal health and connectivity through cutting-edge AI-powered wearable technology. We aim to empower users with real-time insights and seamless integration into their daily lives, enhancing both wellness and productivity. Shenzhen UTime Technology Co. Ltd., a subsidiary of the Company, will lead the development, production, and global distribution of AI-driven wearable devices. Building on UTime’s established expertise in consumer electronics, this new business unit will focus on delivering innovative smart headsets, watches, bracelets, and headphones. These products will cater to the growing demand in health, fitness, and entertainment markets, offering users advanced functionality and seamless connectivity.

Market Opportunities

Global Mobile Phone Market Overview

We believe that the global mobile phone market has huge potential and broad development prospects

We believe that the global mobile phone market still has huge potential and broad development prospects. Benefiting from continuous advancements in communication technologies and mobile phone components, the market remains robust in the long run.

We expect the smartphone manufacturing industry – especially in China – to continue growing in value, fueled by the expanding adoption of 5G devices and related upgrades. The proliferation of 5G is encouraging users to upgrade to new models, which drives higher-priced device sales even as unit volumes only gradually increase.

Tablets and wearable devices, especially smart watches, are the next high-potential markets that we believe offer great opportunities. Meanwhile, wearable devices – including smartwatches and wireless earbuds – have sustained robust growth. We believe further 5G implementation will boost demand for tablets and smart accessories even more, by enabling better connectivity and new use cases in both developed and emerging markets. In short, the industry is in a transitional period and product performance continues to evolve rapidly, creating new orders for tablets and smart wearables across global markets.

We believe that the industry is in a transitional period and product performance continues to evolve.

The strong consumer demand for new devices – triggered by continuous technology upgrades and feature innovations – has driven the mobile phone industry to achieve a high penetration rate worldwide. However, as the industry matures and the transition from 4G to 5G progresses, we anticipate that the overall growth rate will slow down due to product homogenization and market saturation. At the same time, we expect the growing 5G momentum to gradually re-energize the market. Manufacturers are now placing more emphasis on higher-quality, premium products to spur sales, which may also encourage users to replace their phones more frequently. Notably, the premium segment of smartphones (flagship devices) has been growing – premium devices now account for over 20% of global smartphone sales, aided by aggressive trade-in offers and financing plans that make upgrades easier for consumers. We believe this focus on innovative, high-end products (e.g. 5G-capable phones with advanced features) will help sustain user interest and shorten upgrade cycles, even as overall industry growth remains moderate.

Emerging Markets Mobile Phone Markets Overview

The market starts late and has great potential to grow.

Consumer electronics – especially mobile phones – are increasingly focused on emerging markets, where disposable incomes are rising fast and current penetration levels are far lower than in developed regions. “Emerging markets” typically refers to areas in Asia, South America, Eastern Europe, and Africa. The populations in these regions are very large, and increasing household incomes are making consumer electronics like mobile phones more affordable to more people. We believe that rapid economic development, the release of demographic dividends (in the form of accelerated economic growth and productivity gains from a young workforce), and the ongoing construction of modern communication infrastructure will drive rapid growth in mobile phone sales across emerging markets. In fact, industry projections show that the bulk of new mobile users will come from developing countries. For example, nearly 800 million new mobile internet subscribers are expected globally by 2030, with almost 40% of those coming from Asia-Pacific (led by India, Pakistan, and Indonesia) and nearly 25% coming from Sub-Saharan Africa. This underscores the vast growth potential still untapped in emerging economies.

The proportion of smartphones has increased with a stronger demand.

Currently, we observe that in many emerging markets the proportion of feature phones remains relatively high compared to smartphones – but this is changing quickly. As these markets gradually mature, the smartphone segment continues to expand rapidly, resulting in a large structural improvement in the mix of devices. The market share of smartphones in emerging regions has been rising year by year, and we anticipate a significant shift toward smartphones in the near future.

Why We are Focusing on Emerging Markets

As far as emerging markets are concerned, feature phones still retain a large market and fulfill an important structural demand. On one hand, due to differences in levels of economic development, a certain proportion of the population in many emerging countries has not yet obtained any mobile phone at all. In summary, feature phones continue to have a sizable presence in emerging markets around the world, although their share is expected to gradually decline as the transition to smartphones gains momentum. On the other hand, emerging markets generally have a relatively younger population structure in terms of age. Millions of young people enter the labor market every year in these countries, forming a strong underlying demand for mobile phone consumption. This youthful demographic ensures a steady influx of new mobile phone users. For instance, Africa’s median age is only about 19 years (whereas the median age in Europe is around 44 years), and roughly 70% of Africans are under the age of 30. Such demographics mean that each year, a huge cohort of first-time buyers will be seeking mobile devices as they come of age. This demographic dividend in emerging markets contributes to rigid, ongoing demand growth for mobile phones, independent of replacement cycles. It is another key reason we are prioritizing these regions for expansion.

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

We have maintained a long-term strategic partnership with TCL, one of the world’s leading consumer electronics brands, for over a decade. TCL has been a key client and collaborator in our ODM business, and our cooperation has deepened significantly in recent years. In 2024 and 2025, we further expanded our collaboration with TCL in response to its strong growth momentum in the global mobile phone market. As TCL’s global smartphone shipments continued to rise, we aligned our production capacity and product development efforts to support its scaling needs. As a result, TCL regained its position as our top client by shipment volume in 2025, reflecting both the strength of our partnership and the strategic importance of TCL’s global expansion in the mobile phone industry.

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

Wearable Device Market Analysis

The global wearable device market is experiencing rapid growth, with projections indicating it will surpass $8 billion by 2025. AR/VR headsets and smart wristwear are the primary drivers of this expansion, as reported by International Data Corporation (IDC) in 2024. Health and fitness applications dominate the market, accounting for 38% of total demand, fueled by advancements in biosensor technology. Meanwhile, the entertainment segment is witnessing significant adoption of AR/VR and smart headphones. The competitive landscape is currently led by major players such as Apple, Huawei, and Xiaomi. However, our focus on AI integration and niche applications, including medical-grade wearables, positions us to carve out a distinct market presence.

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

As part of our expansion strategy, we are actively evaluating opportunities for strategic cooperation with telecommunication carriers through our existing clients in Southern Asia, Africa, the United States and South America. We intend to expand into more markets including emerging and established markets through business with carriers. For our wearable devices, we plan to establish global distribution partnerships with major telecom providers, such as Vodafone and Verizon, to bundle our products with their services.

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

We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We plan to develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, sunglasses with built-in speakers, tablets, and wearable devices, among others. We will expand our product line to include pediatric and geriatric wearables, featuring non-invasive glucose monitoring, with a planned launch in 2026. We also plan to invest in talent acquisition, recruiting more AI and biomedical engineers to drive innovation and maintain our competitive advantage in R&D.

Cooperation Plans

To further our innovation and market reach, we have established strategic partnerships, such as X-Cardio Corp., for collaborative AI research. Additionally, we are exploring original equipment manufacturer partnerships to optimize production costs and scale our operations effectively.

Our Current Products and Services

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

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023		2024		2025
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	106,279	53	105,277	61.2	47,012	6,478	18.7
Smart phone	73,819	36.8	41,348	24	18,577	2,560	7.4
Pad/Laptop	-	-	-	-	124,575	17,167	49.6
Others	20,449	10.2	25,531	14.8	60,833	8,383	24.3
Total	200,547	100	172,156	100	250,997	34,588	100

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

Wearable Devices

Our wearable devices product lineup will include smart headsets, watches, bracelets, and headphones, each designed to meet specific consumer needs. Smart headsets feature 6DOF tracking, 4K resolution, and gesture control, making them ideal for VR gaming and virtual meetings. Smart watches offer comprehensive health monitoring, including heart rate and blood pressure tracking, alongside AI-driven fitness analytics for medical and sports applications. Smart bracelets provide activity tracking and sleep analysis, catering to everyday health and wellness. Finally, our smart headphones stand out with real-time translation, noise cancellation, and audio transcription, serving travelers, professionals, and students alike.

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

Our Current Operations

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

Our wearable devices manufacturing facility will be in the same locations as our current business Guizhou, China.

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

Supply Chain Management

Supply Chain Management Process

Materials, Products and Other Suppliers

We purchase key components from our suppliers, such as chips, batteries, mainboard, screens, battery chargers and controllers. We strategically select our suppliers to minimize over-concentration, control our cost and maintain a good relationship with our suppliers. We collaborate with industry-leading suppliers to ensure the highest quality components for our products. Key hardware partners include TCL and TPV Technology. On the software side, we intend to rely on Amazon Web Services for cloud infrastructure and TensorFlow for AI frameworks, enabling us to deliver robust and scalable solutions.

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

We plan to utilize online channels, such as Amazon and Alibaba, and retail stores to maximize reach and accessibility. This balanced approach ensures broad market penetration and convenience for our customers.

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

Our R&D efforts for the wearable devices are central to maintaining our competitive edge. In 2025, we plan to prioritize the miniaturization of sensors and battery optimization to enhance device performance and user comfort. With an annual R&D budget of $8 million, we are committed to continuous innovation and improvement.

Customers

The majority of our selling items are the feature phones and the smartphones as mentioned above. Our sales depend heavily on our major clients, Zhuohang electronic technology Limited, TCL Communication Limited, and Shenzhen Shixun Chuangxin Technology Co.,Ltd, representing 14.7%, 12.7% and 12.1%; 22.0%, 14.1% and 11.6%; 22,2%, 12.9% and 12.9% of the total revenue for fiscal year 2025, 2024   and 2023, respectively. We regularly provide OEM and ODM business for them. In addition, we export our in-house brand products to emerging markets.

The following is a list of our top three customers for the fiscal year 2025:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	14.7%
Asia	Dr International(Hong Kong) Co.Limited	ODM	12.7%
Asia	Shenzhen Shixun Chuangxin Technology Co.,Ltd	ODM	12.1%

The following is a list of our top three customers for the fiscal year 2024:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	Zhuohang electronic technology Limited	ODM	22.0%
Asia	TCL Communication Limited	ODM	14.1%
Asia	Shenzhen Shixun Chuangxin Technology Co.,Ltd	ODM	11.6%

The following is a list of our top three customers for the fiscal year 2023:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	22.2%
Africa	Vida Resources Pte Ltd.	ODM	12.9%
Mexico	Soluciones Profesionales Empresariales En Revolucion Sa. De. CV	ODM	12.9%

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

Revenue Model

The revenue model for our wearable devices is designed to ensure sustainable growth through multiple streams. Hardware sales will account for approximately 70% of our revenue, with premium pricing for medical-grade wearables. The remaining 30% will come from subscription services, such as AI health coaching and cloud data storage, providing recurring income and fostering long-term customer relationships.

Potential Customers for Wearable Devices

Our potential customer base is divided into two primary segments. For business-to-consumer (B2C) sales, we target fitness enthusiasts and early tech adopters, leveraging social media campaigns and e-commerce platforms to drive engagement. For business-to-business (B2B) sales, we focus on hospitals and corporate wellness programs, utilizing a dedicated direct sales team to build long-term partnerships.

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

Our Competitive Strengths

We believe that the following competitive strengths have contributed to, or will contribute to, our recent and ongoing growth:

●	Experienced management. Our core management team members have at least 10 years of experience in the mobile phone industry, and most of them formerly worked at well-known publicly traded companies.

●	Comprehensive global industry ecosystem. Our integration of development, manufacturing, PCBA, Industrial Design (“ID”), Mechanic Design (“MD”), sales and after-sale services in China, Africa, the United States and South America, combined with our extensive industry experience, provides us a comprehensive global ecosystem for our products. We acquired two companies in Mexico which are mainly focus on business with telecom carriers and manage local distributors and after-sales services.

●	Strong production capacity. Currently, we have six high-end Surface Mounting Technology (“SMT”) production lines and test lines, eleven assembly lines of which six lines are leased, and four leased packaging lines. Each SMT has a production capacity of 600,000 units per month, and our monthly assembling capacity has reached over one million units. Due to the seasonality of the mobile phone industry, we also cooperate with six manufacturers to fulfill our peak season orders, and we believe this strategy is cost-effective.

●	Niche market positioning. We have accumulated extensive business resources and partners both domestic and abroad over the past 10 years, and we have laid our focus in the middle and low-end markets of developing countries, where the markets are fairly new and generally devoid of intense competition that could create new demands, ahead of our competitors in the same industry segment, such as the markets in Mexico.

●	Cost-effective products. We primarily cover two product categories: 13 types of smartphones and 8 types of feature phones. We believe our products are comparable in quality to the large brands and are price competitive. We believe we fit the needs of low-to-mid income groups of many developing countries and we believe we avoid the vicious competition from large international brands.

●	Diversified product portfolio and advanced technology. Our diversified product portfolio will address multiple consumer needs, from health monitoring to entertainment. We plan to use advanced AI integration, powered by biosensors and edge-cloud computing, to ensure unparalleled accuracy and user experience.

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

As of the date of this annual report, we had obtained 50 patents and 43 registered software copyrights, registered 39 trademarks inside and outside of China.

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

Trademarks. We hold the trademark UTime® registered in 12 countries.

Domain names. We had 7 registered domain names in China and 8 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this annual report, we had 99 full-time employees and nil part-time employees.  Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
Administration and Human Resources	6	6.1%
Finance and Accounting	8	8.1%
Production	35	35.4%
Procurement	4	4.0%
Sales and Marketing	7	7.1%
Research and Development	15	15.2%
Quality Control	21	21.2%
Project and Scheduling	3	3.0%
Total	99	100%

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

We currently lease and occupy approximately 5,655 square meters of office and factory space in Nanning, China. These leases in duration of 3 years.  We believe that our facilities are adequate to meet our needs for the immediate future.

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

The following charts display our products contribution for the fiscal years ended March 31, 2023, 2024 and 2025.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the fiscal years indicated (excluding revenue from discontinued operations):

	Year ended March 31,
	2023		2024		2025
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	197,564	100	172,156	100	250,997	34,588	100
In-house brand	-	-	-	-	-	-	-
Total	197,564	100	172,156	100	250,997	34,588	100

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2023		2024		2025
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	106,150	53.7	105,277	61.2	47,012	6,478	18.7
Smart phone	70,965	35.9	41,348	24.0	18,577	2,560	7.4
Pad/Laptop	-	-	-	-	124,575	17,167	49.6
Others	20,449	10.4	25,531	14.8	60,833	8,383	24.3
Total	197,564	100	172,156	100	250,997	34,588	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2023		2024		2025
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
PRC	82,481	41.7	106,216	61.7	187,842	25,879	74.8
Hong Kong	14,228	7.20	-	-	36,482	5,027	14.6
Africa	39,515	20	21,478	12.5	11,278	1,554	4.5
The United States	18,158	9.2	15,415	9.0	3,772	520	1.5
Mexico	26,199	13.3	8,465	4.9	-	-	-
South America	951	0.5	14,431	8.4	-	-	-
Japan	16,032	8.1	6,151	3.5	11,623	1,608	4.6
Total	197,564	100	172,156	100	250,997	34,588	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss (income) for the fiscal years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	197,564	172,156	250,997	34,588
Costs of sales	167,143	163,286	243,913	33,612
Gross profit	30,421	8,870	7,084	976
Operating expenses	108,026	39,010	671,707	92,564
Interest expenses	6,149	3,617	3,927	541
Income (loss) before income taxes	(83,754)	(33,757)	(668,550)	(92,129)
Income tax benefit	(171)	(171)	(59)	(8)
Net loss from continuing operations	(83,583)	(33,586)	(668,491)	(92,121)

●	For the fiscal years ended March 31, 2024 and 2025, we incurred net loss of RMB33.6 million and RMB668.5 million (US$92.1 million). The 1890.4% increase in loss was mainly attributable to the recording of allowance for doubtful account of RMB505.8 million in accounts receivable, provision for obsolete inventories of RMB9.8 million, impairment of long-lived assets of RMB10.5 million and the share-based compensation expenses of RMB 111.0 million under our share incentive plans in fiscal year. We incurred net loss of RMB83.6 million and net loss of RMB33.6 million for the fiscal years ended March 31, 2023 and 2024, respectively. The 59.8% decrease in loss was mainly attributable to the decrease of operating expenses and interest expenses, partially offset by the decrease of gross profit.

●	Our revenue increased from RMB172.2 million for the year ended March 31, 2024 to RMB251.0 million (US$34.6 million) for the year ended March 31, 2025, representing a 46% increase, which was mainly attributable to the increase in OEM/ODM sales in China as of the result of the Sino-US trade war. OEM/ODM revenue decreased from RMB197.6 million for the year ended March 31, 2023 to RMB172.2 million (US$24.3 million) for the year ended March 31, 2024, representing a 13% decrease, which was mainly due to the decrease in smart phone and feature phone sales to customers in Mexico, Japan, Africa and the United states, partially offset by the increase in OEM/ODM sales in South America and China.

●	Operating expenses consist of selling expenses, general and administrative expenses, research and development (“R&D”) expenses and other (income) expense. The year-on-year increase in operating expense for fiscal 2025 consisted of a RMB505.8 million increase in bad debt expenses, a RMB9.8 million increase in provision for obsolete inventories, a RMB10.5 million increase in impairment of long-lived assets, and a RMB111.0 million increase in share-based compensation expenses. The year-on-year decrease in operating expense for fiscal 2024 was mainly due to the decrease in general and administrative expenses and decrease in selling expenses.

●	We wrote off RMB0.4 million, provided RMB0.7 million and provided RMB 9.8 million of impairment reserve on obsolete inventory for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. We also provided allowance of RMB nil and RMB 0.2 million and RMB 505.8 million on doubtful receivables for the fiscal years ended March 31, 2023, 2024 and 2025, respectively.

Comparison of the fiscal years ended March 31, 2025 and 2024

Revenue

Revenue for the year ended March 31, 2025 was RMB251.0 million (US$34.6 million), an increase of RMB78.8 million, or 45.8%, from RMB172.2 million for the year ended March 31, 2024. The increase was attributable to the increase in OEM/ODM sales.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2025 was RMB243.9 million (US$33.6 million), an increase of RMB80.6 million, or 49.4%, from RMB163.3 million for the year ended March 31, 2024. The increase was mainly due to the increase of sales volume and change of product mix.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We provided impairment reserve of RMB 0.7 million and RMB 9.8 million on obsolete inventories, which are recorded in cost of sales for the years ended March 31, 2024 and 2025.

Gross profit

Gross profit for the year ended March 31, 2025 was RMB7.1 million (US$1.0 million), representing a decrease of RMB1.8 million, or 20.1%, from the gross profit of RMB8.9 million for the year ended March 31, 2024 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2025 was 2.8%, or 2.4% lower, as compared to gross profit margin of 5.2% for the fiscal year ended March 31, 2024. The decrease was mainly due to decrease of average selling price of feature phones and the increasing unit cost of materials.

Operating expenses

	Year ended March 31,
	2024		2025
	RMB	US$	RMB	US$
	(in thousands)
Selling expenses	6,356	896	7,028	968
General and administrative expenses(1)	24,065	3,392	128,134	17,657
R&D related expenses(1)	16,646	2,346	9,457	1,304
Other (income) expenses, net	(8,057)	(1,136)	527,088	72,635
Total	39,010	5,498	671,707	92,564

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses increased by RMB632.7 million, or 1622%, from RMB39 million for the year ended March 31, 2024 to RMB672 million (US$93 million) for year ended March 31, 2025. The net increase in our operating expenses was attributed to the provision for doubtful account of RMB505.8 million, allowances for obsolete inventories of RMB9.8 million, impairment of long-lived assets of RMB10.5 million, and the share-based compensation of RMB 111.0 million in Fiscal year 2025.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase expenses on consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The increase was mainly due to the share-based compensation of RMB 111.0 million in Fiscal year 2025.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in R&D expenses incurred in the UTime Guangxi. R&D related expenses are included in general and administrative expenses in the income statement.

Other expenses, net for the year ended March 31, 2025 was net expense of RMB527.1 million (US$72.6 million), as compared to net income of RMB8.1 million for the year ended March 31, 2024. The decrease of income was mainly attributed to the provision for doubtful account of RMB505.8 million, allowances for obsolete inventories of RMB9.8 million, impairment of long-lived assets of RMB10.5 million.

Income tax benefits

Income tax deferred benefit is RMB0.2 million and RMB0.1 million for the years ended March 31, 2024 and 2025.

Net loss

As a result of the above, net loss was RMB668.5 million (US$92.1 million) for the year ended March 31, 2025 compared to net loss of RMB33.6 million for the year ended March 31, 2024.

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

We import screens and mother boards from overseas and purchase cameras, batteries and electronic components from domestic markets for mobile phone processing and assembling.

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

Overall gross profit margin for the fiscal year ended March 31, 2024 was 5.2%, which was 10.2% lower than the gross profit margin of 15.4% for the fiscal year ended March 31, 2023. The decrease was mainly due to decrease in average selling price of feature phones and the increasing unit cost of materials.

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

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The increase in selling expense was mainly due to increase in expenses on consumables.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, and office supplies. The decrease was mainly due to (i) issuance of 5,300,000 shares of common stock valued at $9,301,500 to participants in September 2022, and (ii) decrease in manpower costs due to optimization of resources.

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

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by (used) in operating activities	(24,376)	(373,634)	(31,729)	(4,374)
Net cash used in investing activity	(2,900)	5,520	-	-
Net cash provided by financing activities	26,992	369,621	51,949	7,159
Effect of exchange rate changes on cash and cash equivalents	5,526	3,234	11,818	1,388
Net increase (decrease) in cash and cash equivalents and restricted cash	5,242	4,741	32,038	4,173

We had cash, cash equivalent and restricted cash of approximate RMB72.4 million, RMB77.2 million and RMB109.2 million (US$15.1 million) as of March 31, 2023 and 2024 and March 31, 2025, respectively.

Operating activities

Net cash used in operating activities was RMB31.7 million (US$4.4 million) for the year ended March 31, 2025. The balance represented a decrease of cash flow of RMB341.9 million from RMB373.6 million used in the year ended March 31, 2024. Total net loss for the year ended March 31, 2025 was RMB670.1   million (US$92.3   million), including a loss of RMB1.6 million   from discontinued operations. The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2025. Major changes are i) increase of accounts receivable in the amount of RMB22.3 million (US$3.1 million, a decrease to cash) resulted from an increase in sales, ii) increase of accounts payable in the amount of RMB32.4 million (US$4.5 million, an increase to cash), iii) increase of RMB5.2 million (US$0.7 million, a decrease to cash) in the ending inventory balance as of March 31, 2025, iv) increase of RMB41.9 million (US$5.8 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) increase of RMB25.4 million (US$3.5 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB5.5 million (US$0.8 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2025. In addition, the Company had non-cash expenses relating to depreciation and amortization of RMB5.7 million (US$0.8 million), provision of impairment reserve of RMB 9.8 million (US$1.4 million) on obsolete inventory, provision for doubtful account of RMB505.8 million (US$69.7 million) and issuance of common stock as incentive of RMB111.0 million (US$15.3 million).

Net cash used in operating activities was RMB373.6 million (US$53 million) for the year ended March 31, 2024. The balance represented an increase of cash flow of RMB349.2 million from RMB24.4 million used in the year ended March 31, 2023. Total net loss for the year ended March 31, 2024 was RMB62.2 million (US$8.8 million), including a loss of RMB28.6 million from discontinued operations. The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2024. Major changes are i) decrease of accounts receivable in the amount of RMB4.1 million (US$0.6 million, an increase to cash) resulted from a decline in sales, ii) decrease of accounts payable in the amount of RMB10.6 million (US$1.5 million, a decrease to cash), iii) decrease of RMB4.5 million (US$0.6 million, an increase to cash) in the ending inventory balance as of March 31, 2024, iv) increase of RMB361.6 million (US$51.0 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) increase of RMB4.2 million (US$0.6 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB2.9 million (US$0.4 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2024. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB6.7 million (US$0.9 million), provision of impairment reserve of RMB 0.7 million on obsolete inventory, provision for doubtful account of RMB0.2 million (US$0.02 million) and issuance of common stock as incentive of RMB8.9 million (US$1.3 million).

Net cash used in operating activities was RMB24.4 million (US$4.6 million) for the year ended March 31, 2023. The balance represented an increase of cash flow of RMB3.5 million (US$0.7 million), or 16.7%, from RMB20.9 million used in the year ended March 31, 2022. Net loss for the year ended March 31, 2023 was RMB90.0 million (US$13.1 million), including a loss RMB6.4 million from discontinued operations. The difference between net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2023. Major changes are i) increase of accounts receivable in the amount of RMB27.5 million (US$4.0 million, a decrease to cash) resulted from a decline in sales, ii) increase of accounts payable in the amount of RMB18.2 million (US$2.7 million, an increase to cash), iii) decrease of RMB17.3 million (US$2.5 million, an increase to cash) in the ending inventory balance as of March 31, 2023, iv) increase of RMB22.9 million (US$3.3 million) in prepayment and other current assets (a decrease to net cash) v) increase of RMB8.3 million (US$1.2 million) in other payables and accrued liabilities (an increase to net cash), vi) increase of RMB0.9 million (US$0.1 million) in net amount of related parties (an increase to net cash) during the year ended March 31, 2023. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB5.8 million (US$0.8 million), written-off provision for obsolete inventory of RMB0.4 million (US$0.1 million), and issuance of common stock as incentive of RMB63.7 million (US$9.3 million).

Investing activities

Net cash provided by investing activities for fiscal year ended March 31, 2025 was RMB nil as compared to net cash provided by investing activities of RMB5.5 million for the fiscal year ended March 31, 2024.

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

Financing activities

Net cash provided by financing activities for year ended March 31, 2025 was RMB51.9 million (US$7.2 million) as compared to RMB369.6 million for the year ended March 31, 2024. The cash inflow was mainly attributable to proceeds from issuance of common stock to non-U.S. investors in Feb 2025.

Net cash provided by financing activities for year ended March 31, 2024 was RMB369.6 million (US$52.1 million) as compared to RMB27.0 million for the year ended March 31, 2023. The cash inflow was mainly attributable to proceeds from issuance of common stock to non-U.S. Persons in March 2024.

Net cash provided by financing activities for year ended March 31, 2023 was RMB27.0 million (US$5.1 million) as compared to RMB86.9 million for the year ended March 31, 2022. The cash inflow was mainly attributable to proceeds from short-term borrowings.

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

In March 2022, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from March 25, 2022 to March 31, 2027, with a monthly rental1 payment of RMB 30,706.06.

In July 2024, UTime Guangxi entered into a Lease Agreement to lease Factory for production from Nanning Industrial Investment Group Cp., Ltd, for a term of 3 years, with a monthly rental payment of RMB 101,796.84 for the first two years, and RMB 104,850.75 for the last year (including 3 months rent-free period).

In June 2024, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from June 25, 2024 to June 24, 2026, with a monthly rental payment of RMB 9,900.00.

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

The following table sets forth our contractual obligations as of March 31, 2025, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	63,600	63,600	-	-	-
Current portion of long-term borrowings	-	-	-	-	-
Long term borrowings	-	-	-	-	-
Operating lease payments	2,691	1,230	1,173	288	-
Finance lease payments	3,325	3,104	78	78	65
Total	69,616	67,934	1,251	366	65

1

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

OEM/ODM orders were our principal source of revenue for the fiscal years ended March 31, 2023, 2024 and 2025, respectively. Sustaining the customer source may help us secure our OEM/ODM orders. We developed a few new customers in mainland China and South America. We also developed business in Mexico and Africa. During the fiscal year ended March 31, 2023, 2024 and 2025, aggregate sales in mainland China, Hong Kong, South America, Mexico, and Africa contributed 75,5%, 87.5% and 93.9% of total revenue, respectively.

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

Allowances of Credit Losses

The Company maintains an allowance for credit losses for estimated losses on uncollected accounts receivable. Management considers the following factors when determining the collectability of specific accounts: creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Company serves. The Company evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit loss to reduce its accounts receivable to the amount that it believes will be collected. The Company uses the creditworthiness of customers, aging of the receivables, past transaction history with customers and their current condition, changes in customer payment terms, specific facts and circumstances, and the overall economic climate in the industries the Company serves to monitor the Company’s receivables within the scope of expected credit losses model and use these as a basis to develop the Company’s expected loss estimates.

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

Name	Age	Position
Hengcong Qiu	40	Chief Executive Officer and Chairman of the Board of Directors, Interim Chief Financial Officer
Minfei Bao	52	Director
Yihuang Chen	45	Chief Operating Officer
Honggang Cao	44	Chief Manufacturing Officer
Xiaoqian Jia	42	Independent Director and Chair of Nominating and Corporate Governance Committee
Na Cai	39	Independent Director and Chair of Audit Committee
Hailin Xie	45	Independent Director and Chair of Compensation Committee

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

6.B. Compensation

For the fiscal years ended March 31, 2025, we paid an aggregate of RMB 0.7 million (approximately $ 0.1 million) to our executive officers, and we paid an aggregate of US$ nil cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

We have not granted any equity awards to our directors or executive officers during the fiscal year ended March 31, 2025.

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

6.E. Share Ownership

As of July 29, 2025, there are 20,984,796 Class A Ordinary Shares issued and outstanding. Holders of our ordinary shares are entitled to vote together as a single class on all matters submitted to shareholders for approval. No holder of ordinary shares has different voting rights from any other holders of ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 20,984,796 Class A ordinary shares outstanding as of July 29, 2025.

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

Class A Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Hengcong Qiu	-	-
Minfei Bao	17,520	0.97
Yihuang Chen	-
Honggang Cao	-

Xiaoqian Jia	-	-
Na Cai	-	-
Hailin Xie	-	-
All directors and executive officers as a group (eight persons)	17,520	0.97
Principal Shareholders:

(1)	Unless otherwise noted, the business address of each of the following entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

None of our major shareholders have differing voting rights, and as of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Incentive Compensation

On April 24, 2024, we registered an aggregate of 58,817,092 ordinary shares, par value US$0.0001 per share, reserved for issuance under the UTime Limited 2024 Performance Incentive Plan. On March 12, 2025, we adopted the UTime Limited 2025 Performance Incentive Plan (the “Plan”), but have not registered any shares under this Plan.

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

The Plan provides for an aggregate of 540,000 Class A ordinary shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A ordinary shares subject to such award will again be made available for future grant. Class A ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

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

Amounts due from/to Philectronics Inc. (“Philectronics”)

As of the date of this annual report, the amount due from Philectronics was RMB0.6 million (US$0.1 million).

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

As of the date of this annual report, the Company has amounts due to Mr. Bao of RMB17.3 million (US$2.4 million).

Loans from Mr. Bao

As of March 31, 2025, a loan balance of RMB 17.3 (US$ 2.4 million)   was included in the total amounts due to Mr. Bao. See “Due to Related Parties” above.

Variable Interest Entity Arrangements

See “History and Corporate Structure - Contractual Arrangements with the VIE and its Respective Shareholders.”

Share Issuances

In April 2020, we repurchased 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value from our shareholders Grandsky Phoenix Limited and HMercury Capital Limited, respectively, pursuant to a share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. Both Grandsky Phoenix Limited and HMercury Capital Limited confirmed that they have opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. In April 2021, we completed our initial public offering of 3,750,000 ordinary shares. On November 7, 2022, we issued the aggregate of 5,300,000 ordinary shares, par value US$0.0001 per share under the UTime Limited 2022 Performance Incentive Plan (the “Plan”). As a result, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, own 17,520 Class A ordinary shares, representing 0.49% of equity interest and 551 Class B ordinary shares, representing 0.02% of equity interest of the Company, respectively, as of the date of this annual report.

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

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762). As of the date of this annual report, the Company has received the settlement payment from Shenzhen Wanhua.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A ordinary shares, par value $0.001 per share, used to be listed for trading on the NASDAQ Capital Market under the symbol “UTME” since April 5, 2021. We later changed the symbol from “UTIME” to “WTO”, effective on September 5, 2023.

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

The share capital of the Company is US$1,000,000 divided into 900,000,000 Class A ordinary shares of a par value of US$0.001 each (“Class A Shares”) and 100,000,000 Class B ordinary shares of a par value of US$0.001 each (“Class B Shares”). As of the date of this annual report, 20,984,796 Class A ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

Voting Rights

A quorum required for a meeting of shareholders consists of two or more holders of shares together holding (or representing by proxy) not less than an aggregate of one third of of the total voting power of all shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. If a quorum is not present within half an hour from the time appointed for a general meeting to commence or if during such a general meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as our board of directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

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

Not applicable.

ITEM 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rule and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of March 31, 2025, in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2025.

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

(c)	Attestation report of the registered public accounting firm

We did not include an attestation report of our registered public accounting firm in this annual report. As a company with less than US$1.235 billion    revenue for last financial year, we qualified as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of an emerging growth company’s internal control over financial reporting.

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the NASDAQ and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or NASDAQ will be disclosed on our website at www.utimemobile.com within four business days following the amendment or waiver. During fiscal year 2025, no   amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2025	Year Ended March 31, 2024
Audit fees*
Audit Alliance LLP	$60,000	$190,000
Assentsure PAC	180,000	-
Total	$240,000	$190,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

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

Please refer to the Form 6-K of the Company dated January 6, 2025.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J. INSIDER TRADING POLICIES

We have adopted insider trading policies governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the insider trading policies, filed as Exhibit 19.1 to the Form 20-F for the fiscal year ended March 31, 2023, is incorporated by reference.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-44.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Article of Association(1)
2.1*	Description of Shares
4.1	English Translation of Factory Lease Agreement, dated November 1, 2021, by and between Guangxi Utime Technology Co., Ltd and Nanning Industrial Investment Group Co., Ltd. (2)
4.2	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited(2)
4.3	English Translation of Purchase Agreement, by and between Guangxi Utime Technology Co., Ltd. and Shenzhen Chuangbaili Industrial Equipment Co., Ltd.(2)
8.1*	Subsidiaries of the Registrant
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) / 15d-(14)a of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) / 15d- (14)a of the Exchange Act
13.1*	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Zhejiang Taihang Law Firm
19.1	Insider Trading Policies(3)
97.1	Compensation Recovery Policy(4)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed as an exhibit hereto.

(1)	Incorporated by reference to Exhibit 99.1 to our Current Report on Form 6-K, filed on March 13, 2025

(2)	Incorporated by reference to our annual report on Form 20-F, filed on October 31, 2022.

(3)	Incorporated by reference to Exhibit 19.1 of our annual report on Form 20-F, filed on August 8, 2023.

(4)	Incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F, filed on July 30, 2024.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer

Date: August 11, 2025

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors and shareholders of Utime Limited. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Utime Limited. and its subsidiaries (collectively, the Company) as of March 31, 2025, and the related consolidated statements of income and comprehensive income, shareholders’ equity, and cash flows, for the year ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2025, and the consolidated results of its operations and its cash flows for the year ended March 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 Liquidity & Going concern to the financial statements, the Company incurred a net loss of RMB670.1 million for the year ended March 31, 2025, and had a working capital deficit of RMB172.1 million as of that date. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding these matters are described in Note 2 Liquidity & Going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Assentsure PAC

Singapore

August 11, 2025

PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited (the “Company”) as of March 31, 2024, the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for each of the two years ended March 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated balance sheets of the Company as of March 31, 2024, and the result of its operation and statements of cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

July 30, 2024

PCAOB ID No. 3487

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of March 31,	As of March 31,
	Note	2024	2025
		RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents		76,675	109,213	15,050
Restricted cash		500	-	-
Accounts receivable, net	3	30,240	-	-
Prepaid expenses and other current assets, net	4	457,654	45,535	6,275
Due from related parties		553	566	78
Inventories	5	11,026	6,351	875
Current assets related to discontinued operations		1,438	-	-
Total current assets		578,086	161,665	22,278
Non-current assets
Property, plant and equipment, net	6	54,188	39,599	5,457
Operating lease right-of-use assets, net	7	9,781	1,714	236
Finance lease right-of-use assets, net	7	6,460	2,246	310
Intangible assets, net		662	205	28
Equity method investment	8	-	-	-
Deferred loss on sale-leaseback		767	605	83
Non-current assets related to discontinued operation		3	-	-
Total non-current assets		71,861	44,369	6,114
Total assets		649,947	206,034	28,392

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		106,092	138,504	19,086
Short-term borrowings	9	56,949	57,600	7,937
Current portion of government grants		1,812	1,812	250
Due to related parties		35,244	40,787	5,621
Lease liabilities	7	6,824	4,085	563
Other payables and accrued liabilities	10	63,951	89,350	12,313
Income tax payables		18	-	-
Current liabilities related to discontinued operations		1,929	1,601	221
Total current liabilities		272,819	333,739	45,991
Non-current liabilities
Long-term borrowings	9	-	6,000	827
Government grants		4,342	2,530	349
Deferred tax liability		125	-	-
Lease liabilities - non-current	7	10,054	1,619	223
Total non-current liabilities		14,521	10,149	1,399
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB230,819 and RMB278,811 as of March 31, 2024 and 2025, respectively)		287,340	343,888	47,390
Commitments and contingencies		-	-	-

Shareholders’ equity
Preference share, par value US$0.001; Authorized:1,000,000 shares; none issued and outstanding As of March 31, 2024 and 2025, respectively		-	-	-
Ordinary shares, par value US$0.001; Authorized:99,000,000 shares; Issued and outstanding: 1,568,456 shares as of March 31,2024 and 3,604,015 shares as of March 31, 2025*		12	26	4
Additional paid-in capital		573,881	732,909	100,998
Accumulated deficit		(208,828)	(878,915)	(121,118)
Accumulated other comprehensive income		2,733	13,317	1,833
Total UTime Limited shareholders’ equity		367,798	(132,663)	(18,283)
Non-controlling interests		(5,191)	(5,191)	(715)
Total shareholders’ equity		362,607	(137,854)	(18,998)
Total liabilities and shareholders’ equity		649,947	206,034	28,392

*	Retrospectively restated for effect of the authorized shares decreased on March 31, 2025.

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2023	2024	2025
		RMB	RMB	RMB	USD

Revenue	16	197,564	172,156	250,997	34,588
Cost of sales		167,143	163,286	243,913	33,612
Gross profit		30,421	8,870	7,084	976
Operating expenses:
Selling expenses		7,373	6,356	7,028	968
General and administrative expenses		105,186	40,711	137,591	18,961
Other (income)/expenses , net	11	(4,533)	(8,057)	527,088	72,635
Total operating expenses		108,026	39,010	671,707	92,564
Loss from operations		(77,605)	(30,140)	(664,623)	(91,588)
Interest expenses		6,149	3,617	3,927	541

Loss before income taxes		(83,754)	(33,757)	(668,550)	(92,129)
Income tax benefits	12	(171)	(171)	(59)	(8)

Net loss from continuing operations		(83,583)	(33,586)	(668,491)	(92,121)

Discontinued operations
Loss on disposal of discontinued operation		-	(26,719)	-	-
Loss from discontinued operations		(6,439)	(1,903)	(1,596)	(220)
Net loss from discontinued operations		(6,439)	(28,622)	(1,596)	(220)

Net loss		(90,022)	(62,208)	(670,087)	(92,341)
Less: Net loss attributable to non-controlling interests		(2,406)	(1,324)	-	-
Net loss attributable to UTime Limited		(87,616)	(60,884)	(670,087)	(92,341)

Comprehensive loss
Net loss attributable to UTime Limited		(87,616)	(60,884)	(670,087)	(92,341)
Foreign currency translation adjustment		2,445	1,456	10,584	1,459
Total comprehensive loss		(85,171)	(59,428)	(659,503)	(90,882)
Comprehensive loss attributable to UTime Limited		(85,171)	(59,428)	(659,503)	(90,882)

Losses per share attributable to UTime Limited
Continuing operations		(1.54)	(0.04)	(0.19)	(0.03)
Discontinued operations		(0.12)	(0.02)	-	-
Weighted average ordinary shares outstanding
Basic and diluted		54,271	1,655,076	3,604,015	3,604,015

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Ordinary shares		Additional	Retained Earnings	Accumulated Other	Non-	Total
	Number of		Paid-in	(Accumulated	Comprehensive	controlling	Shareholders’
	Shares	Amount	Capital	Deficit)	Income (Loss)	Interests	Equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2022	33,071	1	152,240	(88,277)	1,024	(520)	64,468
Net loss	-	-	-	(87,616)	-	(2,406)	(90,022)
Issuance of ordinary shares	21,200	-	64,272	-	-	-	64,272
Foreign currency translation difference	-	-	-	-	2,445	(431)	2,014
Balance as of March 31, 2023	54,271	1	216,512	(175,893)	3,469	(3,357)	40,732
Net loss	-	-	-	(60,884)	-	(1,324)	(62,208)
Issuance of ordinary shares	1,495,385	11	88,322	-	-	-	88,333
Issuance of warrants	-	-	260,582	-	-		260,582
Issuance of shares to officers	18,800	-	8,465	-	-	-	8,465
Disposal of discontinue operation	-	-	-	27,949	(2,192)	-	25,757
Foreign currency translation difference	-	-	-	-	1,456	(510)	946
Balance as of March 31, 2024	1,568,456	12	573,881	(208,828)	2,733	(5,191)	362,607
Net loss	-	-	-	(668,491)	-	-	(668,491)
Issuance of ordinary shares	1,789,231	13	47,373	-	-	-	47,386
Issuance of warrants	235,268	1	111,655	-	-	-	111,656
Effect of rounding fractional shares into whole shares upon Reverse Stock Split	11,060	-	-	-	-	-	-
Disposal of discontinued operation	-	-	-	(1,596)	-	-	(1,596)
Foreign currency translation difference	-	-	-	-	10,584	-	10,584
Balance as of March 31, 2025	3,604,015	26	732,909	(878,915)	13,317	(5,191)	(137,854)

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(90,022)	(62,208)	(670,087)	(92,341)
Net loss from discontinued operations	(6,439)	(28,622)	(1,596)	(220)
Net loss from continuing operations	(83,583)	(33,586)	(668,491)	(92,121)
Adjustments to reconcile net loss from operations to net cash used by operating activities
Depreciation and amortization	5,769	6,736	5,669	781
Allowances for obsolete inventories, net	(356)	688	9,841	1,356
Impairment of long-live assets	-	-	10,496	1,446
Allowance for credit losses, net	-	152	505,754	69,695
Share-based compensation and expenses	63,656	8,892	111,034	15,301
Loss on disposal of property and equipment	184	-	-	-
Deferred tax	(171)	(171)	-	-
Net changes in operating assets and liabilities:
Accounts receivable	(27,463)	4,118	(22,312)	(3,075)
Prepaid expenses and other current assets	(22,908)	(361,724)	(41,877)	(5,771)
Inventories	17,265	4,459	(5,166)	(712)
Accounts payable	18,217	(10,606)	32,412	4,466
Other payables and accrued liabilities	8,252	4,213	25,381	3,498
Related parties	877	2,949	5,530	762
Net cash used in operating activities - Continuing operations	(20,261)	(373,880)	(31,729)	(4,374)
Net cash provided by operating activities - Discontinued operations	(4,115)	246	-	-
Net cash used in operating activities	(24,376)	(373,634)	(31,729)	(4,374)

Cash flow from investing activities:
Acquisition of property, plant and equipment	(2,593)	(971)	-	-
Payment for intangible assets	(307)
Proceeds from sale of property, plant and equipment	-	6,500	-	-

Net cash provided by investing activities - Continuing operations	(2,900)	5,529	-	-
Net cash used in investing activities - Discontinued operations	-	(9)	-	-
Net cash provided by investing activities	(2,900)	5,520	-	-

Cash flow from financing activities:
Proceeds from short-term borrowings	66,300	60,571	36,000	4,961
Loan received from a shareholder	4,010	41,796	-	-
Repayment of loan from a shareholder	(3,000)	(14,200)	-	-
Repayment of short-term borrowings	(48,145)	(57,557)	(29,349)	(4,044)
Repayments of long-term borrowings	(870)	(7,950)	-	-
Government grants	8,697	(2,542)	(1,812)	(250)
Proceeds from issuance of ordinary shares	-	350,001	47,374	6,528
Payment of capital lease obligation	-	(498)	(264)	(36)
Net cash provided by financing activities	26,992	369,621	51,949	7,159

Effect of exchange rate changes on cash and cash equivalent and restricted cash	5,526	3,234	11,818	1,388
Net increase in cash and cash equivalent and restricted cash	5,242	4,741	32,038	4,173
Cash and cash equivalents and restricted cash at beginning of year	67,192	72,434	77,175	10,877
Cash and cash equivalents and restricted cash at end of year	72,434	77,175	109,213	15,050
Less: Cash and cash equivalent and restricted cash - Discontinued operations	14	-	-	-
Cash and cash equivalents and restricted cash at end of year - Continuing operations	72,420	77,175	109,213	15,050

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB	USD

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	-	-	-	-
Interest paid	4,075	3,635	-	-

	As of March 31,
	2023	2024	2025
	RMB	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in unaudited condensed consolidated statements of cash flows
Restricted cash	500	500	-	-
Cash and cash equivalents	71,920	76,675	109,213	15,050
Cash, cash equivalents and restricted cash	72,420	77,175	109,213	15,050

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

As of March 31, 2025, details of the subsidiaries and VIE of the Company are set out below:

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2024 and 2025 are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	2,704	517
Restricted cash	500	-
Accounts receivable, net	30,240	-
Prepaid expenses and other current assets, net	84,439	11,640
Due from related parties	553	566
Inventories	11,026	6,351
Current assets related to discontinued operations	1,438	-
Total current assets	130,900	19,074
Non-current assets
Property, plant and equipment, net	54,188	39,599
Operating lease right-of-use assets, net	9,781	1,714
Finance lease right-of-use assets, net	6,460	2,246
Intangible assets, net	662	205
Deferred loss on sale-leaseback	767	605
Non-current assets related to discontinued operations	3	-
Total non-current assets	71,861	44,369
Total assets	202,761	63,443

Liabilities
Current liabilities
Accounts payable	106,092	138,504
Short-term borrowings	56,949	57,600
Current portion of government grants	1,812	1,812
Due to related parties	11,516	16,949
Lease liabilities	6,824	4,085
Other payables and accrued liabilities	45,228	64,604
Income tax payables	18	-
Current liabilities related to discontinued operations	1,929	1,601
Total current liabilities	230,368	285,155
Non-current liabilities
Long-term borrowings	-	6,000
Government grants	4,342	2,530
Deferred tax liability	125	-
Lease liability - non-current	10,054	1,619
Total non-current liabilities	14,521	10,149

Total liabilities	244,889	295,304

The table sets forth the revenue, net income and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2024	2025
	RMB	RMB
Revenue	172,156	250,997
Net loss	(44,078)	(192,162)
Net cash used in operating activities	(2,484)	(392)
Net cash provided by investing activities	5,529	-
Net cash provided by financing activities	(926)	6,024

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

The following table presents the carrying amounts of assets and liabilities for the discontinued operations of Gesoper and Firts in Mexico, and Utime India and Do Mobile in India:

	As of March 31,
	2024	2025
	RMB	RMB

Assets classified as discontinued operation	1,441	-

Liabilities classified as discontinued operation	1,929	1,601

The financial results of these operations are presented as following in the consolidated statement of comprehensive loss.

	Year ended March 31,
	2024	2025
	RMB	RMB

Loss from discontinued operation, net of income taxes	1,903	1,596
Loss on disposal of discontinued operation	26,719	-

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

Liquidity and Going Concern

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company incurred net losses of RMB670.1 million and RMB62.2 million for the years ended March 31, 2025, 2024, respectively. For the years ended March 31, 2025, and 2024, the Company had cash outflows from operating activities of approximately RMB31.7 million and RMB373.6 million, respectively.

As of March 31, 2025, the Company went into a working capital deficit of approximately RMB178.1 million.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses and has experienced negative cash flows from operations, raising substantial doubt about its ability to continue as a going concern. The Company’s ability to continue operations are dependent on the successful continuation of various cost-cutting measures and financing strategies that have been implemented after the year-end, including:

1. In addition to the US$20 million already secured by the Company, they are in midst of ongoing negotiations for further private placement financing.

2. The Company is actively pursuing a range of cost-cutting measures i.e (i) Streamlining operations to reduce overhead costs, optimize resource allocation, and improve operational workflows, (ii) implementing workforce reductions, restructuring, or freezing hiring to better align labor costs with revenue projections and (iii) engaging with creditors to explore potential restructuring options, including extending payment terms or reducing outstanding debt to ease cash flow pressures.

Together, these measures, along with the anticipated additional financing, are aimed at enhancing the Company’s ability to meet its financial obligations and position itself for sustainable growth. However, the ultimate success of these plans is uncertain, and should these measures not be successfully implemented, the Company may not be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements include but are not limited to estimates and judgments applied in the allowance for receivables, write down of other assets, estimated useful lives of property and equipment, impairment on inventory, the valuation allowance for deferred tax assets and income tax and contingencies. Actual results could differ from those estimates and judgments.

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

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2024 and 2025, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB77.2 million and RMB109.2 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s financial condition, credit history, and the current economic conditions. As of March 31, 2024 and 2025, the Company recorded RMB0.3 million and RMB52.8 million of allowances for accounts receivable, respectively.

Major customers and accounts receivable —During the year ended March 31, 2023, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB44.4 million, RMB25.9 million and RMB25.8 million, respectively, relate to OEM/ ODM services segment. The Company had four customers that accounted over 10% of total accounts receivable at March 31, 2023, amounting to RMB14.0 million, RMB11.9 million, RMB9.4 million and RMB8.6 million, respectively. During the year ended March 31, 2024, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB37.8 million, RMB24.3 million and RMB20.0 million, respectively, relate to OEM/ ODM services segment. The Company had one customer that accounted over 10% of revenues at March 31, 2025, amounting to RMB26.5 million.

Major suppliers —During the year ended March 31, 2023, the Company had no supplier accounted over 10% of total purchases. During the year ended March 31, 2024, the Company had two suppliers accounted over 10% of total purchases and processing fees from the supplier amounted to RMB56.9 million. During the year ended March 31, 2025, the Company had three supplier accounted over 10% of total purchases and processing fees from the supplier amounted to RMB115.4 million.

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

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. Fair market value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. An impairment charge of RMB 10,496 was recognized as of March 31, 2025.

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

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2024 and 2025, the deferred revenue were RMB 6.2 million and RMB nil, respectively. The classification of short-term or long-term liabilities is depended on the management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2023, 2024 and 2025 were RMB0.6, RMB2.4 million and RMB2.9 million, respectively.

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

The Company’s revenue is primary derived from OEM and ODM services for well-known brands positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 17 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2023, 2024 and 2025.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
OEM/ODM	197,564	172,156	250,997
In-house brand	-	-	-
Total	197,564	172,156	250,997

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Selling and marketing expenses

Selling and marketing expenses consist primarily of (i) advertising and market promotion expenses, (ii) shipping expenses and (iii) salaries and welfare for sales and marketing personnel. The advertising and market promotion expenses amounted to RMB0.1 million, RMB nil and RMB nil for the years ended March 31, 2023, 2024 and 2025, respectively. The shipping and handling fees amounted to RMB1.6 million, RMB0.8 million and RMB0.4 million for the years ended March 31, 2023, 2024 and 2025.

Research and development costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs total RMB 16.0 million, RMB16.6 million and RMB9.5 million for the years ended March 31, 2023, 2024 and 2025, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The Company’s subsidiary in India is also required to pay for employee social benefits based upon certain percentages of employees’ salaries in accordance with the relevant local regulation. The Company has no legal obligation for the benefits beyond the contributions made. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 1.3 million, RMB1.0 million and RMB0.9 million for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2023, 2024 and 2025. As of March 31, 2024 and 2025, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMB nil for the years ended March 31, 2023, 2024 and 2025.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended March 31, 2025 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on March 31, 2025 of USD 1.00 = RMB7.2567. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2025, or at any other rate.

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

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Numerator:
Net loss attributable to UTime Limited, basic and diluted	(87,616)	(60,884)	(670,087)
Denominator:
Weighted average shares outstanding, basic and diluted	54,271	1,655,076	3,604,015
Net loss attributable to UTime Limited per ordinary share:
Continuing operations	(1.54)	(0.04)	(0.19)
Discontinued operations	(0.12)	(0.02)	-

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

In November 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”). The pronouncement expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024. We adopted ASU 2023-07 during the year ended March 31, 2025.

In December 2023, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2023-09, “Income Taxes (Topic 740): Improvements to Income Tax Disclosures” (“ASU 2023-09”). The pronouncement expands the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024. We adopted ASU 2023-09 during the year ended March 31, 2025.

In November 2024, the FASB issued ASU No. 2024-03, “Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures. This ASU requires entities to 1. disclose amounts of (a) purchase of inventory, (b) employee compensation, (c) depreciation, (d) intangible asset amortization, and, (e) depreciation, depletion, and amortization recognized as part of oil-and gas-producing activities, 2. include certain amounts that are already required to be disclosed under current Generally Accepted Accounting Principles in the same disclosures as other disaggregation requirements, 3. disclose a qualitative description of the amounts remaining in relevant expense captions that are not necessarily disaggregated quantitatively, and 4. disclose the total amount of selling expenses, in annual reporting periods, an entity’s definition of selling expense. The ASU is effective for annual reporting periods beginning after December 15, 2026 and interim reporting periods beginning after December 15, 2027. Additionally, in January 2025, the FASB issued ASU No. 2025-01 to clarify the effective date of ASU 2024-03. The standard provides guidance to expand disclosures related to the disaggregation of income statement expenses. The standard requires, in the notes to the financial statements, disclosure of specified information about certain costs and expenses which includes purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in each relevant expense caption. This guidance is effective for fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027, on a retrospective or prospective basis, with early adoption permitted. The Company plans to adopt this guidance effective January 1, 2027 and the Company is currently evaluating the impact of adopting this ASU on its financial statements.

Except for the above-mentioned pronouncement, there are no new recently issued accounting standards that will have material impact on the Company’s consolidated financial position, statements of operations, and cash flows.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2024	2025
	RMB	RMB
Accounts receivable	30,533	52,845
Allowance for credit losses	(293)	(52,845)
Accounts receivable, net	30,240	-

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The Company analyzed the collectability of accounts receivable based on historical collection and the customers’ intention of payment. As a result of such analysis, the allowance for credit losses was as follows:

	2024	2025
Balance at beginning of year	136	293
Additions for the year	152	52,065
Foreign currency translation difference	5	487
Balance at the end of year	293	52,845

As of March 31, 2024 and 2025, the allowance for credit losses amounted to RMB0.3 million and RMB52.8 million, respectively. The Company determined that the collection of these customers’ receivable is not probable due to financial difficulties experienced by related customers.

To enhance liquidity of capital, the company has implemented internal collection arrangements for customers with short aging periods, however, as factors such as changes in the company’s sales personnel and market conditions, the collection status has been far from ideal. The relevant responsible persons of most customers with short aging periods could not be reached. A few who have been contacted, showed no intention of repayment. From a prudent perspective, full allowance for accounts receivables has been made.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2024	2025
	RMB	RMB
Advance to suppliers	433,363	467,429
Receivables from supply chain service provider	6,114	6,042
Other receivables	18,532	25,781
Allowance for credit losses	(355)	(453,717)
Prepaid expenses and other current assets, net	457,654	45,535

The Company entered several agreements with four suppliers in China in March 2024 for purchase of raw materials. The goods will be delivered to the Company by October 31, 2024 and November 31, 2024 according to these agreements. Prepayment were made to the suppliers in the total amount of RMB350 million. The prepayment was recorded as ‘Prepaid expenses and other current assets, net in the consolidated balance sheet as of March 31, 2024. On March 31, 2025, the Company fully provided for bad debts on this advance payment. Regarding the raw materials continuing to be purchased from one of the above supplier, Hangzhou Lanya Trading Company Limited in fiscal year 2025, impairment allowance has also been recognized for the prepayment based on aging categories.

As of March 31, 2024, other receivables consisted of deposits for leased equipment and cash advance to employees amounted to RMB2 million and RMB3.8 million. As of March 31, 2025, other receivables consisted of deposits for leased equipment and cash advance to employees amounted to RMB1.8 million and RMB3.2 million.

As of March 31, 2024 and 2025, the allowance for credit losses on advance to suppliers of RMB0.4 million and RMB453.7 million were primarily consist of unrecoverable prepayment related to cancellation of abundant purchase orders caused by termination of cooperation with certain OEM/ODM customers and VAT recoverable from certain supply chain companies.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 5 — INVENTORIES

	As of March 31,
	2024	2025
	RMB	RMB
Raw materials	9,522	10,474
Work in progress	1,558	2,941
Finished goods	10,866	13,712
Total inventory, gross	21,946	27,127
Inventory reserve	(10,920)	(20,776)
Total inventory, net	11,026	6,351

The movement of inventory reserve was as follows:

	Year ended March 31,
	2024	2025
	RMB	RMB
Balance at beginning of year	10,233	10,920
Additional charge	688	9,841
Foreign currency translation difference	(1)	15
Balance at the end of year	10,920	20,776

The Company had fully impaired all inventory items aged over one year.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

	As of March 31,
	2024	2025
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	10,768	10,768
Production and other machineries	47,845	47,845
Total	79,608	79,608
Less: accumulated depreciation	(25,420)	(31,059)
Less: impairment	-	(8,950)
Property and equipment, net	54,188	39,599

Depreciation charged to expense amounted to RMB4.6 million, RMB5.7 million and RMB5.6 million for the years ended March 31, 2023, 2024 and 2025, respectively.

Based on testing of the future economic benefits derived from the property, plant and equipment, the Company had identified indications of impairment in these assets. Impairment for property, plant and equipment was recorded RMB nil and RMB 9.0 million for the years ended March 31, 2024 and 2025.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET (cont.)

Details of production and other machineries lease out under operating lease are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Cost	26,629	-
Less: accumulated depreciation and amortization	(13,363)	-
Net book value	13,266	-

NOTE 7 — LEASES

Operating leases as lessor

The Company has agreements to lease our equipment to tenant under operating lease for 1 to 3 years. The leases do not contain contingent payments. The agreement was terminated on March 31, 2024.

For the years ended March 31, 2023 and 2024 the operating lease income of RMB3.1 million and RMB3.1 million, respectively, net of the depreciation charges of corresponding equipment of RMB2.9 million and RMB2.6 million, respectively, were recorded in other expenses, net in the consolidated statements of comprehensive loss.

Operating leases as lessee

The Company leases space under non-cancelable operating leases for office and manufacturing locations and production equipment. These leases do not have significant rent escalation holidays, concessions, leasehold improvement incentives, or other build-out clauses. Further, the leases do not contain contingent rent provisions.

Most leases include option to renew in condition that it is agreed by the landlord before expiry. Therefore, the majority of renewals to extend the lease terms are not included in its right-of-use assets and lease liabilities as they are not reasonably certain of exercise. The Company regularly evaluates the renewal options and when they are reasonably certain of exercise, the Company includes the renewal period in its lease term.

As most of the Company’s leases do not provide an implicit rate, it uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments.

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Operating lease cost	3,289	3,249	651
Short-term lease cost	-	-	-
Lease cost	3,289	3,249	651

Supplemental cash flow information related to its operating leases was as follows for the year ended March 31, 2023, 2024 and 2025:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	4,514	4,151	651

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES (cont.)

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2025:

Year Ended March 31,
RMB
2026	1,230
2027	1,173
2028 and after	288
Total lease payments	2,691
Less: Interest	(104)
Present value of lease liabilities	2,587
Less current portion, record in current liabilities	(1,158)
Lease liabilities – non-current	1,429

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2024 and 2025:

	As of March 31,
Remaining lease term and discount rate:	2024	2025
	RMB	RMB
Weighted average remaining lease term (years)	2.61	2.20
Weighted average discount rate	7.00%	3.45%

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

UTime Guangxi made payments due according to the schedule. As of March 31, 2025, the balance of Leased Equipment net of amortization was RMB3.12 million. The lease liability was RMB3.1 million and its current portion in the amount of RMB2.9 million as of March 31, 2024.

Amortization of the Leased Equipment was RMB3.34 million for the year ended March 31, 2025. Total interest expenses for the sale lease back arrangement was RMB4.0 million for the year ended March 31, 2025.

As a result of the sale and leaseback, a deferred loss in the amount of RMB0.6 million was recorded as of March 31, 2024. The deferred loss is amortized over the lease term and as an addition to amortization of the Leased Equipment.

The future minimum lease payments of the capital lease as of March 31, 2025 were as follows:

March 31,	Amount
2026	3,104
2027	78
2028	78
2029	65
Less: unearned discount	(208)
3,117
Less: Current portion lease liability	(2,927)
Lease liabilities – non-current	$190

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

	March 31,
	2024	2025
	RMB	RMB
Cost	1,425	-
Impairment provision	(1,425)	-
Net	-	-

NOTE 9 — BORROWINGS

		As of March 31,
	Note	2024	2025
		RMB	RMB
Short-term borrowings
Secured loan	(a)	2,853	-
WeBank Co., Ltd. 1	(b)	853	-
WeBank Co., Ltd. 3	(c)	245	-
WeBank Co., Ltd. 2	(d)	428	-
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(e)	22,000	22,000
ICBC Loan 3	(f)	8,000	7,600
Bank of Beijing Loan 1	(g)	5,000	5,000
Bank of Beijing Loan 2	(h)	5,000	5,000
China Resources SZITIC Trust Company Limited Loan 2	(i)	5,000	5,000
Guangxi Beibu Gulf Bank Loan 1	(j)	5,000	-
China Resources Bank of Zhuhai Co., Ltd. Loan 4	(k)	1,570	-
Guangxi Beibu Gulf Bank Loan 2	(l)	1,000	-
Shenzhenwan Branch of Shanghai Pudong Development Bank	(m)	-	8,000
China Post Savings Bank Meilin Branch	(n)	-	5,000
		56,949	57,600
Long-term borrowings
Guangxi Beibu Gulf Bank Loan 1	(j)	-	5,000
Guangxi Beibu Gulf Bank Loan 2	(l)	-	1,000
		-	6,000
Representing by:
Current portion of long-term borrowings		-	-
Non-current portion of long-term borrowings		-	6,000

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — BORROWINGS (cont.)

(a)	In November 2020, UTime SZ and TCL Commercial Factoring (Shenzhen) Company Limited (“TCL Factoring”) executed a factoring agreement, pursuant to which UTime SZ received a revolving credit facility and may submit unlimited number of loan applications, so long as, among other conditions, the balance of the loan does not exceed the credit line. The annual effective interest rate range is from 8.0% to 9.0%. TCL Factoring has the right of recourse to UTime SZ, and as a result, these transactions were recognized as secured borrowings. UTime SZ agreed to pledge to TCL Factoring its accounts receivable from TCL Mobile Communication Company Limited (“TCL Huizhou”). This credit facility was also guaranteed respectively by Mr. Bao and UTime GZ, each for an amount up to RMB20 million. UTime SZ agreed not to withdraw, utilize or dispose the accounts receivables paid to it by TCL Huizhou without the prior consent of TCL Factoring. As of March 31, 2023 and 2024, UTime SZ obtained loans under the factoring agreement at the total amount of RMB7.8 million and RMB2.9 million, respectively. The loan was settled as of March 31, 2025.

(b)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank Co., Ltd. (“WeBank”) according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1.99 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime SZ loans under the credit agreement was RMB0.9 million and RMB1.99 million, respectively. The loan was settled as of March 31, 2025.

(c)	On May 19, 2022, UTime SZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime SZ with a credit facility of up to RMB1 million with a two-year term from May 19, 2022 to May 19, 2024, with an annual effective interest rate of 10.08%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime SZ loans under the credit agreement was RMB0.4 million and RMB1 million, respectively. The loan was settled as of March 31, 2025.

(d)	On May 18, 2022, UTime GZ entered into a credit line agreement with WeBank according to which WeBank agreed to provide UTime GZ with a credit facility of up to RMB3 million with a two-year term from May 18, 2022 to May 18, 2024, with an annual effective interest rate of 11.34%. The loan is guaranteed by Mr. Bao. As of March 31, 2024 and 2023, UTime GZ loans under the credit agreement was RMB0.2 million and RMB1.7 million, respectively. The loan was settled as of March 31, 2025.

(e)	On November 10, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 3.55%. The loan was rollover in Nov 2024. The loan will be due in November 2025 with interest rate of 4.5%. The Company mortgaged the office owned by UTime SZ.

(f)	On December 11, 2023, UTime SZ entered into a loan agreement with ICBC, to borrow RMB8 million as working capital at an annual effective interest rate of 3.85%. The loan was renewed in Dec 2024. The loan will be due in Nov 2025 with interest rate of 3.4%.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — BORROWINGS (cont.)

(g)	On January 2, 2024, UTime SZ entered into a credit agreement with Bank of Beijing, according to which Bank of Beijing agreed to provide UTime SZ with a credit facility of up to RMB10 million with a three-year term from January 2, 2024 to January 2, 2027. On January 2, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB 5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse. The loan was repayment on January 2, 2025, and the bank re-extended the loan to the Company on January 9, 2025, with unchanged interest rate and guarantor.

(h)	On February 27, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse. The loan was repayament on January 15, 2025, and the bank re-extended the loan to the Company on January 17, 2025, with unchanged interest rate and guarantor.

(i)	On March 14, 2024, UTime SZ entered into a working capital loan agreement with China CITIC Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 4.35%. The loan is guaranteed by Mr. Bao. The loan was repayment on March 14, 2025, and the bank re-extended the loan to the Company on March 26, 2025, with unchanged interest rate and guarantor.

(j)	On January 25, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB5 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rollover in January 2025. The loan will be due in January 2027 with interest rate of 4.5%.

(k)	On November 16, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB1.57 million as working capital at an annual effective interest rate of 7.0%. The loan was settled on October 10, 2024.

(l)	On January 26, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB1 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rollover in January 2025. The loan will be due in January 2027 with interest rate of 4.5%.

(m)	In May 2024, UTime SZ entered into a credit agreement with Shanghai Pudong Development Bank to borrow RMB8 million for a term of 1 year. The loan is guaranteed by Mr. Bao.

(n)	In Feb 2025, UTime SZ entered into a credit agreement with Postal Savings Bank of China Bank to borrow RMB5 million for a term of 1 years. Mr. Bao is a co-borrower for this loan.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 10 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2024	2025
	RMB	RMB
Advance from customers	35,546	45,411
Accrued payroll	10,828	11,065
VAT payable	4,759	3,490
Other payables	12,818	29,384
Total	63,951	89,350

As of March 31, 2024, other payables mainly included RMB6.8 million advance from supply chain service provider and RMB2.2 million advance refundable to a customer. As of March 31, 2025, other payables mainly included RMB6.8 million advance from supply chain service provider and RMB2.2 unpaid director’s compensation.

NOTE 11 — OTHER EXPENSES, NET

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Unrealised exchange gains	(4,033)	(4,873)	-
Allowance for credit losses, net	-	152	505,754
Allowances for obsolete inventories, net	-	-	9,841
Impairment of long-live assets	-	-	10,496
Government grants	(594)	(2,421)	(2,961)
Others	94	(915)	3,958
Total	(4,533)	(8,057)	527,088

NOTE 12 — INCOME TAX BENEFITS

Net loss before taxes of RMB83.8 million, RMB33.8 million and RMB 668.6 million were attributed by non-U.S. entities for the years ended March 31, 2023, 2024 and 2025, respectively.

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

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2024 and 2025.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Current tax benefit		-	(59)
Deferred tax benefit	(171)	(171)	-
Total income tax benefits	(171)	(171)	(59)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — INCOME TAX BENEFITS (cont.)

The principal components of the deferred tax assets and liabilities are as follows:

	As of March 31,
	2024	2025
	RMB	RMB
Deferred income tax assets (liabilities) :
Impairment on receivables	111	505,754
Inventories	1,784	9,841
Accrued expenses and employee benefits	2,399	11,065
Net operating loss carry forwards	24,562	141,890
Total gross deferred tax assets	28,856	668,550
Less: valuation allowances	(26,457)	(668,550)
Total deferred tax assets, net of valuation allowance	2,399	-
Prepaid expenses and other current assets	(2,399)	-
Amortization & impairment of intangible asset	(125)	-
Deferred tax liabilities, net	(125)	-

A tax benefit from an uncertain tax position may be recognized only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities. The determination is based on the technical merits of the position and presumes that the relevant taxing authority that has full knowledge of all relevant information will examine each uncertain tax position. Although the Company believes the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2023	2024	2025
	%	%	%
Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	(1)	(4)	-
Effect of different tax jurisdiction	(19)	(7)	-
Research and development super-deduction	2	2	-
Changes in valuation allowance	(7)	(16)	(25)
Under provision in prior year
Total income tax provision	-	-	-

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2024 and 2025, the Company did not have any significant uncertain tax positions.

The Company is subject to taxation in China and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitation is ten years. There is no statute of limitation in the case of tax evasion.

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Controlling shareholder of the Company

Mr. He	Beneficial shareholder of the Company

Mr. Yu	Chief Financial Officer of the Company

Mr. Wu	Director of the Company

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,
	2024	2025
	RMB	RMB
Philectronics	553	566
	553	566

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2024	2025
	RMB	RMB
Mr. Bao	11,839	17,279
Grandsky Phoenix Limited	23,405	22,503
Mr. Wu	-	1,005
	35,244	40,787

On April 1, 2023, the Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD 3.5 million, with a term of one year. The loan is interest free. On April 1, 2024 the Company entered into a supplementary agreement with Grandsky Phoenix Limited, who agreed to extend the term for additional one year.

Starting from July 2024, the Company has successively obtained the interest-free loans from Director Wu totaling RMB 1 million.

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 14 — SHAREHOLDERS’ EQUITY (cont.)

On January 6, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”), pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.344 per Share, at a price of $0.15 per Unit for an aggregate purchase price of approximately $1.53 million. On February 5, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

On February 27, 2025, the Company entered into certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.3275 per Share, at a price of $0.13 per Unit for an aggregate purchase price of approximately $22.5 million. Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of Units sold pursuant to the SPA has been adjusted to 17,340,000 Units, each Unit consisting of one Class A Ordinary Share (“Class A Shares”), par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.3 per Unit for an aggregate purchase price of approximately $22.5 million. On April 24, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

As of March 31, 2025, the Company had 99,000,000 authorized ordinary shares, and 3,604,015 ordinary shares were issued and outstanding, respectively.

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

On January 6, 2025, the Company issued 1,020,000 shares of our common stock and warrants to purchase up to 3,060,000 shares of our common stock. The warrants are exerciable immediately upon the date of issuance at an initial exercise price of $3.440 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance till January 6, 2030. The fair value of these shares is USD1.20 million as of January 6, 2025, based on which the warrants issued is calculated and classified in the equity.

Terms of warrants	5 years
Expected average volatility	241.21%
Expected dividend yield	-
Risk-free interest rate	4.42%

On February 27, 2025, the Company issued 17,340,000 shares of our common stock and warrants to purchase up to 52,020,000 shares of our common stock. The warrants are exerciable immediately upon the date of issuance at an initial exercise price of $3.275 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance till February 27, 2031. The fair value of these shares is USD128.61 million as of February 27, 2025, based on which the warrants issued is calculated and classified in the equity.

Terms of warrants	5 years
Expected average volatility	241.75%
Expected dividend yield	-
Risk-free interest rate	4.09%

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

In connection with the Company’s private placements, the Company issued warrants to investors to purchase the ordinary shares at various price. A summary of stock warrant activities was as follows:

		Weighted Average	Weighted Average Remaining
	Number of Warrants	Exercise Price	Contractual Term
Outstanding, March 31, 2023	-	$-	-
Granted	112,153,848	3.300	2.7
Exercisable, March 31, 2024	112,153,848	$3.300	2.8
Granted on January 6, 2025	3,060,000	$3.440	4.8
Granted on February 6, 2025	52,020,000	$3.275	4.9
Expired
Outstanding, March 31, 2025	167,233,848		3.8
Exercisable, March 31, 2025	167,233,848		3.8

NOTE 15 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

At March 31, 2024 and 2025, the Company had no capital commitments.

(b)	Legal proceedings

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

Utime SZ and Shenzhen Wanhua Supply Chain Co., Ltd (“Shenzhen Wanhua”) had a entrustment agreement contract dispute case. On March 31, 2023, People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province issued the civil judgment ((No. (2023) Yue 0391 Min Chu 762). As of the date of this annual report, the Company has received the settlement payment from Shenzhen Wanhua.

UTime SZ and Shenzhen Zhonghang Jiayikang Electronics Co., Ltd(“Jiayikang”) had a sales contract dispute. As of the date of this annual report, the Company is currently subject to ongoing appellate proceedings following a first-instance judgment (No. (2023) Yue 0304 Min Chu 13831) rendered by Futian court on February 27, 2024.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — SEGMENT INFORMATION

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Revenue	197,564	172,156	250,997
Cost of sales	167,143	163,286	243,913

Selling expenses
-Payroll and welfare expenses	2,580	2,168	2,196
-Entertainment expenses	771	1,034	301
-Other	4,022	3,154	4,531

General and administrative expenses
-Payroll and welfare expenses	7,950	6,001	5,317
-Professional service expenses	8,025	4,055	8,700
-Share based compensation expenses	63,656	8,892	111,034
-Research and development expenses	16,689	21,132	9,457
-Other	8,866	631	3,083

Other (income)/expenses, net	(4,533)	(8,057)	527,088

Interest expenses	6,149	3,617	3,927

Income tax benefits	(171)	(171)	(59)

Net loss	(83,583)	(33,586)	(668,491)

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2024	2025
	RMB	RMB
Mainland China	106,216	187,842
Hong Kong	-	36,482
Africa	21,478	11,278
The United States	15,415	3,772
Mexico	8,465	-
South America	14,431	-
Others	6,151	11,623
Total	172,156	250,997

The location of the Company’s long-lived assets is as follows:

	As of March 31,
	2024	2025
	RMB	RMB
PRC	70,429	44,369
Mexico	3	-
Total	70,432	44,369

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB0.2 million and RMB nil, and the intangible assets, net of RMB0.7 million and RMB nil were excluded from long-lived assets as of March 31, 2024 and 2025 respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.4 million and as of March 31, 2024 and 2025.

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

BALANCE SHEETS

	As of March 31,
	2024	2025
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	1	2
Prepaid expenses and other current assets	25,924	26,516
Inter-company receivable	444,934	466,289
Non-current assets
Investment in subsidiaries	(43,653)	(563,937)
Total assets	427,206	(71,130)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	2,886	(324)
Due to related parties	23,728	22,906
Other payables and accrued liabilities	32,794	38,951
Total liabilities	59,408	61,533

Shareholders’ equity
Preference share, par value US$0.001; Authorized:1,000,000 shares; none issued and outstanding As of March 31, 2024 and 2025, respectively
Ordinary shares, par value US$0.001; Authorized:99,000,000 shares; Issued and outstanding: 1,568,456 shares as of March 31, 2024 and 3,604,015 shares as of March 31, 2025	278	26
Additional paid-in capital	573,881	732,909
Accumulated deficit	(208,828)	(878,915)
Accumulated other comprehensive income	2,733	13,317
Total shareholders’ equity	367,798	(132,663)
Total liabilities and shareholders’ equity	427,206	(71,130)

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 17 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
Loss from equity method investments	(18,396)	(50,082)	(558,399)
Operating expenses	(69,220)	(10,802)	(111,688)
Net loss	(87,616)	(60,884)	(670,087)
Foreign currency translation difference	2,445	1,456	10,584
Comprehensive loss	(85,171)	(59,428)	(659,503)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2023	2024	2025
	RMB	RMB	RMB
CASH FLOW FROM OPERATING ACTIVTIES
Net income	(87,616)	(60,884)	(670,087)
Adjustments to reconcile net income to net cash provided by operating activities:
Equity loss of subsidiaries	18,396	50,082	558,399
Share-based compensation and expenses	63,656	8,892	111,034
Changes in operating assets and liabilities:
Inter-company receivable	1,539	(13,078)	10,624
Prepaid expenses and other current assets	-	(500)	(21,355)
Inter-company payable	-	(33,989)	(3,210)
Related-parties	-	2,901	(822)
Other payables and accrued liabilities	4,026	25,531	(5,058)
Net cash used in operating activities	1	(21,045)	(20,475)
Loan received from a shareholder	-	20,546	-
Proceeds from issuance of ordinary shares	-	-	11,724
Effect of exchange rate changes on cash and cash equivalent and restricted cash	-	498	8,752
Net change in cash and cash equivalent	1	(1)	1
Cash and cash equivalents, beginning of year	1	2	1
Cash and cash equivalents, end of year	2	1	2

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2024 and 2025, respectively.

NOTE 18 — SUBSEQUENT EVENTS

Except as set forth below, there were no events that occurred subsequent to March 31, 2025 that require adjustment to or disclosure in the consolidated financial statements.

As previously disclosed, on February 27, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units, each Unit consisting of one ordinary share of the Company, par value $0.0001 per share and a warrant to purchase three Shares with an initial exercise price of $0.3275 per Share, at a price of $0.13 per Unit for an aggregate purchase price of approximately $22.5 million. Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of Units sold pursuant to the SPA has been adjusted to 17,340,000 Units, each Unit consisting of one Class A Ordinary Share, par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.3 per Unit for an aggregate purchase price of approximately $22.5 million. On April 24, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 18 — SUBSEQUENT EVENTS (cont.)

On July 3, 2025, the Company filed a Registration Statement under Securities Act of 1933 with the Securities and Exchange Commission on Form F-3 for the offering and selling up to $18,360,000 Class A ordinary shares, par value $0.001 per share.

On April 11, 2025, the Company received a notification from Nasdaq stating that the Company has regained compliance with the Bid Price Requirement. Nasdaq made this determination of compliance after the closing bid price of the Company’s Class A ordinary shares has been trading at $1.00 per share or greater for the last 10 consecutive business days from March 31, 2025 to April 11, 2025.

UTime Limited is launching a comprehensive initiative to develop and market a diverse portfolio of AI-powered wearable devices, including smartwatches, fitness bands, smart headsets, and wearable health monitors. With a long-standing foundation in communication technology and hardware manufacturing, the Company aims to expand its leadership in the global smart wearables market. The new product lineup integrates advanced technologies such as AI-driven data analysis, biosensors for real-time health monitoring (e.g., heart rate, blood oxygen, body temperature), multilingual voice translation, and even immersive AR/VR capabilities. These devices also offer precision positioning, long battery life, voice interaction, and seamless connectivity, supporting functions like mobile payments, fitness tracking, and intelligent alerts.

The Company’s wearable products are tailored to both general consumers and specialized professional markets. The Company serves international customers with consumer-grade products while also offering customized solutions for telecom operators, healthcare institutions, and enterprise clients. This dual-market strategy ensures that its products can be widely used in everyday life as well as in more demanding industry-specific scenarios. At the heart of the initiative is a user-centric design approach. The Company places great emphasis on delivering intuitive, functional, and comfortable products that meet user expectations in both performance and usability. Continuous user feedback is incorporated to refine and improve the product experience. The Company aspires to become a leading player in the smart wearables sector by leveraging its global reach, technical expertise, and commitment to innovation. With established manufacturing capabilities and a growing international footprint, the Company aims to elevate its brand recognition and set a benchmark in quality and technology in the wearable space.

The Company maintains an integrated R&D and manufacturing model, with in-house capabilities covering PCBA, assembly, and product customization. The Company holds multiple invention patents and proprietary software platforms, and all products adhere to strict international quality standards (e.g., ISO9001, CE, FCC). Agile development cycles and continuous innovation ensure that the product lineup evolves rapidly to meet changing market trends. To sustain innovation, the Company is actively recruiting skilled professionals in AI, software development, product testing, and design. It promotes a cross-disciplinary team culture and invests in training and incentive programs to attract and retain top talent, ensuring long-term competitiveness in the wearables market.

The Company is strategically expanding the application scope of its wearables into sectors such as healthcare, fitness, entertainment, and communication. For example, its medically certified smart health monitors support precise biometric tracking; its fitness wearables assist users in scientific training; voice-interactive devices enhance entertainment experiences; and connectivity-focused models offer 4G/5G support for real-time communication. This broad application coverage is aimed at building a robust ecosystem that enhances both lifestyle and professional utility across multiple domains.