Form 20-F
period 2026-03-31
UTime Ltd
filed 2026-08-10
CIK 1789299

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

For the transition period from __________ to __________

Commission file number: 001-40306

UTime Limited

(Exact name of Registrant as specified in its Charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Address of principal executive offices)

Hengcong Qiu

Tel: (86) 755 86512266

7th Floor, Building 5A

Shenzhen Software Industry Base, Nanshan District

Shenzhen, People’s Republic of China 518061

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Class A ordinary shares, par value US$ $5.00 per share	FXHO	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of March 31, 2026 was 1,692,423 class A ordinary shares, par value $0.50 per share (or approximately 169,242 shares, par value $5.00 per share, on a post 1-for-10 consolidation (reverse stock split) basis).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

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

Please see “Item 3. Key Information - D. Risk Factors – Risks Related to Doing Business in China” for a detailed description of various risks related to doing business in China and other information that should be considered before making a decision to purchase any of our securities.

For details on the effects of HFCA Act on us, see “Item 3. Key Information - D. Risk Factors - Risks Related to Doing Business in China - Our Class A ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.”

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

Unless the context indicates otherwise, all references to “China” and the “PRC” refer to the People’s Republic of China, all references to “Renminbi” or “RMB” are to the legal currency of the People’s Republic of China and all references to “U.S. dollars,” “dollars” and “$” are to the legal currency of the United States. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. We make no representation that the Renminbi or U.S. dollar amounts referred to in this report could have been or could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all. On March 31, 2026, the cash buying rate announced by the People’s Bank of China was RMB 6.8980 to $1.00.

FORWARD-LOOKING STATEMENTS

This annual report contains “forward-looking statements” for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that represent our beliefs, projections and predictions about future events. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. Words such as “may,” “will,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar expressions, as well as statements in the future tense, identify forward-looking statements.

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

Forward-looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of whether, or the times by which, our performance or results may be achieved. Forward-looking statements are based on information available at the time those statements are made and management’s belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to, those factors discussed under the headings “Risk Factors,” “Operating and Financial Review and Prospects,” and elsewhere in this annual report.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

UTime Limited is not a Chinese operating company, but rather a Cayman Islands holding company with no equity ownership in the VIE. Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in China through the VIE and its subsidiaries in China. Our WFOE in China has maintained a series of contractual arrangements with the VIE and its shareholders, which established the VIE structure. Investing in UTime Limited’s ordinary shares is highly speculative and involves a significant degree of risk. This variable interest entity structure involves unique risks to investors. There is no limitation or restriction on foreign investment in the industry where our VIE operates at present. We adopted the VIE structure because Chinese laws prohibit foreign investors from holding more than 50% of equity interests in value-added telecommunication businesses, which we may explore and operate in the future, and our indirectly wholly-owned Chinese subsidiary, Shenzhen UTime Technology Consulting Co., Ltd., or UTime WFOE, as a foreign invested enterprise under Chinese laws, is not eligible to operate a value-added telecommunication business in China. Instead, our VIE and subsidiaries of VIE located inside the PRC are the Chinese operating companies. We do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. Accordingly, we operate the businesses in China through the VIE and its subsidiaries, and rely on contractual arrangements among UTime WFOE, the VIE and its shareholders to control the business operations of the VIE. The VIE is consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. Investors in our ordinary shares are not purchasing equity interest in the VIE in China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands. Investors in our ordinary shares may never directly hold equity in the VIE and its subsidiaries.

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

Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Accordingly, there have been certain new or draft laws, regulations in relation to cybersecurity and data privacy, offerings conducted overseas by, and foreign investment in, China-based issuers (the “New Regulations”). For more detailed information, see “Item 4. Information on the Company- B. Business Overview-Regulations-Regulations on Overseas Listings.” And “Item 4. Information on the Company- B. Business Overview-Regulations-Regulation on Information Security and Censorship.” According to the New Regulations, we may be required to fulfill filing, reporting procedures and obtain approval from the China Securities Regulatory Commission, or the CSRC, in connection with follow-on offering and other equivalent overseas offing activities in an overseas market, and may be required to go through cybersecurity review by the Cyberspace Administration of China, or the CAC. If the New Regulations are enacted as currently proposed and we fail to obtain the relevant approval or complete other filing procedures thereof, for any future overseas offering or listing, we may face sanctions by the CSRC or other PRC regulatory authorities, which may include fines and penalties on our operations in China, limitations on our operating privileges in China, restrictions on or prohibition of the payments or remittance of dividends by our subsidiaries in China, restrictions on or delays to our future financing transactions offshore, or other actions that could have a material and adverse effect on our business. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our class A ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which could materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless. For more detailed information, see “Item 3. Key Information-D. Risk Factors-Risks Related to Doing Business in China-We may be required to obtain permission or approval or other compliance procedures from Chinese authorities to operate and issue ordinary shares to foreign investors in our offering and/or listing on the Nasdaq Capital Market, and if required and we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our Class A ordinary shares may substantially decline in value and become worthless.”

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

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which became effective on March 31, 2023. According to the Trial Measures, among other requirements, any domestic companies that seek to offer or list securities overseas, both directly and indirectly, should fulfil the filing procedures with the CSRC within three business days after the submission of the overseas offering and listing application. The Trial Measures provide that if an issuer meets both of the following criteria, the overseas offering and listing of securities conducted by such issuer shall be determined as an indirect overseas offering and listing by a PRC domestic enterprise and is therefore subject to the filing and reporting requirements as required thereunder: (i) any of the operating revenue, total profits, total assets or net assets of the PRC domestic enterprise(s) of the issuer in the most recent fiscal year accounts for more than 50% of the corresponding item in the issuer’s audited consolidated financial statements for the same period; and (ii) the main parts of the issuer’s operation activities are conducted in mainland China, or the principal operation premises are located in mainland China, or the majority of senior management personnel in charge of its business operations and management are PRC citizens or have habitual residences located in mainland China. The Trial Measures further stipulate that the determination as to whether a PRC domestic company is indirectly offering and listing securities in an overseas market shall be made on a substance-over-form basis. According to one of the Guidelines for Overseas Listing, where an issuer does not fall within the circumstances as stipulated aforementioned, but the risk factors disclosed in the submitted listing application documents pursuant to the relevant overseas market regulations are mainly related to mainland China, the securities companies and the PRC counsels of the issuer shall, act in accordance with the Trial Measures for Overseas Listing and follow the principle of substance-over-form, conduct comprehensive demonstration and identification with regard to whether the issuer falls within the scope which is subject to the filing requirements under the Trial Measures for Overseas Listing. If a PRC company fails to complete required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such PRC company may be subject to administrative penalties, such as order to rectify, warnings, fines, and its controlling shareholders, actual controllers, the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines. On the same day, the CSRC also held a press conference for the release of the Trial Measures and issued the Notice on Administration for the Filing of Overseas Offering and Listing by Domestic Companies, which, among others, clarifies that PRC domestic companies that have already been listed overseas on or before the effective date of the Trial Measures for Overseas Listing (i.e., March 31, 2023) can be deemed as existing issuers, or the Existing Issuers. Existing Issuers are not required to complete the filling procedures immediately for their historical offerings and listing, and they are required to file with the CSRC when they conduct subsequent financing activities. We do not believe that we are required to obtain the approval from or complete the filing with the CSRC because we became a public company before the Trial Measures went into effect. If in the future we are going to conduct any offering or financing in the U.S., we will complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures. In addition, we have not received any formal inquiry, notice, warning, sanction, or objection from the CSRC with respect to our listing on the Nasdaq Capital Market.

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

As of the date of this annual report, no relevant laws or regulations in the PRC explicitly require us to seek approval from the CSRC or the CAC or any other PRC governmental authorities for our offering and/or list on the Nasdaq Capital Market. Furthermore, we have not received any penalty, investigation or warning in connection with the operations of UTime WFOE, the VIE and VIE’s subsidiaries from the CSRC or the CAC or any other PRC governmental authorities, nor have we or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our offering from the CSRC or any other PRC governmental authorities. We believe that we, the VIE and the VIE’s subsidiaries have received and obtained all permissions and approvals to operate their respective business and are not required to obtain additional permission or approval from Chinese authorities to issue our ordinary shares to foreign investors or list on the Nasdaq Capital Market based on the PRC laws, regulations and rules currently in effect.   However, since these statements and regulatory actions are newly published, however, official guidance and related implementation rules have not been issued, we are subject to the risks of uncertainty of any future actions of the PRC government in this regard including the risk that we inadvertently conclude that the permissions or approvals discussed here are not required, that applicable laws, regulations or interpretations change such that we or the VIE or the VIE’s subsidiaries are required to obtain approvals in the future, or that the PRC government could disallow our structure, which would likely result in a material change in our operations, including our ability to continue our existing structure, carry on the daily business operations of the VIE and the VIE’s subsidiaries, our ability to accept foreign investments, and our listing on an U.S. exchange. These adverse actions could cause the value of our ordinary shares to significantly decline or become worthless. We or the VIE or the VIE’s subsidiaries may also be subject to penalties and sanctions imposed by the PRC regulatory authorities, including the CSRC, if we or the VIE or the VIE’s subsidiaries fail to comply with such rules and regulations, which would likely adversely affect the ability of our securities to be listed on a U.S. exchange, which would likely cause the value of our ordinary shares to significantly decline or become worthless. See “-D. Risk Factors-Risks Relating to Our Corporate Structure” and “-D. Risk Factors-Risks Relating to Doing Business in the PRC” for more information.

Cash and Asset Flows through Our Organization

Our Hong Kong subsidiary, UTime HK, may transfer funds to UTime WFOE through an increase in the registered capital or loans to UTime WFOE. However, the receipt of funds by UTime WFOE through an increase in registered capital or loans requires UTime WFOE to apply for, seeking approval from or register with the relevant PRC authorities or the local bank and this process may be time consuming. Because UTime Limited and its subsidiaries do not have equity ownership in the VIE, they are not able to make direct capital contributions to the VIE and its subsidiaries. However, they may transfer cash to the VIE by loans or by making payment to the VIE for inter-group transactions.

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

Our business is conducted by the VIE, including its subsidiaries. In addition to funds generated from sales of mobile handsets and other products or business activities, the VIE’s operations may be financed by loans from UTime WFOE, which may receive funds from UTime Limited, through either capital contributions or loans, directly or indirectly. Funds from the VIE to UTime Limited are remitted as service fees to UTime WFOE, which, in turn, makes distributions or pays dividends to UTime HK, then to UTime Limited. Both investment in Chinese companies, which are governed by the Foreign Investment Law, and the dividends and distributions from UTime WFOE to UTime HK, then to UTime Limited are subject to regulations and restrictions on dividends and other payment to parties outside of China. Applicable PRC law permits payment of dividends to UTime Limited by our PRC subsidiaries only out of their net income, if any, which are determined in accordance with PRC accounting standards and regulations. Our PRC subsidiary and the VIE and its subsidiaries in China are required to set aside a portion of their net income, if any, each year to fund general reserves for appropriations until such reserves have reached 50% of such company’s registered capital. These reserves are not distributable as cash dividends. In addition, registered share capital and capital reserve accounts are also restricted from withdrawal in the PRC, up to the amount of net assets held in each PRC company.

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

In addition, as of the date of this annual report, no amounts owed under the contractual arrangements has been settled by or between the VIE and its subsidiaries, and UTime WFOE. The VIE intends to distribute earnings or settle amounts owed under the contractual arrangements. We anticipate that, to the extent that the VIE requires funds from us for its operations, UTime Limited will provide funds in the manner described above, and to the extent that the VIE generates positive cash flow from its operations in excess of its requirements for its operations, it will transfer such excess funds to UTime Limited, through service payments to UTime WFOE.

Our subsidiaries and the VIE conduct business transactions that include trading activities, provision of services and intercompany advances. The transactions and cash flows that have occurred between UTime Limited (“Parent”), the VIE and its consolidated subsidiaries (“VIE”), UTime WFOE as the primary beneficiary of the VIE (“WFOE”), and an aggregation of other entities that are consolidated (“other entities”) are summarized as follows:

	31-Mar-24						31-Mar-25						31-Mar-26
	RMB						RMB						RMB
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated
Intercompany receivables

Opening	79,393	54,036	-	988	-134,417	-	444,934	2,710	-	995	(448,639)	-	466,289	2,710	-	1,014	(470,013)	-
Sales	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Receipts	-	-	-	-	-	-	-	-	-	-		-	-	-	-	-		-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	350,001	-	-	-	(350,001)	-	11,215	-	-	-	(11,215)	-		-	-	-		-
Expenses charged by other entities	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Exchange difference	15,540	(51,326)	-	7	35,779	-	10,140	-	-	19	(10,159)	-	(33,709)	5,548	-	53,822	(25,661)	-
Closing	444,934	2,710	-	995	-448,639	-	466,289	2,710	-	1,014	(470,013)	-	432,580	8,258	-	54,836	(495,674)	-

Intercompany payables
Opening	35,634	1000	16	97,826	(134,476)	-	2,886	14,071	350,017	81,995	(448,969)	-	(324)	17,266	361,234	83,864	(462,040)	-
Purchase	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Payments on behalf of Parent/WFOE/Other entities by VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
IPO Proceeds received by other entities on behalf of Parent	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services on behalf of Parent	-	-	350,001	-	(350,001)	-	-	-	11,215	-	(11,215)	-	-	-	-	-	-	-
Exchange difference	(32,748)	13071	-	(15,831)	35508	-	(3,210)	3,195	2	1,869	(1,856)	-	1,186	(17,489)	(361,218)	(10,932)	388,453	-
Closing	2,886	14,071	350017	81,995	-448969	-	(324)	17,266	361,234	83,864	(462,040)	-	862	(223)	16	72,932	(73,587)	-

Financial Information Related to the Condensed Consolidated VIE

Set forth below are the condensed consolidating schedule showing the financial position, results of operations and cash flows for the Parent, the VIE, the WFOE and the other entities, elimination and consolidated total (in thousands of RMB or US$) as of and for the years ended March 31, 2024, 2025 and 2026.

Selected Condensed Consolidated Statements of Comprehensive Loss Data

	Year Ended March 31, 2024						Year ended March 31, 2025						Year ended March 31, 2026
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated

Net sales (1)	-	172,156	-	-	-	172,156	-	250,997	-	-	-	250,997	-	261,305	-	-	(64,920)	196,385	28,470
Cost of sales (1)	-	163,286	-	-	-	163,286	-	243,913	-	-	-	243,913	-	259,337	-	-	(64,920)	194,417	28,185
Gross profit (loss)	-	8,870	-	-	-	8,870	-	7,084	-	-		7,084	-	1,968	-	-	-	1,968	285
Operating expenses	10,802	28,400	2	2	(196)	39,010	111,688	193,782	351,338	6,993	7,906)	671,707	56,527	(31,100)	172	(1,775)	-	23,824	3,453
Loss from operations	(10,802)	(19,530)	(2)	(2)	196	(30,140)	(111,688)	(186,698)	(351,338)	(6,993)	(7,906)	(664,623)	(56,527)	33,068	(172)	1,775	-	(21,856)	(3,168)
Investment loss from VIE/subsidiaries	50,082	-	-	-	(50,082)	-	558,399				(558,399)	-	(28,691)				(28,691)	-	-
Interest expenses	-	3,617	-	-	-	3,617	-	3,927	-	-	-	3,927	-	5,980	-	-	-	5,980	867
Loss before income taxes	(60,884)	(23,147)	(2)	(2)	50,278	(33,757)	(670,087)	(190,625)	(351,338)	(6,993)	550,493	(668,550)	(27,836)	27,088	(172)	1,775	(28,691)	(27,836)	(4,035)
Income tax benefit	-	(171)	-	-	-	(171)	-	(59)	-	-	-	(59)	-	-	-	-	-	-	-
Net loss from continuing operations	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	(670,087)	(190,566)	(351,338)	(6,993)	550,493	(668,491)	(27,836)	27,088	(172)	1,775	(28,691)	(27,836)	(4,035)

Discontinued operations
Loss on disposal of discontinued operation	-	(19,199)	-	(7,520)	-	(26,719)	-	-	-	-	-	-	-	-	-	-	-	-	-
Loss from discontinued operations	-	(1,903)	-	-		(1,903)	-	(1,596)	-	-	-	(1,596)	-	-	-	-	-	-
Net loss from discontinued operations	-	(21,102)	-	(7,520)	-	(28,622)	-	(1,596)	-	-	-	(1,596)	-	-	-	-	-	-	-

Net loss	(60,884)	(44,078)	(2)	(7,522)	18,705	(62,208)	(670,087)	(192,162)	(351,338)	(6,993)	550,493	(670,087)	(27,836)	27,088	-172	1,775	(28,691)	(27,836)	(4,035)

Selected Condensed Consolidated Balance Sheets Data

	31-Mar-25						31-Mar-26
	RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Assets
Current Assets
Cash and cash equivalents	2	517	8	108,686	-	109,213	2	6,654	2	255,169	-	261,827	37,957
Restricted cash	-	-	-	-	-	-	-	288	-	-	-	288	42
Accounts receivable, net	-	-	-	-	-	-	-	3,009	-	-	(1,172)	1,837	266
Prepaid expenses and other current assets, net	26,516	8,930	10,089	-	-	45,535	-	51,580	-	86,975	(32,528)	106,027	15,369
Intercompmany receivables (1)	466,289	2,710		1,014	(470,013)	0	432,580	8,258		54,836	(495,674)	-	-
Due from related parties	-	566	-	-	-	566	-	32,887	-	-	-	32,887	4,768
Prepaid tax	-	-	-	-	-	-	-	3,054		-	-	3,054	443
Inventories	-	6,351	-	-	-	6,351	-	3,832	-	-	-	3,832	556
Assets related to discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-
Total current assets	492,807	19,074	10,097	109,700	(470,013)	161,665	432,582	109,562	2	396,980	(529,374)	409,752	59,401
Non-Current assets
Property and equipment, net	-	39,599	-	-	-	39,599	-	34,196	-	-	-	34,196	4,957
Operating lease right-of-use assets, net	-	1,714	-	-	-	1,714	-	900	-	-	-	900	130
Finance lease right-of-use assets, net	-	2,246	-	-	-	2,246	-	1,660	-	-	-	1,660	241
Intangible assets, net	-	205	-	-	-	205	-	174	-	-	-	174	25
Long-term investments	(563,937)	-	-	-	563,937	-	(230,876)	-	-	-	230,876	-	-
Equity method investment	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred loss on sale-leaseback	-	605	-	-	-	605	-	435	-	-	-	435	63
Other non-current assets	-	-	-	-	-	-	-	-	-	-	-	-	-
Total non-current assets	(563,937)	44,369	-	-	563,937	44,369	(230,876)	37,365	-	-	230,876	37,365	5,416
Total Assets	(71,130)	63,443	10,097	109,700	93,924	206,034	201,706	146,927	2	396,980	(298,498)	447,117	64,817

Liabilities and Stockholder’s equity
Current liabilities
Accounts payable	-	138,504	-	-	-	138,504	-	101,099	-	-	(2)	101,097	14,656
Short-term borrowings	-	57,600	-	-	-	57,600	-	57,860	-	-	-	57,860	8,388
Current portion of long-term borrowings	-	-	-	-	-	-	-	5,400	-	-	-	5,400	783
Current portion of government grants	-	1,812	-	-	-	1812	-	1,812	-	-	-	1,812	263
Due to related parties	22,906	16,949	65	867	-	40,787	20,794	26,345	-	-	(211)	46,928	6,803
Interest payable to related party	-	-	-	-	-	-	-	146		-	-	146	21
Lease liability	-	4,085	-	-	-	4,085	-	1,203	-	-	-	1,203	174
Other payables and accrued liabilities	38,951	47,338	150	2911	-	89,350	36,987	135,337	172	-	(98,686)	73,810	10,700
Intercompmany payables (1)	(324)	17,266	361,234	83,864	(462,040)	-	862	(223)	16	72,932	(73,587)	-	-
Current liabilities related to discontinued operations	-	1,601	-	-	-	1,601	-	1,726	-	-	-	1,726	252
Total current liabilities	61,533	285,155	361,449	87,642	(462,040)	333,739	58,643	330,705	188	72,932	(172,486)	289,982	42,040
Non-current liabilities
Long-term borrowings	-	6,000	-	-	-	6,000	-	4,980	-	-	-	4,980	722
Government grants	-	2,530	-	-	-	2,530	-	717	-	-	-	717	104
Due to related party	-	-	-	-	-	-	-	13,150	-	-	-	13,150	1,906
Lease liability - non-current	-	1,619	-	-	-	1,619	-	416	-	-	-	416	60
Total non-current liabilities	-	10,149	-	-	-	10,149	-	19,263	-	-	-	19,263	2,792
Total liabilities	61,533	295,304	361,449	87,642	(462,040)	343,888	58,643	349,968	188	72,932	(172,486)	309,245	44,832

Ordinary shares	26	-	-	-	-	26	5,839	-	-	-	-	5,839	846
Additional paid-in capital	732,909	72,413	-	37,091	(109,504)	732,909	1,204,970	72,413	-	322,379	(394,792)	1,204,970	174,684
Subscription Receivables	-	-	-	-	-	-	(155,495)	-	-	-	-	(155,495)	(22,542)
Accumulated deficit	(878,915)	(304,061)	(351,352)	(12,063)	667,476	(878,915)	(906,751)	(276,974)	(186)	5,336	271,824	(906,751)	(131,451)
Accumulated other comprehensive income	13,317	341	-	1667	(2,008)	13,317	(5,500)	3,099	-	(55)	(3,044)	(5,500)	(799)
Total UTime Limited shareholder’s equity	(132,663	(231,307)	(351,352)	26,695	555,964	(132,663)	143,063	(201,462)	(186)	327,660	(126,012)	143,063	20,738
Non-controlling interests	-	(554)	-	(4,637)	-	(5,191)	-	(1,579)	-	(3,612)	-	(5,191)	(753)
Total shareholders’ equity	(132,663)	(231,861)	(351,352)	22,058)	555,964	(137,854)	143,063	(203,041)	(186)	324,048	(126,012)	137,872	19,985
Total liabilities and shareholders’ equity	(71,130)	63,443	10,097	109,700	(93,924)	206,034	201,706	146,927	2	396,980	(298,498)	447,117	64,817

Selected Condensed Consolidated Cash Flows Data

	Year Ended March 31, 2024						Year Ended March 31, 2025						Year Ended March 31, 2026
	RMB						RMB						RMB						US$
	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Parent	VIE	WFOE	Other entities	Elimination	Consolidated	Consolidated
Cash flows from operating activities:
Net loss	(60,884)	(44,078)	(2)	(7,522)	50,278	(62,208)	(670,087)	(192,162)	(351,338)	(6,993)	550,493	(670,087)	(27,836)	27,088	(172)	1,775	(28,691)	(27,836)	(4,035)
Net loss from discontinued operations	-	(21,102)	-	(7,520)	-	(28,622)	-	(1,596)	-	-	-	(1,596)	-	-	-	-	-	-	-
Net loss from continuing operations	(60,884)	(22,976)	(2)	(2)	50,278	(33,586)	(670,087)	(190,566)	(351,338)	(6,993)	550,493	(668,491)	(27,836)	27,088	(172)	1,775	(28,691)	(27,836)	(4,035)
Adjustments to reconcile net loss from operations to net cash provided by (used in) operating activities
Depreciation and amortization	-	6,736	-	-	-	6,736	-	5,669	-	-	-	5,669	-	6,877	-	-	-	6,877	997
Allowances for obsolete inventories, net	-	688	-	-	-	688	-	9,841	-	-	-	9,841	-	(3,999)	-	-	-	(3,999)	(580)
Gain on disposal of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	(7,272)	-	-	-	(7,272)	(1,054)
Impairment of long-live assets	-	-	-	-	-	-	-	10496	-	-	-	10,496	-	-	-	-		-	-
Provision for doubtful account, net	-	152	-	-	-	152	-	154,632	351,122	-		505,754	25,950	(43,138)	-	-		(17,188)	(2,492)
Share-based compensation and expenses	8,892	-	-	-	-	8,892	111,034	-	-	-	-	111,034	-	-	-	-	-	-	-
Loss on disposal of property and equipment	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Loss on disposal of discontinued operation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Deferred tax	-	(171)	-	-	-	(171)	-	-	-	-	-	-	-	-	-	-	-	-	-
Government grants	-	(2,542)	-	-	-	(2,542)	-	(1,812)	-	-	-	(1,812)	-	(1,813)	-	-	-	(1,813)	(263)
Equity loss of subsidiaries	50,082	-	-	-	(50,082)	-	558,399	-	-	-	(558,399)	-	(28,691)	-	-	-	28,691	-	-
Net changes in operating assets and liabilities:
Accounts receivable	-	22,429	-	-	(18,311)	4,118	-	(22,312)	-	-	-	(22,312)	-	15,199	-	-	-	15,199	2,203
Prepaid expenses and other current assets	(500)	(27,609)	(350,001)	-	16,386	(361,724)	10,624	(31,391)	(11,210)	(1)	(9,899)	(41,877)	(21,203)	58,557	-	(86,975)	(10,165)	(59,786)	(8,667)
Intercompany receivables (1)	(13,078)	33,901	-	3	(20,826)	-	(21,355)	-	-	(19)	21,374	-	33,709	(5,548)	-	(53,822)	25,661	-	-
Prepaid tax	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,054)	-	-	-	(3,054)	(443)
Inventories	-	4,459	-	-	-	4,459	-	(5,166)	-	-	-	(5,166)	-	6,518	-	-	-	6,518	945
Accounts payable	-	(29,017)	-	-	18,411	(10,606)	-	32,412	-	-	-	32,412	-	(37,405)	-	-	-	(37,405)	(5,423)
Other payables and accrued liabilities, and lease liabilities	25,531	(4,448)	-	-	(16,870)	4,213	(5,058)	27,378	150	2,911	-	25,381	9,252	6,220	361,390	7,140	(399,542)	(15,540)	(2,253)
Intercompany payables (1)	(33,989)	13,078	-	-	20,911	-	(3,210)	3,195	11217	1,869	(13,071)	-	1,186	(17,489)	(361,218)	(10,932)	388,453	-
Operating lease liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,159)	-	-	-	(1,159)	(168)
Other non(current assets	-	-	-	-	-	-	-	-	-	-	-	-	-	170	-	-	-	170	25
Net cash provided by (used in) operating activities	(23,946)	(5,320)	(350,003)	1	(103)	(379,371)	(19,653)	(7,624)	6	(1,366)	(9,502)	(39,071)	(7,633)	(248)	-	(142,814)	4,407	(146,288)	(21,208)
Net cash (used in) provided by operating activities (Discontinued operations	-	246	-	-	-	246	-	-	-	-	-	-	-	-	-	-	-	-	-
Net cash provided by(used in) provided by operating activities	(23,946)	(5,074)	(350,003)	1	(103)	(379,125)	(19,653)	(7,624)	6	(1,366)	(9,502)	(39,071)	(7,633)	(248)	-	(142,814)	4,407	(146,288)	(21,208)
Investing activities:
Payment for property and equipment	-	(971)	-	-	-	(971)	-	-	-	-	-	-	-	(44)	-	-	-	(44)	(6)
-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceed from sale of property, plant and equipment	-	6,500	-	-	-	6,500	-	-	-	-	-	-	-	-	-	-	-	-	-
Disposal of discontinued operation	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net cash (used in) provided by investing activities (Continuing operations	-	5,529	-	-	-	5,529	-	-	-	-	-	-	-	(44)				(44)	(6)
Net cash used in provided by investing activities (Discontinued operations	-	-	-	(9)	-	(9)	-	-	-	-	-	-	-	-	-	-	-	-	-
Net cash (used in) provided by investing activities	-	5,529	-	(9)	-	5,520)	-	-	-	-	-	-	-	(44)	-	-	-	(44)	(6)

Financing activities:
Proceeds from short(term borrowings	-	60,571	-	-	-	60,571	-	36,000	-	-	-	36,000	-	63,300	-	-	-	63,300	9,177
Loan received from a shareholder	20546	21,250	-	-	-	41,796	-	-	-	-	-	-	-	-	-	-	-	-	-
Proceeds from long(term borrowings	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Repayment of loan from a shareholder	-	(14,200)	-	-	-	(14,200)	-	-	-	-	-	-	-	-	-	-	-	-	-
Repayment of short(term borrowings	-	(57,557)	-	-	-	(57,557)	-	(29,349)	-	-	-	(29,349)	-	(58,660)	-	-	-	(58,660)	(8,504)
Repayments of long(term borrowings	-	(7950)	-	-	-	(7,950)	-	-	-	-	-	-	-	-	-	-	-	-	-
Down payment for financing services	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-	-	-
Contribution in a subsidiary by a shareholder	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Related parties	2,901	48	-	-	-	2,949	(822)	5,420	65	867	-	5,530	(2,113)	21,761	-	-	(32,372)	(12,724)	(1,845)
Payment of capital lease obligation	-	(498)	-	-	-	(498)	-	(264)	-	-	-	(264)	-	-	-	-	-	-	-
Repay finance liabilities	-	-	-	-	-	-	-	-	-	-	-	-	-	(2,926)	-	-	-	(2,926)	(424)
Proceeds from issuance of ordinary shares	-	-	350,001	-	-	350,001	11,724	1,449	-	36,284	(2,083)	47,374	-	-	-	322,379	-	322,379	46,735
Net cash provided by financing activities	23,447	1,664	350,001	-	-	375,112	10,902	13,256	65	37,151	(2,083)	59,291	(2,113)	23,475	-	322,379	(32,372)	311,369	45,139

Effect of exchange rate changes on cash and cash equivalent and restricted cash	498	330	-	2,329	77	3,234	8752	(8,317)	(2)	(200)	11,585	11,818	9,746	(16,757)	-	(33,089)	27,965	(12,135)	(976)
Net increase (decrease) in cash and cash equivalent and restricted cash	(1)	2,449	(2)	2,321	(26)	4,741	1	(2,685)	4	34,718	-	32,038	-	6,426	-	146,476	-	152,902	22,949
Cash and cash equivalents and restricted cash at beginning of year	2	777	5	71,650	-	72,434	1	3,204	3	73,967	-	77,175	2	516	2	108,693		109,213	15,050
Cash and cash equivalents and restricted cash at end of year	1	3,226	3	73,971	(26)	77,175	2	519	7	108,685	-	109,213	2	6,942	2	255,169	-	262,115	37,999
Less: Cash and cash equivalent and restricted cash (Discontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash and cash equivalents and restricted cash at end of year (Continuing operations	1	3,226	3	73,971	(26)	77,175	2	519	7	108,685		109,213	2	6,942	2	255,169		262,115	37,999

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not Applicable.

3.C. Reasons For The Offer And Use Of Proceeds

Not Applicable.

3.D. Risk Factors

An investment in our Class A ordinary shares involves a high degree of risk. You should carefully consider the risks and uncertainties described below together with all other information contained in this annual report, including the matters discussed under the headings “Forward-Looking Statements” and “Operating and Financial Review and Prospects” before you decide to invest in our Class A ordinary shares. We are a holding company with substantial operations in China and are subject to a legal and regulatory environment that in many respects differs from the United States. If any of the following risks, or any other risks and uncertainties that are not presently foreseeable to us, actually occur, our business, financial condition, results of operations, liquidity and our future growth prospects could be materially and adversely affected.

Risk Factors Summary

Risks Related to Our Business and Industry

●	We have incurred significant losses and we may continue to experience losses in the future.

●	Because material amounts of our funds are held in banks where only limited protection on deposit accounts is required, the failure of any bank in which we deposit our funds could result in a loss of those funds to the extent exceeding the amounts protected and could, depending on the amount involved, affect our ability to continue in business.

●	We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

●	We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

●	The outbreak of any new pandemics in China and across the world may have a material adverse effect on our business.

●	We depend on third party service providers for logistics and aftersales services, and any failure of our third party service providers to perform may have a material negative impact on our business.

●	We rely on outsourcing manufacturers to produce a majority of our products. If we encounter issues with them, our business and results of operations could be materially and adversely affected.

●	Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

●	Our international expansion is subject to a variety of costs and risks and we may not be successful, which could adversely affect our profitability and operating results.

●	Our use of open source software could materially adversely affect our business, financial condition, operating results and cash flow.

●	We operate in a rapidly evolving industry. If we fail to keep up with technological developments and changing requirements of our customers, business, financial condition and results of operations may be materially and adversely affected.

●	We face intense competition from onshore and offshore third party software providers in the mobile phone market, and, if we are unable to compete effectively, we may lose customers and our revenues may decline. The lack of technological development and increase in competition may lead to a decline in our sustainable growth.

●	We may undertake acquisitions, investments, joint ventures or other strategic alliances in the future, which could expose us to new operational, regulatory and market risks. In addition, such future undertakings may not be successful, which may adversely affect our business, results of operations, financial condition and prospects.

●	The international nature of our business exposes us to risks that could adversely affect our financial condition and results of operations.

●	Inadequacy of skilled personnel may lead to decline in sales of mobile phones by us.

●	Our success depends substantially on the continuing efforts of our senior executives and other key personnel, and our business may be severely disrupted if we lose their services.

●	Compromised product quality of our mobile products may damage our brand and reputation of and customers could stop using our mobile handsets

●	We may not be able to successfully sustain our growth strategy into new geographic markets and innovative consumer electronic products. Inability to effectively manage growth, our current and planned resources and related issues could materially and adversely affect our business of and impact future financial performance.

●	We are dependent on raw materials and mobile device components from off shore entities and from local markets, and an increase in their cost could have an adverse effect on our business.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	We may be adversely affected by product liability exposure claims.

●	Our management and auditors identified material weaknesses in our internal control over financial reporting that, if not properly remediated, could result in material misstatements in our consolidated financial statements that could cause investors to lose confidence in our reported financial information and have a negative effect on the trading price of our ordinary shares.

●	Our internal controls over financial reporting may not be effective and our independent registered public accounting firm may not be able to certify as to their effectiveness, which could have a significant and adverse effect on our business and reputation.

●	We are subject to various anti-corruption and anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, and U.K. and PRC anti-corruption and anti (bribery laws; any determination that we have violated such laws could damage our business and reputation, limit our ability to bid for certain business opportunities, and subject us to significant criminal and civil penalties, civil litigation (such as shareholder derivative suits), and commercial liabilities.

●	The agreements governing the loan facilities we currently have contain restrictions and limitations that could significantly affect our ability to operate our business, raise capital, as well as significantly affect our liquidity, and therefore could adversely affect our results of operations.

●	Defaults under either of our loan agreements with each of SRCB and CRBZ could result in a substantial loss of our assets.

Risks Related to Our Corporate Structure

●	We are a holding company, and will rely on dividends paid by our subsidiaries for our cash needs. Any limitation on the ability of our subsidiaries to make dividend payments to us, or any tax implications of making dividend payments to us, could limit our ability to pay our parent company expenses or pay dividends to holders of our ordinary shares.

●	We may become subject to taxation in the Cayman Islands, which would negatively affect our results.

●	We are subject to various changing laws and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

●	Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

●	Uncertainties with respect to the PRC legal system and changes in laws and regulations in China could adversely affect us.

●	The approval of or filing and reporting with the CSRC or other PRC government authorities may be required in connection with our overseas offerings under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or complete such filing or reporting procedures.

●	The PRC government exerts substantial influence over the manner in which we conduct our business activities. The PRC government may also intervene or influence our operations at any time, which could result in a material change in our operations and our ordinary shares could decline in value or become worthless. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer ordinary shares to investors and cause the value of our ordinary shares to significantly decline or become worthless

●	Our ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

●	Governmental control of currency conversion may limit our ability to utilize our net revenues effectively and affect the value of your investment.

●	The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

●	PRC regulations relating to foreign exchange registration of overseas investment by PRC residents may subject our PRC resident beneficial owners or our PRC Subsidiary to liability or penalties, limit our ability to inject capital into our PRC Subsidiary, limit our PRC Subsidiary’s ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

●	Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

●	We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

Risks Related to Our Class A Ordinary Shares

●	The trading prices of our Class A ordinary shares are likely to be volatile, which could result in substantial losses to investors.

●	Sales of a substantial number of our Class A ordinary shares in the public market by our existing shareholders could cause our share price to fall.

●	There are no assurance that our securities, including our Class A ordinary shares, will continue to be listed or, if listed, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

●	Future issuance of our Class A ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

●	Shares eligible for future sale may depress our stock price.

●	We may issue preference shares to investor that grant them superior rights than holders of our Class A ordinary shares without obtaining shareholder approval.

●	If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our Class A ordinary shares or if our operating results do not meet their expectations, the price of our Class A ordinary shares could decline.

●	As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than domestic U.S. issuers. This may afford less protection to holders of our ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

●	As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our ordinary shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

Risks Related to Our Business and Industry

We have incurred significant losses and we may continue to experience losses in the future.

We have incurred significant losses in the past. In fiscal year 2024, 2025, and 2026, we had losses from operations of RMB33.6 million, RMB 668.5 million, and RMB27.8 million (US$4.0 million), respectively, and net losses of RMB62.2 million, RMB 670.1 million, and RMB 27.8 million (US$4.0 million). We also had cash used in operating activities of RMB 373.6 million in fiscal year 2024, cash used in operations of RMB 39.1 million in fiscal year 2025, and cash used in operations of RMB 146.3 million (US$21.2 million) in fiscal year 2026.  We may continue to have an adverse effect on our shareholders’ equity and working capital in the future.

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

At March 31, 2026, we had cash on hand of $38.0 million. Of that amount, approximately $0.8 million was held in banks and other financial institutions in Hong Kong, $37.0 million in US and $0.2 million in the PRC.  The Hong Kong government provides deposit protection up to a maximum amount of HK$500,000 (approximately US$ 64,328 based on the midpoint exchange rate for March 31, 2026 reported by “Historical Exchange Rates” at http://www.oanda.com/fx-for-business/historical(rates) for each depositor in any individual bank in Hong Kong. We understand that in the event of a bank failure of a bank in the PRC, a PRC-government agency is to provide some, unspecified, protections of deposit accounts to individual depositors. After three interest rate hikes in 2011, there were recommendations in early 2012 from China’s economists that a formal insurance system from China’s central bank is necessary to protect depositors’ assets. On May 1, 2015, the new “Deposit Insurance Regulations” became effective in the PRC and provide that the maximum protection would be up to RMB500,000 (including principal and interest) per depositor per insured financial institution. Depending upon the amounts of funds we have on deposit in a Hong Kong or mainland China financial institution that fails, our inability to have immediate access to our cash, and the lack of deposit protection in excess of applicable protection limits, could impair our operations, and, if we are not able to access needed funds to pay our suppliers, employees and other creditors, we may be unable to continue in business.

We may need to raise additional capital or obtain loans from financial institutions from time to time and our operations could be curtailed if we are unable to obtain the required additional funding when needed. We may not be able to do so when necessary, and/or the terms of any financings may not be advantageous to us.

As of the fiscal year ended March 31, 2025 and 2026, respectively, we had accumulated deficit of RMB 879.0 million and RMB 906.8 million (US$131.5 million), respectively.  Due to our accumulated deficit, we may need to obtain additional funding from outside sources, including from the sales of our securities, grants or other forms of financing. Our accumulated deficit increases the difficulty in completing such sales or securing alternative sources of funding, and there can be no assurances that we will be able to obtain such funding on favorable terms or at all. If we are unable to obtain sufficient financing from the sale of our securities or from alternative sources, we may be required to reduce, defer or discontinue certain of our research and development and operating activities or we may not be able to continue as a going concern. If we cannot continue as a going concern, our shareholders may lose their entire investment in our ordinary shares. Future reports from our independent registered public accounting firm may contain statements expressing doubt about our ability to continue as a going concern.

We generate a significant portion of our net revenues from a small number of major customers and key projects and any loss of business from these customers or key projects could reduce our net revenues and significantly harm our business.

We have derived, and believe that in the foreseeable future we will continue to derive, a significant portion of our net revenues from a small number of major customers and key projects. For the year ended March 31, 2024, our top three customers accounted for approximately 22.0%, 14.1% and 11.6% of our net revenues, respectively. For the year ended March 31, 2025, our top three customers accounted for approximately 10.6%, 8.9%, and 8.9% of our net revenue, respectively. For the year ended March 31, 2026, our top three customers accounted for approximately 20.3%, 11.3% and 9.0% of our net revenues, respectively.

Our ability to maintain close relationships with our major customers is essential to the growth and profitability of our business. However, the volume of work performed for a specific customer is likely to vary from year-to-year and project-to-project, especially since we are generally not the exclusive service solutions provider for our customers, some of our customers have in(house research and development capabilities, and we do not have long-term purchase commitments from any of our customers. A major customer in one year may not provide the same level of net revenues for us in any subsequent year. The products we provide to our customers, and the net revenues and income from those products, may decline or vary as the type and quantity of products changes over time. In addition, reliance on any individual customer for a significant portion of our net revenues may give that customer a degree of pricing leverage when negotiating contracts and terms of service with us.

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

We rely on outsourcing manufacturers to produce a majority of our products. However, the volume of orders designated to a specific manufacturer is likely to vary from year-to-year and project-to-project, especially since we generally do not enter into exclusive relationship with the manufacturers and we do not have long(term or fixed(term purchase commitments with any of our outsourcing manufacturers. A major manufacturer in one year may not provide the same amount of products to us in any subsequent year. The products each manufacturer supplies us may decline or vary our customer orders change over time. Additionally, our contracts with these manufacturers can be terminated at any time. Therefore, we may not be able to maintain a long-term cooperative relationship with our outsourcing manufacturers for our existing products. We may also experience operational difficulties with our outsourcing manufacturers, including reductions in the availability of production capacity, failure to comply with product specifications, insufficient quality control, failure to meet production deadlines, increases in manufacturing costs and longer lead time. Our outsourcing manufacturers may experience disruptions in their manufacturing operations due to equipment breakdowns, labor strikes or shortages, natural disasters, component or material shortages, cost increases, violation of environmental, health or safety laws and regulations, or other problems. We may be unable to pass the cost increases to our customers. We may have disputes with our outsourcing manufacturers, which may result in litigation expenses, divert our management’s attention and cause supply shortages to us. In addition, we may not be able to identify outsourcing manufacturers who are capable of producing new products we target to launch in the future.

Our expansion into new product categories and scenarios, and substantial increases in product lines may expose us to new challenges and more risks.

We strive to continue to expand and diversify our product offerings to cover additional scenarios in the mobile or IoT era or AI-related new products. Expanding into new product categories and scenarios outside of the mobile phone and accessories category, such as to wearable devices, speakers and related consumer electronics and substantially increasing our product lines involves new risks and challenges. Our potential lack of familiarity with new products and scenarios and the lack of relevant customer data relating to these products may make it more difficult for us to anticipate user demand and preferences. We may misjudge market demand, resulting in inventory buildup and possible inventory write-downs. We may not be able to effectively control our costs and expenses in rolling out these new product categories and scenarios. We may have certain quality issues and experience higher return rates on new products, receive more customer complaints and face costly product liability claims, such as injury allegedly or actually caused by our products, which would harm our brand and reputation as well as our financial performance.

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

We intend to grow both organically by expanding our current business lines and geographic coverage and through acquisitions, investments, joint ventures or other strategic alliances if the appropriate opportunities arise. For instance, we have entered into a non-binding letter of intent regarding a potential strategic transaction involving Feixiaohao Technology Inc. (“Feixiaohao”), and are currently conducting financial, legal, and operational due diligence. These potential business plans, acquisitions, investments, joint ventures and strategic alliances may expose us to new operational, regulatory and market risks, as well as risks associated with additional capital requirements. In addition, we may not be able to identify suitable future acquisition or investment candidates or joint venture or alliance partners. Even if we identify suitable candidates or partners, we may be unable to complete an acquisition, investment or alliance on terms commercially acceptable to us. The proposed transaction with Feixiaohao remains subject to the completion of due diligence, negotiation and execution of definitive agreements, satisfaction of customary closing conditions and applicable regulatory approvals, and there can be no assurance that any definitive agreement will be executed or that the transaction will ultimately be completed. If we fail to identify appropriate candidates or partners, or complete desired acquisitions, investments or alliances, we may not be able to implement our strategies effectively or efficiently.

In addition, our ability to successfully integrate acquired companies and their operations may be adversely affected by a number of factors, including, among others, the ability to capitalize on anticipated synergies, diversion of resources and management’s attention, difficulties in retaining personnel of the acquired companies, unanticipated problems or legal liabilities and tax and accounting issues. Furthermore, strategic expansion into innovative digital technology and Web-related infrastructure businesses, such as our potential transaction with Feixiaohao (a Web3 data and information platform), may subject us to highly volatile market conditions, evolving regulatory frameworks, and technological complexities inherent to the cryptocurrency and blockchain sectors. If we fail to integrate any acquired company efficiently, or adapt to the unique challenges of new technology sectors, our earnings, revenues, gross margins, operating margins and business operations could be adversely affected. The integration of acquired companies is a complex, time-consuming and expensive process.

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

Following the promulgation of the above laws, the PRC governmental authorities have enacted or are in the process of formulating a series of regulations and policies to enhance the protection of cybersecurity, data security and personal information. On October 29, 2021, the CAC published the Safety Assessment Measures for Data Outbound Transfer (Draft for Comments). On November 14, 2021, the CAC published the Regulations of Cyber Data Security Management (Draft for Comments), requiring that, among others, data processors handling important data or the data processors to be listed overseas to complete an annual data security assessment and file a data security assessment report to applicable regulators. On December 28, 2021, the CAC and other PRC governmental authorities jointly released the Measures for Cybersecurity Review, which took effect on February 15, 2022, requiring that, among others, operators of “critical information infrastructure” or data processors holding over one million users’ personal information which intends to be listed in a foreign country are subject to a cybersecurity review. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. Currently, the draft Regulations on Network Data Security has been released for public comment only, and its implementation provisions and anticipated adoption or effective date remains substantially uncertain and may be subject to change. On July 7, 2022, the CAC published the Safety Assessment Measures for Data Outbound Transfer, which took effect on September 1, 2022. See “Item 4. Information on the Company-B. Business Overview-Regulations-Regulation on Information Security and Censorship.”

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

Our non-binding letter of intent to acquire Feixiaohao may not result in a definitive agreement or a completed transaction and, if completed, we may fail to successfully integrate the target or realize the anticipated benefits.

On March 13, 2026, we entered into a non-binding letter of intent (the “LOI”) to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform, for total consideration of up to US$80 million in shares and cash. Although we announced on May 11, 2026, that the financial, legal, and operational due diligence is progressing, the transaction remains subject to a number of significant conditions. These conditions include, but are not limited to, the completion of satisfactory due diligence, the negotiation and execution of a definitive agreement, the approval of our board of directors and regulators, and other customary closing conditions. As of the date of this annual report, the LOI remains non-binding, and we cannot assure you that we will be able to successfully negotiate or execute a definitive agreement, or that the transaction will be completed on the terms described, or at all. The negotiation and due diligence process may also divert significant management time and financial resources away from our core business operations.

Furthermore, if the acquisition is completed, our entry into the Web3 and blockchain data infrastructure sector represents a new strategic direction for our business that involves substantial risks. We may face difficulties in integrating Feixiaohao’s technology platforms, source code, databases, and personnel with our existing mobile device and smart hardware operations. We cannot assure you that we will successfully realize the expected synergies, user base growth, or financial benefits from this acquisition, and any failure to do so could materially and adversely affect our business, financial condition, and results of operations.

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

We are, and may in the future become, subject to a variety of legal proceedings, claims, investigations, and disputes arising in the ordinary course of our business. Because the outcomes of such legal matters are inherently unpredictable, any unfavorable ruling, judgment, or settlement could have a material adverse effect on our business, financial condition, operating results, and cash flows.

Regarding the housing lease contract dispute between Nanning Industrial Investment Group Co., Ltd. (“Nanning Industrial Investment”) and Guangxi Utime Technology Co., Ltd. (“Guangxi Utime”), on August 26, 2025, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2025) Gui 0105 Min Chu 921), ruling that the defendant Guangxi Utime shall pay the amount of RMB 443,921.80 in rent and RMB 41,090 in liquidated damages (temporarily calculated through October 31, 2024; subsequent liquidated damages shall be calculated in segments based on the outstanding principal at each stage, at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center, until all amounts are fully paid) to the plaintiff Nanning Industrial Investment within 10 days from the effective date of the judgment. The Company paid rent of RMB 318,494.47 on March 21, 2025. On September 3, 2025, Guangxi Utime has appealed to the Intermediate People’s Court of Nanning City, Guangxi Zhuang Autonomous Region (Nanning Intermediate Court). Guangxi Utime requested that the court revoke the second item of the first instance judgment and revise the ruling that liquidated damages shall be uniformly calculated based on the one-year LPR published by the National Interbank Funding Center, specifically RMB 4,696.53 for the period from the date of default (June 26, 2024) to October 31, 2024, with subsequent amounts calculated based on the actual outstanding principal at each stage until full payment, and that the appeal costs be borne by the appellee. Guangxi Utime argued that the first instance judgment’s calculation of liquidated damages was fragmented and inconsistent in standard, and that the total amount of liquidated damages was excessively high, exceeding the scope of compensating the appellee’s actual losses and assuming a punitive nature. On November 15, 2025, the Nanning Intermediate Court accepted the appeal. On December 18, 2025, the Nanning Intermediate Court issued the final civil judgment (No. (2025) Gui 01 Min Zhong 10743), dismissing the appeal and upholding the original judgment. The case acceptance fee for the second instance of RMB 710 shall be borne by Guangxi Utime. This judgment is final.

Regarding the housing lease contract dispute between Nanning Industrial Investment Group Co., Ltd. (“Nanning Industrial Investment”) and Guangxi UTime Technology Co., Ltd. (“Guangxi UTime”), on August 26, 2025, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2025) Gui 0105 Min Chu 922), ruling that the defendant Guangxi UTime shall pay the amount of RMB 6,157,660.80 in rent, together with liquidated damages calculated on the outstanding rent of RMB 769,707.60 for each period, commencing from the respective due dates, at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center until the date of actual full payment, to the plaintiff Nanning Industrial Investment within 10 days from the effective date of the judgment. On September 3, 2025, Guangxi UTime has appealed to the Intermediate People’s Court of Nanning City, Guangxi Zhuang Autonomous Region (Nanning Intermediate Court). Guangxi UTime requested that the court revoke the second item of the first instance judgment and revise the ruling that liquidated damages shall be calculated based on the total outstanding rent of RMB 6,157,660.80, commencing from August 1, 2024, at the one-year LPR, until the date of actual full payment, and that the appeal costs be borne by the appellee. Guangxi UTime argued that the first instance judgment erroneously determined the commencement date for calculating liquidated damages, and that its interest calculation method violated the spirit of the Termination Agreement, resulting in a judgment contrary to the principle of fairness. On November 15, 2025, the Nanning Intermediate Court accepted the appeal. On December 18, 2025, the Nanning Intermediate Court issued the final civil judgment (No. (2025) Gui 01 Min Zhong 10742), dismissing the appeal and upholding the original judgment. The case acceptance fee for the second instance of RMB 4,620 shall be borne by Guangxi UTime. This judgment is final.

Regarding the housing lease contract dispute between Nanning Funing Investment Development Co., Ltd. (“Nanning Funing”) and Guangxi UTime Technology Co., Ltd. (“Guangxi UTime”), on April 6, 2026, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2026) Gui 0105 Min Chu 236), ruling that the defendant Guangxi UTime shall pay the amount of RMB 916,171.56 in rent for the period from November 1, 2024 to July 31, 2025, RMB 101,796.84 in occupation fees for the period from August 1, 2025 to August 31, 2025, RMB 21,904.44 in liquidated damages (temporarily calculated through July 31, 2025; subsequent liquidated damages shall be calculated based on the outstanding rent of RMB 916,171.56 at an annual rate of 4.5% from August 1, 2025 until all amounts are fully paid), a capital occupation fee (calculated based on the outstanding occupation fee of RMB 101,796.84 at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center from January 16, 2026 until the amount is fully paid), RMB 26,000 in attorney fees and RMB 1,136 in guarantee insurance premium to the plaintiff Nanning Funing within 10 days from the effective date of the judgment. The case was accepted by the Jiangnan Court on January 5, 2026. The case acceptance fee of RMB 7,509 and the preservation fee of RMB 5,000, totaling RMB 12,509, shall be borne by Nanning Funing as to RMB 430 and by Guangxi UTime as to RMB 12,079. On April 22, 2026, the Bureau of Industry and Information Technology of Jiangnan District of Nanning City issued an explanation letter confirming that Guangxi UTime had obtained three government incentive funds totaling RMB 1,060,000, and that Guangxi UTime had issued payment entrustment letters to the bureau to transfer all such funds directly to the factory rent account to offset the overdue rent, of which RMB 650,000 is planned to be paid by the end of the second quarter of 2026 and the remaining RMB 500,000 will be applied for after the relevant project passes acceptance. As of the date of this annual report, Guangxi UTime has not paid the amounts awarded by the judgment, and the aforesaid incentive funds are being arranged for disbursement to offset the outstanding rent.

Regarding the sales contract dispute between Zhongshan Tianmao Battery Co., Ltd. (“Zhongshan Tianmao”) and Guangxi Utime, on July 23, 2025, the First People’s Court of Zhongshan City, Guangdong Province (“Zhongshan First Court”) issued the civil ruling (No. (2025) Yue 2071 Min Chu 43746), approving the property preservation application filed by Zhongshan Tianmao and ruling to take preservation measures against the properties of Guangxi UTime valued at RMB 529,901.41. On October 16, 2025, the Zhongshan First Court issued the civil mediation statement (No. (2025) Yue 2071 Min Chu 43746), under which the parties voluntarily reached a settlement agreement. The parties confirmed that as of October 16, 2025, Guangxi UTime owed Zhongshan Tianmao payment for goods in the amount of RMB 508,513.20, and the parties agreed that Guangxi UTime shall pay 60% of the outstanding amount, i.e., RMB 305,107.92, to Zhongshan Tianmao by October 31, 2025, by way of bank transfer or acceptance. Upon full payment of the above amount, the dispute between the parties shall be fully settled. Zhongshan Tianmao undertook to submit an application to the Zhongshan First Court for the release of the litigation preservation measures against Guangxi UTime within one working day after the signing of the mediation statement. If Guangxi UTime fails to pay the above amount in full or on time, Guangxi UTime shall pay the original outstanding payment for goods of RMB 508,513.20 to Zhongshan Tianmao, and Zhongshan Tianmao shall have the right to apply to the Zhongshan First Court for compulsory enforcement, including the actual outstanding payment for goods (calculated as RMB 508,513.20 less any amount already paid), overdue payment interest (calculated based on the actual outstanding principal from July 18, 2025 to the date of actual full payment at the Loan Prime Rate (LPR) published by the National Interbank Funding Center), and the case acceptance fee of RMB 4,550. The case acceptance fee of RMB 9,100 was reduced by half to RMB 4,550, which was borne by Zhongshan Tianmao. As of the date of this annual report, the settlement payment has been paid by Guangxi UTime.

Regarding the sales contract dispute between Shenzhen Aitehongfa Electronics Co., Ltd. (“Aitehongfa”) and Guangxi UTime, on March 24, 2026, the People’s Court of Bao’an District of Shenzhen City, Guangdong Province (“Bao’an Court”) issued the civil mediation statement (No. (2026) Yue 0306 Min Chu 87705), under which the parties voluntarily reached a settlement agreement. The parties confirmed that as of March 23, 2026, Guangxi Utime owed Aitehongfa payment for goods in the amount of RMB 201,857.19, and the parties agreed that Guangxi Utime shall pay the outstanding amount in two installments to Aitehongfa, specifically RMB 50,000 by March 31, 2026 and RMB 151,857.19 by April 30, 2026, by way of bank transfer to Aitehongfa’s designated account. The guarantee fee of RMB 700 and attorney fees of RMB 8,000, totaling RMB 8,700, shall be borne equally by both parties, with Guangxi Utime’s share of RMB 4,350 to be paid by April 30, 2026 to Aitehongfa’s designated account. If Guangxi Utime fully performs the above payment obligations on time, Aitehongfa voluntarily waives other claims and the rights and obligations of both parties with respect to this case shall be terminated. If Guangxi Utime fails to perform any installment of the above payment obligations on time and in full, Aitehongfa shall have the right to apply to the Bao’an Court for compulsory enforcement of the unpaid portion of the payment for goods of RMB 201,857.19, together with overdue payment interest (calculated based on the unpaid portion at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center from September 1, 2025 to the date of actual full payment), and the reduced attorney fees, guarantee fees, and preservation fees totaling RMB 5,210. Upon receipt of the first installment of RMB 50,000 from Guangxi Utime, Aitehongfa shall submit an application to the Bao’an Court for the release of the property preservation measures against Guangxi Utime within three working days. The mediation fee of RMB 2,450 shall be borne by Guangxi Utime and paid by March 26, 2026 to the designated bank account. The case acceptance fee of RMB 4,900 (prepaid by Aitehongfa) was reduced by half to RMB 2,450, which was borne by Aitehongfa, and the preservation fee of RMB 1,720 shall be borne equally by both parties, with Guangxi UTime’s share of RMB 860 to be paid by April 30, 2026 to Aitehongfa’s designated account. As of the date of this annual report, the settlement payment has been paid by Guangxi UTime.

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

Unauthorized access to our EDGAR filing codes and systems could result in, and has previously resulted in, unauthorized and fraudulent SEC filings and press releases, which may severely damage our reputation, disrupt our operations, and cause market volatility.

During the fiscal year ended March 31, 2026, an individual believed to be a former employee who retained access to the Company’s EDGAR filing codes gained unauthorized control of those codes through the EdgarNext system and, without the Company’s authorization, caused two false Form 6-K reports to be filed with the SEC and two fraudulent press releases to be issued, each falsely asserting that the Company’s officers and directors had resigned and been replaced. Although we confirmed that these filings and press releases were not authorized, reviewed, or approved by the Company, that no officer or director resigned and the composition of the Company’s board of directors and management remained unchanged such unauthorized disclosures and false statements could still cause market confusion, speculation, and volatility. The Company regained access to its EDGAR filing codes following a new Form ID application approved by the SEC on October 9, 2025, retracted the unauthorized filings, and reported the matter to the SEC and the appropriate authorities.

Although the Company has used its utmost efforts to ensure system security, thoroughly updated system authorizations, strengthened internal employee transaction and activity controls, and maintains constant, around-the-clock monitoring of system security, we cannot guarantee that our security measures will be completely effective, nor can we guarantee that we will be able to prevent all future unauthorized access, cyber-attacks, security breaches, or similar fraudulent incidents. Any future incidents of this nature could lead to severe reputational harm, regulatory investigations, legal liabilities, and significant fluctuations in the market price of our securities.

Although the Company has implemented various security measures, updated system authorizations, enhanced employee education and employee internal controls, and monitors system security, we cannot assure you that these measures will be entirely effective, or that similar unauthorized access, security breaches, cyber-attacks, or fraudulent incidents will not occur again in the future. Any future occurrences of this nature could result in reputational harm, regulatory scrutiny, legal liabilities, and material fluctuations in the market price of our securities.

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

We have entered into a number of transactions with related parties, including our significant shareholders and directors. For example, we have entered into several transactions with our founder and director, Minfei Bao, where we borrowed funds from him for additional working capital demand. See “Item 7. Major Shareholders And Related Party Transactions - B. Related Party Transactions - Loans from Mr. Bao.” We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests.

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

We did not maintain appropriately designed entity-level controls impacting the control environment, risk assessment procedures, and effective monitoring controls to prevent or detect material misstatements to the consolidated financial statements. These deficiencies were attributed to: (i) our lack of sufficient qualified financial reporting and accounting personnel with an appropriate knowledge under accounting principles generally accepted in the United States (“U.S. GAAP”), and (ii) our lack of comprehensive accounting policies and procedures manual in accordance with U.S. GAAP. We are taking remedial measures to improve the effectiveness of our controls, including by hiring additional accounting and finance personnel and by seeking to engage an outside consultant. The existence of material weaknesses is an indication that there is a more than remote likelihood that a material misstatement of our financial statements will not be prevented or detected in a future period, and the process of designing and implementing effective internal controls and procedures will be a continual effort that may require us to expend significant resources to establish and maintain a system of controls that is adequate to satisfy our reporting obligations as a public company. We cannot assure you that the measures we take will be sufficient to remediate the material weaknesses identified by our management and Assentsure PAC or that we will implement and maintain adequate controls over our financial processes and reporting in the future in order to avoid additional material weaknesses or controlled deficiencies in our internal control over financing reporting. If our remediation efforts are not successful or other material weaknesses or control deficiencies occur in the future, we may be unable to report our financial results accurately or on a timely basis, which could cause our reported financial results to be materially misstated and result in the loss of investor confidence and cause the trading price of our ordinary shares to decline. Moreover, ineffective controls could significantly hinder our ability to prevent fraud.

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

Historically, we have mortgaged our assets to obtain loans with various banking institutions. Current year, we have mortgaged our office owned by UTime SZ and pledged accounts receivables equal to RMB22,000,000 (US$3.5 million) owned by UTime SZ under our credit agreement with CRBZ, which will be terminated in November 2026.

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

Controversies and geopolitical tensions affecting trade between China and the United States could materially and adversely harm our business and operations.

The trade relationship between the United States and China remains highly complex, volatile, and characterized by ongoing structural tensions. The U.S. administration has expanded its trade actions, introducing new and increased tariffs on critical strategic sectors, implementing stricter export controls on advanced technologies, and enacting legislation aimed at shifting supply chains away from dependency on China. The broader trade and geopolitical controversy between the two nations continues to evolve rapidly. We cannot predict future trade policies, potential retaliatory measures by the governments, or further escalations in geopolitical tensions. Any future tariffs, expansion of export restrictions, or broader trade barriers could cover more or all of our products or components, disrupt our manufacturing capacity, increase logistics costs, or reduce customer demand, any of which would have a material adverse effect on our business, financial condition, and results of operations.

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

We plan to sell complex products and services that could contain design and manufacturing defects in their materials, hardware, software, and firmware. These defects could include defective materials or components, or “bugs” that can unexpectedly interfere with the products’ intended operations or cause injuries to users. There can be no assurance we will be able to detect, prevent, or fix all defects.

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

Our founders and key insiders hold significant voting control, which may limit your ability to influence key corporate decisions and create conflicts of interest.

Our founders, directors, and executive officers beneficially own or control a significant portion of our outstanding voting power. As a result, these insiders, acting individually or together, have the ability to exercise substantial control over all corporate actions requiring shareholder approval, irrespective of how our other public shareholders may vote. This concentrated control limits your ability to influence corporate matters and enables these insiders to determine the outcome of critical decisions, including the election and removal of directors, any amendments to our memorandum and articles of association, and the approval of major corporate transactions, such as mergers, consolidations, or the sale of substantially all of our assets.

Furthermore, the interests of these insiders may not always align with the best interests of our other shareholders. This concentration of voting power may discourage, delay, or prevent a change of control or a merger that other shareholders might otherwise deem beneficial, including transactions that could offer public shareholders a premium for their shares. In addition, the perception of potential conflicts of interest, or the disadvantage of investing in a company with highly concentrated insider control, may adversely affect the trading price and liquidity of our Class A ordinary shares.

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

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act (As Revised) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a different body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. As a result, there may be significantly less protection for investors than is available to investors in companies organized in the United States, particularly Delaware. In addition, Cayman Islands companies may not have standing to initiate a shareholders’ derivative action in a Federal court of the United States.

The courts of the Cayman Islands are unlikely:

●	to recognize or enforce against us judgments of courts of the United States predicated upon the civil liability provisions of federal securities law of the United States; and

●	in original actions brought in the Cayman Islands, to impose liabilities against us predicated upon the civil liability provisions of the securities laws of the United States or any state, so far as the liabilities imposed by those provisions are penal in nature.

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

Provisions in our amended and restated memorandum and articles of association may discourage, delay or prevent a merger, acquisition or other change in control that shareholders may consider favorable, including transactions in which shareholders might otherwise receive a premium for their shares. In addition, these provisions may frustrate or prevent any attempt by our shareholders to replace or remove our current management by making it more difficult to replace or remove our board of directors. Such provisions may reduce the price that investors may be willing to pay for our ordinary shares in the future, which could reduce the market price of our ordinary shares. These provisions include:

●	a prohibition on shareholder action through written consent;

●	a requirement that extraordinary general meetings be called only by a majority of the board of directors or, in limited circumstances, by the board upon shareholder requisition;

●	an advance notice requirement for shareholder proposals and nominations to be brought before an annual general meeting;

●	the authority of our board of directors to issue preference shares with such terms as our board of directors may determine; and

●	a requirement of approval of not less than two-thirds of the votes cast by shareholders who, being entitled to do so, attend and vote thereon at a quorate general meeting in order to amend any provisions of our amended and restated memorandum and articles of association.

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

In the opinion of Guizhou Rongcan Law Firm, our PRC legal counsel, (i) the ownership structures of the VIE in China and UTime WFOE, both currently and immediately after giving effect to our initial public offering, comply with all existing PRC laws and regulations; and (ii) the contractual arrangements between UTime WFOE, our VIE and its shareholders governed by PRC law are valid, binding and enforceable, and will not result in any violation of PRC laws or regulations currently in effect. However, our PRC legal counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. The contractual arrangements have not been tested in a court of law. Accordingly, the PRC regulatory authorities may ultimately take a view that is contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to the VIE structure will be adopted or if adopted, what they would provide. If we or our VIE is found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:

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

All of the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “Risks Related to Doing Business in China - Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.” Meanwhile, there is very little precedent and formal guidance as to how contractual arrangements in the context of a VIE should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delays or other obstacles in the process of enforcing these contractual arrangements, we may not be able to determine the most significant economic activities of the VIE, and our ability to conduct our business may be negatively affected.

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

The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries specified as either “restricted” or “prohibited” from foreign investment in a “negative list”. The Foreign Investment Law provides that foreign-invested entities operating in “restricted” or “prohibited” industries will require market entry clearance and other approvals from relevant PRC government authorities. On September 6, 2024, the Ministry of Commerce of the PRC (the “MOFCOM”) and the National Development and Reform Commission (the “NDRC”) jointly issued the latest version of the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), which became effective on November 1, 2024. See “Regulations - Regulations relating to Foreign Investment - The Guidance Catalogue of Industries for Foreign Investment”. Currently, our business related to the operation of designing, manufacturing and marketing mobile communication devices, and selling a variety of related accessories falls within the permitted category. However, we cannot assure you that our current operations or any newly-developed business in the future will still deemed to be “permitted” in the “negative list”, which may be promulgated or be amended from time to time by the MOFCOM and the NDRC. If our control over our VIE through contractual arrangements are deemed as foreign investment in the future, and any business of our VIE is “restricted” or “prohibited” from foreign investment under the “negative list” promulgated or amended in the future, we may be deemed to be in violation of the Foreign Investment Law, the contractual arrangements that allow us to have control over our VIE may be deemed as invalid and illegal, and we may be required to unwind such contractual arrangements and/or restructure our business operations, any of which may have a material adverse effect on our business operation.

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

We may be required to obtain permission or approval or other compliance procedures from Chinese authorities to operate and issue Class A ordinary shares to foreign investors in our offering and/or listing on the Nasdaq Capital Market, and if required, if we or the VIE or the VIE’s subsidiaries are not able to obtain such permission or approval in a timely manner, our ordinary shares may substantially decline in value and become worthless.

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

As of the date of this annual report, no currently effective laws or regulations in the PRC explicitly require us to seek approval from the CSRC or any other PRC governmental authorities for our offering and/or list on the Nasdaq Capital Market, nor has we, any of our subsidiaries or the VIE or the VIE’s subsidiaries received any inquiry, notice, warning or sanctions regarding our planned offering from the CSRC or any other PRC governmental authorities. We believe that we are not required to obtain permission or approval from Chinese authorities to operate and issue these Class A ordinary shares to foreign investors or list on the Nasdaq Capital Market based on the PRC laws, regulations and rules currently in effect.   There is also the possibility that we may not be able to obtain or maintain such approval or that we inadvertently concluded that such approval was not required. Any failure of us to fully comply with new regulatory requirements may significantly limit or completely hinder our ability to continue to offer our ordinary shares, cause significant disruption to our business operations, and severely damage our reputation, which would materially and adversely affect our financial condition and results of operations and cause our ordinary shares to significantly decline in value or become worthless.

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

Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and four conventions implemented as of June 11, 2008, December 20, 2010, December 29, 2015 and December 6, 2019, such withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC enterprise. Under the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued in February 2009 by the STA, the taxpayer needs to satisfy certain conditions to enjoy the benefits under a tax treaty. These conditions include: (i) the taxpayer must be the beneficial owner of the relevant dividends, and (ii) the corporate shareholder to receive dividends from the PRC Subsidiary must have met the direct ownership thresholds during the 12 consecutive months preceding the receipt of the dividends. However, if the main purpose of an offshore arrangement is to obtain a preferential tax treatment, the PRC tax authorities have the discretion to adjust the preferential tax rate enjoyed by the relevant offshore entity. Further, the STA promulgated the Notice on How to Understand and Recognize the “Beneficial Owner” in Tax Treaties in 2009, which limits the “beneficial owner” to individuals, enterprises or other organizations normally engaged in substantive operations, and sets forth certain detailed factors in determining “beneficial owner” status; and based on the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued on February 3, 2018, and effective on April 1, 2018, that the business activities conducted by the applicant do not constitute substantive business activities is one of the factors which are not conductive to the determination of an applicant’s status as a “beneficial owner”.

In addition, the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, or STA Public Notice No.60, which became effective in August 2015, require non-resident enterprises to determine whether they are qualified to enjoy the preferential tax treatment under the tax treaties and file relevant report and materials with the tax authorities. In October 2019, the State Taxation Administration (STA) issued the Announcement of the STA on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits (STA Public Notice No.35), which took effect on January 1, 2020, while STA Public Notice No.60 will be abolished at the same time. STA Public Notice No.35 stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. There are also other conditions for enjoying the reduced withholding tax rate according to other relevant tax rules and regulations. As of March 31, 2026, 2025 and 2024, we did not record any withholding tax on the retained earnings of our subsidiaries in the PRC, as our PRC subsidiaries have sustained recurring losses and, therefore, no earnings are available for distribution. Furthermore, under the applicable PRC tax laws, any future profits generated will first be required to offset prior years’ accumulated losses before any amount becomes distributable. Should our tax policy change to allow for offshore distribution of our earnings, we would be subject to a significant withholding tax. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant tax authority or we will be able to complete the necessary filings with the relevant tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to dividends to be paid by our PRC Subsidiary to UTime HK, our Hong Kong subsidiary.

Our Class A ordinary shares may be delisted under the HFCA Act if the PCAOB is unable to adequately inspect audit documentation located in China. The delisting of our Class A ordinary shares, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct adequate inspections deprives our investors with the benefits of such inspections. Furthermore, on June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, and on December 29, 2022, a legislation entitled “Consolidated Appropriations Act, 2023” (the “Consolidated Appropriations Act”) was signed into law by President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act and amended the Holding Foreign Companies Accountable Act by reducing the period of time for foreign companies to comply with PCAOB audits to two consecutive years, instead of three, thus reducing the time period before our securities may be prohibited from trading or delisted.

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

On August 26, 2022, the PCAOB announced that it had signed the Statement of Protocol with the CSRC and the MOFCOM. The terms of the Statement of Protocol would grant the PCAOB complete access to audit work papers and other information so that it may inspect and investigate PCAOB-registered accounting firms headquartered in mainland China and Hong Kong. On December 15, 2022, the PCAOB determined that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination.

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

However, majority of the audit workpapers for our company and the VIE’s operations are located in China, and following the PCAOB’s December 15, 2022 determination that it was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong, the PCAOB has resumed regular inspections of such firms. However, there is no assurance that it may not later be determined that the PCAOB is unable to inspect or investigate our auditor completely, and investors may be deprived of the benefits of such inspection. Any audit reports not issued by auditors that are completely inspected by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating our auditor’ audits and their quality control procedures, could result in a lack of assurance that our financial statements and disclosures are adequate and accurate, then such lack of inspection could cause our securities to be delisted from the stock exchange.

Whether the PCAOB will continue to be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending March 31, 2026 which is due by July 31, 2026, or at all, is subject to substantial uncertainty and depends on a number of factors out of our and our auditor’s control. If our shares are prohibited from trading in the United States, there is no certainty that we will be able to list on additional non-U.S. exchange to facilitate the trading in our securities. Such a prohibition would substantially impair your ability to sell or purchase our shares when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our shares. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

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

It remains unclear what the SEC’s implementation process related to the above rules will entail or what further actions the SEC, the PCAOB or Nasdaq will take to address these issues and what impact those actions will have on the companies that have significant operations in the PRC and have securities listed on a U.S. stock exchange -including a national securities exchange or over-the-counter stock market. In addition, the above amendments and any additional actions, proceedings, or new rules resulting from these efforts to increase U.S. regulatory access to audit information could create some uncertainty for investors, the market price of our Class A Ordinary Shares could be adversely affected, and we could be delisted if we and our auditor are unable to meet the PCAOB inspection requirement or being required to engage a new audit firm, which would require significant expense and management time.

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

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially most of our operations in China and substantially most of our assets are located in China. In addition, most of our senior executive officers and directors, including Mr. Minfei Bao, Mr. Hengcong Qiu, Mr. Xiaoqian Jia, Mr. Hailin Xie and Mr. Yanzhi Wang are PRC nationals and reside within China for a significant portion of the time. As a result, it may be difficult for you to effect service of process upon us or those persons inside mainland China. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors who reside and whose assets are located outside the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the United States or any state.

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

Our PRC legal counsel, Guizhou Rongcan Law Firm, has advised us of their understanding that (i) the Article 177 is applicable in the limited circumstances related to direct investigation or evidence collection conducted by overseas authorities within the territory of the PRC (in such case, the foregoing activities are required to be conducted through collaboration with or by obtaining prior consent of competent Chinese authorities); (ii) from the view of the internal logical relations of the Article 177, it seems that the Article 177 does not limit or prohibit the Company, as a company duly incorporated in Cayman Islands and to be listed on Nasdaq, from providing the required documents or information to Nasdaq or the SEC pursuant to applicable Listing Rules and U.S. securities laws; and (iii) as the Article 177 is relatively new and there is no implementing rules or regulations which have been published regarding application of the Article 177, it remains unclear how the law will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As of the date hereof, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.   However, we cannot assure you that relevant PRC government agencies, including the securities regulatory authority of the PRC State Council, would reach the same conclusion as we do. As such, there are uncertainties as to the procedures and time requirement for the U.S. regulators to bring about investigations and evidence collection within the territory of the PRC.

Our principal business operation is conducted in the PRC. In the event that the U.S. regulators carry out investigation on us and there is a need to conduct investigation or collect evidence within the territory of the PRC, the U.S. regulators may not be able to carry out such investigation or evidence collection directly in the PRC under the PRC laws. The U.S. regulators may consider cross-border cooperation with securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or regulatory cooperation mechanism established with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. regulators could succeed in establishing such cross-border cooperation in a specific case or could establish the cooperation in a timely manner. If U.S. regulators are unable to conduct such investigations, such U.S. regulators may determine to suspend and ultimately delist our Class A ordinary shares from the Nasdaq Capital Market or choose to suspend or de-register our SEC registration.

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

In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from MOFCOM or its local counterparts may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. It is unclear whether our business would be deemed to be in an industry that raises “national defense and security” or “national security” concerns. However, MOFCOM or other government agencies may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in China, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. There is no assurance that, if we plan to make an acquisition, we can obtain such approval from the MOFCOM or any other relevant PRC governmental authorities for our mergers and acquisitions, and if we fail to obtain those approvals, we may be required to suspend our acquisition and be subject to penalties. Any uncertainties regarding such approval requirements could have a material adverse effect on our business, results of operations and corporate structure. Any action by the PRC government to exert more oversight and control over foreign investment in China-based companies could result in a material change in our operation, cause the value of our ordinary shares to significantly decline or become worthless, and significantly limit, or completely hinder our ability to continue to offer our Class A ordinary shares to investors.

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

In addition, the State Taxation Administration, or the STA, has issued certain circulars concerning employee share options and restricted shares. Under these circulars, our employees working in China who exercise share options or are granted restricted shares will be subject to PRC individual income tax. Our PRC subsidiary has obligations to file documents related to employee share options or restricted shares with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or we fail to withhold their income taxes according to relevant laws and regulations, we may face sanctions imposed by the tax authorities or other PRC government authorities.

If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Taxation Administration, or STA, issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as STA Circular 82, which has been revised by the Decision of the State Taxation Administration on Issuing the Lists of Invalid and Abolished Tax Departmental Rules and Taxation Normative Documents on December 29, 2017 and by the Decision of the State Council on Cancellation and Delegation of a Batch of Administrative Examination and Approval Items on November 8, 2013. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to STA Circular 82, the STA issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or STA Bulletin 45, effective 2011, to provide more guidance on the implementation of STA Circular 82. STA Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities’ procedures.

According to STA Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC. Although STA Circular 82 and STA Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the STA’s general position on how the term “de facto management body” could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the STA issued the Announcement of the State Taxation Administration on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of STA Circular 82. This bulletin further provides that, among other things, an entity that is classified as a “resident enterprise” in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a “resident enterprise,” any dividend, profit and other equity investment gain shall be taxed in accordance with the enterprise income tax law and its implementing rules.

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

On December 10, 2009, STA issued the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or STA Circular 698, with retroactive effect from January 1, 2008. Pursuant to the STA Circular 698, where a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and such overseas holding company is located in a tax jurisdiction that: (i) has an effective tax rate less than 12.5% or (ii) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, shall report to the competent tax authority of the PRC resident enterprise this Indirect Transfer.

On February 3, 2015, the STA issued the Announcement of the State Taxation Administration on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or STA Bulletin 7. STA Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under former STA Circular 698 (which was repealed by the Announcement of the State Taxation Administration on Matters Concerning Withholding of Income Tax of Non-resident Enterprises at Source by STA). STA Bulletin 7 extends its tax jurisdiction to not only Indirect Transfers set forth under former STA Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, STA Bulletin 7 provides clearer criteria than former STA Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity of a same listed foreign enterprise by a non-resident enterprise through a public securities market. STA Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes. However, according to the aforesaid safe harbor rule, the PRC tax would not be applicable to the transfer by any non-resident enterprise of our ordinary shares acquired and sold on public securities markets.

On October 17, 2017, STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37, which, among others, repealed the Circular 698 on December 1, 2017. STA Bulletin 37 further details and clarifies the tax withholding methods in respect of income of non-resident enterprises under Circular 698. And certain rules stipulated in STA Bulletin 7 are replaced by STA Bulletin 37. Where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the Enterprise Income Tax Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority; however, if the non-resident enterprise voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. Our company may be subject to withholding obligations if our company is transferee in such transactions, under STA Bulletin 37 and STA Bulletin 7. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC Subsidiary may be required to expend valuable resources to comply with STA Bulletin 37 and STA Bulletin 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company should not be taxed under these circulars, which may have an adverse effect on our financial condition and results of operations.

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

Numerous regulations, guidelines and other measures are expected to be adopted under the umbrella of or in addition to the Cybersecurity Law and Data Security Law. Effective measures, such as promoting the construction of relevant regulatory systems will be taken to deal with the risks and incidents of China-concept overseas listed companies, and cybersecurity and data privacy protection requirements and similar matters. On July 10, 2021, the CAC issued a revised draft of the Measures for Cybersecurity Review for public comments. Further, on December 28, 2021, thirteen PRC regulatory agencies, namely, the CAC, the NDRC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security, the Ministry of Finance, MOFCOM, SAMR, CSRC, the People’s Bank of China, the National Radio and Television Administration, National Administration of State Secrets Protection and the National Cryptography Administration, jointly adopted and published the Measures for Cybersecurity Review (2021), which became effective on February 15, 2022. The Measures for Cybersecurity Review (2021) authorized the relevant government authorities to conduct cybersecurity review on a range of activities that affect or may affect national security, and required that, among others, in addition to “operator of critical information infrastructure” any “operator of network platform” holding personal information of more than one million users which seeks to list in a foreign stock exchange should also be subject to cybersecurity review, and further elaborated the factors to be considered when assessing the national security risks of the relevant activities. On November 14, 2021, the CAC released the Regulations on Network Data Security (draft for public comments), or the draft Regulations on Network Data Security, which reiterates that data processors that process the personal information of more than one million users listing in a foreign country should apply for a cybersecurity review. On September 24, 2024, the State Council promulgated the Management Regulations on Network Data Security (the “Network Data Security Regulations”), which took effect on January 1, 2025. We do not believe the VIE or the VIE’s subsidiaries are among the “operator of critical information infrastructure,” “data processor” carrying out data processing activities that affect or may affect national security, or “operator of network platform” holding personal information of more than one million users as mentioned above, however, the interpretation and implementation of the Network Data Security Regulations remain subject to further clarification by the relevant PRC governmental authorities.

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

Our VIE and UTime GZ have received various financial subsidies from PRC local government authorities. The financial subsidies result from discretionary incentives and policies adopted by PRC local government authorities. Meanwhile, to promote our productions and operations, our VIE and UTime GZ built cooperative relations with government authorities, based on which financial subsidies and a series of other governmental supports are provided for the purpose of facilitation of more tax payment to the local tax authorities. In order to attract investment, the Management Committee of Guizhou Xinpu Economic Development Zone offers preferential policies to UTime GZ, the PRC Subsidiary of our VIE, to establish its operations in Xinpu Economic Development Zone. As of the date of this annual report, UTime GZ has received subsidies of approximately RMB1.9 million (US$0.3 million) in the form of amortized equipment subsidies during the year ended June 30, 2026 and the Small and Medium-sized Enterprise Digital Transformation Project Grant. However, local governments may decide to change, withdraw or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

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

Risks Related to Our Ordinary Shares

The trading prices of our Class A ordinary shares are likely to be volatile, which could result in substantial losses to investors.

The market price of the Class A ordinary shares on Nasdaq may fluctuate as a result of several factors, including the following:

●	volatility in the mobile telecommunications and IoT industry, both in China and internationally;

●	variations in our operating results;

●	risks relating to our business and industry, including those discussed above;

●	strategic actions by us or our competitors;

●	reputational damage from accidents or other adverse events related to our company or its operations;

●	investor perception of us, the technology sector in which we operate, the investment opportunity associated with the Class A ordinary shares and our future performance;

●	addition or departure of our executive officers or directors;

●	changes in financial estimates or publication of research reports by analysts regarding our Class A ordinary shares, other comparable companies or our industry generally;

●	trading volume of our Class A ordinary shares;

●	future sales of our Class A ordinary shares by us or our shareholders;

●	domestic and international economic, legal and regulatory factors unrelated to our performance; or

●	the release or expiration of lock-up or other transfer restrictions on our outstanding Class A ordinary shares.

Furthermore, the stock markets often experience significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions or interest rate changes may cause the market price of Class A ordinary shares to decline.

Sales of a substantial number of our Class A ordinary shares in the public market by our existing shareholders could cause our share price to fall.

Sales of a substantial number of our Class A ordinary shares in the public market, or the perception that these sales might occur, could depress the market price of our Class A ordinary shares and could impair our ability to raise capital through the sale of additional equity securities. We are unable to predict the effect that sales may have on the prevailing market price of our Class A ordinary shares. Sales of Class A ordinary shares by shareholders could have a material adverse effect on the trading price of our Class A ordinary shares. The expiration of applicable contractual lock-up agreements, the registration of shares for resale under existing registration rights, or the execution of large-scale block trades by any of the principal shareholders could flood the market with liquidity, thereby exacerbating downward pressure on our share price. Even the potential announcement or anticipation of such insider divestitures can create a negative market perception, severely damaging investor confidence and disrupting the orderly trading of our securities.

We are unable to predict the timing, size, or effect that such future sales may have on the prevailing market price of our Class A ordinary shares. Sales of a meaningful volume of Class A ordinary shares by our existing shareholders could have a material and protracted adverse effect on the trading price of our Class A ordinary shares, and could cause retail and institutional investors to suffer substantial financial losses.

There are no assurance that our securities, including our Class A ordinary shares, will continue to be listed or, that we will be able to comply with the continued listing standards of Nasdaq, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

Even though our Class A ordinary shares are currently listed on the Nasdaq, we cannot assure you that we will be able to meet Nasdaq’s continued listing requirement or maintain other listing standards. If our Class A ordinary shares are delisted by Nasdaq, and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, then, we could face significant material adverse consequences, including:

●	less liquid trading market for our securities;

●	more limited market quotations for our securities;

●	determination that our Class A ordinary shares are a “penny stock” that requires brokers to adhere to more stringent rules and possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

●	more limited research coverage by stock analysts;

●	loss of reputation; and

●	more difficult and more expensive equity financings in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If our Class A ordinary shares remain listed on Nasdaq, our Class A ordinary shares will be covered securities. Although the states are preempted from regulating the sale of our securities, the federal statute does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar the sale of covered securities in a particular case. If our securities were no longer listed on Nasdaq and therefore not “covered securities,” we would be subject to regulation in each state in which we offer our securities.

Future issuance of our Class A ordinary shares could cause dilution of ownership interests and adversely affect our stock price.

We may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of our equity or convertible debt securities, the issuance of such securities could result in further dilution to our shareholders or result in downward pressure on the price of our Class A ordinary shares.

Shares eligible for future sale may depress our stock price.

As of the date of this annual report, we had 26,276,331 Class A ordinary shares outstanding. All of the Class A ordinary shares held by affiliates are restricted or control securities under Rule 144 promulgated under the Securities Act. Sales of Class A ordinary shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of the Class A ordinary shares and could impair our ability to raise additional capital through the sale of equity securities.

We may issue preference shares to investor that grant them superior rights than holders of our Class A ordinary shares without obtaining shareholder approval.

Our amended and restated memorandum and articles of association authorize our board of directors to issue one or more series of preference shares and set the terms of the preference shares without seeking any further approval from our shareholders. Any preference shares that are issued may rank ahead of our Class A ordinary shares, in terms of dividends, liquidation rights and voting rights.

If securities or industry analysts do not publish or cease publishing research reports about us, if they adversely change their recommendations regarding our Class A ordinary shares or if our operating results do not meet their expectations, the price of our Class A ordinary shares could decline.

The trading market for our Class A ordinary shares will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Securities and industry analysts currently publish limited research on us. If there is limited or no securities or industry analyst coverage of our company, the market price and trading volume of our Class A ordinary shares would likely be negatively impacted. Moreover, if any of the analysts who may cover us downgrade our Class A ordinary shares, provide more favorable relative recommendations about our competitors or if our operating results or prospects do not meet their expectations, the market price of our Class A ordinary shares could decline. If any of the analysts who may cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

As a foreign private issuer, we are subject to different U.S. securities laws and Nasdaq governance standards than domestic U.S. issuers. This may afford less protection to holders of our Class A ordinary shares, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

As a foreign private issuer, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we intend to report semi-annual financial results and report certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence and our semi-annual or other reports may contain less information than required for domestic issuers. In addition, we are exempt from the SEC’s proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from the short-swing profit recovery provisions of Section 16(b) of the Exchange Act means that our shareholders will not have the same protections or recoupment rights regarding insider trading profits as shareholders of domestic U.S. companies. Furthermore, while our directors and executive officers are required to file beneficial ownership reports under Section 16(a) pursuant to recent regulatory changes, certain other domestic exemptions, such as those applicable to 10% beneficial owners of foreign private issuers, may still limit the volume of real-time insider trading data available to you. As a result, you may not have all the data that you are accustomed to having when making investment decisions with respect to U.S. public companies.

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

As an “emerging growth company” under the JOBS Act, we are allowed to postpone the date by which we must comply with some of the laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC, which could undermine investor confidence in our company and adversely affect the market price of our Class A ordinary shares.

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

We have taken and intend to continue to take advantage of certain of these exemptions until we are no longer an “emerging growth company.” We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

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

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

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

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC, see “Taxation - Material U.S. Federal Income Tax Considerations - Passive Foreign Investment Company.”

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

On August 2, 2023, the Company closed its subsidiary in India, UTime India.

On August 28, 2023, the Company announced a change of trading symbol for its ordinary shares from “UTME” to “WTO,” which became effective on September 5, 2023.

On November 15, 2023, the Company entered into a securities purchase agreement with certain non-U.S. persons, pursuant to which the Company agreed to sell an aggregate of 373,846,160 units, each of which consists of one ordinary share and a warrant to purchase three ordinary shares with an initial exercise price of $0.33, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $48.6 million. This transaction closed on March 18, 2024 after the Company obtained its shareholders’ approval at its 2023 extraordinary general meeting and the satisfaction of all other closing conditions.

On December 19, 2023, the Company, through its 2023 extraordinary general meeting, approved a share consolidation of the Company’s ordinary shares at a ratio of one-for-twenty-five, and increased its authorized share capital from US$15,000 to US$100,000, consisting of 990,000,000 ordinary Shares of a par value of US$0.0001 each and 10,000,000 preference shares of a par value of US$0.0001 each.

On February 27, 2024, the Company established a subsidiary, Changsha UTime Business Management Co., Ltd. (“Changsha UTime”), in China. Changsha UTime is a wholly owned subsidiary of Shenzhen UTime Technology Consulting Co., Ltd. On October 14, 2025, the Company announced it discontinued Changsha Utime Business Management Co., Ltd., effective immediately.

On August 28, 2024, through an extraordinary meeting, the Company approved a share consolidation, of the Company’s ordinary shares at a ratio of one-for-twenty-five such that each twenty-five ordinary shares of the Company shall be combined into one ordinary share of the Company. The Company’s authorized share capital was also increased from US$100,000 to US$1,000,000, divided into 10,000,000,000 shares of a par value of US$0.0001 each, comprising of (i) 9,990,000,000 Ordinary Shares of a par value of US$0.0001 each and (ii) 10,000,000 Preference Shares of a par value of US$0.0001 each.

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

On March 12, 2025, through an extraordinary general meeting, the Company approved three resolutions: 1) an amendment to the Company’s share capital structure, consolidating shares on a 10-for-1 basis and reclassifying the authorized capital into 900 million Class A Ordinary Shares and 100 million Class B Ordinary Shares, each with a par value of $0.001, and all 3,604,013 issued and outstanding Consolidated Ordinary Shares be re-designated as Class A Shares; 895,395,987 authorized but unissued Consolidated Ordinary Shares be re-designated as Class A Shares; 100,000,000 authorized but unissued Consolidated Ordinary Shares be re-designated as Class B Shares; and each authorized but unissued Consolidated Preference Share be re-designated as a Class A Share; 2) a reduction in the quorum requirement for general meetings from a majority of shares present to one-third; 3) the adoption of an amended and restated memorandum and articles of association to reflect these changes.

On November 21, 2025, the Company effected a 100-for-1 share consolidation of its Class A ordinary shares; on February 17, 2026, the Company effected a 1-for-5 share consolidation of its Class A ordinary shares; and on June 22, 2026, the Company effected a 1-for -10 reverse split of its Class A ordinary shares. All share and per share information presented for all periods has been retrospectively adjusted to reflect both share consolidation events.

On October 14, 2025, the Company announced it would cease operations of the following subsidiaries, effective immediately: Changsha Utime Business Management Co., Ltd., WTO New York Inc. and UT (HK) International Technology Co. Limited. The Company determined that it was in its best interests to cease operations in such entities. As a result, the Company confirms that it has divested those entities from the UTime corporate group, and their future activities, assets and liabilities will no longer be affiliated with or attributable to UTime Limited or any of its consolidated entities. The divestiture process has been initiated and is currently in progress. UTime remains committed to focusing on its core businesses and strategic priorities.

On July 1, 2026, the Company announced a change of trading symbol for its Class A ordinary shares from “WTO” to “FXHO,” which became effective on July 2, 2026.

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

* On October 14, 2025, the Company announced it ceased operation of Changsha Utime Business Management Co., Ltd., WTO New York Inc., and UT (HK) International Technology Co Limited effective immediately.

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

We are mainly engaged in the design, development, production, sales and brand operation of mobile phones, accessories and related consumer electronics. We also provide Electronics Manufacturing Services (“EMS”), including Original Equipment Manufacturer (“OEM”), which we manufacture products solely pursuant to customers’ orders, and Original Design Manufacturer (“ODM”) services, which we not only manufacture but also design products based on clients’ demand, for well-known brands, such as TCL Communication Technology Holdings, Ltd., a subsidiary of TCL Corporation, Swagtek Inc., Shanghai Sunvov Communications Technology Co., Ltd. and T2Mobile  International Limited. Our operations are based in China but most of our products are sold overseas, including India, Brazil, the United States, and other emerging markets countries in South Asia, Africa and Europe. We have two in-house brands, “UTime,” which is our middle-to-high end label and targets middle class consumers from emerging markets; and “Do,” our low- to mid-end brand, which is positioned to target grassroots consumers and price-sensitive consumers in emerging markets. Our prime end user groups are segmented into regions like South America, South Asia, Southeast Asia and Africa.

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

On March 13, 2026, the Company entered into a non-binding LOI to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform. The proposed transaction is valued at up to $80 million, which is expected to be structured through a combination of $64 million in the Company’s ordinary shares or convertible preferred shares and $16 million in cash consideration. On May 11, 2026, the Company provided an update that the financial, legal and operational due diligence relating to the proposed transaction was progressing in an orderly manner, and the parties were actively evaluating business integration and technology infrastructure opportunities. The proposed transaction remains subject to the completion of satisfactory due diligence, the negotiation and execution of definitive agreements, the satisfaction of customary closing conditions, and applicable regulatory approvals. As of the date of this annual report, the LOI remains non-binding, and there can be no assurance that a definitive agreement will be executed or that the proposed transaction will be consummated on the terms described, or at all.

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

We expect the smartphone manufacturing industry - especially in China - to continue growing in value, fueled by the expanding adoption of 5G devices and related upgrades. The proliferation of 5G is encouraging users to upgrade to new models, which drives higher-priced device sales even as unit volumes only gradually increase.

Tablets and wearable devices, especially smart watches, are the next high-potential markets that we believe offer great opportunities. Meanwhile, wearable devices - including smartwatches and wireless earbuds (-have sustained robust growth. We believe further 5G implementation will boost demand for tablets and smart accessories even more, by enabling better connectivity and new use cases in both developed and emerging markets. In short, the industry is in a transitional period and product performance continues to evolve rapidly, creating new orders for tablets and smart wearables across global markets.

We believe that the industry is in a transitional period and product performance continues to evolve.

The strong consumer demand for new devices - triggered by continuous technology upgrades and feature innovations - has driven the mobile phone industry to achieve a high penetration rate worldwide. However, as the industry matures and the transition from 4G to 5G progresses, we anticipate that the overall growth rate will slow down due to product homogenization and market saturation. At the same time, we expect the growing 5G momentum to gradually re-energize the market. Manufacturers are now placing more emphasis on higher quality, premium products to spur sales, which may also encourage users to replace their phones more frequently. Notably, the premium segment of smartphones (flagship devices) has been growing - premium devices now account for over 20% of global smartphone sales, aided by aggressive trade-in offers and financing plans that make upgrades easier for consumers. We believe this focus on innovative, high-end products - e.g. 5G (capable phones with advanced features) will help sustain user interest and shorten upgrade cycles, even as overall industry growth remains moderate.

Emerging Markets Mobile Phone Markets Overview

The market starts late and has great potential to grow.

Consumer electronics - especially mobile phones - are increasingly focused on emerging markets, where disposable incomes are rising fast and current penetration levels are far lower than in developed regions. “Emerging markets” typically refers to areas in Asia, South America, Eastern Europe, and Africa. The populations in these regions are very large, and increasing household incomes are making consumer electronics like mobile phones more affordable to more people. We believe that rapid economic development, the release of demographic dividends (in the form of accelerated economic growth and productivity gains from a young workforce), and the ongoing construction of modern communication infrastructure will drive rapid growth in mobile phone sales across emerging markets. In fact, industry projections show that the bulk of new mobile users will come from developing countries. For example, nearly 800 million new mobile internet subscribers are expected globally by 2030, with almost 40% of those coming from Asia-Pacific (led by India, Pakistan, and Indonesia) and nearly 25% coming from Sub-Saharan Africa. This underscores the vast growth potential still untapped in emerging economies.

The proportion of smartphones has increased with a stronger demand.

Currently, we observe that in many emerging markets the proportion of feature phones remains relatively high compared to smartphones - but this is changing quickly. As these markets gradually mature, the smartphone segment continues to expand rapidly, resulting in a large structural improvement in the mix of devices. The market share of smartphones in emerging regions has been rising year by year, and we anticipate a significant shift toward smartphones in the near future.

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

We have sought, and will continue to develop, our brands by delivering a superior user experience to our customers in emerging markets, such as India, Southeast Asia and Africa. We are seeking to offer an enhanced shopping experience by effectively managing our existing distribution network and upgrading our franchised stores. Our first step will be to open -direct-sell) retail stores in key and high-traffic locations in India and to establish a comprehensive sales network with our distributors. Then, we intend to replicate this pattern in other emerging markets and adjust it accordingly. As a result, we intend to increase our market share and expand our brand recognition for both “UTime” and “Do.”

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

We plan to expand and diversify our product portfolio to meet the fast-changing market. More types of consumer electronics will be added and offered to our customers. We plan to develop a range of distinctive electronic products, including triple-proof mobile phones that are water-proof, dust-proof and puncture-, shock-, pressure- and impact-proof, portable Bluetooth speakers, sunglasses with built-in speakers, tablets, and wearable devices, among others. We have developed a new product line targeting both pediatric and geriatric populations: our pediatric wearables focus on safety and location monitoring, while our geriatric wearables prioritize health monitoring, including blood pressure and blood oxygen tracking.   We also plan to invest in talent acquisition, recruiting more AI and biomedical engineers to drive innovation and maintain our competitive advantage in R&D.

Cooperation Plans

To further our innovation and market reach, we have established strategic partnerships, such as X-Cardio Corp., for collaborative AI research. Additionally, we are exploring original equipment manufacturer partnerships to optimize production costs and scale our operations effectively.

On March 13, 2026, the Company entered into a non-binding LOI to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform. The proposed transaction is valued at up to $80 million, which is expected to be structured through a combination of $64 million in the Company’s ordinary shares or convertible preferred shares and $16 million in cash consideration. On May 11, 2026, the Company provided an update that the financial, legal, and operational due diligence relating to the proposed transaction was progressing in an orderly manner, and the parties were actively evaluating business integration and technology infrastructure opportunities. The proposed transaction remains subject to the completion of satisfactory due diligence, the negotiation and execution of definitive agreements, the satisfaction of customary closing conditions, and applicable regulatory approvals. As of the date of this annual report, the LOI remains non-binding, and there can be no assurance that a definitive agreement will be executed or that the proposed transaction will be consummated on the terms described, or at all.

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

Most of our products are produced through OEM/ODM orders received from our long-term clients and sold overseas. The following charts display our product contribution for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024		2025		2026
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	105,277	61.2	47,012	18.7	19,808	2,872	10.1
Smart phone	41,348	24.0	18,577	7.4	14,829	2,150	7.6
Pad/Laptop	-	-	124,575	49.6	150,962	21,885	76.9
Others	25,531	14.8	60,833	24.3	10,786	1,563	5.5
Total	172,156	100	250,997	100	196,385	28,470	100

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

Our R&D efforts for the wearable devices are central to maintaining our competitive edge. Due to significant price increases in key raw materials such as memory chips and display panels, our R&D efforts for fiscal year 2025 will be primarily focused on wearable devices and on integrating wearables into comprehensive, end-to-end solutions.

Customers

Due to changes in the company’s product direction, the company’s sales focus shifts from feature phones and smartphones to pads/laptops in 2026. The top three customers are Zhejiang Xinghuo Technology Co., Ltd., Sichuan Wanrunchuan Supply Chain Management Co., Ltd., and Chengdu Huaheng Tiancheng Trading Co., Ltd., accounting for 20.3%, 11.3%, and 9.0% of total revenue for fiscal year ended March 31, 2026, respectively.

The majority of our selling items are the feature phones and the smartphones as mentioned above in 2025 and 2024. Our sales depend heavily on our major clients. For fiscal year 2025, TCL Communication Limited, Dr International (Hong Kong) Co. Limited, and Shenzhen Shixun Chuangxin Technology Co., Ltd. accounted for 14.7%, 12.7%, and 12.1% of our total revenue, respectively. For fiscal year 2024, Zhuohang Electronic Technology Limited, TCL Communication Limited, and Shenzhen Shixun Chuangxin Technology Co., Ltd. represented 22.0%, 14.1%, and 11.6% of our total revenue, respectively.

The following is a list of our top three customers for the fiscal year 2026:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	Zhejiang Xinghuo Technology Co., Ltd. (Renamed in June 2026 to Lishui Xinghuo Technology Co., Ltd.)	ODM	20.3%
Asia	Sichuan Wanrunchuan Supply Chain Management Co., Ltd.	ODM	11.3%
Asia	Chengdu Huaheng Tiancheng Trading Co., Ltd.	ODM	9.0%

The following is a list of our top three customers for the fiscal year 2025:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	TCL Communication Limited	ODM	14.7%
Asia	Dr International(Hong Kong) Co.Limited	ODM	12.7%
Asia	Shenzhen Shixun Chuangxin Technology Co.,Ltd	ODM	12.1%

The following is a list of our top three customers for the fiscal year 2024:

Country/Area	Customer	Brand	Percentage of total revenue
Asia	Zhuohang electronic technology Limited	ODM	22.0%
Asia	TCL Communication Limited	ODM	14.1%
Asia	Shenzhen Shixun Chuangxin Technology Co.,Ltd	ODM	11.6%

Customer Services

To meet the requirements of our OEM and ODM customers, we support customized services for them. We assist our customers in research and development while launching new mobile products based on our industry experience. To date, we have maintained long-term cooperation with our main customers listed above. During the one-year warranty period that we provide on our phone products, customers can have phone returned or repaired according to the actual situation.

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

Sales and Marketing

China and other markets

We directly provide OEM and ODM business for our customers in China and overseas. In order to maintain close relationships with these customers, we have built a strong marketing team consisting of 7 sales force members, including a domestic client division, overseas client division and key accounts division.   Our marketing efforts consist of product marketing and orders partner marketing. Product marketing focuses on ensuring OEM/ODM requirements related to products. Order partner marketing focuses on engaging sustainable clients, participating in telecom and technology exhibitions, as well as developing supplemental sales tools, industry trade show materials and brand awareness.

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

Mexico

We have started to develop Mexico market as part of a broader corporate strategic shift, in connection with which we have decided to shift our emerging markets from India to Mexico. As a result, we have acquired two local companies in Mexico during the fiscal year 2022 and started business with local telecom carriers through ODM/OEM orders in August 2022. We are in the process of obtaining vendor certificates with these telecom carriers and plan to sell products through these carriers with our own brand “UTime” and “Do.”

Africa

We entered the African market through ODM orders, including smartphones and feature phones, in 2018. Our African team contains two account managers, a product manager and two marketing specialists, because having a local distribution network is our main focus in the African market.

Seasonality

Our business has historically been subject to seasonal fluctuations, which may be caused by product launches and various promotional events hosted by us and our distributors. Although we have generally experienced higher sales during the fourth quarter since we usually launch new products during the fourth quarter of the calendar years, this pattern does not repeat itself every year. We typically experience our lowest sales volume in the first quarter of each year.

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

As of the date of this annual report, we had obtained 26 patents and 43 registered software copyrights, registered 19 trademarks inside and outside of China.

Patents. We had 26 registered patents in China, which cover technologies for PCAB processing, Industrial Design and testing process. All registered patents in China are currently registered under the name of UTime SZ owning 22 UTime NN owning 4. Among them, 21 registered patents were granted as utility model patents, and 5 registered patents were granted as invention patents.

Software copyrights. We maintain a portfolio of copyright-protected software. We had 43 registered software copyrights in China.

Trademarks. We hold the trademark UTime® registered in 11 countries.

Domain names. We had 11 registered domain names in China, including 6 global domain names.

In addition to the foregoing protections, we generally control access to and use of our proprietary and other confidential information through the use of internal and external controls, such as use of confidentiality agreement with our employees and outside consultants.

Employees

As of the date of this annual report, we had 34 full-time employees and nil part-time employees.   Our employees are not represented by a labor organization or covered by a collective bargaining agreement. We believe we maintain good relationships with our employees. The table below sets forth the breakdown of our employees by function as of the date of this annual report:

Function	Number of Employees	% of Total
Administration and Human Resources	3	8.8%
Finance and Accounting	6	17.6%
Production	4	11.8%
Procurement	2	5.9%
Sales and Marketing	6	17.6%
Research and Development	6	17.6%
Quality Control	4	11.8%
Project and Scheduling	3	8.9%
Total	34	100%

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

On December 27, 2021, the NDRC and the MOFCOM promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (Edition 2021), or the Negative List (Edition 2021), which came into effect on January 1, 2022. On September 6, 2024, the NDRC and the MOFCOM promulgated the Special Administrative Measures for Foreign Investment Access (Negative List) (2024 Edition), or the Negative List (2024 Edition), which replaced the Negative List (Edition 2021) and came into effect on November 1, 2024. Pursuant to the Negative List (2024 Edition), any industry that is not listed in any of the restricted or prohibited categories is classified as a permitted industry for foreign investment. Establishment of wholly foreign-owned enterprises is generally allowed for industries outside of the Negative List. For the restricted industries within the Negative List, some are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority interests in such joint ventures. In addition, restricted category projects are subject to higher-level government approvals and certain special requirements. Foreign investors are not allowed to invest in industries in the prohibited category. Industries not listed in the Negative List are generally open to foreign investment unless specifically restricted by other PRC regulations.

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

According to the Foreign Investment Law, the State Council will publish or approve to publish the “negative list” for special administrative measures concerning foreign investment. The Foreign Investment Law grants national treatment to foreign-invested entities, or FIEs, except for those FIEs that operate in industries deemed to be either “restricted” or “prohibited” in the “negative list”. The Foreign Investment Law provides that FIEs operating in foreign restricted or prohibited industries will require market entry clearance and other approvals from relevant PRC governmental authorities. If a foreign investor is found to invest in any prohibited industry in the “negative list”, such foreign investor may be required to, among other aspects, cease its investment activities, dispose of its equity interests or assets within a prescribed time limit and have its income confiscated. If the investment activity of a foreign investor is in breach of any special administrative measure for restrictive access provided for in the “negative list”, the relevant competent department shall order the foreign investor to make corrections and take necessary measures to meet the requirements of the special administrative measure for restrictive access. On September 6, 2024, MOFCOM and NDRC jointly issued the latest version of the Negative List (2024 Edition). See “Regulations - Regulations relating to Foreign Investment - The Guidance Catalogue of Industries for Foreign Investment”.

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

On November 14, 2021, the CAC published the Regulations on Network Data Security (draft for public comments). On September 24, 2024, the State Council promulgated the Regulations on Network Data Security Management (the “Network Data Security Regulations”), which took effect on January 1, 2025. The Network Data Security Regulations provide, among other things, that data processors that process the personal information of more than one million users intends to list overseas should apply for a cybersecurity review. In addition, data processors that process important data or are listed overseas shall carry out an annual data security assessment on their own or by engaging a data security services institution, and the data security assessment report for the prior year should be submitted to the local cyberspace affairs administration department before January 31 of each year.

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

On July 7, 2022, the CAC promulgated the Outbound Data Transfer Security Assessment Measures, which became effective on September 1, 2022. According to the Outbound Data Transfer Security Assessment Measures, to provide data abroad under any of the following circumstances, a data processor shall declare security assessment for its outbound data transfer to the CAC through the local cyberspace administration at the provincial level: (i) where the data processor will provide important data abroad; (ii) where operator of critical information infrastructure or the data processor processing the personal information of more than one million individuals will provide personal information abroad; (iii) where the data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals in total abroad since January 1 of the previous year, will provide personal information abroad; and (iv) other circumstances where the security assessment is required as prescribed by the CAC. Prior to declaring security assessment for outbound data transfer, the data processor shall conduct self-assessment on the risks of the outbound data transfer. For outbound data transfers that have been carried out before the effectiveness of the Outbound Data Transfer Security Assessment Measures, if it is not in compliance with these measures, rectification shall be completed within six months starting from September 1, 2022. On March 22, 2024, the CAC promulgated the Provisions on Promoting and Regulating Cross-border Data Flows, which took effect on the same day and relaxed certain of the foregoing requirements. Under these Provisions, a data processor (other than a critical information infrastructure operator) that cumulatively provides abroad, since January 1 of the relevant year, non-sensitive personal information of fewer than 100,000 individuals is exempt from the security assessment, standard contract and personal information protection certification requirements; the provision abroad of non-sensitive personal information of between 100,000 and one million individuals, or of sensitive personal information of fewer than 10,000 individuals, requires a standard contract or personal information protection certification; and the provision abroad of non-sensitive personal information of more than one million individuals, of sensitive personal information of more than 10,000 individuals, or of any important data, requires a security assessment organized by the CAC. The Provisions also extend the validity period of a data export security assessment from two years to three years.

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

As of the date of this annual report, we had 26 patents granted in China.

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

As of the date of this annual report, we had registered 11 domain names.

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

The PRC EIT Law and its implementation rules, which was promulgated on December 6, 2007 and took effect on January 1, 2008 and partly amended on April 23, 2019 and became effective on the same date, permit certain “high and new technology enterprises strongly supported by the state” that independently own core intellectual property and meet statutory criteria, to enjoy a reduced 15% enterprise income tax rate. On January 29, 2016, the State Administration for Taxation, or STA, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises specifying the criteria and procedures for the certification of High and New Technology Enterprises, and the certificate of a high and new technology enterprise, is valid for three years.

Pursuant to Circular of the State Taxation Administration on Printing and Distributing the Implementing Measures for Special Tax Adjustments (for Trial Implementation), effective on January 1, 2008, enterprises shall adopt a reasonable transfer pricing method when conducting transactions with their affiliates. Tax authorities have the power to assess whether related transactions conform to the principle of equity and make adjustments accordingly. Therefore, the invested enterprise should faithfully report relevant information of its related transactions. Pursuant to the Announcement of the State Taxation Administration on Issuing the Administrative Measures for Special Tax Adjustment and Investigation and Mutual Consultation Procedures, effective on May 1, 2017, an enterprise may adjust and pay taxes at its own discretion when it receives a special tax adjustment risk warning or identifies its own special tax adjustment risks, and the tax authorities may also carry out special tax investigation and adjustment in accordance with the relevant provisions in regard to enterprises that adjust and pay taxes at their own discretion.

In January 2009, the STA promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, or the Non-resident Enterprises Measures, which was repealed by Announcement of the State Taxation Administration on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises in December 2017. According to the new announcement, it shall apply to handling of matters relating to withholding at source of income tax of non-resident enterprises pursuant to the provisions of Article 37, Article 39 and Article 40 of the Enterprise Income Tax Law. According to Article 37, Article 39 of the Enterprise Income Tax Law, income tax over non-resident enterprise income pursuant to the provisions of the third paragraph of Article 3 shall be subject to withholding at the source, where the payer shall act as the withholding agent. The tax amount for each payment made or due shall be withheld by the withholding agent from the amount paid or payable. Where a withholding agent fails to withhold tax or perform tax withholding obligations pursuant to the provisions of Article 37, the taxpayer shall pay tax at the place where the income is derived. Where the taxpayer fails to pay tax pursuant to law, the tax authorities may demand payment of the tax amount payable, from a payer of the taxpayer with payable tax amounts from other taxable income items in China.

On April 30, 2009, the MOFCOM and the STA jointly issued the Circular on Issues Concerning Treatment of Enterprise Income Tax in Enterprise Restructuring Business, or Circular 59, which became effective retroactively as of January 1, 2008 and was partially revised on January 1, 2014. By promulgating and implementing this circular, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a Non-resident Enterprise.

On February 3, 2015, the STA issued the Announcement of the State Taxation Administration on Several Issues Relating to Enterprise Income Tax of Transfers of Assets between Non-resident Enterprises, or STA Bulletin 7, which was partially abolished on December 29, 2017. STA Bulletin 7 extends its tax jurisdiction to transactions involving transfer of immovable property in China and assets held under the establishment, and placement in China, of a foreign company through the offshore transfer of a foreign intermediate holding company. STA Bulletin 7 also addresses transfer of the equity interest in a foreign intermediate holding company broadly. In addition, STA Bulletin 7 introduces safe harbor scenarios applicable to internal group restructurings. However, it also brings challenges to both the foreign transferor and transferee of the Indirect Transfer as they have to assess whether the transaction should be subject to PRC tax and to file or withhold the PRC tax accordingly.

On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37, which came into effect on December 1, 2017 and was revised on June 15, 2018. The STA Bulletin 37 further clarifies the practice and procedure of withholding of non-resident enterprise income tax.

If non-resident investors were involved in our private equity financing, if such transactions were determined by the tax authorities to lack reasonable commercial purpose, we and our non-resident investors may be at risk of being required to file a return and be taxed under STA Bulletin 7 and we may be required to expend valuable resources to comply with STA Bulletin 7 or to establish that we should not be held liable for any obligations under STA Bulletin 7.

PRC Value Added Tax

On December 25, 2024, the Standing Committee of the National People’s Congress promulgated the Value-Added Tax Law of the PRC (the “VAT Law”), which took effect on January 1, 2026 and replaced the Interim Regulations on Value-added Tax. Under the VAT Law, all taxpayers selling goods, services or intangible assets, or importing goods, within the PRC shall pay value-added tax. The VAT Law maintains a three-tier rate structure, under which a standard rate of 13% generally applies to the sale or import of goods and to processing, repair and replacement services, with reduced rates of 9% and 6% applicable to specified categories of services and transactions, and a zero rate applicable to exported goods unless otherwise stipulated.

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

On May 24, 2013, the MOFCOM and the STA issued the Circular on Tax Policies in the Nationwide Pilot Collection of Value Added Tax in Lieu of Business Tax in the Transportation Industry and Certain Modern Services Industries, or the Pilot Collection Circular. The scope of certain modern services industries under the Pilot Collection Circular extends to the inclusion of radio and television services.

On March 23, 2016, the MOFCOM and the STA jointly issued the Circular on the Pilot Program for Overall Implementation of the Collection of Value Added Tax Instead of Business Tax, or Circular 36, which took effect on May 1, 2016. Pursuant to the Circular 36, all of the companies operating in construction, real estate, finance, modern service or other sectors which were required to pay business tax are required to pay VAT, in lieu of business tax. The VAT rate is 6%, except for rate of 11% for real estate sale, land use right transferring and providing service of transportation, postal sector, basic telecommunications, construction, real estate lease; rate of 17% for providing lease service of tangible property; and rate of zero for specific cross-bond activities.

At the State Council executive meeting on March 28, 2018, China’s State Council has announced the VAT rate on manufacturing is to be cut by one percent to 16% which took effect on May 1, 2018. On April 4, 2018, the Ministry of Finance and the STA promulgated the Notice on Adjusting Value-added Tax Rates, which reduced the tax rates for sale, import and export of goods, as well as the deduction rate for taxpayer’s purchaser of agricultural products. According to the Announcement on Relevant Policies for Deepening the Value-Added Tax Reform, which is jointly issued by Ministry of Finance, STA and the General Administration of Customs on March 20, 2019 and took effect on April 1, 2019, The tax rate of 16% applicable to the VAT taxable sale or import of goods by a general VAT taxpayer shall be adjusted to 13%.

According to the Circular of the STA on Printing and Distributing the Administrative Measures for Tax Refund (Exemption) for Exported Goods (for Trial Implementation), effective on May 1, 2005, unless otherwise provided by law, for the goods as exported via an export agency, the exporter may, after the export declaration and the conclusion of financial settlement for sales, file a report to competent State Taxation Bureau for the approval of refund or exemption of VAT or consumption tax on the strength or the relevant certificates.

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

Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement came into effect on December 8, 2006, and other applicable PRC laws and regulations, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws and regulations, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. According to the Announcement of the STA on Issuing the Measures for the Administration of Non-resident Taxpayers’ Enjoyment of Treaty Benefits effective on January 1, 2020, non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers who have self-assessed that they are eligible for the treaty benefits can claim such tax treaty benefits accordingly provided that they have collected and retained relevant supporting documents for inspection by the tax authorities in their post-filing administration process. Pursuant to the Announcement on Certain Issues with Respect to the “Beneficial Owner” in Tax Treaties, issued by the STA on February 3, 2018, and effective on April 1, 2018, when determining an applicant’s “beneficial owner” status regarding tax treatments in connection with dividends, interests or royalties in tax treaties, several factors set forth below will be taken into account, although the actual analysis will be fact-specific: (i) whether the applicant is obligated to pay more than 50% of his or her income in 12 months to residents in a third country or region; (ii) whether the business operated by the applicant constitutes a substantial business operation; and (iii) whether the counterparty country or region to the tax treaties does not levy any tax or grant tax exemption on relevant incomes or levy tax at an extremely low rate. The applicant must submit relevant documents to the competent tax authorities to prove his or her “beneficial owner” status. Although our WFOE is currently wholly owned by UTime International Limited, we cannot assure you that we will be able to enjoy the preferential withholding tax rate of 5% under the China-HK Taxation Arrangement.

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

In addition, the STA has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

Regulations on Overseas Listings

On August 8, 2006, six PRC regulatory agencies, namely, the Ministry of Commerce, the State Assets Supervision and Administration Commission, STA, SAIC, China Securities Regulatory Commission, or the CSRC, and SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and were amended on June 22, 2009. The M&A Rules purport, among other things, to require that offshore special purpose vehicles, or SPVs, that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by SPVs seeking CSRC approval of their overseas listings. While the application of the M&A Rules remains unclear, our PRC legal counsel has advised us that based on its understanding of the current PRC laws, rules and regulations and the M&A Rules, prior approval from the CSRC is not required under the M&A Rules for the listing and trading of our ordinary shares on the NASDAQ given that (i) our PRC Subsidiary was directly established by us as a wholly foreign-owned enterprise, and we have not acquired any equity interest or assets of a PRC domestic company owned by PRC companies or individuals as defined under the M&A Rules that are our beneficial owners after the effective date of the M&A Rules, and (ii) no provision in the M&A Rules clearly classifies the contractual arrangements as a type of transaction subject to the M&A Rules.

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

Recent Development

On August 22, 2025, the Company closed a private placement under Regulation S pursuant to a securities purchase agreement dated August 12, 2025. The Company issued an aggregate of 80,000,000 Class A ordinary shares at a purchase price of $0.3125 per share to certain non-U.S. investors, generating gross proceeds of approximately $25 million. The net proceeds from the offering are intended to be used for working capital and other general corporate purposes.

On October 17, 2025, the Company closed a $25 million best-efforts public offering, issuing 22,727,275 units at $1.10 per unit. Each unit consists of one Class A ordinary share and one one-year warrant, exercisable at $1.10 per share via cash, cashless, or a unique “zero exercise price” option allowing up to 14 shares per warrant (subject to an aggregate maximum of 318,181,850 shares). Univest Securities, LLC acted as the sole placement agent, earning an 8.0% cash fee, a 1.0% non-accountable expense allowance, and up to $150,000 in expense reimbursements. The Company agreed to a 90-day new issuance restriction and a 120-day variable rate transaction ban, while its directors, officers, and 5% beneficial owners entered into 90-day lock-up agreements. The Company plans to use the net proceeds from the offering for general working capital and corporate purposes.

On January 20, 2026, the Company closed a private placement under Regulation S pursuant to a share purchase agreement dated January 14, 2026. The Company issued an aggregate of 4,550,000 Class A ordinary shares at a purchase price of $0.20 per share to certain investors, generating gross proceeds of $910,000 (payable in USD or USDT equivalent). Net proceeds from the offering are intended to be used for working capital and general corporate purposes.

On March 13, 2026, the Company entered into a non-binding LOI to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform. The proposed transaction is valued at up to $80 million, which is expected to be structured through a combination of $64 million in the Company’s ordinary shares or convertible preferred shares and $16 million in cash consideration. On May 11, 2026, the Company provided an update that the financial, legal, and operational due diligence relating to the proposed transaction was progressing in an orderly manner, and the parties were actively evaluating business integration and technology infrastructure opportunities. The proposed transaction remains subject to the completion of satisfactory due diligence, the negotiation and execution of definitive agreements, the satisfaction of customary closing conditions, and applicable regulatory approvals. As of the date of this annual report, the LOI remains non-binding, and there can be no assurance that a definitive agreement will be executed or that the proposed transaction will be consummated on the terms described, or at all.

On May 4, 2026, the Company closed a $1.2 million best-efforts registered direct offering, issuing 200,000 Class A ordinary shares at $1.20 per share and pre-funded warrants to purchase 800,000 Class A ordinary shares at $0.70 per warrant with an exercise price of $0.50 per share. Univest Securities, LLC acted as the sole placement agent, receiving a 6.0% cash fee plus reimbursed expenses. The Company plans to use the net proceeds from the offering for general working capital and corporate purposes.

On May 19, 2026, the Company closed a $50 million private placement offering under Regulation S, issuing 50,000,000 units at $1.00 per unit. Each unit consists of one Class A ordinary share and one warrant, which is immediately exercisable until May 18, 2031, to purchase four Class A ordinary shares at an exercise price of $1.10 per share (subject to customary adjustments). Concurrently, the Company’s officers and directors entered into 180-day lock-up agreements. The Company plans to use the net proceeds from the offering for general working capital and corporate purposes.

The following charts display our products contribution for the fiscal years ended March 31, 2024, 2025 and 2026.

The following table sets forth our revenues by type of contract and as a percentage of revenue for the fiscal years indicated (excluding revenue from discontinued operations):

	Year ended March 31,
	2024		2025		2026
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
OEM/ODM	172,156	100	250,997	100	196,385	28,470	100
In-house brand	-	-	-	-			-
Total	172,156	100	250,997	100	196,385	28,470	100

The following table sets forth our revenues by product lines and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2024		2025		2026
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	105,277	61.2	47,012	18.7	19,808	2,872	10.1
Smart phone	41,348	24.0	18,577	7.4	14,829	2,150	7.5
Pad/Laptop	-	-	124,575	49.6	150,962	21,885	76.9
Others	25,531	14.8	60,833	24.3	10,786	1,563	5.5
Total	172,156	100	250,997	100	196,385	28,470	100

The following table sets forth our revenues by geographic region and as a percentage of revenue for the fiscal years indicated:

	Year ended March 31,
	2024		2025		2026
Category	Amount	%	Amount	%	Amount		%
	RMB		RMB		RMB	US$
	(in thousands, except for percentages)
PRC	106,216	61.7	187,842	74.8	186,589	27,049	95.0
Hong Kong	-	-	36,482	14.6	2,211	321	1.1
Africa	21,478	12.5	11,278	4.5	1,514	220	0.8
The United States	15,415	9.0	3,772	1.5	1,008	146	0.5
Mexico	8,465	4.9	-	-	-
South America	14,431	8.4	-	-	-
Others	6,151	3.5	11,623	4.6	5,063	734	2.6
Total	172,156	100	250,997	100	196,385	28,470	100

Overview

The table below sets forth certain line items from our consolidated statement of comprehensive loss (income) for the fiscal years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	172,156	250,997	196,385	28,470
Costs of sales	163,286	243,913	194,417	28,185
Gross profit	8,870	7,084	1,968	285
Operating expenses	39,010	671,707	23,824	3,453
Interest expenses	3,617	3,927	5,980	867
Loss before income taxes	(33,757)	(668,550)	(27,836)	(4,035)
Income tax benefit	(171)	(59)	-	-
Net loss from continuing operations	(33,586)	(668,491)	(27,836)	(4,035)

●	For the fiscal years ended March 31, 2025 and 2026, we incurred net loss of RMB668.5 million and RMB27.8 million (US$4.0 million). The 95.84% decrease in loss was mainly attributable to a significant reduction in credit loss provisions. The Company’s allowance for credit losses decreased significantly during the year ended March 31, 2026, with a reversal of RMB 17.2 million recorded, compared to a provision of RMB 505.8 million recognized in the prior year ended March 31, 2025. The impact is approximately RMB 523.0 million year-over-year. In addition, the Company recorded a reversal of inventory write-downs of RMB 4.0 million during the current period, compared to a charge in the prior year, and did not recognize any impairment loss on long-lived assets. And the Company recognized a gain of disposal of subsidiary of RMB 7.3 million. We incurred net loss of RMB33.6 million and RMB668.5 million for the fiscal years ended March 31, 2024 and 2025, respectively. The 1890.4% increase in loss was mainly attributable to the recording of allowance for doubtful account of RMB505.8 million in accounts receivable, provision for obsolete inventories of RMB9.8 million, impairment of long-lived assets of RMB10.5 million and the share-based compensation expenses of RMB 111.0 million under our share incentive plans in fiscal year.

●	Our revenue decreased from RMB251.0 million for the year ended March 31, 2025 to RMB196.4 million (US$28.5 million) for the year ended March 31, 2026, representing a 21.8% decrease. Revenue declined year-over-year, largely reflecting the adverse impact of ongoing geopolitical disruptions on the Company’s mobile phone operations. While the Company actively expanded into the tablet and laptop markets during the year to mitigate such impact, the revenue generated from these newer product lines did not fully compensate for the shortfall in handset sales, leading to an overall decrease in total revenue. Revenue increased from RMB172.2 million for the year ended March 31, 2024 to RMB251.0 million (US$34.6 million) for the year ended March 31, 2025, representing a 46% increase, which was mainly attributable to the increase in OEM/ODM sales in China as of the result of the Sino-US trade war.

●	Operating expenses consist of selling expenses, general and administrative expenses, research and development (“R&D”) expenses and other (income) expense. Operating expenses for fiscal 2026 declined year-over-year, mainly driven by a RMB 523.0 million reduction in provisions of credit loss, a RMB 4.0 million reversal of inventory write-downs, and the absence of long-lived asset impairment charges in the current period, and a RMB 7.3 million of gain of disposal of subsidiary. The year-on-year increase in operating expense for fiscal 2025 consisted of a RMB505.8 million increase in bad debt expenses, a RMB9.8 million increase in provision for obsolete inventories, a RMB10.5 million increase in impairment of long-lived assets, and a RMB111.0 million increase in share-based compensation expenses.

●	We provided RMB0.7 million, provided RMB9.8 million and wrote off RMB 4.0 million of impairment reserve on obsolete inventory for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. We also provided allowance of RMB 0.2 million and RMB 505.8 million and reversal RMB 17.2 million on doubtful receivables for the fiscal years ended March 31, 2024, 2025 and 2026, respectively.

Comparison of the fiscal years ended March 31, 2026 and 2025

Revenue

Revenue for the year ended March 31, 2026 was RMB196.4 million (US$28.5 million), a decrease of RMB54.6 million, or 21.8%, from RMB251.0 million for the year ended March 31, 2025. The decrease was attributable to the decrease in function phone and smart phone sales.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2026 was RMB194.4 million (US$28.2 million), a decrease of RMB49.5 million, or 20.3%, from RMB243.9 million for the year ended March 31, 2025. The decrease was mainly in line with the decrease of sales.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

We provided impairment reserve of RMB 9.8 million and wrote off RMB 4.0 million on obsolete inventories, which are recorded in cost of sales for the years ended March 31, 2025 and 2026.

Gross profit

Gross profit for the year ended March 31, 2026 was RMB2.0 million (US$0.3 million), representing a decrease of RMB5.1 million, or 72.2%, from the gross profit of RMB7.1 million for the year ended March 31, 2025 as a result of factors mentioned above.

Overall gross profit margin for the fiscal year ended March 31, 2026 was 1.0%, or 1.8% lower, as compared to gross profit margin of 2.8% for the fiscal year ended March 31, 2025. The decrease was mainly attributable to increased chip prices during the year.

Operating expenses

	Year ended March 31,
	2025		2026
	RMB	US$	RMB	US$
	(in thousands)
Selling expenses	7,028	968	1,717	249
General and administrative expenses(1)	128,134	17,657	19,785	2,868
R&D related expenses(1)	9,457	1,304	5,368	778
Other (income) expenses, net	527,088	72,635	(3,046)	(442)
Total	671,707	92,564	23,824	3,453

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses decreased by RMB647.9 million, or 96.5%, from RMB672 million for the year ended March 31, 2025 to RMB23.8 million (US$3.5 million) for year ended March 31, 2026. Operating expenses for fiscal 2026 declined year-over-year, mainly driven by a RMB 523.0 million reduction in provisions of credit loss, a RMB 4.0 million reversal of inventory write-downs, and the absence of long-lived asset impairment charges in the current period, and a RMB 7.3 million of gain of disposal of subsidiary.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expenses was primarily driven by cost control measures implemented during the year, including a reduction in headcount and the elimination of non-essential trade.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office staff, rental expenses, property management and utilities, office supplies. The decrease was mainly due to the share-based compensation of RMB 111.0 million in fiscal year 2025.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. The increase in R&D expenses was mainly due to increase in R&D expenses incurred in the UTime Guangxi. R&D related expenses are included in general and administrative expenses in the income statement. The decrease in R&D was primarily driven by cost control measures implemented during the year.

Other expenses, net for the year ended March 31, 2026 was net income of RMB3.0 million (US$0.4 million), as compared to net expense of RMB527.1 million for the year ended March 31, 2025. Other expense for fiscal 2026 declined year-over-year, mainly driven by a RMB 523.0 million reduction in provisions of credit loss, a RMB 4.0 million reversal of inventory write-downs, and the absence of long-lived asset impairment charges in the current period, and a RMB 7.3 million of gain of disposal of subsidiary.

Income tax expense

Income tax deferred benefit is RMB0.1 million and RMB nil for the years ended March 31, 2025 and 2026.

Net loss

As a result of the above, net loss was RMB27.8 million (US$4.0 million) for the year ended March 31, 2026 compared to net loss of RMB668.5 million for the year ended March 31, 2025.

Comparison of the fiscal years ended March 31, 2025 and 2024

Revenue

Revenue for the year ended March 31, 2025 was RMB251.0 million (US$34.6 million), a increase of RMB78.8 million, or 45.8%, from RMB172.2 million for the year ended March 31, 2024. The increase was attributable to the increase in OEM/ODM sales.

Cost of sales

Cost of sales for the fiscal year ended March 31, 2025 was RMB243.9 million (US$33.6 million), an increase of RMB80.6 million, or 49.4%, from RMB163.3   million for the year ended March 31, 2024. The increase was mainly due to the decrease of sales volume and change of product mix.

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

Income tax expense

Income tax deferred benefit is RMB0.2 million and RMB0.1 million for the years ended March 31, 2024 and 2025.

Net loss

As a result of the above, net loss was RMB668.5 million (US$92.1 million) for the year ended March 31, 2025 compared to net loss of RMB33.6 million for the year ended March 31, 2024.

Cash, Cash Equivalents and restricted cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	US$
	(in thousands)
Net cash used in operating activities	(379,125)	(39,071)	(146,288)	(21,208)
Net cash provided by/(used in) investing activity	5,520	-	(44)	(6)
Net cash provided by financing activities	375,112	59,291	311,369	45,139
Effect of exchange rate changes on cash and cash equivalents	3,234	11,818	(12,135)	(976)
Net increase in cash and cash equivalents and restricted cash	4,741	32,038	152,902	22,949

We had cash, cash equivalent and restricted cash of approximate RMB77.2 million, RMB109.2 million and RMB262.1 million (US$38.0 million) as of March 31, 2024 and 2025 and March 31, 2026, respectively.

Operating activities

Net cash used in operating activities was RMB146.3 million (US$21.2 million) for the year ended March 31, 2026. This represented a decrease of cash flow of RMB107.2 million from RMB39.1 million used in the year ended March 31, 2025. Total net loss for the year ended March 31, 2026 was RMB 27.8 million (US$4.0 million). The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2026. Major changes are i) decrease of accounts receivable in the amount of RMB15.2 million (US$2.2 million, an increase to cash), ii) decrease of accounts payable in the amount of RMB37.4 million (US$5.4 million, a decrease to cash), iii) decrease of RMB6.5 million (US$0.9 million, an increase to cash) in the ending inventory balance as of March 31, 2026, iv) increase of RMB59.8 million (US$8.7 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) decrease of RMB15.5 million (US$2.3 million) in other payables and accrued liabilities (a decrease to net cash). In addition, the Company had non-cash expenses relating to depreciation and amortization of RMB5.5 million (US$0.8 million), reversal of RMB 4.0 million (US$0.6 million) on obsolete inventory, reversal for doubtful account of RMB17.2 million (US$2.5 million).

 Net cash used in operating activities was RMB39.1 million (US$5.4 million) for the year ended March 31, 2025. This represented a decrease of cash flow of RMB340.0 million from RMB379.1 million used in the year ended March 31, 2024. Total net loss for the year ended March 31, 2025 was RMB670.1 million (US$92.3 million), including a loss of RMB1.6 million from discontinued operations. The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2025. Major changes are i) increase of accounts receivable in the amount of RMB22.3 million (US$3.1 million, a decrease to cash) resulted from an increase in sales, ii) increase of accounts payable in the amount of RMB32.4 million (US$4.5 million, an increase to cash), iii) increase of RMB5.2 million (US$0.7 million, a decrease to cash) in the ending inventory balance as of March 31, 2025, iv) increase of RMB41.9 million (US$5.8 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) increase of RMB25.4 million (US$3.5 million) in other payables and accrued liabilities (an increase to net cash) during the year ended March 31, 2025. In addition, the Company had non-cash expenses relating to depreciation and amortization of RMB5.7 million (US$0.8 million), provision of impairment reserve of RMB 9.8 million (US$1.4 million) on obsolete inventory, provision for doubtful account of RMB505.8 million (US$69.7 million) and issuance of Class A ordinary shares as incentive of RMB111.0 million (US$15.3 million).

Net cash used in operating activities was RMB379.1 million (US$53.4 million) for the year ended March 31, 2024. This represented an increase of cash flow of RMB354.7 million from RMB24.4 million used in the year ended March 31, 2023. Total net loss for the year ended March 31, 2024 was RMB62.2 million (US$8.8 million), including a loss of RMB28.6 million from discontinued operations. The difference between total net loss and the net cash used in operating activities are attributed to the changes in various asset and liability account balances throughout the year ended March 31, 2024. Major changes are i) decrease of accounts receivable in the amount of RMB4.1 million (US$0.6 million, an increase to cash) resulted from a decline in sales, ii) decrease of accounts payable in the amount of RMB10.6 million (US$1.5 million, a decrease to cash), iii) decrease of RMB4.5 million (US$0.6 million, an increase to cash) in the ending inventory balance as of March 31, 2024, iv) increase of RMB361.6 million (US$51.0 million) in prepayment and other current assets (a decrease to net cash) which was mainly due to the advance paid to suppliers, v) increase of RMB4.2 million (US$0.6 million) in other payables and accrued liabilities (an increase to net cash) during the year ended March 31, 2024. In addition, the Company had non-cash expenses relating to depreciation and amortization in the amount of RMB6.7 million (US$0.9 million), provision of impairment reserve of RMB 0.7 million on obsolete inventory, provision for doubtful account of RMB0.2 million (US$0.02 million) and issuance of Class A ordinary shares as incentive of RMB8.9 million (US$1.3 million).

Investing activities

Net cash used in investing activities for fiscal year ended March 31, 2026 was RMB0.04 million as compared to net cash provided by investing activities of RMB nil for the fiscal year ended March 31, 2025.

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

Financing activities

Net cash provided by financing activities for year ended March 31, 2026 was RMB311.4 million (US$45.1 million) as compared to RMB59.3 million for the year ended March 31, 2025. The cash inflow was mainly attributable to proceeds from issuance of Class A ordinary shares to non-U.S. investors.

Net cash provided by financing activities for year ended March 31, 2025 was RMB59.3 million (US$8.2 million) as compared to RMB375.1 million for the year ended March 31, 2024. The cash inflow was mainly attributable to proceeds from issuance of Class A ordinary shares to non-U.S. investors in Feb 2025.

Net cash provided by financing activities for year ended March 31, 2024 was RMB375.1 million (US$52.9 million) as compared to RMB27.0 million for the year ended March 31, 2023. The cash inflow was mainly attributable to proceeds from issuance of Class A ordinary shares to non-U.S. Persons in March 2024.

Contractual Obligations

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

UTime Guangxi made payments due according to the schedule. As of March 31, 2026, the balance of Leased Equipment net of amortization was RMB 0.2 million. The lease liability was RMB 0.2 million and its current portion in the amount of RMB 0.1 million as of March 31, 2026.

The following table sets forth our contractual obligations as of March 31, 2026, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	57,860	57,860	-	-	-
Current portion of long-term borrowings	5,400	5,400	-	-	-
Long term borrowings	4,980	-	4,980	-	-
Operating lease payments	1,452	1,164	288	-	-
Finance lease payments	221	78	78	65	-
Total	69,913	64,502	5,346	65	-

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

OEM/ODM orders were our principal source of revenue for the fiscal years ended March 31, 2024, 2025 and 2026, respectively. Sustaining the customer source may help us secure our OEM/ODM orders. We developed a few new customers in mainland China and South America. We also developed business in Mexico and Africa. During the fiscal year ended March 31, 2024, 2025 and 2026, aggregate sales in mainland China, Hong Kong, South America, Mexico, and Africa contributed 87.5%, 93.9% and 96.9% of total revenue, respectively.

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

Management is actively seeking growth opportunities within the Web3 ecosystem. On March 13, 2026, the Company entered into a non-binding LOI to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform. The proposed transaction is valued at up to $80 million, which is expected to be structured through a combination of $64 million in the Company’s ordinary shares or convertible preferred shares and $16 million in cash consideration. On May 11, 2026, the Company provided an update that the financial, legal, and operational due diligence relating to the proposed transaction was progressing in an orderly manner, and the parties were actively evaluating business integration and technology infrastructure opportunities. The proposed transaction remains subject to the completion of satisfactory due diligence, the negotiation and execution of definitive agreements, the satisfaction of customary closing conditions, and applicable regulatory approvals. As of the date of this annual report, the LOI remains non-binding, and there can be no assurance that a definitive agreement will be executed or that the proposed transaction will be consummated on the terms described, or at all.

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

Name	Age	Position
Hengcong Qiu	41	Chief Executive Officer and Chairman of the Board of Directors, Interim Chief Financial Officer
Minfei Bao	53	Director
Honggang Cao	45	Chief Manufacturing Officer
Xiaoqian Jia	43	Independent Director and Chair of Nominating and Corporate Governance Committee
Yanzhi Wang	36	Independent Director and Chair of Audit Committee
Hailin Xie	46	Independent Director and Chair of Compensation Committee

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

Yanzhi Wang has served as our director since August 22, 2025. Mr. Yanzhi Wang specializes in K-12 STEAM education and career-planning services, advising education-sector clients on the complex research, product design, and resource integration required to launch quality-oriented programs, manage key accounts, and execute cross-border education partnerships. Mr. Wang founded Hefei STEAM Education Technology Co., Ltd. and has served as its CEO since July 2019. From July 2016 to June 2019, Mr. Wang served as the head of the innovation business department at Beijing Xin Jin Cheng Technology Co., Ltd. He earned a bachelor’s degree in applied psychology from Beijing Sport University in China in 2013, and a master’s degree in education from the University of Cincinnati in 2015.

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

Each of our directors will serve as a director until their successors are duly elected and qualified.

6.B. Compensation

For the fiscal year ended March 31, 2026, we paid an aggregate of RMB1.3 million (approximately $0.2 million) to our executive officers, and we paid an aggregate of US$0.1 million cash compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and consolidated variable interest entity are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Equity Awards

 We did not grant any equity awards to our directors or executive officers during the fiscal year ended March 31, 2025.

On April 24, 2026, the Company adopted its 2026 Equity Incentive Plan to provide equity-based incentives to certain employees, officers, non-employee directors, consultants, independent contractors and advisers of the Company. The 2026 Equity Incentive Plan permits the issuance of up to 5,000,000 Class A ordinary shares. This 2026 Equity Incentive Plan replaced the previous equity incentive plan adopted by the Company in 2024.

On April 29, 2026, the Company entered into restricted stock unit grant agreements (each, a “Grant Agreement”) with each of the Company’s five directors. Pursuant to the Grant Agreements, the Company granted each director 200,000 restricted stock units (“RSUs”), with each RSU representing one share of the Company’s Class A ordinary shares, with such RSUs vesting immediately upon issuance.

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

Effective June 11, 2023, the Board appointed Na Cai and Hailin Xie to serve as directors on the Board. The cash compensation for Ms. Cai and Mr. Xie were set at approximately $435.60 (RMB 3,000) per person for each calendar year of service on a pro-rated basis which shall be paid on a quarterly basis in arrears plus reimbursement of reasonable pre-approved expenses in connection of performing their duties as the directors of the Company. All fees are subject to approval and/or change as deemed appropriate by the Board.

Effective August 18, 2025, Ms. Na Cai resigned from her positions as an independent director of the Board of the Company, the chairwoman of the Audit Committee, a member of the Compensation Committee and the Nominating Committee.

Effective August 22, 2025, the Board appointed Mr. Yanzhi Wang as an independent director of the Board, the chairman of the Audit Committee, a member of the Compensation Committee and the Nominating Committee, to fill in the vacancies resulting from Ms. Cai’s resignation.

Effective August 22, 2025, the Company entered into a director offer letter with Mr. Yanzhi Wang, Mr. Yanzhi Wang will receive an annual cash compensation of $2,000 for his services on the Board, which will be paid quarterly in arrears. He will also be reimbursed for reasonable and approved expenses incurred in connection with the performance of his duties.

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

Yanzhi Wang, Xiaoqian Jia and Hailin Xie serve as members of our Audit Committee. Mr. Yanzhi Wang serves as the chairman of the Audit Committee. Each of our Audit Committee members satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Yanzhi Wang possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee performs several functions, including:

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

Compensation Committee

Yanzhi Wang, Xiaoqian Jia and Hailin Xie serve as members of our Compensation Committee. Mr. Hailin Xie serves as the chair of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee is responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Corporate Governance Committee

Yanzhi Wang, Xiaoqian Jia and Hailin Xie serve as members of our Nominating and Corporate Governance Committee. Mr. Xiaoqian Jia serves as the chair of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee is responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

6.D. Employees

See the section entitled “Employees” in Item 4.B above.

6.E. Share Ownership

As of August 10, 2026, there are 26,276,331 Class A ordinary shares issued and outstanding. The Company presently has no Class B ordinary shares issued and outstanding or entitled to vote. Each Class A ordinary share shall be entitled to one (1) vote on all matters such to the vote at shareholder meetings and each Class B ordinary share shall be entitled to twenty (20) votes on all matters such to the vote at shareholder meetings.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. The percentages of shares beneficially owned in the table below are based on 26,276,331 Class A ordinary shares outstanding as of August 10, 2026.

The following table sets forth information with respect to the beneficial ownership of our Class A ordinary shares as of August 10, 2026 by:

●	each of our directors and executive officers; and

●	each person known to us to beneficially own more than 5% of our outstanding ordinary shares.

	Class A Ordinary shares beneficially owned
Name	Number	%
Directors and Executive Officers(1):
Hengcong Qiu	200,000	0.76
Minfei Bao	200,004	0.76
Yihuang Chen*	-
Honggang Cao	-
Xiaoqian Jia	200,000	0.76
Yanzhi Wang	200,000	0.76
Hailin Xie	200,000	0.76
All directors and executive officers as a group (eight persons)	1,000,004	3.81
Principal Shareholders:

(1)	Unless otherwise noted, the business address of each of the entities or individuals is 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, People’s Republic of China, 518061.

* Effective December 12, 2025, Yihuang Chen resigned from his position as Chief Operating Officer of the Company.

None of our major shareholders have differing voting rights, and as of the date of this annual report, none of our outstanding ordinary shares are held by record holders in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Incentive Compensation

On April 24, 2024, we registered an aggregate of 58,817,092 ordinary shares reserved for issuance under the UTime Limited 2024 Performance Incentive Plan. On March 12, 2025, we adopted the UTime Limited 2025 Performance Incentive Plan (the “Plan”), but have not registered any shares under this Plan.

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

The Plan provides for an aggregate of 54,000 Class A ordinary shares to be available for awards. If an award is forfeited or if any option terminates, expires or lapses without being exercised, the Class A ordinary shares subject to such award will again be made available for future grant. Class A ordinary shares that are used to pay the exercise price of an option or that are withheld to satisfy the Participant’s tax withholding obligation will not be available for re-grant under the Plan.

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

7.B. Related Party Transactions

Set forth below are the related party transactions of our company that occurred since the beginning of the last fiscal year up to the date of this annual report. The transactions are identified in accordance with the rules prescribed under Form 20-F and may not be considered as related party transactions under PRC law.

Amounts due from/to Grandsky Phoenix Limited. (“Grandsky”)

As of the date of this annual report, the amount due from Grandsky was RMB32.9 million (US$4.8 million).

Due to Related Parties

On April 1, 2023, the Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD 3.5 million, with a term of one year. The loan is interest free. The maturity date of the loan was subsequently extended for one year to March 31, 2025 through an extension agreement. On April 1, 2025, the Company and Grandsky Phoenix Limited entered into a supplementary agreement, pursuant to which the term was extended to March 31, 2027.

On November 1, 2025, the Company borrowed RMB 10 million from Mr. Song. The loan has a one-year term and bears interest at 3.5% per annum.

On April 7, 2025, the Company borrowed RMB 13 million from its director and shareholder, Mr. Minfei Bao. The loan has a one-year term and is interest-free. The agreement was subsequently extended for an additional year.

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

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page 11.

Legal Proceedings

From time to time we are subject to legal proceedings and claims that have not been fully resolved and that arise in the ordinary course of business. Except as described below, there was not at least a reasonable possibility the Company may have incurred a material loss, or a material loss in excess of a recorded accrual, with respect to loss contingencies for asserted legal and other claims.

Regarding the housing lease contract dispute between Nanning Industrial Investment Group Co., Ltd. (“Nanning Industrial Investment”) and Guangxi Utime Technology Co., Ltd. (“Guangxi Utime”), on August 26, 2025, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2025) Gui 0105 Min Chu 921), ruling that the defendant Guangxi Utime shall pay the amount of RMB 443,921.80 in rent and RMB 41,090 in liquidated damages (temporarily calculated through October 31, 2024; subsequent liquidated damages shall be calculated in segments based on the outstanding principal at each stage, at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center, until all amounts are fully paid) to the plaintiff Nanning Industrial Investment within 10 days from the effective date of the judgment. The Company paid rent of RMB 318,494.47 on March 21, 2025. On September 3, 2025, Guangxi Utime appealed to the Intermediate People’s Court of Nanning City, Guangxi Zhuang Autonomous Region (Nanning Intermediate Court). Guangxi Utime requested that the court revoke the second item of the first instance judgment and revise the ruling that liquidated damages shall be uniformly calculated based on the one-year LPR published by the National Interbank Funding Center, specifically RMB 4,696.53 for the period from the date of default (June 26, 2024) to October 31, 2024, with subsequent amounts calculated based on the actual outstanding principal at each stage until full payment, and that the appeal costs be borne by the appellee. Guangxi Utime argued that the first instance judgment’s calculation of liquidated damages was fragmented and inconsistent in standard, and that the total amount of liquidated damages was excessively high, exceeding the scope of compensating the appellee’s actual losses and assuming a punitive nature. On November 15, 2025, the Nanning Intermediate Court accepted the appeal. On December 18, 2025, the Nanning Intermediate Court issued the final civil judgment (No. (2025) Gui 01 Min Zhong 10743), dismissing the appeal and upholding the original judgment. The case acceptance fee for the second instance of RMB 710 shall be borne by Guangxi UTime. This judgment is final.

Regarding the housing lease contract dispute between Nanning Industrial Investment Group Co., Ltd. (“Nanning Industrial Investment”) and Guangxi UTime Technology Co., Ltd. (“Guangxi UTime”), on August 26, 2025, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2025) Gui 0105 Min Chu 922), ruling that the defendant Guangxi UTime shall pay the amount of RMB 6,157,660.80 in rent, together with liquidated damages calculated on the outstanding rent of RMB 769,707.60 for each period, commencing from the respective due dates, at the one-year LPR published by the National Interbank Funding Center until the date of actual full payment, to the plaintiff Nanning Industrial Investment within 10 days from the effective date of the judgment. On September 3, 2025, Guangxi UTime appealed to the Intermediate People’s Court of Nanning City, Guangxi Zhuang Autonomous Region (Nanning Intermediate Court). Guangxi UTime requested that the court revoke the second item of the first instance judgment and revise the ruling that liquidated damages shall be calculated based on the total outstanding rent of RMB 6,157,660.80, commencing from August 1, 2024, at the one-year LPR, until the date of actual full payment, and that the appeal costs be borne by the appellee. Guangxi UTime argued that the first instance judgment erroneously determined the commencement date for calculating liquidated damages, and that its interest calculation method violated the spirit of the Termination Agreement, resulting in a judgment contrary to the principle of fairness. On November 15, 2025, the Nanning Intermediate Court accepted the appeal. On December 18, 2025, the Nanning Intermediate Court issued the final civil judgment (No. (2025) Gui 01 Min Zhong 10742), dismissing the appeal and upholding the original judgment. The case acceptance fee for the second instance of RMB 4,620 shall be borne by Guangxi UTime. This judgment is final.

Regarding the housing lease contract dispute between Nanning Funing Investment Development Co., Ltd. (“Nanning Funing”) and Guangxi UTime Technology Co., Ltd. (“Guangxi UTime”), on April 6, 2026, the People’s Court of Jiangnan District of Nanning City, Guangxi Zhuang Autonomous Region (“Jiangnan Court”) issued the civil judgment (No. (2026) Gui 0105 Min Chu 236), ruling that the defendant Guangxi UTime shall pay the amount of RMB 916,171.56 in rent for the period from November 1, 2024 to July 31, 2025, RMB 101,796.84 in occupation fees for the period from August 1, 2025 to August 31, 2025, RMB 21,904.44 in liquidated damages (temporarily calculated through July 31, 2025; subsequent liquidated damages shall be calculated based on the outstanding rent of RMB 916,171.56 at an annual rate of 4.5% from August 1, 2025 until all amounts are fully paid), a capital occupation fee -calculated based on the outstanding occupation fee of RMB 101,796.84 at the one-year LPR published by the National Interbank Funding Center from January 16, 2026 until the amount is fully paid), RMB 26,000 in attorney fees and RMB 1,136 in guarantee insurance premium to the plaintiff Nanning Funing within 10 days from the effective date of the judgment. The case was accepted by the Jiangnan Court on January 5, 2026. The case acceptance fee of RMB 7,509 and the preservation fee of RMB 5,000, totaling RMB 12,509, shall be borne by Nanning Funing as to RMB 430 and by Guangxi UTime as to RMB 12,079. On April 22, 2026, the Bureau of Industry and Information Technology of Jiangnan District of Nanning City issued an explanation letter confirming that Guangxi UTime had obtained three government incentive funds totaling RMB 1,060,000, and that Guangxi UTime had issued payment entrustment letters to the bureau to transfer all such funds directly to the factory rent account to offset the overdue rent, of which RMB 650,000 is planned to be paid by the end of the second quarter of 2026 and the remaining RMB 500,000 will be applied for after the relevant project passes acceptance. As of the date of this annual report, Guangxi UTime has not paid the amounts awarded by the judgment, and the aforesaid incentive funds are being arranged for disbursement to offset the outstanding rent.

Regarding the sales contract dispute between Zhongshan Tianmao Battery Co., Ltd. (“Zhongshan Tianmao”) and Guangxi Utime Technology Co., Ltd. (“Guangxi UTime”), on July 23, 2025, the First People’s Court of Zhongshan City, Guangdong Province (“Zhongshan First Court”) issued the civil ruling (No. (2025) Yue 2071 Min Chu 43746), approving the property preservation application filed by Zhongshan Tianmao and ruling to take preservation measures against the properties of Guangxi UTime valued at RMB 529,901.41. On October 16, 2025, the Zhongshan First Court issued the civil mediation statement (No. (2025) Yue 2071 Min Chu 43746), under which the parties voluntarily reached a settlement agreement. The parties confirmed that as of October 16, 2025, Guangxi UTime owed Zhongshan Tianmao payment for goods in the amount of RMB 508,513.20, and the parties agreed that Guangxi UTime shall pay 60% of the outstanding amount, i.e., RMB 305,107.92, to Zhongshan Tianmao by October 31, 2025, by way of bank transfer or acceptance. Upon full payment of the above amount, the dispute between the parties shall be fully settled. Zhongshan Tianmao undertook to submit an application to the Zhongshan First Court for the release of the litigation preservation measures against Guangxi UTime within one working day after the signing of the mediation statement. If Guangxi UTime fails to pay the above amount in full or on time, Guangxi UTime shall pay the original outstanding payment for goods of RMB 508,513.20 to Zhongshan Tianmao, and Zhongshan Tianmao shall have the right to apply to the Zhongshan First Court for compulsory enforcement, including the actual outstanding payment for goods (calculated as RMB 508,513.20 less any amount already paid), overdue payment interest (calculated based on the actual outstanding principal from July 18, 2025 to the date of actual full payment at the Loan Prime Rate (LPR) published by the National Interbank Funding Center), and the case acceptance fee of RMB 4,550. The case acceptance fee of RMB 9,100 was reduced by half to RMB 4,550, which was borne by Zhongshan Tianmao. As of the date of this annual report, the Settlement Payment has been paid by Guangxi UTime.

Regarding the sales contract dispute between Shenzhen Aitehongfa Electronics Co., Ltd. (“Aitehongfa”) and Guangxi UTime Technology Co., Ltd. (“Guangxi Utime”), on March 24, 2026, the People’s Court of Bao’an District of Shenzhen City, Guangdong Province (“Bao’an Court”) issued the civil mediation statement (No. (2026) Yue 0306 Min Chu 87705), under which the parties voluntarily reached a settlement agreement. The parties confirmed that as of March 23, 2026, Guangxi Utime owed Aitehongfa payment for goods in the amount of RMB 201,857.19, and the parties agreed that Guangxi Utime shall pay the outstanding amount in two installments to Aitehongfa, specifically RMB 50,000 by March 31, 2026 and RMB 151,857.19 by April 30, 2026, by way of bank transfer to Aitehongfa’s designated account. The guarantee fee of RMB 700 and attorney fees of RMB 8,000, totaling RMB 8,700, shall be borne equally by both parties, with Guangxi Utime’s share of RMB 4,350 to be paid by April 30, 2026 to Aitehongfa’s designated account. If Guangxi Utime fully performs the above payment obligations on time, Aitehongfa voluntarily waives other claims and the rights and obligations of both parties with respect to this case shall be terminated. If Guangxi Utime fails to perform any installment of the above payment obligations on time and in full, Aitehongfa shall have the right to apply to the Bao’an Court for compulsory enforcement of the unpaid portion of the payment for goods of RMB 201,857.19, together with overdue payment interest -calculated based on the unpaid portion at the one-year Loan Prime Rate (LPR) published by the National Interbank Funding Center from September 1, 2025 to the date of actual full payment), and the reduced attorney fees, guarantee fees, and preservation fees totaling RMB 5,210. Upon receipt of the first installment of RMB 50,000 from Guangxi Utime, Aitehongfa shall submit an application to the Bao’an Court for the release of the property preservation measures against Guangxi Utime within three working days. The mediation fee of RMB 2,450 shall be borne by Guangxi Utime and paid by March 26, 2026 to the designated bank account. The case acceptance fee of RMB 4,900 (prepaid by Aitehongfa) was reduced by half to RMB 2,450, which was borne by Aitehongfa, and the preservation fee of RMB 1,720 was borne equally by both parties, with Guangxi UTime’s share of RMB 860 to be paid by April 30, 2026 to Aitehongfa’s designated account. As of the date of this annual report, the Settlement Payment has been paid by Guangxi UTime.

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

ITEM 9. THE OFFER AND LISTING

9.A. Offer and Listing Details

Our Class A ordinary shares, par value $5.00 per share, were previously listed for trading on the Nasdaq Capital Market under the symbol “UTME” since April 5, 2021 and “WTO” since September 5, 2023. Effective July 26, 2026, we changed the symbol from “WTO” to “FXHO”.

9.B. Plan of Distribution

Not Applicable.

9.C. Markets

Our Class A ordinary shares are currently traded on the Nasdaq Capital Market under the symbol “FXHO.”

9.D. Selling Shareholders

Not Applicable.

9.E. Dilution

Not Applicable.

9.F. Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

Not Applicable.

10.B. Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below.

The share capital of the Company is US$450,100,000 divided into 90,000,000 Class A ordinary shares of a par value of US$5.00 each (“Class A Shares”) and 100,000,000 Class B ordinary shares of a par value of US$0.001 each (“Class B Shares”). As of the date of this annual report, 26,276,331 Class A ordinary shares were issued and outstanding and no preference shares were issued and outstanding.

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

Voting Rights

A quorum required for a meeting of shareholders consists of holders of one third of the shares in issue and entitled to vote present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. If a quorum is not present within half an hour from the time appointed for a general meeting to commence or if during such a general meeting a quorum ceases to be present, the meeting, if convened upon a shareholders’ requisition, shall be dissolved and in any other case it shall stand adjourned to the same day in the next week at the same time and/or place or to such other day, time and/or place as our board of directors may determine, and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting to commence, the shareholders present shall be a quorum.

Voting at meetings takes place on a poll of shares represented at the meeting. On a poll every holder of Class A ordinary shares present in person or by proxy shall have one vote for every fully paid Class A ordinary share held, and every holder of Class B ordinary shares present in person or by proxy shall have twenty votes for every fully paid Class B ordinary share held.

An ordinary resolution to be passed by the shareholders requires the approval of at least a simple majority of the votes cast by shareholders who, being entitled to do so, attend and vote at a general meeting, while a special resolution requires the approval of at least no less than two-thirds of the votes cast by shareholder who, being entitled to do so, attend and vote at a general meeting. A special resolution is required for important matters such as a change of name. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and subdividing all or any of our share capital into shares of larger amounts than our existing shares and cancelling any shares. As described below, some types of corporate actions may be approved only by special resolution.

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

Mergers and Similar Arrangements

In certain circumstances, the Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies -provided that is facilitated by the laws of the other jurisdiction) and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must, in most instances, then be authorized by a special resolution (usually a majority of 66 2/3% in value) of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company’s articles of association. A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders, provided a copy of the plan of merger is given to every member of each subsidiary company to be merged (unless waived by such members). For this purpose a subsidiary is a company of which at least 90% of the votes cast at its general meeting are held by the parent company. The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands. The plan of merger or consolidation must be filed with the Registrar of Companies who, if satisfied that the requirements of the Companies Act (As Revised) which includes certain other formalities, have been complied with, will register it. The filing must include a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

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

On January 15, 2022, we entered into a procurement agreement to acquire two solder pastes and ten SMT testing assembly lines for a total price of $3,997,980, inclusive of value added tax (the “Purchase Price”) from P.J. Advisory Company Limited. Pursuant to this agreement, we need to pay (i) 90% of the Purchase Price within 90 days after the equipment is transported to our place of delivery and accepted by us, and (ii) 10% of the Purchase Price after the installation and commissioning of the equipment.

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

As disclosed in the risk factors section above, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

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

No stamp duty is payable in respect of the issue of the ordinary shares of the Company. An instrument of transfer in respect of an ordinary share is stampable if executed in or brought into the Cayman Islands.

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

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall and substantial management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Taxation Administration issued the Circular on Issues Concerning the Identification of Chinese-Controlled Overseas Registered Enterprises as Resident Enterprises in Accordance With the Actual Standards of Organizational Management, known as Circular 82. Circular 82 has provided certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Taxation Administration’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the places where the senior management and senior management departments responsible for the daily production, operation and management of the enterprise perform their duties are mainly located within the territory of the PRC; (ii) decisions relating to the enterprise’s financial matters (such as money borrowing, lending, financing and financial risk management) and human resource matters (such as appointment, dismissal and salary and wages) are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Our PRC legal counsel has also advised us that there is a risk that the PRC tax authorities may deem us as a PRC resident enterprise since a substantial majority of the members of our management team are located in China. If the PRC tax authorities determine that UTime Limited is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ordinary shares. In addition, non-resident enterprise shareholders may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ordinary shares, if such income is treated as sourced from within the PRC. Under the PRC Individual Income Tax Law, as amended on August 31, 2018 and effective from January 1, 2019, non-PRC individual shareholders are generally subject to PRC individual income tax at a rate of 20% on dividends and gains derived from the disposition of shares of a PRC resident enterprise, unless an exemption or reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of UTime Limited would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that UTime Limited is treated as a PRC resident enterprise. See “Risk Factors - Risks Related to Doing Business in China - If we are classified as a PRC resident enterprise for PRC income tax purposes, such classification could result in unfavourable tax consequences to us and our non-PRC shareholders.”

In January 2009, the State Taxation Administration promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other income subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Taxation Administration issued STA Circular 59 together with the Ministry of Finance in April 2009 and STA Circular 698 in December 2009. On February 28, 2011, the STA issued the Notice on Several Issues Regarding the Income Tax of Non-PRC Resident Enterprises, or STA Circular 24, which became effective on April 1, 2011. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under STA Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” the indirect transfer. On February 3, 2015, the STA issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or STA Bulletin 7. STA Bulletin 7 supersedes the rules with respect to the indirect transfer under STA Circular 698, but does not touch upon the other provisions of STA Circular 698. STA Bulletin 7 has introduced a new tax regime that is significantly different from the previous one under STA Circular 698. STA Bulletin 7 extends its tax jurisdiction to not only indirect transfers set forth under STA Circular 698 but also transactions involving transfer of other taxable assets through offshore transfer of a foreign intermediate holding company. In addition, STA Bulletin 7 provides clearer criteria than STA Circular 698 for assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. STA Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the STA issued the Announcement of the State Taxation Administration on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or STA Bulletin 37. STA Bulletin 37, which took effect on December 1, 2017, superseded the Non-resident Enterprises Measures and STA Circular 698 as a whole and partially amended some provisions in STA Circular 24 and STA Bulletin 7. STA Bulletin 37 purports to clarify certain issues in the implementation of the above regime, by providing, among others, the definition of equity transfer income and tax basis, the foreign exchange rate to be used in the calculation of withholding amount, and the date of occurrence of the withholding obligation. Specifically, STA Bulletin 37 provides that where the transfer income subject to withholding at source is derived by a non-PRC resident enterprise in instalments, the instalments may first be treated as recovery of costs of previous investments. Upon recovery of all costs, the tax amount to be withheld must then be computed and withheld.

Provided that our Cayman Islands exempted company, UTime Limited, is not deemed to be a PRC resident enterprise, holders of our ordinary shares who are not PRC residents will not be subject to PRC income tax on dividends distributed by us or gains realized from the sale or other disposition of our shares. However, under STA Bulletin 7 and STA Bulletin 37, where a non-resident enterprise conducts an “indirect transfer” by transferring taxable assets, including, in particular, equity interests in a PRC resident enterprise, indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee or the PRC entity which directly owned such taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. We and our non-PRC resident investors may be at risk of being required to file a return and being taxed under STA Bulletin 7 and STA Bulletin 37, and we may be required to expend valuable resources to comply with STA Bulletin 7 and STA Bulletin 37, or to establish that we should not be taxed under these circulars. See “Risk Factors - Risks Related to Doing Business in China - We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.”

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

Taxation of Dividends Paid on Class A Ordinary Shares

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

Taxation of the Sale or Other Disposition of Class A Ordinary Shares

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

10.F. Dividends and Paying Agents

Not Applicable.

10.G. Statement by Experts

Not Applicable.

10.H. Documents on Display

The Company is subject to the informational requirements of the Exchange Act, and will file reports, registration statements and other information with the SEC. The Company’s reports, registration statements and other information can be inspected on the SEC’s website at www.sec.gov. You may also visit us on website at www.utimemobile.com. However, information contained on our website does not constitute a part of this annual report.

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

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2026. Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

Based upon that evaluation, our management, with the participation of our chief executive officer, has concluded that, as of the end of the period covered by this annual report, our disclosure controls and procedures were not effective as of March 31, 2026 in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure

(b)	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. Our management evaluated the effectiveness of our internal control over financial reporting, as required by Rule 13a-15(c) of the Exchange Act, based on criteria established in the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026.

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

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Based on this evaluation, our management has concluded that our internal control over financial reporting was not effective as of March 31, 2026.

Based on our assessment, we identified material weaknesses in our internal control over financial reporting. Specifically, we did not maintain appropriately designed and operating entity-level controls over our control environment, risk assessment, financial reporting and monitoring processes. In particular, we lacked sufficient qualified financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements, and we did not maintain comprehensive accounting policies, procedures and review controls commensurate with the complexity of our operations and financial reporting obligations. These deficiencies adversely affected management’s ability to timely identify, evaluate, account for and disclose significant and complex transactions and accounting matters, including those involving legal contingencies, variable interest entity arrangements, consolidation, subsidiary disposals, revenue recognition, inventory valuation and other significant accounting estimates and disclosures.

Following the identification of these material weaknesses, we have taken, and plan to continue taking, measures to strengthen our internal control over financial reporting. These measures include hiring additional qualified finance and accounting personnel with experience in U.S. GAAP and SEC reporting, continuing to strengthen governance and oversight by our Board of Directors and Audit Committee, establishing a dedicated financial reporting function, enhancing our financial close, account reconciliation, consolidation and disclosure review procedures, developing comprehensive accounting policies and procedures for significant and complex transactions, and strengthening management review controls over significant accounting judgments, complex transactions and financial statement disclosures. We also intend to engage external professional advisers, where appropriate, to provide technical accounting assistance and ongoing training to our finance and accounting personnel. We will continue to implement and evaluate these remediation measures; however, the material weaknesses will not be considered remediated until the relevant controls have been implemented, have operated for a sufficient period of time and management has concluded, through testing, that they are operating effectively. We expect to incur additional costs in connection with these remediation efforts.

However, the implementation of those measures may not fully address the material weaknesses identified in our internal control over financial reporting. We have disclosed the material weaknesses in our internal control over financial reporting in “Risk Factors - Risks Related to Our Business and Industry. If we fail to develop and maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.”

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

(d)	Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting during our fiscal year ended March 31, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our audit committee consists of Yanzhi Wang, Xiaoqian Jia and Hailin Xie. Our board of directors has determined that Yanzhi Wang, Xiaoqian Jia and Hailin Xie are “independent directors” within the meaning of Nasdaq Stock Market Rule 5605(a)(2), and meet the other audit committee composition requirements set forth therein, and meet the criteria for independence set forth in Rule 10A−3(b) of the Exchange Act. Yanzhi Wang meets the criteria of an audit committee financial expert as set forth under the applicable rules of the Nasdaq Stock Exchange and the SEC.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The purpose of the code is to promote ethical conduct and deter wrongdoing. The policies outlined in the Code are designed to ensure that our directors, executive officers and employees act in accordance with not only the letter but also the spirit of the laws and regulations that apply to our business. We expect our directors, executive officers and employees to exercise good judgment, to uphold these standards in their day-to-day activities, and to comply with all applicable policies and procedures in the course of their relationship with the company. Any amendment to or waivers of the Code for members of our board of directors and our executive officers that are required to be disclosed by the rules of the SEC or Nasdaq will be disclosed on our website at www.utimemobile.com within four business days following the amendment or waiver. During fiscal year 2026, no amendments to or waivers from the Code were made or given for any of our executive officers.

Our code of ethics is publicly available on our website at investor.utimeworld.com.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	Year Ended March 31, 2026	Year Ended March 31, 2025
Audit fees*
Audit Alliance LLP	$-	$60,000
Assentsure PAC	248,000	180,000
Total	$248,000	$240,000

*	Audit Fees consist of fees billed for the annual audit of our consolidated financial statements and review of our interim condensed consolidated financial statements. They also include fees billed for other audit services, which are those services that only the external auditor reasonably can provide, and include the provision for consents relating to the review of documents filed with the SEC.

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

Not Applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Our Class A ordinary shares are listed on the Nasdaq Capital Market. As such, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq rules, listed non-US companies such as ourselves may, in general, follow their home country corporate governance practices in lieu of some of the Nasdaq corporate governance requirements. A Nasdaq-listed non-U.S. company is required to provide a general summary of the significant differences to its U.S. investors either on the company website or in its annual report distributed to its US investors.

Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. The following summarizes some significant ways in which our corporate governance practices differ from those followed by domestic companies under the listing standards of the Nasdaq:

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements and related notes required by this item are contained on pages F-1 through F-43.

ITEM 19. EXHIBITS

Exhibit Number	Description of Document
1.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to Exhibit 3.1 to the Form 6-K filed with the SEC on July 28, 2026)
1.2	Notice to Cayman Islands Registrar of Companies filed on July 2, 2026 (incorporated by reference to Exhibit 3.2 to the Form 6-K filed with the SEC on July 28, 2026)
2.1*	Description of Shares
2.2	Form of Pre-Funded Warrants (incorporated by reference to Exhibit 4.1 to the Form 6-K furnished to the SEC on May 4, 2026)
2.3	Form of Warrants (incorporated by reference to Exhibit 4.1 to the Form 6-K furnished to the SEC on May 21, 2026)
2.4	Form of Warrants (incorporated by reference to Exhibit 4.1 to the Form 6-K furnished to the SEC on October 17, 2025)
4.1	English Translation of Factory Lease Agreement, dated November 1, 2021, by and between Guangxi Utime Technology Co., Ltd and Nanning Industrial Investment Group Co., Ltd. (incorporated by reference to our Annual Report on Form 20-F, filed on October 31, 2022)
4.2	English Translation of Procurement Agreement, dated January 15, 2022, by and between Guangxi Utime Technology Co., Ltd and P.J. Advisory Company Limited (incorporated by reference to our Annual Report on Form 20-F filed on October 31, 2022)
4.3	English Translation of Purchase Agreement, by and between Guangxi Utime Technology Co., Ltd. and Shenzhen Chuangbaili Industrial Equipment Co., Ltd. (incorporated by reference to our Annual report on Form 20-F filed on October 31, 2022)
4.4	Form of Director Offer Letter (incorporated by reference to Exhibit 99.2 to the Form 6-K furnished to the SEC on August 22, 2025)
4.5	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 to the Form 6-K furnished to the SEC on August 22, 2025)
4.6	Placement Agency Agreement, dated October 16, 2025, by and between the Company and Univest Securities, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K furnished to the SEC on October 17, 2025)
4.7	Form of Securities Purchase Agreement, dated October 16, 2025, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the SEC on October 17, 2025)
4.9	Form of Share Purchase Agreement dated January 14, 2026 (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the SEC on January 20, 2026)
4.10	UTime Limited 2026 Equity Incentive Plan, adopted April 24, 2026 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed on April 24, 2026)
4.11	Form of Equity Incentive Plan Grant Agreement (incorporated by reference to Exhibit 4.1 to the Registration Statement on Form S-8 filed on April 27, 2026)
4.12	Form of Securities Purchase Agreement, dated as of May 1, 2026, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the SEC on May 4, 2026)
4.13	Placement Agency Agreement, dated May 1, 2026, by and between the Company and Univest Securities, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K furnished to the SEC on May 4, 2026)
4.14	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Form 6-K furnished to the SEC on May 4, 2026)
4.15	Form of Subscription Agreement by and among the Company and the signatories thereto (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the SEC on May 21, 2026)
4.16	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.2 to the Form 6-K furnished to the SEC on May 21, 2026)
4.17	Form of Securities Purchase Agreement, dated as of May 1, 2026, by and among the Company and the purchasers thereto (incorporated by reference to Exhibit 10.1 to the Form 6-K furnished to the SEC on May 4, 2026)
4.18	Placement Agency Agreement, dated May 1, 2026, by and between the Company and Univest Securities, LLC (incorporated by reference to Exhibit 10.2 to the Form 6-K furnished to the SEC on May 4, 2026)
4.19	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.3 to the Form 6-K furnished to the SEC on May 4, 2026)
8.1*	Subsidiaries of the Registrant
11.1	Insider Trading Policies (incorporated by reference to Exhibit 19.1 of our annual report on Form 20-F, filed on August 8, 2023)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) / 15d-(14)a of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) / 15d- (14)a of the Exchange Act
13.1*	Certificate of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Assentsure PAC
15.2*	Consent of Audit Alliance LLP
15.3*	Consent of Guizhou Rongcan Law Firm
97.1	Compensation Recovery Policy (incorporated by reference to Exhibit 97.1 of our annual report on Form 20-F, filed on July 30, 2024)
101.INS*	Inline XBRL Instance Document.
101.SCH*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed as an exhibit hereto.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20(F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

UTIME LIMITED

/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)
Date: August 10, 2026

UTIME LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of Utime Limited. and subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of UTime Limited and its subsidiaries (the “Company”) as of March 31, 2026, and 2025, and the related consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended March 31, 2026, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2026, and 2025, and the results of its operations and its cash flows for each of the years in the two-year period ended March 31, 2026, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Assentsure PAC

Singapore

August 10, 2026

PCAOB ID Number 6783

We have served as the Company’s auditor since 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the board of directors of UTime Limited

Opinion on the Consolidated Financial Statements

We have audited the related consolidated statements of comprehensive loss, shareholders’ equity, and cash flows for the year ended March 31, 2024, and the related notes. In our opinion, the consolidated financial statements present fairly, in all material respects, the result of its operation and statements of cash flows for the year ended March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

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

Singapore

July 30, 2024

PCAOB ID No. 3487

UTIME LIMITED
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		As of	As of
	Note	March 31, 2025	March 31, 2026
		RMB	RMB	USD
Assets
Current assets
Cash and cash equivalents		109,213	261,827	37,957
Restricted cash		-	288	42
Accounts receivable, net	3	-	1,837	266
Prepaid expenses and other current assets, net	4	45,535	106,027	15,369
Due from related parties		566	32,887	4,768
Inventories	5	6,351	3,832	556
Prepaid tax		-	3,054	443
Total current assets		161,665	409,752	59,401
Non-current assets
Property, plant and equipment, net	6	39,599	34,196	4,957
Operating lease right-of-use assets, net	7	1,714	900	130
Finance lease right-of-use assets, net	7	2,246	1,660	241
Intangible assets, net		205	174	25
Deferred loss on sale-leaseback		605	435	63
Total non-current assets		44,369	37,365	5,416
Total assets		206,034	447,117	64,817

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		138,504	101,097	14,656
Short-term borrowings	8	57,600	57,860	8,388
Current portion of long-term borrowings	8	-	5,400	783
Current portion of government grants		1,812	1,812	263
Due to related parties		40,787	46,928	6,803
Interest payable to related party		-	146	21
Lease liabilities	7	4,085	1,203	174
Other payables and accrued liabilities	9	89,350	73,810	10,700
Current liabilities related to discontinued operations		1,601	1,726	252
Total current liabilities		333,739	289,982	42,040
Non-current liabilities
Long-term borrowings	8	6,000	4,980	722
Government grants		2,530	717	104
Due to related party		-	13,150	1,906
Lease liabilities - non-current	7	1,619	416	60
Total non-current liabilities		10,149	19,263	2,792
Total liabilities (including amounts of the consolidated VIEs without recourse to the Company of RMB295,304 and RMB250,191 as of March 31, 2025 and 2026, respectively)*		343,888	309,245	44,832
Commitments and contingencies		-	-	-

Shareholders’ equity
Class A ordinary shares, par value US$0.1; Authorized: 900,000,000 shares; Issued and outstanding: 721 shares as of March 31,2025 and 169,242 shares as of March 31, 2026*		26	5,839	846
Class B ordinary shares, par value US$0.001; Authorized: 100,000,000 shares; nil shares as of March 31, 2025 and March 31, 2026		-	-	-
Additional paid-in capital		732,909	1,204,970	174,684
Subscription Receivables		-	(155,495)	(22,542)
Accumulated deficit		(878,915)	(906,751)	(131,451)
Accumulated other comprehensive income		13,317	(5,500)	(799)
Total UTime Limited shareholders’ equity		(132,663)	143,063	20,738
Non-controlling interests		(5,191)	(5,191)	(753)
Total shareholders’ equity		(137,854)	137,872	19,985
Total liabilities and shareholders’ equity		206,034	447,117	64,817

*

On March 31, 2025, the Company effected a 10-for-1 consolidation of its ordinary shares; on November 21, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; on February 17, 2026, the Company effected a 5-for-1 sconsolidation of its ordinary shares; and on June 22, 2026, the Company effected a 10-for-1 consolidation of its ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(Amounts in thousands, except share data and per share data, or otherwise noted)

		Year ended March 31,
	Note	2024	2025	2026
		RMB	RMB	RMB	USD

Revenue	15	172,156	250,997	196,385	28,470
Cost of sales		163,286	243,913	194,417	28,185
Gross profit		8,870	7,084	1,968	285
Operating expenses:
Selling expenses		6,356	7,028	1,717	249
General and administrative expenses		40,711	137,591	25,153	3,646
Other (income)/expenses, net	10	(8,057)	527,088	(3,046)	(442)
Total operating expenses		39,010	671,707	23,824	3,453
Loss from operations		(30,140)	(664,623)	(21,856)	(3,168)
Interest expenses		3,617	3,927	5,980	867

Loss before income taxes		(33,757)	(668,550)	(27,836)	(4,035)
Income tax benefits	11	(171)	(59)	-	-

Net loss from continuing operations		(33,586)	(668,491)	(27,836)	(4,035)

Discontinued operations
Loss on disposal of discontinued operation		(26,719)	-	-	-
Loss from discontinued operations		(1,903)	(1,596)	-	-
Net loss from discontinued operations		(28,622)	(1,596)	-	-

Net loss		(62,208)	(670,087)	(27,836)	(4,035)
Less: Net loss attributable to non-controlling interests		(1,324)	-	-	-
Net loss attributable to UTime Limited		(60,884)	(670,087)	(27,836)	(4,035)

Comprehensive loss
Net loss attributable to UTime Limited		(60,884)	(670,087)	(27,836)	(4,035)
Foreign currency translation adjustment		1,456	10,584	(18,817)	(2,728)
Total comprehensive loss		(59,428)	(659,503)	(46,653)	(6,763)
Comprehensive loss attributable to UTime Limited		(59,428)	(659,503)	(46,653)	(6,763)

Losses per share attributable to UTime Limited
Continuing operations		(97.50)	(929.38)	(0.49)	(0.07)
Discontinued operations		(86.47)	-	-	-
Weighted average ordinary shares outstanding
Basic and diluted		331	721	56,302	56,302

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
(Amounts in thousands, except share data, or otherwise noted)

	Equity attributable to UTime Limited
	Class A Ordinary shares		Additional		Retained Earnings	Accumulated Other	Non(	Total
	Number of Shares*	Amount	Paid-in Capital	Subscription Receivable	(Accumulated Deficit)	Comprehensive Income (Loss)	Controlling Interests	Shareholders’ Equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of April 1, 2023	5,427	1	216,512	-	(175,893)	3,469	(3,357)	40,732
Net loss	-	-	-	-	(60,884)	-	(1,324)	(62,208)
Issuance of ordinary shares	149,539	11	88,322	-	-	-	-	88,333
Issuance of warrants	-	-	260,582	-	-	-	-	260,582
Issuance of shares to officers	1,880	-	8,465	-	-	-	-	8,465
Disposal of discontinue operation	-	-	-	-	27,949	(2,192)	-	25,757
Foreign currency translation difference	-	-	-	-	-	1,456	(510)	946
Balance as of March 31, 2024	156,846	12	573,881	-	(208,828)	2,733	(5,191)	362,607
Net loss	-	-	-	-	(668,491)	-	-	(668,491)
Issuance of ordinary shares	178,923	13	47,373	-	-	-	-	47,386
Issuance of warrants	23,527	1	111,655	-	-	-	-	111,656
Effect of rounding fractional shares into whole shares upon Reverse Stock Split	1,106	-	-	-	-	-	-	-
Disposal of discontinued operation	-	-	-	-	(1,596)	-	-	(1,596)

Foreign currency translation difference	-	-	-	-	-	10,584	-	10,584
Balance as of March 31, 2025	721	26	732,909	-	(878,915)	13,317	(5,191)	(137,854)
Net loss	-	-	-	-	(35,108)	-	-	(35,108)
Issuance of ordinary shares	115,013	3,967	473,907	(155,495)	-	-	-	322,379
Shares issued upon exercise of warrants	52,909	1,825	(1,825)	-	-	-	-	-
Effect of rounding fractional shares	(2)	-	-	-	-	-	-	-
Others	601	21	(21)	-	-	-	-	-
Gain on disposal of subsidiary	-	-	-	-	7,272	-	-	7,272
Foreign currency translation difference	-	-	-	-	-	(18,817)	-	(18,817)
Balance as of March 31, 2026	169,242	5,839	1,204,970	(155,495)	(906,751)	(5,500)	(5,191)	137,872

*	On March 31, 2025, the Company effected a 10-for-1 share consolidation of its ordinary shares; on November 21, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on February 17, 2026, the Company effected a 5-for-1 share consolidation of its ordinary shares; and on June 22, 2026, the Company effected a 10-for-1 share consolidation of its Class A ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	USD
Cash flows from operating activities:
Net loss	(62,208)	(670,087)	(27,836)	(4,035)
Net loss from discontinued operations	(28,622)	(1,596)	-	-
Net loss from continuing operations	(33,586)	(668,491)	(27,836)	(4,035)
Adjustments to reconcile net loss from operations to net cash used by operating activities
Depreciation and amortization	6,736	5,669	5,477	794
Amortization of operating lease right of use assets	-	-	1,400	203
Gain on disposal of subsidiary	-	-	(7,272)	(1,054)
Allowances for obsolete inventories, net	688	9,841	(3,999)	(580)
Impairment of long-live assets	-	10,496	-	-
Allowance for credit losses, net	152	505,754	(17,188)	(2,492)
Share-based compensation and expenses	8,892	111,034	-	-
Deferred tax	(171)	-	-	-
Amortization of deferred loss on sale-leaseback	-	-	170	25
Government grants	(2,542)	(1,812)	(1,813)	(263)
Net change in operating assets and liabilities:
Accounts receivable	4,118	(22,312)	15,199	2,203
Prepaid expenses and other current assets	(361,724)	(41,877)	(59,786)	(8,667)
Prepaid tax	-	-	(3,054)	(443)
Inventories	4,459	(5,166)	6,518	945
Accounts payable	(10,606)	32,412	(37,405)	(5,423)
Other payables and accrued liabilities	4,213	25,381	(15,540)	(2,253)
Operating lease liabilities	-	-	(1,159)	(168)
Net cash used in operating activities - Continuing operations	(379,371)	(39,071)	(146,288)	(21,208)
Net cash provided by operating activities - Discontinued operations	246	-	-	-
Net cash used in operating activities	(379,125)	(39,071)	(146,288)	(21,208)

Cash flows from investing activities:
Acquisition of property, plant and equipment	(971)	-	(44)	(6)
Proceeds from sale of property, plant and equipment	6,500	-	-	-

Net cash provided by/(used in) investing activities - Continuing operations	5,529	-	(44)	(6)
Net cash used in investing activities - Discontinued operations	(9)	-	-	-
Net cash provided by /(used in) investing activities	5,520	-	(44)	(6)

Cash flows from financing activities:
Proceeds from short-term borrowings	60,571	36,000	63,300	9,177
Loan received from a shareholder	41,796	-	-	-
Repayment of loan from a shareholder	(14,200)	-	-	-
Repayment of short-term borrowings	(57,557)	(29,349)	(58,660)	(8,504)
Repayments of long-term borrowings	(7,950)	-	-	-
Loan received from/(repayment of) Related parties	2,949	5,530	(12,724)	(1,845)
Proceeds from issuance of ordinary shares	350,001	47,374	322,379	46,735
Payment of capital lease obligation	(498)	(264)	-	-
Payment of finance liabilities	-	-	(2,926)	(424)
Net cash provided by financing activities	375,112	59,291	311,369	45,139

Effect of exchange rate changes on cash and cash equivalent and restricted cash	3,234	11,818	(12,135)	(976)
Net increase in cash and cash equivalent and restricted cash	4,741	32,038	152,902	22,949
Cash and cash equivalents and restricted cash at beginning of year	72,434	77,175	109,213	15,050
Cash and cash equivalents and restricted cash at end of year	77,175	109,213	262,115	37,999
Cash and cash equivalents and restricted cash at end of year - Continuing operations	77,175	109,213	262,115	37,999

UTIME LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
(Amounts in thousands or otherwise noted)

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB	USD

Supplemental disclosures of cash flow information:
Interest paid	3,635	-	3,247	471

	As of March 31,
	2024	2025	2026
	RMB	RMB	RMB	USD
Reconciliation of cash, cash equivalents and restricted cash in consolidated statements of cash flows
Restricted cash	500	-	288	42
Cash and cash equivalents	76,675	109,213	261,827	37,957
Cash, cash equivalents and restricted cash	77,175	109,213	262,115	37,999

The accompanying notes are an integral part of these consolidated financial statements.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES

UTime Limited was incorporated as an exempted company with limited liability under the laws of the Cayman Islands on October 9, 2018. UTime Limited does not conduct any substantive operations on its own but instead conducts its business operations through its subsidiaries, variable interest entity (“VIE”) and the subsidiaries of the VIE. UTime Limited, its subsidiaries, VIE and the subsidiaries of the VIE (together, the “Company”) is primarily engaged in the operation of designing, manufacturing and marketing mobile communication devices and selling a variety of related accessories.

(a) History and Reorganization

The Company commenced its operations in June 2008 through United Time Technology Co., Ltd. (“UTime SZ” or “VIE”), a People’s Republic of China (the “PRC” or “China”) company established by Mr. Minfei Bao (“Mr. Bao”), Mr. Junlin Zhou (“Mr. Zhou”) and Mr. Bo Tang (“Mr. Tang”). As of March 31, 2017, Mr. Bao, Mr. Zhou and Mr. Tang held 52%, 28% and 20% equity interests of UTime SZ, respectively. In February 2018, Mr. Bao acquired 28% and 20% equity interests of UTime SZ from Mr. Zhou and Mr. Tang, respectively, with the total consideration of RMB9.6 million in cash through his private fund. As of the acquisition date, such non-controlling interests amounted to RMB17.2 million and were transferred to equity attributable to UTime Limited, of which RMB1.0 million relating to foreign currency translation was transferred to the accumulated other comprehensive income, and the remaining balance of RMB16.2 million was transferred to additional paid-in capital. After the acquisition, Mr. Bao became the sole shareholder of UTime SZ. Prior to the reorganization, UTime SZ’s equity interests were held by Mr. Bao.

For the purpose of preparing for an initial public offering in the United States (“IPO”), the following transactions were undertaken to reorganize the legal structure (the “Reorganization”) of the Company. In October 2018, UTime Limited was incorporated in the Cayman Islands. In November and December 2018, UTime International Limited (“UTime HK”) was incorporated in Hong Kong, and Shenzhen UTime Technology Consulting Co., Ltd. (“UTime WFOE”) was incorporated in China.

In March 2019, UTime WFOE entered into a series of contractual agreements with the VIE and Mr. Bao, which were further amended and restated in August and September 2019, respectively, and were entered into among UTime WFOE, VIE, Mr. Bao and Mr. Min He (“Mr. He”). Pursuant to these agreements as detailed in note 1(b), the Company believes that these contractual arrangements would enable the Company to (1) have power to direct the activities that most significantly affect the economic performance of the VIE and its subsidiaries, and (2) receive the economic benefits of the VIE and its subsidiaries that could be significant to the VIE and its subsidiaries. Accordingly, the Company is considered the primary beneficiary of the VIE and is able to consolidate the VIE and its subsidiaries.

Do Mobile India Private Ltd. (“Do Mobile”) was incorporated on October 24, 2016 in New Delhi, India. It is an operating entity that sells cell phone products and provides after-sale services for the Company’s own in-house brand products in India. Prior to the reorganization, the majority of Do Mobile’s equity interests were held by Mr. Bao through an entrustment agreement with Mr. Wukai Song through a holding company, Bridgetime Limited (“Bridgetime”). Bridgetime was incorporated on September 5, 2016 in the British Virgin Islands (“BVI”) under the laws of BVI, with Mr. Wukai Song owning 70% through an entrustment agreement between him and Mr. Bao, and Mr. Yunchuan Li owning a 30% equity interest.

On March 5, 2018, Bridgetime issued 100,000 shares to Mr. Wukai Song, changing shareholders’ structure to Mr. Wukai Song owning 90% equity interest, which are controlled by Mr. Bao through an entrustment agreement between Mr. Bao and Mr. Wukai Song, and Mr. Yunchuan Li owning 10% of equity interest. On December 5, 2018, Bridgetime approved board resolutions that appointed and registered Mr. Yihuang Chen as a new director. On March 11, 2019, Bridgetime approved board resolutions that transferred one (1) share of Do Mobile to Mr. Yihuang Chen and made him nominal shareholder of Do Mobile, removed Mr. Yunchuan Li as the director of Bridgetime and the authorized representative of Do Mobile, and appointed Mr. Wukai Song as the authorized representative of Do Mobile. On April 4, 2019, Bridgetime approved board resolutions that forfeited 15,000 shares held by Mr. Yunchuan Li, cancelled those shares accordingly and amended Bridgetime’s memorandum of association changing the authorized shares from 150,000 to 135,000 at a par value of US$1.00 which was accounted as a cancellation of non-controlling interest in the consolidated statements of shareholders’ equity.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

After this, Mr. WuKai Song owned 100% of equity interest of Bridgetime, which interest is controlled by Mr. Bao through an entrustment agreement between Mr. Bao and Mr. Wukai Song. On May 23, 2019, Bridgetime approved board resolutions that transferred 135,000 ordinary shares owning by Mr. Wukai Song to UTime Limited. Since inception, Bridgetime has only made nominal investments into Do Mobile and no substantial business operations have occurred.

On May 20, 2019, the Company approved board resolutions that agreed to transfer 12,000,000 ordinary shares being owned by Mr. Bao to Grandsky Phoenix Limited, a company that was established under the laws of BVI and 100% owned by Mr. Bao.

As all the entities involved in the process of the Reorganization are under common control before and after the Reorganization, the Reorganization is accounted for in a manner similar to a pooling-of-interest with the assets and liabilities of the parties to the Reorganization carried over at their historical amounts.

On June 3, 2019, the Company entered into a share subscription agreement with HMercury Capital Limited, a company that was incorporated under the laws of BVI and controlled by Mr. He. HMercury Capital Limited purchased an aggregation of 377,514 ordinary shares. On the same day, the Company approved board resolutions for issuance of 377,514 ordinary shares at par value US$0.0001 to HMercury Capital Limited based on the share subscription agreement. As a result, Grandsky Phoenix Limited and HMercury Capital Limited own 96.95% and 3.05% of equity interest of the Company.

On April 29, 2020, the Company approved board resolutions, which became effective immediately, that agreed to repurchase 7,620,000 and 239,721 ordinary shares, which were subsequently cancelled, at par value (the “Repurchased Shares”) from Grandsky Phoenix Limited and HMercury Capital Limited, respectively, in accordance with their respective share percentages based on the share repurchase agreement that the Company entered into with Grandsky Phoenix Limited and HMercury Capital Limited on April 29, 2020. On August 13, 2020, the Company approved board resolutions and signed capital contribution letter with Grandsky Phoenix Limited and HMercury Capital Limited, respectively. Based on the capital contribution letter, each shareholder opted not to receive the consideration for the Repurchased Shares and made a pure capital contribution in the sum of the purchase price in favor of the Company without the issue of additional shares of the Company. Before and after the repurchase of ordinary shares, Mr. Bao, through Grandsky Phoenix Limited, and Mr. He, through HMercury Capital Limited, owned 96.95% and 3.05% of our issued and outstanding ordinary shares, respectively. The Company considers this repurchase of ordinary shares to be part of the Company’s recapitalization which resulted in 4,517,793 ordinary shares issued and outstanding prior to completion of its IPO. The Company believes it is appropriate to reflect these nominal share repurchases to result in 4,517,793 ordinary shares issued and outstanding or reduction of 63.5% of total ordinary shares being issued and outstanding after the repurchase of ordinary shares similar to a 0.365-for-1 reverse stock split.

As of March 31, 2026, details of the subsidiaries and VIE of the Company are set out below:

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

Exclusive Technical Consultation and Service Agreement. Pursuant to the exclusive technical consultation and service agreement entered into between UTime WFOE and the VIE, dated on March 19, 2019, UTime WFOE has the exclusive right to provide or designate any entity to provide the VIE business support, technical and consulting services. Further, the VIE agrees to pay UTime WFOE (i) the service fees equal to the sum of 100% of the net income of the VIE of that year or such other amount otherwise agreed by UTime WFOE and the VIE; and (ii) service fee otherwise confirmed by UTime WFOE and the VIE for specific technical services and consulting services provided by UTime WFOE in accordance with the VIE’s requirement from time to time. The exclusive consultation and service agreement will continue to be valid unless the written agreement is signed by all parties to terminate it or a mandatory termination is requested in accordance with applicable PRC laws and regulations.

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

Mr. Bao and Mr. He hold 96.95% and 3.05% equity interest in the VIE, respectively. The shareholders of the VIE may have potential conflicts of interest with us. The VIE shareholders may breach, or cause the VIE to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIE, which would have a material and adverse effect on our ability to determine the most significant economic activities of the VIE and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with the VIE to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise the shareholders will act in the best interests of our company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between the shareholders and our company. If we cannot resolve any conflict of interest or dispute between us and the shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

The Company has aggregated the financial information of the VIE and subsidiaries of the VIE in the table below. The aggregate carrying value of assets and liabilities of VIE and its subsidiaries (after elimination of intercompany transactions and balances) in the Company’s consolidated balance sheets as of March 31, 2025 and 2026 are as follows:

	As of March 31,
	2025	2026
	RMB	RMB
Assets
Current assets
Cash and cash equivalents	517	6,654
Restricted Cash	-	288
Accounts receivable, net	-	3,009
Prepaid expenses and other current assets, net	11,640	51,580
Due from related parties	566	32,887
Inventories	6,351	3,832
Prepaid tax	-	3,054
Total current assets	19,074	101,304
Non-current assets
Property, plant and equipment, net	39,599	34,196
Operating lease right-of-use assets, net	1,714	900
Finance lease right-of-use assets, net	2,246	1,660
Intangible assets, net	205	174
Deferred loss on sale-leaseback	605	435
Total non-current assets	44,369	37,365
Total assets	63,443	138,669

Liabilities
Current liabilities
Accounts payable	138,504	101,099
Short-term borrowings	57,600	57,860
Short Term Portion of long term loan	-	5,400
Current portion of government grants	1,812	1,812
Due to related parties	16,949	26,345
Interest payable to related party	-	146
Lease liabilities	4,085	1,203
Other payables and accrued liabilities	64,604	135,337
Current liabilities related to discontinued operations	1,601	1,726
Total current liabilities	285,155	330,928
Non-current liabilities
Long-term borrowings	6,000	4,980
Government grants	2,530	717
Due to related parties	-	13,150
Lease liability - non-current	1,619	416
Total non-current liabilities	10,149	19,263

Total liabilities	295,304	350,191

The table sets forth the revenue, net loss and cash flows of the VIE and subsidiaries of VIE in the table below.

	Year ended March 31,
	2025	2026
	RMB	RMB
Revenue	250,997	196,385
Net loss	(192,162)	(27,088)
Net cash used in operating activities	(392)	(2,953)
Net cash used in investing activities	-	(44)
Net cash provided by financing activities	6,024	4,640

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 1 — ORGANIZATION AND PRINCIPAL ACTIVITIES (cont.)

(c) Initial Public Offering

On April 8, 2021, the Company completed its IPO on the Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4.00 per share, for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

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

(e) Termination of operation in India and Discontinued operation in Mexico

Due to an overall change of the business environment in India and Mexico, during the year ended March 31, 2024, the Company decided to make a strategic change and terminated its operations in India, where in-house brand products were produced, and ceased operations in Mexico. A loss on disposal of net assets related to operations in India was recorded in the consolidated financial statements. The assets, liabilities and expenses of Mexico are disclosed as assets, liabilities and loss from discontinued operations in the consolidated financial statements.

The following table presents the carrying amounts of assets and liabilities for the discontinued operations of Gesoper and Firts in Mexico and Utime India and Do Mobile in India:

	As of March 31,
	2025	2026
	RMB	RMB

Assets classified as discontinued operation	-	-

Liabilities classified as discontinued operation	1,601	1,726

The financial results of these operations are presented as following in the consolidated statement of comprehensive loss.

	Year ended March 31,
	2025	2026
	RMB	RMB

Loss from discontinued operation, net of income taxes	1,596	-
Profit on disposal of discontinued operation	-	-

(f) Strategic Restructuring and Cessation of Subsidiary Operations

On July 16, 2025, the Company completed the industrial and commercial deregistration of Utime HZ, an inactive subsidiary in the People’s Republic of China. Utime HZ’s assets and liabilities represented approximately 0.04% of the Company’s consolidated total assets and total liabilities, respectively. Upon deregistration, the Company recognized a gain on disposal of approximately RMB2.2 million, primarily attributable to the derecognition of net liabilities of the subsidiary. The deregistration did not result in any cash proceeds and therefore did not give rise to investing cash flows in the consolidated statements of cash flows. The transaction did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

On October 10, 2025, the Board of Directors of the Company approved the immediate cessation of operations of the following subsidiaries: Changsha Utime Business Management Co., Ltd., WTO New York Inc., and UT (HK) International Technology Co Limited. The Board determined that such action was in the best interests of the Company due to strategic operation switch and lack of business opportunities. Subsequently, on November 20, 2025 and November 25, 2025, the Company entered into separate share transfer agreements, pursuant to which all of the equity interests in Changsha Utime Business Management Co., Ltd and WTO New York Inc. were sold to Ali Ejaz and Amir Sohail, respectively, at a consideration of US$1.00 per entity, giving effect to the Board’s resolution. On December 5, 2025, the respective confirmations of share transfer for both entities were duly executed. Following the date of such confirmations, these subsidiaries ceased to be consolidated into the Company’s financial statements.

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

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries, VIE and VIE’s subsidiaries for which the Company is the primary beneficiary. All significant inter-company balances and transactions between the Company, its subsidiaries, the VIE and the VIE’s subsidiaries are eliminated.

Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities in the ordinary course of business.

During the year ended March 31, 2026, the Company incurred a net loss of approximately RMB27.8 million and incurred net cash outflows from operating activities of approximately RMB146.3 million. These conditions indicate that the Company’s operations have not yet generated sufficient operating cash flows to fund ongoing business activities and were considered by management in its assessment of the Company’s ability to continue as a going concern.

During fiscal year 2026, the Company completed several equity financing transactions, raising aggregate gross proceeds of approximately US$46.7 million, which significantly strengthened the Company’s liquidity position. As a result, cash and cash equivalents and restricted cash increased to approximately RMB262.1 million as of March 31, 2026, and the Company had positive working capital at year end.

Accordingly, the Company’s liquidity position at March 31, 2026 was primarily supported by the completed equity financing transactions.

Management performed its going concern assessment in accordance with ASC 205-40, Presentation of Financial Statements—Going Concern, and considered the Company’s historical operating performance, current financial position, forecast cash flows, expected operating cash requirements and available sources of liquidity for the twelve-month period following the issuance date of these consolidated financial statements.

In performing its assessment, management gave significant consideration to the Company’s existing cash resources and the proceeds received from the completed equity financing transactions, together with its forecast operating cash requirements. Management also considered planned operating initiatives, including continued cost optimisation, active working capital management and prudent management of discretionary operating expenditures, which are intended to further support the Company’s liquidity position.

Although the Company expects to continue generating operating cash outflows until its operations produce sustainable positive operating cash flows , management believes that the Company’s existing cash resources, together with the proceeds from the completed equity financing transactions, provide sufficient liquidity to enable the Company to meet its obligations as they become due for at least twelve months from the issuance date of these consolidated financial statements.

Accordingly, while the Company’s historical operating losses and negative operating cash flows initially raised substantial doubt regarding its ability to continue as a going concern, management concluded that its plans alleviate that substantial doubt. Therefore, the accompanying consolidated financial statements have been prepared on a going concern basis.

The accompanying consolidated financial statements do not include any adjustments relating to the recoverability or classification of assets or the amounts and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management of the Company to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Management evaluates these estimates and assumptions on a regular basis. Significant accounting estimates reflected in the Company’s consolidated financial statements is following:

●	Expected Credit Losses (“ECL”) Assessment for Accounts Receivable and Other Receivables
●	Recoverability of Prepaid Expenses, Other Current Assets and Subscription Receivables
●	Valuation of Inventories at the Lower of Cost or Net Realizable Value
●	Impairment Assessment of Property, Plant and Equipment
●	Valuation Allowance Assessment of Deferred Tax Assets

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, bank deposits and short-term, highly liquid investments with original maturities of three months or less at the date of purchase, that are readily convertible to known amounts of cash and have insignificant risk of changes in value related to changes in interest rates.

Restricted cash

Restricted cash represents cash balances that are subject to restrictions on withdrawal or use. As of March 31, 2026, the Company’s restricted cash primarily comprised bank deposits frozen pursuant to judicial preservation orders in connection with ongoing legal proceedings. Such balances are not available for general operating purposes until the relevant legal restrictions are lifted. Restricted cash is classified as current or non-current based on the expected timing of the release of the restrictions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounts receivable, net

Accounts receivable and other receivables are reflected in the Company’s consolidated balance sheets at their estimated collectible amounts. A substantial majority of its accounts receivable are derived from sales to well-known technological clients. The Company follows the allowance method of recognizing uncollectible accounts receivable and other receivables, pursuant to which the Company regularly assesses its ability to collect outstanding customer invoices and make estimates of the collectability of accounts receivable and other receivables. The Company estimates expected credit losses over the contractual life of its accounts receivable and records an allowance for credit losses based on management’s assessment of the collectability of outstanding balances. The allowance for doubtful accounts is reviewed on a timely basis to assess the adequacy of the allowance. In estimating the allowance for credit losses, the Company considers historical credit loss experience, the financial condition of customers, aging of receivables, historical payment patterns, current economic conditions and reasonable and supportable forecasts that may affect the collectability of outstanding balances.

The allowance is reassessed at each reporting date. Changes in customer-specific factors, historical loss experience or economic conditions may result in revisions to the estimated allowance for credit losses, which are recognized in the consolidated statements of comprehensive loss in the period such changes become known.

Concentration of credit risk and major customers

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2025 and 2026, the aggregate amounts of cash and cash equivalents, and restricted cash are RMB109.2 million and RMB262.1 million respectively.

To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in PRC. The Company conducts credit evaluations of its customers, and generally does not require collateral or other security from them. The Company estimates an allowance for credit losses based on historical loss experience, current conditions and reasonable and supportable forecasts. As of March 31, 2025 and 2026, the Company recorded RMB52.8 million and RMB32.4 million of allowances for accounts receivable, respectively.

Major customers and accounts receivable —During the year ended March 31, 2024, the Company had three customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB37.8 million, RMB24.3 million and RMB20.0 million, respectively, relate to OEM/ ODM services segment. During the year ended March 31, 2025, the Company had one customer that accounted for more than 10% of total revenues of RMB26.5 million. During the year ended March 31, 2026, the Company had two customers that accounted over 10% of revenues, and revenue from the customers amounted to RMB39.8 million, and RMB22.2 million, respectively, relate to OEM/ ODM services segment.

Major suppliers —During the year ended March 31, 2024, the Company had two suppliers that accounted over 10% of total purchases and processing fees from the supplier amounted to RMB56.9 million. During the year ended March 31, 2025, the Company had three supplier that accounted over 10% of total purchases and processing fees from the supplier amounted to RMB115.4 million. During the year ended March 31, 2026, the Company had four suppliers that accounted over 10% of total purchases and processing fees from the supplier amounted to RMB141.0 million.

Inventories

Inventories consist of raw materials, finished goods and work in process and are stated at the lower of cost or net realizable value, with cost determined using the weighted-average method. Cost includes raw materials, direct labor, other direct costs, consignment manufacturing costs and manufacturing overhead.

The Company evaluates inventories at each reporting date for excess, slow-moving and obsolete items. In assessing the appropriate inventory reserve, management considers factors including inventory aging, historical and expected sales, product life cycles, forecast demand and estimated net realizable value. Inventory items that have remained on hand for an extended period, including inventories aged over one year where recovery is not expected, are generally fully reserved unless sufficient evidence supports their recoverability. Inventories are written down to their estimated net realizable value when cost is not expected to be recovered.

During the year ended March 31, 2026, the Company recorded a reversal of inventory write-downs of approximately RMB4.0 million. The reversal primarily resulted from the sale or utilization of inventories that had previously been written down, together with updated assessments of their net realizable value. The Company did not change its inventory valuation methodology during the year.

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

Intangible assets, net

Intangible asset results from the acquisition of licensed software and customer relationships. Identifiable intangible assets are carried at acquisition cost less accumulated amortization and impairment loss, if any. The Company accounts for such licensed software with definite lives and amortized using the straight-line method over its estimated useful life of 3 to 10 years.

Impairment of long-lived assets

The Company reviews the carrying value of long-lived assets to be held and used when events and circumstances warrants such a review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed are determined in a similar manner, except that fair market values are reduced for the cost to dispose. An impairment charge of RMB 9 million and nil was recognized as of March 31, 2025 and 2026.

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

Fair Value of Financial Instruments

Borrowings — The fair value of the Company’s borrowings approximates their carrying amounts as the borrowings bear interest at rates that are comparable to current market rates for similar instruments. The fair value is estimated using observable market inputs and is classified as a Level 2 measurement within the fair value hierarchy.

Other financial items for disclosure purpose — The carrying amounts of the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, borrowings due within one year, and other payables and accrued liabilities, approximate their fair values due to the short-term nature of these instruments.

Government Grants

Government grants are recognized in the balance sheet initially when there is reasonable assurance that they will be received and that the enterprise will comply with the conditions attached to them. When the Company received the government grants but the conditions attached to the grants have not been fulfilled, such government grants are deferred and recorded as deferred revenue. As of March 31, 2025 and 2026, deferred revenue from government grants was RMB 2.5 million and RMB 0.7 million, respectively. The classification of short-term or long-term liabilities depends on management’s expectation of when the conditions attached to the grant can be fulfilled. Grants that compensate the Company for expenses incurred are recognized as other income in statement of income on a systematic basis in the same periods in which the expenses are incurred. Government subsidies recognized as other income in the consolidated statement of comprehensive loss for the years ended March 31, 2024, 2025 and 2026 were RMB2.4 million, RMB2.9 million and RMB1.9 million, respectively.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Determination of incremental borrowing rate for leases

The Company determines the incremental borrowing rate (“IBR”) used to measure lease liabilities when the implicit rate in the lease is not readily determinable, in accordance with ASC 842, Leases. The IBR represents the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term and in a similar economic environment for an amount equal to the lease payments.

In determining the IBR, the Company considers factors including the lease term, the Company’s credit profile, the nature and quality of the underlying collateral, and prevailing market borrowing rates for comparable financing arrangements. The Company may also consider observable market data and adjustments for differences in economic conditions, lease terms, and collateralization.

The determination of the incremental borrowing rate requires significant judgment. Changes in the Company’s credit profile, market interest rates, or other relevant factors could result in changes to the incremental borrowing rate used to measure future lease liabilities and right-of-use assets.

The Company determines whether an arrangement is or contains a lease at contract inception. Right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date for leases with terms greater than 12 months. The Company classifies leases as either operating leases or finance leases in accordance with ASC 842.

ROU assets represent the Company’s right to use the underlying leased assets during the lease term, while lease liabilities represent the obligation to make lease payments arising from the leases. Lease liabilities are initially measured at the present value of future lease payments over the lease term. ROU assets are initially measured based on the corresponding lease liabilities, adjusted for lease payments made at or before the commencement date, initial direct costs incurred and lease incentives received.

Most of the Company’s leases do not provide an implicit interest rate. Accordingly, the Company uses its incremental borrowing rate at the lease commencement date to determine the present value of lease payments. When the implicit rate is readily determinable, that rate is used.

Lease terms may include renewal or termination options when it is reasonably certain that the Company will exercise those options. Lease expense for operating leases is recognized on a straight-line basis over the lease term.

The Company has elected the short-term lease recognition exemption for all classes of underlying assets. Accordingly, leases with an initial term of 12 months or less that do not include a purchase option reasonably certain to be exercised are not recognized on the consolidated balance sheets, and the related lease payments are recognized as lease expense over the lease term.

Renewal periods are included in the lease term only when the Company is reasonably certain to exercise the renewal option. Otherwise, optional renewal periods are excluded from the measurement of the related ROU assets and lease liabilities.

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

Revenue recognition

The Company derives revenue principally from the sale of mobile phones, notebook computers and accessories. Revenue from contracts with customers is recognized using the following five steps:

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

The Company’s revenue is primarily derived from original equipment manufacturing (OEM) and original design manufacturing (ODM) services for well-known brands positioned in the emerging middle class consumer groups and price-sensitive consumers in emerging markets. Refer to Note 15 to the consolidated financial statements for disaggregation of the Company’s revenue by type of product and geography information for the years ended March 31, 2024, 2025 and 2026.

The following table disaggregates the Company’s revenue by type of contract for the years ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
OEM/ODM	172,156	250,997	196,385
Total	172,156	250,997	196,385

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

Warranty

The Company offers a standard product warranty that the product will operate under normal use. For products sold to OEM/ODM customers, the warranty period generally ranges from one to two years from the time of final acceptance. In general, the Company ships free spare parts as product warranty to these customers while the products are sold. For products sold to end users through retailers in India, the warranty period includes a one year warranty to end users. The Company has the obligation, at its option, to either repair or replace the defective product. The customers cannot separately purchase the warranty and the warranty doesn’t provide the customer with additional services other than assurance that the product will function as expected. At the time revenue is recognized, an estimate of future warranty costs is recorded as a component of cost of revenues. The reserves established are regularly monitored based upon historical experience and any actual claims charged against the reserve.

Value added tax

In the PRC, value added tax (“VAT”) of 17% (before May 1, 2018), 16% (from May 1, 2018 to April 1, 2019) and 13% (after April 1, 2019 until present) on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The Company reports revenue net of VAT. The VIE and its subsidiary in China that are VAT general tax payers are allowed to offset qualified VAT paid against their output VAT liabilities.

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

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Research and development costs

All research and development costs, including patent application costs, are expensed as incurred. Research and development costs total RMB 16.6 million, RMB9.5 million and RMB5.4 million for the years ended March 31, 2024, 2025 and 2026, respectively, and are included within general and administrative expenses in the consolidated statements of comprehensive loss.

Employee social security and welfare benefits

The employees of the Company are entitled to social benefits in accordance with the relevant regulations of the countries in which these companies are incorporated. The social benefits of the employees of the Company in the PRC include medical care, welfare subsidies, unemployment insurance, employment housing fund and pension benefits. The total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 1.0 million, RMB0.9 million and RMB0.6 million for the years ended March 31, 2024, 2025 and 2026, respectively.

Borrowing costs

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

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on the recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Company’s uncertain tax positions and determining its provision for income taxes. The Company recognizes interests and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Company did not recognize any interest and penalties associated with uncertain tax positions for the years ended March 31, 2024, 2025 and 2026. As of March 31, 2025 and 2026, the Company did not have any significant unrecognized uncertain tax positions.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Statutory reserves

Pursuant to the laws applicable to the PRC, domestic PRC entities must make appropriations from after-tax profit to non-distributable reserves funds. Subject to the limits of 50% of the entity’s registered capital, the statutory surplus reserve fund requires annual appropriations of 10% of after-tax profit (as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) at each year-end). These reserve funds can only be used for specific purposes and are not distributable as cash dividends. Appropriation has been made to these statutory reserve funds of RMB nil for the years ended March 31, 2024, 2025 and 2026.

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

Foreign currency translation and transactions

The reporting currency of the Company is the RMB. The Company’s subsidiaries, consolidated VIE and VIE’s subsidiaries with operations in the PRC, Hong Kong, and other jurisdictions generally use their respective local currencies as their functional currencies, except that UTime Trading uses United States dollar (“US$”) as its functional currency. The financial statements of the Company’s subsidiaries, other than the consolidated VIE and VIE’s subsidiary with the functional currency in RMB, are translated into RMB using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rate for equity amounts and the average rate during the reporting period for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of shareholders’ equity.

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

Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive loss and consolidated statements of cash flows from RMB into USD as of and for the year ended March 31, 2026 are solely for the convenience of the reader and has been made at the exchange rate quoted by the central parity of RMB against the USD by the People’s Bank of China on March 31, 2026 of USD 1.00 = RMB6.8980. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate on March 31, 2026, or at any other rate.

UTIME LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive loss

Comprehensive loss comprises net loss and other comprehensive income (loss). The Company’s other comprehensive income (loss) consists solely of foreign currency translation adjustments.

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

Segment reporting

The Company follows ASC 280, Segment Reporting, which requires disclosure of segment information based on the manner in which management allocates resources and assesses performance. The chief operating decision maker (“CODM”), identified as the Company’s Chief Executive Officer, evaluates operating performance and allocates resources based on consolidated financial information.

The Company determined that it operates as a single operating and reportable segment as the CODM reviews consolidated operating results, financial performance and cash flows on a company-wide basis, and discrete financial information for individual business activities is not regularly reviewed for purposes of allocating resources or assessing performance. All of the Company’s revenue is derived from OEM/ODM activities.

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

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Numerator:
Net loss attributable to UTime Limited, basic and diluted	(60,884)	(670,087)	(27,836)
Denominator:
Weighted average shares outstanding, basic and diluted*	331	721	56,302
Net loss attributable to UTime Limited per ordinary share:
Continuing operations	(97.50)	(929.38)	(0.49)
Discontinued operations	(86.47)	-	-

*	On March 31, 2025, the Company effected a 10-for-1 share consolidation of its ordinary shares; on November 21, 2025, the Company completed a 100-for-1 share consolidation of its Class A ordinary shares; and on February 17, 2026, the Company effected a 5-for-1 share consolidation of its ordinary shares; and on June 22, 2026, the Company effected a 10-for-1 share consolidation of its Class A ordinary shares. All share and per share information presented in the accompanying condensed consolidated financial statements have been retrospectively adjusted to reflect these share consolidation events.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Recently issued accounting standards

ASU 2024-03 — Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures: In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income (Subtopic 220-40): Expense Disaggregation Disclosures. This ASU requires additional disclosures about specific expense categories, including purchases of inventory, employee compensation, depreciation, and intangible asset amortization included in relevant expense captions. The amendments also require qualitative disclosures regarding remaining amounts within expense captions and disclosure of total selling expenses and the entity’s definition of selling expenses.

The amendments in ASU 2024-03 are effective for fiscal years beginning after December 15, 2026, and interim reporting periods within fiscal years beginning after December 15, 2027. For the Company, the guidance will be effective for the fiscal year beginning April 1, 2027 and interim periods beginning April 1, 2028. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of this standard on its consolidated financial statement disclosures.

ASU 2023-09 — Income Taxes (Topic 740): Improvements to Income Tax Disclosures: In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which enhances income tax disclosure requirements, primarily related to rate reconciliation and income taxes paid.

The amendments are effective for fiscal years beginning after December 15, 2024. The Company adopted this standard effective April 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows, as the standard only expands existing disclosures and does not affect the recognition, measurement, or classification of income tax assets and liabilities.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), which enhances segment disclosure requirements, including for entities with a single reportable segment. The guidance requires disclosure of significant segment expenses, other segment items, and the CODM’s title and position, along with an explanation of how the CODM uses the reported measure(s) to assess performance and allocate resources. The ASU also expands interim disclosure requirements.

The standard is effective for fiscal years beginning after December 15, 2023, and for interim periods beginning after December 15, 2024, with retrospective application required. The Company adopted this standard effective April 1, 2025. The adoption did not have a material impact on the Company’s consolidated financial position, results of operations, or cash flows, as the standard only expands existing disclosures

The Company has adopted all accounting standards that became effective for fiscal years beginning on or before April 1, 2025, including ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), and related amendments. The adoption of these standards did not have a material impact on the Company’s unaudited consolidated financial statements unless otherwise disclosed.

NOTE 3 — ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2025	2026
	RMB	RMB
Accounts receivable	52,845	34,208
Less: Allowance for credit losses	(52,845)	(32,371)
Accounts receivable, net	-	1,837

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 3 — ACCOUNTS RECEIVABLE, NET (cont.)

The Company estimates expected credit losses on accounts receivable based on historical loss experience, customer-specific information, subsequent collections, current economic conditions and other relevant factors affecting collectability. The movement in the allowance for credit losses was as follows:

	2025	2026
Balance at beginning of year	293	52,845
Additions/(reversal) for the year	52,065	(17,035)
Foreign currency translation difference	487	(3,439)
Balance at the end of year	52,845	32,371

As of March 31, 2025 and 2026, the allowance for credit losses amounted to RMB52.8 million and RMB32.4 million, respectively. The allowance primarily relates to individually assessed receivables from customers experiencing financial difficulties or other circumstances adversely affecting the expected collectability of the related balances. The decrease in the allowance during FY2026 primarily reflects the reduction in gross accounts receivable following collections and write-offs. Management reassessed the remaining receivables as of March 31, 2026 and concluded that the recorded allowance remained appropriate based on the characteristics and expected collectability of the outstanding balances.

Management performs periodic assessments of outstanding receivables, taking into consideration customer-specific information, historical collection experience, subsequent collections and current economic conditions. Based on these assessments, management concluded that the recorded allowance for credit losses was appropriate as of each reporting date.

NOTE 4 — PREPAID EXPENSES AND OTHER CURRENT ASSETS, NET

	As of March 31,
	2025	2026
	RMB	RMB
Advance to suppliers	467,429	104,496
Receivables from supply chain service provider	6,042	-
Other receivables	25,781	65,748
Less: Allowance for credit losses	(453,717)	(64,217)
Prepaid expenses and other current assets, net	45,535	106,027

During the year ended March 31, 2026, the allowance for credit losses decreased primarily as a result of the recovery, settlement and/or write-off of certain previously impaired balances together with management’s reassessment of the remaining outstanding balances.

	2025	2026
	RMB	RMB
Balance at beginning of period	355	453,717
Disposal of subsidiaries	-	(397,497)
Additions/(reversal) for the year	453,689	(706)
Foreign currency translation difference	(327)	8,703
Balance at the end of period	453,717	64,217

As of March 31, 2026, other receivables primarily consisted of deposits for leased equipment amounting to RMB1.8 million and funds advanced under an asset management arrangement that had not yet been invested as of the reporting date, amounting to RMB4.0 million.

During fiscal year 2024, the Company entered into several purchase agreements with suppliers in China for the procurement of raw materials and made advance payments accordingly. Due to the termination of cooperation with certain OEM/ODM customers and the related cancellation of purchase orders, management concluded during fiscal year 2025 that a significant portion of these supplier advances was no longer expected to be recoverable and recognized an allowance for credit losses.

During the year ended March 31, 2026, the allowance for credit losses decreased primarily due to the recovery, settlement and/or write-off of certain previously impaired balances, together with management’s reassessment of the remaining supplier advances and other receivable balances based on the latest available information.

As of March 31, 2025 and 2026, the allowance for credit losses amounted to RMB453.7 million and RMB64.2 million, respectively. The allowance primarily relates to supplier advances that are no longer expected to be recovered following the cancellation of purchase orders associated with the termination of cooperation with certain OEM/ODM customers, together with certain VAT recoverable balances due from supply chain service providers that management concluded were not expected to be recovered based on the underlying facts and circumstances.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 5 — INVENTORIES

	As of March 31,
	2025	2026
	RMB	RMB
Raw materials	10,474	9,622
Work in progress	2,941	1,137
Finished goods	13,712	9,810
Total inventory, gross	27,127	20,569
Inventory reserve	(20,776)	(16,737)
Total inventory, net	6,351	3,832

The movement of inventory reserve was as follows:

	Year ended March 31,
	2025	2026
	RMB	RMB
Balance at beginning of year	10,920	20,776
Additional/(reversal) charge	9,841	(3,999)
Foreign currency translation difference	15	(40)
Balance at the end of year	20,776	16,737

The Company evaluates inventories at each reporting date and records write-downs where the estimated net realizable value is lower than cost. In assessing net realizable value, management considers inventory ageing, expected future demand, historical usage and current market conditions. Inventories identified as slow-moving or not expected to be realized are written down to their estimated net realizable value.

During the year ended March 31, 2026, the Company recorded a reversal of inventory write-downs of RMB4.0 million, primarily due to the sale or utilization of inventories that had previously been written down, together with updated assessments of net realizable value based on current market conditions and expected recoverability. The Company did not change its inventory valuation methodology during the year.

NOTE 6 — PROPERTY, PLANT AND EQUIPMENT, NET

	As of March 31,
	2025	2026
	RMB	RMB
Office real estate	20,995	20,995
Furniture and equipment	10,768	10,768
Production and other machineries	47,845	47,888
Total	79,608	79,651
Less: accumulated depreciation	(31,059)	(36,505)
Less: impairment	(8,950)	(8,950)
Property and equipment, net	39,599	34,196

Depreciation charged to expense amounted to RMB5.7 million, RMB5.6 million and RMB5.5 million for the years ended March 31, 2024, 2025 and 2026, respectively.

Based on testing of the future economic benefits derived from the property, plant and equipment, the Company had identified indications of impairment in these assets. Impairment for property, plant and equipment was recorded RMB 9.0 million for the years ended March 31, 2025. No such impairment was recorded for the year ended March 31, 2026.

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

The components of the Company’s lease expense are as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Operating lease cost	3,249	651	1,230
Short-term lease cost	-	-	-
Lease cost	3,249	651	1,230

Supplemental cash flow information related to its operating leases was as follows for the year ended March 31, 2024, 2025 and 2026:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash outflow from operating leases	4,151	651	1,230

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 7 — LEASES (cont.)

Maturities of its lease liabilities for all operating leases are as follows as of March 31, 2026:

Year Ended March 31,
RMB
2027	1,164
2028	288
Total lease payments	1,452
Less: Interest	(25)
Present value of lease liabilities	1,427
Less current portion, record in current liabilities	(1,141)
Lease liabilities – non-current	286

The weighted average remaining lease terms and discount rates for all of its operating leases were as follows as of March 31, 2025 and 2026:

	As of March 31,
Remaining lease term and discount rate:	2025	2026
	RMB	RMB
Weighted average remaining lease term (years)	2.20	1.30
Weighted average discount rate	3.45%	3.45%

Financing with Sale-Leaseback

On January 31, 2024, UTime Guangxi entered into a sale and leaseback arrangement (the “Lease Financing Agreement”) with Chailease International Financial Leasing Corp. (“CIFLC”). Under the arrangement, certain production equipment was transferred to CIFLC for proceeds of RMB6.5 million (approximately US$0.9 million) and simultaneously leased back by UTime Guangxi for a lease term of five years.

At the commencement date, the leased equipment was recognized as a finance lease right-of-use asset and the present value of the lease payments was recognized as a lease liability using the implicit interest rate of 10.7% per annum.

As of March 31, 2026, the carrying amount of the finance lease right-of-use asset was RMB190 thousand. The corresponding lease liability amounted to RMB190 thousand, of which RMB61 thousand was classified as current and RMB129 thousand as non-current.

Amortization of the finance lease right-of-use asset amounted to RMB3.92 million for the year ended March 31, 2026. Interest expense related to the finance lease arrangement amounted to RMB0.8 million for the year ended March 31, 2026.

As of March 31, 2026, the unamortized deferred loss arise in a from the sale and leaseback transaction was RMB 0.4 million. The deferred loss is amortized over the lease term as an adjustment to the amortization expense of the related right-of-use asset.

The future minimum lease payments of the capital lease as of March 31, 2026 were as follows:

March 31,	Amount
2027	78
2028	78
2029	65
Less: unearned discount	(31)
190
Less: Current portion lease liability	(60)
Lease liabilities – non-current	$130

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — BORROWINGS

		As of March 31,
		2025	2026
	Note	RMB	RMB
Short-term borrowings
China Resources Bank of Zhuhai Co., Ltd. Loan 3	(a)	22,000	19,000
ICBC Loan 3	(b)	7,600	6,900
Bank of Beijing Loan 1	(c)	5,000	5,000
Bank of Beijing Loan 2	(d)	5,000	5,000
China Resources SZITIC Trust Company Limited Loan 2	(e)	5,000	4,000
Shenzhenwan Branch of Shanghai Pudong Development Bank	(f)	8,000	8,000
China Post Savings Bank Meilin Branch	(g)	5,000	5,000
Bank of China, Wenjin Plaza Sub-branch 1	(h)	-	4,960
		57,600	57,860

Guangxi Beibu Gulf Bank Loan 1	(i)	5,000	5,000
Guangxi Beibu Gulf Bank Loan 2	(j)	1,000	400
Bank of China, Wenjin Plaza Sub-branch 2	(k)	-	4,980
		6,000	10,380
Representing by:
Current portion of long-term borrowings		-	5,400
Non-current portion of long-term borrowings		6,000	4,980

(a)	On November 10, 2023, UTime SZ entered into a working capital loan agreement with China Resources Bank of Zhuhai Co., Ltd., to borrow RMB22 million as working capital at an annual effective interest rate of 3.55%. The loan was rollover in Nov 2024 and 2025. The loan will be due in November 2026 with interest rate of 4.0%. The Company mortgaged the office owned by UTime SZ.

The loan agreement contains certain financial and operational covenants, including but not limited to the following:

●	Collateral maintenance covenant: The appraised value of the mortgaged property securing the loan shall be maintained at no less than RMB 15.04 million at all times during the term of the loan; and
●	Cash flow covenant: The direct sales proceeds collected by the Lender from the Company’s operations shall be no less than RMB 5.0 million during the loan period.

(b)	On December 18, 2025, UTime SZ entered into a loan agreement with ICBC, to borrow RMB6.9 million as working capital at an annual effective interest rate of 3.20%. The loan will be due in Nov 2026.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 8 — BORROWINGS (cont.)

(c)	On January 2, 2024, UTime SZ entered into a credit agreement with Bank of Beijing, according to which Bank of Beijing agreed to provide UTime SZ with a credit facility of up to RMB10 million with a three-year term from January 2, 2024 to January 2, 2027. On January 2, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB 5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse. The loan was repayment on January 2, 2025 and 2026, and the bank re-extended the loan to the Company on January 7, 2026, with interest rate of 3.45% and unchanged guarantor, with the loan now due on January 2, 2027.

(d)	On February 27, 2024, UTime SZ entered into a loan agreement with Bank of Beijing, to borrow RMB5 million as working capital at an annual effective interest rate of 4.5%. The loan is guaranteed by Mr. Bao and his spouse. The loan was repayment on January 15, 2025 and January 2026,.The bank re-extended the loan to the Company on January 12, 2026 to January 2, 2027, with interest rate of 3.45% and unchanged guarantor.

(e)	On March 28, 2026, UTime SZ entered into a working capital loan agreement with CITIC Bank – Shenzhen Branch, to borrow RMB4 million as working capital at an annual effective interest rate of 3.60%. The loan is guaranteed by Mr. Bao. The loan will be due in March 2027.

(f)	In May 2024, UTime SZ entered into a credit agreement with Shanghai Pudong Development Bank to borrow RMB8 million for a term of 1 year. The loan is guaranteed by Mr. Bao. The bank re-extended the loan to the Company on April 21, 2026 to April 8, 2026, with interest rate of 4.32% and unchanged guarantor.

(g)	In Feb 2025, UTime SZ entered into a credit agreement with Postal Savings Bank of China Bank to borrow RMB5 million for a term of 1 years. Mr. Bao is a co-borrower for this loan. The bank re-extended the loan to the Company on February 2, 2026 to February 9, 2027, with interest rate of 3.11%.

(h)	In April 2025, UTime SZ entered into a credit agreement with Bank of China to borrow RMB4.96 million for a term of one (1) year with the interest rate of 3.10%. The loan was repaid in full on April 28, 2026.

(i)	On January 25, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank to borrow RMB5 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mr. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rolled over in January 2025 and, as a result, the loan will be due in January 2027 with interest rate of 4.5%. .

(j)	On January 26, 2024, UTime Guangxi entered into a working capital loan agreement with Guangxi Beibu Gulf Bank, to borrow RMB1 million as working capital at an annual effective interest rate of 3.35%. The loan is guaranteed by Mr. Bao and his spouse, Mrs. He Bo, the legal representative of UTime Guangxi, UTime SZ and Nanning Nanfang Financing Guarantee Co., Ltd, a third party. The loan was rolled over in January 2025 and, as a result, the loan will be due in January 2027 with interest rate of 4.5%.

(k)	In Oct 2025, UTime SZ entered into a credit agreement with Bank of China to borrow RMB4.98 million for a term of two (2) years with the interest rate of 3.35%. The loan will come due in October 2027.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 9 — OTHER PAYABLES AND ACCRUED LIABILITIES

	As of March 31,
	2025	2026
	RMB	RMB
Advance from customers	45,411	34,709
Accrued payroll	11,065	9,536
VAT payable	3,490	3,239
Accrued Liabilities	-	2,632
Other payables	29,384	23,694
Total	89,350	73,810

Advance from customers mainly represents advance consideration of RMB34.7 million received from a customer for goods that had not yet been delivered as of March 31, 2026. The related performance obligation remained unsatisfied at year-end, and the balance will be recognized as revenue upon transfer of control of the goods.

NOTE 10 — OTHER (INCOME)/EXPENSE, NET

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Unrealised exchange gains	(4,873)	-	-
Allowance for credit losses, net	152	505,754	(17,188)
Allowances for obsolete inventories, net	688	9,841	(3,999)
Impairment of long-live assets	-	10,496	-
Government grants	(2,421)	(2,961)	(1,922)
Gain on disposal of subsidiary	-	-	(7,272)
Others	(1,603)	3,958	27,335
Total	(8,057)	527,088	(3,046)

NOTE 11 — INCOME TAX EXPENSE

Net losses before taxes of RMB33.8 million, RMB668.6 million and RMB 27.8 million were attributed by non-U.S. entities for the years ended March 31, 2024, 2025 and 2026, respectively.

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

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — INCOME TAX EXPENSE (cont.)

PRC

In accordance with the Enterprise Income Tax Law (“EIT Law”), Foreign Investment Enterprises (“FIEs”) and domestic companies are subject to Enterprise Income Tax (“EIT”) at a uniform rate of 25%. The subsidiary, VIE and subsidiary of VIE in the PRC are subject to a uniform income tax rate of 25% for the years presented. UTime SZ is regarded as a Certified High and New Technology Enterprise (“HNTE”) and entitled to a favorable statutory tax rate of 15%. Preferential tax treatment of UTime SZ as HNTE from November 2, 2015 to December 26, 2027 has been granted by the relevant tax authorities. UTime SZ is entitled to a preferential tax rate of 15% which is subject to review by State Taxation Administration every three years. As a result of these preferential tax treatments, the reduced tax rates applicable to UTime SZ for the years ended March 31, 2024, 2025 and 2026 are 15%. However, UTime SZ has not enjoyed the above-mentioned preferential tax treatments for the years ended March 31, 2024, 2025 and 2026 due to its loss position and as such there is no impact of these tax holidays on net loss per share.

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

Withholding tax on undistributed dividends

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise arising in 2008 and thereafter that are distributed to its immediate holding company outside the PRC are subject to withholding tax at a rate of 10%. A lower withholding tax rate will be applied if there is a beneficial tax treaty between the PRC and the jurisdiction of the foreign holding company. A holding company in Hong Kong, for example, will be eligible, with approval of the PRC local tax authority, to be subject to a 5% withholding tax rate under Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, if such holding company is considered to be a non-PRC resident enterprise and holds at least 25% of the equity interests in the PRC foreign-invested enterprise distributing the dividends. However, if the Hong Kong holding company is not considered to be the beneficial owner of such dividends under applicable PRC tax regulations, such dividend will remain subject to withholding tax at a rate of 10%. The Company does not intend to have any of its subsidiaries located in PRC distribute any undistributed profits of such subsidiaries in the foreseeable future, but rather expects that such profits will be reinvested by such subsidiaries for their PRC operations. Accordingly, no withholding tax was recorded as of March 31, 2025 and 2026.

The current and deferred components of income taxes appearing in the consolidated statements of comprehensive loss are as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Current tax benefit	-	(59)	-
Deferred tax benefit	(171)	-	-
Total income tax benefits	(171)	(59)	-

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — INCOME TAX EXPENSE (cont.)

The principal components of the deductible temporary difference are as follows:

	As of March 31,
	2025	2026
	RMB	RMB
Deductible temporary difference :
Impairment on receivables	505,754	86,034
Inventories	9,841	16,737
Accrued expenses and employee benefits	11,065	1,085
Net operating loss carry forwards	141,890	132,781
Total gross deductible temporary difference	668,550	236,637
Less: valuation allowances	(668,550)	(236,637)
Total deductible temporary difference, net of valuation allowance	-	-

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

Reconciliation between total income tax expenses and the amount computed by applying the statutory income tax rate to income before taxes is as follows:

	Year ended March 31,
	2024	2025	2026
	%	%	%
Statutory rate in PRC	25	25	25
Effect of preferential tax treatment	(4)	-	-
Effect of different tax jurisdiction	(7)	-	-
Research and development super-deduction	2	-	-
Changes in valuation allowance	(16)	(25)	(25)
Total income tax provision	-	-	-

The Company recorded no current tax expense for FY2026 as it had no taxable income. No deferred tax benefit was recognized in respect of the pre-tax loss for the year, as the Company determined that it was more likely than not that the deferred tax assets would not be realized. Accordingly, a full valuation allowance was recorded against the deferred tax assets arising from the loss carryforwards and other deductible temporary differences. The valuation allowance is reflected as a reconciling item in the effective tax rate reconciliation.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 11 — INCOME TAX EXPENSE (cont.)

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

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of March 31, 2025 and 2026, the Company did not have any significant uncertain tax positions.

The Company is subject to taxation in China and Hong Kong. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations is extended to five years under special circumstances, where the underpayment of taxes is more than RMB0.1 million. In the case of transfer pricing issues, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion.

NOTE 12 — RELATED PARTIES BALANCES AND TRANSACTIONS

Related parties with whom the Company had transactions are:

Related Parties	Relationship
Mr. Bao	Director and former controlling shareholder of the Company

Mr. Cao	Director of the Company

Mr. Song	Shareholder of the Company, Business Unit Manager

Philectronics	An equity method investee of the Company

Grandsky Phoenix Limited	100% owned by Mr. Bao

(1)	Due from related parties

	As of March 31,
	2025	2026
	RMB	RMB
Philectronics	566	538
Grandsky Phoenix Limited	-	32,887
	566	33,425
Allowance for credit losses	-	(538)
Total	566	32,887

On October 1, 2025, Grandsky Phoenix Limited borrowed USD4.68 million from the Company under a one-year loan agreement maturing on September 30, 2026. As of March 31, 2026, the loan remained within its contractual term and was not past due.

Management assessed the expected credit loss on the receivable in accordance with ASC 326 and concluded that no allowance was required, as there were no indicators of default or credit deterioration and the receivable was expected to be collected in accordance with the contractual terms.

An allowance for expected credit losses was recognized for the receivable from Philectronics because the balance had remained outstanding for more than two years as of the reporting date.

Based on management’s expected credit loss assessment, including the prolonged ageing of the receivable and the absence of evidence supporting recoverability, management concluded that the balance was not recoverable and therefore recognized a full allowance.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 12 — RELATED PARTIES BALANCES AND TRANSACTIONS (cont.)

(2)	Due to related parties

	As of March 31,
	2025	2026
	RMB	RMB
Mr. Bao	17,279	16,064
Mr. Song	-	10,383
Mr. Cao	-	2
Mr. Wu	1,005	-
Grandsky Phoenix Limited	22,503	20,479
Due to related parties ( current	40,787	46,928
Mr. Cao	-	150
Mr. Bao	-	13,000
Due to related parties – non current	-	13,150

On April 1, 2023, the Company entered into a loan agreement with Grandsky Phoenix Limited to borrow USD 3.5 million, with a term of one year. The loan is interest free. The maturity date of the loan was subsequently extended for one year to March 31, 2025 through an extension agreement. On April 1, 2025, the Company and Grandsky Phoenix Limited entered into a supplementary agreement, pursuant to which the term was extended to March 31, 2027.

On November 1, 2025, the Company borrowed RMB 10 million from Mr. Song. The loan has a one-year term and bears interest at 3.5% per annum.

On April 7, 2025, the Company borrowed RMB 13 million from Mr. Bao. The loan has a one-year term and is interest-free. The agreement was subsequently extended for an additional year.

NOTE 13 — SHAREHOLDERS’ EQUITY

Ordinary Shares

On April 8, 2021, the Company completed its IPO and listed its securities on the Nasdaq Capital Market. In the offering, 3,750,000 of the Company’s ordinary shares were issued and sold to the public at a price of US$4.00 per share for gross proceeds of US$15 million. The Company recorded net proceeds (after deducting underwriting discounts and commissions and other offering fees and expenses) of approximately $13.9 million (approximately RMB88.2 million) from the offering.

On June 29, 2022, the board of directors of the Company approved the 2022 Performance Incentive Plan (the “2022 PIP”). Under the 2022 PIP, the Company has reserved a total of 5,300,000 ordinary shares for issuance as or under awards to be made to the participants of the Company. On November 7, 2022, 5,300,000 ordinary shares were issued and granted under the 2022 PIP. Total fair value of the ordinary shares granted was calculated at $9,301,500 as of the date of issuance at $1.755 per share.

On November 15, 2023, an aggregate of 4,700,000 ordinary shares were granted and issued under the 2022 PIP. Total fair value of the ordinary shares granted was calculated at $1,179,700 as of the date of issuance at $0.251 per share.

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

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 13 — SHAREHOLDERS’ EQUITY (cont.)

On January 6, 2025, the Company entered into certain securities purchase agreements (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”), pursuant to which the Company agreed to sell up to an aggregate of 10,200,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”), and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.344 per Share, at a price of $0.15 per Unit, for an aggregate purchase price of approximately $1.53 million. On February 5, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

On February 27, 2025, the Company entered into certain securities purchase agreements (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”), and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.3275 per Share, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $22.5 million. Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of Units sold pursuant to the SPA was adjusted to 17,340,000 Units, each Unit consisting of one Class A Ordinary Share (“Class A Shares”), par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.3 per Unit for an aggregate purchase price of approximately $22.5 million. On April 24, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA.

On July 29, 2025, the Company entered into certain securities purchase agreement with certain “non-U.S. Persons” as defined in Regulation S of the Securities Act of 1933, as amended pursuant to which the Company agreed to sell up to an aggregate of 80,000,000 Class A ordinary shares, par value $0.001 per share, at a price of $0.3125 per Share for an aggregate purchase price of approximately $25 million. The shares were issued on August 12, 2025, and the transaction closed on August 22, 2025.

On November 21, 2025, the Company effected a 100-for-1 share consolidation of its Class A ordinary shares. Each 100 issued and outstanding Class A ordinary shares with a par value of US$0.001 per share were consolidated into one Class A ordinary share with a par value of US$0.10 per share. The share consolidation did not affect the Company’s total shareholders’ equity. On February 17, 2026, the Company effected a 5-for-1 share consolidation of its Class A ordinary shares. Each 5 issued and outstanding Class A ordinary shares with a par value of US$0.10 per share were consolidated into one Class A ordinary share with a par value of US$0.50 per share. The share consolidation did not affect the Company’s total shareholders’ equity. All share and per share information presented in these consolidated financial statements has been retrospectively adjusted to reflect the share consolidation for all periods presented.

On October 15, 2025, the Company entered into a securities purchase agreement for a registered direct offering of 22,727,275 Class A ordinary shares, together with the related warrants. The offering closed on October 17, 2025.

On January 14, 2026, UTime Limited entered into a share purchase agreement with certain investors. Pursuant to the Purchase Agreement, the Company agreed to issue an aggregate of 4,550,000 class A ordinary shares, par value $0.1 per share, at a purchase price of $0.20 per Share, to the Investors for an aggregate purchase price of $910,000, payable in USD or USDT equivalent.

The above share quantities and par values presented for each financing transaction reflect the legal terms in effect on the respective transaction dates.

As of March 31, 2026, the Company had 900,000,000 authorized Class A ordinary shares, and 169,242 ordinary shares were issued and outstanding, respectively.

Warrants

On March 18, 2024, the Company issued 373,846,160 ordinary shares and warrants to purchase up to 1,121,538,480 ordinary shares. The warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.33 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance till March 18, 2029. The fair value of these shares is USD242.8 million as of March 18, 2024, based on which the warrants issued is calculated and classified in the equity.

The fair value of the warrants issued was estimated by using the Black-Scholes model with the following assumptions:

Terms of warrants	5 years
Expected average volatility	213.65% - 217.19%
Expected dividend yield	-
Risk(free interest rate	4.34% - 4.36%

On January 6, 2025, the Company issued 1,020,000 ordinary shares and warrants to purchase up to 3,060,000 ordinary shares. The warrants are exerciable immediately upon the date of issuance at an initial exercise price of $3.440 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance, or until January 6, 2030. The fair value of these shares is USD1.20 million as of January 6, 2025, based on which the warrants issued is calculated and classified in the equity.

Terms of warrants	5 years
Expected average volatility	241.21%
Expected dividend yield	-
Risk-free interest rate	4.42%

On February 27, 2025, the Company issued 17,340,000 ordinary shares and warrants to purchase up to 52,020,000 ordinary shares. The warrants are exerciable immediately upon the date of issuance at an initial exercise price of $3.275 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. These warrants have a term of exercise equal to five years from its date of issuance till February 27, 2031. The fair value of these shares is USD128.61 million as of February 27, 2025, based on which the warrants issued is calculated and classified in the equity.

Terms of warrants	5 years
Expected average volatility	241.75%
Expected dividend yield	-
Risk-free interest rate	4.09%

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

On October 17, 2025, the Company issued and sold 22,727,275 Class A Ordinary Shares (par value $0.001 per share) in a public offering, each accompanied by a warrant to purchase 14 Class A Ordinary Share (subject to subsequent share consolidation adjustments). The warrants are exercisable on a cash or cashless basis in accordance with their terms. During FY2026, warrant holders elected to exercise the warrants on a cashless basis.

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

In connection with the Company’s private placements, the Company issued warrants to investors to purchase the ordinary shares at various price. A summary of stock warrant activities was as follows:

		Weighted Average	Weighted Average
	Number of Warrants	Exercise Price	Remaining Contractual Term
Outstanding, March 31, 2023	-	$-	-
Granted	22,431	16500.0	2.7
Exercisable, March 31, 2024	22,431	$16500.0	2.8
Granted on January 6, 2025	612	$17200.0	4.8
Granted on February 6, 2025	10,404	$16375.0	4.9
Expired
Outstanding, March 31, 2025	33,447	16473.9	3.8
Exercisable, March 31, 2025	33447	16473.9	3.8
Granted	766	-	0.6
Outstanding, March 31, 2026	34,213	16105.0	3.7
Exercisable, March 31, 2026	34,213	16105.0	3.7

NOTE 14 — COMMITMENTS AND CONTINGENCIES

(a)	Capital commitment

At March 31, 2025 and 2026, the Company had no capital commitments.

(b)	Legal proceedings

From time to time, the Company is involved in claims and legal proceedings arising in the ordinary course of business.

Claims initiated by the Company

UTime SZ was awarded a judgment by the People’s Court of Futian District, Shenzhen, Guangdong Province (Civil Judgment No. (2019) Yue 0304 Min Chu 51640) on September 29, 2020 in a sales contract dispute with Dongguan Qinling Electronic Technology Co., Ltd. As of the date of this annual report, the judgment has not been satisfied and no payments have been received. No receivable or contingent asset has been recognized in respect of this matter because recovery remains uncertain.

UTime SZ was also involved in an entrustment agreement dispute with Shenzhen Wanhua Supply Chain Co., Ltd. Following the judgment issued by the People’s Court of Shenzhen Qianhai Cooperation Zone, Guangdong Province (Civil Judgment No. (2023) Yue 0391 Min Chu 762) on March 31, 2023, the Company received the settlement payment. Accordingly, no outstanding exposure exists in respect of this matter.

Claims against the Company

On April 6, 2026, the People’s Court of Jiangnan District, Nanning, Guangxi, issued a first-instance judgment against UTime Guangxi in a lease dispute (Civil Judgment No. (2026) Gui 0105 Min Chu 236), ordering the Company to pay approximately RMB1.08 million, including unpaid rent, occupancy fees, liquidated damages, legal fees and litigation costs. The Company recognized a provision for this matter as of March 31, 2026 because the underlying conditions giving rise to the obligation existed at the reporting date and the subsequent judgment provided additional evidence regarding the measurement of the obligation. The Company is evaluating its next steps with respect to the judgment.

On December 18, 2025, pursuant to the civil judgments under (2025) Gui 01 Min Zhong No. 10743 and (2025) Gui 01 Min Zhong No. 10742, the Company additionally accrued RMB 6.3 million for rental expenses and RMB 0.6 million for penalties and other charges. Except for this matter, there are no other material pending legal proceedings to which the Company is a party.

Based on currently available information, management does not believe that the ultimate resolution of the remaining unresolved legal proceedings, individually or in the aggregate, is reasonably expected to have a material adverse effect on the Company’s financial position, results of operations or cash flows beyond the amounts recognized in the consolidated financial statements. However, litigation is inherently uncertain, and the ultimate outcome of these matters may differ from management’s current assessment.

During the fiscal year ended March 31, 2026, an individual believed to be a former employee who retained access to the Company’s EDGAR filing codes gained unauthorized control of those codes through the EdgarNext system and, without the Company’s authorization, caused two false Form 6-K reports to be filed with the SEC and two fraudulent press releases to be issued, each falsely asserting that the Company’s officers and directors had resigned and been replaced. We confirm that these filings and press releases were not authorized, reviewed, or approved by the Company; that no officer or director resigned; and that the composition of the Company’s board of directors and management remained unchanged. The Company regained access to its EDGAR filing codes following a new Form ID application approved by the SEC on October 9, 2025, retracted the unauthorized filings, and reported the matter to the SEC and the appropriate authorities.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 15 — SEGMENT INFORMATION

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Revenue	172,156	250,997	196,385
Cost of sales	163,286	243,913	194,417

Selling expenses
-Payroll and welfare expenses	2,168	2,196	830
-Entertainment expenses	1,034	301	475
-Other	3,154	4,531	412

General and administrative expenses
-Payroll and welfare expenses	6,001	5,317	2,749
-Professional service expenses	4,055	8,700	4,514
-Share based compensation expenses	8,892	111,034	-
-Research and development expenses	21,132	9,457	5,368
-Other	631	3,083	12,522

Other (income)/expenses, net	(8,057)	527,088	(3,046)

Interest expenses	3,617	3,927	5,980

Income tax benefits	(171)	(59)	-

Net loss	(33,586)	(668,491)	(27,836)

The Company’s sales breakdown based on location of customers is as follows:

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Mainland China	106,216	187,842	186,589
Hong Kong	-	36,482	2,211
Africa	21,478	11,278	1,514
The United States	15,415	3,772	1,008
Others	29,047	11,623	5,063
Total	172,156	250,997	196,385

The location of the Company’s long(lived assets is as follows:

	As of March 31,
	2025	2026
	RMB	RMB
PRC	44,369	37,365
Total	44,369	37,365

Pursuant to ASC 280-10-50-41, the other non-current assets of RMB nil and RMB nil, and the intangible assets, net of RMB nil and RMB 0.1 million were excluded from long-lived assets as of March 31, 2025 and 2026 respectively.

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with SEC Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company. The amounts restricted include paid-in capital, capital surplus and statutory reserves, after intercompany eliminations, as determined pursuant to PRC generally accepted accounting principles, totaling RMB72.4 million and as of March 31, 2024 and 2025.

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

BALANCE SHEETS

	As of March 31,
	2025	2026
	RMB	RMB
ASSETS
Current assets
Cash and cash equivalents	2	2
Prepaid expenses and other current assets	26,516	-
Inter-company receivable	466,289	432,580
Non-current assets
Investment in subsidiaries	(563,937)	(230,876)
Total assets	(71,130)	201,706

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Inter-company payable	(324)	862
Due to related parties	22,906	20,794
Other payables and accrued liabilities	38,951	36,987
Total liabilities	61,533	58,643

Shareholders’ equity
Class A ordinary shares, par value US$0.001; Authorized: 900,000,000 shares; Issued and outstanding: 721 shares as of March 31,2025 and 169,242 shares as of March 31, 2026*	26	5,839
Class B ordinary shares, par value US$0.001; Authorized: 100,000,000 shares; nil shares as of March 31, 2025 and March 31, 2026	-	-
Additional paid-in capital	732,909	1,204,970
Subscription Receivables	-	(155,495)
Accumulated deficit	(878,915)	(906,751)
Accumulated other comprehensive income	13,317	(5,500)
Total shareholders’ equity	(132,663)	143,063
Total liabilities and shareholders’ equity	(71,130)	201,706

UTIME LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in thousands, except share data and per share data, or otherwise noted)

NOTE 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (cont.)

STATEMENTS OF COMPREHENSIVE LOSS

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
Loss from equity method investments	(50,082)	(558,399)	28,691
Operating expenses	(10,802)	(111,688)	(56,527)
Net loss	(60,884)	(670,087)	(27,836)
Foreign currency translation difference	1,456	10,584	(18,817)
Comprehensive loss	(59,428)	(659,503)	(46,653)

STATEMENTS OF CASH FLOWS

	Year ended March 31,
	2024	2025	2026
	RMB	RMB	RMB
CASH FLOW FROM OPERATING ACTIVITIES
Net loss	(60,884)	(670,087)	(27,836)
Adjustments to reconcile net loss to net cash provided by operating activities:
Equity loss of subsidiaries	50,082	558,399	(28,691)
Share-based compensation and expenses	8,892	111,034	-
Allowance for credit loss, net	-	-	25,950
Changes in operating assets and liabilities:
Inter-company receivable	(13,078)	10,624	33,709
Prepaid expenses and other current assets	(500)	(21,355)	(21,203)
Inter-company payable	(33,989)	(3,210)	1,186
Other payables and accrued liabilities	25,531	(5,058)	9,252
Net cash used in operating activities	(23,946)	(19,653)	(7,633)
Related-parties	2,901	(822)	(2,113)
Loan received from a shareholder	20,546	-	-
Proceeds from issuance of ordinary shares	-	11,724	-
Effect of exchange rate changes on cash and cash equivalent and restricted cash	498	8,752	9,746
Net change in cash and cash equivalent	(1)	1	-
Cash and cash equivalents, beginning of year	2	1	2
Cash and cash equivalents, end of year	1	2	2

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of March 31, 2025 and 2026, respectively.

NOTE 17 — SUBSEQUENT EVENTS

On April 24, 2026, the Company adopted its 2026 Equity Incentive Plan (“EIP”) to provide equity-based incentives to certain employees, officers, non-employee directors, consultants, independent contractors, and advisers of the Company. The EIP permits the issuance of up to 5,000,000 Class A Ordinary Shares. The EIP replaces a previous equity incentive plan adopted by the Company in 2024.

On April 27, 2026, the Company filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission to register 5,000,000 Class A ordinary shares, par value $0.50 per share, reserved for future issuance under the Company’s 2026 Equity Incentive Plan. The registration is subject to SEC review and had not become effective as of the date of this report.

On April 29, 2026, the Company granted 1,000,000 immediately vested RSUs to its five directors (200,000 RSUs each), each representing one Class A ordinary share.

On May 4, 2026, the Company completed a registered direct offering of 200,000 Class A ordinary shares and pre-funded warrants to purchase 800,000 Class A ordinary shares, for aggregate gross proceeds of approximately $1,200,000 before offering expenses. The net proceeds will be used for working capital and general corporate purposes. The Company also entered into customary lock-up arrangements with its officers and directors.

On May 19, 2026, the Company completed a Regulation S private placement of 50,000,000 units at $1.00 per unit, each consisting of one Class A ordinary share and a warrant to purchase four Class A ordinary shares at $1.10 per share, for aggregate gross proceeds of approximately $50,000,000 before offering expenses. The warrants are exercisable immediately and expire on May 18, 2031. Officers and directors entered into 180-day lock-up agreements in relation to this offering. Net proceeds will be used for working capital and general corporate purposes.

On February 27, 2025, the Company had entered into a certain securities purchase agreement (the “SPA”) with certain “non-U.S. Persons” (the “Purchasers”) pursuant to which the Company agreed to sell up to an aggregate of 173,400,000 units (the “Units”), each Unit consisting of one ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.3275 per Share, at a price of $0.13 per Unit for an aggregate purchase price of approximately $22.5 million. Following the amendment to the Company’s share capital and the 1-for-10 reverse share split effective March 31, 2025, the number of Units sold pursuant to the SPA has been adjusted to 17,340,000 Units, each Unit consisting of one Class A Ordinary Share (“Class A Shares”), par value $0.001 per share, and a warrant to purchase three Class A Shares with an initial exercise price of $3.275 per Class A Share, at a price of $1.3 per Unit for an aggregate purchase price of approximately $22.5 million. On April 24, 2025, the offering closed upon the satisfaction or waiver of all closing conditions set forth in the SPA. Subsequently, in June 2026, the Company cancelled the SPA.

On June 22, 2026, the Company underwent a 10-for-1 share consolidation (the “Share Consolidation”).

On July 13, 2026, as mutually agreed by the Company and certain investors, the Company canceled a total of 3,672 Class A ordinary shares that had been issued to 23 offshore investors in its previously announced private placements in 2025 due to payment issues.

On July 22, 2026, the Company entered into grant agreements (each, a “Grant Agreement”) with each of the Company’s five directors, pursuant to which the Company issued to each director 180,000 restricted Class A ordinary shares, under the Company’s 2026 Equity Incentive Plan.

On July 27, 2026, the Company filed a registration statement on Form S-8 to re-register the shares previously registered in relation to the Company’s EIP. The re-registration was necessary to ensure all 5,000,000 shares issuable under the EIP remained registered following the Share Consolidation.

On March 13, 2026, the Company entered into a non-binding LOI to acquire 100% of the outstanding equity of Feixiaohao, a Web3 data analytics and asset pricing platform. The proposed transaction is valued at up to $80 million, which is expected to be structured through a combination of $64 million in the Company’s ordinary shares or convertible preferred shares and $16 million in cash consideration. On May 11, 2026, the Company provided an update that the financial, legal, and operational due diligence relating to the proposed transaction was progressing in an orderly manner, and the parties were actively evaluating business integration and technology infrastructure opportunities. The proposed transaction remains subject to the completion of satisfactory due diligence, the negotiation and execution of definitive agreements, the satisfaction of customary closing conditions, and applicable regulatory approvals. As of the date of this annual report, the LOI remains non-binding, and there can be no assurance that a definitive agreement will be executed or that the proposed transaction will be consummated on the terms described, or at all.

